As filed with the Securities and Exchange Commission on July 9, 2013

Registration No. 333-173198

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALLY FINANCIAL INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6172	38-0572512
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Renaissance Center

P.O. Box 200

Detroit, MI 48265-2000

(866) 710-4623

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David J. DeBrunner

Vice President, Chief Accounting Officer, and Corporate Controller

Ally Financial Inc.

200 Renaissance Center

P.O. Box 200

Detroit, MI 48265-2000

(866) 710-4623

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard J. Sandler, Esq. Richard A. Drucker, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	James J. Clark, Esq. Noah B. Newitz, Esq. Brian Kelleher, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005-1702 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, par value $0.01 per share	$100,000,000	$11,610(3)
Tangible Equity Units	$100,000,000	$11,610(3)
Stock Purchase Contracts(4)
Junior Subordinated Amortizing Notes

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes offering price of shares and units that the underwriters have the option to purchase pursuant to their over-allotment option.
(3)	Previously paid.
(4)	In accordance with Rule 457(i) under the Securities Act, this registration statement also registers shares of our common stock, which is our reasonable good-faith estimate of the maximum number of shares of our common stock that are initially issuable upon settlement of the stock purchase contracts registered hereby. The number of shares of our common stock issuable upon such settlement may vary based on the market price of the common stock registered hereby. If the number of shares of our common stock needed to settle such purchase contracts is greater than such estimate due to the operation of the formula described herein that links the number of shares to the market price of our common stock at the time of such settlement, the Registrant will either file an additional registration statement or rely on an available exemption from registration, such as Section 3(a)(9) of the Securities Act. In addition, the number of shares of our common stock initially issuable upon such settlement is subject to adjustment pursuant to the anti-dilution provisions of the stock purchase contracts, as described herein. Pursuant to Rule 416 under the Securities Act, this registration statement is deemed to have registered the shares of our common stock offered or issued as a result of such anti-dilution adjustments.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains a prospectus relating to an offering of shares of our common stock (for purposes of this Explanatory Note, the Common Stock Prospectus), together with separate prospectus pages relating to an offering of our tangible equity units (for purposes of this Explanatory Note, the Units Prospectus). The complete Common Stock Prospectus follows immediately. Following the Common Stock Prospectus are the following alternative and additional pages for the Units Prospectus:

•	front and back cover pages, which will replace the front and back cover pages of the Common Stock Prospectus;

•	pages for the “Prospectus Summary—The Offering” section, which will replace the “Prospectus Summary—The Offering” section of the Common Stock Prospectus;

•

pages for the “Risk Factors—Risks Related to Ownership of the Units, Separate Purchase Contracts, Separate Amortizing Notes and Common Stock” section, which will replace the “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” section of the Common Stock Prospectus;

•	pages for “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” section, which will be added to the Units Prospectus;

•

pages for the “Description of the Units”, “Description of the Purchase Contracts” and “Description of the Amortizing Notes” sections, which will replace the “Concurrent Transactions” section of the Common Stock Prospectus;

•	pages for the “Book-Entry Procedures and Settlement” section, which will be added to the Units Prospectus;

•	pages for the “Concurrent Transactions” section, which will replace the “Concurrent Transactions” section of the Common Stock Prospectus;

•	pages for the “Certain U.S. Federal Income Tax Considerations” section, which will replace the “U.S. Federal Tax Considerations for Non-U.S. Holders” section of the Common Stock Prospectus; and

•	pages for the “Underwriting” section, which will replace the “Underwriting” section of the Common Stock Prospectus.

In addition, the references to common stock in “Validity of Common Stock” in the Common Stock Prospectus will be replaced with references to tangible equity units in the Units Prospectus.

Each of the complete Common Stock Prospectus and Units Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933, as amended. The closing of the offering of common stock is conditioned upon the closing of the offering of Units, and the closing of the offering of Units is conditioned upon the closing of the offering of common stock.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholder is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 9, 2013

PRELIMINARY PROSPECTUS

            Shares

ALLY FINANCIAL INC.

COMMON STOCK

The United States Department of the Treasury (the “selling stockholder” or “Treasury”) is offering             shares of common stock of Ally Financial Inc. (“Ally”). See “Principal and Selling Stockholders.” Ally Financial Inc. will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder.

This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list the common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ALLY”.

The selling stockholder has granted the underwriters the right to purchase up to              additional shares of common stock to cover over-allotments, if any, at the public offering price, less the underwriters’ discount, within 30 days from the date of this prospectus.

Concurrently with this offering, Treasury is also making a public offering of              tangible equity units issued by us (the “Units”). Treasury has granted the underwriters of that offering the right to purchase up to              additional Units to cover over-allotments, if any, at the public offering price of the Units, less the underwriters’ discount for the Units, within 30 days from the date of the prospectus for the concurrent Units offering. The closing of the offering of Units is conditioned upon the closing of the offering of our common stock, and the closing of the offering of our common stock is conditioned upon the closing of the offering of Units.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

	Per Share	Total
Public offering price and proceeds to the selling stockholder	$	$
Underwriting discounts and commissions(1)	$	$

(1)	Ally has agreed to pay all underwriting discounts and commissions, transfer taxes and transaction fees, if any, applicable to the sale of the common stock and the fees and disbursement of counsel for the selling stockholder incurred in connection with the sale.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2013.

Citigroup	Goldman, Sachs & Co.

Morgan Stanley	Barclays

Deutsche Bank Securities

The date of this prospectus is                     , 2013

In this prospectus, unless the context indicates otherwise, “Ally,” the “company,” “we,” “us” and “our” refer to Ally Financial Inc. and its direct and indirect subsidiaries on a consolidated basis. None of us, the underwriters, or the selling stockholder have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters nor the selling stockholder take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys, and studies conducted by third parties. Industry publications, studies, and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements, before making an investment decision.

Overview

Ally is one of the largest providers of automotive financing products, including wholesale loans and retail loans and leases, a leader in direct banking, and the 16th largest bank holding company in the United States based on total assets. We have over 90 years of experience supporting automotive dealers and their retail customers with a premium service model offering a broad array of financial products and services. Our bank subsidiary, Ally Bank, is a leading competitor with a comprehensive consumer value proposition and well-regarded brand in the rapidly growing direct banking market. We had $166.2 billion of total assets and $49.5 billion of bank deposits at March 31, 2013.

Our primary operations are conducted within Dealer Financial Services, which consist of our Automotive Finance operations and Insurance operations. In addition, Ally Bank has successfully built a leading brand offering its customers a full spectrum of innovative savings, checking, and other deposit products and provides us with stable and diversified funding.

Our strategy is to extend our leading position in automotive finance in the United States by continuing to provide automotive dealers and their retail customers with premium service, a comprehensive product suite, consistent funding and competitive pricing, reflecting our commitment to the automotive industry. We will also seek to broaden and deepen the Ally Bank franchise, prudently growing stable, quality deposits while extending our foundation of innovative products and outstanding customer service.

Dealer Financial Services

Our Dealer Financial Services business is centered around our strong and longstanding relationships with automotive dealers and supports our original equipment manufacturer (“OEM”) partners and their marketing programs. We serve the financial needs of almost 16,000 dealers in the United States and approximately 4 million of their retail customers as of March 31, 2013. We have approximately 1,600 automotive finance and 600 insurance employees across the United States focused on serving the needs of our dealer customers with finance and insurance products, expanding the number of overall dealer and automotive manufacturer relationships, and supporting our dealer lending and underwriting functions. In addition, we have over 1,700 employees focused on supporting our automotive loan and servicing operations.

Our Dealer-Centric Business Model

Ally’s primary customers are automotive dealers, which are independently owned businesses. As part of the process of selling a vehicle, automotive dealers typically originate loans and leases for their retail customers. Dealers then sell these loans and leases to Ally or another automotive finance provider.

Over our 90 year history, we have successfully differentiated ourselves from our competition by providing premium services for automotive dealers with comprehensive product offerings, and through our nationwide dealer support and sales forces and our unrelenting industry focus. We have multi-generational relationships with many of our dealers and have been a trusted partner through various economic cycles.

Our comprehensive suite of financial products includes new vehicle retail loans and leases, used vehicle loans, floorplan loans, dealer working capital and real estate loans, vehicle service contracts, gap insurance, floorplan insurance, and our SmartAuction service for remarketing vehicles. Through this suite of products, we have financing capabilities that follow vehicles from the manufacturer, to the dealer’s showroom floor, to the individual retail customer.

We are fully committed to broadly serving the needs of our dealer customers. Our 2,200 dealer-facing employees provide a consistent high level of service at the dealership level. The field service team provides training to the dealers’ employees related to our financing products and helps the rollout of specialized financing programs to support automobile manufacturer marketing initiatives. In addition, our continued investment in our retail loan application infrastructure has allowed us to access almost 7 million applications in 2012, up from 2 million in 2009.

As part of our premium services to our dealer customers, and to strengthen our relationship with them, we offer market driven programs, such as Ally Dealer Rewards. These programs support increasing business volumes as well as the number of products used by each dealer. During the first quarter of 2013, 57% of our U.S. dealer customers received benefits under the Ally Dealer Rewards program, which was initiated in 2009. As of March 31, 2013, over 5,700 of our automotive dealer customers utilized four or more of our products.

Our dealer-centric business model has led to the development of products and services that profitably support our dealer customers. For example, our proprietary internet-based SmartAuction system supports the remarketing of off-lease and other used vehicles among the nearly 9,000 dealers that are on our system. SmartAuction enabled us to maximize proceeds on the 67,000 vehicles sold through the system during the first quarter of 2013. In addition, our SmartAuction remarketing capabilities provide dealers with additional retail sale opportunities when existing customers decide to replace a vehicle. These retail sale opportunities include the sale of the used vehicle being replaced as well as a new vehicle being obtained, with a potential opportunity for Ally to finance each of these transactions.

Automotive Finance Operations

We have extensive experience providing and servicing automotive loan and lease products to consumers who purchase vehicles from our dealer customer network. According to Experian Automotive, we were the largest provider of automotive financing in the United States during the first quarter of 2013, funding one out of every fifteen new vehicles that were financed or leased through franchised dealers in the United States. We were also the third largest provider of used vehicle financing for retail customers of franchised dealers during the first quarter of 2013. We are focused on expanding profitable dealer relationships, prudently increasing earning asset growth, and delivering higher risk-adjusted returns. As a result of this strategic focus, we funded total retail loan and lease originations in the United States of $38.7 billion in 2012 as well as $9.7 billion during the first quarter of 2013. The bulk of our consumer financing is in the form of fully amortizing, intermediate term installment loans to fund the purchase of new and used vehicles.

According to Experian Automotive, Ally was the fourth largest vehicle lessor in the United States during the first quarter of 2013. Leasing is an important and growing part of our business. It is integral to the business of our automotive dealer customers, and facilitates dealer automotive sales to consumers who prefer recent vintage vehicles and are attracted to the lower monthly payments associated with a lease. Our lease programs are designed to support the return of the vehicle to the dealer at the end of the lease term in order to facilitate the sale or lease of a new vehicle by the dealer. We believe dealers and OEMs value our unique infrastructure and ability to structure innovative lease programs designed to provide a second transaction for the dealer from the sale or lease of the returned off-lease vehicle.

The following table sets forth our volume of new and used retail automotive loans and leases in the United States:

	Three months ended March 31,		Year ended December 31,
($ in billions)	2013	2012	2012	2011	2010	2009	2008
New GM/Chrysler Standard	2.5	2.7	10.7	13.1	11.8	5.0	3.8
Other New Retail	0.5	0.5	2.2	1.7	0.7	0.2	0.9
Lease	2.7	1.6	8.4	7.3	3.9	0.3	7.6
Used	2.5	2.6	9.6	9.0	4.7	2.3	5.6
New GM/Chrysler Subvented	1.5	2.3	7.8	9.1	10.5	10.6	10.9

Total	9.7	9.7	38.7	40.2	31.6	18.4	28.8

We provide floorplan inventory lending and other commercial loans to approximately 5,000 dealers in the United States. We were one of the largest providers of floorplan inventory lending in the United States during 2012. As of March 31, 2013, we had $31.9 billion of outstanding commercial loans to our dealer customers consisting primarily of floorplan inventory loans.

Ally is also one of the largest automotive loan servicers in the United States. We provide consumer asset servicing for our $76.5 billion portfolio of retail automotive loans and leases as of March 31, 2013. The extensive infrastructure and experience of our servicing operation are important to our ability to minimize our loan losses and enable us to deliver a favorable customer experience to both our dealers and their retail customers. Our remarketing services, including SmartAuction, efficiently support dealer-to-dealer and other vehicle sale transactions.

In addition, we believe our longstanding relationship with General Motors (“GM”) and more recent relationship with Chrysler Group LLC (“Chrysler”) and other OEMs have resulted in particularly strong relationships between us and thousands of dealers, providing us with extensive operating experience relative to other automotive finance providers. We offer primarily standard rate retail loans and leases through our dealers, and we also work with manufacturers to offer new vehicle retail loans and leases at manufacturer-subvented rates. Our strong dealer relationships have allowed us to increase our standard rate retail loan and lease origination volumes. Subvented retail loan origination volumes have decreased to 15.7% of our U.S. originations during the first quarter of 2013, compared to 58.0% in 2009.

Insurance Operations

Our Insurance operations offer both consumer insurance products sold primarily through dealers and commercial insurance products sold to dealers. As part of our focus on offering dealers a broad range of products, we provide vehicle service contracts and maintenance coverages. We also underwrite selected commercial insurance coverages which primarily insure dealers’ wholesale vehicle inventory.

Our national insurance platform provides us with a competitive advantage relative to other automotive financing providers, allowing us to design products tailored to our dealer customers, control underwriting, and retain the profits generated by this business. For the year ended December 31, 2012, we had over $1.0 billion in total insurance premiums written. We sell insurance products to approximately 4,000 dealers in the United States. Moreover, our Insurance operations maintain high wholesale insurance penetration levels, with approximately 80 percent of U.S. dealers with Ally floorplan financing also carrying our floorplan insurance. Dealers who receive wholesale financing from Ally are eligible for wholesale insurance incentives, such as automatic eligibility in our preferred insurance programs and increased financial benefits.

Ally Bank

Ally Bank has achieved sustained franchise momentum in the retail deposits business based upon a highly regarded brand, customer-centric approach, innovative products, competitive pricing, and consumer friendly fee structure. Ally Bank has become a leader in the direct banking market, with consistent and steady expansion of customer relationships. Our direct bank business model caters to the expanding population of technologically comfortable consumers who are increasingly adopting digital technologies to meet their banking preferences. We have distinguished ourselves with consumers with our philosophy of “Talk Straight, Do Right, Be Obviously Better,” with approximately 691,000 customers and over 1.3 million accounts at March 31, 2013. Ally Bank has received numerous accolades, including being recognized as “Best Online Bank”, “Best One-Year CD” and “One of the Best Savings Accounts” by MONEY Magazine, and “Best Deals in Online Banking” by Kiplinger.com. Ally Bank is also consistently recognized for the customer-friendly design and execution of our products, features, delivery channels and service, including “Outstanding Website” by Web Marketing Association, “Innovation in Customer Service Award” by The Stevie Awards, “Fewest Complaints / Highest Satisfaction” by Bank Innovation, and “Checking Account Safety & Transparency” by The Pew Charitable Trusts. Our retail banking products include savings and money market accounts, certificates of deposit (CD), interest-bearing checking accounts, trust accounts and individual retirement accounts. Ally Bank’s competitive direct banking features include online and mobile banking, electronic bill pay, remote deposit, electronic funds transfer nationwide, ATM fee reimbursements and no minimum balance requirements.

We believe Ally Bank is well-positioned to continue to benefit from the consumer-driven shift from branch banking to direct banking. According to a 2012 American Bankers Association survey, the percentage of customers who prefer to do their banking via direct channels (internet, mail, phone, and mobile) increased from 34% to 62% between 2007 and 2012, while those who prefer branch banking declined from 39% to 18% over the same period.

At March 31, 2013, Ally Bank had $49.5 billion of deposits, including $38.8 billion of retail deposits, making Ally Bank the 28th largest FDIC-insured depository institution in the United States by total bank deposits. The growth of our retail deposit base from $7.2 billion at the end of 2008, to $38.8 billion at March 31, 2013, as well as a reduction in the average cost of deposits, has enabled us to reduce our cost of funds. Ally Bank has steadily expanded its loyal customer base through best-in-class customer service, innovative and competitive products, and growing brand awareness, and as of March 31, 2013, Ally Bank had approximately 691,000 customers. Ally Bank had an over 90% CD retention rate for fiscal year-end 2012 and in first quarter 2013. We expect to continue to lower our cost of funds and diversify our overall funding as the deposit base grows.

The following chart shows the amount and type of Ally Bank’s customer deposits and the average retail deposit rate as of the dates indicated:

Our Strengths

Automotive financial services category leader with full product suite.

We are one of the largest providers of automotive financing products, including wholesale loans and retail loans and leases, in the United States and are an integral part of the automotive industry. We believe that our over 90-year history has provided us extensive knowledge of the automotive industry and the financial services needs of its dealers, automotive manufacturers, and retail consumers.

The combination of our full suite of finance and insurance products, premium service standards, market driven programs, and infrastructure and scale, distinguish us as a preferred and trusted business partner to our dealer customers and puts us in a position to compete effectively with other financial institutions and new entrants to the market.

Market-driven and dealer-centric business model.

Implementation of our market-driven programs, such as Ally Dealer Rewards and SmartAuction, since 2008 have enabled us to grow our Dealer Financial Services business within our existing dealer relationships and expand into new relationships with dealers of various manufacturers. This business model has allowed us to offer more products, expand our dealer base, and strengthen our existing network of dealer relationships. These strong relationships have allowed us to diversify our asset base and decrease our subvented retail loan origination volumes to 15.7% of our U.S. originations during the first quarter of 2013, compared to 58.0% in 2009. In addition, as of March 31, 2013, over 5,700 of our automotive dealer customers utilized four or more of our products and 57% of our U.S. dealer customers received benefits under the Ally Dealer Rewards program.

Our 2,200 automotive finance and insurance employees are dedicated to directly supporting the needs of our dealer customers in the United States. This infrastructure allows us to accommodate our growing volume of business and support our existing customers. Our national sales force meets the needs of our dealer customers, expands our market penetration in the dealer network, and supports our existing and new OEM partners. Our sales force consists of direct dealer account relationship professionals, supplemental product support coverage professionals, and primary manufacturer relationship account professionals.

Infrastructure scale and breadth.

We believe the scale and breadth of our platform provide us with a significant competitive advantage. We have invested significantly in our technology infrastructure and other initiatives to support our automotive platform to further enhance our dealer and retail customer relationships and increase business volumes. This focus has resulted in increased credit application flow and originations from dealers representing various manufacturers. We are able to access applications with respect to almost all brands sold by U.S. automotive dealerships. In 2012, we had access to almost 7 million applications compared to 2 million applications in 2009. We believe that our scale, breadth of platform and strong market presence across all 50 states differentiate us from others in the auto finance industry. The combination of our extensive infrastructure, our relationships with finance and insurance departments of dealers, and our participation in the major credit application on-line networks, provides us with a strong platform to efficiently grow our consumer business volumes across a broad mix of automotive dealers.

Attractive market opportunities.

We are well-positioned to benefit from continued growth in the automotive finance market as both the U.S. economy and the U.S. Seasonally Adjusted Annualized Rate (SAAR) of vehicle sales continue to rebound from their 2008-2009 recessionary levels. While consumer and business automotive spending has recovered from recent lows, it still remains well below historical average levels. According to U.S. Department of Transportation, the average age of vehicles in the United States has continued to rise and was at an all-time high of 10.8 years in 2011. The chart below shows historical consumer, business and government spending on automobiles as a percentage of U.S. GDP.

Source: Bureau of Economic Analysis, U.S. Department of Commerce

The chart below shows historical and projected U.S. SAAR (in millions):

Source: Bureau of Economic Analysis as to 2006-2012 data and Blue Chip Economic Indicators, Vol. 38, No. 4, as to projected 2013-2014 data.

The used vehicle financing market is significant and highly fragmented. We continue to increase our focus on used vehicle financing, primarily through franchised dealers. According to Experian Automotive, over 11.1 million used vehicles were sold by franchised dealers in 2012. The fragmented used vehicle financing segment provides an attractive opportunity that we believe will further expand and support our dealer relationships and increase our volume of retail loan originations.

Leading scalable consumer-focused direct banking franchise.

Our consumer-focused strategy and scalable bank platform position Ally Bank well in the growing direct banking market. We provide a full array of retail banking products to the growing number of customers who choose Ally Bank. Ally Bank provides much of the same functionality as a traditional bank, while seeking to provide superior accessibility, lower fees and better customer service. We also benefit from avoiding the overhead expense of a traditional “brick and mortar” branch network. We continue to focus on Ally Bank’s foundation of innovative, competitive products, and best-in-class service. Our platform is highly scalable. We have consistently benefited from increased operating efficiencies, which have more than supported our continued investment in technology and other competitive differentiators. The Ally Bank brand has attained strong recognition and positions us for further growth. In addition, Ally Bank provides us with a diversified source of stable, low-cost funding.

Strong and streamlined balance sheet and sophisticated risk management.

We believe one of our core strengths is the high quality, short duration, and streamlined nature of our asset base. Our assets are predominately consumer automotive loans and leases and commercial loans to automotive dealers. We have a long history of originating these assets and they have typically performed predictably based on the credit attributes of the loans and leases. These attributes include FICO scores, loan-to-value ratios, and payment-to-income ratios. Since 2008, we have made efforts to significantly streamline our balance sheet to focus on U.S. automotive related assets in order to provide a more predictable earnings stream. These streamlining efforts include selling our automotive finance businesses in Europe, Canada and Latin America and several international insurance businesses, as well as exiting the mortgage origination and servicing business.

We are prudently expanding automotive originations across the credit spectrum in accordance with our underwriting standards. During the first quarter of 2013 and fiscal year 2012, we originated $7.0 and $30.4 billion of retail automotive loans, respectively. During the first quarter of 2013 and fiscal year 2012, the loss rate on our U.S. consumer automotive portfolio was 0.69% and 0.53%, respectively.

We believe our many years of experience in the automotive industry, and our rigorous underwriting standards result in the high quality of the leases on our balance sheet. We manage risk using our robust combination of credit metrics, including, among others, FICO scores and proprietary vehicle residual value models. Estimating future vehicle residual values is one of the most important steps of writing a new lease. We have extensive experience in underwriting new leases. This experience and the large volume of off-lease and other used vehicles sold through the SmartAuction system help us set appropriate residual value rates at the time a lease is written. During the first quarter of 2013 and fiscal year 2012, we originated a total of 87,100 and 273,200 U.S. automotive leases totaling approximately $2.7 billion and $8.4 billion, respectively.

Our commercial automotive financing business consists primarily of wholesale financing in which credit is extended to individual dealers and is secured by vehicles in inventory and, in some circumstances, other assets owned by the dealer or by a personal guarantee. We manage risk in our commercial automotive financing business through our rigorous credit underwriting process which utilizes our proprietary dealer credit evaluation system, our ongoing risk monitoring program, and vehicle inventory audits to verify collateral and dealer compliance with lending agreements. At March 31, 2013, we maintained a portfolio of $31.9 billion of commercial automotive loans. During the first quarter of 2013 and fiscal year 2012, the loss rate on our U.S. commercial automotive loan portfolio was 0.007% and 0.003%, respectively.

Our balance sheet is well capitalized. At March 31, 2013, we had a Tier 1 capital ratio of 14.6%, and a Tier 1 common ratio of 7.9%. We currently estimate based on preliminary analysis of the Basel III guidelines published to date that such enhanced Basel III capital requirements would lower our Tier 1 capital ratio by approximately 30 to 50 basis points. We believe this capitalization compares favorably to our peers and positions us for future growth.

Access to liquidity.

We have demonstrated strong access to diversified funding and liquidity sources, which are critical to our business. As of March 31, 2013, we had $29.9 billion of current liquidity in the form of cash, highly liquid unencumbered securities, and committed credit facilities.

Ally Bank provides us stable, low-cost deposit funding utilizing an efficient direct-to-consumer delivery model. Deposits accounted for approximately 40% of our funding at the end of the first three months of 2013, compared to 14% at the end of 2008. We expect the percentage of deposit funding to continue to grow, which will further reduce our cost of funds. We have a diversified source of funding, including unsecured debt markets, unsecured retail term notes, public and private securitizations, committed and uncommitted credit facilities, FHLB advances, CDs, and retail deposits.

Experienced management team.

Our senior management team is comprised of financial professionals with deep operating experience in automotive and consumer finance, and extensive experience managing some of the largest and most successful financial institutions in the world. Our senior management team has successfully led us to consistent profitability in our core Automotive Finance operations and the development of our strong liquidity and capital position following the financial crisis. Furthermore, our senior management team has led our strategic transformation into a U.S.-focused, market-driven and dealer-centric business model, divesting our International businesses and substantially exiting the mortgage origination and servicing business.

Our Business Strategy

Improve our shareholder return profile and ROE.

We expect to improve profitability through (a) reducing funding costs, (b) operating efficiencies and lower non-interest expense, and (c) longer term changes in the impact of our regulatory requirements that currently impact our returns to shareholders. We expect to continue to decrease our overall funding costs through proactive liability management, refinancing high coupon debt, growing our retail deposit base, increasing the number of loans and leases we originate at Ally Bank, improving our credit ratings, and efficiently accessing secured and unsecured wholesale markets as certain higher-cost legacy funding matures. We expect to lower our non-interest expense by rationalizing our operational footprint as the Company has been, and is being, streamlined significantly in 2012 and 2013. Our scalable business platform provides us with operating leverage which will also assist returns as we seek to expand our Automotive Finance operations. We seek to prudently grow our balance sheet by originating high quality automotive assets across a diversified business mix, which we believe will allow us to generate stable, attractive risk-adjusted returns in a variety of interest rate and credit environments.

Expand our dealer relationships through innovative products and premium services.

We believe that our dealer-centric business model, full range of product offerings, and sales organization position us to further broaden our relationships with existing and new dealers, and to originate attractive retail automotive loans, leases, and other products. Our strategies, including market driven programs such as Ally Dealer Rewards and SmartAuction, have been designed and implemented to drive higher business volumes with our dealers. We are also leveraging our existing dealer relationships, product suite, and extensive operating experience to expand our diversified dealer network and prudently expand our automotive originations across the credit spectrum in accordance with our underwriting standards. Furthermore, we have dedicated resources to the underwriting and financing of used vehicle sales that allow us to expand loan origination volume with our existing dealer base.

Continue to grow our leading direct bank franchise.

Ally Bank’s strategy is to continue to invest in the development of our well regarded brand and strong consumer value proposition in order to expand the relationship with our growing deposit base. For the first quarter of 2013, most of our U.S. wholesale balances and approximately two-thirds of our U.S. consumer automotive originations were funded within the bank. We plan to continue to increase the amount of assets that are funded by the bank. This growth will allow us to more efficiently utilize the bank’s capital and to take advantage of the lower cost and greater stability of Ally Bank’s funding sources, including deposits. We expect to continue to prudently expand the products Ally Bank offers in order to improve our customers’ banking experience, broaden our dealer relationships, and expand our funding alternatives.

Maintain a strong balance sheet through disciplined origination, servicing, and risk management.

We will continue to focus primarily on commercial and consumer automotive loans, leases, and related products. These assets performed well through the credit cycle, including the recent financial crisis.

We believe that we maintain strong levels of capital and liquidity relative to our loan and lease portfolio as well as to other bank holding companies. Our strategy is to expand profitable dealer relationships and grow our earning assets, which we believe will allow us to efficiently utilize our capital and enhance our profitability.

Our History

Our History and Strategic Transformation

Ally was formed in 1919 as the captive finance subsidiary of GM. In 2006, a majority ownership interest in Ally was sold to third parties.

We became a bank holding company on December 24, 2008, under the Bank Holding Company Act and are subject to supervision and examination by the Board of Governors of the Federal Reserve System. Our bank subsidiary, Ally Bank, is supervised by the Federal Deposit Insurance Corporation and the Utah Department of Financial Institutions. In conjunction with our conversion to a bank holding company, Treasury made its initial investment in Ally as part of the Troubled Asset Relief Program.

Ally has undergone a strategic transformation from a captive finance subsidiary into a focused category leader in U.S. automotive finance. We have substantially streamlined our operations, de-risked our balance sheet, and enhanced our focus on increased risk adjusted returns. As part of that strategy, we have divested our International businesses and have substantially exited the mortgage origination and servicing business.

We have had a long and extensive historical relationship as a financing provider for GM and subsequently with Chrysler, including contractual relationships for manufacturer-subvented retail loan originations. Our over 90-year history has resulted in particularly strong relationships between us and thousands of dealers and provided us with extensive operating experience relative to other automotive finance companies. Our relationships with dealers and transformation to a market-driven business model has substantially diminished our reliance on such agreements, which have or will expire in the near future. Our transformation has allowed us to successfully grow our automotive operations and supported the increase in our standard rate retail loan and lease origination volumes and decrease in subvented volumes, which comprised only 15.7% of our U.S. originations during the first quarter of 2013, compared to 58.0% in 2009.

Recent Developments

International Operations Sale

On February 1, 2013, we completed the sale of our Canadian automobile finance operations, Ally Credit Canada Limited, and ResMor Trust (Ally Canada) to Royal Bank of Canada. Ally received $4.1 billion for the business in the form of a $3.7 billion payment at closing and $400 million of dividends from Ally Canada following the announcement of the transaction. On May 2, 2013, we completed the sale of ABA Seguros, to the ACE Group. Ally received approximately $865 million in proceeds, which was comprised of a $690 million cash payment at closing and a $175 million dividend that was paid in the fourth quarter of 2012.

On November 21, 2012, we announced that we had reached an agreement to sell our operations in Europe and Latin America, as well as our share in a joint venture in China, to General Motors Financial Corp, Inc. (GM Financial). On April 1, 2013, we completed the sale of the majority of our operations in Europe and Latin America to GM Financial. The transaction included European operations in Germany, the United Kingdom, Italy, Sweden, Switzerland, Austria, Belgium, and the Netherlands; and Latin American operations in Mexico, Chile, and Colombia. We received $2.6 billion for these European businesses, which was composed of a $2.4 billion payment at closing and $190 million of dividends paid by the business to us prior to the closing. On June 3, 2013, we completed the sale of our remaining European operations, which included primarily our operations in France. We received approximately $155 million at closing, which is subject to certain post-closing adjustments. We expect to complete the sale of the remaining operations during 2013 and possibly 2014.

Following the completion of the sale of our international operations, we intend to focus all of our resources on our operations in the United States.

Residential Capital, LLC

Our Mortgage operations were historically a significant portion of our operations and were conducted primarily through our Residential Capital, LLC (“ResCap”) subsidiary. On May 14, 2012, ResCap and certain of its wholly owned direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

On May 14, 2013, Ally Financial Inc., on behalf of itself and certain of its subsidiaries (collectively, “AFI”) entered into a Plan Support Agreement (the “PSA”) with the Debtors, the official committee of unsecured creditors appointed in the Debtors’ Chapter 11 cases (the “Creditors’ Committee”), and certain creditors, including AIG Asset Management (U.S.), LLC; Allstate Insurance Company; Financial Guaranty Insurance Company (“FGIC”), which has executed the agreement pending regulatory approval; counsel to the putative class of persons represented in the consolidated class action entitled In re: Community Bank of Northern Virginia Second Mortgage Lending Practice Litigation, filed in the United States District Court for the Western District of Pennsylvania, MDL No. 1674, Case Nos. 03-0425, 02-01201, 05-0688, 05-1386; Massachusetts Mutual Life Insurance Company; MBIA Insurance Corporation; Paulson & Co. Inc., a holder of ResCap’s senior unsecured notes issued by ResCap; Prudential Insurance Company of America; certain investors in residential mortgage-backed securities (“RMBS”) backed by mortgage loans held by securitization trusts associated with securitizations sponsored by the Debtors between 2004 and 2007 represented by Kathy Patrick of Gibbs & Bruns LLP and Keith H. Wofford of Ropes & Gray LLP; Talcott Franklin of Talcott Franklin, P.C. as counsel for certain RMBS investors; Wilmington Trust, National Association in its capacity as Indenture Trustee for ResCap’s senior unsecured notes; and certain trustees or indenture trustee for certain mortgage-backed securities trusts (collectively, the “Consenting Claimants”).

On May 23, 2013, the Debtors filed a motion in the Bankruptcy Court to approve the PSA, which was approved on June 26, 2013. The PSA provides for the parties to support a Chapter 11 plan in the Debtors’ Chapter 11 cases (the “Plan”) that will, among other things, settle and provide AFI full releases for all existing and potential claims between AFI and the Debtors, including all representation and warranty claims that reside with the Debtors, and all pending and potential claims held by third parties related to the Debtors that could be brought against AFI, except for securities claims by the Federal Housing Finance Agency and the Federal Deposit Insurance Corporation, as receiver for certain failed banks. AFI believes it has strong defenses against these claims and will vigorously defend its position, as necessary.

The PSA also provides, among other things, that, on the effective date of the Plan, AFI will contribute to the Debtors’ estates $1.95 billion in cash or cash equivalents, and will further contribute $150 million received by AFI for claims it pursues against its insurance carriers related to the claims released in connection with the Plan, with such amount guaranteed by AFI to be paid no later than September 30, 2014 (collectively, the “Ally Contribution”) in exchange for the releases of AFI to be included in the Plan. The Ally Contribution and other assets of the Debtors’ estates will be distributed to creditors under the Plan. In addition, the PSA contemplated the payoff of Ally secured debt on or before the effective date of the Plan. On June 13, 2013, the Debtors paid Ally approximately $1.127 billion in full satisfaction of the AFI revolving credit facility and line of credit. The payment to Ally was approved by the Bankruptcy Court with an express reservation of rights, claims and remedies against Ally and a reciprocal reservation of rights, claims and remedies for Ally’s benefit in the event the Plan does not become effective.

The PSA also provides that the Debtors will remain responsible for all costs and obligations imposed on the Debtors under (i) the consent judgment among the United States Department of Justice, the Attorneys General of certain states, ResCap, GMAC Mortgage, LLC (“GMACM”) and Ally Financial Inc. entered by the District Court for the District of Columbia on February 9, 2012, (ii) the consent order among ResCap, GMACM, Ally

Financial Inc., Ally Bank, the Federal Reserve Board (“FRB”) and the FDIC, dated April 13, 2011 (the “Consent Order”) and (iii) the order of assessment among ResCap, GMACM, Ally Financial Inc. and the Board of Governors of the Federal Reserve System, excluding certain obligations that are being performed by Ocwen Loan Servicing, LLC. Notably, on June 26, 2013, the Bankruptcy Court approved a term sheet for a settlement agreement with the FRB (the “FRB Settlement Agreement”), which requires the Debtors to escrow approximately $230 million in exchange for the FRB suspending the foreclosure review mandated under the Consent Order for 30 days. If the Bankruptcy Court approves the FRB Settlement Agreement, the $230 million payment would be distributed to individual borrowers in full satisfaction of the Debtors’ foreclosure review obligations.

Further, the PSA requires that the Plan include a settlement of insurance disputes between AFI and the Debtors under which the Debtors will relinquish in favor of AFI all of their rights to coverage under certain insurance policies. The PSA also requires that all litigation against AFI by the Debtors, the Creditors’ Committee and the Consenting Claimants be stayed so long as the PSA has not been terminated.

In connection with the PSA, and as a result of an expected increase to our reserve for litigation, AFI expects to record a charge of approximately $1.55 billion in the second quarter of 2013.

The PSA requires, among other things, that the following milestones be satisfied: (i) the FGIC rehabilitation court must approve the PSA and a separate settlement agreement entered into among the Debtors, FGIC, trustees of residential mortgage-backed trusts and certain institutional investors (the “FGIC Settlement”) on or before August 19, 2013; (ii) the Bankruptcy Court must approve the Disclosure Statement on or before August 30, 2013; and (iii) the effective date of the Plan must occur on or before December 15, 2013. In the event any of the above milestones are not satisfied, the PSA could be terminated.

The PSA also includes a number of additional events that could result in the PSA being terminated, including the following: (i) the Bankruptcy Court enters an order appointing a Chapter 11 trustee; (ii) any of the Debtors’ Chapter 11 cases are dismissed or converted to a case under Chapter 7 of the Bankruptcy Code; (iii) any court has entered a final, non-appealable judgment or order declaring any material portion of the PSA unenforceable; (iv) the releases set forth in the PSA are modified, amended, changed, severed or otherwise altered in the Plan or any other definitive document; and (v) the PSA ceases to be binding on AFI or the Creditors’ Committee.

Additionally, the PSA requires that several conditions be satisfied or waived before the Plan can be effective, including, the following: (i) the Bankruptcy Court approves the Plan and Disclosure Statement on terms reasonably acceptable to the parties; (ii) the order confirming the Plan (the “Confirmation Order”) must have been entered by the Bankruptcy Court and provide for, among other things, the releases specified in the PSA; (iii) the Confirmation Order must not have been stayed, modified, or vacated on appeal, and the time to appeal shall have passed; (iv) the FGIC rehabilitation court must have approved the PSA and FGIC Settlement Agreement, including the release of all present and future claims against FGIC relating to FGIC policies; (v) AFI must have funded the Ally Contribution; and (vi) AFI’s secured claims against the Debtors must have been fully satisfied.

On July 3, 2013, the Plan and related disclosure statement (the “Disclosure Statement”) were filed with the Bankruptcy Court.

On June 4, 2012, Berkshire Hathaway Inc. filed a motion in the Bankruptcy Court for the appointment of an independent examiner to investigate, among other things, certain of the Debtors’ transactions with AFI occurring prior to the Petition Date, any claims the Debtors may hold against AFI’s officers and directors, and any claims the Debtors proposed to release under the Plan. On June 20, 2012, the Bankruptcy Court approved the appointment of an examiner and, subsequently, the United States Trustee for the Southern District of New York appointed former bankruptcy judge Arthur J. Gonzalez, Esq. as the examiner (the Examiner). On July 27, 2012, the Bankruptcy Court entered an order approving the scope of the Examiner’s investigation. The investigation included, among other things: (a) all material pre-petition transactions between or among the Debtors and AFI, Cerberus Capital Management, L.P. and its subsidiaries and affiliates, and/or Ally Bank; (b) certain post-petition negotiations and transactions with the Debtors, including with respect to plan sponsor, plan support, and settlement agreements, the debtor-in-possession financing with AFI, the stalking horse asset purchase agreement with AFI, and the servicing agreement with Ally Bank; (c) all state and federal law claims or causes of action the Debtors proposed to release as part of the Plan; and (d) the release of all existing or potential ResCap-related causes of action against AFI held by third parties. On May 13, 2013, the Bankruptcy entered an order approving the Debtors’ oral application requesting that the Examiner’s investigative report be filed under seal until the earlier of (i) the date the Bankruptcy Court approves the PSA and (ii) July 3, 2013, as required by the terms of the PSA. Pursuant to the Bankruptcy Court order, on May 13, 2013, the Examiner filed his investigative report under seal. Upon approving the PSA on June 26, 2013, the Bankruptcy Court unsealed the Examiner’s investigative report.

Our Mortgage Operations

With the completion of the ResCap settlement, we will have exited the mortgage origination and servicing business. Our ongoing Mortgage operations are limited to the management of our held-for-investment mortgage portfolio. On February 28, 2013, we sold our business lending operations to Walter Investment Management Corp. On April 16, 2013, we completed substantially all of the sales of agency mortgage servicing rights (MSRs) to Ocwen Financial Corp. and Quicken Loans, Inc. On April 17, 2013, we announced a decision to exit the correspondent lending channel and cease production of any new jumbo mortgage loans.

Our Challenges

Our business is subject to challenges described within the “Risk Factors” section and elsewhere in this Prospectus. Some of these challenges include the following:

•	The profitability and financial condition of our operations are heavily dependent upon the performance, operations, and prospects of the overall U.S. automotive market, and also upon GM and Chrysler,

•

We are currently party to an agreement with GM that provides for certain exclusivity privileges that expires in December 2013, and were previously party to a similar agreement with Chrysler which has expired. We cannot predict the ultimate impact that the expiration of these agreements will have on our operations.

•	The PSA may not be consummated if certain conditions are not met or if delays occur. If the PSA is not consummated, we will not be entitled to any release from claims of the Debtors or third parties,

•	Our business, financial condition, and results of operations could be adversely affected by regulations to which we are subject as a result of our bank holding company status,

•	Our business requires substantial capital and liquidity, and disruption in our funding sources and access to the capital markets would have a material adverse effect on us,

•	Our indebtedness and other obligations are significant and could materially and adversely affect our business, and

•	If we are unable to compete successfully or if there is increased competition in the markets in which we operate, our business could be negatively affected.

Corporate Information

Our principal executive offices are located at 200 Renaissance Center, P.O. Box 200, Detroit, Michigan 48265-2000 and our telephone number is (866) 710-4623. Our website is www.ally.com. Our website and the information included on, or linked to our website are not part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholder	shares.

Common stock to be outstanding after this offering	shares (assuming no exercise of the underwriters’ over-allotment option and assuming that the public offering price of our common stock in this offering will be $ per share (the midpoint of the price range set forth on the cover of this prospectus) for purposes of calculating the number of shares we issue to Treasury in the conversion under “Concurrent transactions” below). This number of shares to be outstanding after this offering does not include any shares of our common stock that may be issued upon settlement of the purchase contracts that are components of the Units being offered concurrently with this offering, as described opposite the caption “Concurrent transactions” below.

Over-allotment option	shares from the selling stockholder to cover over-allotments.

Common stock listing	We have applied to list our common stock on the NYSE under the symbol “ALLY.”

Voting rights	One vote per share.

Use of proceeds	Ally will not receive any proceeds from sale of common stock in the offering.

Dividend policy	We have no current plans to commence payment of a dividend on our common stock. Our payment of dividends on our common stock in the future will be determined by our Board of Directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors. Our Fixed Rate Cumulative Perpetual Preferred Stock, Series G (the “Series G preferred stock”) prohibits us from making dividend payments on our common stock before January 1, 2014 and restricts our ability to pay dividends thereafter. In addition, so long as any share of our Fixed Rate / Floating Rate Perpetual Preferred Stock, Series A (the “Series A preferred stock”) remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accrued and unpaid dividends have been paid on such series of preferred stock.

In addition, any plans to commence payment of dividends on our common stock in the future would be subject to the FRB’s review and absence of objection.

Concurrent transactions	Treasury currently holds 118,750,000 shares of our Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2 (the “Series F-2 preferred stock”), having an aggregate liquidation amount of $5,937,500,000. In connection with this offering and the concurrent Units offering, Treasury intends (i) to convert (the “conversion”) 58,750,000 shares of Series F-2 preferred stock into shares of our common stock based on a conversion price equal to the public offering price of our common stock in this offering (the “common stock public offering price”), and (ii) to exchange (the “exchange”) the remaining 60,000,000 shares of Series F-2 preferred stock having an aggregate liquidation amount of $3 billion, for a number of our tangible equity units (the “Units”) having an aggregate stated amount of $3 billion.

The number of shares of common stock we intend to issue to Treasury in connection with the conversion will depend upon the common stock public offering price. The higher the common stock public offering price is, the fewer the number of shares of common stock Treasury will receive and the lower the common stock public offering price is, the greater the number of shares of common stock Treasury will receive. The following table sets forth the number of shares we will issue to Treasury in connection with the conversion for each common stock public offering price set forth below:

Public Offering Price	Number of Shares Issued to Treasury
$
$
$
$

In addition, we and Treasury intend to modify certain terms of the Series F-2 preferred stock relating to the anti-dilution provisions applicable to the common stock received by Treasury from its partial conversion of Series F-2 preferred stock in December 2010, so that Treasury will receive additional shares of our common stock in connection with the offering.

Treasury is offering in the concurrent Units offering a number of Units having an aggregate stated amount of $ , plus up to an additional number of Units having an aggregate stated amount of $ to cover over-allotments, if any. Upon completion of the Units offering, Treasury will hold Units having an aggregate stated amount of $ (or $ if the underwriters for the Units offering exercise their over-allotment option in full). The Units that are retained by Treasury will be fungible with the Units being offered in the Units offering.

The closing of each of the Units offering, this offering, the conversion and the exchange is conditioned upon the closing of each such other transaction.

Certain Accounting Treatment of Treasury’s Conversion and Receipt of Additional Shares	In connection with Treasury’s intention to convert shares of Series F-2 preferred stock it holds into common stock as part of this offering and at the common stock public offering price, Treasury will receive a number of shares of our common stock in excess of the amount it would have received pursuant to the stated conversion rate in the Series F-2 preferred stock. In addition, as stated above, Treasury will also receive additional shares of our common stock as a result of an agreed upon modification to the terms of the Series F-2 preferred stock. The value of these additional shares received by Treasury will be treated as a dividend or equivalent for financial reporting purposes.

The issuance of these additional shares will be a one-time non-cash transaction, which will not affect the amount of our total equity. It will increase our accumulated deficit with an offsetting increase to common stock and paid-in capital, and the value of the non-cash dividend will reduce our net income attributable to common shareholders and therefore will substantially affect the calculation of earnings per share in the quarter in which this offering closes and the full year.

Assuming that the public offering price of our common stock in this offering will be $ per share (the midpoint of the range set forth on the cover of this prospectus), net income attributable to common stock will be reduced by $ in the quarter in which this offering closes and earnings per share will be reduced by $ per share due to this one time, non-cash transaction.

Risk factors	See “Risk Factors” beginning on page 22 of this prospectus for a discussion of risks you should carefully consider before deciding whether to invest in our common stock.

Unless we specifically state otherwise, the information in this prospectus (i) does not take into account shares issuable under our equity compensation incentive plan and (ii) assumes for purposes of calculating the number of shares of common stock we will issue to Treasury in the conversion that the common stock public offering price will be $             per share (the midpoint of the price range set forth on the cover of this prospectus). All applicable share, per share and related information in this prospectus for periods on or subsequent to              has been adjusted retroactively for the         -for-one stock split on shares of our common stock effected on                     , 2013.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data of Ally should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of income data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data at December 31, 2012 and 2011 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of income data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data at December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements not included in this prospectus. The condensed consolidated statement of income data for the three months ended March 31, 2013 and 2012 and the condensed consolidated balance sheet data at March 31, 2013 and 2012 are derived from, and qualified by reference to, our unaudited condensed consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those condensed consolidated financial statements and notes thereto. In our opinion, the unaudited financial statements provided herein have been prepared on substantially the same basis as the audited historical consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the periods presented. Our results for the three months ended March 31, 2013 are not necessarily indicative of those to be expected for the fiscal year.

	At and for three months ended March 31,		At and for the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	($ in millions)
Financial statement data
Statement of income data:
Total financing revenue and other interest income	$1,956	$1,716	$7,342	$6,671	$7,156	$8,069	$10,465
Interest expense	881	1,060	4,052	4,606	4,832	4,876	5,858
Depreciation expense on operating lease assets	435	305	1,399	941	1,251	2,256	3,159
Impairment of investment in operating leases	—	—	—	—	—	—	1,082

Net financing revenue	640	351	1,891	1,124	1,073	937	366
Total other revenue (a)	386	605	2,574	2,288	2,672	3,226	10,996

Total net revenue	1,026	956	4,465	3,412	3,745	4,163	11,362
Provision for loan losses	131	98	329	161	361	3,584	1,701
Total noninterest expense	958	855	3,622	3,428	3,621	3,937	4,213

(Loss) income from continuing operations before income tax (benefit) expense	(63)	3	514	(177)	(237)	(3,358)	5,448
Income tax (benefit) expense from continuing operations (b)	(123)	1	(856)	42	97	12	(87)

Net income (loss) from continuing operations	60	2	1,370	(219)	(334)	(3,370)	5,535
Income (loss) from discontinued operations, net of tax	1,033	308	(174)	62	1,363	(6,973)	(3,667)

Net income (loss)	$1,093	$310	$1,196	$(157)	$1,029	$(10,343)	$1,868

	(in millions, except per share data)
Net income (loss) attributable to common shareholders
Net income (loss) from continuing operations	$60	$2	$1,370	$(219)	$(334)	$(3,370)	$5,535
Less: Preferred stock dividends—U.S. Department of Treasury	133	134	535	534	963	(855)	—
Less: Preferred stock dividends	67	67	267	260	282	(370)	—
Less: Impact of preferred stock conversion or amendment	—	—	—	(32)	616	—	—

Net (loss) income from continuing operations attributable to common shareholders (c)	(140)	(199)	568	(981)	(2,195)	(4,595)	5,535

Income (loss) from discontinued operations, net of tax	1,033	308	(174)	62	1,363	(6,973)	(3,667)
Net income (loss) attributable to common shareholders	$893	$109	$394	$(919)	$(832)	(11,568)	1,868

Basic and diluted weighted-average common shares outstanding (c)	1,330,970	1,330,970	1,330,970	1,330,970	800,597	529,392	108,884

	At and for three months ended March 31,		At and for the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	(per share data in whole dollars)
Basic and diluted earnings per common share (d)
Net (loss) income from continuing operations	$(105)	$(149)	$427	$(738)	$(2,742)	$(8,677)	$50,827
Income (loss) from discontinued operations, net of tax	776	231	(131)	47	1,703	(13,173)	(33,675)

Net income (loss)	$671	$82	$296	$(691)	$(1,039)	$(21,850)	$17,152

	($ in millions)
Pro forma data (e)
Basic and diluted earnings per common share

Net (loss) income from continuing operations
Income (loss) from discontinued operations, net of tax

Net (loss) income
Basic and diluted weighted-average common shares outstanding

Non-GAAP financial measures (f):
Net income (loss)	$1,093	$310	$1,196	$(157)	$1,029	$(10,343)	$1,868
Add: Original issue discount amortization expense (g)	57	108	336	962	1,300	1,143	70
Add: Income tax (benefit) expense from continuing operations	(123)	1	(856)	42	97	12	(87)
Less: Gain on extinguishment of debt related to the 2008 bond exchange	—	—	—	—	—	—	11,460
Less: Income (loss) from discontinued operations, net of tax	1,033	308	(174)	62	1,363	(6,973)	(3,667)

Core pretax (loss) income (f)	$(6)	$111	$850	$785	$1,063	$(2,215)	$(5,942)

Selected period-end balance sheet data:
Total assets	$166,199	$186,350	$182,347	$184,059	$172,008	$172,306	$189,476
Long-term debt	$67,621	$93,990	$74,561	$92,885	$86,703	$88,066	$115,935
Preferred stock/interests (d)	$6,940	$6,940	$6,940	$6,940	$6,972	$12,180	$6,287
Total equity	$20,474	$19,576	$19,898	$19,280	$20,398	$20,794	$21,854

Financial ratios
Efficiency ratio (h)	93.37%	89.44%	81.12%	100.47%	96.69%	94.57%	37.08%
Core efficiency ratio (h)	88.46%	80.36%	75.44%	78.37%	71.77%	74.20%	n/m
Return on assets (i)
Net income (loss) from continuing operations	0.14%	—%	0.75%	(0.12)%	(0.19)%	(1.89)%	2.92%
Net income (loss)	2.54%	0.68%	0.65%	(0.09)%	0.58%	(5.81)%	0.99%
Core pretax (loss) income	(0.01)%	0.24%	0.46%	0.43%	0.60%	(1.25)%	(3.14)%
Return on equity (i)
Net income (loss) from continuing operations	1.20%	0.04%	7.24%	(1.09)%	(1.62)%	(13.90)%	25.33%
Net income (loss)	21.98%	6.40%	6.32%	(0.78)%	4.98%	(42.65)%	8.55%
Core pretax (loss) income	(0.12)%	2.29%	4.49%	3.91%	5.14%	(9.13)%	(27.19)%
Equity to assets (i)	11.57%	10.56%	10.30%	11.10%	11.69%	13.63%	11.53%
Net interest spread (i)(j)	1.67%	0.86%	1.18%	0.69%	0.81%	0.31%	(k )
Net interest spread excluding original issue discount (i)(j)	1.89%	1.29%	1.49%	1.57%	2.16%	1.84%	(k )
Net yield on interest-earning assets (i)(l)	1.90%	1.11%	1.40%	0.92%	1.02%	0.94%	(k )
Net yield on interest-earning assets excluding original issue discount (i)(l)	2.07%	1.45%	1.66%	1.68%	2.18%	2.10%	(k )

	At and for three months ended March 31,		At and for the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008

Regulatory capital ratios
Tier 1 capital (to risk-weighted assets) (m)	14.59%	13.45%	13.13%	13.65%	14.93%	14.12%	(k	)
Total risk-based capital (to risk-weighted assets) (n)	15.59%	14.47%	14.07%	14.69%	16.30%	15.52%	(k	)
Tier 1 leverage (to adjusted quarterly average assets) (o)	12.01%	11.60%	11.16%	11.45%	12.99%	12.68%	(k	)
Total equity	$20,474	$19,576	$19,898	$19,280	$20,398	$20,794	(k	)
Goodwill and certain other intangibles	(489)	(494)	(494)	(493)	(532)	(534)	(k	)
Unrealized gains and other adjustments	(1,865)	(317)	(1,715)	(262)	(309)	(447)	(k	)
Trust preferred securities	2,543	2,542	2,543	2,542	2,541	2,540	(k	)

Tier 1 capital (m)	20,663	21,307	20,232	21,067	22,098	22,353	(k	)
Preferred equity	(6,940)	(6,940)	(6,940)	(6,940)	(6,972)	(12,180)	(k	)
Trust preferred securities	(2,543)	(2,542)	(2,543)	(2,542)	(2,541)	(2,540)	(k	)

Tier 1 common capital (non-GAAP) (p)	$11,180	$11,825	$10,749	$11,585	$12,585	$7,633	(k	)

Risk-weighted assets (q)	$141,623	$158,468	$154,038	$154,319	$147,979	$158,326	(k	)
Tier 1 common (to risk-weighted assets) (p)	7.89%	7.46%	6.98%	7.51%	8.50%	4.82%	(k	)

(a)	Total other revenue for 2008 includes $12.6 billion of gains on the extinguishment of debt, primarily related to private exchange and cash tender offers settled during the fourth quarter.

(b)	Effective June 30, 2009, we converted from a limited liability company into a corporation and, as a result, became subject to corporate U.S. federal, state, and local taxes. Our conversion to a corporation resulted in a change in tax status and a net deferred tax liability of $1.2 billion was established through income tax expense. Refer to Note 25 to the Consolidated Financial Statements for additional information regarding our change in tax status.

(c)	Due to the antidilutive effect of converting the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares and the net loss from continuing operations attributable to common shareholders for the three months ended March 31, 2013 and 2012, and the years ended December 31, 2011, 2010 and 2009, respectively, net income (loss) from continuing operations attributable to common shareholders and basic weighted-average common shares outstanding were used to calculate basic and diluted earnings per share.

(d)	Effective June 30, 2009, we converted from a Delaware limited liability company into a Delaware corporation. Each unit of each class of common membership interest issued and outstanding immediately prior to the conversion was converted into an equivalent number of shares of common stock with substantially the same rights and preferences as the common membership interests. Upon conversion, holders of our preferred membership interests also received an equivalent number of shares of preferred stock with substantially the same rights and preferences as the former preferred membership interests.

(e)	The pro forma financial information gives effect to this offering as if it has closed on , and reflects (i) the receipt by Treasury of additional shares of common stock in connection with this offering, (ii) increased interest expense on the amortizing notes at an assumed interest rate of % (tax affected at the historical rates reflected in the financial statements for the three months ended March 31, 2013 and the year ended December 31, 2012) and (iii) the elimination of dividends of $ on the Series F-2 preferred stock being converted into common stock and exchanged for Units in this offering. The pro forma financial information does not reflect the value of the additional shares received by Treasury that will be treated as a one-time, non-cash dividend of $ in the quarter in which this offering closes and the related reduction of $ per share in earnings per share.

(f)

Core pretax income (loss) is not a financial measure defined by generally accepted accounting principles in the United States of America (GAAP). We define core pretax income as earnings from continuing operations before income taxes, original issue discount amortization expense primarily associated with our

2008 bond exchange, and the gain on extinguishment of debt related to the 2008 bond exchange. We believe that the presentation of core pretax income (loss) is useful information for the users of our financial statements in understanding the earnings from our core businesses. In addition, core pretax income (loss) is the primary measure that management uses to assess the performance of our operations. We believe that core pretax income (loss) is a useful alternative measure of our ongoing profitability and performance, when viewed in conjunction with GAAP measures. The presentation of this additional information is not a substitute for net income (loss) determined in accordance with GAAP.

(g)	Primarily represents original issue discount amortization expense associated with the 2008 bond exchange that was reported as a loss on extinguishment of debt in Consolidated Statement of Income, respectively.

(h)	The efficiency ratio equals total other noninterest expense divided by total net revenue. The core efficiency ratio equals total other noninterest expense divided by total net revenue excluding original issue discount amortization expense and gain on extinguishment of debt related to the 2008 bond exchange.

(i)	The 2013, 2012, 2011, 2010 and 2009 ratios were computed based on average assets and average equity using a combination of monthly and daily average methodologies. The 2008 ratios have been computed based on period-end total assets and period-end total equity at December 31, 2008.

(j)	Net interest spread represents the difference between the rate on total interest earning assets and the rate on total interest-bearing liabilities, excluding discontinued operations for the periods shown.

(k)	Not applicable at December 31, 2008, as we did not become a bank holding company until December 24, 2008.

(l)	Net yield on interest-earning assets represents net financing revenue as a percentage of total interest-earning assets.

(m)	Tier 1 capital generally consists of common equity, minority interests, qualifying noncumulative preferred stock, and the fixed rate cumulative preferred stock sold to Treasury under TARP and purchase contracts (including the purchase contracts that are components of the Units being offered in the concurrent offering) less goodwill and other adjustments.

(n)	Total risk-based capital is the sum of Tier 1 and Tier 2 capital. Tier 2 capital generally consists of preferred stock not qualifying as Tier 1 capital, limited amounts of subordinated debt and the allowance for loan losses, and other adjustments. The amount of Tier 2 capital may not exceed the amount of Tier 1 capital.

(o)	Tier 1 leverage equals Tier 1 capital divided by adjusted quarterly average total assets (which reflects adjustments for disallowed goodwill and certain intangible assets). The minimum Tier 1 leverage ratio is 3% or 4% depending on factors specified in the regulations.

(p)

We define Tier 1 common as Tier 1 capital less noncommon elements, including qualifying perpetual preferred stock, minority interest in subsidiaries, trust preferred securities, and mandatorily convertible preferred securities. However, the purchase contracts that are components of the Units being offered in the concurrent offering are not subtracted from Tier 1 capital to determine Tier 1 common. Ally considers various measures when evaluating capital utilization and adequacy, including the Tier 1 common equity ratio, in addition to capital ratios defined by banking regulators. This calculation is intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. Because GAAP does not include capital ratio measures, Ally believes there are no comparable GAAP financial measures to these ratios. Tier 1 common equity is not formally defined by GAAP or codified in the federal banking regulations and, therefore, is considered to be a non-GAAP financial measure. Ally believes the Tier 1 common equity ratio is important because we believe analysts and banking regulators may assess our capital adequacy using this ratio. Additionally, presentation of this measure allows readers to compare certain aspects of our capital adequacy on the same basis to other companies in the industry.

(q)	Risk-weighted assets are defined by regulation and are determined by allocating assets and specified off-balance sheet financial instruments into several broad risk categories.

RISK FACTORS

You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus before making a decision to invest in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Regulation

Our business, financial condition, and results of operations could be adversely affected by regulations to which we are subject as a result of our bank holding company status.

We are a bank holding company under the Bank Holding Company Act of 1956 (BHC Act). Many of the regulatory requirements to which we are subject as a bank holding company were not applicable to us prior to December 2008 and have and will continue to require significant expense and devotion of resources to fully implement necessary policies and procedures to ensure continued compliance. Compliance with such laws and regulations involves substantial costs and may adversely affect our ability to operate profitably. Recent events, particularly in the financial and real estate markets, have resulted in bank regulatory agencies placing increased focus and scrutiny on participants in the financial services industry, including us. For a description of our regulatory requirements, see “Business—Certain Regulatory Matters”.

Ally is subject to ongoing supervision, examination and regulation by the FRB, and Ally Bank by the FDIC and the Utah DFI, in each case, through regular examinations and other means that allow the regulators to gauge management’s ability to identify, assess, and control risk in all areas of operations in a safe-and-sound manner and to ensure compliance with laws and regulations.

Ally is currently required by its banking supervisors to make improvements in areas such as board and senior management oversight, risk management, regulatory reporting, internal audit planning, capital adequacy process, stress testing, and Bank Secrecy Act / anti-money-laundering compliance, and to continue to reduce problem assets. Separately, Ally Bank is currently required by its banking supervisors to make improvements in areas such as compliance management and training, consumer protection monitoring, consumer complaint resolution, internal audit program and residential mortgage loan pricing, and fee monitoring. These requirements are judicially enforceable, and if we are unable to implement and maintain these required actions, plans, policies and procedures in a timely and effective manner and otherwise comply with the requirements outlined above, we could become subject to formal supervisory actions which could subject us to significant restrictions on our existing business or on our ability to develop any new business. Such forms of supervisory action could include, without limitation, written agreements, cease and desist orders, and consent orders and may, among other things, result in restrictions on our ability to pay dividends, requirements to increase capital, restrictions on our activities, the imposition of civil monetary penalties, and enforcement of such action through injunctions or restraining orders. We could also be required to dispose of certain assets and liabilities within a prescribed period. The terms of any such supervisory action could have a material adverse effect on our business, operating flexibility, financial condition, and results of operations.

Our ability to engage in certain activities may be adversely affected by our status as a bank holding company.

As a bank holding company, Ally’s activities are generally limited to banking or to managing or controlling banks or to other activities deemed closely related to banking or otherwise permissible under the BHC Act and related regulations. Likewise, subject to certain exceptions, Ally is not permitted to acquire more than 5% of any class of voting shares of any nonaffiliated bank or bank holding company, directly or indirectly, or to acquire control of any other company, directly or indirectly (including by acquisition of 25% or more of a class of voting shares). Upon our bank holding company approval, we were permitted an initial two-year grace period to bring our activities and investments into conformity with these restrictions. This grace period expired in December 2010. The FRB then granted two one-year extensions that expired in December 2012, and recently granted a third and final one-year extension that expires in December 2013. We will not be permitted to apply to the FRB for any further extensions. Certain of Ally’s existing activities and investments are deemed impermissible under the BHC Act and must be terminated or disposed of by the expiration of this extension, the most significant of which includes most of our insurance activities and our SmartAuction vehicle remarketing services for third parties. While these activities may be continued if Ally is able to convert to a financial holding company under the BHC Act, Ally may be unable to satisfy the requirements to enable it to convert to a financial holding company prior to that time, and activities, businesses, or investments that would be permissible for a financial holding company will need to be terminated or disposed of. This could have a material adverse effect on our business, results of operations, and financial position.

As a bank holding company, our ability to expand into new business activities would require us to obtain the prior approval of the relevant banking supervisors. There can be no assurance that any required approval will be obtained or that we will be able to execute on any such plans in a timely manner or at all. If we are unable to obtain approval to expand into new business activities, our business, results of operations, and financial position may be materially adversely affected.

Our ability to execute our business strategy may be affected by regulatory considerations.

Our business strategy for Ally Bank, which is primarily focused on automotive lending and growth of our direct-channel deposit business, is subject to regulatory oversight from a safety and soundness perspective. If our banking supervisors raise concerns regarding any aspect of our business strategy for Ally Bank, we may be obliged to alter our strategy, which could include moving certain activities, such as certain types of lending, outside of Ally Bank to one of our nonbanking affiliates. Alternative funding sources outside of Ally Bank, such as asset securitization or financings in the capital markets, could be more expensive than funding through Ally Bank and could adversely effect our business prospects, results of operations and financial condition.

We are subject to new capital planning and systemic risk regimes, which impose significant restrictions and requirements.

As a bank holding company with $50 billion or more of consolidated assets, Ally is required to conduct periodic stress tests and submit a proposed capital action plan to the FRB every January, which the FRB must take action on by the following March. The proposed capital action plan must include a description of all planned capital actions over a nine-quarter planning horizon, including any issuance of a debt or equity capital instrument, any capital distribution, and any similar action that the FRB determines could have an impact on Ally’s consolidated capital. The proposed capital action plan must also include a discussion of how Ally will maintain capital above the minimum regulatory capital ratios and above a Tier 1 common equity-to-total risk-weighted assets ratio of 5 percent, and serve as a source of strength to Ally Bank. The FRB’s capital plan rule requires that Ally receive no objection from the FRB prior to making a capital distribution. Ally submitted its capital plan in January 2013. In March 2013, the FRB objected to our capital plan both on quantitative and qualitative grounds. In their published results, the FRB estimated our stressed tier 1 common ratio with adjusted planned capital actions to be 1.52 for the nine-quarter planning period. The FRB noted that the post-stress capital ratios assumed that Ally remains subject to contingent liabilities associated with ResCap.

In addition, in December 2011, the FRB proposed rules to implement certain provisions of the systemic risk regime under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). If adopted as proposed, among other provisions, the rules would require Ally to maintain a sufficient quantity of highly liquid assets to survive a projected 30-day liquidity stress event and implement various liquidity-related corporate governance measures; limit Ally’s aggregate exposure to any unaffiliated counterparty to 25% of Ally’s capital and surplus; and potentially subject Ally to an early remediation regime that could limit the ability of Ally to pay dividends or expand its business if the FRB identified Ally as suffering from financial or management weaknesses. The systemic risk provisions, when implemented, could adversely affect our business prospects, results of operations, and financial condition.

Our ability to rely on deposits as a part of our funding strategy may be limited.

Ally Bank continues to be a key part of our funding strategy, and we have increased our reliance on deposits as an alternative source of funding through Ally Bank. Ally Bank does not have a retail branch network, and it obtains its deposits through direct banking and brokered deposits which, at December 31, 2012, included $9.4 billion of brokered certificates of deposit that may be more price sensitive than other types of deposits and may become less available if alternative investments offer higher interest rates. At December 31, 2012, brokered deposits represented 20% of Ally Bank total deposits. Our ability to maintain our current level of deposits or grow our deposit base could be affected by regulatory restrictions including the possible imposition of prior approval requirements, restrictions on deposit growth, or restrictions on our rates offered. In addition, perceptions of our financial strength, rates offered by third parties, and other competitive factors beyond our control, including returns on alternative investments, will also impact our ability to grow our deposit base. Even if we are able to grow the deposit base of Ally Bank, our regulators may impose restrictions on our ability to use Ally Bank deposits as a source of funding for certain business activities potentially raising the cost of funding those activities without the use of Ally Bank deposits.

The regulatory environment in which we operate could have a material adverse effect on our business and earnings.

Our domestic operations are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions relating to supervision and regulation by state and federal authorities. Such regulation and supervision are primarily for the benefit and protection of our customers, not for the benefit of investors in our securities, and could limit our discretion in operating our business. Noncompliance with applicable statutes, regulations, rules, or policies could result in the suspension or revocation of any license or registration at issue as well as the imposition of civil fines and criminal penalties.

Ally, Ally Bank, and many of our nonbank subsidiaries are heavily regulated by bank and other regulatory agencies at the federal and state levels. This regulatory oversight is established to protect depositors, the FDIC’s Deposit Insurance Fund, and the banking system as a whole, not security holders. Changes to statutes, regulations, rules, or policies including the interpretation or implementation of statutes, regulations, rules, or policies could affect us in substantial and unpredictable ways including limiting the types of financial services and products we may offer, limiting our ability to pursue acquisitions and increasing the ability of third parties to offer competing financial services and products.

Our operations are also heavily regulated in many jurisdictions outside the United States. For example, certain of our foreign subsidiaries operate either as a bank or a regulated finance company, and our insurance operations are subject to various requirements in the foreign markets in which we operate. The varying requirements of these jurisdictions may be inconsistent with U.S. rules and may materially adversely affect our business or limit necessary regulatory approvals, or if approvals are obtained, we may not be able to continue to comply with the terms of the approvals or applicable regulations. In addition, in many countries, the regulations applicable to the financial services industry are uncertain and evolving.

Our inability to remain in compliance with regulatory requirements in a particular jurisdiction could have a material adverse effect on our operations in that market with regard to the affected product and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted, or that we will not be prohibited by local laws or regulators from raising interest rates above certain desired levels, any of which could materially adversely affect our business, operating flexibility, financial condition, or results of operations.

Financial services legislative and regulatory reforms may have a significant impact on our business and results of operations.

The Dodd-Frank Act, which became law in July 2010, has and will continue to substantially change the legal and regulatory framework under which we operate. Certain portions of the Dodd-Frank Act were effective immediately, and others have become effective since enactment, while others are subject to further rulemaking and discretion of various regulatory bodies. The Dodd-Frank Act, when fully implemented, will have material implications for Ally and the entire financial services industry. Among other things, it will or potentially could:

•	result in Ally being subject to enhanced oversight and scrutiny as a result of being a bank holding company with $50 billion or more in consolidated assets;

•	affect the levels of capital and liquidity with which Ally must operate and how it plans capital and liquidity levels;

•	subject Ally to new and/or higher fees paid to various regulatory entities, including but not limited to deposit insurance fees to the FDIC;

•	impact a number of Ally’s business and risk management strategies;

•	restrict the revenue that Ally generates from certain businesses;

•	require Ally to provide to the Federal Reserve and FDIC an annual plan for its rapid and orderly resolution in the event of material financial distress; and

•	subject Ally to a new Consumer Financial Protection Bureau (CFPB), which has very broad rule-making and enforcement authorities.

In light of the further study and rulemaking required to fully implement the Dodd-Frank Act, as well as the discretion afforded to federal regulators, the full impact of this legislation on Ally, its business strategies, and financial performance cannot be known at this time and may not be known for a number of years. In addition, regulations may impact us differently in comparison to other more established financial institutions. However, these impacts are expected to be substantial and some of them are likely to adversely affect Ally and its financial performance. The extent to which Ally can adjust its strategies to offset such adverse impacts also is not knowable at this time.

Our business may be adversely affected upon our implementation of the revised capital requirements under the Basel III capital rules.

In December 2010, the Bank for International Settlements’ Basel Committee on Banking Supervision adopted new capital, leverage, and liquidity guidelines under the Basel Accord (Basel III), which when implemented in the United States, may have the effect of raising capital requirements beyond those required by current law and the Dodd-Frank Act. In June 2012, the U.S. banking regulators proposed rules to implement many aspects of Basel III (the U.S. Basel III proposals). The U.S. Basel III proposals contain new capital standards that raise the quality of capital and strengthen counterparty credit risk capital requirements and introduce a leverage ratio as a supplemental measure to the risk-based ratio. The proposals include a new capital conservation buffer, which imposes a common equity requirement above the new minimum that can be depleted under stress, and could result in restrictions on capital distributions and discretionary bonuses under certain circumstances. The U.S. Basel III proposals also provide for a potential countercyclical buffer that regulators can activate during periods of excessive credit growth in their jurisdiction. The U.S. Basel III proposals contemplate that the new capital requirements would be phased in over several years, beginning in 2013. In November 2012, the U.S. banking regulators announced that the U.S. Basel III proposals would not become effective on January 1, 2013. The announcement did not specify new implementation or phase-in dates for the U.S. Basel III proposals.

The Basel III rules and the Dodd-Frank Act, when implemented, will over time impose limits on Ally’s ability to meet its regulatory capital requirements through the use of mortgage servicing rights (MSRs), trust preferred securities, or other “hybrid” securities, if applicable. At March 31, 2013, Ally had $825 million of MSRs and $2.5 billion of trust preferred securities, which were included as Tier 1 capital. Ally currently has no other “hybrid” securities outstanding. Pending final U.S. implementation of rules for Basel III and subsequent regulatory interpretation, there remains a degree of uncertainty on the full impact of Basel III.

If we or Ally Bank fail to satisfy regulatory capital requirements, we or Ally Bank may be subject to serious regulatory sanctions ranging in severity from being precluded from making acquisitions or engaging in new activities to becoming subject to informal or formal supervisory actions by the FRB and/or FDIC and, potentially, FDIC receivership of Ally Bank. If any of these were to occur, such actions could prevent us from successfully executing our business plan and have a material adverse effect on our business, results of operations, and financial position.

Our business, financial condition, and results of operations could be adversely affected by governmental fiscal and monetary policies.

The actions of the FRB and international central banking authorities directly impact our cost of funds for lending, capital raising, and investment activities and may impact the value of financial instruments we hold. In addition, such changes in monetary policy may affect the credit quality of our customers. Changes in domestic and international monetary policy are beyond our control and difficult to predict.

In addition, our business and earnings are significantly affected by the fiscal and monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. The FRB’s policies influence the new and used vehicle financing market, which significantly affects the earnings of our businesses. The FRB’s policies also influence the yield on our interest earning assets and the cost of our interest-bearing liabilities. Changes in those policies are beyond our control and difficult to predict and could adversely affect our revenues, profitability, and financial condition.

Future consumer legislation could harm our competitive position.

In addition to the enactment of the Dodd-Frank Act, various legislative bodies have also recently been considering altering the existing framework governing creditors’ rights, including legislation that would result in or allow loan modifications of various sorts. Such legislation may change banking statutes and the operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business; limit or expand permissible activities; or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted, and if enacted, the effect that it or any regulations would have on our activities, financial condition, or results of operations.

Ally and its subsidiaries are involved in investigations, and proceedings by government and self-regulatory agencies, which may lead to material adverse consequences.

Ally and its subsidiaries, including Ally Bank, are and may become involved from time to time in reviews, investigations, and proceedings (both formal and informal), and information gathering requests by government and self-regulatory agencies, including the FRB, FDIC, Utah DFI, CFPB, SEC, and the Federal Trade Commission regarding their respective operations. Such requests include subpoenas from each of the SEC and the U.S. Department of Justice. We continue to respond to subpoenas and document requests from the SEC, seeking information covering a wide range of mortgage-related matters, including, among other things, various aspects surrounding securitizations of residential mortgages. The subpoenas received from the U.S. Department of Justice include a broad request for documentation and other information in connection with its investigation of potential fraud and other potential legal violations related to mortgage-backed securities, as well as the origination and/or underwriting of mortgage loans. In addition, the CFPB has recently advised us that they are investigating certain of our retail financing practices. These matters, or any other investigation or information-gathering request, may result in material adverse consequences including without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions.

Our business, financial position, and results of operations could be adversely affected by the impact of affiliate transaction restrictions imposed in connection with certain financing transactions.

Certain transactions between Ally Bank and any of its nonbank “affiliates,” including but not limited to Ally Financial Inc. are subject to federal statutory and regulatory restrictions. Pursuant to these restrictions, unless otherwise exempted, “covered transactions,” including Ally Bank’s extensions of credit to and asset purchases from its nonbank affiliates, generally (1) are limited to 10% of Ally Bank’s capital stock and surplus with respect to transactions with any individual affiliate, with an aggregate limit of 20% of Ally Bank’s capital stock and surplus for all affiliates and all such transactions; (2) in the case of certain credit transactions, are subject to stringent collateralization requirements; (3) in the case of asset purchases by Ally Bank, may not involve the purchase of any asset deemed to be a “low quality asset” under federal banking guidelines; and (4) must be conducted in accordance with safe-and-sound banking practices (collectively, the Affiliate Transaction Restrictions). Furthermore, there is an “attribution rule” that provides that a transaction between Ally Bank and a third party must be treated as a transaction between Ally Bank and a nonbank affiliate to the extent that the proceeds of the transaction are used for the benefit of, or transferred to, a nonbank affiliate of Ally Bank. Retail financing transactions by Ally Bank involving vehicles for which Ally provided floorplan financing are subject to the Affiliate Transaction Restrictions because the proceeds of the retail financings are deemed to benefit, and are ultimately transferred to, Ally.

Under the Dodd-Frank Act, among other changes to Sections 23A and 23B of the Federal Reserve Act, credit exposures resulting from derivatives transactions, securities lending and borrowing transactions, and acceptance of affiliate-issued debt obligations (other than securities) as collateral for a loan or extension of credit will be treated as “covered transactions.” The Dodd-Frank Act also expands the scope of covered transactions required to be collateralized and places limits on acceptable collateral.

Historically, the FRB was authorized to exempt, in its discretion, transactions or relationships from the requirements of these rules if it found such exemptions to be in the public interest and consistent with the purposes of the rules. As a result of the Dodd-Frank Act, exemptions now may be granted by the FDIC if the FDIC and FRB jointly find that the exemption is in the public interest and consistent with the purposes of the rules, and the FDIC finds that the exemption does not present an unacceptable risk to the Deposit Insurance Fund. The FRB granted several such exemptions to Ally Bank in the past. However, the existing exemptions are subject to various conditions and, particularly in light of the statutory changes made by the Dodd-Frank Act, any requests for future exemptions may not be granted. Moreover, these limited exemptions generally do not encompass consumer leasing or used vehicle financing. Since there is no assurance that Ally Bank will be able to obtain future exemptions or waivers with respect to these restrictions, the ability to grow Ally Bank’s business will be affected by the Affiliate Transaction Restrictions.

Ally Financial Inc. may require distributions in the future from its subsidiaries.

We currently fund Ally Financial Inc.’s obligations, including dividend payments to our preferred shareholders, and payments of interest and principal on our indebtedness, from cash generated by Ally Financial Inc. In the future, Ally Financial Inc. may not generate sufficient funds at the parent company level to fund its obligations. As such, it may require dividends, distributions, or other payments from its subsidiaries to fund its obligations. However, regulatory and other legal restrictions may limit the ability of Ally Financial Inc.’s subsidiaries to transfer funds freely to Ally Financial Inc. In particular, many of Ally Financial Inc.’s subsidiaries are subject to laws, regulations, and rules that authorize regulatory bodies to block or reduce the flow of funds to it or that prohibit such transfers entirely in certain circumstances. These laws, regulations, and rules may hinder

Ally Financial Inc.’s ability to access funds that it may need to make payments on its obligations in the future. Furthermore, as a bank holding company, Ally Financial Inc. may become subject to a prohibition or to limitations on its ability to pay dividends. The bank regulators have the authority and, under certain circumstances, the duty to prohibit or to limit payment of dividends by the banking organizations they supervise, including Ally Financial Inc. and its subsidiaries.

Current and future increases in FDIC insurance premiums, including the FDIC special assessment imposed on all FDIC-insured institutions, could decrease our earnings.

Beginning in 2008 and continuing through 2012, higher levels of bank failures have dramatically increased resolution costs of the FDIC and depleted the Deposit Insurance Fund (the DIF). In May 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the DIF. In September 2009, the FDIC voted to adopt an increase in the risk-based assessment rate effective beginning January 1, 2011, by three basis points. Further, the Dodd-Frank Act alters the calculation of an insured institution’s deposit base for purposes of deposit insurance assessments and removes the upper limit for the reserve ratio designated by the FDIC each year. On February 7, 2011, the FDIC approved a final rule implementing these changes, which took effect on April 1, 2011. The FDIC will continue to assess the changes to the assessment rates at least annually. Future deposit premiums paid by Ally Bank depend on the level of the DIF and the magnitude and cost of future bank failures. Any increases in deposit insurance assessments could decrease our earnings.

Risks Related to Our Business

The profitability and financial condition of our operations are heavily dependent upon the performance, operations, and prospects of the overall U.S. automotive market, and also upon GM and Chrysler.

GM and Chrysler dealers and their retail customers compose a significant portion of our customer base, and our Dealer Financial Service operations are highly dependent on GM and Chrysler production and sales volume. In 2012, 63% of our U.S. new vehicle dealer inventory financing and 59% of our U.S. new vehicle consumer automotive financing volume were for GM franchised dealers and customers, and 28% of our U.S. new vehicle dealer inventory financing and 32% of our U.S. new vehicle consumer automotive financing volume were for Chrysler dealers and customers.

On October 1, 2010, GM acquired AmeriCredit Corp. (which GM subsequently renamed General Motors Financial Company, Inc. (GMF)), an independent automotive finance company that focuses on providing leasing and subprime financing options. Further, and as previously announced, we have entered into an agreement with GMF pursuant to which GMF will purchase our automotive finance operations in Europe and Latin America, as well as our interest in a joint venture in China. As GMF continues to grow, and as GM directs additional business to GMF, it could reduce GM’s reliance on our services over time, which could have a material adverse effect on our profitability and financial condition. In addition, it is possible that GM or other automotive manufacturers could utilize other existing companies to support their financing needs including offering products or terms that we would not or could not offer, which could have a material adverse impact on our business and operations. Furthermore, other automotive manufacturers could expand or establish or acquire captive finance companies to support their financing needs thus reducing their need for our services.

A significant adverse change in GM’s or Chrysler’s business, including the production or sale of GM or Chrysler vehicles; the quality or resale value of GM or Chrysler vehicles; the use of GM or Chrysler marketing incentives; GM’s or Chrysler’s relationships with its key suppliers; or GM’s or Chrysler’s relationship with the United Auto Workers and other labor unions and other factors impacting GM or Chrysler or their respective employees, or significant adverse changes in their respective liquidity position and access to the capital markets; could have a material adverse effect on our profitability and financial condition.

There is no assurance that the global automotive market or GM’s and Chrysler’s respective share of that market will not suffer downturns in the future, and any negative impact could in turn have a material adverse effect on our business, results of operations, and financial position.

We are currently party to an agreement with GM that provides for certain exclusivity privileges that expires in December 2013, and were previously party to a similar agreement with Chrysler which has expired. We cannot predict the ultimate impact that the expiration of these agreements will have on our operations.

We are currently party to an agreement with GM that provides for certain exclusivity privileges related to subvention programs that it offers, and were previously party to a similar agreement with Chrysler. On April 25, 2012, Chrysler provided us with notification of nonrenewal for our existing agreement with them, and as a result our agreement with Chrysler expired in April 2013. Further, in May 2013 Chrysler announced that it has entered into a ten-year agreement with Santander Consumer USA Inc. (Santander), pursuant to which Santander will provide a full range of wholesale and retail financing services to Chrysler dealers and consumers. In addition, our agreement with GM will expire in December 2013. These agreements provided Ally with certain preferred provider benefits, including limiting the use of other financing providers by GM and Chrysler in their incentive programs. We cannot predict the ultimate impact that the expiration of these agreements will have on our operations. However, the expiration of these agreements will likely increase competitive pressure on Ally, as some competitors have or could in the future have exclusive agreements with GM and/or Chrysler.

Our business requires substantial capital and liquidity, and disruption in our funding sources and access to the capital markets would have a material adverse effect on our liquidity, capital positions, and financial condition.

Our liquidity and the long-term viability of Ally depend on many factors, including our ability to successfully raise capital and secure appropriate bank financing. We are currently required to maintain a Tier 1 leverage ratio of 15% at Ally Bank, which will require that Ally maintain substantial equity funds in Ally Bank and inject substantial additional equity funds into Ally Bank as Ally Bank’s assets increase over time.

We have significant maturities of unsecured debt each year. While we have reduced our reliance on unsecured funding, it continues to remain a critical component of our capital structure and financing plans. At March 31, 2013, approximately $1.0 billion in principal amount of total outstanding consolidated unsecured debt is scheduled to mature in 2013, and approximately $5.6 billion and $5.1 billion in principal amount of consolidated unsecured debt is scheduled to mature in 2014 and 2015, respectively. We also obtain short-term funding from the sale of floating rate demand notes, all of which the holders may elect to have redeemed at any time without restriction. At March 31, 2013, a total of $3.2 billion in principal amount of Demand Notes were outstanding. We also rely on secured funding. At March 31, 2013, approximately $7.1 billion of outstanding consolidated secured debt is scheduled to mature in 2013, approximately $12.0 billion is scheduled to mature in 2014, and approximately $8.1 billion is scheduled to mature in 2015. Furthermore, at March 31, 2013, approximately $15.9 billion in certificates of deposit at Ally Bank are scheduled to mature in 2013, which is not included in the 2013 unsecured maturities provided above. Additional financing will be required to fund a material portion of the debt maturities over these periods. The capital markets continue to be volatile, and Ally’s access to the debt markets may be significantly reduced during periods of market stress. In addition, we will continue to have significant original issue discount amortization expenses (OID expense) in the near future, which will adversely affect our net income and resulting capital position. OID expense was $60 million during the first three months of March 31, 2013 and the remaining scheduled amortization of OID is $201 million, $188 million, and $56 million in 2013, 2014, and 2015, respectively.

As a result of the volatility in the markets and our current unsecured debt ratings, we have increased our reliance on various secured debt markets. Although market conditions have improved, there can be no assurances that this will continue. In addition, we continue to rely on our ability to borrow from other financial institutions, and many of our primary bank facilities are up for renewal on a yearly basis. Any weakness in market conditions and a tightening of credit availability could have a negative effect on our ability to refinance these facilities and increase the costs of bank funding. Ally and Ally Bank also continue to access the securitization markets. While markets have continued to stabilize following the 2008 liquidity crisis, there can be no assurances these sources of liquidity will remain available to us.

Our indebtedness and other obligations are significant and could materially and adversely affect our business.

We have a significant amount of indebtedness. At December 31, 2012, we had approximately $82.8 billion in principal amount of indebtedness outstanding (including $45.1 billion in secured indebtedness). Interest expense on our indebtedness constituted approximately 48% of our total financing revenue and other interest income for the year ended December 31, 2012. In addition, during the twelve months ending December 31, 2012, we declared and paid preferred stock dividends of $802 million in the aggregate.

We have the ability to create additional unsecured indebtedness. If our debt service obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, we may be required to dedicate a significant portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which would reduce the funds available for other purposes. Our indebtedness also could limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

The worldwide financial services industry is highly competitive. If we are unable to compete successfully or if there is increased competition in the automotive financing and/or insurance markets or generally in the markets for securitizations or asset sales, our business could be negatively affected.

The markets for automotive financing, banking, and insurance are highly competitive. The market for automotive financing has grown more competitive as more consumers are financing their vehicle purchases and as more competitors continue to enter this market as a result of how well automotive finance assets generally performed relative to other asset classes during the 2008 economic downturn. More recently, competition for automotive financing has further intensified as a growing number of banks have become increasingly interested in automotive-finance assets, which has resulted in pressure on our net interest margins. For example, on April 1, 2011, TD Bank Group announced the closing of its acquisition of Chrysler Financial, which could enhance Chrysler Financial’s ability to expand its product offerings and may result in increased competition. Ally Bank faces significant competition from commercial banks, savings institutions, mortgage companies, and other financial institutions. Our insurance business faces significant competition from insurance carriers, reinsurers, third-party administrators, brokers, and other insurance-related companies. Many of our competitors have substantial positions nationally or in the markets in which they operate. Some of our competitors have lower cost structures, substantially lower costs of capital, and are much less reliant on securitization activities, unsecured debt, and other public markets. Our competitors may be subject to different, and in some cases, less stringent, legislative and regulatory regimes than we are, thus putting us at a competitive disadvantage to these competitors. We face significant competition in most areas including product offerings, rates, pricing and fees, and customer service. If we are unable to compete effectively in the markets in which we operate, our profitability and financial condition could be negatively affected.

The markets for asset securitizations and whole-loan sales are competitive, and other issuers and originators could increase the amount of their issuances and sales. In addition, lenders and other investors within those markets often establish limits on their credit exposure to particular issuers, originators, and asset classes, or they may require higher returns to increase the amount of their exposure. Increased issuance by other participants in the market or decisions by investors to limit their credit exposure to (or to require a higher yield for) us or to automotive securitizations or whole-loans could negatively affect our ability and that of our subsidiaries to price our securitizations and whole-loan sales at attractive rates. The result would be lower proceeds from these activities and lower profits for our subsidiaries and us.

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition, and results of operations.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expenses, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans, all as described in Note 1 to the Consolidated Financial Statements. The allowance, in the judgment of management, is established to reserve for estimated loan losses and risks inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, accounting rules and related guidance, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

Bank regulatory agencies periodically review our allowance for loan losses, as well as our methodology for calculating our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge-offs, based on judgments different than those of management. An increase in the allowance for loan losses results in a decrease in net income and capital and may have a material adverse effect on our capital, financial condition and results of operations.

The PSA may not be consummated if certain conditions are not met or if delays occur. If the PSA is not consummated, we will not be entitled to any release from claims of the Debtors or third parties.

On May 14, 2012, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

On May 14, 2013, AFI entered into the PSA with the Debtors, the Creditors’ Committee, and the Consenting Claimants. The PSA provides for the parties to support the Plan, which, among other things, would settle and provide AFI full releases for all existing and potential claims between AFI and the Debtors and all pending and potential claims held by third parties related to the Debtors that could be brought against AFI, except for securities claims by the Federal Housing Finance Agency and the Federal Deposit Insurance Corporation, as receiver for certain failed banks. The Plan will also include a settlement of insurance disputes between AFI and the Debtors under which the Debtors will relinquish in favor of AFI all of their rights to coverage under certain insurance policies. Further, the PSA requires that all litigation against AFI by the Debtors, the Creditors’ Committee and the Consenting Claimants be stayed so long as the PSA has not been terminated.

The PSA requires, among other things, that the following milestones be satisfied: (i) the FGIC rehabilitation court must approve the PSA and a separate FGIC Settlement on or before August 19, 2013; (ii) the Bankruptcy Court must approve the Disclosure Statement on or before August 30, 2013; and (iii) the effective date of the Plan must occur on or before December 15, 2013. In the event any of the above milestones are not satisfied, the PSA could be terminated.

The PSA also includes a number of additional events that could result in the PSA being terminated, including the following: (i) the Bankruptcy Court enters an order appointing a Chapter 11 trustee; (ii) any of the Debtors’ Chapter 11 cases are dismissed or converted to a case under Chapter 7 of the Bankruptcy Code; (iii) any court has entered a final, non-appealable judgment or order declaring any material portion of the PSA unenforceable; (iv) the releases set forth in the PSA are modified, amended, changed, severed or otherwise altered in the Plan or any other definitive document; and (v) the PSA ceases to be binding on AFI or the Creditors’ Committee.

Additionally, the PSA requires that several conditions be satisfied or waived before the Plan can be effective, including, the following: (i) the Bankruptcy Court approves the Plan and Disclosure Statement on terms reasonably acceptable to the parties; (ii) the Confirmation Order must have been entered by the Bankruptcy Court and provide for, among other things, the releases specified in the PSA; (iii) the Confirmation Order must not have been stayed, modified, or vacated on appeal, and the time to appeal shall have passed; (iv) the FGIC rehabilitation court must have approved the PSA and FGIC Settlement Agreement, including the release of all present and future claims against FGIC relating to FGIC policies; (v) AFI must have funded the Ally Contribution; and (vi) AFI’s secured claims against the Debtors must have been fully satisfied.

See “Prospectus Summary—Recent Developments” for further details regarding the PSA and the Plan.

There can be no assurance that any of the required milestones will be satisfied, that the conditions to effectiveness will be satisfied or waived or that none of the specified termination events will occur. The termination of the PSA or the failure of the PSA to become effective could result in modifications to the Plan, or the pursuit of an alternative form of reorganization or liquidation. This would result in delay and significant expense, and any modifications to the Plan or other alternative may well be less favorable to AFI. If AFI does not receive the releases described above, the Debtors and/or third party creditors are expected to assert substantial claims directly against AFI, which could have a material adverse impact on us. Even if substantial elements of the Plan are confirmed by the Bankruptcy Court and all required conditions are satisfied, there could be significant litigation against AFI for any claims not released under the Plan.

We are exposed to consumer credit risk, which could adversely affect our profitability and financial condition.

We are subject to credit risk resulting from defaults in payment or performance by customers for our contracts and loans, as well as contracts and loans that are securitized and in which we retain a residual interest. Furthermore, a weak economic environment and high unemployment rates could exert pressure on our consumer automotive finance customers resulting in higher delinquencies, repossessions, and losses. There can be no assurances that our monitoring of our credit risk as it affects the value of these assets and our efforts to mitigate credit risk through our risk-based pricing, appropriate underwriting policies, and loss-mitigation strategies are, or will be, sufficient to prevent a further adverse effect on our profitability and financial condition. We have begun to increase our nonprime automobile financing. We define nonprime consumer automobile loans as those loans with a FICO score (or an equivalent score) at origination of less than 620. In addition, we have increased our used automobile financing. Borrowers that finance used vehicles tend to have lower FICO scores as compared to new vehicle borrowers, and defaults resulting from vehicle breakdowns are more likely to occur with used vehicles as compared to new vehicles that are financed. At March 31, 2013, the carrying value of our Automotive Finance operations nonprime consumer automobile loans before allowance for loan losses was $5.4 billion, or approximately 9.7% of our total consumer automobile loans. Of these loans, $67 million were considered nonperforming as they had been placed on nonaccrual status in accordance with internal loan policies. Refer to the Nonaccrual Loans section of Note 1 to the Consolidated Financial Statements for additional information. As we grow our nonprime automobile financing loans over time, our credit risk may increase. As part of the underwriting process, we rely heavily upon information supplied by third parties. If any of this information is intentionally or negligently misrepresented and the misrepresentation is not detected before completing the transaction, the credit risk associated with the transaction may be increased.

General business and economic conditions may significantly and adversely affect our revenues, profitability, and financial condition.

Our business and earnings are sensitive to general business and economic conditions in the United States. A downturn in economic conditions resulting in increased short and long term interest rates, inflation, fluctuations in the debt capital markets, unemployment rates, consumer and commercial bankruptcy filings, or a decline in the strength of national and local economies and other factors that negatively affect household incomes could decrease demand for our financing products and increase financing delinquency and losses on our customer and dealer financing operations. We have been negatively affected due to the significant stress in the residential real estate and related capital markets and, in particular, the lack of home price appreciation in many markets in which we lend. Further, a significant and sustained increase in fuel prices could lead to diminished new and used vehicle purchases and negatively affect our automotive finance business.

If the rate of inflation were to increase, or if the debt capital markets or the economies of the United States were to weaken, or if home prices or new and used vehicle purchases experience declines, we could be significantly and adversely affected, and it could become more expensive for us to conduct our business. For example, business and economic conditions that negatively affect household incomes, housing prices, and consumer behavior related to our businesses could decrease (1) the demand for our new and used vehicle financing and (2) the value of the collateral underlying our portfolio of held-for-investment assets and new and used vehicle loans and interests that continue to be held by us, thus further increasing the number of consumers who become delinquent or default on their loans. In addition, the rate of delinquencies, foreclosures, and losses on our loans could be higher during more severe economic slowdowns.

Any sustained period of increased delinquencies, foreclosures, or losses could further harm our ability to sell our new and used vehicle loans, the prices we receive for our new and used vehicle loans, or the value of our portfolio of mortgage and new and used vehicle loans held-for-investment or interests from our securitizations, which could harm our revenues, profitability, and financial condition. Continued adverse business and economic conditions could affect demand for new and used vehicles, housing, the cost of construction, and other related factors that could harm the revenues and profitability of our business.

The current debt crisis in Europe, the risk that certain countries may default on their sovereign debt, and recent rating agency actions with respect to European countries and the United States and the resulting impact on the financial markets, could have a material adverse impact on our business, results of operations and financial position.

The current crisis in Europe has created uncertainty with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations. In the past several years, rating agencies have lowered their ratings on several euro-zone countries. The continuation of the European debt crisis has adversely impacted financial markets and has created substantial volatility and uncertainty, and will likely continue to do so. Risks related to this have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. The effects of the European debt crisis could be even more significant if a Eurozone country determines to depart the European Monetary Union, which would lead to redenomination of obligations of obligors in that country and cause foreign exchange, operational, and settlement disruptions. In addition, on August 5, 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the United States of America to ‘AA+’ from ‘AAA’, and the outlook on its long-term rating is negative. The U.S. downgrade, any future downgrades, as well as the perceived creditworthiness of U.S. government-related obligations, including uncertainty surrounding the U.S. federal deficit and debt ceiling debate, could impact our ability to obtain, and the pricing with respect to, funding that is collateralized by affected instruments and obtained through the secured and unsecured markets. As these conditions persist, our business, results of operation, and financial position could be materially adversely affected.

Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions.

Geopolitical conditions may affect our earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

Treasury (or its designee) will continue to own a substantial interest in us following this offering, and its interests may differ from those of our other stockholders.

Immediately following this offering, and the concurrent transactions described under “Concurrent Transactions,” Treasury will own approximately     % of our outstanding shares of common stock (                % if the underwriters in the offering of common stock and the underwriters in the concurrent offering of Units exercise their over-allotment options in full), assuming the common stock public offering price is the midpoint of

the price range set forth on the cover of this prospectus, and Treasury will own approximately     % of the outstanding Units (            % if the underwriters in the concurrent offering of Units exercise their over-allotment options in full).

Pursuant to the Amended and Restated Governance Agreement dated May 21, 2009, as of the date hereof, Treasury also has the right to appoint six of the eleven members to our board of directors. As a result of this stock ownership interest and Treasury’s right to appoint six directors to our board of directors, Treasury has the ability to exert control, through its power to vote for the election of our directors, over various matters. To the extent Treasury elects to exert such control over us, its interests (as a government entity) may differ from those of our other stockholders and it may influence, through its ability to vote for the election of our directors, matters including:

•	the selection, tenure and compensation of our management;

•	our business strategy and product offerings;

•	our relationship with our employees and other constituencies; and

•	our financing activities, including the issuance of debt and equity securities.

In particular, Treasury may have a greater interest in promoting U.S. economic growth and jobs than our other stockholders. In the future we may also become subject to new and additional laws and government regulations regarding various aspects of our business as a result of participation in the TARP program and the U.S. government’s ownership in our business. These regulations could make it more difficult for us to compete with other companies that are not subject to similar regulations.

The limitations on compensation imposed on us due to our participation in TARP, including the restrictions placed on our compensation by the Special Master for TARP Executive Compensation, may adversely affect our ability to retain and motivate our executives and employees.

Our performance largely is dependent on the talent and efforts of our management team and employees. As a result of our participation in TARP, the compensation of certain members of our management team and employees is subject to extensive restrictions under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 (the ARRA), which was signed into law on February 17, 2009, as implemented by the Interim Final Rule issued by Treasury on June 15, 2009 (the IFR). In addition, due to our level of participation in TARP, pursuant to ARRA and the IFR, the Office of the Special Master for TARP Executive Compensation has the authority to further regulate our compensation arrangements with certain of our executives and employees. In addition, we may become subject to further restrictions under any other future legislation or regulation limiting executive compensation. Many of the restrictions are not limited to our senior executives and affect other employees whose contributions to revenue and performance may be significant. These limitations may leave us unable to create a compensation structure that permits us to retain and motivate certain of our executives and employees or to attract new executives or employees, especially if we are competing against institutions that are not subject to the same restrictions. Any such inability could have a material and adverse effect on our business, financial condition, and results of operations.

Our borrowing costs and access to the unsecured debt capital markets depend significantly on our credit ratings.

The cost and availability of unsecured financing are materially affected by our short- and long-term credit ratings. Each of Standard & Poor’s Rating Services; Moody’s Investors Service, Inc.; Fitch, Inc.; and Dominion Bond Rating Service rates our debt. Our current ratings as assigned by each of the respective rating agencies are below investment grade, which negatively impacts our access to liquidity and increases our borrowing costs in the unsecured market. Ratings reflect the rating agencies’ opinions of our financial strength, operating performance, strategic position, and ability to meet our obligations. Future downgrades of our credit ratings would increase borrowing costs and further constrain our access to the unsecured debt markets and, as a result, would negatively affect our business. In addition, downgrades of our credit ratings could increase the possibility of additional terms and conditions being added to any new or replacement financing arrangements as well as impact elements of certain existing secured borrowing arrangements.

Agency ratings are not a recommendation to buy, sell, or hold any security and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

Our profitability and financial condition could be materially and adversely affected if the residual value of off-lease vehicles decrease in the future.

Our expectation of the residual value of a vehicle subject to an automotive lease contract is a critical element used to determine the amount of the lease payments under the contract at the time the customer enters into it. As a result, to the extent the actual residual value of the vehicle, as reflected in the sales proceeds received upon remarketing at lease termination, is less than the expected residual value for the vehicle at lease inception, we incur additional depreciation expense and/or a loss on the lease transaction. General economic conditions, the supply of off-lease and other vehicles to be sold, new vehicle market prices, perceived vehicle quality, overall price and volatility of gasoline or diesel fuel, among other factors, heavily influence used vehicle prices and thus the actual residual value of off-lease vehicles. Consumer confidence levels and the strength of automotive manufacturers and dealers can also influence the used vehicle market. For example, during 2008, sharp declines in demand and used vehicle sale prices adversely affected our remarketing proceeds and financial results.

Vehicle brand images, consumer preference, and vehicle manufacturer marketing programs that influence new and used vehicle markets also influence lease residual values. In addition, our ability to efficiently process and effectively market off-lease vehicles affects the disposal costs and proceeds realized from the vehicle sales. While manufacturers, at times, may provide support for lease residual values including through residual support programs, this support does not in all cases entitle us to full reimbursement for the difference between the remarketing sales proceeds for off-lease vehicles and the residual value specified in the lease contract. Differences between the actual residual values realized on leased vehicles and our expectations of such values at contract inception could have a negative impact on our profitability and financial condition.

Significant indemnification payments or contract, lease, or loan repurchase activity of retail contracts or leases could harm our profitability and financial condition.

We have repurchase obligations in our capacity as servicer in securitizations and whole-loan sales. If a servicer breaches a representation, warranty, or servicing covenant with respect to an automotive receivable, the servicer may be required by the servicing provisions to repurchase that asset from the purchaser or otherwise compensate one or more classes of investors for losses caused by the breach. If the frequency at which repurchases of assets or other payments occurs increases substantially from its present rate, the result could be a material adverse effect on our financial condition, liquidity, and results of operations.

A loss of contractual servicing rights could have a material adverse effect on our financial condition, liquidity, and results of operations.

We are the servicer for all of the receivables we have acquired or originated and transferred to other parties in securitizations and whole-loan sales of automotive receivables. We are paid a fee for these services, which fees in the aggregate constitute a substantial revenue stream for us. In each case, we are subject to the risk of termination under the circumstances specified in the applicable servicing provisions.

In most securitizations and whole-loan sales, the owner of the receivables will be entitled to declare a servicer default and terminate the servicer upon the occurrence of specified events. These events typically include a bankruptcy of the servicer, a material failure by the servicer to perform its obligations, and a failure by the servicer to turn over funds on the required basis. The termination of these servicing rights, were it to occur, could have a material adverse effect on our financial condition, liquidity, and results of operations.

Our earnings may decrease because of decreases or increases in interest rates.

We are subject to risks from decreasing interest rates, particularly given the Federal Reserve’s recent steps to keep interest rates low in an attempt to improve economic growth. A low interest rate environment or a flat or inverted yield curve may adversely affect certain of our businesses by compressing net interest margins or reducing the amounts we earn on our investment securities portfolio, thereby reducing our net interest income and other revenues.

Rising interest rates could also have an adverse impact on our business as well. For example, rising interest rates:

•	will increase our cost of funds;

•	may reduce our consumer automotive financing volume by influencing customers to pay cash for, as opposed to financing, vehicle purchases or not to buy new vehicles;

•	may negatively impact our ability to remarket off-lease vehicles; and

•	will generally reduce the value of automotive financing loans and contracts and retained interests and fixed income securities held in our investment portfolio.

Throughout 2009 and 2010 the credit risk embedded in the balance sheet was reduced as a result of asset sales, asset markdowns, and a change in the mix of our loan assets as the legacy portfolios were replaced with assets underwritten to tighter credit standards. This reduction in risk has resulted in a mix of assets outstanding on the balance sheet as of December 31, 2012, with a lower yielding profile than the prior year. During this same period of time we experienced a significant decline in our consumer automotive operating lease portfolio that was realizing higher yields from remarketing gains due to historically high used vehicle prices. The combination of the above factors resulted in a decline in asset yields more than the decline in liability rates, and therefore the decline in the net interest spread on the balance sheet throughout 2010 and into 2011.

Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates and could affect our profitability and financial condition as could our failure to comply with hedge accounting principles and interpretations.

We employ various economic hedging strategies to mitigate the interest rate and prepayment risk inherent in many of our assets and liabilities. Our hedging strategies rely on assumptions and projections regarding our assets, liabilities, and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayment speeds, we may experience volatility in our earnings that could adversely affect our profitability and financial condition. In addition, we may not be able to find market participants that are willing to act as our hedging counterparties, which could have an adverse effect on the success of our hedging strategies.

In addition, hedge accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) requires the application of significant subjective judgments to a body of accounting concepts that is complex.

A failure of or interruption in, as well as, security risks of the communications and information systems on which we rely to conduct our business could adversely affect our revenues and profitability.

We rely heavily upon communications and information systems to conduct our business. Any failure or interruption of our information systems or the third-party information systems on which we rely as a result of inadequate or failed processes or systems, human errors, employee misconduct, catastrophic events, or other external events could cause underwriting or other delays and could result in fewer applications being received, slower processing of applications, and reduced efficiency in servicing. In addition, our communication and information systems may present security risks, and could be susceptible to hacking or identity theft. For example, similar to other large financial institutions, Ally’s website, ally.com, was recently the subject of cyber attacks that resulted in slow performance and unavailability of the website for some customers. The occurrence of any of these events could have a material adverse effect on our business.

We use estimates and assumptions in determining the fair value of certain of our assets. If our estimates or assumptions prove to be incorrect, our cash flow, profitability, financial condition, and business prospects could be materially and adversely affected.

We use estimates and various assumptions in determining the fair value of many of our assets, including certain held-for-investment and held-for-sale loans for which we elected fair value accounting, retained interests from securitizations of loans and contracts, MSRs, and other investments, which do not have an established market value or are not publicly traded. We also use estimates and assumptions in determining the residual values of leased vehicles. In addition, we use estimates and assumptions in determining our reserves for legal matters, insurance losses and loss adjustment expenses which represent the accumulation of estimates for both reported losses and those incurred, but not reported, including claims adjustment expenses relating to direct insurance and assumed reinsurance agreements. For further discussion related to estimates and assumptions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” Our actual experience may differ materially from these estimates and assumptions. A material difference between our estimates and assumptions and our actual experience may adversely affect our cash flow, profitability, financial condition, and business prospects.

Fluctuations in valuation of investment securities or significant fluctuations in investment market prices could negatively affect revenues.

Investment market prices in general are subject to fluctuation. Consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value and could negatively affect our revenues. Additionally, negative fluctuations in the value of available-for-sale investment securities could result in unrealized losses recorded in equity. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments, national and international events, and general market conditions.

Changes in accounting standards issued by the Financial Accounting Standards Board (FASB) could adversely affect our reported revenues, profitability, and financial condition.

Our financial statements are subject to the application of GAAP, which are periodically revised and/or expanded. The application of accounting principles is also subject to varying interpretations over time. Accordingly, we are required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time to time by various parties, including accounting standard setters and those who interpret the standards, such as the FASB and the SEC, banking regulators, and our independent registered public accounting firm. Those changes could adversely affect our reported revenues, profitability, or financial condition.

Recently, the FASB has proposed new financial accounting standards, and has many active projects underway, that could materially affect our reported revenues, profitability, or financial condition. These proposed standards or projects include the potential for significant changes in the accounting for financial instruments (including loans, deposits, allowance for loan losses, and debt) and the accounting for leases, among others. It is possible that any changes, if enacted, could adversely affect our reported revenues, profitability, or financial condition.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to different counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty.

Our inability to maintain relationships with dealers could have an adverse effect on our business, results of operations, and financial condition.

Our business depends on the continuation of our relationships with our customers, particularly the automotive dealers with whom we do business. If we are not able to maintain existing relationships with key automotive dealers or if we are not able to develop new relationships for any reason, including if we are not able to provide services on a timely basis or offer products that meet the needs of the dealers, our business, results of operations, and financial condition could be adversely affected.

Adverse economic conditions or changes in laws in states in which we have customer concentrations may negatively affect our operating results and financial condition.

We are exposed to consumer loan portfolio concentration in certain states including California, Texas, and Florida. Factors adversely affecting the economies and applicable laws in these and other states could have an adverse effect on our business, results of operations and financial position.

Risks Related to this Offering and Ownership of Our Common Stock

The sale or availability for sale of substantial amounts of our common stock could cause our common stock price to decline or impair our ability to raise capital.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, or the settlement of the purchase contracts that are components of the Units being offered in the concurrent offering or the perception that settlement could occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of equity and equity-related securities. Upon completion of this offering, there will be         shares of common stock issued and outstanding, assuming the common stock public offering price is the midpoint of the price range set forth on the cover of this prospectus.

Of the         outstanding shares of common stock, the         shares of common stock to be sold in this offering (         shares if the underwriters in this offering exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are held by any of our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Following the expiration of any applicable lock-up periods referred to in the section of this prospectus entitled “Shares Eligible for Future Sale,” the          remaining outstanding shares of common stock may be eligible for resale under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144. In addition, pursuant to Exhibit A of the Bylaws of Ally Financial Inc. (the “Registration Rights Agreement”), we have granted our existing common stockholders the right to require us in certain circumstances to file registration statements under the Securities Act covering additional resales of our common stock held by them and the right to participate in other registered offerings in certain circumstances. As restrictions on resale end or if these stockholders exercise their registration rights or otherwise sell their shares, the market price of our common stock could decline.

In particular, following this offering, Treasury or GMAC Common Equity Trust I might sell a large number of the shares of our common stock that they hold. Such sales of a substantial number of shares of our common stock could adversely affect the market price of our common stock.

The number of shares of our common stock Treasury will receive upon conversion of our Series F-2 preferred stock will depend upon the public offering price of the common stock in this offering.

Treasury currently holds 118,750,000 shares of our Series F-2 preferred stock having an aggregate liquidation preference of approximately $5.9 billion. In connection with this offering and the concurrent Units offering, Treasury intends to convert 58,750,000 shares of Series F-2 preferred stock into shares of our common stock based on a conversion price equal to the common stock public offering price, which, based on the midpoint of the price range set forth on the cover of this prospectus, would result in the conversion of the Series F-2 preferred stock into              shares of common stock. See “Concurrent Transactions.”

Accordingly, the number of shares of our common stock we will issue to Treasury in connection with the conversion will depend upon the common stock public offering price. For example, if the common stock public offering price is $             (the midpoint of the price range set forth on the cover of this prospectus), then we will issue              shares of our common stock to Treasury upon conversion. By contrast, if the common stock public offering price were to increase by $1.00, then we will issue              shares of our common stock to Treasury upon conversion and if the common stock public offering price were to decrease by $1.00, then we will issue              shares of our common stock to Treasury upon conversion.

We have no current plans to pay dividends on our common stock, and our ability to pay dividends on our common stock may be limited.

We have no current plans to commence payment of a dividend on our common stock. Our payment of dividends on our common stock in the future will be determined by our Board of Directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors. Our Series G preferred stock prohibits us from making dividend payments on our common stock before January 1, 2014 and allows dividend payments thereafter only if 1) our senior guaranteed notes issued on December 31, 2008 are rated investment grade and 2) the payment, together with other dividend payments we made since December 31, 2008, is less than 25% of the excess of our cumulative consolidated net income from January 1, 2014 to the most recently ended fiscal quarter for which financial statements are available at the time of such dividend payment. In addition, so long as any share of our Series A preferred stock remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accrued and unpaid dividends have been paid on such series of preferred stock.

Any indentures and other financing agreements that we enter into in the future may limit our ability to pay cash dividends on our capital stock, including our common stock. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay dividends in cash on our common stock, we may be unable to pay dividends in cash on our common stock unless we can refinance the amounts outstanding under those agreements.

In addition, under Delaware law, our Board of Directors may declare dividends on our capital stock only to the extent of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to pay cash dividends on our common stock, we may not have sufficient cash to pay dividends in cash on our common stock.

Any plans to commence payment of dividends on our common stock in the future would be subject to the FRB’s review and absence of objection. See “Business—Certain Regulatory Matters—Bank Holding Company Status”. There is no assurance that, upon the FRB’s review of our future capital plans, we would be permitted to make any planned payments of dividends on our common stock.

Anti-takeover provisions contained in our organizational documents and Delaware law could delay or prevent a takeover attempt or change in control of our company, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. Our organizational documents include provisions:

•	Limiting the liability of our directors, and providing indemnification to our directors and officers; and

•	Limiting the ability of our stockholders to call and bring business before special meetings.

These provisions, alone or together, could delay hostile takeovers and changes in control of the company or changes in management.

In addition, after the completion of this offering, we will be subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which generally prohibits a corporation from engaging in various business combination transactions with any “interested stockholder” (generally defined as a stockholder who owns 15% or more of a corporation’s voting stock) for a period of three years following the time that such stockholder became an interested stockholder, except under certain circumstances including receipt of prior board approval.

Any provision of our Certificate of Incorporation or our Bylaws or Delaware law that has the effect of delaying or deterring a hostile takeover or change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

See “Description of Capital Stock” for a further discussion of these provisions.

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile.

You should consider an investment in our common stock to be risky and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The price of our common stock after the closing of this offering may fluctuate widely, depending upon many factors, including, but not limited to:

•	the perceived prospects for the auto finance and mortgage industries in general or for our company;

•	differences between our actual financial and operating results and those expected by investors;

•	changes in the share price of public companies with which we compete;

•	news about our new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in our capital structure, such as future issuances of securities, repurchases of our common stock or our incurrence of debt;

•	changes in general economic or market conditions;

•	broad market fluctuations;

•	regulatory actions or changes in applicable laws, rules or regulations;

•	unfavorable or lack of published research by securities or industry analysts; and

•	departure of key personnel.

In addition, the market price of our common stock is likely to be influenced by the purchase contracts that are components of the Units being offered in the concurrent offering. For example, the market price of our common stock could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock, including shares of common stock received upon settlement of the purchase contracts that are components of the Units being offered in the concurrent offering, possible sales of our common stock by investors who view the Units as a more attractive means of equity participation in us than owning shares of our common stock; and hedging or arbitrage trading activity that may develop involving the Units and our common stock.

Our common stock may trade at prices significantly below the initial public offering price. In addition, when the market price of a company’s common equity drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Treasury, which is the selling stockholder, is a federal agency and your ability to bring a claim against Treasury under the federal securities laws may be limited.

The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the “FTCA”), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws. In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. The underwriters are not claiming to be agents of Treasury in this offering. Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with the offering of the common stock by Treasury would likely be barred.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that may contain certain statements that constitute forward-looking statements within the meaning of the federal securities laws. The words “expect,” “anticipate,” “estimate,” “forecast,” “initiative,” “objective,” “plan,” “goal,” “project,” “outlook,” “priorities,” “target,” “intend,” “evaluate,” “pursue,” “seek,” “may,” “would,” “could,” “should,” “believe,” “potential,” “continue,” or the negatives of any of these words or similar expressions are intended to identify forward-looking statements. All statements herein, other than statements of historical fact, including without limitation statements about future events and financial performance, are forward-looking statements that involve certain risks and uncertainties. You should not place undue reliance on any forward-looking statement and should consider all uncertainties and risks discussed in this prospectus, including those under the caption “Risk Factors.” Forward-looking statements apply only as of the date they are made, and Ally undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date the forward looking statement is made. Factors that could cause our actual results to be materially different from our expectations include, among others, the risk factors set forth herein under the caption “Risk Factors,” and the following:

•	Maintaining the mutually beneficial relationship between the company and GM, and the company and Chrysler;

•	The profitability and financial condition of GM and Chrysler;

•	Resolution of the bankruptcy filings by Residential Capital, LLC and certain of its subsidiaries;

•	Our ability to realize the anticipated benefits associated with being a bank holding company, and the increased regulation and restrictions that we are now subject to;

•	The potential for deterioration in the residual value of off-lease vehicles;

•	Disruptions in the market in which we fund our operations, with resulting negative impact on our liquidity;

•	Changes in our accounting assumptions that may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;

•	Changes in the credit ratings of Ally, Chrysler, or GM;

•	Changes in economic conditions, currency exchange rates or political stability in the markets in which we operate; and

•

Changes in the existing or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations (including as a result of the Dodd-Frank Act and Basel III).

USE OF PROCEEDS

The selling stockholder is selling all of the shares of common stock in this offering and Ally will not receive any proceeds from the sale of the shares.

DIVIDEND POLICY

We have no current plans to commence payment of a dividend on our common stock. Our payment of dividends on our common stock in the future will be determined by our Board of Directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors. Our Series G preferred stock prohibits us from making dividend payments on our common stock before January 1, 2014 and allows dividend payments thereafter only if (1) our senior guaranteed notes issued on December 31, 2008 are rated investment grade and (2) the payment, together with other dividend payments we made since December 31, 2008, is less than 25% of the excess of our cumulative consolidated net income from January 1, 2014 to the most recently ended fiscal quarter for which financial statements are available at the time of such dividend payment. In addition, so long as any share of our Series A preferred stock remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accrued and unpaid dividends have been paid on such series of preferred stock.

Any plans to commence payment of dividends on our common stock in the future would, as announced by the FRB on March 18, 2011, with respect to the completion of its Comprehensive Capital Analysis and Review of the capital plans of the nineteen largest U.S. bank holding companies, including Ally, be subject to the FRB’s review and absence of objection. See “Business—Certain Regulatory Matters—Bank Holding Company Status”.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2013, actual and pro forma to reflect:

•

the concurrent conversion and exchange by Treasury of our Series F-2 preferred stock and the concurrent offering by Treasury of our Units (assuming no exercise by the underwriters of that offering of their over-allotment option and that the public offering price of our common stock in this offering will be $             per share (the midpoint of the price range set forth on the cover of this prospectus) for purposes of calculating the number of shares we issue to Treasury in the conversion), in each case as described under “Concurrent Transactions,” and

•	the -for-one stock split on shares of our common stock effected on , 2013.

This table should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro forma
	($ in millions)
Cash and cash equivalents	$7,437	$

Short-term borrowings	7,618
Long-term debt (1)	67,621
Series A preferred stock, 1,021,764 shares issued and outstanding, actual and pro forma	1,021
Series F-2 preferred stock, 118,750,000 shares issued and outstanding, actual and 0 shares issued and outstanding, pro forma (2)	5,685
Series G preferred stock, 2,576,601 shares issued and outstanding, actual and pro forma	234
Tangible Equity Units, 0 units issued and outstanding, actual and units issued and outstanding, pro forma	0
Common stock, $0.01 par value per share, 1,330,970 shares issued and outstanding, actual, shares issued and outstanding pro forma and additional paid-in capital (2)	19,668
Accumulated deficit (2)	(6,128)
Accumulated other comprehensive income	(6)

Total equity (2)	20,474

Total capitalization	$95,713	$

(1)	The amortizing notes which are a component of the Units are included in pro forma long-term debt.

(2)	In connection with this offering and the concurrent Units offering, Treasury intends to convert (the “conversion”) 58,750,000 shares of Series F-2 preferred stock it holds into shares of our common stock based on a conversion price equal to the common stock public offering price.

Because the conversion price in the conversion is based on the common stock public offering price, the number of shares of common stock we will issue to Treasury in connection with the conversion will depend on the common stock public offering price. The higher the common stock public offering price is, the fewer the number of shares of common stock Treasury will receive and the lower the common stock public offering price is, the greater the number of shares of common stock Treasury will receive. The following table sets forth the number of shares we will issue to Treasury in connection with the conversion for each common stock public offering price set forth below:

Public Offering Price	Number of Shares Issued to Treasury
$
$
$
$

In addition, we and Treasury intend to modify certain terms of the Series F-2 preferred stock so that Treasury will receive                  additional shares of our common stock in connection with the offering.

The issuance of these additional shares will be a one-time non-cash transaction, which will not affect the amount of our total equity. It will increase our accumulated deficit with an offsetting increase to common stock and paid-in capital, and the value of the non-cash dividend will reduce our net income attributable to common shareholders and therefore will substantially affect the calculation of earnings per share in the quarter in which this offering closes and the full year.

Assuming that the public offering price of our common stock in this offering will be $             per share (the midpoint of the range set forth on the cover of this prospectus), net income attributable to common stock will be reduced by $                     in the quarter in which this offering closes and earnings per share will be reduced by $         per share due to this one time, non-cash transaction.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of Ally should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of income data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data at December 31, 2012 and 2011 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of income data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data at December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements not included in this prospectus. The condensed consolidated statement of income data for the three months ended March 31, 2013 and 2012 and the condensed consolidated balance sheet data at March 31, 2013 and 2012 are derived from, and qualified by reference to, our unaudited condensed consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those condensed consolidated financial statements and notes thereto. In our opinion, the unaudited financial statements provided herein have been prepared on substantially the same basis as the audited historical consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the periods presented. Our results for the three months ended March 31, 2013 are not necessarily indicative of those to be expected for the fiscal year.

	At and for three months ended March 31,		At and for the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	($ in millions)
Financial statement data
Statement of income data:
Total financing revenue and other interest income	$1,956	$1,716	$7,342	$6,671	$7,156	$8,069	$10,465
Interest expense	881	1,060	4,052	4,606	4,832	4,876	5,858
Depreciation expense on operating lease assets	435	305	1,399	941	1,251	2,256	3,159
Impairment of investment in operating leases	—	—	—	—	—	—	1,082

Net financing revenue	640	351	1,891	1,124	1,073	937	366
Total other revenue (a)	386	605	2,574	2,288	2,672	3,226	10,996

Total net revenue	1,026	956	4,465	3,412	3,745	4,163	11,362
Provision for loan losses	131	98	329	161	361	3,584	1,701
Total noninterest expense	958	855	3,622	3,428	3,621	3,937	4,213

(Loss) income from continuing operations before income tax (benefit) expense	(63)	3	514	(177)	(237)	(3,358)	5,448
Income tax (benefit) expense from continuing operations (b)	(123)	1	(856)	42	97	12	(87)

Net income (loss) from continuing operations	60	2	1,370	(219)	(334)	(3,370)	5,535
Income (loss) from discontinued operations, net of tax	1,033	308	(174)	62	1,363	(6,973)	(3,667)

Net income (loss)	$1,093	$310	$1,196	$(157)	$1,029	$(10,343)	$1,868

	(in millions, except per share data)
Net income (loss) attributable to common shareholders
Net income (loss) from continuing operations	$60	$2	$1,370	$(219)	$(334)	$(3,370)	$5,535
Less: Preferred stock dividends—U.S. Department of Treasury	133	134	535	534	963	855	—
Less: Preferred stock dividends	67	67	267	260	282	370	—
Less: Impact of preferred stock conversion or amendment	—	—	—	(32)	616	—	—

Net (loss) income from continuing operations attributable to common shareholders (c)	(140)	(199)	568	(981)	(2,195)	(4,595)	5,535

Income (loss) from discontinued operations, net of tax	1,033	308	(174)	62	1,363	(6,973)	(3,667)
Net income (loss) attributable to common shareholders	$893	$109	$394	$(919)	$(832)	$(11,568)	$1,868

Basic and diluted weighted-average common shares outstanding (c)	1,330,970	1,330,970	1,330,970	1,330,970	800,597	529,392	108,884

	At and for three months ended March 31,		At and for the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	(per share data in whole dollars)
Basic and diluted earnings per common share (d)
Net (loss) income from continuing operations	$(105)	$(149)	$427	$(738)	$(2,742)	$(8,677)	$50,827
Income (loss) from discontinued operations, net of tax	776	231	(131)	47	1,703	(13,173)	(33,675)

Net income (loss)	$671	$82	$296	$(691)	$(1,039)	$(21,850)	$17,152

	($ in millions)
Pro forma data (e)
Basic and diluted earnings per common share

Net (loss) income from continuing operations
Income (loss) from discontinued operations, net of tax

Net (loss) income
Basic and diluted weighted-average common shares outstanding

Non-GAAP financial measures (f):
Net income (loss)	$1,093	$310	$1,196	$(157)	$1,029	$(10,343)	$1,868
Add: Original issue discount amortization expense (g)	57	108	336	962	1,300	1,143	70
Add: Income tax (benefit) expense from continuing operations	(123)	1	(856)	42	97	12	(87)
Less: Gain on extinguishment of debt related to the 2008 bond exchange	—	—	—	—	—	—	11,460
Less: Income (loss) from discontinued operations, net of tax	1,033	308	(174)	62	1,363	(6,973)	(3,667)

Core pretax (loss) income (f)	$(6)	$111	$850	$785	$1,063	$(2,215)	$(5,942)

Selected period-end balance sheet data:
Total assets	$166,199	$186,350	$182,347	$184,059	$172,008	$172,306	$189,476
Long-term debt	$67,621	$93,990	$74,561	$92,885	$86,703	$88,066	$115,935
Preferred stock/interests (d)	$6,940	$6,940	$6,940	$6,940	$6,972	$12,180	$6,287
Total equity	$20,474	$19,576	$19,898	$19,280	$20,398	$20,794	$21,854

Financial ratios
Efficiency ratio (h)	93.37%	89.44%	81.12%	100.47%	96.69%	94.57%	37.08%
Core efficiency ratio (h)	88.46%	80.36%	75.44%	78.37%	71.77%	74.20%	n/m
Return on assets (i)
Net income (loss) from continuing operations	0.14%	—%	0.75%	(0.12)%	(0.19)%	(1.89)%	2.92%
Net income (loss)	2.54%	0.68%	0.65%	(0.09)%	0.58%	(5.81)%	0.99%
Core pretax (loss) income	(0.01)%	0.24%	0.46%	0.43%	0.60%	(1.25)%	(3.14)%
Return on equity (i)
Net income (loss) from continuing operations	1.20%	0.04%	7.24%	(1.09)%	(1.62)%	(13.90)%	25.33%
Net income (loss)	21.98%	6.40%	6.32%	(0.78)%	4.98%	(42.65)%	8.55%
Core pretax (loss) income	(0.12)%	2.29%	4.49%	3.91%	5.14%	(9.13)%	(27.19)%
Equity to assets (i)	11.57%	10.56%	10.30%	11.10%	11.69%	13.63%	11.53%
Net interest spread (i)(j)	1.67%	0.86%	1.18%	0.69%	0.81%	0.31%	(k	)
Net interest spread excluding original issue discount (i)(j)	1.89%	1.29%	1.49%	1.57%	2.16%	1.84%	(k	)
Net yield on interest-earning assets (i)(l)	1.90%	1.11%	1.40%	0.92%	1.02%	0.94%	(k	)
Net yield on interest-earning assets excluding original issue discount (i)(l)	2.07%	1.45%	1.66%	1.68%	2.18%	2.10%	(k	)

Regulatory capital ratios
Tier 1 capital (to risk-weighted assets) (m)	14.59%	13.45%	13.13%	13.65%	14.93%	14.12%	(k	)
Total risk-based capital (to risk-weighted assets) (n)	15.59%	14.47%	14.07%	14.69%	16.30%	15.52%	(k	)
Tier 1 leverage (to adjusted quarterly average assets) (o)	12.01%	11.60%	11.16%	11.45%	12.99%	12.68%	(k	)
Total equity	$20,474	$19,576	$19,898	$19,280	$20,398	$20,794	(k	)
Goodwill and certain other intangibles	(489)	(494)	(494)	(493)	(532)	(534)	(k	)
Unrealized gains and other adjustments	(1,865)	(317)	(1,715)	(262)	(309)	(447)	(k	)
Trust preferred securities	2,543	2,542	2,543	2,542	2,541	2,540	(k	)

Tier 1 capital (m)	20,663	21,307	20,232	21,067	22,098	22,353	(k	)
Preferred equity	(6,940)	(6,940)	(6,940)	(6,940)	(6,972)	(12,180)	(k	)
Trust preferred securities	(2,543)	(2,542)	(2,543)	(2,542)	(2,541)	(2,540)	(k	)

Tier 1 common capital (non-GAAP) (p)	$11,180	$11,825	$10,749	$11,585	$12,585	$7,633	(k	)

Risk-weighted assets (q)	$141,623	$158,468	$154,038	$154,319	$147,979	$158,326	(k	)
Tier 1 common (to risk-weighted assets) (p)	7.89%	7.46%	6.98%	7.51%	8.50%	4.82%	(k	)

(a)	Total other revenue for 2008 includes $12.6 billion of gains on the extinguishment of debt, primarily related to private exchange and cash tender offers settled during the fourth quarter.

(b)	Effective June 30, 2009, we converted from a limited liability company into a corporation and, as a result, became subject to corporate U.S. federal, state, and local taxes. Our conversion to a corporation resulted in a change in tax status and a net deferred tax liability of $1.2 billion was established through income tax expense.

(c)	Due to the antidilutive effect of converting the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares and the net loss from continuing operations attributable to common shareholders for the three months ended March 31, 2013 and 2012, and the years ended December 31, 2011, 2010, and 2009, respectively, net income (loss) from continuing operations attributable to common shareholders and basic weighted-average common shares outstanding were used to calculate basic and diluted earnings per share.

(d)	Effective June 30, 2009, we converted from a Delaware limited liability company into a Delaware corporation. Each unit of each class of common membership interest issued and outstanding immediately prior to the conversion was converted into an equivalent number of shares of common stock with substantially the same rights and preferences as the common membership interests. Upon conversion, holders of our preferred membership interests also received an equivalent number of shares of preferred stock with substantially the same rights and preferences as the former preferred membership interests.

(e)	The pro forma financial information gives effect to this offering as if it has closed on , and reflects (i) the receipt by Treasury of additional shares of common stock in connection with this offering, (ii) increased interest expense on the amortizing notes at an assumed interest rate of % (tax affected at the historical rates reflected in the financial statements for the three months ended March 31, 2013 and the year ended December 31, 2012) and (iii) the elimination of dividends of $ on the Series F-2 preferred stock being converted into common stock and exchanged for Units in this offering. The pro forma financial information does not reflect the value of the additional shares received by Treasury that will be treated as a one-time, non-cash dividend of $ in the quarter in which this offering closes and the related reduction of $ per share in earnings per share.

(f)	Core pretax income (loss) is not a financial measure defined by generally accepted accounting principles in the United States of America (GAAP). We define core pretax income as earnings from continuing operations before income taxes, original issue discount amortization expense primarily associated with our 2008 bond exchange, and the gain on extinguishment of debt related to the 2008 bond exchange. We believe that the presentation of core pretax income (loss) is useful information for the users of our financial statements in understanding the earnings from our core businesses. In addition, core pretax income (loss) is the primary measure that management uses to assess the performance of our operations. We believe that core pretax income (loss) is a useful alternative measure of our ongoing profitability and performance, when viewed in conjunction with GAAP measures. The presentation of this additional information is not a substitute for net income (loss) determined in accordance with GAAP.

(g)	Primarily represents original issue discount amortization expense associated with the 2008 bond exchange that was reported as a loss on extinguishment of debt in Consolidated Statement of Income.

(h)	The efficiency ratio equals total other noninterest expense divided by total net revenue. The core efficiency ratio equals total other noninterest expense divided by total net revenue excluding original issue discount amortization expense and gain on extinguishment of debt related to the 2008 bond exchange.

(i)	The 2013, 2012, 2011, 2010 and 2009 ratios were computed based on average assets and average equity using a combination of monthly and daily average methodologies. The 2008 ratios have been computed based on period-end total assets and period-end total equity at December 31, 2008.

(j)	Net interest spread represents the difference between the rate on total interest earning assets and the rate on total interest-bearing liabilities, excluding discontinued operations for the periods shown.

(k)	Not applicable at December 31, 2008, as we did not become a bank holding company until December 24, 2008.

(l)	Net yield on interest-earning assets represents net financing revenue as a percentage of total interest-earning assets.

(m)	Tier 1 capital generally consists of common equity, minority interests, qualifying noncumulative preferred stock, and the fixed rate cumulative preferred stock sold to Treasury under TARP and purchase contracts (including the purchase contracts that are components of the Units being offered in the concurrent offering) less goodwill and other adjustments.

(n)	Total risk-based capital is the sum of Tier 1 and Tier 2 capital. Tier 2 capital generally consists of preferred stock not qualifying as Tier 1 capital, limited amounts of subordinated debt and the allowance for loan losses, and other adjustments. The amount of Tier 2 capital may not exceed the amount of Tier 1 capital.

(o)	Tier 1 leverage equals Tier 1 capital divided by adjusted quarterly average total assets (which reflects adjustments for disallowed goodwill and certain intangible assets). The minimum Tier 1 leverage ratio is 3% or 4% depending on factors specified in the regulations.

(p)	We define Tier 1 common as Tier 1 capital less noncommon elements, including qualifying perpetual preferred stock, minority interest in subsidiaries, trust preferred securities, and mandatorily convertible preferred securities. However, the purchase contracts that are components of the Units being offered in the concurrent offering are not subtracted from Tier 1 capital to determine Tier 1 common. Ally considers various measures when evaluating capital utilization and adequacy, including the Tier 1 common equity ratio, in addition to capital ratios defined by banking regulators. This calculation is intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. Because GAAP does not include capital ratio measures, Ally believes there are no comparable GAAP financial measures to these ratios. Tier 1 common equity is not formally defined by GAAP or codified in the federal banking regulations and, therefore, is considered to be a non-GAAP financial measure. Ally believes the Tier 1 common equity ratio is important because we believe analysts and banking regulators may assess our capital adequacy using this ratio. Additionally, presentation of this measure allows readers to compare certain aspects of our capital adequacy on the same basis to other companies in the industry.

(q)	Risk-weighted assets are defined by regulation and are determined by allocating assets and specified off-balance sheet financial instruments into several broad risk categories.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Ally Financial Inc. (formerly GMAC Inc.) is a leading, independent, financial services firm. Founded in 1919, we are a leading automotive financial services company with over 90 years experience providing a broad array of financial products and services to automotive dealers and their customers. We became a bank holding company on December 24, 2008, under the Bank Holding Company Act of 1956, as amended. Our banking subsidiary, Ally Bank, is an indirect wholly owned subsidiary of Ally Financial Inc. and a leading franchise in the growing direct (internet, telephone, mobile, and mail) banking market.

Our Business

Dealer Financial Services

Our Dealer Financial Services operations offer a wide range of financial services and insurance products to approximately 16,000 automotive dealerships and approximately 4 million of their retail customers. We have deep dealer relationships that have been built over our greater-than 90-year history and our dealer-focused business model makes us a preferred automotive finance company for many automotive dealers. Our broad set of product offerings and customer-focused marketing programs differentiate Ally in the marketplace and help drive higher product penetration in our dealer relationships. Our ability to generate attractive automotive assets is driven by our platform and scale, strong relationships with automotive dealers, a full suite of dealer financial products, automotive loan-servicing capabilities, dealer-based incentive programs, and superior customer service.

Our automotive financial services include providing retail installment sales financing, loans, and leases, offering term loans to dealers, financing dealer floorplans and other lines of credit to dealers, fleet leasing, and vehicle remarketing services. We also offer vehicle service contracts and commercial insurance, primarily covering dealers’ wholesale vehicle inventories. We are a leading provider of vehicle service contracts, and maintenance coverages.

We have a longstanding relationship with General Motors Company (GM) and have developed strong relationships directly with GM-franchised dealers. We are a preferred financing provider to GM for incentivized retail loans. Our agreement with GM expires on December 31, 2013. Ally currently competes in the marketplace for all other parts of the business with GM dealers including wholesale financing, standard rate consumer financing, and leasing. In addition, through April 30, 2013, Ally acted as preferred financing provider to Chrysler Group LLC (Chrysler) (including Fiat) for incentivized retail loans. Ally expects to continue to play a significant role with GM and Chrysler dealers in the future as the dealer is Ally’s direct customer for the majority of business that is conducted.

We have further diversified our customer base by establishing agreements to become preferred financing providers with other vehicle manufacturers including, Thor Industries, Maserati, The Vehicle Production Group LLC, Forest River, and Mitsubishi Motors.

On June 9, 2013, Maserati provided us with notification of nonrenewal related to its agreement with us and as a result, the agreement will expire on June 8, 2014.

During 2010 our primary emphasis was on originating loans of higher credit tier borrowers. For this reason, our current operating results continue to reflect higher credit quality, lower yielding loans with lower credit loss experience. Ally however seeks to be a meaningful lender to a wide spectrum of borrowers. In 2010 we enhanced our risk management practices and efforts on risk-based pricing. We have gradually increased volumes in lower credit tiers in 2011 and 2012. We plan to continue to increase the proportion of our non-GM and Chrysler business, as we focus on maintaining and growing our dealer-customer base through our full suite of products, our dealer relationships, the scale of our platform, and our dealer-based incentive programs.

Our Insurance operations offer both consumer finance and insurance products sold primarily through the automotive dealer channel, and commercial insurance products sold to dealers. As part of our focus on offering dealers a broad range of consumer finance and insurance products, we provide vehicle service contracts, maintenance coverage, and Guaranteed Automobile Protection (GAP) products. We also underwrite selected commercial insurance coverage, which primarily insures dealers’ wholesale vehicle inventory in the United States.

Mortgage

Our ongoing Mortgage operations include the management of our held-for-investment mortgage portfolio. Our Mortgage operations also consist of noncore businesses that are winding down. On October 26, 2012, we announced that we had begun to explore strategic alternatives for our agency mortgage servicing rights (MSRs) portfolio and our business lending operations. On February 28, 2013, we sold our business lending operations to Walter Investment Management Corp. On April 16, 2013, we completed the sales of agency MSRs to Ocwen Financial Corp. and Quicken Loans, Inc. Refer to Note 27 to the Condensed Consolidated Financial Statements for further information. Also on April 17, 2013, we announced a decision to exit the correspondent lending channel and cease production of any new jumbo mortgage loans.

Residential Capital, LLC (ResCap) and certain of its wholly-owned subsidiaries (collectively, the Debtors), filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York on May 14, 2012. On May 14, 2013, AFI entered into the PSA with the Debtors, the Creditors’ Committee and certain creditors. See “Prospectus Summary—Recent Developments.”

Subsequent to the bankruptcy filing, ResCap announced the sale of certain assets to third parties. Upon the closing of those sales, we do not expect ResCap to continue to broker loans to us. This will primarily impact the production of loans within the Direct Lending channel, which are currently sourced exclusively from ResCap.

As the actions discussed continue to progress, we expect the level of loan production and mortgage-related assets (with the exception of mortgage loans held for investment), as well as the income before income tax expense from Mortgage operations, to decline.

Corporate and Other

Corporate and Other primarily consists of our centralized corporate treasury activities, such as management of the cash and corporate investment securities portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, the amortization of the discount associated with new debt issuances and bond exchanges, most notably from the December 2008 bond exchange, and the residual impacts of our corporate funds-transfer pricing (FTP) and treasury asset liability management (ALM) activities. Corporate and Other also includes our Commercial Finance Group, certain equity investments, overhead that was previously allocated to operations that have since been sold or classified as discontinued operations, and reclassifications and eliminations between the reportable operating segments. Our Commercial Finance Group provides senior secured commercial-lending products to primarily U.S.-based middle market companies.

The net financing revenue of our Automotive Finance and Mortgage operations includes the results of an FTP process that insulates these operations from interest rate volatility by matching assets and liabilities with similar interest rate sensitivity and maturity characteristics. The FTP process assigns charge rates to the assets and credit rates to the liabilities within our Automotive Finance and Mortgage operations, respectively, based on anticipated maturity and a benchmark index plus an assumed credit spread. The assumed credit spread represents the cost of funds for each asset class based on a blend of funding channels available to the enterprise, including unsecured and secured capital markets, private funding facilities, and deposits. In addition, a risk-based methodology, which incorporates each operations credit, market, and operational risk components is used to allocate equity to these operations.

Ally Bank

Ally Bank, our direct banking platform, provides us with a stable and diversified low-cost funding source. Our focus is on building a stable deposit base driven by our compelling brand and strong value proposition. Ally Bank raises deposits directly from customers through direct banking via the internet, telephone, mobile, and mail channels. Ally Bank has established a strong and growing retail banking franchise which is based on a promise of being straightforward, easy to use, and offering high-quality customer service. Ally Bank’s products and services are designed to develop long-term customer relationships and capitalize on the shift in consumer preference for direct banking.

Ally Bank offers a full spectrum of deposit product offerings, such as checking, savings, and certificates of deposit (CDs), as well as 48-month raise your rate CDs, IRA deposit products, Popmoney person-to-person transfer service, eCheck remote deposit capture, Ally Perks debit rewards program, and Mobile Banking. In addition, brokered deposits are obtained through third-party intermediaries. At March 31, 2013, Ally Bank had $49.5 billion of deposits, including $38.8 billion of retail deposits. The growth of our retail base from $7.2 billion at the end of 2008 to $38.8 billion at March 31, 2013, has enabled us to reduce our cost of funds during that period. The growth in deposits is primarily attributable to our retail deposits while our brokered deposits have remained at historical levels. Strong retention rates, reflecting the strength of the franchise, have materially contributed to our growth in retail deposits.

Funding and Liquidity

Our funding strategy largely focuses on the development of diversified funding sources which we manage across products, programs, markets, and investor groups. We fund our assets primarily with a mix of retail and brokered deposits, public and private asset-backed securitizations, asset sales, committed and uncommitted credit facilities and public unsecured debt.

The diversity of our funding sources enhances funding flexibility, limits dependence on any one source and results in a more cost-effective funding strategy over the long term. Throughout 2008 and 2009, the global credit markets experienced extraordinary levels of volatility and stress. As a result, access by market participants, including Ally, to the capital markets was significantly constrained and borrowing costs increased. In response, numerous government programs were established aimed at improving the liquidity position of U.S. financial services firms. After converting to a bank holding company in late 2008, we participated in several of the programs, including Temporary Liquidity Guaranty Program (TLGP), Term Auction Facility, and Term Asset-Backed Securities Loan Facility. Our diversification strategy and participation in these programs helped us to maintain sufficient liquidity during this period of financial distress to meet all maturing unsecured debt obligations and to continue our lending and operating activities. During 2012, we repaid the TLGP debt and the other programs were discontinued prior to 2012.

As part of our overall transformation from an independent financial services company to a bank holding company, we took actions to further diversify and develop more stable funding sources and, in particular, embarked upon initiatives to grow our consumer deposit-taking capabilities within Ally Bank. In addition, we began distinguishing our liquidity management strategies between bank funding and nonbank funding.

Maximizing bank funding continues to be the cornerstone of our long-term liquidity strategy. We have made significant progress in migrating assets to Ally Bank and growing our retail deposit base since becoming a bank holding company. Retail deposits provide a low-cost source of funds that are less sensitive to interest rate changes, market volatility or changes in our credit ratings than other funding sources. At March 31, 2013, deposit liabilities totaled $50.3 billion, which constituted 40% of our total funding. This compares to just 14% at December 31, 2008.

In addition to building a larger deposit base, we continue to remain active in the securitization markets to finance Ally Bank’s automotive loan portfolios. During 2012, we issued $11.8 billion in secured funding backed by retail automotive loans and leases as well as dealer floorplan automotive loans of Ally Bank. Continued structural efficiencies in securitizations combined with improving capital market conditions have resulted in a reduction in the cost of funds achieved through secured funding transactions, making them a very attractive source of funding. Additionally, for retail loans and leases, the term structure of the transaction locks in funding for a specified pool of loans and leases for the life of the underlying asset. Once a pool of retail automobile loans are selected and placed into a securitization, the underlying assets and corresponding debt amortize simultaneously resulting in committed and matched funding for the life of the asset. We manage the execution risk arising from secured funding by maintaining a diverse investor base and maintaining committed secured facilities.

As we have shifted our focus to migrating assets to Ally Bank and growing our bank funding capabilities, our reliance on parent company liquidity has consequently been reduced. Funding sources at the parent company generally consist of longer-term unsecured debt, private credit facilities, and asset-backed securitizations. In 2012, we issued over $3.6 billion of unsecured debt globally through several issuances. At December 31, 2012, we had $1.3 billion and $5.6 billion of outstanding unsecured long-term debt with maturities in 2013 and 2014, respectively. To fund these maturities, we expect to use existing pre-issued liquidity combined with maintaining an opportunistic approach to new issuance.

The strategies outlined above have allowed us to build and maintain a conservative liquidity position. Total available liquidity at the parent company was $15.6 billion and Ally Bank had $13.2 billion of available liquidity at December 31, 2012. Parent company liquidity is defined as our consolidated operations less Ally Bank and the subsidiaries of Ally Insurance’s holding company. At the same time, these strategies have also resulted in a cost of funds improvement of approximately 95 basis points since the first quarter of 2011. Looking forward, given our enhanced liquidity and capital position and generally improved credit ratings, we expect that our cost of funds will continue to improve over time.

Credit Strategy

We are a full spectrum automotive finance lender with most of our automotive loan originations underwritten within the prime-lending markets as we continue to prudently expand in nonprime markets.

During 2012, we continued to recognize improvement in our credit risk profile as a result of proactive credit risk initiatives that were taken in 2009 and 2010 and modest improvement in the overall economic environment. Additionally, we discontinued certain nonstrategic operations, mainly in our international businesses. Within our Automotive Finance operations, we exited certain underperforming dealer relationships. Within our Mortgage operations, we have taken action with the intent to significantly reduce or eliminate our mortgage-related activities with respect to the origination of conforming mortgage loans with the intent to sell into GSE-sponsored securitizations, the retention of mortgage servicing rights, and the extension of credit to third-party mortgage originators (warehouse lending).

During the year ended December 31, 2012, the credit performance of our portfolios remained strong overall as our asset quality trends within our automotive and mortgage portfolios were stable. Nonperforming loans continued to decline, benefiting from the deconsolidation of ResCap. Charge-offs also declined primarily due to recoveries in the commercial portfolio. Our provision for loan losses increased to $329 million in 2012 from $161 million in 2011 due to higher asset levels in the consumer and commercial automotive portfolios and our prudent expansion of underwriting strategy to originate volumes across a broader credit spectrum, which was significantly narrowed during the recession.

We continue to see signs of economic stabilization in the housing and vehicle markets, although our total credit portfolio will continue to be affected by sustained levels of high unemployment and continued uncertainty in the housing market.

Bank Holding Company and Treasury’s Investments

During 2008, and continuing into 2009, the credit, capital, and mortgage markets became increasingly disrupted. This disruption led to severe reductions in liquidity and adversely affected our capital position. As a result, Ally sought approval to become a bank holding company to obtain access to capital at a lower cost to remain competitive in our markets. On December 24, 2008, Ally and IB Finance Holding Company, LLC, the holding company of Ally Bank, were each approved as bank holding companies under the Bank Holding Company Act of 1956. At the same time, Ally Bank converted from a Utah-chartered industrial bank into a Utah-chartered commercial nonmember bank. Ally Bank as an FDIC-insured depository institution, is subject to the supervision and examination of the Federal Deposit Insurance Corporation (FDIC) and the Utah Department of Financial Institutions (UDFI). Ally Financial Inc. is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (FRB). We are required to comply with regulatory risk-based and leverage capital requirements, as well as various safety and soundness standards established by the FRB, and are subject to certain statutory restrictions concerning the types of assets or securities that we may own and the activities in which we may engage.

As one of the conditions to becoming a bank holding company, the FRB required several actions of Ally, including meeting a minimum amount of regulatory capital. In order to meet this requirement, Ally took several actions, the most significant of which were the execution of private debt exchanges and cash tender offers to purchase and/or exchange certain of our and our subsidiaries outstanding notes held by eligible holders for a combination of cash, newly issued notes of Ally, and in the case of certain of the offers, preferred stock. The transactions resulted in an extinguishment of all notes tendered or exchanged into the offers and the new notes and stock were recorded at fair value on the issue date. This resulted in a pretax gain on extinguishment of debt of $11.5 billion in 2008 and a corresponding increase to our capital levels. The gain included a $5.4 billion original issue discount representing the difference between the face value and the fair value of the new notes and is being amortized as interest expense over the term of the new notes. In addition, the U.S. Department of Treasury (Treasury) made an initial investment in Ally on December 29, 2008, pursuant to the Troubled Asset Relief Program (TARP) with a $5.0 billion purchase of Ally perpetual preferred stock with a total liquidation preference of $5.25 billion (Perpetual Preferred Stock).

On May 21, 2009, Treasury made a second investment of $7.5 billion in exchange for Ally’s mandatorily convertible preferred stock with a total liquidation preference of approximately $7.9 billion (Old MCP), which included a $4 billion investment to support our agreement with Chrysler to provide automotive financing to Chrysler dealers and customers and a $3.5 billion investment related to the FRB’s Supervisory Capital Assessment Program requirements. Shortly after this second investment, on May 29, 2009, Treasury acquired 35.36% of Ally common stock when it exercised its right to acquire 190,921 shares of Ally common stock from GM as repayment for an $884 million loan that Treasury had previously provided to GM.

On December 30, 2009, we entered into another series of transactions with Treasury under TARP, pursuant to which Treasury (i) converted 60 million shares of Old MCP (with a total liquidation preference of $3.0 billion) into 259,200 shares of additional Ally common stock; (ii) invested $1.25 billion in new Ally mandatorily convertible preferred stock with a total liquidation preference of approximately $1.3 billion (the New MCP); and (iii) invested $2.54 billion in new trust preferred securities with a total liquidation preference of approximately $2.7 billion (Trust Preferred Securities). At this time, Treasury also exchanged all of its Perpetual Preferred Stock and remaining Old MCP (following the conversion of Old MCP described above) into additional New MCP.

On December 30, 2010, Treasury converted 110 million shares of New MCP (with a total liquidation preference of approximately $5.5 billion) into 531,850 shares of additional Ally common stock. The conversion reduces dividends by approximately $500 million per year, assists with capital preservation, and is expected to improve profitability with a lower cost of funds.

On March 1, 2011, the Declaration of Trust and certain other documents related to the Trust Preferred Securities were amended, and all of the outstanding Trust Preferred Securities held by Treasury were designated

8.125% Fixed Rate / Floating Rate Trust Preferred Securities, Series 2. On March 7, 2011, Treasury sold 100% of the Series 2 Trust Preferred Securities in an offering registered with the SEC. Ally did not receive any proceeds from the sale.

Following the transactions described above, Treasury currently holds 73.78% of Ally common stock and approximately $5.9 billion in New MCP. As a result of its current common stock investment, Treasury is entitled to appoint six of the eleven total members of the Ally Board of Directors.

The following table summarizes the investments in Ally made by Treasury in 2008 and 2009.

	Investment type	Date	Cash investment	Warrants	Total
			($ in millions)
TARP	Preferred equity	December 29, 2008	$5,000	$250	$5,250
GM Loan Conversion (a)	Common equity	May 21, 2009	884	—	884
SCAP 1	Preferred equity (MCP)	May 21, 2009	7,500	375	7,875
SCAP 2	Preferred equity (MCP)	December 30, 2009	1,250	63	1,313
SCAP 2	Trust preferred securities	December 30, 2009	2,540	127	2,667

Total cash investments			$17,174	$815	$17,989

(a)	In January 2009, Treasury loaned $884 million to General Motors. In connection with that loan, Treasury acquired rights to exchange that loan for 190,921 shares. In May 2009, Treasury exercised that right.

The following table summarizes Treasury’s investment in Ally at December 31, 2012.

	December 31, 2012
	Book Value	Face Value
	($ in millions)
MCP (a)	$5,685	$5,938
Common equity (b)		73.78%

(a)	Reflects the exchange of face value of $5.25 billion of Perpetual Preferred Stock to MCP in December 2009 and the conversion of face value of $3.0 billion and $5.5 billion of MCP to common equity in December 2009 and December 2010, respectively.

(b)	Represents the current common equity ownership position by Treasury.

Discontinued Operations

During the three months ended March 31, 2013 and the years ended December 31, 2012, 2011, and 2010, we committed to dispose of certain operations of our Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group, and have classified these operations as discontinued. For all periods presented, all of the operating results for these operations have been removed from continuing operations. Refer to “Prospectus Summary—Recent Developments” and Note 2 to the Consolidated Financial Statements for more details. The MD&A has been adjusted to exclude discontinued operations unless otherwise noted.

Sales transactions for our Automotive Finance operations are expected to close in stages throughout 2013 and possibly 2014. It is anticipated that there could be significant gains or losses occurring during interim periods of 2013 as the various stages close. We believe that when all of the various stages are closed, we will realize a cumulative net gain on the sale of our Automotive Finance discontinued operations.

Primary Lines of Business

Dealer Financial Services, which includes our Automotive Finance and Insurance operations, and Mortgage are our primary lines of business. The following table summarizes the operating results excluding discontinued operations of each line of business. Operating results for each of the lines of business are more fully described in the sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations that follow.

	Three months ended March 31,
($ in millions)	2013	2012	Favorable/ (unfavorable) % change
Total net revenue (loss)
Dealer Financial Services
Automotive Finance operations	$855	$707	21
Insurance operations	320	350	(9)
Mortgage operations	15	174	(91)
Corporate and Other	(164)	(275)	40

Total	$1,026	$956	7

Income (loss) from continuing operations before income tax (benefit) expense
Dealer Financial Services
Automotive Finance operations	$343	$241	42
Insurance operations	61	100	(39)
Mortgage operations	(204)	63	n/m
Corporate and Other	(263)	(401)	34

Total	$(63)	$3	n/m

n/m = not meaningful

	Year ended December 31
($ in millions)	2012	2011	2010	Favorable/ (unfavorable) 2012-2011 % change	Favorable/ (unfavorable) 2011-2010 % change
Total net revenue (loss)
Dealer Financial Services
Automotive Finance operations	$3,149	$2,952	$3,421	7	(14)
Insurance operations	1,214	1,398	1,801	(13)	(22)
Mortgage operations	1,308	559	565	134	(1)
Corporate and Other	(1,206)	(1,497)	(2,042)	19	27

Total	$4,465	$3,412	$3,745	31	(9)

Income (loss) from continuing operations before income tax (benefit) expense
Dealer Financial Services
Automotive Finance operations	$1,389	$1,333	$1,757	4	(24)
Insurance operations	160	316	557	(49)	(43)
Mortgage operations	595	92	77	n/m	19
Corporate and Other	(1,630)	(1,918)	(2,628)	15	27

Total	$514	$(177)	$(237)	n/m	25

n/m = not meaningful

Consolidated Results of Operations

The following table summarizes our consolidated operating results excluding discontinued operations for the periods shown. Refer to the operating segment sections of this prospectus for a more complete discussion of operating results by line of business.

	Three months ended March 31,
($ in millions)	2013	2012	Favorable/ (unfavorable) % change
Net financing revenue
Total financing revenue and other interest income	$1,956	$1,716	14
Interest expense	881	1,060	17
Depreciation expense on operating lease assets	435	305	(43)

Net financing revenue	640	351	82
Other revenue
Net servicing (loss) income	(119)	16	n/m
Insurance premiums and service revenue earned	259	270	(4)
Gain on mortgage and automotive loans, net	38	20	90
Other gain on investments, net	51	89	(43)
Other income, net of losses	157	210	(25)

Total other revenue	386	605	(36)
Total net revenue	1,026	956	7
Provision for loan losses	131	98	(34)
Noninterest expense
Compensation and benefits expense	285	303	6
Insurance losses and loss adjustment expenses	115	98	(17)
Other operating expenses	558	454	(23)

Total noninterest expense	958	855	(12)
(Loss) income from continuing operations before income tax (benefit) expense	(63)	3	n/m
Income tax (benefit) expense from continuing operations	(123)	1	n/m

Net income from continuing operations	$60	$2	n/m

n/m = not meaningful

First Quarter 2013 Compared to First Quarter 2012

We earned net income from continuing operations of $60 million for the three months ended March 31, 2013, compared to $2 million for the three months ended March 31, 2012. Net income from continuing operations for the three months ended March 31, 2013, was favorably impacted by our Automotive Finance operations, primarily due to an increase in consumer automotive financing revenue related to growth in the retail loan and operating lease portfolios. Additional favorability for the three months ended March 31, 2013 was primarily the result of lower original issue discount (OID) amortization expense related to bond maturities and normal monthly amortization, and lower funding costs. The increase was partially offset by higher depreciation expense related to higher lease asset balances as a result of strong lease origination volume, higher representation and warranty expense driven by the terms of our MSRs portfolio sales agreements, and an increase in the provision for loan losses primarily resulting from the prudent expansion of our underwriting strategy to originate consumer automotive assets across a broader credit spectrum, which was significantly narrowed during the most recent economic recession.

Total financing revenue and other interest income increased $240 million for the three months ended March 31, 2013, compared to the same period in 2012. The increase resulted primarily from an increase in operating lease revenue and consumer financing revenue for our Automotive Finance operations driven primarily by an increase in consumer asset levels as a result of increased used vehicle automotive financing and higher automotive industry sales, as well as limited use of whole-loan sales as a funding source in recent periods. Additionally, we continue to maintain our nonprime origination volume across a broad credit spectrum. This increase was partially offset by lower mortgage loan production as a result of the shutdown of our warehouse lending operations and the wind-down of the consumer held-for-sale portfolio.

Interest expense decreased 17% for the three months ended March 31, 2013, compared to the same periods in 2012, primarily due to lower funding costs and a decrease in OID amortization expense. OID amortization expense decreased $51 million for the three months ended March 31, 2013, compared to the same period in 2012, due to bond maturities and normal monthly amortization.

Depreciation expense on operating lease assets increased 43% for the three months ended March 31, 2013, compared to the same period in 2012, primarily due to higher lease asset balances as a result of strong lease origination volume, partially offset by higher lease remarketing gains.

We incurred a net servicing loss of $119 million for the three months ended March 31, 2013, compared to net servicing income of $16 million for the same period in 2012. The decrease was primarily due to the valuation of our MSRs portfolio in conjunction with our agreement to sell the portfolio.

Insurance premiums and service revenue earned decreased 4% for the three months ended March 31, 2013, compared to the same period in 2012, primarily due to declining U.S. vehicle service contracts written in prior years when the automotive market was depressed.

Gain on mortgage and automotive loans increased $18 million for the three months ended March 31, 2013, compared to the same period in 2012. Due to the deconsolidation of ResCap following its bankruptcy filing, we began managing the execution of capital markets transactions, which resulted in us recording gains related to these transactions during the three months ended March 31, 2013.

Other gain on investments, net, was $51 million for the three months ended March 31, 2013, compared to $89 million for the same period in 2012. The decrease was primarily due to lower realized investment gains and the recognition of $8 million of other-than-temporary impairment on certain equity securities.

Other income, net of losses, decreased 25% for the three months ended March 31, 2013, compared to the same period in 2012. The decrease was primarily due to lower fee income and net origination revenue related to decreased consumer mortgage-lending production associated with government-sponsored refinancing programs.

The provision for loan losses was $131 million for the three months ended March 31, 2013, compared to $98 million for the same period in 2012. The increase was primarily due to the prudent expansion of our underwriting strategy to originate consumer automotive assets across a broader credit spectrum, which was significantly narrowed during the most recent economic recession.

Total noninterest expense increased 12% for the three months ended March 31, 2013, compared to the same period in 2012. The increase was primarily due to higher representation and warranty expense driven by the terms of our MSRs portfolio sales agreements and unseasonably high early spring hailstorms losses on our dealer inventory insurance products, partially offset by lower compensation and benefits expense primarily related to a decrease in headcount.

We recognized consolidated income tax benefit from continuing operations of $123 million for the three months ended March 31, 2013, compared to income tax expense of $1 million for the same period in 2012. The increase in income tax benefit was driven by the retroactive reinstatement of the active financing exception by the American Taxpayer Relief Act of 2012, and the release of valuation allowance related to the measurement of foreign tax credit carryforwards anticipated to be utilized in the future.

In calculating the continuing operations provision for income taxes, we apply an estimated annual effective tax rate to year-to-date ordinary income on an interim basis. Refer to Critical Accounting Estimates within MD&A and Note 1 to the Condensed Consolidated Financial Statements for further details.

	Year ended December 31,
($ in millions)	2012	2011	2010	Favorable/ (unfavorable) 2012-2011 % change	Favorable/ (unfavorable) 2011-2010 % change
Net financing revenue
Total financing revenue and other interest income	$7,342	$6,671	$7,156	10	(7)
Interest expense	4,052	4,606	4,832	12	5
Depreciation expense on operating lease assets	1,399	941	1,251	(49)	25

Net financing revenue	1,891	1,124	1,073	68	5
Other revenue
Net servicing income (loss)	405	91	(95)	n/m	196
Insurance premiums and service revenue earned	1,055	1,153	1,342	(8)	(14)
Gain on mortgage and automotive loans, net	379	229	587	66	(61)
Loss on extinguishment of debt	(148)	(64)	(124)	(131)	48
Other gain on investments, net	146	258	501	(43)	(49)
Other income, net of losses	737	621	461	19	35

Total other revenue	2,574	2,288	2,672	13	(14)
Total net revenue	4,465	3,412	3,745	31	(9)
Provision for loan losses	329	161	361	(104)	55
Noninterest expense
Compensation and benefits expense	1,106	993	1,087	(11)	9
Insurance losses and loss adjustment expenses	454	452	511	—	12
Other operating expenses	2,062	1,983	2,023	(4)	2

Total noninterest expense	3,622	3,428	3,621	(6)	5
Income (loss) from continuing operations before income tax (benefit) expense	514	(177)	(237)	n/m	25
Income tax (benefit) expense from continuing operations	(856)	42	97	n/m	57

Net income (loss) from continuing operations	$1,370	$(219)	$(334)	n/m	34

n/m = not meaningful

2012 Compared to 2011

We earned net income from continuing operations of $1.4 billion for the year ended December 31, 2012, compared to a net loss from continuing operations of $219 million for the year ended December 31, 2011. Net income from continuing operations for the year ended December 31, 2012, was favorably impacted by our Automotive Finance operations, primarily due to an increase in consumer automotive financing revenue related to growth in the retail loan and operating lease portfolios. Additional favorability for the year ended December 31, 2012 was primarily the result of a more favorable servicing asset valuation, net of hedge, compared to the same period in 2011, higher fee income and net origination revenue related to increased consumer mortgage-lending production associated with government-sponsored refinancing programs, higher net gains on the sale of mortgage loans, and lower original issue discount (OID) amortization expense related to bond maturities and normal monthly amortization. The increase was partially offset by higher provision for loan losses and lower investment income due to impairment related to certain investment securities that we do not plan on holding to recovery.

Total financing revenue and other interest income increased $671 million for the year ended December 31, 2012, compared to 2011. The increase resulted primarily from an increase in operating lease revenue and consumer financing revenue at our Automotive Finance operations driven primarily by an increase in consumer asset levels as a result of increased used vehicle automotive financing and higher automotive industry sales, as well as limited use of whole-loan sales as a funding source in recent periods. Additionally, we continue to prudently expand our nonprime origination volume. The increase was partially offset by a lower average yield mix as higher-rate Ally Bank mortgage loans run off.

Interest expense decreased 12% for the year ended December 31, 2012, compared to 2011. OID amortization expense decreased $576 million for the year ended December 31, 2012, compared to 2011, due to bond maturities and normal monthly amortization, as well as lower funding costs at our Mortgage operations.

Depreciation expense on operating lease assets increased 49% for the year ended December 31, 2012, compared to 2011, primarily due to higher lease asset balances as a result of strong lease origination volume and lower lease remarketing gains primarily due to lower lease remarketing volume. During the latter half of 2009, we re-entered the U.S. leasing market with targeted lease product offerings and have continued to expand lease volume since that time.

Net servicing income was $405 million for the year ended December 31, 2012, compared to $91 million in 2011. The increase was primarily due to the performance of the derivative servicing hedge as compared to a less favorable hedge performance in 2011, partially offset by lower servicing fees resulting from a lower unpaid principal balance of our MSR portfolio.

Insurance premiums and service revenue earned decreased 8% for the year ended December 31, 2012, compared to 2011, primarily due to declining U.S. vehicle service contracts written between 2007 and 2009 as a result of lower domestic vehicle sales volume.

Gain on mortgage and automotive loans increased 66% for the year ended December 31, 2012, compared to 2011. The increase was primarily due to higher consumer mortgage-lending production through our direct lending channel and margins associated with government-sponsored refinancing programs, higher margins on warehouse and correspondent lending due to decreased competition and more selective originations from these channels, and improved market gains on specified pooled loans.

Loss on extinguishment of debt increased $84 million for the year ended December 31, 2012, compared to the same period in 2011, primarily due to fees incurred related to the early termination of FHLB debt as a result of replacing our higher-cost long-term debt structure in favor of a lower-cost short-term FHLB debt structure.

Other gain on investments, net, was $146 million for the year ended December 31, 2012, compared to $258 million in 2011. The decrease was primarily due to the recognition of $61 million other-than-temporary impairment on certain equity securities in 2012 and lower realized investment gains.

Other income, net of losses, increased 19% for the year ended December 31, 2012, compared to 2011. The increase was primarily due to higher fee income and net origination revenue related to increased consumer mortgage-lending production associated with government-sponsored refinancing programs, partially offset by lower remarketing fee income from our Automotive Finance operations driven by lower remarketing volumes through our proprietary SmartAuction platform.

The provision for loan losses was $329 million for the year ended December 31, 2012, compared to $161 million in 2011. The increase was driven primarily by higher asset levels in the consumer automotive portfolio and our prudent expansion of underwriting strategy to originate volumes across a broader credit spectrum, which was significantly narrowed during the recession.

Total noninterest expense increased 6% for the year ended December 31, 2012, compared to 2011. The increase was primarily driven by higher representation and warranty expense resulting from the transfer of liability relating to Ally Bank’s sold and serviced loans that had previously been recorded at ResCap, and higher compensation and benefits expense due to an increase in functional services provided by ResCap through a Shared Services Agreement (SSA). Refer to Note 1 to the Consolidated Financial Statements for further details on the SSA.

We recognized consolidated income tax benefit from continuing operations of $856 million for the year ended December 31, 2012, compared to income tax expense of $42 million in 2011. In 2011, we had a full valuation allowance against our domestic net deferred tax assets and certain international net deferred tax assets. For the year ended December 31, 2012, our results from operations benefited from the release of U.S. federal and state valuation allowances and related effects on the basis of management’s reassessment of the amount of its deferred tax assets that are more likely than not to be realized. Refer to Note 23 to the Consolidated Financial Statements for further information.

2011 Compared to 2010

We incurred a net loss from continuing operations of $219 million for the year ended December 31, 2011, compared to a net loss from continuing operations of $334 million for the year ended December 31, 2010. Continuing operations for the year ended December 31, 2011, were favorably impacted by improvement in the servicing asset valuation, net of hedge, when compared to the year ended December 31, 2010, and lower provision for loan losses, partially offset by lower gains on the sale of loans and lower financing revenue related to a decrease in asset levels.

Total financing revenue and other interest income decreased by 7% for the year ended December 31, 2011, compared to 2010. Operating lease revenue and the related depreciation expense at our Automotive Finance operations declined due to a lower average operating lease portfolio balance as a result of our decision in late 2008 to significantly curtail leasing. Depreciation expense was also impacted by lower lease remarketing gains resulting from lower lease termination volumes. The decrease in our Mortgage operations resulted from a decline in average asset levels related to held-for-sale assets as well as lower held-for-investment portfolio balances. Partially offsetting the decrease was an increase in consumer financing revenue at our Automotive Finance operations driven primarily by an increase in consumer asset levels related to strong loan origination volume during 2010 and 2011 resulting primarily from higher automotive industry sales, increased used vehicle financing volume, and higher on-balance sheet retention.

Interest expense decreased 5% for the year ended December 31, 2011, compared to 2010, primarily as a result of a change in our funding mix with an increased amount of funding coming from deposit liabilities as well as favorable trends in the securitization markets.

Insurance premiums and service revenue earned decreased 14% for the year ended December 31, 2011, compared to 2010. The decrease was primarily driven by the sale of certain international insurance operations during the fourth quarter of 2010 and lower earnings from our U.S. vehicle service contracts written between 2007 and 2009 due to lower domestic vehicle sales volume.

Gain on mortgage and automotive loans decreased 61% for the year ended December 31, 2011, compared to 2010. The decrease was primarily due to lower margins on mortgage loan sales, a decrease in mortgage loan production, and the expiration of our automotive forward flow agreements during the fourth quarter of 2010. Favorability in net servicing income as a result of swap activity offset this decrease. Net servicing income was $91 million for the year ended December 31, 2011, compared to a net servicing loss of $95 million in 2010.

We incurred a loss on extinguishment of debt of $64 million for the year ended December 31, 2011, compared to a loss of $124 million for the year ended December 31, 2010. The activity in all periods related to the extinguishment of certain Ally debt, which included $50 million of accelerated amortization of original issue discount for 2011, compared to $101 million in 2010.

Other gain on investments was $258 million for the year ended December 31, 2011, compared to $501 million in 2010. The decrease was primarily due to lower realized investment gains on our Insurance operations investment portfolio.

Other income, net of losses, increased 35% for the year ended December 31, 2011, compared to 2010. The increase during 2011 was primarily due to the positive impact of a $121 million gain on the early settlement of a loss holdback provision related to certain historical automotive whole-loan forward flow agreements and a favorable change in the fair value option election adjustment.

The provision for loan losses was $161 million for the year ended December 31, 2011, compared to $361 million in 2010. The decrease during 2011 reflected improved credit quality of the overall portfolio as a result of the decision to curtail nonprime lending in 2009 and the continued runoff and improved loss performance of our Nuvell nonprime automotive financing portfolio.

Insurance losses and loss adjustment expenses decreased 12% for the year ended December 31, 2011, compared to 2010. The decrease was primarily due to lower frequency and severity experienced in our U.S. vehicle service contract business and the sale of certain international insurance operations during the fourth quarter of 2010, which was partially offset by higher weather-related losses in the United States on our dealer inventory insurance products.

Other operating expenses decreased 2% for the year ended December 31, 2011, compared to 2010, primarily as a result of lower insurance commissions expense and lower vehicle remarketing and repossession expense.

We recognized consolidated income tax expense of $42 million for the year ended December 31, 2011, compared to $97 million in 2010. For those respective periods, we had a full valuation allowance against our domestic net deferred tax assets and certain international net deferred tax assets. Accordingly, tax expense was driven by U.S. state income taxes in states where profitable subsidiaries are required to file separately from other loss companies in the group or where the use of prior losses is restricted, and foreign income taxes on pretax profits within foreign jurisdictions. The decrease in income tax expense for 2011, compared to 2010, was driven by increased foreign pretax losses.

Dealer Financial Services

Results for Dealer Financial Services are presented by reportable segment, which includes our Automotive Finance and Insurance operations.

Automotive Finance Operations

Results of Operations

The following table summarizes the operating results of our Automotive Finance operations excluding discontinued operations for the periods shown. The amounts presented are before the elimination of balances and transactions with our other reportable segments.

	Three months ended March 31,
($ in millions)	2013	2012	Favorable/ (unfavorable) % change
Net financing revenue
Consumer	$729	$661	10
Commercial	281	285	(1)
Loans held-for-sale	—	5	(100)
Operating leases	734	507	45
Other interest income	7	15	(53)

Total financing revenue and other interest income	1,751	1,473	19
Interest expense	543	538	(1)
Depreciation expense on operating lease assets	435	305	(43)

Net financing revenue	773	630	23
Other revenue
Servicing fees	19	30	(37)
Other income	63	47	34

Total other revenue	82	77	6
Total net revenue	855	707	21
Provision for loan losses	112	78	(44)
Noninterest expense
Compensation and benefits expense	113	108	(5)
Other operating expenses	287	280	(3)

Total noninterest expense	400	388	(3)
Income from continuing operations before income tax (benefit) expense	$343	$241	42

Total assets	$118,882	$119,081	—

First Quarter 2013 Compared to First Quarter 2012

Our Automotive Finance operations earned income before income tax expense of $343 million for the three months ended March 31, 2013, compared to $241 million for the three months ended March 31, 2012. Results for the three months ended March 31, 2013 were favorably impacted by higher consumer and operating lease revenues driven by growth in the retail loan and operating lease portfolios. These items were partially offset by higher provision for loan losses driven by the prudent expansion of our underwriting strategy to originate assets across a broader credit spectrum, which was significantly narrowed during the most recent economic recession.

Consumer financing revenue increased 10% for the three months ended March 31, 2013, compared to the same period in 2012, due to an increase in U.S. consumer asset levels driven by growth in the used vehicle portfolio as well as limited use of whole-loan sales as a funding source in recent periods; however, our GM and Chrysler penetration levels for new retail automotive loans were lower than those in 2012. The increase in consumer revenue from volume was partially offset by lower yields as a result of the competitive market environment for automotive financing.

Operating lease revenue increased 45% for the three months ended March 31, 2013, compared to the same period in 2012, primarily due to higher lease asset balances as a result of strong origination volume.

Depreciation expense on operating lease assets increased 43% for the three months ended March 31, 2013, compared to the same period in 2012, primarily due to higher lease asset balances as a result of strong lease origination volume, partially offset by higher lease remarketing gains.

Servicing fee income decreased 37% for the three months ended March 31, 2013, compared to the same period in 2012, due to lower levels of off-balance sheet retail serviced assets.

Other income increased 34% for the three months ended March 31, 2013, compared to the same period in 2012, primarily due to a one-time fee earned from a vendor that did not occur during the three months ended March 31, 2012.

The provision for loan losses was $112 million for the three months ended March 31, 2013, compared to $78 million for the same period in 2012. The increase was primarily due to the prudent expansion of our underwriting strategy to originate consumer automotive assets across a broader credit spectrum, which was significantly narrowed during the most recent economic recession.

	Year ended December 31,
($ in millions)	2012	2011	2010	Favorable/ (unfavorable) 2012-2011 % change	Favorable/ (unfavorable) 2011-2010 % change
Net financing revenue
Consumer	$2,827	$2,411	$1,953	17	23
Commercial	1,152	1,134	1,210	2	(6)
Loans held-for-sale	15	5	112	n/m	(96)
Operating leases	2,379	1,929	2,579	23	(25)
Other interest income	52	92	109	(43)	(16)
Total financing revenue and other interest income	6,425	5,571	5,963	15	(7)
Interest expense	2,199	2,100	2,011	(5)	(4)
Depreciation expense on operating lease assets	1,399	941	1,255	(49)	25

Net financing revenue	2,827	2,530	2,697	12	(6)
Other revenue
Servicing fees	109	161	227	(32)	(29)
Gain on automotive loans, net	41	48	248	(15)	(81)
Other income	172	213	249	(19)	(14)

Total other revenue	322	422	724	(24)	(42)
Total net revenue	3,149	2,952	3,421	7	(14)
Provision for loan losses	253	89	260	(184)	66
Noninterest expense
Compensation and benefits expense	416	395	352	(5)	(12)
Other operating expenses	1,091	1,135	1,052	4	(8)

Total noninterest expense	1,507	1,530	1,404	2	(9)
Income before income tax expense	$1,389	$1,333	$1,757	4	(24)

Total assets	$128,411	$112,591	$97,961	14	15

n/m = not meaningful

2012 compared to 2011

Our Automotive Finance operations earned income before income tax expense of $1.4 billion for the year ended December 31, 2012, compared to $1.3 billion for the year ended December 31, 2011. Results for the year ended December 31, 2012 were favorably impacted by higher consumer and operating lease revenues driven by growth in the retail loan and operating lease portfolios. These items were partially offset by higher provision for loan losses, lower operating lease remarketing gains due primarily to lower remarketing volume, lower servicing fees, and lower income generated from lease remarketing.

Consumer financing revenue increased 17% for the year ended December 31, 2012, compared to 2011, due to an increase in consumer asset levels driven by limited use of whole-loan sales as a funding source in recent periods, increased volumes of used vehicle automotive financing, and higher automotive industry sales; however, our GM and Chrysler penetration levels for new retail automotive loans were lower than those in 2011. Additionally, we continue to prudently expand our nonprime origination volume. The increase in consumer revenue from volume was partially offset by lower yields as a result of the competitive market environment for automotive financing.

Commercial financing revenue increased $18 million for the year ended December 31, 2012, compared to 2011. The increase was primarily driven by higher commercial loan balances due to growth in our wholesale dealer floorplan lending and dealer loan portfolio, partially offset by lower yields as a result of competitive markets for automotive commercial financing.

Operating lease revenue increased 23% for the year ended December 31, 2012, compared to 2011, primarily due to higher lease asset balances as a result of strong origination volume.

Interest expense increased $99 million for the year ended December 31, 2012, compared to 2011. The increase was primarily due to higher levels of earning assets, primarily as a result of growth in the retail loan and lease portfolios.

Depreciation expense on operating lease assets increased 49% for the year ended December 31, 2012, compared to 2011, primarily due to higher lease asset balances as a result of strong lease origination volume and lower lease remarketing gains primarily due to lower lease remarketing volume.

Servicing fee income decreased 32% for the year ended December 31, 2012, compared to 2011, due to lower levels of off-balance sheet retail serviced assets.

Gains on the sale of automotive loans were $41 million for the year ended December 31, 2012, compared to $48 million for 2011. We sold approximately $2.5 billion of retail automotive loans during 2012 compared to approximately $2.8 billion during 2011. While we continue to opportunistically utilize whole-loan sales as a source of funding, we have primarily focused on securitization and deposit-based funding sources.

Other income decreased 19% for the year ended December 31, 2012, compared to 2011, primarily due to lower remarketing fee income driven by lower remarketing volumes through our proprietary SmartAuction platform.

The provision for loan losses was $253 million for the year ended December 31, 2012, compared to $89 million in 2011. The increase was primarily due to continued growth in the consumer portfolio and our prudent expansion of underwriting strategy to originate volumes across a broader credit spectrum, which was significantly narrowed during the recession.

2011 Compared to 2010

Our Automotive Finance operations earned income before income tax expense of $1.3 billion for the year ended December 31, 2011, compared to $1.8 billion for the year ended December 31, 2010. Results for the year ended December 31, 2011, were primarily driven by less favorable remarketing results in our operating lease portfolio due primarily to lower lease terminations and the absence of gains on the sale of automotive loans due to the expiration of our forward flow agreements during the fourth quarter of 2010. These declines were partially offset by increased consumer financing revenue driven by strong loan origination volume related primarily to improvement in automotive industry sales, the growth in used vehicle financing volume, and a lower loan loss provision due to an improved credit mix and improved consumer credit performance.

Consumer financing revenue increased 23% for the year ended December 31, 2011, compared to 2010, due to an increase in consumer asset levels primarily related to strong loan origination volume during 2010 and 2011 resulting primarily from higher automotive industry sales, increased used vehicle financing volume, and higher on-balance sheet retention. Additionally, we continue to prudently expand our nonprime origination volume and introduce innovative finance products to the marketplace. The increase in consumer revenue was partially offset by lower yields as a result of an increasingly competitive market environment and a change in the consumer asset mix, including the runoff of the higher-yielding Nuvell nonprime automotive financing portfolio.

Loans held-for-sale financing revenue decreased $107 million for the year ended December 31, 2011, compared to 2010, due to the expiration of whole-loan forward flow agreements during the fourth quarter of 2010. Subsequent to the expiration of these agreements, consumer loan originations have largely been retained on-balance sheet utilizing deposit funding from Ally Bank and on-balance sheet securitization transactions.

Operating lease revenue decreased 25% for the year ended December 31, 2011, compared to 2010. Operating lease revenue and depreciation expense declined due to a lower average operating lease portfolio balance. Depreciation expense was also impacted by lower remarketing gains due primarily to a decline in lease termination volume. In 2008 and 2009, we significantly curtailed our lease product offering in the United States. During the latter half of 2009, we re-entered the U.S. leasing market with targeted lease product offerings and have continued to expand lease volume since that time.

Servicing fee income decreased $66 million for the year ended December 31, 2011, compared to 2010, due to lower levels of off-balance sheet retail serviced assets driven by a reduction of new whole-loan sales subsequent to the expiration of our forward flow agreements in the fourth quarter of 2010.

Net gain on automotive loans decreased $200 million for the year ended December 31, 2011, compared to 2010, primarily due to the expiration of whole-loan forward flow agreements during the fourth quarter of 2010.

The provision for loan losses was $89 million for the year ended December 31, 2011, compared to $260 million in 2010. The decrease was primarily due to improved credit quality that drove improved loss performance in the consumer loan portfolio and continued strength in the used vehicle market, partially offset by continued growth in the consumer loan portfolio.

Automotive Finance Operations

Our Automotive Finance operations provide automotive financing services to consumers and automotive dealers. For consumers, we provide retail financing and leasing for new and used vehicles, and through our commercial automotive financing operations, we fund dealer purchases of new and used vehicles through wholesale or floorplan financing.

Consumer Automotive Financing

Historically, we have provided two basic types of financing for new and used vehicles: retail installment sale contracts (retail contracts) and lease contracts. In most cases, we purchase retail contracts and leases for new and used vehicles from dealers when the vehicles are purchased or leased by consumers. Our consumer automotive financing operations generate revenue through finance charges or lease payments and fees paid by customers on the retail contracts and leases. In connection with lease contracts, we also recognize a gain or loss on the remarketing of the vehicle at the end of the lease.

The amount we pay a dealer for a retail contract is based on the negotiated purchase price of the vehicle and any other products, such as service contracts, less any vehicle trade-in value and any down payment from the consumer. Under the retail contract, the consumer is obligated to make payments in an amount equal to the purchase price of the vehicle (less any trade-in or down payment) plus finance charges at a rate negotiated between the consumer and the dealer. In addition, the consumer is also responsible for charges related to past-due payments. When we purchase the contract, it is normal business practice for the dealer to retain some portion of the finance charge as income for the dealership. Our agreements with dealers place a limit on the amount of the finance charges they are entitled to retain. Although we do not own the vehicles we finance through retail contracts, we hold a perfected security interest in those vehicles.

With respect to consumer leasing, we purchase leases (and the associated vehicles) from dealerships. The purchase price of consumer leases is based on the negotiated price for the vehicle less any vehicle trade-in and any down payment from the consumer. Under the lease, the consumer is obligated to make payments in amounts equal to the amount by which the negotiated purchase price of the vehicle (less any trade-in value or down payment) exceeds the contract residual value (including residual support) of the vehicle at lease termination, plus lease charges. The consumer is also generally responsible for charges related to past due payments, excess mileage, excessive wear and tear, and certain disposal fees where applicable. When the lease contract is entered into, we estimate the residual value of the leased vehicle at lease termination. At contract inception, we generally determine the projected residual values based on independent data, including independent guides of vehicle residual values, and analysis. These projected values may be upwardly adjusted as a marketing incentive if the manufacturer considers above-market residual support necessary to encourage consumers to lease vehicles. To the extent the actual residual value of the vehicle, as reflected in the sales proceeds received upon remarketing at lease termination, is less than the expected residual value for the vehicle at lease inception, we incur additional depreciation expense and/or a loss on the lease transaction.

Our standard U.S. leasing plan, SmartLease, requires a monthly payment by the consumer. We also offer an alternative leasing plan, SmartLease Plus, that requires one up-front payment of all lease amounts at the time the consumer takes possession of the vehicle.

During 2011, we introduced the Ally Buyer’s Choice product on new GM and Chrysler vehicles to select states in the United States. The Ally Buyer’s Choice financing product allows customers to own their vehicle with a fixed rate and payment with the option to sell it to us at a pre-determined point during the contract term and at a pre-determined price.

Consumer leases are operating leases; therefore, credit losses on the operating lease portfolio are not as significant as losses on retail contracts because lease credit losses are primarily limited to payments and assessed fees. Since some of these fees are not assessed until the vehicle is returned, these losses on the lease portfolio are correlated with lease termination volume. U.S. operating lease accounts past due over 30 days represented 0.73% and 0.66% of the total portfolio at December 31, 2012 and 2011, respectively.

With respect to all financed vehicles, whether subject to a retail contract or a lease contract, we require that property damage insurance be obtained by the consumer. In addition, for lease contracts, we require that bodily injury, collision, and comprehensive insurance be obtained by the consumer.

Total consumer financing revenue of our Automotive Finance operations was $2.8 billion, $2.4 billion, and $2.0 billion in 2012, 2011, and 2010, respectively.

Consumer Automotive Financing Volume

The following table summarizes our new and used vehicle consumer financing volume, including lease, and our share of consumer sales in the United States.

	Consumer automotive financing volume		% Share of consumer sales
Three months ended March 31, (units in thousands)	2013	2012	2013	2012
GM new vehicles	151	141	31	31
Chrysler new vehicles	71	77	24	28
Other non-GM / Chrysler new vehicles	19	20
Used vehicles	126	138

Total consumer automotive financing volume	367	376

Consumer automotive financing decreased slightly during the three months ended March 31, 2013, compared to the same period in 2012, primarily due to lower used vehicle origination volume as a result of more competition within the automotive finance market due to the performance of automotive finance assets relative to other asset classes during the 2008 economic downturn. The decrease was partially offset by an increase in GM new vehicle originations resulting from stronger lease volume.

	Consumer automotive financing volume			% Share of consumer sales
Year ended December 31, (units in thousands)	2012	2011	2010	2012	2011	2010
GM new vehicles	579	707	596	30	38	38
Chrysler new vehicles	315	304	302	26	32	45
Other non-GM / Chrysler new vehicles	81	68	33
Used vehicles	485	466	255

Total consumer automotive financing volume	1,460	1,545	1,186

The decline in consumer automotive financing volume in 2012, compared to 2011, was primarily driven by lower retail penetration at both GM and Chrysler in the United States. Additionally, both used and non-GM/Chrysler originations were higher due to the continued strategic focus within these markets. We continue to increase our focus on used vehicle financing, primarily through franchised dealers. The decrease in GM and Chrysler penetration during the year ended December 31, 2012 was primarily due to the market for automotive financing growing more competitive as more consumers are financing their vehicle purchases and as more competitors continue to enter this market as a result of how well automotive finance assets generally performed relative to other asset classes during the 2008 economic downturn.

Manufacturer Marketing Incentives

Automotive manufacturers may elect to sponsor incentive programs (on both retail contracts and leases) by supporting finance rates below the standard market rates at which we purchase retail contracts. These marketing incentives are also referred to as rate support or subvention. When automotive manufacturers utilize these marketing incentives, we are compensated at contract inception for the present value of the difference between the customer rate and our standard rates. For retail loans, we defer and recognize this amount as a yield adjustment over the life of the contract. For lease contracts, this payment reduces our cost basis in the underlying lease asset.

Automotive manufacturers may also provide incentives on leased vehicles by supporting an above-market residual value, referred to as residual support, to encourage consumers to lease vehicles. Residual support results in a lower monthly lease payment for the consumer. While we are compensated by the manufacturer at the time of lease origination to raise the contract residual, we may bear the risk of loss to the extent the value of the leased vehicle upon remarketing is below the contract residual value of the vehicle at the time the lease contract is signed. Under certain residual support programs, the automotive manufacturer may reimburse us to the extent remarketing sales proceeds are less than the residual value set forth in the lease contract and no greater than our standard residual rates that would have otherwise been applied. To the extent remarketing sales proceeds are more than the contract residual at termination, we may reimburse the automotive manufacturer for a portion of the higher residual value.

Under what we refer to as pull-ahead programs, consumers may be encouraged by the manufacturer to terminate leases early in conjunction with the acquisition of a new vehicle. As part of these programs, we waive all or a portion of the customer’s remaining payment obligation. Under most programs, the automotive manufacturer compensates us for a portion of the foregone revenue from the waived payments that are offset partially to the extent that our remarketing sales proceeds are higher than otherwise would be realized if the vehicle had been remarketed at lease contract maturity.

We are currently party to an agreement with GM pursuant to which GM initially agreed to offer all vehicle financing incentives to customers through Ally. However, the agreement, which was originally entered into in November 2006, provides for annual reductions in the percentage of financing subvention programs that GM is required to provide through Ally, and currently applies to a limited percentage. The agreement expires on December 31, 2013.

Historically, we were also party to an agreement to make available automotive financing products and services to Chrysler dealers and customers. We provided dealer financing and services and retail financing to qualified Chrysler dealers and customers as we deemed appropriate according to our credit policies and in our sole discretion, and Chrysler was obligated to use Ally for a designated minimum threshold percentage of Chrysler retail financing subvention programs. On April 25, 2012, Chrysler provided us with notification of nonrenewal related to this agreement and as a result, the agreement expired on April 30, 2013.

The following table presents the total U.S. consumer origination dollars and percentage mix by product type.

	Consumer automotive financing originations		% Share of originations
Three months ended March 31, ($ in millions)	2013	2012	2013	2012
GM new vehicles
New retail standard	$1,496	$1,597	15	16
New retail subvented	1,291	1,746	13	18
Lease	1,883	1,039	19	11

Total GM new vehicle originations	4,670	4,382

Chrysler new vehicles
New retail standard	1,046	1,078	11	11
New retail subvented	231	506	3	5
Lease	789	561	8	6

Total Chrysler new vehicle originations	2,066	2,145

Other new retail vehicles	508	542	5	5
Other lease	38	20	1	1
Used vehicles	2,450	2,638	25	27

Total consumer automotive financing originations	$9,732	$9,727

During the three months ended March 31, 2013, total new GM vehicle originations increased, compared to the same period in 2012, due to stronger lease volume, partially offset by lower new retail volume. Chrysler new retail contracts decreased primarily as a result of lower retail penetration at Chrysler due to our shift in focus towards non-subvented business. Other lease originations were higher due to the continued strategic focus within the non-GM/non-Chrysler market, and used origination dollars decreased at a lower pace than used vehicle origination volume as a result of strong used vehicle values.

	Consumer automotive financing originations			% Share of consumer sales
Year ended December 31, ($ in billions)	2012	2011	2010	2012	2011	2010
GM new vehicles
New retail standard	$6,230	$9,009	$8,460	16	23	27
New retail subvented	5,960	6,734	6,532	15	17	21
Lease	5,919	5,075	2,954	15	13	9

Total GM new vehicle originations	18,109	20,818	17,946

Chrysler new vehicles
New retail standard	4,431	4,062	3,324	12	10	11
New retail subvented	1,971	2,454	3,893	5	6	12
Lease	2,380	2,165	891	6	5	3

Total Chrysler new vehicle originations	8,782	8,681	8,108

Other new retail vehicles	2,178	1,684	736	6	4	2
Other lease	93	76	43	—	—	—
Used vehicles	9,581	8,990	4,736	25	22	15

Total consumer automotive financing originations	$38,743	$40,249	$31,569

At December 31, 2012, the percentage of U.S. new retail contracts acquired that included rate subvention from GM and Chrysler decreased as a percentage of total U.S. new retail contracts compared to 2011, primarily driven by lower retail penetration at both GM and Chrysler in the United States as a result of the continued evolution of our business model. Additionally, both used and non-GM/Chrysler originations were higher due to the continued strategic focus within these markets. We continue to increase our focus on used vehicle financing, primarily through franchised dealers. The fragmented used vehicle financing market provides an attractive opportunity that we believe will further expand and support our dealer relationships and increase our volume of retail loan originations.

Servicing

We have historically serviced all retail contracts and leases we retained on-balance sheet. We historically sold a portion of the retail contracts we originated and retained the right to service and earn a servicing fee for our servicing functions. Ally Servicing LLC, a wholly owned subsidiary, performs most servicing activities for U.S. retail contracts and consumer automobile leases.

Servicing activities consist largely of collecting and processing customer payments, responding to customer inquiries such as requests for payoff quotes, processing customer requests for account revisions (such as payment extensions and rewrites), maintaining a perfected security interest in the financed vehicle, monitoring vehicle insurance coverage, and disposing of off-lease vehicles. Servicing activities are generally consistent for our Automotive Finance operations; however, certain practices may be influenced by local laws and regulations.

Our U.S. customers have the option to receive monthly billing statements to remit payment by mail or through electronic fund transfers, or to establish online web-based account administration through the Ally Account Center. Customer payments are processed by regional third-party processing centers that electronically transfer payment data to customers’ accounts.

Servicing activities also include initiating contact with customers who fail to comply with the terms of the retail contract or lease, typically via telephone or sending a reminder notice, when an account becomes 3 to 15 days past due. Accounts that become 30 to 45 days past due are transferred to special collection teams that track accounts more closely. The nature and timing of these activities depend on the repayment risk of the account.

During the collection process, we may offer a payment extension to a customer experiencing temporary financial difficulty. A payment extension enables the customer to delay monthly payments for 30, 60, or 90 days, thereby deferring the maturity date of the contract by the period of delay. Extensions granted to a customer typically do not exceed 90 days in the aggregate during any 12-month period or 180 days in aggregate over the life of the contract. During the deferral period, we continue to accrue and collect interest on the contract as part of the deferral agreement. If the customer’s financial difficulty is not temporary and management believes the customer could continue to make payments at a lower payment amount, we may offer to rewrite the remaining obligation, extending the term and lowering the monthly payment obligation. In those cases, the principal balance generally remains unchanged while the interest rate charged to the customer generally increases. Extension and rewrite collection techniques help mitigate financial loss in those cases where management believes the customer will recover from financial difficulty and resume regularly scheduled payments or can fulfill the obligation with lower payments over a longer period. Before offering an extension or rewrite, collection personnel evaluate and take into account the capacity of the customer to meet the revised payment terms. Generally, we do not consider extensions that fall within our policy guidelines to represent more than an insignificant delay in payment and, therefore, they are not considered Troubled Debt Restructurings (TDRs). Although the granting of an extension could delay the eventual charge-off of an account, typically we are able to repossess and sell the related collateral, thereby mitigating the loss. As an indication of the effectiveness of our consumer credit practices, of the total amount outstanding in the U. S. traditional retail portfolio at December 31, 2009, only 7.5% of the extended or rewritten balances were subsequently charged off through December 31, 2012. A three-year period was utilized for this analysis as this approximates the weighted average remaining term of the portfolio. At December 31, 2012, 7.6% of the total amount outstanding in the servicing portfolio had been granted an extension or was rewritten.

Subject to legal considerations, in the United States we normally begin repossession activity once an account becomes greater than 60-days past due. Repossession may occur earlier if management determines the customer is unwilling to pay, the vehicle is in danger of being damaged or hidden, or the customer voluntarily surrenders the vehicle. Approved third-party repossession firms handle repossessions. Normally the customer is given a period of time to redeem the vehicle by paying off the account or bringing the account current. If the vehicle is not redeemed, it is sold at auction. If the proceeds do not cover the unpaid balance, including unpaid earned finance charges and allowable expenses, the resulting deficiency is charged off. Asset recovery centers pursue collections on accounts that have been charged off, including those accounts where the vehicle was repossessed, and skip accounts where the vehicle cannot be located.

At December 31, 2012 and 2011, our total consumer automotive serviced portfolio was $75.3 billion and $85.5 billion, respectively, compared to our consumer automotive on-balance sheet portfolio of $67.3 billion and $73.2 billion at December 31, 2012 and 2011, respectively. Refer to Note 11 to the Consolidated Financial Statements for further information regarding servicing activities.

Remarketing and Sales of Leased Vehicles

When we acquire a consumer lease, we assume ownership of the vehicle from the dealer. Neither the consumer nor the dealer is responsible for the value of the vehicle at the time of lease termination. When vehicles are not purchased by customers or the receiving dealer at scheduled lease termination, the vehicle is returned to us for remarketing through an auction. We generally bear the risk of loss to the extent the value of a leased vehicle upon remarketing is below the contract residual value determined at the time the lease contract is signed. Automotive manufacturers may share this risk with us for certain leased vehicles, as described previously under Manufacturer Marketing Incentives.

Our methods of vehicle sales in the United States at lease termination primarily include the following:

•

Sale to dealer—After the lessee declines an option to purchase the off-lease vehicle, the dealer who accepts the returned off-lease vehicle has the opportunity to purchase the vehicle directly from us at a price we define.

•

Internet auctions—Once the lessee and dealer decline their option to purchase, we offer off-lease vehicles to dealers and certain other third parties in the United States through our proprietary internet site (SmartAuction). This internet sales program maximizes the net sales proceeds from off-lease vehicles by reducing the time between vehicle return and ultimate disposition, reducing holding costs, and broadening the number of prospective buyers. We maintain the internet auction site, set the pricing floors on vehicles, and administer the auction process. We earn a service fee for every vehicle sold through SmartAuction, which, in 2012, was 221,000 vehicles.

•

Physical auctions—We dispose of our off-lease vehicles not purchased at termination by the lease consumer or dealer or sold on an internet auction through traditional official manufacturer-sponsored auctions. We are responsible for handling decisions at the auction including arranging for inspections, authorizing repairs and reconditioning, and determining whether bids received at auction should be accepted.

Commercial Automotive Financing

Automotive Wholesale Dealer Financing

One of the most important aspects of our dealer relationships is supporting the sale of vehicles through wholesale or floorplan financing. We primarily support automotive finance purchases by dealers of new and used vehicles manufactured or distributed before sale or lease to the retail customer. Wholesale automotive financing represents the largest portion of our commercial financing business and is the primary source of funding for dealers’ purchases of new and used vehicles. During 2012, we financed an average commercial wholesale floorplan receivables balance of $15.3 billion of new GM vehicles, representing a 71% share of GM’s U.S. dealer inventory. We also financed an average of $6.7 billion of new Chrysler vehicles representing a 58% share of Chrysler’s U.S dealer inventory. In addition, we financed an average of $2.2 billion of new non-GM/Chrysler vehicles and $3.0 billion of used vehicles.

Wholesale credit is arranged through lines of credit extended to individual dealers. In general, each wholesale credit line is secured by all vehicles and typically by other assets owned by the dealer or the operator’s or owner’s personal guarantee. As part of our floorplan financing arrangement, we typically require repurchase agreements with the automotive manufacturer to repurchase new vehicle inventory under certain circumstances. The amount we advance to dealers is equal to 100% of the wholesale invoice price of new vehicles, which includes destination and other miscellaneous charges, and a price rebate, known as a holdback, from the manufacturer to the dealer in varying amounts stated as a percentage of the invoice price. Interest on wholesale automotive financing is generally payable monthly. Most wholesale automotive financing is structured to yield interest at a floating rate indexed to the Prime Rate. The rate for a particular dealer is based on, among other things, competitive factors, the amount and status of the dealer’s creditworthiness, and various incentive programs.

Under the terms of the credit agreement with the dealer, we may demand payment of interest and principal on wholesale credit lines at any time; however, unless we terminate the credit line or the dealer defaults or the risk and exposure warrant, we generally require payment of the principal amount financed for a vehicle upon its sale or lease by the dealer to the customer.

Total commercial wholesale revenue of our Automotive Finance operations was $999 million, $976 million, and $909 million in 2012, 2011, and 2010, respectively.

Commercial Wholesale Financing Volume

The following table summarizes the average balances of our commercial wholesale floorplan finance receivables of new and used vehicles and share of dealer inventory in the United States.

	Average balance		% Share of dealer inventory
Three months ended March 31, ($ in millions)	2013	2012	2013	2012
GM new vehicles (a)	$16,291	$14,266	69	72
Chrysler new vehicles (a)	7,211	6,589	54	62
Other non-GM / Chrysler new vehicles	2,541	2,153
Used vehicles	3,052	2,977

Total commercial wholesale finance receivables	$29,095	$25,985

(a)	Share of dealer inventory based on a 4 month average of dealer inventory (excludes in-transit units).

Commercial wholesale financing average volume increased during the three months ended March 31, 2013, compared to the same period in 2012, primarily due to growing dealer inventories required to support increasing automobile sales. GM and Chrysler wholesale penetration decreased during the three months ended March 31, 2013, compared to the same period in 2012, as a result of increased competition in the wholesale marketplace.

	Average balance			% Share of dealer inventory
Year ended December 31, ($ in millions)	2012	2011	2010	2012	2011	2010
GM new vehicles (a)	$15,331	$13,407	$10,941	71	78	82
Chrysler new vehicles (a)	6,693	6,228	4,665	58	67	72
Other non-GM / Chrysler new vehicles	2,230	1,844	1,704
Used vehicles	2,985	2,920	2,727

Total commercial wholesale finance receivables	$27,239	$24,399	$20,037

(a)	Share of dealer inventory based on a 13 month average of dealer inventory (excludes in-transit units).

Commercial wholesale financing average volume increased during 2012, compared to 2011, primarily due to growing dealer inventories required to support increasing automobile sales. GM and Chrysler wholesale penetration decreased during 2012, compared to 2011, as a result of increased competition in the wholesale marketplace.

Other Commercial Automotive Financing

We also provide other forms of commercial financing for the automotive industry including automotive dealer term loans and automotive fleet financing. Automotive dealer term loans are loans that we make to dealers to finance other aspects of the dealership business. These loans are typically secured by real estate, other dealership assets, and are personally guaranteed by the individual owners of the dealership. Automotive fleet financing may be obtained by dealers, their affiliates, and other companies and be used to purchase vehicles, which they lease or rent to others.

Servicing and Monitoring

We service all of the wholesale credit lines in our portfolio and the wholesale automotive finance receivables that we have securitized. A statement setting forth billing and account information is distributed on a monthly basis to each dealer. Interest and other nonprincipal charges are billed in arrears and are required to be paid immediately upon receipt of the monthly billing statement. Generally, dealers remit payments to us through wire transfer transactions initiated by the dealer through a secure web application.

Dealers are assigned a risk rating based on various factors, including capital sufficiency, operating performance, financial outlook, and credit and payment history. The risk rating affects the amount of the line of credit, the determination of further advances, and the management of the account. We monitor the level of borrowing under each dealer’s account daily. When a dealer’s balance exceeds the credit line, we may temporarily suspend the granting of additional credit or increase the dealer’s credit line or take other actions following evaluation and analysis of the dealer’s financial condition and the cause of the excess.

We periodically inspect and verify the existence of dealer vehicle inventories. The timing of the verifications varies, and ordinarily no advance notice is given to the dealer. Among other things, verifications are intended to determine dealer compliance with the financing agreement and confirm the status of our collateral.

Insurance Operations

Results of Operations

The following table summarizes the operating results of our Insurance operations excluding discontinued operations for the periods shown. The amounts presented are before the elimination of balances and transactions with our other reportable segments.

	Three months ended March 31,
($ in millions)	2013	2012	Favorable/ (unfavorable) % change
Insurance premiums and other income
Insurance premiums and service revenue earned	$259	$270	(4)
Investment income	58	73	(21)
Other income	3	7	(57)

Total insurance premiums and other income	320	350	(9)
Expense
Insurance losses and loss adjustment expenses	115	98	(17)
Acquisition and underwriting expense
Compensation and benefits expense	15	17	12
Insurance commissions expense	92	99	7
Other expenses	37	36	(3)

Total acquisition and underwriting expense	144	152	5

Total expense	259	250	(4)
Income from continuing operations before income tax (benefit) expense	$61	$100	(39)

Total assets	$8,331	$8,394	(1)

Insurance premiums and service revenue written	$234	$251	(7)

Combined ratio (a)	99.7%	91.4%

(a)	Management uses a combined ratio as a primary measure of underwriting profitability with its components measured using accounting principles generally accepted in the United States of America. Underwriting profitability is indicated by a combined ratio under 100% and is calculated as the sum of all incurred losses and expenses (excluding interest and income tax expense) divided by the total of premiums and service revenues earned and other income.

First Quarter 2013 Compared to First Quarter 2012

Our Insurance operations earned income from continuing operations before income tax expense of $61 million for the three months ended March 31, 2013, compared to $100 million for the three months ended March 31, 2012. The decrease was primarily attributable to unseasonably high early spring hailstorms losses, lower investment income, and lower insurance premiums and service revenue earned from our U.S. vehicle service contracts.

Insurance premiums and service revenue earned was $259 million for the three months ended March 31, 2013, compared to $270 million for the same period in 2012. The decrease was primarily due to declining U.S. vehicle service contracts written in prior years when the automotive market was depressed.

Investment income totaled $58 million for the three months ended March 31, 2013, compared to $73 million for the same period in 2012. The decrease was primarily due to lower realized investment gains and the recognition of other-than-temporary impairment on certain equity securities of $8 million.

Insurance losses and loss adjustment expenses totaled $115 million for the three months ended March 31, 2013, compared to $98 million for the same period in 2012. The increase was driven primarily by unseasonably high early spring hailstorms losses on our dealer inventory insurance products.

Acquisition and underwriting expense decreased 5% for the three months ended March 31, 2013, compared to the same period in 2012. The decrease was primarily a result of lower commission expense for our U.S. dealership-related products matching our decrease in earned premiums.

The combined ratio increased from 91.4% for the three months ended March 31, 2012, to 99.7% for the three months ended March 31, 2013, primarily due to an increase in weather-related losses. Excluding the impact of the unseasonably higher weather-related losses, expenses decreased in line with the decline in earned premium as expected.

	Year ended December 31,
($ in millions)	2012	2011	2010	Favorable/ (unfavorable) 2012-2011 % change	Favorable/ (unfavorable) 2011-2010 % change
Insurance premiums and other income
Insurance premiums and service revenue earned	$1,055	$1,153	$1,342	(8)	(14)
Investment income	124	220	418	(44)	(47)
Other income	35	25	41	40	(39)

Total insurance premiums and other income	1,214	1,398	1,801	(13)	(22)
Expense
Insurance losses and loss adjustment expenses	454	452	511	—	12
Acquisition and underwriting expense
Compensation and benefits expense	61	61	64	—	5
Insurance commissions expense	382	431	510	11	15
Other expenses	157	138	159	(14)	13

Total acquisition and underwriting expense	600	630	733	5	14

Total expense	1,054	1,082	1,244	3	13
Income from continuing operations before income tax expense	$160	$316	$557	(49)	(43)

Total assets	$8,439	$8,036	$8,789	5	(9)

Insurance premiums and service revenue written	$1,061	$1,039	$1,029	2	1

Combined ratio (a)	98.3%	93.1%	90.6%

(a)	Management uses a combined ratio as a primary measure of underwriting profitability with its components measured using accounting principles generally accepted in the United States of America. Underwriting profitability is indicated by a combined ratio under 100% and is calculated as the sum of all incurred losses and expenses (excluding interest and income tax expense) divided by the total of premiums and service revenues earned and other income.

2012 Compared to 2011

Our Insurance operations earned income from continuing operations before income tax expense of $160 million for the year ended December 31, 2012, compared to $316 million for the year ended December 31, 2011. The decrease was primarily attributable to lower investment income, lower insurance premiums and service revenue earned from our U.S. vehicle service contracts, and higher weather-related losses, including the effects of Storm Sandy.

Insurance premiums and service revenue earned was $1.1 billion for the year ended December 31, 2012, compared to $1.2 billion in 2011. The decrease was primarily due to declining U.S. vehicle service contracts written between 2007 and 2009 as a result of lower domestic vehicle sales volume.

Investment income totaled $124 million for the year ended December 31, 2012, compared to $220 million in 2011. The decrease was primarily due to recognition of other-than-temporary impairment on certain equity securities of $61 million and lower realized investment gains.

Other income totaled $35 million for the year ended December 31, 2012, compared to $25 million in 2011. The increase was primarily due to a gain of $8 million on the sale of our Canadian personal lines business during the second quarter of 2012.

Insurance losses and loss adjustment expenses totaled $454 million for the year ended December 31, 2012, compared to $452 million for the year ended December 31, 2011. The slight increase was driven primarily by higher weather-related losses in the United States on our dealer inventory insurance products, including the effects of Storm Sandy, mostly offset by lower frequency experienced in our vehicle service contract business and lower losses matching our decrease in earned premium. Despite the decrease in insurance premiums and service revenue earned, insurance losses and loss adjusted expenses increased primarily due to the impacts of Storm Sandy, which further impacted the increase in the combined ratio.

Acquisition and underwriting expense decreased 5% for the year ended December 31, 2012, compared to 2011. The decrease was primarily a result of lower commission expense in our U.S. dealership-related products matching our decrease in earned premiums, partially offset by increased technology expense.

2011 Compared to 2010

Our Insurance operations earned income from continuing operations before income tax expense of $316 million for the year ended December 31, 2011, compared to $557 million for the year ended December 31, 2010. The decrease was primarily attributable to lower insurance premiums and service contract revenue earned from our U.S. vehicle service contracts and lower realized investment gains.

Insurance premiums and service revenue earned was $1.2 billion for the year ended December 31, 2011, compared to $1.3 billion in 2010. The decrease was primarily due to the sale of certain international insurance operations during the fourth quarter of 2010 and lower earnings from our U.S. vehicle service contracts written between 2007 and 2009 due to lower domestic vehicle sales volume.

Investment income totaled $220 million for the year ended December 31, 2011, compared to $418 million in 2010. The decrease was primarily due to lower realized investment gains.

Insurance losses and loss adjustment expenses totaled $452 million for the year ended December 31, 2011, compared to $511 million in 2010. The decrease was primarily due to lower frequency and severity experienced in our U.S. vehicle service contract business and the sale of certain international insurance operations during the fourth quarter of 2010, which was partially offset by higher weather-related losses in the United States on our dealer inventory insurance products.

Acquisition and underwriting expense decreased 14% for the year ended December 31, 2011, compared to 2010. The decrease was primarily due to the sale of certain international insurance operations during the fourth quarter of 2010 and lower commission expense in our U.S. dealership-related products matching our decrease in earned premiums.

Premium and Service Revenue Written

The following table shows premium and service revenue written by insurance product.

	Three months ended March 31,
($ in millions)	2013	2012
Vehicle service contracts
New retail	$98	$94
Used retail	125	134
Reinsurance	(34)	(31)

Total vehicle service contracts	189	197
Wholesale	27	20
Other finance and insurance (a)	18	34

Total	$234	$251

(a)	Other finance and insurance includes Guaranteed Automobile Protection (GAP) coverage, excess wear and tear, wind-down of Canadian personal lines, and other ancillary products.

Insurance premiums and service revenue written was $234 million for the three months ended March 31, 2013, compared to $251 million for the same period in 2012. Insurance premiums and service revenue written decreased due to the sale of the Canadian personal lines business, which stopped writing new business on November 1, 2012, and lower written premiums in our used retail vehicle service contract insurance products driven by lower used vehicle sales volume. Vehicle service contract revenue is earned over the life of the service contract on a basis proportionate to the anticipated cost pattern. Accordingly, the majority of earnings from vehicle service contracts written during 2013 will be recognized as income in future periods.

	Year ended December 31,
($ in millions)	2012	2011	2010
Vehicle service contracts
New retail	$406	$376	$315
Used retail	509	514	517
Reinsurance	(119)	(103)	(91)

Total vehicle service contracts	796	787	741
Wholesale	132	115	103
Other finance and insurance (a)	129	133	113

North American operations	1,057	1,035	957
International and Corporate (b)	4	4	72

Total	$1,061	$1,039	$1,029

(a)	Other finance and insurance includes Guaranteed Automobile Protection (GAP) coverage, excess wear and tear, wind-down of Canadian personal lines, and other ancillary products.

(b)	International and Corporate includes certain international operations that were sold during the fourth quarter of 2010 and other run-off products.

Insurance premiums and service revenue written was $1.1 billion for the year ended December 31, 2012, compared to $1.0 billion in 2011 and 2010. Insurance premiums and service revenue written increased slightly due to higher written premiums in our new retail vehicle service contract and dealer inventory insurance products. Vehicle service contract revenue is earned over the life of the service contract on a basis proportionate to the anticipated cost pattern. Accordingly, the majority of earnings from vehicle service contracts written during 2012 will be recognized as income in future periods.

Cash and Investments

A significant aspect of our Insurance operations is the investment of proceeds from premiums and other revenue sources. We use these investments to satisfy our obligations related to future claims at the time these claims are settled. Our Insurance operations have an Investment Committee, which develops guidelines and strategies for these investments. The guidelines established by this committee reflect our risk tolerance, liquidity requirements, regulatory requirements, and rating agency considerations, among other factors.

The following table summarizes the composition of our Insurance operations cash and investment portfolio at fair value.

	March 31, 2013	December 31,
($ in millions)		2012	2011
Cash
Noninterest-bearing cash	$163	$129	$211
Interest-bearing cash	664	488	629

Total cash	827	617	840

Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	1,176	1,090	496
Foreign government	306	303	678
Mortgage-backed	886	714	590
Asset-backed	8	8	95
Corporate debt	1,326	1,264	1,491
Other debt	—	—	23

Total debt securities	3,702	3,379	3,373

Equity securities	981	1,148	1,054

Total available-for-sale securities	4,683	4,527	4,427

Total cash and securities	$5,510	$5,144	$5,267

Mortgage Operations

Results of Operations

The following table summarizes the operating results for our Mortgage operations excluding discontinued operations for the periods shown. The amounts presented are before the elimination of balances and transactions with our other reportable segments.

Three months ended March 31, ($ in millions)	2013	2012	Favorable/ (unfavorable) % change
Net financing revenue
Total financing revenue and other interest income	$122	$166	(27)
Interest expense	88	129	32

Net financing revenue	34	37	(8)
Servicing fees	63	92	(32)
Servicing asset valuation and hedge activities, net	(201)	(106)	(90)

Total servicing income, net	(138)	(14)	n/m
Gain on mortgage loans, net	38	25	52
Other income, net of losses	81	126	(36)

Total other revenue	(19)	137	(114)
Total net revenue	15	174	(91)
Provision for loan losses	20	27	26
Noninterest expense
Compensation and benefits expense	25	19	(32)
Representation and warranty expense	83	—	n/m
Other operating expenses	91	65	(40)

Total noninterest expense	199	84	(137)
(Loss) income from continuing operations before income tax (benefit) expense	$(204)	$63	n/m

Total assets	$11,284	$30,079	(62)

n/m = not meaningful

First Quarter 2013 Compared to First Quarter 2012

Our Mortgage operations incurred a loss from continuing operations before income tax expense of $204 million for the three months ended March 31, 2013, compared to income from continuing operations before income tax expense of $63 million for the three months ended March 31, 2012. The decrease was primarily driven by the valuation of our mortgage servicing rights portfolio, the shutdown of our warehouse lending operations, a decrease in consumer mortgage-lending production associated with government-sponsored refinancing programs, and higher representation and warranty expense driven by the terms of our MSRs portfolio sales agreements.

Net financing revenue was $34 million for the three months ended March 31, 2013, compared to $37 million for the same period in 2012. The decrease in net financing revenue was primarily due to lower production as a result of the shutdown of our warehouse lending operations and the wind-down of consumer held-for-sale portfolio.

We incurred a net servicing loss of $138 million for the three months ended March 31, 2013, compared to $14 million for the same period in 2012, primarily resulting from the valuation of our MSRs portfolio in conjunction with our agreement to sell the portfolio.

The net gain on mortgage loans increased 52% for the three months ended March 31, 2013, compared to the same period in 2012. Due to the deconsolidation of ResCap following its bankruptcy filing, we began managing the execution of capital markets transactions, which resulted in us recording gains related to these transactions during the three months ended March 31, 2013.

Other income, net of losses, was $81 million for the three months ended March 31, 2013, compared to $126 million for the same period in 2012. The decrease was primarily due to lower fee income and net origination revenue related to decreased consumer mortgage-lending production associated with government-sponsored refinancing programs.

The provision for loan losses was $20 million for the three months ended March 31, 2013, compared to $27 million for the same period in 2012. The decrease for the three months ended March 31, 2013, was primarily due to lower net charge-offs in 2013 due to the continued runoff of legacy mortgage assets and improvements in home prices.

Total noninterest expense increased $115 million for the three months ended March 31, 2013, compared to the same period in 2012. The increase was primarily due to higher representation and warranty expense driven by the terms of our MSRs portfolio sales agreements, and increased expenses required to establish separate mortgage-related processes as a result of the ResCap separation.

Year ended December 31, ($ in millions)	2012	2011	2010	Favorable/ (unfavorable) 2012-2011 % change	Favorable/ (unfavorable) 2011-2010 % change
Net financing revenue
Total financing revenue and other interest income	$617	$758	$846	(19)	(10)
Interest expense	468	553	538	15	(3)

Net financing revenue	149	205	308	(27)	(33)
Servicing fees	300	365	295	(18)	24
Servicing asset valuation and hedge activities, net	(4)	(434)	(617)	99	30

Total servicing income (loss), net	296	(69)	(322)	n/m	79
Gain on mortgage loans, net	375	172	339	118	(49)
Other income, net of losses	488	251	240	94	5

Total other revenue	1,159	354	257	n/m	38
Total net revenue	1,308	559	565	134	(1)
Provision for loan losses	86	123	148	30	17
Noninterest expense
Compensation and benefits expense	96	74	61	(30)	(21)
Representation and warranty expense	171	—	—	n/m	—
Other operating expenses	360	270	279	(33)	3

Total noninterest expense	627	344	340	(82)	(1)
Income from continuing operations before income tax expense	$595	$92	$77	n/m	19

Total assets	$14,744	$33,906	$36,786	(57)	(8)

n/m = not meaningful

2012 Compared to 2011

Our Mortgage operations earned income from continuing operations before income tax expense of $595 million for the year ended December 31, 2012, compared to $92 million for the year ended December 31, 2011.

During 2011, we experienced an unfavorable servicing asset valuation, net of hedge, that did not recur in 2012. Additionally, during 2012, we earned higher fee income and net origination revenue related to increased consumer mortgage-lending production associated with government-sponsored refinancing programs, and higher net gains on the sale of mortgage loans. The increase was partially offset by higher representation and warranty expense due to the transfer of liability relating to Ally Bank’s sold and serviced loans that had previously been recorded at ResCap, and higher other operating expenses required to establish separate Mortgage processes as a result of the ResCap separation.

Net financing revenue was $149 million for the year ended December 31, 2012, compared to $205 million in 2011. The decrease in net financing revenue was primarily due to lower average yield mix as higher-rate Ally Bank mortgage loans continued to run off. Partially offsetting the decrease was lower interest expense related to lower funding costs.

We earned net servicing income of $296 million for the year ended December 31, 2012, compared to a net servicing loss of $69 million in 2011. The increase was primarily due to the performance of the derivative servicing hedge as compared to a less favorable hedge performance in 2011. The increase was partially offset by lower servicing fees resulting from a lower unpaid principal balance of our MSR portfolio.

The net gain on mortgage loans increased $203 million for the year ended December 31, 2012, compared to 2011. The increase was primarily due to higher consumer mortgage-lending production through our direct lending channel and margins associated with government-sponsored refinancing programs, higher margins on warehouse and correspondent lending due to decreased competition and more selective originations from these channels, and improved market gains on specified pooled loans.

Other income, net of losses, was $488 million for the year ended December 31, 2012, compared to $251 million in 2011. The increase was primarily due to higher fee income and net origination revenue related to increased consumer mortgage-lending production associated with government-sponsored refinancing programs.

The provision for loan losses was $86 million for the year ended December 31, 2012, compared to $123 million in 2011. The decrease for the year ended December 31, 2012, was primarily due to lower net charge-offs in 2012 due to the continued runoff of legacy mortgage assets and improvements in home prices.

Total noninterest expense increased 82% for the year ended December 31, 2012, compared to 2011. The increase was primarily driven by higher representation and warranty expense resulting from the transfer of liability relating to Ally Bank’s sold and serviced loans that had previously been recorded at ResCap, and higher compensation and benefits expense due to an increase in functional services provided by ResCap through the Shared Services Agreement (SSA). Refer to Note 1 to the Consolidated Financial Statements for further details on the SSA.

2011 Compared to 2010

Our Mortgage operations earned income before income tax expense of $92 million for the year ended December 31, 2011, compared to $77 million for the year ended December 31, 2010. The increase was primarily driven by improvement in the servicing asset valuation, net of hedge, when compared to the year ended December 31, 2010, partially offset by lower net gains on the sale of mortgage loans and lower financing revenue related to a decrease in asset levels.

Net financing revenue was $205 million for the year ended December 31, 2011, compared to $308 million in 2010. The decrease was primarily driven by lower financing revenue and other interest income due primarily to a decline in average asset levels related to held-for-sale assets as well as lower held-for-investment portfolio balances.

The net gain on mortgage loans was $172 million for the year ended December 31, 2011, compared to $339 million in 2010. The decrease during 2011 was primarily due to lower margins and production, lower whole-loan sales, and lower gains on mortgage loan resolutions. Favorability in net servicing income as a result of swap activity offset this decrease. We incurred a net servicing loss of $69 million for the year ended December 31, 2011, compared to $322 million in 2010.

The provision for loan losses was $123 million for the year ended December 31, 2011, compared to $148 million in 2010. The decrease for the year ended December 31, 2011, was primarily due to lower net charge-offs in 2011 due to the continued runoff of legacy mortgage assets.

Total noninterest expense increased $4 million for the year ended December 31, 2011, compared to 2010. The increase was primarily driven by an increase in compensation and benefits expense due to an increase in Ally Bank headcount related to supporting our broker, retail, and servicing operations.

Loan Production

U.S. Mortgage Loan Production Channels

Ally Bank continues to perform certain mortgage activities as a result of the ResCap bankruptcy process. Subsequent to the bankruptcy filing, ResCap announced the sale of certain assets to third parties. Upon the closing of those sales, we do not expect ResCap to continue to broker loans to us. This will primarily impact the production of loans within the direct lending channel, which are currently sourced exclusively from ResCap. We expect the level of loan production to continue to decline.

We have three primary channels for residential mortgage loan production: the purchase of loans in the secondary market (primarily from Ally Bank correspondent lenders), the origination of loans through our direct-lending network, and the origination of loans through our mortgage brokerage network.

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Correspondent lender and secondary market purchases—Loans purchased from correspondent lenders are originated or purchased by the correspondent lenders and subsequently sold to us. All of the purchases from correspondent lenders are conducted through Ally Bank. We qualify and approve any correspondent lenders who participate in the loan purchase programs. On April 17, 2013, we announced a decision to exit the correspondent lending channel and close production of any new jumbo mortgage loans.

•

Direct-lending network—Our direct-lending network consists of internet and telephone-based call center operations as well as our retail network. Virtually all of the residential mortgage loans of this channel are brokered to Ally Bank.

•

Mortgage brokerage network—Residential mortgage loans originated through mortgage brokers. We review and underwrite the application submitted by the mortgage broker, approve or deny the application, set the interest rate and other terms of the loan, and, upon acceptance by the borrower and the satisfaction of all conditions required by us, fund the loan through Ally Bank. We qualify and approve all mortgage brokers who generate mortgage loans and continually monitor their performance.

The following table summarizes U.S. consumer mortgage loan production by channel.

	2013		2012
Three months ended March 31, ($ in millions)	Number of loans	Dollar amount of loans	Number of loans	Dollar amount of loans
Direct lending	13,344	$2,424	17,228	$3,586
Correspondent lender and secondary market purchases	12,780	2,948	17,286	3,996
Mortgage brokers	2,602	744	3,609	953

Total U.S. production	28,726	$6,116	38,123	$8,535

	2012		2011		2010
Year ended December 31, ($ in millions)	Number of loans	Dollar amount of loans	Number of loans	Dollar amount of loans	Number of loans	Dollar amount of loans
Correspondent lender and secondary market purchases	59,197	$14,296	197,153	$45,376	264,544	$61,560
Direct lending	74,312	14,499	36,867	7,286	34,740	7,364
Mortgage brokers	12,996	3,601	12,018	3,495	2,035	491

Total U.S. production	146,505	$32,396	246,038	$56,157	301,319	$69,415

Mortgage Loan Production by Type

On April 17, 2013, we announced a decision to exit the correspondent lending channel and close production of any new jumbo mortgage loans. During 2012, 2011, and 2010, we primarily originated prime conforming and government-insured residential mortgage loans. We define prime as mortgage loans with a FICO score of 660 and above. Our mortgage loans are categorized as follows.

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Prime conforming mortgage loans—Prime credit quality first-lien mortgage loans secured by 1-4 family residential properties that meet or conform to the underwriting standards established by the GSEs for inclusion in their guaranteed mortgage securities programs.

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Prime nonconforming mortgage loans—Prime credit quality first-lien mortgage loans secured by 1-4 family residential properties that either (1) do not conform to the underwriting standards established by the GSEs because they had original principal amounts exceeding GSE limits, which are commonly referred to as jumbo mortgage loans, or (2) have alternative documentation requirements and property or credit-related features (e.g., higher loan-to-value or debt-to-income ratios) but are otherwise considered prime credit quality due to other compensating factors.

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Prime second-lien mortgage loans—Open- and closed-end mortgage loans secured by a second or more junior-lien on single-family residences, which include home equity mortgage loans and lines of credit. We ceased originating prime second-lien mortgage loans during 2008.

•	Government mortgage loans—First-lien mortgage loans secured by 1-4 family residential properties that are insured by the Federal Housing Administration or guaranteed by the Veterans Administration.

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Nonprime mortgage loans—First-lien and certain junior-lien mortgage loans secured by single-family residences made to individuals with credit profiles that do not qualify for a prime loan, have credit-related features that fall outside the parameters of traditional prime mortgage products, or have performance characteristics that otherwise exposes us to comparatively higher risk of loss. Nonprime includes mortgage loans the industry characterizes as “subprime,” as well as high combined loan-to-value second-lien loans that fell out of our standard loan programs due to noncompliance with one or more criteria. We ceased originating nonprime mortgage loans during 2007.

The following table summarizes our U.S. consumer mortgage loan production by type.

	2013		2012
Three months ended March 31, ($ in millions)	Number of loans	Dollar amount of loans	Number of loans	Dollar amount of loans
Prime conforming	27,872	$5,565	30,750	$6,587
Prime nonconforming	634	508	578	464
Government	220	43	6,795	1,484

Total U.S. production	28,726	$6,116	38,123	$8,535

	2012		2011		2010
Year ended December 31, ($ in millions)	Number of loans	Dollar amount of loans	Number of loans	Dollar amount of loans	Number of loans	Dollar amount of loans
Prime conforming	133,034	$27,856	208,442	$47,425	228,289	$53,609
Prime nonconforming	2,706	2,211	2,008	1,679	1,837	1,548
Government	10,765	2,329	35,588	7,053	71,193	14,258

Total U.S. production	146,505	$32,396	246,038	$56,157	301,319	$69,415

The majority of our serviced mortgage assets are subserviced by GMAC Mortgage, LLC, a subsidiary of ResCap, pursuant to a servicing agreement. During April 2013, we completed the sale of our portfolio of agency mortgage servicing rights to Ocwen Financial Corporation and Quicken Loans Inc. The sale was completed in two stages—loans guaranteed by Fannie Mae were sold on April 1, 2013, and loans guaranteed by Freddie Mac were sold on April 16, 2013. Refer to Note 27 to the Condensed Consolidated Financial Statements for further information.

U.S. Warehouse Lending

Historically, we provided warehouse-lending facilities to correspondent lenders and other mortgage originators in the United States. These facilities enabled lenders and originators to finance residential mortgage loans until they were sold in the secondary mortgage loan market. In July 2012, we announced our intention to shut down this business and, as of December 31, 2012, we successfully managed receivables down to $0 with no commitments outstanding. At December 31, 2011, we had total warehouse line of credit commitments of $2.8 billion, against which we had $1.9 billion of advances outstanding.

Loans Outstanding

Consumer mortgage loans held-for-sale and consumer mortgage loans held-for-investment as of March 31, 2013 and December 31, 2012, represent loans held by Ally Bank. ResCap was deconsolidated from Ally Financial as of May 14, 2012. Refer to Note 1 to the Consolidated Financial Statements for further details on ResCap.

Consumer mortgage loans held-for-sale were as follows.

	March 31, 2013	December 31,
($ in millions)		2012	2011
Prime conforming	$730	$2,407	$3,345
Prime nonconforming	—	—	571
Prime second-lien	—	—	545
Government (a)	1	8	3,294
Nonprime	—	—	561
International	—	—	17

Total (b)	731	2,415	8,333
Net premiums (discounts)	(34)	26	(221)
Fair value option election adjustment	4	49	60
Lower-of-cost or fair value adjustment	—	—	(60)

Total, net (c)	$701	$2,490	$8,112

(a)	Includes loans subject to conditional repurchase options of $0 million and $2.3 billion sold to Ginnie Mae-guaranteed securitizations at December 31, 2012, and December 31, 2011, respectively. The corresponding liability is recorded in accrued expenses and other liabilities on the Consolidated Balance Sheet.

(b)	Includes unpaid principal write-down of $0 million and $1.5 billion at December 31, 2012, and December 31, 2011, respectively. The amounts are write-downs taken upon the transfer of mortgage loans from held-for-investment to held-for-sale during the fourth quarter of 2009 and charge-offs taken in accordance with our charge-off policy.

(c)	Includes loans subject to conditional repurchase options of $0 million and $106 million sold to off-balance sheet private-label securitizations at December 31, 2012, and December 31, 2011, respectively. The corresponding liability is recorded in accrued expenses and other liabilities on the Consolidated Balance Sheet.

Consumer mortgage loans held-for-investment were as follows.

($ in millions)	March 31, 2013	December 31, 2012
Prime conforming	$248	$245
Prime nonconforming	8,225	8,322
Prime second-lien	1,083	1,137
Government	1	—

Total	9,557	9,704
Net premiums	44	43
Allowance for loan losses	(430)	(432)
Other	5	8

Total, net	$9,176	$9,323

December 31, ($ in millions)	2012	2011
Prime conforming	$245	$278
Prime nonconforming	8,322	8,069
Prime second-lien	1,137	2,200
Government	—	—
Nonprime	—	1,349
International	—	422

Total	9,704	12,318
Net premiums	43	38
Fair value option election adjustment	—	(1,601)
Allowance for loan losses	(432)	(495)
Other	8	—

Total, net (a)	$9,323	$10,260

(a)	At December 31, 2012, and December 31, 2011, the carrying value of mortgage loans held-for-investment relating to securitization transactions accounted for as on-balance sheet securitizations and pledged as collateral totaled $0 million and $837 million, respectively. The investors in these on-balance sheet securitizations have no recourse to our other assets beyond the loans pledged as collateral other than market customary representation and warranty provisions.

Mortgage Loan Servicing

Our retained mortgage servicing rights consist of primary servicing rights. When we act as primary servicer, we collect and remit mortgage loan payments, respond to borrower inquiries, account for principal and interest, hold custodial and escrow funds for payment of property taxes and insurance premiums, counsel or otherwise work with delinquent borrowers, supervise foreclosures and property dispositions, and generally administer the loans. The majority of our serviced mortgage assets are subserviced by GMAC Mortgage, LLC, a subsidiary of ResCap, pursuant to a servicing agreement. Historically, we acted as a master servicer. When we acted as master servicer, we collected mortgage loan payments from primary servicers and distributed those funds to investors in mortgage-backed and mortgage-related asset-backed securities and whole-loan packages. Key services in this regard include loan accounting, claims administration, oversight of primary servicers, loss mitigation, bond administration, cash flow waterfall calculations, investor reporting, and tax-reporting compliance. In return for performing these functions, we receive servicing fees equal to a specified percentage of the outstanding principal balance of the loans being serviced and may also be entitled to other forms of servicing compensation, such as late payment fees or prepayment penalties. Servicing compensation also includes interest income or the float earned on collections that are deposited in various custodial accounts between their receipt and the scheduled/

contractual distribution of the funds to investors. Refer to Note 11 to the Consolidated Financial Statements for additional information.

The value of mortgage servicing rights is sensitive to changes in interest rates and other factors. We have developed and implemented an economic hedge program to, among other things, mitigate the overall risk of loss due to a change in the fair value of our mortgage servicing rights. Accordingly, we hedge the change in the total fair value of our mortgage servicing rights. The effectiveness of this economic hedging program may have a material effect on the results of operations. Refer to the Critical Accounting Estimates section of this MD&A and Note 22 to the Consolidated Financial Statements for further discussion. On October 26, 2012, we announced that Ally Bank began to explore strategic alternatives for its agency mortgage servicing rights portfolio, including a potential sale of the asset. On April 16, 2013, we completed substantially all of the sales of agency MSRs to Ocwen Financial Corp. and Quicken Loans, Inc.

The following table summarizes our primary consumer mortgage loan-servicing portfolio by product category.

($ in millions)	March 31, 2013	December 31, 2012
U.S. primary servicing portfolio
Prime conforming	$114,751	$117,544
Prime nonconforming	11,042	11,628
Prime second-lien	1,082	1,136
Government	10	16

Total primary servicing portfolio	$126,885	$130,324

December 31, ($ in millions)	2012	2011
U.S. primary servicing portfolio
Prime conforming	$117,544	$226,239
Prime nonconforming	11,628	47,767
Prime second-lien	1,136	6,871
Government	16	49,027
Nonprime	—	20,753
International primary servicing portfolio	—	5,773

Total primary servicing portfolio (a)	$130,324	$356,430

(a)	Excludes loans for which we acted as a subservicer. Subserviced loans totaled $0 billion and $26.4 billion at December 31, 2012 and 2011, respectively.

Corporate and Other

The following table summarizes the activities of Corporate and Other excluding discontinued operations for the periods shown. Corporate and Other primarily consists of our centralized corporate treasury activities, such as management of the cash and corporate investment securities portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, the amortization of the discount associated with new debt issuances and bond exchanges, most notably from the December 2008 bond exchange, and the residual impacts of our corporate funds-transfer pricing (FTP) and treasury asset liability management (ALM) activities. Corporate and Other also includes our Commercial Finance Group, certain equity investments, overhead that was previously allocated to operations that have since been sold or classified as discontinued operations, and reclassifications and eliminations between the reportable operating segments. Our Commercial Finance Group provides senior secured commercial-lending products to primarily U.S.-based middle market companies.

	Three months ended March 31,
($ in millions)	2013	2012	Favorable/ (unfavorable) % change
Net financing loss
Total financing revenue and other interest income	$53	$44	20
Interest expense
Original issue discount amortization	60	111	46
Other interest expense	172	261	34

Total interest expense	232	372	38

Net financing loss (a)	(179)	(328)	45
Other revenue
Other gain on investments, net	3	24	(88)
Other income, net of losses	12	29	(59)

Total other revenue	15	53	(72)
Total net loss	(164)	(275)	40
Provision for loan losses	(1)	(7)	(86)
Noninterest expense
Compensation and benefits expense	132	159	17
Other operating expense (b)	(32)	(26)	23

Total noninterest expense	100	133	25
Loss from continuing operations before income tax (benefit) expense	$(263)	$(401)	34

Total assets	$27,702	$28,796	(4)

(a)	Refer to the table that follows for further details on the components of net financing loss.

(b)	Includes a reduction of $193 million for the three months ended March 31, 2013, and $207 million for the three months ended March 31, 2012, related to the allocation of corporate overhead expenses to other segments. The receiving segments record their allocation of corporate overhead expense within other operating expense.

The following table summarizes the components of net financing losses for Corporate and Other.

	Three months ended March 31,
($ in millions)	2013	2012
Original issue discount amortization
2008 bond exchange amortization	$(56)	$(103)
Other debt issuance discount amortization	(4)	(8)

Total original issue discount amortization (a)	(60)	(111)
Net impact of the funds transfer pricing methodology
Unallocated liquidity costs (b)	(84)	(154)
Funds-transfer pricing / cost of funds mismatch (c)	61	5
Unassigned equity costs (d)	(109)	(86)

Total net impact of the funds transfer pricing methodology	(132)	(235)
Other (including Commercial Finance Group net financing revenue)	13	18

Total net financing losses for Corporate and Other	$(179)	$(328)

Outstanding original issue discount balance	$1,780	$2,093

(a)	Amortization is included as interest on long-term debt in the Condensed Consolidated Statement of Comprehensive Income.

(b)	Represents the unallocated cost of funding our cash and investment portfolio.

(c)	Represents our methodology to assign funding costs to classes of assets and liabilities based on expected duration and the London interbank offer rate (LIBOR) swap curve plus an assumed credit spread. Matching duration allocates interest income and interest expense to the reportable segments so the respective reportable segments results are insulated from interest rate risk. The balance above is the resulting benefit (loss) due to holding interest rate risk at Corporate and Other.

(d)	Primarily represents the unassigned cost of maintaining required capital positions for certain of our regulated entities, primarily Ally Bank and Ally Insurance.

The following table presents the scheduled remaining amortization of original issue discount at March 31, 2013.

Year ended December 31, ($ in millions)	2013 (a)	2014	2015	2016	2017	2018 and thereafter	Total
Original issue discount
Outstanding balance	$1,579	$1,391	$1,335	$1,272	$1,197	$—
Total amortization (b)	201	188	56	63	75	1,197	$1,780
2008 bond exchange amortization (c)	186	166	43	53	66	1,059	1,573

(a)	The maximum annual scheduled amortization for any individual year is $158 million in 2030 of which $152 million is related to 2008 bond exchange amortization.

(b)	The amortization is included as interest on long-term debt on the Condensed Consolidated Statement of Comprehensive Income.

(c)	2008 bond exchange amortization is included in total amortization.

First Quarter 2013 Compared to First Quarter 2012

Loss from continuing operations before income tax expense for Corporate and Other was $263 million for the three months ended March 31, 2013, compared to $401 million for the three months ended March 31, 2012. Corporate and Other’s loss from continuing operations before income tax expense was driven by net financing losses, which primarily represents original issue discount amortization expense and the net impact of our FTP methodology, which includes the unallocated cost of maintaining our liquidity and investment portfolios.

The improvement in the loss from continuing operations before income tax expense for the three months ended March 31, 2013 was primarily due to decreases in OID amortization expense related to bond maturities and normal monthly amortization, and lower funding costs as a result of the early repayment of certain Federal Home Loan Bank debt during the fourth quarter of 2012, and lower compensation and benefits expense primarily related to a decrease in headcount. The improvement was partially offset by a decrease in other income primarily driven by derivative losses and the sale of servicer advance assets during the first quarter of 2013.

Corporate and Other also includes the results of our Commercial Finance Group. Our Commercial Finance Group earned income from continuing operations before income tax expense of $18 million for the three months ended March 31, 2013, compared to $25 million for the three months ended March 31, 2012. The decrease was primarily related to less favorable provision expense due to higher recoveries on nonperforming exposures in 2012.

Year ended December 31, ($ in millions)	2012	2011	2010	Favorable/ (unfavorable) 2012-2011 % change	Favorable/ (unfavorable) 2011-2010 % change
Net financing loss
Total financing revenue and other interest income	$157	$195	$210	(19)	(7)
Interest expense
Original issue discount amortization	349	925	1,204	62	23
Other interest expense	957	943	1,011	(1)	7

Total interest expense	1,306	1,868	2,215	30	16

Net financing loss (a)	(1,149)	(1,673)	(2,005)	31	17
Other (expense) revenue
Loss on extinguishment of debt	(148)	(64)	(124)	(131)	48
Other gain on investments, net	69	84	146	(18)	(42)
Other income, net of losses	22	156	(59)	(86)	n/m

Total other (expense) revenue	(57)	176	(37)	(132)	n/m
Total net loss	(1,206)	(1,497)	(2,042)	19	27
Provision for loan losses	(10)	(51)	(47)	(80)	9
Noninterest expense
Compensation and benefits expense	533	463	610	(15)	24
Other operating expense (b)	(99)	9	23	n/m	61

Total noninterest expense	434	472	633	8	25
Loss from continuing operations before income tax expense	$(1,630)	$(1,918)	$(2,628)	15	27

Total assets	$30,753	$29,526	$28,472	4	4

n/m = not meaningful

(a)	Refer to the table that follows for further details on the components of net financing loss.

(b)	Includes a reduction of $814 million for the year ended December 31, 2012, and $757 million for each of the years ended December 31, 2011, and 2010, related to the allocation of corporate overhead expenses to other segments. The receiving segments record their allocation of corporate overhead expense within other operating expense.

The following table summarizes the components of net financing losses for Corporate and Other.

At and for the year ended December 31, ($ in millions)	2012	2011	2010
Original issue discount amortization
2008 bond exchange amortization	$(320)	$(886)	$(1,158)
Other debt issuance discount amortization	(29)	(39)	(46)

Total original issue discount amortization (a)	(349)	(925)	(1,204)
Net impact of the funds transfer pricing methodology
Unallocated liquidity costs (b)	(586)	(564)	(495)
Funds-transfer pricing / cost of funds mismatch (c)	170	42	(364)
Unassigned equity costs (d)	(443)	(315)	(29)

Total net impact of the funds transfer pricing methodology	(859)	(837)	(888)
Other (including Commercial Finance Group net financing revenue)	59	89	87

Total net financing losses for Corporate and Other	$(1,149)	$(1,673)	$(2,005)

Outstanding original issue discount balance	$1,840	$2,194	$3,169

(a)	Amortization is included as interest on long-term debt in the Consolidated Statement of Income.

(b)	Represents the unallocated cost of funding our cash and investment portfolio.

(c)	Represents our methodology to assign funding costs to classes of assets and liabilities based on expected duration and the London interbank offer rate (LIBOR) swap curve plus an assumed credit spread. Matching duration allocates interest income and interest expense to the reportable segments so the respective reportable segments results are insulated from interest rate risk. The balance above is the resulting benefit (loss) due to holding interest rate risk at Corporate and Other.

(d)	Primarily represents the unassigned cost of maintaining required capital positions for certain of our regulated entities, primarily Ally Bank and Ally Insurance.

The following table presents the scheduled remaining amortization of the original issue discount at December 31, 2012.

Year ended December 31, ($ in millions)	2013	2014	2015	2016	2017	2018 and thereafter (a)	Total
Original issue discount
Outstanding balance	$1,579	$1,391	$1,335	$1,272	$1,197	$—
Total amortization (b)	261	188	56	63	75	1,197	$1,840
2008 bond exchange amortization (c)	241	166	43	53	66	1,059	1,628

(a)	The maximum annual scheduled amortization for any individual year is $158 million in 2030 of which $152 million is related to 2008 bond exchange amortization.

(b)	The amortization is included as interest on long-term debt on the Consolidated Statement of Income.

(c)	2008 bond exchange amortization is included in total amortization.

2012 Compared to 2011

Loss from continuing operations before income tax expense for Corporate and Other was $1.6 billion for the year ended December 31, 2012, compared to $1.9 billion for the year ended December 31, 2011. Corporate and Other’s loss from continuing operations before income tax expense was driven by net financing losses, which primarily represents original issue discount amortization expense and the net impact of our FTP methodology, which includes the unallocated cost of maintaining our liquidity and investment portfolios.

The improvement in the loss from continuing operations before income tax expense for the year ended December 31, 2012 was primarily due to a decrease in OID amortization expense related to bond maturities and normal monthly amortization. Additionally, we incurred no accelerated amortization of OID for the year ended December 31, 2012, compared to $50 million for the year ended December 31, 2011. The improvement was partially offset by the early repayment of certain Federal Home Loan Bank debt to further reduce funding costs, the absence of a $121 million gain on the early settlement of a loss holdback provision related to certain historical automotive whole-loan forward flow agreements recognized during 2011, and an increase in compensation and benefits expense as a result of increased incentive compensation and pension-related expenses. The pension-related expenses resulted from our decision to de-risk our long-term pension liability through lump-sum buyouts and annuity placements for former subsidiaries. Refer to Note 24 to the Consolidated Financial Statements for further detail on these certain pension actions.

Corporate and Other also includes the results of our Commercial Finance Group. Our Commercial Finance Group earned income from continuing operations before income tax expense of $48 million for the year ended December 31, 2012, compared to $141 million for the year ended December 31, 2011. The decrease was primarily related to lower net revenue resulting from a decline in income from servicer advance collections, lower accelerated fee income due to fewer early loan payoffs during 2012, compared to 2011. Additionally, provision expense was less favorable in 2012 due to greater decline in portfolio-level reserves in 2011 associated with higher recoveries on nonperforming exposures, combined with the runoff of the majority of our higher-risk non-core portfolio.

2011 Compared to 2010

Loss from continuing operations before income tax expense for Corporate and Other was $1.9 billion for the year ended December 31, 2011, compared to $2.6 billion for the year ended December 31, 2010. Corporate and Other’s loss from continuing operations before income tax expense for both periods was driven by net financing losses, which primarily represents original issue discount amortization expense and the net impact of our FTP methodology, which includes the unallocated cost of maintaining our liquidity and investment portfolios.

The improvement in the loss from continuing operations before income tax expense for the year ended December 31, 2011, was primarily due to a decrease in original issue discount amortization expense related to bond maturities and normal monthly amortization and favorable net impact of the FTP methodology. The net FTP methodology improvement was primarily the result of favorable unallocated interest costs due to lower non-earning assets and unamortized original issue discount balance. Additionally, 2011 was favorably impacted by a $121 million gain on the early settlement of a loss holdback provision related to certain historical automotive whole-loan forward flow agreements, a reduction in debt fees driven by the restructuring of our secured facilities and the termination of our automotive forward flow agreements, and by a lower loss on the extinguishment of certain Ally debt (which included accelerated amortization of original issue discount of $50 million for the year ended December 31, 2011, compared to $101 million in 2010).

Corporate and Other also includes the results of our Commercial Finance Group. Our Commercial Finance Group earned income from continuing operations before income tax expense of $141 million for the year ended December 31, 2011, compared to $182 million for the year ended December 31, 2010. The decrease was primarily due to lower asset levels partially offset by lower expenses and favorable loss provisions.

Cash and Securities

The following table summarizes the composition of the cash and securities portfolio held at fair value by Corporate and Other.

	March 31, 2013	December 31,
($ in millions)		2012	2011
Cash
Noninterest-bearing cash	$880	$944	$1,768
Interest-bearing cash	5,720	5,942	9,781

Total cash	6,600	6,886	11,549

Trading Securities
Mortgage-backed	—	—	589

Total trading Securities	—	—	589

Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	923	1,124	1,051
U.S states and political subdivisions	—	—	1
Foreign government	—	—	106
Mortgage-backed	7,930	6,191	6,722
Asset-backed	2,212	2,332	2,520
Other debt (a)	—	—	305

Total debt securities	11,065	9,647	10,705

Equity securities	4	4	4

Total available-for-sale securities	11,069	9,651	10,709

Total cash and securities	$17,669	$16,537	$22,847

(a)	Includes intersegment eliminations.

Risk Management

Managing the risk/reward trade-off is a fundamental component of operating our businesses. Our risk management program is overseen by the Ally Board of Directors (the Board), various risk committees, and the executive leadership team. The Board sets the risk appetite across our company while the risk committees and executive leadership team identify and monitor potential risks and manage the risk to be within our risk appetite. Ally’s primary risks include credit, lease residual, market, operational, insurance/underwriting, country, and liquidity.

•	Credit risk—The risk of loss arising from a creditor not meeting its financial obligations to our firm.

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Lease Residual risk—The risk of loss arising from the possibility that the actual proceeds realized upon the sale of returned vehicles will be lower than the projection of the values used in establishing the pricing at lease inception.

•

Market risk—The risk of loss arising from changes in the fair value of our assets or liabilities (including derivatives) caused by movements in market variables, such as interest rates, foreign-exchange rates, and equity and commodity prices.

•	Operational risk—The risk of loss arising from inadequate or failed processes or systems, human factors, or external events.

•

Insurance/Underwriting risk—The risk of loss associated with either (i) fortuitous occurrences (e.g., fires, hurricanes, tortuous conduct) and/or (ii) the failure to consider the frequency of losses, severity of losses or the correlation of losses with multiple events.

•	Country risk—The risk that economic, social and political conditions, and events in foreign countries will adversely affect our financial interests.

•

Liquidity risk—The risk that our financial condition or overall safety and soundness is adversely affected by an inability, or perceived inability, to meet our financial obligations, and to withstand unforeseen liquidity stress events (see Liquidity Management, Funding, and Regulatory Capital discussion within this MD&A).

While risk oversight is ultimately the responsibility of the Board, our governance structure starts within each line of business, including committees established to oversee risk in their respective areas. The lines of business are responsible for executing on risk strategies, policies, and controls that are fundamentally sound and compliant with global risk management policies and with applicable laws and regulations. The line of business risk committees, which report up to the Risk and Compliance Committee of the Board, monitor the performance within each portfolio and determine whether to amend any risk practices based upon portfolio trends.

In addition, the Global Risk Management and Compliance organizations are accountable for independently monitoring, measuring, and reporting on our various risks. They are also responsible for monitoring that our risks remain within the tolerances established by the Board, developing and maintaining policies, and implementing risk management methodologies.

All lines of business and global functions are subject to full and unrestricted audits by Audit Services. Audit Services reports to the Audit Committee of the Board, and is primarily responsible for assisting the Audit Committee in fulfilling its governance and oversight responsibilities. Audit Services is granted free and unrestricted access to any and all of our records, physical properties, technologies, management, and employees.

In addition, our Global Loan Review Group provides an independent assessment of the quality of Ally’s credit risk portfolios and credit risk management practices. This group reports its findings directly to the Risk and Compliance Committee. The findings of this group help to strengthen our risk management practices and processes throughout the organization.

Loan and Lease Exposure

The following table summarizes the exposures from our loan and lease activities.

	March 31, 2013	December 31,
($ in millions)		2012	2011
Finance receivables and loans
Dealer Financial Services	$86,894	$86,542	$100,734
Mortgage operations	9,672	9,821	12,753
Corporate and Other	2,557	2,692	1,268

Total finance receivables and loans	99,123	99,055	114,755
Held-for-sale loans
Dealer Financial Services	—	—	425
Mortgage operations	701	2,490	8,112
Corporate and Other	17	86	20

Total held-for-sale loans	718	2,576	8,557

Total on-balance sheet loans	$99,841	$101,631	$123,312

Off-balance sheet securitized loans
Dealer Financial Services	$1,336	$1,495	$—
Mortgage operations	117,342	119,384	326,975
Corporate and Other	—	—	—

Total off-balance sheet securitized loans	$118,678	$120,879	$326,975

Operating lease assets
Dealer Financial Services	$14,828	$13,550	$9,275
Mortgage operations	—	—	—
Corporate and Other	—	—	—

Total operating lease assets	$14,828	$13,550	$9,275

Serviced loans and leases
Dealer Financial Services	$132,817	$134,122	$122,881
Mortgage operations (a)	126,885	130,324	356,430
Corporate and Other	1,383	1,344	1,762

Total serviced loans and leases	$261,085	$265,790	$481,073

(a)	Includes primary mortgage loan-servicing portfolio only.

The risks inherent in our loan and lease exposures are largely driven by changes in the overall economy, used vehicle and housing price levels, unemployment levels, and their impact to our borrowers. The potential financial statement impact of these exposures varies depending on the accounting classification and future expected disposition strategy. We retain the majority of our automobile loans as they complement our core business model, but we do sell loans from time to time on an opportunistic basis. Historically, we primarily originated mortgage loans with the intent to sell and, as such, retained only a small percentage of the loans that we originated or purchased. Mortgage loans that we did not intend to retain were sold to investors, primarily through securitizations guaranteed by GSEs. However, we may have retained an interest or right to service these loans. We ultimately manage the associated risks based on the underlying economics of the exposure. Due to our recent strategic actions, we are exiting the mortgage correspondent lending channel and ceasing origination of any new jumbo loans.

•

Finance receivables and loans—Loans that we have the intent and ability to hold for the foreseeable future or until maturity or loans associated with an on-balance sheet securitization classified as secured financing. These loans are recorded at the principal amount outstanding, net of unearned income and premiums and discounts. Probable credit-related losses inherent in our finance receivables and loans carried at historical cost are reflected in our allowance for loan losses and recognized in current period earnings. We manage the economic risks of these exposures, including credit risk, by adjusting underwriting standards and risk limits, augmenting our servicing and collection activities (including loan modifications and restructurings), and optimizing our product and geographic concentrations. Additionally, we had historically elected to carry certain mortgage loans of ResCap at fair value. Changes in the fair value of these loans are recognized in a valuation allowance separate from the allowance for loan losses and were reflected in current period earnings. We used market-based instruments, such as derivatives, to hedge changes in the fair value of these loans. Refer to the Critical Accounting Estimates discussion within this MD&A and Note 1 to the Consolidated Financial Statements for further information.

•

Held-for-sale loans—Loans that we have the intent to sell. These loans are recorded on our balance sheet at the lower of cost or estimated fair value and are evaluated by portfolio and product type. Changes in the recorded value are recognized in a valuation allowance and reflected in current period earnings. We manage the economic risks of these exposures, including market and credit risks, in various ways including the use of market-based instruments such as derivatives. Refer to the Critical Accounting Estimates discussion within this MD&A and Note 1 to the Consolidated Financial Statements for further information.

•

Off-balance sheet securitized loans—Loans that we transfer off-balance sheet to nonconsolidated variable interest entities. We primarily report this exposure as cash, servicing rights, or retained interests (if applicable). Similar to finance receivables and loans, we manage the economic risks of these exposures, including credit risk, through activities including servicing and collections. Refer to the Critical Accounting Estimates discussion within this MD&A and Note 1 to the Consolidated Financial Statements for further information.

•

Operating lease assets—The net book value of the automobile assets we lease are based on the expected residual values upon remarketing the vehicles at the end of the lease. We are exposed to fluctuations in the expected residual value upon remarketing the vehicle at the end of the lease, and as such at contract inception, we generally determine the projected residual values based on independent data, including independent guides of vehicle residual values, and analysis. A valuation allowance related to lease credit losses is recorded directly against the lease rent receivable balance which is a component of Other Assets. An impairment to the carrying value of the assets may be deemed necessary if there is an unfavorable and unrecoverable change in the value of the recorded asset. Refer to the Critical Accounting Estimates discussion within this MD&A and Note 1 to the Consolidated Financial Statements for further information.

•

Serviced loans and leases—Loans that we service on behalf of our customers or another financial institution. As such, these loans can be on or off our balance sheet. For our mortgage servicing rights, we record an asset or liability (at fair value) based on whether the expected servicing benefits will exceed the expected servicing costs. Changes in the fair value of the mortgage servicing rights are recognized in current period earnings. We also service consumer automobile loans. We do not record servicing rights assets or liabilities for these loans because we receive a fee that adequately compensates us for the servicing costs. We manage the economic risks of these exposures, including market and credit risks, in part through market-based instruments such as derivatives and securities. Refer to the Critical Accounting Estimates discussion within this MD&A and Note 1 to the Consolidated Financial Statements for further information.

Credit Risk Management

Credit risk is defined as the potential failure to receive payments when due from a creditor in accordance with contractual obligations. Therefore, credit risk is a major source of potential economic loss to us. Credit risk is monitored by global and line of business committees and the Global Risk Management organization. Together they oversee the credit decisioning and management processes, and monitor credit risk exposures to ensure they are in a safe-and-sound manner and are within our risk appetite. In addition, our Loan Review Group provides an independent assessment of the quality of our credit portfolios and credit risk management practices, and directly reports its findings to the Risk and Compliance Committee of the Board on a regular basis.

To mitigate risk we have implemented specific policies and processes across all lines of business, utilizing both qualitative and quantitative analyses, that reflect our commitment to maintaining an independent and ongoing assessment of credit risk and credit quality. Our policies require an objective and timely assessment of the overall quality of the consumer and commercial loan and lease portfolios. This includes the identification of relevant trends that affect the collectability of the portfolios, segments of the portfolios that are potential problem areas, loans and leases with potential credit weaknesses, and assessment of the adequacy of internal credit risk policies and procedures to monitor compliance with relevant laws and regulations. In addition, we maintain limits and underwriting guidelines that reflect our risk appetite.

We manage credit risk based on the risk profile of the borrower, the source of repayment, the underlying collateral, and current market conditions. We monitor the credit risk profile of individual borrowers and the aggregate portfolio of borrowers either within a designated geographic region or a particular product or industry segment. To mitigate risk concentrations, we may take part in loan sales and syndications.

Additionally, we utilize numerous strategies in an effort to mitigate loss and provide ongoing support to customers in financial distress. For automobile loans, we offer several types of assistance to aid our customers. Loss mitigation includes changing the maturity date, extending payments, and rewriting the loan terms. These actions are provided with the intent to provide the borrower with additional options in lieu of repossessing their vehicle. For mortgage loans, as part of our participation in certain governmental programs, we offer mortgage loan modifications to qualified borrowers. Numerous initiatives, such as the Home Affordable Modification Program (HAMP) are in place to provide support to our mortgage customers in financial distress, including principal forgiveness, maturity extensions, delinquent interest capitalization, and changes to contractual interest rates.

Furthermore, we manage our counterparty credit exposure based on the risk profile of the counterparty. Within our policies, we have established minimum standards and requirements for managing counterparty risk exposures in a safe-and-sound manner. Counterparty credit risk is derived from multiple exposure types, including derivatives, securities trading, securities financing transactions, financial futures, cash balances (e.g. due from depository institutions, restricted accounts and cash equivalents), and investment in debt securities. For more information on Derivative Counterparty Credit Risk, refer to Note 22 to the Consolidated Financial Statements.

The U.S. economy accelerated in late 2012, and continued to expand during the three months ended March 31, 2013. The labor market recovered further during the quarter, with nonfarm payrolls increasing by more than 500,000 and the unemployment rate falling to a four year low of 7.6%. Within the U.S. automotive portfolio, encouraging trends include new light vehicle sales that averaged 15.3 million during the quarter, an 8% increase over the same period in 2012. Nonetheless, we continue to be cautious with the economic outlook due to uneven manufacturing activity, slow global economic growth and uncertainty regarding the effects of the sequester mandated cuts to U.S. federal government spending.

On-balance Sheet Portfolio

Our on-balance sheet portfolio includes both finance receivables and loans and held-for-sale loans. At March 31, 2013, this primarily included $86.9 billion of automobile finance receivables and loans and $10.4 billion of mortgage finance receivables and loans. Within our on-balance sheet portfolio, we had historically elected to account for certain mortgage loans of ResCap at fair value. The valuation allowance recorded on fair value-elected loans is separate from the allowance for loan losses. Changes in the fair value of loans are classified as gain on mortgage and automotive loans, net, in the Consolidated Statement of Income.

During 2012 and 2013, we further executed on our strategy of discontinuing and selling or liquidating nonstrategic operations. Refer to Note 2 to the Consolidated Financial Statements for additional information.

The following table presents our total on-balance sheet consumer and commercial finance receivables and loans reported at carrying value before allowance for loan losses.

	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)
($ in millions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Consumer
Finance receivables and loans
Loans at historical cost	$64,686	$63,536	$668	$642	$1	$1
Loans at fair value	—	—	—	—	—	—

Total finance receivables and loans	64,686	63,536	668	642	1	1
Loans held-for-sale	701	2,490	26	25	—	—

Total consumer loans	65,387	66,026	694	667	1	1

Commercial
Finance receivables and loans
Loans at historical cost	34,437	35,519	270	216	—	—
Loans at fair value	—	—	—	—	—	—

Total finance receivables and loans	34,437	35,519	270	216	—	—
Loans held-for-sale	17	86	—	—	—	—

Total commercial loans	34,454	35,605	270	216	—	—

Total on-balance sheet loans	$99,841	$101,631	$964	$883	$1	$1

(a)	Includes nonaccrual troubled debt restructured loans (TDRs) of $488 million and $419 million at March 31, 2013, and December 31, 2012, respectively.

(b)	Generally, loans that are 90 days past due and still accruing represent loans with government guarantees. There were no troubled debt restructured loans classified as 90 days past due and still accruing at March 31, 2013 and December 31, 2012.

Total on-balance sheet loans outstanding at March 31, 2013, decreased $1.8 billion to $99.8 billion from December 31, 2012 reflecting a decrease of $1.2 billion in the commercial portfolio and a decrease of $639 million in the consumer portfolio. The decrease in commercial on-balance sheet loans outstanding was primarily driven by the seasonality of dealer inventories and increased competition across the automotive lending market. The decrease in consumer on-balance sheet loans was primarily driven by the reduction of mortgage originations, partially offset by automobile originations, which outpaced portfolio runoff.

The total TDRs outstanding at March 31, 2013, increased $97 million to $1.3 billion from December 31, 2012, primarily due to our loss mitigation procedures and continued foreclosure prevention along with our participation in a variety of government-sponsored refinancing programs. Refer to Note 7 to the Condensed Consolidated Financial Statements for additional information.

Total nonperforming loans at March 31, 2013, increased $81 million to $964 million from December 31, 2012, reflecting an increase of $54 million of commercial nonperforming loans and an increase of $27 million of consumer nonperforming loans. The increase in total nonperforming loans from December 31, 2012, was due in part to the reclassification of a small number of commercial loans to nonperforming status within an overall stable commercial portfolio. Nonperforming loans include finance receivables and loans on nonaccrual status when the principal or interest has been delinquent for 90 days or when full collection is determined not to be probable. Refer to Note 1 to the Consolidated Financial Statements for additional information.

	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)
December 31, ($ in millions)	2012	2011	2012	2011	2012	2011
Consumer
Finance receivables and loans
Loans at historical cost	$63,536	$73,452	$642	$567	$1	$4
Loans at fair value	—	835	—	210	—	—

Total finance receivables and loans	63,536	74,287	642	777	1	4
Loans held-for-sale	2,490	8,537	25	2,820	—	73

Total consumer loans	66,026	82,824	667	3,597	1	77

Commercial
Finance receivables and loans
Loans at historical cost	35,519	40,468	216	339	—	—
Loans at fair value	—	—	—	—	—	—

Total finance receivables and loans	35,519	40,468	216	339	—	—
Loans held-for-sale	86	20	—	—	—	—

Total commercial loans	35,605	40,488	216	339	—	—

Total on-balance sheet loans	$101,631	$123,312	$883	$3,936	$1	$77

(a)	Includes nonaccrual troubled debt restructured loans of $419 million and $934 million at December 31, 2012, and December 31, 2011, respectively.

(b)	Generally, loans that are 90 days past due and still accruing represent loans with government guarantees. This includes no troubled debt restructured loans classified as 90 days past due and still accruing at December 31, 2012, and $42 million at December 31, 2011.
Total on-balance sheet loans outstanding at December 31, 2012, decreased $21.7 billion to $101.6 billion from December 31, 2011 reflecting a decrease of $16.8 billion in the consumer portfolio and a decrease of $4.9 billion in the commercial portfolio. The decrease in total on-balance sheet loans outstanding was primarily driven by the reclassification of foreign Automotive Finance operations to discontinued operations and the deconsolidation of ResCap, partially offset by domestic automobile originations which outpaced portfolio runoff. Refer to Note 1 and Note 2 to the Consolidated Financial Statements for additional information related to ResCap and discontinued operations, respectively.

The total TDRs outstanding at December 31, 2012, decreased $744 million to $1.2 billion from December 31, 2011, due to the deconsolidation of ResCap.

During the third quarter of 2012, the Office of the Comptroller of the Currency (OCC) advised the banks for which they serve as the primary bank regulatory agency that certain loans that are current, have been discharged in a Chapter 7 Bankruptcy and have not been reaffirmed by the borrower should be accounted for as TDRs and written down to collateral value regardless of their current payment history and expected continued performance. The OCC is not our primary regulator, and our primary regulator has not provided definitive guidance. It is accepted that all of the banking regulators will be evaluating this issue in the first quarter of 2013; however, due to industry practice, we have determined that these loans should be accounted for as TDRs on a prospective basis. The write down based on the discounted expected cash flows of these assets has already been considered in our allowance for loan and lease losses recorded at December 31, 2012. The impact of any change will not be material.

Total nonperforming loans at December 31, 2012, decreased $3.1 billion to $883 million from December 31, 2011, reflecting a decrease of $2.9 billion of consumer nonperforming loans and a decrease of $123 million of commercial nonperforming loans. The decrease in total nonperforming loans from December 31, 2011, was primarily due to the deconsolidation of ResCap. Nonperforming loans include finance receivables and loans on nonaccrual status when the principal or interest has been delinquent for 90 days or when full collection is determined not to be probable. Refer to Note 1 to the Consolidated Financial Statements for additional information.

The following table includes consumer and commercial net charge-offs from finance receivables and loans at historical cost and related ratios reported at carrying value before allowance for loan losses.

	Net charge-offs (recoveries)		Net charge-off ratios (a)
Three months ended March 31, ($ in millions)	2013	2012	2013	2012
Consumer
Finance receivables and loans at historical cost	$114	$117	0.7%	0.6%
Commercial
Finance receivables and loans at historical cost	—	(10)	—	(0.1)

Total finance receivables and loans at historical cost	$114	$107	0.5	0.4

(a)	Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.

Net charge-offs were $114 million for the three months ended March 31, 2013, compared to $107 million for the three months ended March 31, 2012. The increase was largely due to recoveries in the commercial portfolio in 2012 that did not repeat in 2013. Loans held-for-sale are accounted for at the lower-of-cost or fair value, and therefore we do not record charge-offs.

	Net charge-offs (recoveries)		Net charge-off ratios (a)
Year ended December 31, ($ in millions)	2012	2011	2012	2011
Consumer
Finance receivables and loans at historical cost	$507	$514	0.7%	0.7%
Commercial
Finance receivables and loans at historical cost	(33)	39	(0.1)	0.1

Total finance receivables and loans at historical cost	$474	$553	0.4	0.5

(a)	Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the year for each loan category.

Net charge-offs were $474 million for the year ended December 31, 2012, compared to $553 million for the year ended December 31, 2011. The decrease in net charge-offs for the year ended December 31, 2012, was largely due to recoveries in the commercial portfolio. Loans held-for-sale are accounted for at the lower-of-cost or fair value, and therefore we do not record charge-offs.

The Consumer Credit Portfolio and Commercial Credit Portfolio discussions that follow relate to consumer and commercial finance receivables and loans recorded at historical cost. Finance receivables and loans recorded at historical cost have an associated allowance for loan losses. Finance receivables and loans measured at fair value were excluded from these discussions since those exposures are not accounted for within our allowance for loan losses.

Consumer Credit Portfolio

Our consumer portfolio primarily consists of automobile loans, first mortgages, and home equity loans (we ceased originating home equity loans in 2009). Loan losses in our consumer portfolio are influenced by general business and economic conditions including unemployment rates, bankruptcy filings, and home and used vehicle prices. Additionally, our consumer credit exposure is significantly concentrated in automobile lending (largely through GM and Chrysler dealerships). Due to our subvention relationships, we are able to mitigate some interest income exposure to certain consumer defaults by receiving a rate support payment directly from the automotive manufacturers at origination.

Credit risk management for the consumer portfolio begins with the initial underwriting and continues throughout a borrower’s credit cycle. We manage consumer credit risk through our loan origination and underwriting policies, credit approval process, and servicing capabilities. We use proprietary credit-scoring models to differentiate the expected default rates of credit applicants enabling us to better evaluate credit applications for approval and to tailor the pricing and financing structure according to this assessment of credit risk. We regularly review the performance of the credit scoring models and update them for historical information and current trends. These and other actions mitigate but do not eliminate credit risk. Improper evaluations of a borrower’s creditworthiness, fraud, and changes in the applicant’s financial condition after approval could negatively affect the quality of our receivables portfolio, resulting in loan losses.

Our servicing activities are another key factor in managing consumer credit risk. Servicing activities consist largely of collecting and processing customer payments, responding to customer inquiries such as requests for payoff quotes, and processing customer requests for account revisions (such as payment extensions and refinancings). Servicing activities are generally consistent across our operations; however, certain practices may be influenced by local laws and regulations.

During the three months ended March 31, 2013 and year ended December 31, 2012, the credit performance of the consumer portfolio remained strong as our charge-off rate was relatively stable. For information on our consumer credit risk practices and policies regarding delinquencies, nonperforming status, and charge-offs, refer to Note 1 to the Consolidated Financial Statements.

The following table includes consumer finance receivables and loans recorded at historical cost reported at carrying value before allowance for loan losses.

	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)
($ in millions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Consumer automobile (c)	$55,014	$53,715	$266	$260	$—	$—
Consumer mortgage
1st Mortgage	7,095	7,173	372	342	1	1
Home equity	2,577	2,648	30	40	—	—

Total consumer finance receivables and loans	$64,686	$63,536	$668	$642	$1	$1

(a)	Includes nonaccrual troubled debt restructured loans of $403 million and $373 million at March 31, 2013, and December 31, 2012, respectively.

(b)	There were no troubled debt restructured loans classified as 90 days past due and still accruing at March 31, 2013, and December 31, 2012.

(c)	Includes $1 million and $2 million of foreign consumer automobile loans at March 31, 2013, and December 31, 2012, respectively.

Total consumer outstanding finance receivables and loans increased $1.2 billion at March 31, 2013 compared with December 31, 2012. This increase was related to growth in our U.S. automobile consumer loan originations largely due to higher industry sales, which outpaced portfolio runoff. Additionally, we continued to prudently expand our nonprime and used originations as a percent of our total originations.

Total consumer nonperforming finance receivables and loans at March 31, 2013 increased $26 million to $668 million from December 31, 2012, reflecting an increase of $20 million of consumer mortgage nonperforming finance receivables and loans and an increase of $6 million of consumer automobile nonperforming finance receivables and loans. Nonperforming consumer mortgage finance receivables and loans increased primarily due to increased TDRs as we continue foreclosure prevention and loss mitigation procedures along with our participation in a variety of government-sponsored refinancing programs. Refer to Note 7 to the Condensed Consolidated Financial Statements for additional information. Nonperforming consumer finance receivables and loans as a percentage of total outstanding consumer finance receivables and loans remained flat at 1.0% at March 31, 2013 and December 31, 2012.

Consumer automotive loans accruing and past due 30 days or more decreased $215 million to $930 million at March 31, 2013, compared with December 31, 2012. The decrease is primarily related to seasonality.

	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)
December 31, ($ in millions)	2012	2011	2012	2011	2012	2011
Domestic
Consumer automobile	$53,713	$46,576	$260	$139	$—	$—
Consumer mortgage
1st Mortgage	7,173	6,867	342	258	1	1
Home equity	2,648	3,102	40	58	—	—

Total domestic	63,534	56,545	642	455	1	1

Foreign
Consumer automobile	2	16,883	—	89	—	3
Consumer mortgage
1st Mortgage	—	24	—	23	—	—
Home equity	—	—	—	—	—	—

Total foreign	2	16,907	—	112	—	3

Total consumer finance receivables and loans	$63,536	$73,452	$642	$567	$1	$4

(a)	Includes nonaccrual troubled debt restructured loans of $373 million and $180 million at December 31, 2012, and December 31, 2011, respectively.

(b)	There were no troubled debt restructured loans classified as 90 days past due and still accruing at December 31, 2012, and December 31, 2011.

Total consumer outstanding finance receivables and loans decreased $9.9 billion at December 31, 2012 compared with December 31, 2011. This decrease was related to the reclassification of foreign Automotive Finance operations to discontinued operations. This was partially offset by an increase in our core domestic business driven by automobile consumer loan originations, which outpaced portfolio runoff, primarily due to increased industry sales and growth in used and non-GM/Chrysler originations. Additionally, we continued to prudently expand our nonprime originations.

Total consumer nonperforming finance receivables and loans at December 31, 2012, increased $75 million to $642 million from December 31, 2011, reflecting an increase of $32 million of consumer automobile nonperforming finance receivables and loans and an increase of $43 million of consumer mortgage nonperforming finance receivables and loans. Nonperforming consumer domestic automotive finance receivables and loans increased due in part to seasoning of the domestic portfolio as well as increased TDRs as we continue to provide additional options in lieu of repossessing vehicles. Nonperforming consumer domestic mortgage finance receivables and loans increased primarily due to increased TDRs as we continue foreclosure prevention and loss mitigation procedures along with our participation in a variety of government-sponsored refinancing programs. Refer to Note 8 to the Consolidated Financial Statements for additional information. Nonperforming consumer finance receivables and loans as a percentage of total outstanding consumer finance receivables and loans were 1.0% and 0.8% at December 31, 2012 and December 31, 2011, respectively.

Consumer domestic automotive loans accruing and past due 30 days or more increased $290 million to $1.1 billion at December 31, 2012, compared with December 31, 2011. The increase is primarily due to asset growth, prudent expansion of underwriting strategy, which was significantly narrowed during the recession, and seasoning of the portfolio.

The following table includes consumer net charge-offs from finance receivables and loans at historical cost and related ratios reported at carrying value before allowance for loan losses.

	Three months ended March 31,
	Net charge-offs		Net charge-off ratios (a)
($ in millions)	2013	2012	2013	2012
Consumer automobile (b)	$93	$74	0.7%	0.4%
Consumer mortgage
1st Mortgage	10	23	0.6	1.4
Home equity	11	20	1.6	2.6

Total consumer finance receivables and loans	$114	$117	0.7	0.6

(a)	Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.

(b)	Includes no foreign consumer automobile net charge-offs for the three months ended March 31, 2013 and $20 million for the three months ended March 31, 2012.

Our net charge-offs from total consumer automobile finance receivables and loans were $93 million for the three months ended March 31, 2013, compared to $74 million for the three months ended March 31, 2012. The $19 million increase was driven primarily by higher U.S. outstandings, change in our U.S. portfolio mix as we prudently expand our nonprime and used originations, and seasoning of the U.S. portfolio. This increase was partially offset by the inclusion of foreign net charge-offs in the three months ended March 31, 2012 prior to the reclassification of the foreign automotive business.

Our net charge-offs from total consumer mortgage receivables and loans were $21 million for the three months ended March 31, 2013, compared to $43 million for the same period in 2012. The decrease was driven by the improved mix of remaining loans as lower quality legacy loans continued to runoff.

	Net charge-offs		Net charge-off ratios (a)
Year ended December 31, ($ in millions)	2012	2011	2012	2011
Domestic
Consumer automobile	$267	$249	0.5%	0.6%
Consumer mortgage
1st Mortgage	82	115	1.2	1.7
Home equity	56	74	2.0	2.3

Total domestic	405	438	0.7	0.8

Foreign
Consumer automobile	102	72	0.6	0.4
Consumer mortgage
1st Mortgage	—	4	4.4	1.2
Home equity	—	—	—	—

Total foreign	102	76	0.6	0.4

Total consumer finance receivables and loans	$507	$514	0.7	0.7

(a)	Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the year for each loan category.

Our net charge-offs from total consumer automobile finance receivables and loans were $369 million for the year ended December 31, 2012, compared to $321 million for the year ended December 31, 2011. The $18 million increase in net charge-offs from the domestic automobile finance receivables and loans for the year ended December 31, 2012, was driven primarily by higher outstandings as the net charge-off rate improved.

Our net charge-offs from total consumer mortgage receivables and loans were $138 million for the year ended December 31, 2012, compared to $193 million in 2011. The decrease was driven by the improved mix of remaining loans as the lower quality legacy loans continued to runoff.

The following table summarizes the unpaid principal balance of total consumer loan originations for the periods shown. Total consumer loan originations include loans classified as finance receivables and loans and loans held-for-sale during the period.

	Three months ended March 31,
($ in millions)	2013	2012
Consumer automobile (a)	$7,022	$10,652
Consumer mortgage
1st Mortgage	6,116	8,596
Home equity	—	—

Total consumer loan originations	$13,138	$19,248

(a)	Includes no foreign consumer automobile originations at March 31, 2013 and $2.5 billion at March 31, 2012.

Total automobile-originated loans decreased $3.6 billion for the three months ended March 31, 2013, compared to the same period in 2012. The decrease was primarily due to the reclassification of our foreign automotive business to discontinued operations at the end of 2012 as well as lower new vehicle originations primarily as a result of more competition within the automotive finance market. Total mortgage-originated loans decreased $2.5 billion for the three months ended March 31, 2013. The decline in loan production was largely driven by our reduced presence in the correspondent lending and direct lending channels.

Consumer loan originations retained on-balance sheet as held-for-investment were $7.5 billion at March 31, 2013, compared to $11.1 billion at March 31, 2012. The decrease was primarily due to the reclassification of our foreign automotive business to discontinued operations at the end of 2012 as well as lower new vehicle originations as a result of more competition within the automotive finance market.

Year ended December 31, ($ in millions)	2012	2011
Domestic
Consumer automobile	$30,351	$32,933
Consumer mortgage
1st Mortgage	32,465	56,258
Home equity	—	—

Total domestic	62,816	89,191

Foreign
Consumer automobile	9,653	9,983
Consumer mortgage
1st Mortgage	—	1,403
Home equity	—	—

Total foreign	9,653	11,386

Total consumer loan originations	$72,469	$100,577

Total automobile-originated loans decreased $2.9 billion for the year ended December 31, 2012, compared to 2011. The decrease was primarily due to lower retail penetration at both GM and Chrysler.

Total mortgage-originated loans decreased $25.2 billion for the year ended December 31, 2012. The decline in loan production was primarily driven by the reduction in correspondent lending.

Consumer loan originations retained on-balance sheet as held-for-investment were $42.2 billion at December 31, 2012, compared to $44.6 billion at December 31, 2011. The decrease was primarily due to lower retail penetration at both GM and Chrysler.

The following table shows the percentage of total consumer finance receivables and loans recorded at historical cost reported at carrying value before allowance for loan losses by state and foreign concentration. Total automobile loans were $55.0 billion, $53.7 billion, and $63.5 billion at March 31, 2013, December 31, 2012, and December 31, 2011, respectively. Total mortgage and home equity loans were $9.7 billion, $9.8 billion, and $10.0 billion at March 31, 2013, December 31, 2012, and December 31, 2011, respectively.

			December 31,
	March 31, 2013 (a)		2012 (a)		2011
	Automobile	1st Mortgage and home equity	Automobile	1st Mortgage and home equity	Automobile	1st Mortgage and home equity
Texas	12.9%	5.8%	12.9%	5.8%	9.5%	5.5%
California	5.6	30.0	5.6	29.2	4.6	25.7
Florida	6.8	3.5	6.7	3.6	4.8	4.0
Pennsylvania	5.2	1.6	5.2	1.6	3.6	1.6
Michigan	4.8	3.9	5.0	4.1	4.0	4.8
Illinois	4.4	4.6	4.3	4.8	3.1	5.0
New York	4.5	2.0	4.6	2.0	3.5	2.3
Ohio	4.0	0.8	4.0	0.8	2.9	1.0
Georgia	3.8	2.0	3.7	1.9	2.5	1.8
North Carolina	3.3	2.0	3.3	2.0	2.2	2.1
Other United States	44.7	43.8	44.7	44.2	32.9	45.9
Foreign (b)	—	—	—	—	26.4	0.3

Total consumer finance receivables and loans	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	Presentation is in descending order as a percentage of total consumer finance receivables and loans at March 31, 2013.

(b)	Foreign consumer finance receivables and loans as of March 31, 2013 and December 31, 2012, were $1 million and $2 million, respectively. These remaining foreign balances are within Finland and the Czech Republic.

We monitor our consumer loan portfolio for concentration risk across the geographies in which we lend. The highest concentrations of loans in the United States are in Texas and California, which represented an aggregate of 21.1% and 21.0% of our total outstanding consumer finance receivables and loans at March 31, 2013, and December 31, 2012, respectively.

Concentrations in our Mortgage operations are closely monitored given the volatility of the housing markets. Our consumer mortgage loan concentrations in California, Florida, and Michigan receive particular attention as the real estate value depreciation in these states has been amongst the most severe.

Repossessed and Foreclosed Assets

We classify an asset as repossessed or foreclosed (included in other assets on the Consolidated Balance Sheet) when physical possession of the collateral is taken. We dispose of the acquired collateral in a timely fashion in accordance with regulatory requirements. For more information on repossessed and foreclosed assets, refer to Note 1 to the Consolidated Financial Statements.

Repossessed assets in our Automotive Finance operations at March 31, 2013 remained flat at $62 million from December 31, 2012. Foreclosed mortgage assets at March 31, 2013, increased $1 million to $7 million from December 31, 2012.

Higher-Risk Mortgage Loans

Since 2009, we primarily focused our origination efforts on prime conforming and government-insured residential mortgages in the United States. However, we continued to hold mortgage loans originated in prior years that have features that expose us to potentially higher credit risk including high original loan-to-value mortgage loans (prime or nonprime), payment-option adjustable-rate mortgage loans (prime nonconforming), interest-only mortgage loans (classified as prime conforming or nonconforming for production and prime nonconforming or nonprime for international production), and below-market rate (teaser) mortgages (prime or nonprime).

In circumstances when a loan has features such that it falls into multiple categories, it is classified to a category only once based on the following hierarchy: (1) high original loan-to-value (LTV) mortgage loans, (2) payment-option adjustable-rate mortgage loans, (3) interest-only mortgage loans, and (4) below-market rate (teaser) mortgages. Given the recent stress within the housing market, we believe this hierarchy provides the most relevant risk assessment of our nontraditional products.

•

High loan-to-value mortgages—Defined as first-lien loans with original loan-to-value ratios equal to or in excess of 100% or second-lien loans that when combined with the underlying first-lien mortgage loan result in an original loan-to-value ratio equal to or in excess of 100%. We ceased originating these loans with the intent to retain during 2009.

•

Payment-option adjustable-rate mortgages—Permit a variety of repayment options. The repayment options include minimum, interest-only, fully amortizing 30-year, and fully amortizing 15-year payments. The minimum payment option generally sets the monthly payment at the initial interest rate for the first year of the loan. The interest rate resets after the first year, but the borrower can continue to make the minimum payment. The interest-only option sets the monthly payment at the amount of interest due on the loan. If the interest-only option payment would be less than the minimum payment, the interest-only option is not available to the borrower. Under the fully amortizing 30- and 15-year payment options, the borrower’s monthly payment is set based on the interest rate, loan balance, and remaining loan term. We ceased originating these loans during 2008.

•

Interest-only mortgages—Allow interest-only payments for a fixed time. At the end of the interest-only period, the loan payment includes principal payments and can increase significantly. The borrower’s new payment, once the loan becomes amortizing (i.e., includes principal payments), will be greater than if the borrower had been making principal payments since the origination of the loan. We ceased originating these loans with the intent to retain during 2010.

•

Below-market rate (teaser) mortgages—Contain contractual features that limit the initial interest rate to a below-market interest rate for a specified time period with an increase to a market interest rate in a future period. The increase to the market interest rate could result in a significant increase in the borrower’s monthly payment amount. We ceased originating these loans with the intent to retain during 2008.

The following table summarizes mortgage finance receivables and loans by higher-risk loan type. These finance receivables and loans are recorded at historical cost and reported at carrying value before allowance for loan losses.

	Outstanding		Nonperforming		Accruing past due 90 days or more
($ in millions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Interest-only mortgage loans (a)	$1,853	$2,063	$111	$125	$—	$—
Below-market rate (teaser) mortgages	185	192	4	3	—	—

Total higher-risk mortgage loans	$2,038	$2,255	$115	$128	$—	$—

(a)	The majority of the interest-only mortgage loans are expected to start principal amortization in 2015 or beyond.

High original LTV mortgage finance receivables and loans at March 31, 2013 remained flat at $1 million from December 31, 2012 and payment-option adjustable-rate mortgage finance receivables and loans at March 31, 2013 decreased $1 million to $2 million from December 31, 2012. There were no high original LTV mortgage loans or payment-option adjustable-rate mortgage loans classified as nonperforming or 90 days past due and still accruing at March 31, 2013 and December 31, 2012.

The allowance for loan losses was $98 million, or 4.8%, of total higher-risk held-for-investment mortgage loans recorded at historical cost based on carrying value outstanding before allowance for loan losses at March 31, 2013.

	2012			2011
December 31, ($ in millions)	Outstanding	Nonperforming	Accruing past due 90 days or more	Outstanding	Nonperforming	Accruing past due 90 days or more
Interest-only mortgage loans (a)	$2,063	$125	$—	$2,947	$147	$—
Below-market rate (teaser) mortgages	192	3	—	248	6	—

Total higher-risk mortgage loans	$2,255	$128	$—	$3,195	$153	$—

(a)	The majority of the interest-only mortgage loans are expected to start principal amortization in 2015 or beyond.

High original LTV mortgage finance receivables and loans and payment-option adjustable-rate mortgage finance receivables and loans remained flat at $1 million and $3 million, respectively, at December 31, 2012 and December 31, 2011. There were no high original LTV mortgage loans or payment-option adjustable-rate mortgage loans classified as nonperforming or 90 days past due and still accruing at December 31, 2012 and December 31, 2011.

The allowance for loan losses was $104 million, or 4.6%, of total higher-risk held-for-investment mortgage loans recorded at historical cost based on carrying value outstanding before allowance for loans losses at December 31, 2012.

The following table includes our five largest state concentrations based on our higher-risk mortgage finance receivables and loans recorded at historical cost and reported at carrying value before allowance for loan losses.

($ in millions)	Interest-only mortgage loans	Below-market rate (teaser) mortgages	Total higher-risk mortgage loans
March 31, 2013
California	$451	$58	$509
Virginia	204	8	212
Maryland	154	5	159
Illinois	94	6	100
Florida	79	9	88
Other United States	871	99	970

Total higher-risk mortgage loans	$1,853	$185	$2,038

	Interest-only mortgage loans	Below-market rate (teaser) mortgages	Total higher-risk mortgage loans
December 31, 2012
California	$500	$60	$560
Virginia	216	9	225
Maryland	166	5	171
Illinois	107	6	113
Michigan	106	5	111
Other United States	968	107	1,075

Total higher-risk mortgage loans	$2,063	$192	$2,255

December 31, 2011
California	$748	$78	$826
Virginia	274	10	284
Maryland	217	6	223
Illinois	153	8	161
Michigan	199	9	208
Other United States	1,356	137	1,493

Total higher-risk mortgage loans	$2,947	$248	$3,195

Commercial Credit Portfolio

Our commercial portfolio consists primarily of automotive loans (wholesale floorplan, dealer term loans including real estate loans, and automotive fleet financing), and some commercial finance loans. In general, the credit risk of our commercial portfolio is impacted by overall economic conditions in the countries in which we operate and the financial health of the automotive manufacturers that provide the inventory we floorplan. As part of our floorplan financing arrangements, we typically require repurchase agreements with the automotive manufacturer to repurchase new vehicle inventory under certain circumstances.

Our credit risk on the commercial portfolio is markedly different from that of our consumer portfolio. Whereas the consumer portfolio represents smaller-balance homogeneous loans that exhibit fairly predictable and stable loss patterns, the commercial portfolio exposures can be less predictable. We utilize an internal credit risk rating system that is fundamental to managing credit risk exposure consistently across various types of commercial borrowers and captures critical risk factors for each borrower. The ratings are used for many areas of credit risk management, such as loan origination, portfolio risk monitoring, management reporting, and loan loss reserves analyses. Therefore, the rating system is critical to an effective and consistent credit risk management framework.

During the three months ended March 31, 2013, the credit performance of the commercial portfolio remained strong as nonperforming finance receivables and loans and net charge-offs remained relatively stable. During the year ended December 31, 2012, the credit performance of the commercial portfolio remained strong as nonperforming finance receivables and loans and net charge-offs declined. For information on our commercial credit risk practices and policies regarding delinquencies, nonperforming status, and charge-offs, refer to Note 1 to the Consolidated Financial Statements.

The following table includes total commercial finance receivables and loans reported at carrying value before allowance for loan losses.

	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)
($ in millions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Commercial and industrial
Automobile	$29,255	$30,270	$168	$146	$—	$—
Mortgage	—	—	—	—	—	—
Other (c)(d)	2,562	2,697	63	33	—	—
Commercial real estate
Automobile	2,620	2,552	39	37	—	—
Mortgage	—	—	—	—	—	—

Total commercial finance receivables and loans	$34,437	$35,519	$270	$216	$—	$—

(a)	Includes nonaccrual troubled debt restructured loans of $85 million and $29 million at March 31, 2013, and December 31, 2012, respectively.

(b)	There were no troubled debt restructured loans classified as 90 days past due and still accruing at March 31, 2013 and December 31, 2012.

(c)	Includes foreign commercial and industrial other outstanding loans of $15 million and $18 million and no nonperforming loans at March 31, 2013, and December 31, 2012, respectively.

(d)	Other commercial primarily includes senior secured commercial lending.

Total commercial finance receivables and loans outstanding decreased $1.1 billion to $34.4 billion at March 31, 2013, from December 31, 2012. The commercial and industrial outstandings decreased $1.1 billion primarily due to seasonality of dealer inventories and increased competition across the automotive lending market.

Total commercial nonperforming finance receivables and loans were $270 million at March 31, 2013, an increase of $54 million compared to December 31, 2012. The increase was primarily due to the reclassification of a small number of commercial loans to nonperforming status within the overall stable commercial portfolio. Total nonperforming commercial finance receivables and loans as a percentage of outstanding commercial finance receivables and loans increased to 0.8% as of March 31, 2013 from 0.6% as of December 31, 2012.

	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)
December 31, ($ in millions)	2012	2011	2012	2011	2012	2011
Domestic
Commercial and industrial
Automobile	$30,270	$26,552	$146	$105	$—	$—
Mortgage	—	1,887	—	—	—	—
Other (c)	2,679	1,178	33	22	—	—
Commercial real estate
Automobile	2,552	2,331	37	56	—	—
Mortgage	—	—	—	—	—	—

Total domestic	35,501	31,948	216	183	—	—

	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)
December 31, ($ in millions)	2012	2011	2012	2011	2012	2011
Foreign
Commercial and industrial
Automobile	—	8,265	—	118	—	—
Mortgage	—	24	—	—	—	—
Other (c)	18	63	—	15	—	—
Commercial real estate
Automobile	—	154	—	11	—	—
Mortgage	—	14	—	12	—	—

Total foreign	18	8,520	—	156	—	—

Total commercial finance receivables and loans	$35,519	$40,468	$216	$339	$—	$—

(a)	Includes nonaccrual troubled debt restructured loans of $29 million and $21 million at December 31, 2012, and December 31, 2011, respectively.

(b)	There were no troubled debt restructured loans classified as 90 days past due and still accruing at December 31, 2012 and December 31, 2011.

(c)	Other commercial primarily includes senior secured commercial lending.

Total commercial finance receivables and loans outstanding decreased $4.9 billion to $35.5 billion at December 31, 2012, from December 31, 2011. The domestic commercial and industrial outstandings increased $3.3 billion primarily due to increased automotive industry sales and corresponding rise in inventories as well as ResCap’s debtor-in-possession financing, partially offset by the wind-down of the mortgage warehouse lending’s portfolio. The foreign commercial and industrial outstandings decreased $8.3 billion primarily due to the reclassification of foreign Automotive Finance operations to discontinued operations.

Total domestic commercial nonperforming finance receivables and loans were $216 million at December 31, 2012, an increase of $33 million compared to December 31, 2011. However, portfolio performance was stable during 2012, and total nonperforming commercial finance receivables and loans as a percentage of outstanding commercial finance receivables and loans declined from 0.8% as of December 31, 2011 to 0.6% as of December 31, 2012.

The following table includes total commercial net charge-offs from finance receivables and loans at historical cost and related ratios reported at carrying value before allowance for loan losses.

	Three months ended March 31,
	Net charge-offs (recoveries)		Net charge-off ratios (a)
($ in millions)	2013	2012	2013	2012
Commercial and industrial
Automobile	$—	$—	—%	—%
Mortgage	—	—	—	—
Other (b)	(1)	(9)	(0.2)	(2.7)
Commercial real estate
Automobile	1	—	0.1	—
Mortgage (c)	—	(1)	—	(23.4)

Total commercial finance receivables and loans	$—	$(10)	—	(0.1)

(a)	Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.

(b)	Includes no foreign net charge-offs for the three months ended March 31, 2013, and $4 million of foreign recoveries for the three months ended March 31, 2012.

(c)	Includes no foreign net charge-offs for the three months ended March 31, 2013, and $1 million of foreign recoveries for the three months ended March 31, 2012.

Our net charge-offs from commercial finance receivables and loans resulted in no net charge-offs for the three months ended March 31, 2013, compared to recoveries of $10 million for the same period in 2012. The change in net charge-offs was largely driven by strong recoveries in certain wind-down portfolios in three months ended March 31, 2012 that did not repeat for the same period in 2013.

	Net charge-off (recoveries)		Net charge-off ratios (a)
Year ended December 31, ($ in millions)	2012	2011	2012	2011
Domestic
Commercial and industrial
Automobile	$2	$7	—%	—%
Mortgage	(1)	(3)	(0.1)	(0.3)
Other	(3)	(7)	(0.2)	(0.5)
Commercial real estate
Automobile	(1)	6	—	0.3
Mortgage	—	(1)	—	n/m

Total domestic	(3)	2	—	—

Foreign
Commercial and industrial
Automobile	(2)	(1)	—	—
Mortgage	—	8	2.2	25.0
Other	(28)	2	(75.3)	0.8
Commercial real estate
Automobile	—	1	0.3	0.3
Mortgage	—	27	(7.1)	60.9

Total foreign	(30)	37	(0.4)	0.4

Total commercial finance receivables and loans	$(33)	$39	(0.1)	0.1

n/m = not meaningful

(a)	Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the year for each loan category.

Our net charge-offs from commercial finance receivables and loans resulted in recoveries of $33 million for the year ended December 31, 2012, compared to net charge-offs of $39 million in 2011. The decrease in net charge-offs during 2012 was largely driven by strong recoveries in certain wind-down portfolios and an improved mix of loans in the existing portfolios.

Commercial Real Estate

The commercial real estate portfolio consists of finance receivables and loans issued primarily to automotive dealers. Commercial real estate finance receivables and loans were $2.6 billion, $2.6 billion and $2.5 billion at March 31, 2103, December 31, 2012, and December 31, 2011 respectively.

The following table presents the percentage of total commercial real estate finance receivables and loans by geographic region and property type. These finance receivables and loans are reported at carrying value before allowance for loan losses.

	March 31, 2013	December 31, 2012
Geographic region
Florida	13.6%	11.7%
Michigan	12.5	12.6
Texas	12.5	13.0
California	9.2	9.3
New York	4.7	4.9
North Carolina	3.9	3.9
Virginia	3.8	3.9
Pennsylvania	3.4	3.3
Georgia	3.1	3.0
Louisiana	2.2	2.2
Other United States	31.1	32.2

Total commercial real estate finance receivables and loans	100.0%	100.0%

Property type
Automotive dealers	100.0%	100.0%

Total commercial real estate finance receivables and loans	100.0%	100.0%

December 31,	2012	2011
Geographic region
Texas	13.0%	12.4%
Michigan	12.6	14.1
Florida	11.7	12.4
California	9.3	9.3
New York	4.9	3.5
Virginia	3.9	4.1
North Carolina	3.9	2.1
Pennsylvania	3.3	2.9
Georgia	3.0	2.5
Tennessee	2.3	1.8
Other United States	32.1	28.3
Foreign	—	6.6

Total commercial real estate finance receivables and loans	100.0%	100.0%

Property type
Automotive dealers	100.0%	99.4%
Other	—	0.6

Total commercial real estate finance receivables and loans	100.0%	100.0%

Commercial Criticized Exposure

Finance receivables and loans classified as special mention, substandard, or doubtful are deemed criticized. These classifications are based on regulatory definitions and generally represent finance receivables and loans within our portfolio that have a higher default risk or have already defaulted. These finance receivables and loans require additional monitoring and review including specific actions to mitigate our potential economic loss.

The following table presents the percentage of total commercial criticized finance receivables and loans by industry concentrations. These finance receivables and loans are reported at carrying value before allowance for loan losses.

	March 31, 2013	December 31, 2012
Industry
Automotive	90.2%	85.7%
Electronics	3.7	1.2
Services	3.6	4.9
Other	2.5	8.2

Total commercial criticized finance receivables and loans	100.0%	100.0%

Total criticized exposures increased $50 million to $1.7 billion at March 31, 2013 from December 31, 2012.

December 31,	2012	2011
Industry
Automotive	85.7%	82.9%
Manufacturing	5.5	1.8
Services	4.9	1.9
Other	3.9	13.4

Total commercial criticized finance receivables and loans	100.0%	100.0%

Total criticized exposures declined $1.4 billion to $1.7 billion at December 31, 2012 from December 31, 2011, primarily due to the reclassification of foreign Automotive Finance operations to discontinued operations as well as improvements in dealer financial condition within the domestic automotive industry. The increase in our automotive criticized concentration rate was driven primarily by the decrease in overall criticized outstandings.

Selected Loan Maturity and Sensitivity Data

The table below shows the commercial finance receivables and loans portfolio and the distribution between fixed and floating interest rates based on the stated terms of the commercial loan agreements. This portfolio is reported at carrying value before allowance for loan losses.

December 31, 2012 ($ in millions)	Within 1 year (a)	1-5 years	After 5 years	Total (b)
Commercial and industrial	$31,107	$1,798	$44	$32,949
Commercial real estate	131	2,004	417	2,552

Total domestic	31,238	3,802	461	35,501

Foreign	3	15	—	18

Total commercial finance receivables and loans	$31,241	$3,817	$461	$35,519

Loans at fixed interest rates		$1,809	$381
Loans at variable interest rates		2,008	80

Total commercial finance receivables and loans		$3,817	$461

(a)	Includes loans (e.g., floorplan) with revolving terms.

(b)	Loan maturities are based on the remaining maturities under contractual terms.

Allowance for Loan Losses

The following tables present an analysis of the activity in the allowance for loan losses on finance receivables and loans.

Three months ended March 31, 2013 ($ in millions)	Consumer automobile	Consumer mortgage	Total consumer	Commercial	Total
Allowance at January 1, 2013	$575	$452	$1,027	$143	$1,170
Charge-offs	(142)	(24)	(166)	(1)	(167)
Recoveries	49	3	52	1	53

Net charge-offs	(93)	(21)	(114)	—	(114)
Provision for loan losses	107	20	127	4	131
Other	10	—	10	—	10

Allowance at March 31, 2013	$599	$451	$1,050	$147	$1,197

Allowance for loan losses to finance receivables and loans outstanding at March 31, 2013 (a)	1.1%	4.7%	1.6%	0.4%	1.2%
Net charge-offs to average finance receivables and loans outstanding at March 31, 2013 (a)	0.7%	0.9%	0.7%	—%	0.5%
Allowance for loan losses to total nonperforming finance receivables and loans at March 31, 2013 (a)	225.1%	112.2%	157.1%	54.5%	127.6%
Ratio of allowance for loan losses to net charge-offs at March 31, 2013	1.6	5.4	2.3	—	2.6

(a)	Coverage percentages are based on the allowance for loan losses related to finance receivables and loans excluding those loans held at fair value as a percentage of the unpaid principal balance, net of premiums and discounts.

The allowance for consumer loan losses at March 31, 2013, declined $283 million compared to March 31, 2012. The decline was primarily due to the reclassification of our foreign automotive business to discontinued operations at the end of 2012 and run-off of legacy mortgage assets.

The allowance for commercial loan losses declined $66 million at March 31, 2013, compared to March 31, 2012, primarily related to continued wind-down of non-core commercial assets which were partially offset by higher core commercial assets.

Three months ended March 31, 2012 ($ in millions)	Consumer automobile	Consumer mortgage	Total consumer	Commercial	Total
Allowance at January 1, 2012	$766	$516	$1,282	$221	$1,503
Charge-offs (a)	(136)	(45)	(181)	(2)	(183)
Recoveries (b)	62	2	64	12	76

Net charge-offs	(74)	(43)	(117)	10	(107)
Provision for loan losses	83	27	110	(12)	98
Other (c)	57	1	58	(6)	52

Allowance at March 31, 2012	$832	$501	$1,333	$213	$1,546

Allowance for loan losses to finance receivables and loans outstanding at March 31, 2012 (d)	1.2%	5.0%	1.7%	0.5%	1.3%
Net charge-offs to average finance receivables and loans outstanding at March 31, 2012 (d)	0.5%	1.7%	0.6%	(0.1)%	0.4%
Allowance for loan losses to total nonperforming finance receivables and loans at March 31, 2012 (d)	339.2%	168.2%	245.4%	70.5%	182.9%
Ratio of allowance for loan losses to net charge-offs at March 31, 2012	2.8	2.9	2.9	(5.4)	3.6

(a)	Includes foreign consumer automobile charge-offs of $36 million.

(b)	Includes foreign consumer automobile and foreign commercial recoveries of $16 million and $5 million, respectively.

(c)	Includes provision for loan losses relating to discontinued operations of $42 million.

(d)	Coverage percentages are based on the allowance for loan losses related to finance receivables and loans excluding those loans held at fair value as a percentage of the unpaid principal balance, net of premiums and discounts.

($ in millions)	Consumer automobile	Consumer mortgage	Total consumer	Commercial	Total
Allowance at January 1, 2012	$766	$516	$1,282	$221	$1,503
Charge-offs
Domestic	(438)	(149)	(587)	(8)	(595)
Foreign	(178)	—	(178)	(3)	(181)

Total charge-offs	(616)	(149)	(765)	(11)	(776)

Recoveries
Domestic	171	11	182	11	193
Foreign	76	—	76	33	109

Total recoveries	247	11	258	44	302

Net charge-offs	(369)	(138)	(507)	33	(474)
Provision for loan losses	257	86	343	(14)	329
Other (a)	(79)	(12)	(91)	(97)	(188)

Allowance at December 31, 2012	$575	$452	$1,027	$143	$1,170

Allowance for loan losses to finance receivables and loans outstanding at December 31, 2012 (b)	1.1%	4.6%	1.6%	0.4%	1.2%
Net charge-offs to average finance receivables and loans outstanding at December 31, 2012 (b)	0.5%	1.4%	0.7%	(0.1)%	0.4%
Allowance for loan losses to total nonperforming finance receivables and loans at December 31, 2012 (b)	221.3%	118.0%	159.8%	66.4%	136.3%
Ratio of allowance for loans losses to net charge-offs at December 31, 2012	1.6	3.3	2.0	(4.3)	2.5

(a)	Includes provision for loan losses relating to discontinued operations of $65 million.

(b)	Coverage percentages are based on the allowance for loan losses related to finance receivables and loans excluding those loans held at fair value as a percentage of the unpaid principal balance, net of premiums and discounts.

The allowance for consumer loan losses at December 31, 2012, declined $255 million compared to December 31, 2011. The decline reflects the reclassification of the foreign Automotive Finance operations to discontinued operations and the runoff of legacy portfolios, which was partially offset by an increase in loans outstanding.

The allowance for commercial loan losses declined $78 million at December 31, 2012, compared to December 31, 2011, primarily related to the ongoing strength in dealer performance, the reclassification of foreign Automotive Finance operations to discontinued operations, and general overall improvement in the Commercial Finance Group’s portfolio.

($ in millions)	Consumer automobile	Consumer mortgage	Total consumer	Commercial	Total
Allowance at January 1, 2011	$970	$580	$1,550	$323	$1,873
Charge-offs
Domestic	(435)	(205)	(640)	(27)	(667)
Foreign	(145)	(5)	(150)	(63)	(213)

Total charge-offs	(580)	(210)	(790)	(90)	(880)

Recoveries
Domestic	186	16	202	25	227
Foreign	73	1	74	26	100

Total recoveries	259	17	276	51	327

Net charge-offs	(321)	(193)	(514)	(39)	(553)
Provision for loan losses	102	126	228	(67)	161
Other (a)	15	3	18	4	22

Allowance at December 31, 2011	$766	$516	$1,282	$221	$1,503

Allowance for loan losses to finance receivables and loans outstanding at December 31, 2011 (b)	1.2%	5.2%	1.7%	0.5%	1.3%
Net charge-offs to average finance receivables and loans outstanding at December 31, 2011 (b)	0.5%	1.9%	0.7%	0.1%	0.5%
Allowance for loan losses to total nonperforming finance receivables and loans at December 31, 2011 (b)	335.8%	152.1%	226.0%	65.3%	165.9%
Ratio of allowance for loans losses to net charge-offs at December 31, 2011	2.4	2.7	2.5	5.7	2.7

(a)	Includes provision for loan losses relating to discontinued operations of $58 million.

(b)	Coverage percentages are based on the allowance for loan losses related to finance receivables and loans excluding those loans held at fair value as a percentage of the unpaid principal balance, net of premiums and discounts.

The allowance for consumer loan losses was $1.3 billion at December 31, 2011, compared to $1.6 billion at December 31, 2010. The decline reflected overall improved credit quality of newer vintages reflecting tightened underwriting standards which was partially offset by an increase in loans outstanding.

The allowance for commercial loan losses was $221 million at December 31, 2011, compared to $323 million at December 31, 2010. The decline was primarily related to improvement in dealer performance and continued wind-down of non-core commercial assets.

Allowance for Loan Losses by Type

The following table summarizes the allocation of the allowance for loan losses by product type.

	2013			2012
March 31, ($ in millions)	Allowance for loan losses	Allowance as a % of loans outstanding	Allowance as a % of allowance for loan losses	Allowance for loan losses	Allowance as a % of loans outstanding	Allowance as a % of allowance for loan losses
Consumer
Consumer automobile (a)	$599	1.1%	50.0%	$832	1.2%	53.8%
Consumer mortgage
1st Mortgage (b)	254	3.6	21.2	265	3.8	17.1
Home equity	197	7.6	16.5	236	7.8	15.3

Total consumer loans	1,050	1.6	87.7	1,333	1.7	86.2

Commercial
Commercial and industrial
Automobile (c)	61	0.2	5.1	108	0.3	7.0
Mortgage (d)	—	—	—	12	0.9	0.8
Other (e)	48	1.9	4.0	50	4.0	3.2
Commercial real estate
Automobile (f)	38	1.5	3.2	38	1.5	2.5
Mortgage (g)	—	—	—	5	34.3	0.3

Total commercial loans	147	0.4	12.3	213	0.5	13.8

Total allowance for loan losses	$1,197	1.2	100.0%	$1,546	1.3	100.0%

(a)	Includes no foreign consumer automobile allowance for loan losses and $204 million at March 31, 2013 and March 31, 2012, respectively.

(b)	Includes no foreign consumer mortgage allowance for loan losses and $3 million at March 31, 2013 and March 31, 2012, respectively.

(c)	Includes no foreign commercial and industrial automobile allowance for loan losses and $46 million at March 31, 2013 and March 31, 2012, respectively.

(d)	Includes no foreign commercial and industrial mortgage allowance for loan losses and $11 million at March 31, 2013 and March 31, 2012, respectively.

(e)	Includes no foreign commercial and industrial other allowance for loan losses and $1 million at March 31, 2013 and March 31, 2012, respectively.

(f)	Includes no foreign commercial real estate automobile allowance for loan losses and $3 million at March 31, 2013 and March 31, 2012, respectively.

(g)	Includes no foreign commercial real estate mortgage allowance for loan losses and $5 million at March 31, 2013 and March 31, 2012, respectively.

	2012			2011
December 31, ($ in millions)	Allowance for loan losses	Allowance as a % of loans outstanding	Allowance as a % of allowance for loan losses	Allowance for loan losses	Allowance as a % of loans outstanding	Allowance as a % of allowance for loan losses
Consumer
Domestic
Consumer automobile	$575	1.1%	49.2%	$600	1.3%	39.9%
Consumer mortgage
1st Mortgage	245	3.4	20.9	275	4.0	18.3
Home equity	207	7.8	17.7	237	7.7	15.8

Total domestic	1,027	1.6	87.8	1,112	2.0	74.0

Foreign
Consumer automobile	—	—	—	166	1.0	11.1
Consumer mortgage
1st Mortgage	—	—	—	4	14.5	0.2
Home equity	—	—	—	—	—	—

Total foreign	—	—	—	170	1.0	11.3

Total consumer loans	1,027	1.6	87.8	1,282	1.7	85.3

Commercial
Domestic
Commercial and industrial
Automobile	55	0.2	4.7	62	0.2	4.0
Mortgage	—	—	—	1	—	0.1
Other	48	1.8	4.1	52	4.4	3.5
Commercial real estate
Automobile	40	1.6	3.4	39	1.7	2.6
Mortgage	—	—	—	—	—	—

Total domestic	143	0.4	12.2	154	0.5	10.2

Foreign
Commercial and industrial
Automobile	—	—	—	48	0.6	3.2
Mortgage	—	—	—	10	43.1	0.7
Other	—	—	—	1	1.9	0.1
Commercial real estate
Automobile	—	—	—	3	1.7	0.2
Mortgage	—	—	—	5	33.2	0.3

Total foreign	—	—	—	67	0.8	4.5

Total commercial loans	143	0.4	12.2	221	0.5	14.7

Total allowance for loan losses	$1,170	1.2	100.0%	$1,503	1.3	100.0%

Provision for Loan Losses

The following table summarizes the provision for loan losses by product type.

	Three months ended March 31,
($ in millions)	2013	2012
Consumer
Consumer automobile	$107	$83
Consumer mortgage
1st Mortgage	19	10
Home equity	1	17

Total consumer loans	127	110

Commercial
Commercial and industrial
Automobile	5	—
Mortgage	—	—
Other	(1)	(7)
Commercial real estate
Automobile	—	(5)
Mortgage	—	—

Total commercial loans	4	(12)

Total provision for loan losses	$131	$98

Year ended December 31, ($ in millions)	2012	2011	2010
Consumer
Domestic
Consumer automobile	$257	$102	$228
Consumer mortgage
1st Mortgage	52	68	68
Home equity	34	58	83

Total domestic	343	228	379

Foreign
Consumer automobile	—	—	(2)
Consumer mortgage
1st Mortgage	—	—	—
Home equity	—	—	—

Total foreign	—	—	(2)

Total consumer loans	343	228	377

Commercial
Domestic
Commercial and industrial
Automobile	(3)	(3)	2
Mortgage	(1)	(3)	(3)
Other	(10)	(51)	(47)
Commercial real estate
Automobile	—	(10)	34
Mortgage	—	—	—

Total domestic	(14)	(67)	(14)

Foreign
Commercial and industrial
Automobile	—	—	(2)
Mortgage	—	—	—
Other	—	—	—
Commercial real estate
Automobile	—	—	—
Mortgage	—	—	—

Total foreign	—	—	(2)

Total commercial loans	(14)	(67)	(16)

Total provision for loan losses	$329	$161	$361

Lease Residual Risk Management

We are exposed to residual risk on vehicles in the consumer lease portfolio. This lease residual risk represents the possibility that the actual proceeds realized upon the sale of returned vehicles will be lower than the projection of these values used in establishing the pricing at lease inception. The following factors most significantly influence lease residual risk. For additional information on our valuation of automobile lease assets and residuals, refer to the Critical Accounting Estimates—Valuation of Automobile Lease Assets and Residuals section within this MD&A.

•

Used vehicle market—We have exposure to changes in used vehicle prices. General economic conditions, used vehicle supply and demand, and new vehicle market prices heavily influence used vehicle prices.

•

Residual value projections—We establish risk adjusted residual values at lease inception by consulting independently published guides and proprietary statistical models. The residual values are consistently monitored during the lease term. These values are projections of expected values in the future (typically between two and four years) based on current assumptions for the respective make and model. Actual realized values often differ.

•	Remarketing abilities—Our ability to efficiently process and effectively market off-lease vehicles affects the disposal costs and the proceeds realized from vehicle sales.

•	Manufacturer vehicle and marketing programs—Automotive manufacturers influence lease residual results in the following ways:

•	The brand image of automotive manufacturers and consumer demand for their products affect residual risk.

•

Automotive manufacturer marketing programs may influence the used vehicle market for those vehicles through programs such as incentives on new vehicles, programs designed to encourage lessees to terminate their leases early in conjunction with the acquisition of a new vehicle (referred to as pull-ahead programs), and special rate used vehicle programs.

•	Automotive manufacturers may provide support to us for certain residual deficiencies.

The following table summarizes the volume of our serviced lease terminations in the United States over recent periods. It also summarizes the average sales proceeds on 24-, 36-, and 48-month scheduled lease terminations for those same periods. The mix of terminated vehicles in 2012 was used to normalize results over previous periods to more clearly demonstrate market pricing trends.

Year ended December 31,	2012	2011	2010
Off-lease vehicles remarketed (in units)	63,315	248,624	376,203
Average sales proceeds on scheduled lease terminations ($ per unit)
24-month (a)	$22,586	n/m	$22,400
36-month (b)	n/m	n/m	n/m
48-month	18,124	16,134	14,289

n/m = not meaningful

(a)	During 2011, 24-month lease terminations were not materially sufficient to create a historical comparison due to our temporary curtailment of leasing in 2009.

(b)	The 36-month lease terminations were not materially sufficient to create a historical multi-year comparison from that term due to our temporary curtailment of leasing in 2009.

The number of off-lease vehicles remarketed in 2012 reached a historic low, declining 75% from 2011. The significant decrease was due to our temporary curtailment of leasing in late 2008 through 2009. Sales proceeds have strengthened since 2009 due primarily to the lower supply of attractive used vehicles, which can be largely attributed to the significant drop in new vehicle sales and leasing activity during the last economic downturn. For information on our Investment in Operating Leases, refer to Note 9 to the Consolidated Financial Statements.

Market Risk

Our automotive financing, mortgage, and insurance activities give rise to market risk representing the potential loss in the fair value of assets or liabilities and earnings caused by movements in market variables, such as interest rates, foreign-exchange rates, equity prices, market perceptions of credit risk, and other market fluctuations that affect the value of securities, assets held-for-sale, and operating leases. We are exposed to interest rate risk arising from changes in interest rates related to financing, investing, and cash management activities. More specifically, we have entered into contracts to provide financing, to retain mortgage servicing rights, and to retain various assets related to securitization activities all of which are exposed in varying degrees to changes in value due to movements in interest rates. Interest rate risk arises from the mismatch between assets and the related liabilities used for funding. We enter into various financial instruments, including derivatives, to maintain the desired level of exposure to the risk of interest rate and other fluctuations. Refer to Note 22 to the Consolidated Financial Statements for further information.

We are also exposed to foreign-currency risk arising from the possibility that fluctuations in foreign-exchange rates will affect future earnings or asset and liability values related to our global operations. We enter into hedges to mitigate foreign exchange risk.

We also have exposure to equity price risk, primarily in our Insurance operations, which invests in equity securities that are subject to price risk influenced by capital market movements. We enter into equity options to economically hedge our exposure to the equity markets.

Although the diversity of our activities from our complementary lines of business may partially mitigate market risk, we also actively manage this risk. We maintain risk management control systems to monitor interest rates, foreign-currency exchange rates, equity price risks, and any of their related hedge positions. Positions are monitored using a variety of analytical techniques including market value, sensitivity analysis, and value at risk models.

Fair Value Sensitivity Analysis

The following table and subsequent discussion presents a fair value sensitivity analysis of our assets and liabilities using isolated hypothetical movements in specific market rates. The analysis assumes adverse instantaneous, parallel shifts in market-exchange rates, interest rate yield curves, and equity prices. Additionally, since only adverse fair value impacts are included, the natural offset between asset and liability rate sensitivities that arise within a diversified balance sheet, such as ours, is not considered.

	2012			2011
December 31, ($ in millions)	Nontrading		Trading	Nontrading		Trading
Financial instruments exposed to changes in:
Interest rates
Estimated fair value	(a	)	$—	(a	)	$549
Effect of 10% adverse change in rates	(a	)	—	(a	)	(2)
Foreign-currency exchange rates
Estimated fair value	$2,791		$—	$6,724		$—
Effect of 10% adverse change in rates	(279)		—	(672)		—
Equity prices
Estimated fair value	$1,152		$—	$1,059		$—
Effect of 10% decrease in prices	(115)		—	(106)		—

(a)	Refer to the next section titled Net Interest Income Sensitivity Analysis for information on the interest rate sensitivity of our nontrading financial instruments.

The fair value of our foreign-currency exchange-rate sensitive financial instruments decreased during the year ended December 31, 2012, compared to 2011, due to decreases in finance receivables and loans that were reclassified to discontinued operations partially offset by a decrease in foreign-denominated short-term borrowings and foreign-denominated long-term debt that were also reclassified to discontinued operations. The net decrease consequently drove the decrease in the fair value estimate and associated adverse 10% change in rates impact. The increase in the fair value of our equity sensitive financial instruments was due to a slightly higher equity investment balance compared to prior year. This change in equity exposure drove our increased sensitivity to a 10% decrease in equity prices.

Net Interest Income Sensitivity Analysis

We use net interest income sensitivity analysis as our primary metric to measure and manage the interest rate sensitivities of our nontrading financial instruments. Interest rate risk represents the most significant market risk to the nontrading exposures. We actively monitor the level of exposure so that movements in interest rates do not adversely affect future earnings.

We prepare forward-looking forecasts of net interest income, which take into consideration anticipated future business growth, asset/liability positioning, and interest rates based on the implied forward curve. Simulations are used to assess changes in net interest income in multiple interest rates scenarios relative to the baseline forecast. The changes in net interest income relative to the baseline are defined as the sensitivity. The net interest income sensitivity tests measure the potential change in our pretax net interest income over the following twelve months. A number of alternative rate scenarios are tested including immediate parallel shocks to the forward yield curve, nonparallel shocks to the forward yield curve, and stresses to certain term points on the yield curve in isolation to capture and monitor a number of risk types.

Included in our forward-looking forecast is the planned sale of our international and Canadian operations. These instruments were moved to discontinued operations at year end 2012 based on their expected sale in 2013. Consequently, the interest income and expense from these instruments is not included in net interest income and their interest sensitivity is managed using a fair value approach. Therefore, we no longer include the interest sensitivity of these financial instruments in our net interest income simulations.

Our twelve-month pretax net interest income sensitivity based on the forward-curve was as follows.

Year ended December 31, ($ in millions)	2012	2011
Parallel rate shifts
-100 basis points	$(7)	$73
+100 basis points	(46)	(84)
+200 basis points	48	88

The adverse change in net interest income in the -100 basis point scenario in the 2012 analysis is mainly due to the low interest rate environment as further declines in deposit and short funding rates are limited. The positive change in net interest income in the +200 basis point scenario is mainly due to income on certain commercial loans that have rate index floors. Interest income on these loans increases significantly as interest rates and the related rate index rises above the level of the floor.

The change in net interest income sensitivity from the prior year was due to the lower and flatter yield curve and to a lesser extent the planned sale of our international operations.

Operational Risk

We define operational risk as the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is an inherent risk element in each of our businesses and related support activities. Such risk can manifest in various ways, including errors, business interruptions, and inappropriate behavior of employees, and can potentially result in financial losses and other damage to us. Examples of operational risk include legal/compliance, vendor management, model, reputational, and representation and warranty obligation risks (See the Purchase Obligations discussion within this MD&A).

To monitor and control such risk, we maintain a system of policies and a control framework designed to provide a sound and well-controlled operational environment. This framework employs practices and tools designed to maintain risk governance, risk and control assessment and testing, risk monitoring, and transparency through risk reporting mechanisms. The goal is to maintain operational risk at appropriate levels in view of our financial strength, the characteristics of the businesses and the markets in which we operate, and the related competitive and regulatory environment.

Notwithstanding these risk and control initiatives, we may incur losses attributable to operational risks from time to time, and there can be no assurance these losses will not be incurred in the future.

Insurance / Underwriting Risk

In underwriting our vehicle service contracts and insurance policies, we assess the particular risk involved, including losses and loss adjustment expenses, and determine the acceptability of the risk as well as the categorization of the risk for appropriate pricing. We base our determination of the risk on various assumptions tailored to the respective insurance product. With respect to vehicle service contracts, assumptions include the quality of the vehicles produced, the price of replacement parts, repair labor rates in the future, and new model introductions. Insurance risk also includes event risk, which is synonymous with pure risk, hazard risk, or insurance risk, and presents no chance of gain, only of loss.

In some instances, reinsurance is used to reduce the risk associated with volatile businesses, such as catastrophe risk in U.S. dealer vehicle inventory insurance. Our commercial products business is covered by traditional catastrophe protection, aggregate stop loss protection, and extension of catastrophe coverage for hurricane events. In addition, loss control techniques, such as hail nets or storm path monitoring to assist dealers in preparing for severe weather, help to mitigate loss potential.

We mitigate losses by the active management of claim settlement activities using experienced claims personnel and the evaluation of current period reported claims. Losses for these events may be compared to prior claims experience, expected claims, or loss expenses from similar incidents to assess the reasonableness of incurred losses.

In accordance with industry and accounting practices and applicable insurance laws and regulatory requirements, we maintain reserves for reported losses, losses incurred but not reported, and loss adjustment expenses. The estimated values of our prior reported loss reserves and changes to the estimated values are routinely monitored by credentialed actuaries. Our reserve estimates are regularly reviewed by management; however, since the reserves are based on estimates and numerous assumptions, the ultimate liability may differ from the amount estimated.

Country Risk

We have exposures to obligors domiciled in foreign countries; and therefore, our portfolio is subject to country risk. Country risk is the risk that conditions in a foreign country will impair the value of our assets, restrict our ability to repatriate equity or profits, or adversely impact the ability of the guarantor to uphold their obligations to us. Country risk includes risks arising from the economic, political, and social conditions prevalent in a country, as well as the strengths and weaknesses in the legal and regulatory framework. These conditions may have potentially favorable or unfavorable consequences for our investments in a particular country.

Country risk is measured by determining our cross-border outstandings in accordance with Federal Financial Institutions Examination Council guidelines. Cross-border outstandings are reported as assets within the country of which obligor or guarantor resides. Furthermore, outstandings backed by tangible collateral are reflected under the country in which the collateral is held. For securities received as collateral, cross-border outstandings are assigned to the domicile of the issuer of the securities. Resale agreements are presented based on the domicile of the counterparty.

The following table lists all countries in which cross-border outstandings exceed 1.0% of consolidated assets.

($ in millions)	Banks	Sovereign	Other	Net local country assets	Derivatives	Total cross- border outstandings (a)
2012 (b)
Canada	$396	$305	$190	$2,953	$6	$3,850
Germany	10	30	3	3,340	450	3,833
United Kingdom	265	—	16	2,348	237	2,866
2011 (b)
Canada	$343	$250	$451	$3,746	$20	$4,810
Germany	47	32	5	3,219	576	3,879
United Kingdom	311	6	13	962	1,356	2,648

(a)	As we continue to execute on our strategy of selling or liquidating our nonstrategic operations, our total cross-border outstandings will significantly decline upon the completion of the transactions.

(b)	Our total cross-border exposure to Portugal, Ireland, Italy, Greece, and Spain was $649 million and $327 million as of December 31, 2012, and 2011, respectively, most of which was nonsovereign exposure.

Liquidity Management, Funding, and Regulatory Capital

Overview

The purpose of liquidity management is to ensure our ability to meet changes in loan and lease demand, debt maturities, deposit withdrawals, and other cash commitments under both normal operating conditions as well as periods of economic or financial stress. Our primary objective is to maintain cost-effective, stable and diverse sources of funding capable of sustaining the organization throughout all market cycles. Sources of liquidity include both retail and brokered deposits and secured and unsecured market-based funding across various maturity, interest rate, and investor profiles. Further liquidity is available through a pool of unencumbered highly liquid securities, borrowing facilities, repurchase agreements, as well as funding programs supported by the Federal Reserve and the Federal Home Loan Bank of Pittsburgh (FHLB).

We define liquidity risk as the risk that an institution’s financial condition or overall safety and soundness is adversely affected by an inability, or perceived inability, to meet its financial obligations, and to withstand unforeseen liquidity stress events. Liquidity risk can arise from a variety of institution specific or market-related events that could have a negative impact on cash flows available to the organization. Effective management of liquidity risk helps ensure an organization’s preparedness to meet uncertain cash flow obligations caused by unanticipated events. The ability of financial institutions to manage liquidity needs and contingent funding exposures has proven essential to their solvency.

The Asset-Liability Committee (ALCO) is chaired by the Corporate Treasurer and is responsible for monitoring Ally’s liquidity position, funding strategies and plans, contingency funding plans, and counterparty credit exposure arising from financial transactions. Corporate Treasury is responsible for managing the liquidity positions of Ally within prudent operating guidelines and targets approved by ALCO and the Risk and Compliance Committee of the Ally Financial Board of Directors. We manage liquidity risk at the business segment, legal entity, and consolidated levels. Each business segment, along with Ally Bank, prepares periodic forecasts depicting anticipated funding needs and sources of funds with oversight and monitoring by Corporate Treasury. Corporate Treasury manages liquidity under baseline economic projections as well as more severe economic stressed environments. Corporate Treasury, in turn, plans, and executes our funding strategies.

Ally uses multiple measures to frame the level of liquidity risk, manage the liquidity position, or identify related trends as early warning indicators. These measures include coverage ratios that measure the sufficiency of the liquidity portfolio and stability ratios that measure longer-term structural liquidity. In addition, we have established several internal management routines designed to review all aspects of liquidity and funding plans, evaluate the adequacy of liquidity buffers, review stress testing results, and assist senior management in the execution of its structured funding strategy and risk management accountabilities.

We maintain available liquidity in the form of cash, unencumbered highly liquid securities, and available credit facility capacity that, taken together, allows us to operate and to meet our contractual and contingent obligations in the event of market-wide disruptions and enterprise-specific events. We maintain available liquidity at various entities and consider regulatory restrictions and tax implications that may limit our ability to transfer funds across entities. At March 31, 2013 and December 31, 2012, we maintained $19.5 billion and $15.6 billion of total available parent company liquidity and $10.4 billion and $13.2 billion of total available liquidity at Ally Bank respectively. Parent company liquidity is defined as our consolidated operations less Ally Bank and the subsidiaries of Ally Insurance’s holding company. To optimize cash and secured facility capacity between entities, the parent company lends cash to Ally Bank on occasion under an intercompany loan agreement. At March 31, 2013 and December 31, 2012, $2.2 billion and $1.6 billion was outstanding under the intercompany loan agreement, respectively. Amounts outstanding are repayable to the parent company upon demand, subject to five days notice. As a result, this amount is included in the parent company available liquidity and excluded from the available liquidity at Ally Bank.

Funding Strategy

Liquidity and ongoing profitability are largely dependent on our timely and cost-effective access to retail deposits and funding in different segments of the capital markets. Our funding strategy largely focuses on the development of diversified funding sources across a global investor base to meet all our liquidity needs throughout different market cycles, including periods of financial distress. These funding sources include unsecured debt capital markets, unsecured retail term notes, public and private asset-backed securitizations, committed and uncommitted credit facilities, brokered certificates of deposits, and retail deposits. We also supplement these sources with a modest amount of short-term borrowings, including Demand Notes, bank loans, and repurchase arrangements. The diversity of our funding sources enhances funding flexibility, limits dependence on any one source, and results in a more cost-effective funding strategy over the long term. We evaluate funding markets on an ongoing basis to achieve an appropriate balance of unsecured and secured funding sources and the maturity profiles of both. In addition, we further distinguish our funding strategy between Ally Bank funding and parent company or nonbank funding.

We diversify Ally Bank’s overall funding in order to reduce reliance on any one source of funding and to achieve a well-balanced funding portfolio across a spectrum of risk, duration, and cost of funds characteristics. Over the past few years, we have been focused on diversifying our funding sources, in particular at Ally Bank by growing retail deposits, expanding public and private securitization programs, maintaining the maturity profile of our brokered deposit portfolio while not exceeding a $10.0 billion portfolio, establishing repurchase agreements, and continuing to access funds from the Federal Home Loan Banks.

Since 2009, we have been directing new bank-eligible assets in the United States to Ally Bank in order to reduce and minimize our nonbanking exposures and funding requirements and to utilize our growing consumer deposit-taking capabilities. This has allowed us to use bank funding for a wider array of our automotive finance assets and to provide a sustainable long-term funding channel for the business, while also improving the cost of funds for the enterprise.

Ally Bank

Ally Bank raises deposits directly from customers through the direct banking channel via the internet and over the telephone. These deposits provide our Automotive Finance and Mortgage operations with a stable and low-cost funding source. At March 31, 2013 and December 31, 2012, Ally Bank had $49.5 billion and $46.9 billion of total external deposits, including $38.8 billion and $35.0 billion of retail deposits, respectively.

At March 31, 2013, Ally Bank maintained cash liquidity of $3.1 billion and unencumbered highly liquid U.S. federal government and U.S. agency securities of $6.2 billion. In addition, at March 31, 2013, Ally Bank had unused capacity in committed secured funding facilities of $3.3 billion, including an equal allocation of shared unused capacity of $3.0 billion from a facility also available to the parent company. At December 31, 2012, Ally Bank maintained cash liquidity of $2.7 billion and unencumbered highly liquid U.S. federal government and U.S. agency securities of $5.9 billion. In addition, at December 31, 2012, Ally Bank had unused capacity in committed secured funding facilities of $6.2 billion, including an equal allocation of shared unused capacity of $3.0 billion from a facility also available to the parent company. Our ability to access this unused capacity depends on having eligible assets to collateralize the incremental funding and, in some instances, the execution of interest rate hedges. To optimize use of cash and secured facility capacity between entities, Ally Financial lends cash to Ally Bank from time to time under an intercompany agreement. Amounts outstanding on this loan are repayable to Ally Financial at any time. Ally Bank has total available liquidity of $10.4 billion and $13.2 billion at March 31, 2013 and December 31, 2012, which excludes the intercompany loan of $2.2 billion and $1.6 billion, respectively.

Maximizing bank funding continues to be a key part of our long-term liquidity strategy. We have made significant progress in migrating assets to Ally Bank and growing our retail deposit base since becoming a bank holding company in December 2008. Retail deposit growth is key to further reducing our cost of funds and decreasing our reliance on the capital markets. We believe deposits provide a stable, low-cost source of funds that are less sensitive to interest rate changes, market volatility, or changes in our credit ratings when compared to other funding sources. We have continued to expand our deposit gathering efforts through our direct and indirect marketing channels. Current retail product offerings consist of a variety of products including certificates of deposits (CDs), savings accounts, money market accounts, IRA deposit products, as well as an interest checking product. In addition, we utilize brokered deposits, which are obtained through third-party intermediaries. In the first three months of 2013 the deposit base at Ally Bank grew $2.6 billion, ending the quarter at $49.5 billion from $46.9 billion at December 31, 2012. The growth in deposits has been primarily attributable to our retail deposit portfolio, particularly within our savings and money market checking accounts, and our CDs. Strong retention rates continue to materially contribute to our growth in retail deposits. In the first quarter of 2013 we retained 93% of maturing CD balances up for renewal in the same period. In addition to retail and brokered deposits, Ally Bank had access to funding through a variety of other sources including FHLB advances, public securitizations, private secured funding arrangements, and the Federal Reserve’s Discount Window. During 2012, the deposit base at Ally Bank grew $7.3 billion, ending the year at $46.9 billion from $39.6 billion at December 31, 2011. The growth in deposits has been primarily attributable to our retail deposit portfolio, particularly within our savings and money market checking accounts, and our CDs. Strong retention rates continue to materially contribute to our growth in retail deposits. In the fourth quarter of 2012 we retained 93% of maturing CD balances up for renewal in the same period. In addition to retail and brokered deposits, Ally Bank had access to funding through a variety of other sources including FHLB advances, public securitizations, private secured funding arrangements, and the Federal Reserve’s Discount Window. At March 31, 2013 and December 31, 2012, debt outstanding from the FHLB totaled $4.5 billion and $4.8 billion with no debt outstanding from the Federal Reserve, respectively. Also, as part of our liquidity and funding plans, Ally Bank utilizes certain securities as collateral to access funding from repurchase agreements with third parties. Repurchase agreements are generally short-term. At March 31, 2013, Ally Bank had $0.5 billion outstanding under repurchase agreements. At December 31, 2012, Ally Bank had no debt outstanding under repurchase agreements. Refer to Note 12 to the Condensed Consolidated Financial Statements for a summary of deposit funding by type.

The following table shows Ally Bank’s number of accounts and deposit balances by type as of the end of each quarter since 2011.

($ in millions)	1st Quarter 2013	4th Quarter 2012	3rd Quarter 2012	2nd Quarter 2012	1st Quarter 2012	4th Quarter 2011	3rd Quarter 2011	2nd Quarter 2011	1st Quarter 2011
Number of retail accounts	1,334,483	1,219,791	1,142,837	1,082,753	1,036,468	976,877	919,670	851,991	798,622
Deposits
Retail	$38,770	$35,041	$32,139	$30,403	$29,323	$27,685	$26,254	$24,562	$23,469
Brokered	9,877	9,914	9,882	9,905	9,884	9,890	9,911	9,903	9,836
Other (a)	844	1,977	2,487	2,411	2,314	2,029	2,704	2,405	2,064

Total deposits	$49,491	$46,932	$44,508	$42,719	$41,521	$39,604	$38,869	$36,870	$35,369

(a)	Other deposits include mortgage escrow and other deposits (excluding intercompany deposits).

In addition to building a larger deposit base, we continue to remain active in the securitization markets to finance our Ally Bank automotive loan portfolios. During the first quarter of 2013, Ally Bank completed one term securitization transaction backed by dealer floor plan loans raising $1.0 billion. During 2012, Ally Bank completed eleven term securitization transactions backed by retail and dealer floorplan automotive loans and lease notes raising $11.8 billion. Securitization has proven to be a reliable and cost-effective funding source. Additionally, for retail automotive loans and lease notes, the term structure of the transaction locks in funding for a specified pool of loans and leases for the life of the underlying asset creating an effective tool for managing interest rate and liquidity risk. We manage the execution risk arising from secured funding by maintaining a diverse investor base and maintaining capacity in our committed secured facilities. At March 31, 2013 and December 31, 2012, Ally Bank had exclusive access to $3.5 billion and $8.5 billion from committed credit facilities, respectively. At March 31, 2013, it included a $2.5 billion syndicated facility that can fund automotive retail and dealer floorplan loans, as well as leases. In March 2013, this facility was renewed by a syndicate of nineteen lenders and extended until June 2014. Ally Bank also had access to a $4.1 billion committed facility that is shared with the parent company at March 31, 2013 and December 31, 2012.

Nonbank Funding

At March 31, 2013, the parent company maintained liquid cash in the amount of $3.5 billion and unencumbered highly liquid U.S. federal government and U.S. agency securities of $0.9 billion. In addition, at March 31, 2013, the parent company had available liquidity from unused capacity in committed credit facilities of $11.3 billion, including an equal allocation of shared unused capacity of $3.0 billion from a facility also available to Ally Bank. At December 31, 2012, the parent company maintained liquid cash in the amount of $4.2 billion and unencumbered highly liquid U.S. federal government and U.S. agency securities of $0.9 billion. In addition, at December 31, 2012, the parent company had available liquidity from unused capacity in committed credit facilities of $7.2 billion, including an equal allocation of shared unused capacity of $3.0 billion from a facility also available to Ally Bank. Parent company funding is defined as our consolidated operations less our Insurance operations and Ally Bank. Our ability to access unused capacity in secured facilities depends on the availability of eligible assets to collateralize the incremental funding and, in some instances, the funding also relies on the execution of interest rate hedges. Funding sources at the parent company generally consist of longer-term unsecured debt, unsecured retail term notes, committed credit facilities, asset-backed securitizations, and a modest amount of short-term borrowings. To optimize use of cash and secured facility capacity between entities, Ally Financial lends cash to Ally Bank from time to time under an intercompany agreement. Amounts outstanding on this loan are repayable to Ally Financial at any time. The parent company has total available liquidity of $19.5 billion and $15.6 billion at March 31, 2013 and December 31, 2012, which includes the intercompany loan of $2.2 billion and $1.6 billion, respectively. The total available liquidity amount at March 31, 2013 and December 31, 2012 also includes $1.6 and billion $1.7 billion of availability that is sourced from certain committed funding arrangements generally reliant upon the origination of future automotive receivables over the remaining year, respectively.

During 2012, we completed five transactions totaling $3.6 billion in funding through the U.S. debt capital markets. We will access the unsecured debt capital markets on an opportunistic basis to help pre-fund upcoming debt maturities. In addition, we have short-term and long-term unsecured debt outstanding from a legacy retail term note program known as SmartNotes. This program generally consisted of fixed-rate instruments with fixed-maturity dates ranging from 9 months to 30 years that were issued through a network of participating broker-dealers. During 2012, we launched a new retail term note program known as Ally Term Notes. There were $7.6 billion, $7.9 billion and $9.0 billion of combined retail term notes outstanding at March 31, 2013, and December 31, 2012 and 2011, respectively.

We also obtain unsecured funding from the sale of floating-rate demand notes under our Demand Notes program. The holder has the option to require us to redeem these notes at any time without restriction. Demand Notes outstanding were $3.2 billion at March 31, 2013, $3.1 billion at December 31, 2012, and $2.8 billion at December 31, 2011. Refer to Note 13 and Note 14 to the Condensed Consolidated Financial Statements for additional information about our outstanding short-term borrowings and long-term unsecured debt, respectively.

Secured funding continues to be a significant source of financing at the parent company. In January 2013 Ally Financial completed a non-prime retail public securitization using the Capital Auto Receivables Asset Trust (CARAT) platform, our first since 2008, raising more than $1.5 billion. We continue to maintain significant funding capacity at the parent company to fund automotive-related assets, including a $8.5 billion syndicated facility that can fund automotive retail and dealer floorplan loans, as well as leases. In March 2013, this facility was renewed by a syndicate of nineteen lenders and extended until March 2015. At March 31, 2013, the parent company had $15.6 billion of exclusive commitments in the U.S. in various facilities secured by automotive and commercial finance assets. The parent company also had access to a $4.1 billion committed facility that is shared with Ally Bank.

Recent Funding Developments

In summary, during 2012, we completed funding transactions totaling more than $28.0 billion and renewed key existing funding facilities as we realized access to both the public and private markets. Key funding highlights from 2012 and 2013 to date were as follows:

•	We accessed the unsecured debt capital markets in February, June, August, and December of 2012 and raised $3.6 billion.

•

In 2012, we have continued to access the public asset-backed securitization markets completing eleven U.S. transactions that raised $11.8 billion. Included within the total amount is Ally Bank’s inaugural term lease transaction in the U.S. totaling $1.3 billion in funding. Additionally, we completed European and Canadian (retail and dealer floorplan) transactions that raised $1.9 billion and $516 million, respectively.

•	We created $7.1 billion of new private capacity to fund automotive assets.

•

We renewed and extended more than $22.0 billion of key automotive funding facilities. The automotive facility renewal amount includes the March 2012 refinancing of $15.0 billion in credit facilities at both the parent company and Ally Bank with a syndicate of nineteen lenders. The $15.0 billion capacity is secured by retail, lease and dealer floorplan automotive assets and is allocated to two separate $7.5 billion facilities, one of which is available to the parent company and a Canadian subsidiary while the other is available to Ally Bank. Half of the capacity matures in March 2013 and the other half matures in March 2014. We are currently working on the renewal of the $15.0 billion facility and expect to reduce the total capacity.

•

In March 2013, $11.0 billion in credit facilities were renewed at both the parent company and Ally Bank with a syndicate of nineteen lenders. The $11.0 billion capacity is secured by retail, lease and dealer floorplan automotive assets and is allocated to two separate facilities, one is a $8.5 billion facility maturing in March 2015, which is available to the parent company while the other is a $2.5 billion facility available to Ally Bank maturing in June 2014.

•	In January 2013, Ally Financial issued a non-prime retail public securitization, the first since 2008 using its existing CARAT platform. This transaction raised more than $1.5 billion.

•	In February 2013, Ally Bank issued a public dealer floorplan securitization. This transaction raised $1.0 billion.

•	In April 2013, Ally Bank issued a public retail securitization. This transaction raised over $900 million.

•	In April 2013, Ally Bank issued a public dealer floorplan securitization. This transaction raised approximately $550 million.

In October and December of 2012, we repaid $2.9 billion and $4.5 billion in debt issued under the FDIC’s Temporary Liquidity Guarantee Program, respectively. As of December 31, 2012, there is no outstanding TLGP debt.

Funding Sources

The following table summarizes debt and other sources of funding and the amount outstanding under each category for the periods shown.

As a result of our funding strategy to maximize funding sources at Ally Bank and grow our retail deposit base, the percentage of funding sources from Ally Bank has increased. In addition, deposits represent a larger portion of the overall funding mix.

($ in millions)	Bank	Nonbank	Total	%
March 31, 2013
Secured financings	$25,864	$12,926	$38,790	31
Institutional term debt	—	22,212	22,212	18
Retail debt programs (a)	—	13,274	13,274	11
Bank loans and other	2	5	7	—

Total debt (b)	25,866	48,417	74,283	60
Deposits (c)	49,491	835	50,326	40

Total on-balance sheet funding	$75,357	$49,252	$124,609	100

December 31, 2012
Secured financings	$29,161	$15,950	$45,111	35
Institutional term debt	—	22,200	22,200	17
Retail debt programs (a)	—	13,451	13,451	10
Bank loans and other	2	164	166	—

Total debt (b)	29,163	51,765	80,928	62
Deposits (c)	46,932	983	47,915	38

Total on-balance sheet funding	$76,095	$52,748	$128,843	100

($ in millions)	Bank	Nonbank	Total	%
December 31, 2011
Secured financings	$25,533	$27,432	$52,965	37
Institutional term debt	—	22,456	22,456	15
Retail debt programs (a)	—	14,148	14,148	10
Temporary Liquidity Guarantee Program (d)	—	7,400	7,400	5
Bank loans and other	1	2,446	2,447	2

Total debt (b)	25,534	73,882	99,416	69

Deposits (c)	39,604	5,446	45,050	31

Total on-balance sheet funding	$65,138	$79,328	$144,466	100

Off-balance sheet securitizations
Mortgage loans	$—	$60,630	$60,630

Total off-balance sheet securitizations	$—	$60,630	$60,630

(a)	Primarily includes $7.6 billion, $7.9 billion and $9.0 billion of Retail Term Notes at March 31, 2013, December 31, 2012 and December 31, 2011, respectively.

(b)	Excludes fair value adjustment as described in Note 22 to the Condensed Consolidated Financial Statements and Note 25 to the Consolidated Financial Statements.

(c)	Bank deposits include retail, brokered, mortgage escrow, and other deposits. Nonbank deposits include dealer deposits. Intercompany deposits are not included.

(d)	The $7.4 billion of TLGP matured and was repaid in the fourth quarter of 2012.

Refer to Note 14 to the Condensed Consolidated Financial Statements for a summary of the scheduled maturity of long-term debt at March 31, 2013.

Funding Facilities

We utilize both committed and uncommitted credit facilities. The financial institutions providing the uncommitted facilities are not contractually obligated to advance funds under them. The amounts outstanding under our various funding facilities are included on our Condensed Consolidated Balance Sheet.

The total capacity in our committed funding facilities is provided by banks and other financial institutions through private transactions. The committed secured funding facilities can be revolving in nature and allow for additional funding during the commitment period, or they can be amortizing and not allow for any further funding after the closing date. At March 31, 2013, $26.1 billion of our $33.4 billion of committed capacity was revolving. Our revolving facilities generally have an original tenor ranging from 364 days to two years. As of March 31, 2013, we had $16.9 billion of committed funding capacity from revolving facilities with a remaining tenor greater than 364 days.

Committed Funding Facilities

	Outstanding		Unused Capacity (a)		Total Capacity
($ in billions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Bank funding
Secured	$1.7	$3.8	$1.8	$4.7	$3.5	$8.5
Nonbank funding
Unsecured (b)	0.1	0.1	—	—	0.1	0.1
Secured (c) (d) (e)	13.9	22.5	11.8	7.8	25.7	30.3

Total nonbank funding	14.0	22.6	11.8	7.8	25.8	30.4

Shared capacity (f) (g)	1.1	1.1	3.0	3.0	4.1	4.1

Total committed facilities	$16.8	$27.5	$16.6	$15.5	$33.4	$43.0

(a)	Funding from committed secured facilities is available on request in the event excess collateral resides in certain facilities or is available to the extent incremental collateral is available and contributed to the facilities.

(b)	Total unsecured nonbank funding capacity represents committed funding for our discontinued international automobile financing business.

(c)	Total secured nonbank funding capacity includes committed funding for our discontinued international automobile financing business of $6.9 billion and $12.0 billion as of March 31, 2013 and December 31, 2012, respectively, with outstanding debt of $5.1 billion and $9.6 billion, respectively.

(d)	Total unused capacity includes $2.1 billion and $2.2 billion as of March 31, 2013 and December 31, 2012, respectively, from certain committed funding arrangements that are generally reliant upon the origination of future automotive receivables and that are available in 2013.

(e)	Includes the secured facilities of our Commercial Finance Group.

(f)	Funding is generally available for assets originated by Ally Bank or the parent company, Ally Financial Inc.

(g)	Total shared bank facilities includes committed funding for our discontinued international automobile financing business of $0.1 billion and $0.1 billion as of March 31, 2013 and December 31, 2012, respectively with outstanding debt of $0.1 billion and $0.1 billion, respectively.

	Outstanding		Unused capacity (a)		Total capacity
December 31, ($ in billions)	2012	2011	2012	2011	2012	2011
Bank funding
Secured - U.S.	$3.8	$5.8	$4.7	$3.7	$8.5	$9.5
Nonbank funding
Unsecured
Automotive Finance — U.S.	—	—	—	0.5	—	0.5
Automotive Finance — International	0.1	0.3	—	—	0.1	0.3
Secured
Automotive Finance — U.S. (b) (c)	12.9	4.2	5.4	10.2	18.3	14.4
Automotive Finance — International (b)	9.6	10.1	2.4	3.0	12.0	13.1
Mortgage operations	—	0.7	—	0.5	—	1.2

Total nonbank funding	22.6	15.3	7.8	14.2	30.4	29.5
Shared capacity (d)
U.S.	1.0	1.5	3.0	2.5	4.0	4.0
International	0.1	0.1	—	—	0.1	0.1

Total committed facilities	27.5	22.7	15.5	20.4	43.0	43.1

(a)	Funding from committed secured facilities is available on request in the event excess collateral resides in certain facilities or is available to the extent incremental collateral is available and contributed to the facilities.

(b)	Total unused capacity includes $2.2 billion as of December 31, 2012, and $4.9 billion as of December 31, 2011, from certain committed funding arrangements that are generally reliant upon the origination of future automotive receivables and that are available in 2013.

(c)	Includes the secured facilities of our Commercial Finance Group.

(d)	Funding is generally available for assets originated by Ally Bank or the parent company, Ally Financial Inc.

Uncommitted Funding Facilities

	Outstanding		Unused Capacity (a)		Total Capacity
($ in billions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Bank funding
Secured
Federal Reserve funding programs	$—	$—	$1.8	$1.8	$1.8	$1.8
FHLB advances	4.5	4.8	0.8	0.4	5.3	5.2
Repurchase agreements	0.5	—	—	—	0.5	—

Total bank funding	5.0	4.8	2.6	2.2	7.6	7.0

Nonbank funding
Unsecured	2.2	2.1	0.4	0.4	2.6	2.5
Secured	—	0.1	0.1	0.1	0.1	0.2

Total nonbank funding (a)	2.2	2.2	0.5	0.5	2.7	2.7

Total uncommitted facilities	$7.2	$7.0	$3.1	$2.7	$10.3	$9.7

(a)	Total nonbank funding capacity represents uncommitted funding for our discontinued international automobile financing business.

	Outstanding		Unused capacity		Total capacity
December 31, ($ in billions)	2012	2011	2012	2011	2012	2011
Bank funding
Secured—U.S.
Federal Reserve funding programs	$—	$—	$1.8	$3.2	$1.8	$3.2
FHLB advances	4.8	5.4	0.4	—	5.2	5.4

Total bank funding	4.8	5.4	2.2	3.2	7.0	8.6

Nonbank funding
Unsecured
Automotive Finance — International	2.1	1.9	0.4	0.5	2.5	2.4

Secured
Automotive Finance — International	0.1	0.1	0.1	0.1	0.2	0.2
Mortgage operations	—	—	—	0.1	—	0.1

Total nonbank funding	2.2	2.0	0.5	0.7	2.7	2.7

Total uncommitted facilities	$7.0	$7.4	$2.7	$3.9	$9.7	$11.3

Ally Bank Funding Facilities

Facilities for Automotive Finance Operations—Secured

At March 31, 2013, Ally Bank had exclusive access to $3.5 billion from committed credit facilities. Ally Bank’s largest facility is a $2.5 billion revolving syndicated credit facility secured by automotive receivables. In March 2013, we reduced and renewed this facility until June 2014. At March 31, 2013, the amount outstanding under this facility was $1.7 billion. Ally Bank also had access to a $4.1 billion committed facility that is shared with the parent company. In the event these facilities are not renewed in the future, the outstanding debt will be repaid over time as the underlying collateral amortizes.

Nonbank Funding Facilities

Facilities for Automotive Finance Operations — Secured

The parent company’s largest facility is a $8.5 billion revolving syndicated credit facility secured by automotive receivables. In March 2013, we increased and renewed this facility until March 2015. In the event this facility is not renewed at maturity, the outstanding debt will be repaid over time as the underlying collateral amortizes. At March 31, 2013, there was $3.8 billion outstanding under this facility.

In addition to our syndicated revolving credit facility, we also maintain various bilateral and multilateral secured credit facilities that fund our Automotive Finance operations. These are primarily private securitization facilities that fund a specific pool of automotive assets. Many of the facilities have revolving commitments and allow for the funding of additional assets during the commitment period. At March 31, 2013, the parent company maintained exclusive access to $18.8 billion of committed secured credit facilities and forward purchase commitments to fund automotive assets, and also had access to a $4.1 billion committed facility that is shared with Ally Bank.

Cash Flows

Net cash provided by operating activities was $2.3 billion for the three months ended March 31, 2013, compared to $2.1 billion for the same period in 2012. During the three months ended March 31, 2013, the net cash inflow from sales and repayment of mortgage and automotive loans held-for-sale exceeded cash outflow from new originations and purchases of such loans by $1.7 billion. During the three months ended March 31, 2012, this activity resulted in a net cash inflow of $1.5 billion.

Net cash provided by operating activities was $5.0 billion for the year ended December 31, 2012, compared to $5.5 billion for the same period in 2011. During the year ended December 31, 2012, the net cash inflow from sales and repayment of mortgage and automotive loans held-for-sale exceeded cash outflow from new originations and purchases of such loans by $1.0 billion. During the year ended December 31, 2011, this activity resulted in a net cash inflow of $0.9 billion.

Net cash provided by investing activities was $0.7 billion for the three months ended March 31, 2013, compared to a net cash outflow from investing activities of $4.1 billion for the same period in 2012. The increase in net cash provided from investing activities was primarily attributable to $2.8 billion of net cash proceeds resulting from the sale of international businesses in the first quarter of 2013 and a $4.4 billion decrease in net cash outflow from finance receivables and loans for the three months ended March 31, 2013, compared to 2012. Cash used to purchase available-for-sale securities, net of proceeds from sales, maturities, and repayments, increased $2.5 billion during the three months ended March 31, 2013, compared to 2012. The cash outflow to purchase operating lease assets exceeded cash inflows from disposals of such assets by $1.7 billion for the three months ended March 31, 2013, compared to a net cash outflow of $1.0 billion for the three months ended March 31, 2012. The increase in net cash outflows associated with leasing activities compared to the prior year was primarily due to an increase in cash used to acquire leased assets.

Net cash used in investing activities was $16.6 billion for the year ended December 31, 2012, compared to $14.1 billion for the same period in 2011. The net cash outflow from finance receivables and loans decreased $4.5 billion for the year ended December 31, 2012, compared to 2011. The cash outflow to purchase operating lease assets exceeded cash inflows from disposals of such assets by $5.7 billion for the year ended December 31, 2012, compared to a net cash outflow of $1.0 billion for the year ended December 31, 2011. The increase in net cash outflows associated with leasing activities compared to the prior year was primarily due to a decrease in cash received on lease dispositions. Cash received from sales, maturities, and repayments of available-for-sale investment securities, net of purchases, increased $0.7 billion during the year ended December 31, 2012, compared to 2011.

Net cash used in financing activities for the three months ended March 31, 2013, totaled $4.5 billion, compared to net cash provided by financing of $2.1 billion in the same period in 2012. Cash used to repay long-term debt exceeded cash generated from long-term debt issuances by $7.2 billion for the three months ended March 31, 2013. In three months ended March 31, 2012, cash from issuances of long-term debt exceed repayments by $0.7 billion. Cash provided by short-term debt increased $1.1 billion in the three months ended March 31, 2013, compared to 2012, while cash provided by deposits increased by $0.2 billion.

Net cash provided by financing activities for the year ended December 31, 2012, totaled $8.0 billion, compared to $10.1 billion in the same period in 2011. Cash provided by short-term debt increased $2.2 billion in the year ended December 31, 2012, compared to 2011, while cash provided by bank deposits increased by $1.7 billion. Cash used to repay long-term debt exceeded cash generated from long-term debt issuances by $0.5 billion for the year ended December 31, 2012. In 2011, cash from issuances of long-term debt exceed repayments by $4.3 billion.

Capital Planning and Stress Tests

As a bank holding company with $50 billion or more of consolidated assets, Ally is required to conduct periodic stress tests and submit a proposed capital action plan to the FRB every January, which the FRB must take action on by the following March. The proposed capital action plan must include a description of all planned capital actions over a nine-quarter planning horizon, including any issuance of a debt or equity capital instrument, any capital distribution, and any similar action that the FRB determines could have an impact on Ally’s consolidated capital. The proposed capital action plan must also include a discussion of how Ally will maintain capital above the minimum regulatory capital ratios and above a Tier 1 common equity-to-total risk-weighted assets ratio of 5 percent, and serve as a source of strength to Ally Bank. The FRB must approve Ally’s proposed capital action plan before Ally may take any proposed capital action covered by the new regime.

Ally submitted the required 2013 capital plan in January 2013. In March 2013, the FRB objected to our capital plan both on quantitative and qualitative grounds. In their published results, the FRB estimated our stressed tier 1 common ratio with adjusted planned capital actions to be 1.52 for the nine-quarter planning period. Also, the FRB estimated our stressed tier 1 capital ratio to be 11.02 and our tier 1 leverage ratio to be 9.42. The FRB noted that the post-stress capital ratios assumed that Ally remains subject to contingent liabilities associated with ResCap. In connection with its reviews, the FRB continues to provide their approval for dividend and interest payments on preferred equity and debt instruments included in regulatory capital, including preferred stock, trust preferred securities, and subordinated debt that were outstanding as of December 31, 2012. We continue to have active, frequent and constructive dialogue with the FRB related to our capital plan.

Regulatory Capital

Refer to Note 19 to the Condensed Consolidated Financial Statements.

Credit Ratings

The cost and availability of unsecured financing are influenced by credit ratings, which are intended to be an indicator of the creditworthiness of a particular company, security, or obligation. Lower ratings result in higher borrowing costs and reduced access to capital markets. This is particularly true for certain institutional investors whose investment guidelines require investment-grade ratings on term debt and the two highest rating categories for short-term debt (particularly money market investors).

Nationally recognized statistical rating organizations rate substantially all our debt. The following table summarizes our current ratings and outlook by the respective nationally recognized rating agencies.

Rating agency	Short-term	Senior debt	Outlook	Date of last action
Fitch	B	BB-	Stable	May 24, 2013 (a)
Moody’s	Not-Prime	B1	Positive	February 25, 2013(b)
S&P	C	B+	Watch Positive	May 16, 2013 (c)
DBRS	R-4	BB	Stable	July 3, 2013 (d)

(a)	Fitch affirmed our senior debt rating of BB-, our short-term rating of B, and changed the outlook to Stable on May 24, 2013.

(b)	Moody’s confirmed our senior debt rating of B1 and changed the outlook to Positive on February 25, 2013.

(c)	Standard & Poor’s affirmed our senior debt rating of B+ and the short-term rating of C, and placed our ratings on Credit watch with positive implications on May 16, 2013.

(d)	DBRS upgraded our senior debt rating to BB, affirmed our short-term rating of R-4, and changed the outlook to Stable on July 3, 2013.

Insurance Financial Strength Ratings

Substantially all of our Insurance operations have a Financial Strength Rating (FSR) and an Issuer Credit Rating (ICR) from the A.M. Best Company. The FSR is intended to be an indicator of the ability of the insurance company to meet its senior most obligations to policyholders. Lower ratings generally result in fewer opportunities to write business as insureds, particularly large commercial insureds, and insurance companies purchasing reinsurance have guidelines requiring high FSR ratings.

On February 14, 2013, A.M. Best affirmed the FSR of B++ (good) and the ICR of BBB.

Off-balance Sheet Arrangements

Refer to Note 9 to the Condensed Consolidated Financial Statements.

Securitization

Securitization of assets allows us to diversify funding sources by enabling us to convert assets into cash earlier than what would have occurred in the normal course of business. Information regarding our securitization activities is further described in Note 10 to the Consolidated Financial Statements. As part of these activities, assets are generally sold to securitization entities. These securitization entities are separate legal entities that assume the risk and reward of ownership of the receivables. Neither we nor those subsidiaries are responsible for the other entities’ debts, and the assets of the subsidiaries are not available to satisfy our claim or those of our creditors. In turn, the securitization entities establish separate trusts to which they transfer the assets in exchange for the proceeds from the sale of asset- or mortgage-backed securities issued by the trust. The trusts’ activities are generally limited to acquiring the assets, issuing asset- or mortgage-backed securities, making payments on the securities, and periodically reporting to the investors. We may account for the transfer of assets as a sale if we either do not hold a significant variable interest or do not provide servicing or asset management functions for the financial assets held by the securitization entity.

Certain of our securitization transactions, while similar in legal structure to the transaction described in the foregoing do not meet the required criteria to be accounted for as off-balance sheet arrangements; therefore, they are accounted for as secured financings. As secured financings, the underlying automobile finance retail contracts, wholesale loans, automobile leases, commercial loans, or mortgage loans remain on our Consolidated Balance Sheet with the corresponding obligation (consisting of the beneficial interests issued by the securitization entity) reflected as debt. We recognize interest income on the finance receivables, automobile leases and loans, and interest expense on the beneficial interests issued by the securitization entity; and we provide for loan losses on the finance receivables and loans as incurred or adjust to fair value for fair value-elected loans. At December 31, 2012 and 2011, $68.0 billion and $78.5 billion of our total assets, respectively, were related to secured financings. Refer to Note 16 to the Consolidated Financial Statements for further discussion.

As part of our securitization activities, we typically agree to service the transferred assets for a fee, and we may earn other related ongoing income. The amount of the fees earned is disclosed in Note 11 to the Consolidated Financial Statements. We may also retain a portion of senior and subordinated interests issued by the trusts; these interests are reported as investment securities, or other assets on our Consolidated Balance Sheet and are disclosed in Note 6 and Note 13 to the Consolidated Financial Statements. For secured financings, retained interests are not recognized as a separate asset on our Consolidated Balance Sheet. Subordinate interests typically provide credit support to the more highly rated senior interest in a securitization transaction and may be subject to all or a portion of the first loss position related to the sold assets.

The FDIC, which regulates Ally Bank, promulgated safe harbor regulation for securitizations by banks. Compliance with this regulation requires the sponsoring bank to retain either five percent of each class of beneficial interests issued in the securitization or a representative sample of similar financial assets equal to five percent of the securitized financial assets to comply with the regulation. The retained interests or assets must be held for the life of the securitization and may not be sold, pledged or hedged, except that interest rate and currency hedging is permitted. This risk retention requirement adversely affects the efficiency of securitizations, because it reduces the amount of funds that can be raised against a given pool of financial assets.

We sometimes use derivative financial instruments to facilitate securitization activities, as further described in Note 22 to the Consolidated Financial Statements.

Our economic exposure related to the securitization trusts is generally limited to cash reserves, our other interests retained in financial asset sales, and our customary representation and warranty provisions described in Note 10 to the Consolidated Financial Statements. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise by us, as servicer of a cleanup call option, when the servicing of the sold contracts becomes burdensome. In addition, the trusts do not invest in our equity or in the equity of any of our affiliates.

Purchase Obligations

Certain of the structures related to whole-loan sales, securitization transactions, and other off-balance sheet activities contain provisions that are standard in the whole-loan sale and securitization markets where we may (or, in certain limited circumstances, are obligated to) purchase specific assets from entities. Our obligations are as follows.

Loan Repurchases and Obligations Related to Loan Sales

ResCap Bankruptcy Filing

As described in Note 1 and Note 26 to the Condensed Consolidated Financial Statements, on May 14, 2012, Residential Capital, LLC and certain of its wholly owned direct and indirect subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. As a result of the deconsolidation of ResCap, a significant portion of our representation and warranty reserve was eliminated. Our representation and warranty reserve was $170 million at March 31, 2013 with respect to Ally Bank’s sold and serviced loans. Further, on April 16, 2013, we completed the sale of a portfolio of agency MSRs to Ocwen Financial Corporation and the sale included the transfer of the representation and warranty liabilities associated with the majority of the loans sold. Refer to Note 27 to the Condensed Consolidated Financial Statements for further information related to the MSRs sale.

As a result of the deconsolidation of ResCap, a significant portion of our representation and warranty reserve was eliminated. Representation and warranty reserve was $105 million at December 31, 2012 with respect to Ally Bank’s sold and serviced loans.

Overview

Ally Bank, within our Mortgage operations, sells loans that take the form of securitizations guaranteed by Fannie Mae and Freddie Mac. In connection with securitizations and loan sales, the trustee, for the benefit of the related security holders, is provided various representations and warranties related to the loans sold. The specific representations and warranties typically relate to, among other things, the ownership of the loan, the validity of the lien securing the loan, the loan’s compliance with the criteria for inclusion in the transaction, including compliance with underwriting standards or loan criteria established by the buyer, the ability to deliver required documentation and compliance with applicable laws. In general, the representations and warranties described above may be enforced against Ally Bank at any time unless a sunset provision is in place. Upon discovery of a breach of a representation or warranty, the breach is corrected in a manner conforming to the provisions of the sale agreement. This may require Ally Bank to repurchase the loan, indemnify the investor for incurred losses, or otherwise make the investor whole. See Repurchase Process below.

Originations

Representation and warranty risk-mitigation strategies include, but are not limited to, pursuing settlements with investors where economically beneficial in order to resolve a pipeline of demands in lieu of loan-by-loan assessments that could result in repurchasing loans, aggressively contesting claims we do not consider valid (rescinding claims), or seeking recourse against correspondent lenders from whom we purchased loans wherever appropriate.

The following table summarizes domestic mortgage loans sold by ResCap where Ally Bank maintained the mortgage servicing rights; and following the deconsolidation of ResCap, the loans that were sold by Ally Bank. The following table presents domestic mortgage loans sold catergorized by GSE (original unpaid principal balance).

	Three months ended March 31,	Year ended December 31,
($ in billions)	2013	2012	2011	2010	2009	2008	2007
Fannie Mae	$5.4	$21.5	$33.8	$35.2	$21.1	$17.7	$6.7
Freddie Mac	1.8	6.9	15.8	15.7	8.5	8.6	2.3

Total sales (a)	$7.2	$28.4	$49.6	$50.9	$29.6	$26.3	$9.0

(a)	Representation and warranty obligations vary by loan and may not apply to all loans sold by Ally Bank.

Representation and Warranty Obligation Reserve Methodology

The liability for representation and warranty obligations reflects management’s best estimate of probable losses with respect to Ally Bank’s mortgage loans sold to Freddie Mac and Fannie Mae. We considered historical and recent demand trends in establishing the reserve. The methodology used to estimate the reserve considers a variety of assumptions including borrower performance (both actual and estimated future defaults), repurchase demand behavior, historical loan defect experience, historical mortgage insurance rescission experience, and historical and estimated future loss experience, which includes projections of future home price changes as well as other qualitative factors including investor behavior. It is difficult to predict and estimate the level and timing of any potential future demands. In cases where we may not be able to reasonably estimate losses, a liability is not recognized. Management monitors the adequacy of the overall reserve and makes adjustments to the level of reserve, as necessary, after consideration of other qualitative factors including ongoing dialogue and experience with counterparties.

At the time a loan is sold, an estimate of the fair value of the liability is recorded and classified in accrued expenses and other liabilities on our Condensed Consolidated Balance Sheet and recorded as a component of gain (loss) on mortgage and automotive loans, net, in our Condensed Consolidated Statement of Comprehensive Income. We recognize changes in the liability when additional relevant information becomes available. Changes in the estimate are recorded as other operating expenses in our Condensed Consolidated Statement of Comprehensive Income.

On April 16, 2013, we completed the sales of agency MSRs to Ocwen Financial Corporation and Quicken Loans, Inc. The sale to Ocwen Financial Corporation included the transfer of the representation and warranty liabilities associated with the majority of the MSRs sold at a specified price. The repurchase reserve at March 31, 2013 also reflects losses associated with this contractual obligation. Pursuant to that obligation, we recognized additional provision expense in the period to reflect the terms of the sale of the MSRs asset. Refer to Note 27 to the Condensed Consolidated Financial Statements for further information related to the MSRs sale. Ally Bank experienced a decrease in new claims for the three months ended March 31, 2013 compared to the same period in 2012. The decrease in repurchase claims was driven by significantly fewer new claims during the first quarter of 2013. The following table presents Ally Bank’s new claims by GSEs (original unpaid principal balance).

Three months ended March 31, ($ in millions)	2013	2012
Fannie Mae	$54	$45
Freddie Mac	16	42

Total claims	$70	$87

The following table presents the total number and original unpaid principal balance (UPB) of loans related to unresolved representation and warranty demands (indemnification claims or repurchase demands). The table includes demands that we have requested be rescinded but have not been agreed to by the investor. Total unresolved representation and warranty demands where Ally Bank has requested the investor to rescind decreased to $4 million or 9% of outstanding claims at March 31, 2013. Total unresolved representation and warranty demands where Ally Bank requested the investor to rescind increased to $23 million or 40% outstanding claims at December 31, 2012, compared to $11 million or 24% of outstanding claims at December 31, 2011.

	March 31,		December 31,
	2013		2012		2011
($ in millions)	Number of Loans	Original UPB of Loans	Number of Loans	Original UPB of Loans	Number of Loans	Original UPB of Loans
Fannie Mae	148	$37	187	$41	72	$15
Freddie Mac	47	10	72	17	138	31

Total number of loans and unpaid principal balance	195	$47	259	$58	210	$46

Repurchase Process

After receiving a claim under representation and warranty obligations, Ally Bank will review the claim to determine the appropriate response (e.g., appeal and provide or request additional information) and take appropriate action (rescind, repurchase the loan, or remit indemnification payment). Historically, repurchase demands were generally related to loans that became delinquent within the first few years following origination. As a result of market developments over the past several years, investor repurchase demand behavior has changed significantly. GSEs are more likely to submit claims for loans at any point in the loan’s life cycle, including requests for loans that become delinquent or loans that incur a loss. Representation and warranty claims are generally reviewed on a loan-by-loan basis to validate if there has been a breach requiring a potential repurchase or indemnification payment. Ally Bank actively contests claims to the extent they are not considered valid. Ally Bank is not required to repurchase a loan or provide an indemnification payment where claims are not valid.

The risk of repurchase or indemnification and the associated credit exposure is managed through underwriting and quality assurance practices and by servicing mortgage loans to meet investor standards. Ally Bank believes that, in general, the longer a loan performs prior to default, the less likely it is that an alleged breach of representation and warranty will be found to have a material and adverse impact on the loan’s performance. When loans are repurchased, Ally Bank bears the related credit loss on the loans. Repurchased loans are classified as held-for-sale and initially recorded at fair value.

The following table presents Ally Bank’s new claims by vintage (original unpaid principal balance).

	Three months ended March 31,		Year ended December 31,
($ in millions)	2013	2012	2012	2011
Pre 2008	$12	$15	$73	$42
2008	38	38	181	149
Post 2008	20	34	109	179

Total claims	$70	$87	$363	$370

Private Mortgage Insurance

Mortgage insurance is required for certain consumer mortgage loans sold to the GSEs and certain securitization trusts. Mortgage insurance is typically required for first-lien consumer mortgage loans having a loan-to-value ratio at origination of greater than 80 percent. Mortgage insurers are, in certain circumstances, permitted to rescind existing mortgage insurance that covers consumer loans if they demonstrate certain loan underwriting requirements have not been met. Upon receipt of a rescission notice, Ally Bank will assess the notice and, if appropriate, refute the notice, or if the notice cannot be refuted, Ally Bank attempts to remedy the defect. In the event the mortgage insurance cannot be reinstated, Ally Bank may be obligated to repurchase the loan or provide an indemnification payment in the event of a loss, subject to contractual limitations. While Ally Bank makes every effort to reinstate the mortgage insurance, it has had limited success and as a result, most of these requests result in rescission of the mortgage insurance. At December 31, 2012, Ally Bank had approximately $9 million in original unpaid principal balance of outstanding mortgage insurance rescission notices where it has not received a repurchase demand. However, this unpaid principal amount is not representative of expected future losses.

Guarantees

Guarantees are defined as contracts or indemnification agreements that contingently require us to make payments to third parties based on changes in an underlying agreement that is related to a guaranteed party. Our guarantees include standby letters of credit and certain contract provisions regarding securitizations and sales. Refer to Note 28 to the Consolidated Financial Statements for more information regarding our outstanding guarantees to third parties.

Aggregate Contractual Obligations

The following table provides aggregated information about our outstanding contractual obligations disclosed elsewhere in our Consolidated Financial Statements.

	Payments due by period
December 31, 2012 ($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Description of obligation
Long-term debt
Total (a)	$75,307	$12,834	$32,881	$11,797	$17,795
Scheduled interest payments for fixed-rate long-term debt	23,123	2,473	4,410	3,004	13,236
Estimated interest payments for variable-rate long-term debt (b)	1,053	437	516	94	6
Estimated net payments under interest rate swap agreements (b)	68	—	—	—	68
Originate/purchase mortgages or securities	4,249	4,249	—	—	—
Commitments to provide capital to investees	86	80	2	3	1
Home equity lines of credit	411	—	4	38	369
Lending commitments	768	184	176	380	28
Lease commitments	252	70	112	47	23
Purchase obligations	511	253	159	74	25
Bank certificates of deposit	31,084	15,688	10,469	4,927	—

Total	$136,912	$36,268	$48,729	$20,364	$31,551

(a)	Total amount reflects the remaining principal obligation and excludes original issue discount of $1.8 billion and fair value adjustments of $1.1 billion related to fixed-rate debt designated as a hedged item.

(b)	Estimate utilized a forecasted variable interest model, when available, or the applicable variable interest rate as of the most recent reset date prior to December 31, 2012.

The foregoing table does not include our reserves for insurance losses and loss adjustment expenses, which total $341 million at December 31, 2012. While payments due on insurance losses are considered contractual obligations because they related to insurance policies issued by us, the ultimate amount to be paid and the timing of payment for an insurance loss is an estimate subject to significant uncertainty. Furthermore, the timing on payment is also uncertain; however, the majority of the balance is expected to be paid out in less than five years. Similarly, due to uncertainty in the timing of future cash flows related to our unrecognized tax benefits, the contractual obligations detailed above do not include $102 million in unrecognized tax benefits.

The following provides a description of the items summarized in the preceding table of contractual obligations.

Long-term Debt

Amounts represent the scheduled maturity of long-term debt at December 31, 2012, assuming that no early redemptions occur. The maturity of secured debt may vary based on the payment activity of the related secured assets. The amounts presented are before the effect of any unamortized discount or fair value adjustment. Refer to Note 15 and Note 16 to the Consolidated Financial Statements for additional information on our debt obligations.

Originate/Purchase Mortgages or Securities

As part of our Mortgage operations, we enter into commitments to originate and purchase mortgages and MBS. Refer to Note 28 to the Consolidated Financial Statements for additional information.

Commitments to Provide Capital to Investees

As part of arrangements with specific private equity funds, we are obligated to provide capital to investees. Refer to Note 28 to the Consolidated Financial Statements for additional information.

Home Equity Lines of Credit

We are committed to fund the future remaining balance on unused lines of credit on mortgage loans. The funding is subject to customary lending conditions, such as a satisfactory credit rating, delinquency status, and adequate home equity value. Refer to Note 28 to the Consolidated Financial Statements for additional information.

Lending Commitments

Our Automotive Finance operations and Commercial Finance Group have outstanding revolving lending commitments with customers. The amounts presented represent the unused portion of those commitments at December 31, 2012. Refer to Note 28 to the Consolidated Financial Statements for additional information.

Lease Commitments

We have obligations under various operating lease arrangements (primarily for real property) with noncancelable lease terms that expire after December 31, 2012. Refer to Note 28 to the Consolidated Financial Statements for additional information.

Purchase Obligations

We enter into multiple contractual arrangements for various services. The arrangements represent fixed payment obligations under our most significant contracts and primarily relate to contracts with information technology providers. Refer to Note 28 to the Consolidated Financial Statements for additional information.

Bank Certificates of Deposit

Refer to Note 14 to the Consolidated Financial Statements for additional information.

Critical Accounting Estimates

Accounting policies are integral to understanding our Management’s Discussion and Analysis of Financial Condition and Results of Operations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make certain judgments and assumptions, on the basis of information available at the time of the financial statements, in determining accounting estimates used in the preparation of these statements. Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements; critical accounting estimates are described in this section. An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made. If actual results differ from our judgments and assumptions, then it may have an adverse impact on the results of operations and cash flows. Our management has discussed the development, selection, and disclosure of these critical accounting estimates with the Audit Committee of the Board, and the Audit Committee has reviewed our disclosure relating to these estimates.

Fair Value of Financial Instruments

We use fair value measurements to record fair value adjustments to certain instruments and to determine fair value disclosures. Refer to Note 25 to the Consolidated Financial Statements for description of valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models, and significant assumptions utilized. We follow the fair value hierarchy set forth in Note 25 to the Consolidated Financial Statements in order to prioritize the inputs utilized to measure fair value. We review and modify, as necessary, our fair value hierarchy classifications on a quarterly basis. As such, there may be reclassifications between hierarchy levels.

The following table summarizes assets and liabilities measured at fair value and the amounts measured using Level 3 inputs. The table includes recurring and nonrecurring measurements.

	March 31,	Year ended December 31,
($ in millions)	2013	2012	2011
Assets at fair value	$18,676	$20,408	$30,172
As a percentage of total assets	11%	11%	16%
Liabilities at fair value	$406	$2,468	$6,299
As a percentage of total liabilities	n/m	2%	4%
Assets at fair value using Level 3 inputs	$1,252	$1,288	$4,666
As a percentage of assets at fair value	7%	6%	15%
Liabilities at fair value using Level 3 inputs	$—	$3	$878
As a percentage of liabilities at fair value	n/m	n/m	14%

n/m = not meaningful

Level 3 assets declined 72% or $3.4 billion primarily due to the deconsolidation of ResCap during the year ended December 31, 2012, which resulted in a significant decline in mortgage servicing rights, mortgage loans held-for-sale, net, and consumer mortgage finance receivables and loans, net. Refer to Note 1 to the Consolidated Financial Statements for further information on the deconsolidation of ResCap. As the value of the consumer mortgage finance receivables and loans, net, declined, the value of the related on-balance sheet securitization debt also declined, which was the primary reason Level 3 liabilities declined by 99.9% or $875 million.

We have numerous internal controls in place to ensure the appropriateness of fair value measurements. Significant fair value measures are subject to detailed analytics and management review and approval. We have an established model validation policy and program in place that covers all models used to generate fair value measurements. This model validation program ensures a controlled environment is used for the development, implementation, and use of the models and change procedures. Further, this program uses a risk-based approach to select models to be reviewed and validated by an independent internal risk group to ensure the models are consistent with their intended use, the logic within the models is reliable, and the inputs and outputs from these models are appropriate. Additionally, a wide array of operational controls are in place to ensure the fair value measurements are reasonable, including controls over the inputs into and the outputs from the fair value measurement models. For example, we backtest the internal assumptions used within models against actual performance. We also monitor the market for recent trades, market surveys, or other market information that may be used to benchmark model inputs or outputs. Certain valuations will also be benchmarked to market indices when appropriate and available. We have scheduled model and/or input recalibrations that occur on a periodic basis but will recalibrate earlier if significant variances are observed as part of the backtesting or benchmarking noted above.

Considerable judgment is used in forming conclusions from market observable data used to estimate our Level 2 fair value measurements and in estimating inputs to our internal valuation models used to estimate our Level 3 fair value measurements. Level 3 inputs such as interest rate movements, prepayment speeds, credit losses, and discount rates are inherently difficult to estimate. Changes to these inputs can have a significant effect on fair value measurements. Accordingly, our estimates of fair value are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

Allowance for Loan Losses

We maintain an allowance for loan losses (the allowance) to absorb probable loan credit losses inherent in the held-for-investment portfolio, excluding those loans measured at fair value in accordance with applicable accounting standards. The allowance is maintained at a level that management considers to be adequate based upon ongoing quarterly assessments and evaluations of collectability and historical loss experience in our lending portfolio. The allowance is management’s estimate of incurred losses in our lending portfolio and involves significant judgment. Management performs quarterly analysis of these portfolios to determine if impairment has occurred and to assess the adequacy of the allowance based on historical and current trends and other factors affecting credit losses. Additions to the allowance are charged to current period earnings through the provision for loan losses; amounts determined to be uncollectible are charged directly against the allowance, while amounts recovered on previously charged-off accounts increase the allowance. Determining the appropriateness of the allowance requires management to exercise significant judgment about matters that are inherently uncertain, including the timing, frequency, and severity of credit losses that could materially affect the provision for loan losses and, therefore, net income. The methodology for determining the amount of the allowance differs between the consumer automobile, consumer mortgage, and commercial portfolio segments. For additional information regarding our portfolio segments and classes, refer to Note 8 to the Consolidated Financial Statements. While we attribute portions of the allowance across our lending portfolios, the entire allowance is available to absorb probable loan losses inherent in our total lending portfolio.

The consumer portfolio segments consist of smaller-balance, homogeneous loans. Excluding certain loans that are identified as individually impaired, the allowance for each consumer portfolio segment (automobile and mortgage) is evaluated collectively. The allowance is based on aggregated portfolio segment evaluations that begin with estimates of incurred losses in each portfolio segment based on various statistical analyses. We leverage proprietary statistical models, including vintage and migration analyses, based on recent loss trends, to develop a systematic incurred loss reserve. These statistical loss forecasting models are utilized to estimate incurred losses and consider several credit quality indicators including, but not limited to, historical loss experience, estimated foreclosures or defaults based on observable trends, delinquencies, and general economic and business trends. Management believes these factors are relevant to estimate incurred losses and are updated on a quarterly basis in order to incorporate information reflective of the current economic environment, as changes in these assumptions could have a significant impact. In order to develop our best estimate of probable incurred losses inherent in the loan portfolio, management reviews and analyzes the output from the models and may adjust the reserves to take into consideration environmental, qualitative and other factors that may not be captured in the models. These adjustments are documented and reviewed through our risk management processes. Management reviews, updates, and validates its systematic process and loss assumptions on a periodic basis. This process involves an analysis of loss information, such as a review of loss and credit trends, a retrospective evaluation of actual loss information to loss forecasts, and other analyses.

The commercial loan portfolio segment is primarily composed of larger-balance, nonhomogeneous exposures within our Automotive Finance operations, Commercial Finance Group, and Mortgage operations. As of December 31, 2012, we no longer have any commercial loans within our mortgage operations. These loans are primarily evaluated individually and are risk-rated based on borrower, collateral, and industry-specific information that management believes is relevant in determining the occurrence of a loss event and measuring impairment. A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement based on current information and events. Management establishes specific allowances for commercial loans determined to be individually impaired based on the present value of expected future cash flows, discounted at the loans’ effective interest rate, observable market price or the fair value of collateral, whichever is determined to be the most appropriate. Estimated costs to sell or realize the value of the collateral on a discounted basis are included in the impairment measurement, when appropriate. In addition to the specific allowances for impaired loans, loans that are not identified as individually impaired are grouped into pools based on similar risk characteristics and collectively evaluated. These allowances are based on historical loss experience, concentrations, current economic conditions, and performance trends within specific geographic locations. The commercial historical loss experience is updated quarterly to incorporate the most recent data reflective of the current economic environment.

The determination of the allowance is influenced by numerous assumptions and many factors that may materially affect estimates of loss, including volatility of loss given default, probability of default, and rating migration. The critical assumptions underlying the allowance include: (1) segmentation of each portfolio based on common risk characteristics; (2) identification and estimation of portfolio indicators and other factors that management believes are key to estimating incurred credit losses; and (3) evaluation by management of borrower, collateral, and geographic information. Management monitors the adequacy of the allowance and makes adjustments as the assumptions in the underlying analyses change to reflect an estimate of incurred loan losses at the reporting date, based on the best information available at that time. In addition, the allowance related to the commercial portfolio segment is influenced by estimated recoveries from automotive manufacturers relative to guarantees or agreements with them to repurchase vehicles used as collateral to secure the loans. If an automotive manufacturer is unable to fully honor its obligations, our ultimate loan losses could be higher. To the extent that actual outcomes differ from our estimates, additional provision for credit losses may be required that would reduce earnings.

Valuation of Automobile Lease Assets and Residuals

We have significant investments in vehicles in our operating lease portfolio. In accounting for operating leases, management must make a determination at the beginning of the lease contract of the estimated realizable value (i.e., residual value) of the vehicle at the end of the lease. Residual value represents an estimate of the market value of the vehicle at the end of the lease term, which typically ranges from two to four years. At contract inception, we generally determine the projected residual values based on independent data, including independent guides of vehicle residual values, and analysis. Risk adjustments are determined at lease inception and are based on current auction results adjusted for key variables that historically have shown an impact on auction values (as further described in the Lease Residual Risk discussion in the Risk Management section of this MD&A). The customer is obligated to make payments during the term of the lease for the difference between the purchase price and the contract residual value plus a finance charge. However, since the customer is not obligated to purchase the vehicle at the end of the contract, we are exposed to a risk of loss to the extent the value of the vehicle is below the residual value estimated at contract inception. Management periodically performs a detailed review of the estimated realizable value of leased vehicles to assess the appropriateness of the carrying value of lease assets.

To account for residual risk, we depreciate automobile operating lease assets to estimated realizable value on a straight-line basis over the lease term. The estimated realizable value is initially based on the residual value established at contract inception. Over the life of the lease, management evaluates the adequacy of the estimate of the realizable value and may make adjustments to the extent the expected value of the vehicle at lease termination changes. Any adjustments would result in a change in the depreciation rate of the lease asset, thereby affecting the carrying value of the operating lease asset.

In addition to estimating the residual value at lease termination, we must also evaluate the current value of the operating lease assets and test for impairment to the extent necessary in accordance with applicable accounting standards. Impairment is determined to exist if the undiscounted expected future cash flows (including the expected residual value) are lower than the carrying value of the asset. There were no such impairment charges in 2012, 2011 or 2010.

Our depreciation methodology on operating lease assets considers management’s expectation of the value of the vehicles upon lease termination, which is based on numerous assumptions and factors influencing used vehicle values. The critical assumptions underlying the estimated carrying value of automobile lease assets include: (1) estimated market value information obtained and used by management in estimating residual values, (2) proper identification and estimation of business conditions, (3) our remarketing abilities, and (4) automotive manufacturer vehicle and marketing programs. Changes in these assumptions could have a significant impact on the value of the lease residuals. Expected residual values include estimates of payments from automotive manufacturers related to residual support and risk-sharing agreements. To the extent an automotive manufacturer is not able to fully honor its obligation relative to these agreements, our depreciation expense would be negatively impacted.

Valuation of Mortgage Servicing Rights

Mortgage servicing rights represent the capitalized value of the right to receive future cash flows from the servicing of mortgage loans for others. Mortgage servicing rights are a significant source of value derived from the sale or securitization of mortgage loans. Because residential mortgage loans typically contain a prepayment option, borrowers may often elect to prepay their mortgage loans by refinancing at lower rates during declining interest rate environments. The borrower’s ability to prepay is at times impacted by other factors in the current environment that may limit their eligibility to refinance (e.g. a high loan-to-value ratio). When this occurs, the stream of cash flows generated from servicing the original mortgage loan is terminated. As such, the market value of mortgage servicing rights has historically been very sensitive to changes in interest rates and tends to decline as market interest rates decline and increase as interest rates rise.

We capitalize mortgage servicing rights on residential mortgage loans that we have originated and purchased based on the fair market value of the servicing rights associated with the underlying mortgage loans at the time the loans are sold or securitized. GAAP requires that the value of mortgage servicing rights be determined based on market transactions for comparable servicing assets, if available. In the absence of representative market trade information, valuations should be based on other available market evidence and modeled market expectations of the present value of future estimated net cash flows that market participants would expect from servicing. When observable prices are not available, management uses internally developed discounted cash flow models to estimate the fair value. These internal valuation models estimate net cash flows based on internal operating assumptions that we believe would be used by market participants, combined with market- based assumptions for loan prepayment rates, interest rates, default rates and discount rates that management believes approximate yields required by investors for these assets. Servicing cash flows primarily include servicing fees, escrow account income, ancillary income and late fees, less operating costs to service the loans. The estimated cash flows are discounted using an option-adjusted spread-derived discount rate. Management considers the best available information and exercises significant judgment in estimating and assuming values for key variables in the modeling and discounting process. All of our mortgage servicing rights are carried at estimated fair value.

We use the following key assumptions in our valuation approach.

•

Prepayment—The most significant drivers of mortgage servicing rights value are actual and forecasted portfolio prepayment behavior. Prepayment speeds represent the rate at which borrowers repay their mortgage loans prior to scheduled maturity. Prepayment speeds are influenced by a number of factors such as the value of collateral, competitive market factors, government programs or incentives, or levels of foreclosure activity. However, the most significant factor influencing prepayment speeds is generally the interest rate environment. As interest rates rise, prepayment speeds generally slow, and as interest rates decline, prepayment speeds generally accelerate. When mortgage loans are paid or expected to be paid earlier than originally estimated, the expected future cash flows associated with servicing such loans are reduced. We primarily use third-party models to project residential mortgage loan payoffs. In other cases, we estimate prepayment speeds based on historical and expected future prepayment rates. We measure model performance by comparing prepayment predictions against actual results at both the portfolio and product level.

•

Discount rate—The cash flows of our mortgage servicing rights are discounted at prevailing market rates, which include an appropriate risk-adjusted spread, which management believes approximates yields required by investors for these assets.

•

Base mortgage rate—The base mortgage rate represents the current market interest rate for newly originated mortgage loans. This rate is a key component in estimating prepayment speeds of our portfolio because the difference between the current base mortgage rate and the interest rates on existing loans in our portfolio is an indication of the borrower’s likelihood to refinance.

•

Cost to service—In general, servicing cost assumptions are based on internally projected actual expenses directly related to servicing. These servicing cost assumptions are compared to market-servicing costs when market information is available. Our servicing cost assumptions include expenses associated with our activities related to loans in default.

•

Volatility—Volatility represents the expected rate of change of interest rates. The volatility assumption used in our valuation methodology is intended to estimate the range of expected outcomes of future interest rates. We use implied volatility assumptions in connection with the valuation of our mortgage servicing rights. Implied volatility is defined as the expected rate of change in interest rates derived from the prices at which options on interest rate swaps, or swaptions, are trading. We update our volatility assumptions for the change in implied swaptions volatility during the period, adjusted by the ratio of historical mortgage to swaption volatility.

We also periodically perform a series of reasonableness tests as we deem appropriate, including the following.

•

Review and compare data provided by an independent third-party broker. We evaluate and compare our fair value price, multiples, and underlying assumptions to data provided by independent third-party broker, including prepayment speeds, discount rates, cost to service, and fair value multiples.

•	Review and compare pricing of publicly traded interest-only securities. We evaluate and compare our fair value to publicly traded interest-only stripped MBS by age and coupon for reasonableness.

•	Review and compare fair value price and multiples. We evaluate and compare our fair value price and multiples to market fair value price and multiples in external surveys produced by third parties.

•	Compare actual monthly cash flows to projections. We reconcile actual monthly cash flows to those projected in the mortgage servicing rights valuation. Based on the results of this reconciliation, we assess the need to modify the individual assumptions used in the valuation. This process ensures the model is calibrated to actual servicing cash flow results.

•

Review and compare recent bulk mortgage servicing right acquisition activity. We evaluate market trades for reliability and relevancy and then consider, as appropriate, our estimate of fair value of each significant transaction to the traded price. Currently, there are limited market transactions that are directly observable, which are the best indicators of fair value. However, we continue to monitor and track market activity on an ongoing basis.

We generally expect our valuation to be within a reasonable range of that implied by these tests. Changes in these assumptions could have a significant impact on the determination of fair market value. In order to develop our best estimate of fair value, management reviews and analyzes the output from the models and may adjust the assumptions to take into consideration other factors that may not be captured. If we determine our valuation has exceeded the reasonable range, we may adjust it accordingly. At December 31, 2012, based on the market information obtained, we determined that our mortgage servicing rights valuations and assumptions used to value those servicing rights were reasonable and consistent with what an independent market participant would use to value the asset.

The assumptions used in modeling expected future cash flows of mortgage servicing rights have a significant impact on the fair value of mortgage servicing rights and potentially a corresponding impact to earnings. Refer to Note 11 to the Consolidated Financial Statements for sensitivity analysis.

Goodwill

The accounting for goodwill is discussed in Note 1 to the Consolidated Financial Statements. Goodwill is reviewed for potential impairment at the reporting unit level on an annual basis, as of August 31, or in interim periods if events or circumstances indicate a potential impairment. Goodwill is allocated to the reporting units at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting units, it generally no longer retains its identification with a particular acquisition, but instead becomes identified with the reporting unit as a whole. As a result, all of the fair value of each reporting unit is available to support the value of goodwill allocated to the unit. Goodwill impairment testing is performed at the reporting unit level, one level below the business segment. For more information on our segments, refer to Note 26 to the Consolidated Financial Statements.

Goodwill impairment testing involves management’s judgment, requiring an assessment of whether the carrying value of the reporting unit can be supported by the fair value of the individual reporting unit using widely accepted valuation techniques, such as the market approach (earnings, transaction, pricing multiples and/or other market intelligence that would indicate what a market participant would pay) and the income approach (discounted cash flow methods). In applying these methodologies we utilize a number of factors, including actual operating results, future business plans, economic projections, and market data. A combination of methodologies is used and weighted appropriately for each reporting unit. If actual results differ from these estimates, it may have an adverse impact on the valuation of goodwill that could result in a reduction of the excess over carrying value and possible impairment of goodwill. At December 31, 2012, we did not have material goodwill at our reporting units that is at risk of failing Step 1 of the goodwill impairment test.

Legal and Regulatory Reserves

Our legal and regulatory reserves reflect management’s best estimate of probable losses on legal and regulatory matters. As a legal or regulatory matter develops, management, in conjunction with internal and external counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is both probable and estimable. If, at the time of evaluation, the loss contingency related to a legal or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. When the loss contingency related to a legal or regulatory matter is deemed to be both probable and estimable, we will establish a liability with respect to such loss contingency and record a corresponding amount to other operating expenses. To estimate the probable loss, we evaluate the individual facts and circumstances of the case including information learned through the discovery process, rulings on dispositive motions, settlement discussions, our prior history with similar matters and other rulings by courts, arbitrators or others. The reserves are continuously monitored and updated to reflect the most recent information related to each matter.

Additionally, in matters for which a loss event is not deemed probable, but rather reasonably possible to occur, we would attempt to estimate a loss or range of loss related to that event, if possible. For these matters, we do not record a liability. However, if we are able to estimate a loss or range of loss, we would disclose this loss, if it is material to our financial statements. To estimate a range of probable or reasonably possible loss, we evaluate each individual case in the manner described above. We do not accrue for matters for which a loss event is deemed remote.

For details regarding the nature of all material contingencies, refer to Note 29 to the Consolidated Financial Statements.

Loan Repurchase and Obligations Related to Loan Sales

The liability for representation and warranty obligations reflects management’s best estimate of probable lifetime losses. We consider historical and recent demand trends in establishing the reserve. The methodology used to estimate the reserve considers a variety of assumptions including borrower performance (both actual and estimated future defaults), repurchase demand behavior, historical loan defect experience, historical mortgage insurance rescission experience, and historical and estimated future loss experience, which includes projections of future home price changes as well as other qualitative factors including investor behavior. In cases where we may not be able to reasonably estimate losses, a liability is not recognized. Management monitors the adequacy of the overall reserve and makes adjustments to the level of reserve, as necessary, after consideration of other qualitative factors including ongoing dialogue and experience with counterparties.

Determination of Provision for Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued and deconsolidated operations and incorporate assumptions about the amount of future state, federal and foreign pretax operating income. These assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss).

A valuation allowance of $1.6 billion and $2.1 billion was recorded against the net U.S. deferred tax asset balance as of December 31, 2012, and December 31, 2011, respectively. For the year ended December 31, 2012, our results from operations benefited $1.3 billion from the release of U.S. federal and state valuation allowances and related effects on the basis of management’s reassessment of the amount of its deferred tax assets that are more likely than not to be realized.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. As of December 31, 2012, we determined that positive evidence existed to conclude that it is more likely than not that ordinary-in-character deferred tax assets are realizable, and therefore, we reduced the valuation allowance accordingly. Positive evidence in this assessment consisted of forecasts of future taxable income that are sufficient to realize net operating loss carryforwards before their expiration, coupled with our emergence from a cumulative three-year U.S. pretax loss (after removing the effects of non-recurring charges and discontinued operations). Certain U.S. deferred tax assets remain offset with a valuation allowance as discussed below.

We believe it is more likely than not that the benefit for certain U.S. net operating loss, capital loss, and foreign tax credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $1.6 billion on the deferred tax assets relating to these carryforwards. In particular, the deferred tax assets and liabilities as of December 31, 2012, reflect the U.S. income tax effects of the anticipated sale of entities held-for-sale at net book value. In concluding to maintain a valuation allowance against our capital loss carryforwards, we considered the positive evidence that we have entered into agreements to sell our held-for-sale entities for amounts in excess of book value. We also considered and ultimately weighted more heavily the negative evidence that we have historically had difficulty generating significant capital gains; capital loss carryforwards have a relatively short carryforward period; the timing of disposal of the held-for-sale entities is uncertain; and the disposal of the held-for-sale entities are subject to various levels of regulatory approval in numerous countries. Successful completion during 2013 of the sales of entities currently held-for-sale may result in capital gains that would allow us to realize capital loss carryforwards. A related reversal of valuation allowance on these deferred tax assets would be recognized as an income tax benefit upon such utilization.

During 2013, as part of our quarterly assessment of critical accounting estimates, we concluded that in accordance with Accounting Standards Codification 740, Income Taxes, there was a change in the methodologies and processes used in developing the provision for income taxes from what is described above. Refer to Note 1 to the Condensed Consolidated Financial Statements for further discussion regarding the methodology and process used in the determination of provision for income taxes. There have been no other significant changes in the methodologies and processes used in developing these estimates from what is described above.

Recently Issued Accounting Standards

Refer to Note 1 to the Consolidated Financial Statements for further information related to recently adopted and recently issued accounting standards.

Statistical Table

The accompanying supplemental information should be read in conjunction with the more detailed information, including our Consolidated Financial Statements and the notes thereto, which appears elsewhere in this prospectus.

Net Interest Margin Tables

The following tables present an analysis of net interest margin excluding discontinued operations for the periods shown.

	2013			2012			Increase (decrease) due to (a)
Three months ended March 31, ($ in millions)	Average balance (b)	Interest income/ interest expense	Yield/ rate	Average balance (b)	Interest income/ interest expense	Yield/ rate	Volume	Yield/rate	Total
Assets
Interest-bearing cash and cash equivalents	$6,565	$3	0.19%	$8,724	$2	0.09%	$(1)	$2	$1
Trading assets	—	—	—	958	9	3.78	(9)	—	(9)
Investment securities (c)	13,921	63	1.84	12,633	69	2.20	8	(14)	(6)
Loans held-for-sale, net	2,027	16	3.20	3,463	31	3.60	(12)	(3)	(15)
Finance receivables and loans, net (d) (e)	98,595	1,135	4.67	90,445	1,093	4.86	95	(53)	42
Investment in operating leases, net (f)	14,205	299	8.54	9,345	202	8.69	102	(5)	97

Total interest-earning assets	135,313	1,516	4.54	125,568	1,406	4.50	183	(73)	110
Noninterest-bearing cash and cash equivalents	1,967			1,682
Other assets (g)	38,257			58,516
Allowance for loan losses	(1,172)			(1,274)

Total assets	$174,365			$184,492

Liabilities
Interest-bearing deposit liabilities	$47,985	$164	1.39%	$41,128	$163	1.59%	$25	$(24)	$1
Short-term borrowings	4,585	16	1.42	3,436	17	1.99	5	(6)	(1)
Long-term debt (h) (i) (j)	71,957	701	3.95	72,719	880	4.87	(9)	(170)	(179)

Total interest-bearing liabilities (h) (i) (k)	124,527	881	2.87	117,283	1,060	3.64	21	(200)	(179)
Noninterest-bearing deposit liabilities	1,579			2,141

Total funding sources (i) (l)	126,106	881	2.83	119,424	1,060	3.57
Other liabilities (m)	28,087			45,588

Total liabilities	154,193			165,012
Total equity	20,172			19,480

Total liabilities and equity	$174,365			$184,492

Net financing revenue		$635			$346		$162	$127	$289
Net interest spread (n)			1.67%			0.86%
Net interest spread excluding original issue discount (n)			1.89%			1.29%
Net interest spread excluding original issue discount and including noninterest-bearing deposit liabilities (n)			1.93%			1.35%
Net yield on interest-earning assets (o)			1.90%			1.11%
Net yield on interest-earning assets excluding original issue discount (o)			2.07%			1.45%

(a)	Changes in interest not solely due to volume or yield/rate are allocated in proportion to the absolute dollar amount of change in volume and yield/rate.

(b)	Average balances are calculated using a combination of monthly and daily average methodologies.

(c)	Excludes income on equity investments of $5 million during the three months ended March 31, 2013 and 2012, respectively. Yields on available-for-sale debt securities are based on fair value as opposed to historical cost.

(d)	Nonperforming finance receivables and loans are included in the average balances. For information on our accounting policies regarding nonperforming status, refer to Note 1 to the Consolidated Financial Statements.

(e)	Includes other interest income of $2 million during the three months ended March 31, 2012.

(f)	Includes gains on sale of $64 million and $23 million during the three months ended March 31, 2013 and 2012, respectively. Excluding these gains on sale, the annualized yield would be 6.72% and 7.70% at March 31, 2013 and 2012, respectively.

(g)	Includes average balances of assets of discontinued operations.

(h)	Includes the effects of derivative financial instruments designated as hedges.

(i)	Average balance includes $1,753 million and $2,062 million related to original issue discount at March 31, 2013 and 2012, respectively. Interest expense includes original issue discount amortization of $57 million and $108 million during the three months ended March 31, 2013 and 2012, respectively.

(j)	Excluding original issue discount the rate on long-term debt was 3.54% and 4.15% at March 31, 2013 and 2012, respectively.

(k)	Excluding original issue discount the rate on total interest-bearing liabilities was 2.65% and 3.21% at March 31, 2013 and 2012, respectively.

(l)	Excluding original issue discount the rate on total funding sources was 2.61% and 3.15% at March 31, 2013 and 2012, respectively.

(m)	Includes average balances of liabilities of discontinued operations.

(n)	Net interest spread represents the difference between the rate on total interest-earning assets and the rate on total interest-bearing liabilities.

(o)	Net yield on interest-earning assets represents net financing revenue as a percentage of total interest-earning assets.

	2012			2011			2010
Year ended December 31, ($ in millions)	Average balance (a)	Interest income/ interest expense	Yield/ rate	Average balance (a)	Interest income/ interest expense	Yield/ rate	Average balance (a)	Interest income/ interest expense	Yield/ rate
Assets
Interest-bearing cash and cash equivalents	$10,610	$24	0.23%	$10,336	$15	0.15%	$11,966	$30	0.25%
Trading assets	261	10	3.83	321	8	2.49	110	1	0.91
Investment securities (b)	12,336	262	2.12	13,082	325	2.48	10,146	303	2.99
Loans held-for-sale, net	2,759	98	3.55	4,517	180	3.98	8,218	340	4.14
Finance receivables and loans, net (c)(d)	95,311	4,539	4.76	83,162	4,189	5.04	64,343	3,882	6.03
Investment in operating leases, net (e)	11,185	980	8.76	7,968	988	12.40	8,827	1,332	15.09

Total interest-earning assets	132,462	5,913	4.46	119,386	5,705	4.78	103,610	5,888	5.68
Noninterest-bearing cash and cash equivalents	1,794			1,118			359
Other assets (f)	50,719			61,846			74,718
Allowance for loan losses	(1,234)			(1,513)			(2,002)

Total assets	$183,741			$180,837			$176,685

Liabilities
Interest-bearing deposit liabilities	$42,478	$645	1.52%	$37,535	$615	1.64%	$30,548	$580	1.90%
Short-term borrowings	3,852	71	1.84	3,605	61	1.69	4,299	45	1.05
Long-term debt (g)(h)(i)	77,057	3,336	4.33	71,441	3,930	5.50	64,428	4,207	6.53

Total interest-bearing liabilities (g)(h)(j)	123,387	4,052	3.28	112,581	4,606	4.09	99,275	4,832	4.87
Noninterest-bearing deposit liabilities	2,261			2,238			2,072

Total funding sources (h)(k)	125,648	4,052	3.22	114,819	4,606	4.01	101,347	4,832	4.77
Other liabilities (l)	39,173			45,949			54,676

Total liabilities	164,821			160,768			156,023
Total equity	18,920			20,069			20,662

Total liabilities and equity	$183,741			$180,837			$176,685

Net financing revenue		$1,861			$1,099			$1,056
Net interest spread (m)			1.18%			0.69%			0.81%
Net interest spread excluding original issue discount (m)			1.49%			1.57%			2.16%
Net interest spread excluding original issue discount and including noninterest-bearing deposit liabilities (m)			1.55%			1.63%			2.23%
Net yield on interest-earning assets (n)			1.40%			0.92%			1.02%
Net yield on interest-earning assets excluding original issue discount (n)			1.66%			1.68%			2.18

(a)	Average balances are calculated using a combination of monthly and daily average methodologies.

(b)	Excludes income on equity investments of $30 million, $25 million, and $17 million at December 31, 2012, 2011, and 2010, respectively. Yields on available-for-sale debt securities are based on fair value as opposed to historical cost.

(c)	Nonperforming finance receivables and loans are included in the average balances. For information on our accounting policies regarding nonperforming status, refer to Note 1 to the Consolidated Financial Statements.

(d)	Includes other interest income of $4 million, $8 million, and $7 million at December 31, 2012, 2011, and 2010, respectively.

(e)	Includes gains on sale of $116 million, $217 million, and $555 million at December 31, 2012, 2011, and 2010, respectively. Excluding these gains on sale, the annualized yield would be 7.72%, 9.68%, and 8.80% at December 31, 2012, 2011, and 2010, respectively.

(f)	Includes average balances of assets of discontinued operations.

(g)	Includes the effects of derivative financial instruments designated as hedges.

(h)	Average balance includes $1,927 million, $2,522 million, and $3,710 million related to original issue discount at December 31, 2012, 2011, and 2010, respectively. Interest expense includes original issue discount amortization of $336 million, $912 million, and $1,204 million during the year ended December 31, 2012, 2011, and 2010, respectively.

(i)	Excluding original issue discount the rate on long-term debt was 3.80%, 4.08%, and 4.41% at December 31, 2012, 2011, and 2010, respectively.

(j)	Excluding original issue discount the rate on total interest-bearing liabilities was 2.97%, 3.21%, and 3.52% at December 31, 2012, 2011, and 2010, respectively.

(k)	Excluding original issue discount the rate on total funding sources was 2.91%, 3.15%, and 3.45% at December 31, 2012, 2011, and 2010, respectively.

(l)	Includes average balances of liabilities of discontinued operations.

(m)	Net interest spread represents the difference between the rate on total interest-earning assets and the rate on total interest-bearing liabilities.

(n)	Net yield on interest-earning assets represents net financing revenue as a percentage of total interest-earning assets.

The following table presents an analysis of the changes in net interest income, volume and rate.

	2012 vs 2011 Increase (decrease) due to (a)			2011 vs 2010 Increase (decrease) due to (a)
Year ended December 31, ($ in millions)	Volume	Yield/ rate	Total	Volume	Yield/ rate	Total
Assets
Interest-bearing cash and cash equivalents	$—	$9	$9	$(4)	$(11)	$(15)
Trading assets	(2)	4	2	4	3	7
Investment securities	(18)	(45)	(63)	78	(56)	22
Loans held-for-sale, net	(64)	(18)	(82)	(148)	(12)	(160)
Finance receivables and loans, net	588	(238)	350	1,016	(709)	307
Investment in operating leases, net	331	(339)	(8)	(121)	(223)	(344)

Total interest-earning assets	$835	$(627)	$208	$825	$(1,008)	$(183)

Liabilities
Interest-bearing deposit liabilities	$77	$(47)	$30	$121	$(86)	$35
Short-term borrowings	4	6	10	(8)	24	16
Long-term debt	291	(885)	(594)	428	(705)	(277)

Total interest-bearing liabilities	$372	$(926)	$(554)	$541	$(767)	$(226)

Net financing revenue	$463	$299	$762	$284	$(241)	$43

(a)	Changes in interest not solely due to volume or yield/rate are allocated in proportion to the absolute dollar amount of change in volume and yield/rate.

Outstanding Finance Receivables and Loans

The following table presents the composition of our on-balance sheet finance receivables and loans.

December 31, ($ in millions)	2012	2011	2010	2009	2008
Consumer
Domestic
Consumer automobile	$53,713	$46,576	$34,604	$12,514	$16,281
Consumer mortgage
1st Mortgage	7,173	6,997	7,057	7,960	13,542
Home equity	2,648	3,575	3,964	4,238	7,777

Total domestic	63,534	57,148	45,625	24,712	37,600

Foreign
Consumer automobile	2	16,883	16,650	17,731	21,705
Consumer mortgage
1st Mortgage	—	256	742	405	4,604
Home equity	—	—	—	1	54

Total foreign	2	17,139	17,392	18,137	26,363

Total consumer loans	63,536	74,287	63,017	42,849	63,963

Commercial
Domestic
Commercial and industrial
Automobile (a)	30,270	26,552	24,944	19,604	16,913
Mortgage	—	1,887	1,540	1,572	1,627
Other	2,679	1,178	1,795	2,688	3,257
Commercial real estate
Automobile	2,552	2,331	2,071	2,008	1,941
Mortgage	—	—	1	121	1,696

Total domestic	35,501	31,948	30,351	25,993	25,434

Foreign
Commercial and industrial
Automobile (b)	—	8,265	8,398	7,943	10,749
Mortgage	—	24	41	96	195
Other	18	63	312	437	960
Commercial real estate
Automobile	—	154	216	221	167
Mortgage	—	14	78	162	260

Total foreign	18	8,520	9,045	8,859	12,331

Total commercial loans	35,519	40,468	39,396	34,852	37,765

Total finance receivables and loans (c)	$99,055	$114,755	$102,413	$77,701	$101,728

Loans held-for-sale	$2,576	$8,557	$11,411	$20,625	$7,919

(a)	Amount includes Notes Receivable from General Motors of $3 million at December 31, 2009.

(b)	Amounts include no Notes Receivable from General Motors at December 31, 2012 and $529 million, $484 million, $908 million, and $1.7 billion at December 31, 2011, 2010, 2009, and 2008, respectively.

(c)	Includes historical cost, fair value, and repurchased loans.

Nonperforming Assets

The following table summarizes the nonperforming assets in our on-balance sheet portfolio.

December 31, ($ in millions)	2012	2011	2010	2009	2008
Consumer
Domestic
Consumer automobile	$260	$139	$129	$267	$294
Consumer mortgage
1st Mortgage	342	316	452	782	2,547
Home equity	40	91	108	114	540

Total domestic	642	546	689	1,163	3,381

Foreign
Consumer automobile	—	89	78	119	125
Consumer mortgage
1st Mortgage	—	142	261	33	1,034
Home equity	—	—	—	—	—

Total foreign	—	231	339	152	1,159

Total consumer (a)	642	777	1,028	1,315	4,540

Commercial
Domestic
Commercial and industrial
Automobile	146	105	261	281	1,448
Mortgage	—	—	—	37	140
Other	33	22	37	856	64
Commercial real estate
Automobile	37	56	193	256	153
Mortgage	—	—	1	56	1,070

Total domestic	216	183	492	1,486	2,875

Foreign
Commercial and industrial
Automobile	—	118	35	66	7
Mortgage	—	—	40	35	—
Other	—	15	97	131	19
Commercial real estate
Automobile	—	11	6	24	2
Mortgage	—	12	70	141	143

Total foreign	—	156	248	397	171

Total commercial (b)	216	339	740	1,883	3,046

Total nonperforming finance receivables and loans	858	1,116	1,768	3,198	7,586
Foreclosed properties	8	82	150	255	787
Repossessed assets (c)	62	56	47	58	95

Total nonperforming assets	$928	$1,254	$1,965	$3,511	$8,468

Loans held-for-sale	$25	$2,820	$3,273	$3,390	$731

(a)	Interest revenue that would have been accrued on total consumer finance receivables and loans at original contractual rates was $54 million during the year ended December 31, 2012. Interest income recorded for these loans was $23 million during the year ended December 31, 2012.

(b)	Interest revenue that would have been accrued on total commercial finance receivables and loans at original contractual rates was $21 million during the year ended December 31, 2012. Interest income recorded for these loans was $15 million during the year ended December 31, 2012.

(c)	Repossessed assets exclude $3 million, $3 million, $14 million, $23 million, and $34 million of repossessed operating lease assets at December 31, 2012, 2011, 2010, 2009, and 2008, respectively.

Accruing Finance Receivables and Loans Past Due 90 Days or More

The following table presents our on-balance sheet accruing loans past due 90 days or more as to principal and interest.

December 31, ($ in millions)	2012	2011	2010	2009	2008
Consumer
Domestic
Consumer automobile	$—	$—	$—	$—	$19
Consumer mortgage
1st Mortgage	1	1	1	1	33
Home equity	—	—	—	—	—

Total domestic	1	1	1	1	52

Foreign
Consumer automobile	—	3	5	5	40
Consumer mortgage
1st Mortgage	—	—	—	1	—
Home equity	—	—	—	—	—

Total foreign	—	3	5	6	40

Total consumer	1	4	6	7	92

Commercial
Domestic
Commercial and industrial
Automobile	—	—	—	—	—
Mortgage	—	—	—	—	—
Other	—	—	—	—	—
Commercial real estate
Automobile	—	—	—	—	—
Mortgage	—	—	—	—	—

Total domestic	—	—	—	—	—

Foreign
Commercial and industrial
Automobile	—	—	—	—	—
Mortgage	—	—	—	—	—
Other	—	—	—	3	—
Commercial real estate
Automobile	—	—	—	—	—
Mortgage	—	—	—	—	—

Total foreign	—	—	—	3	—

Total commercial	—	—	—	3	—

Total accruing finance receivables and loans past due 90 days or more	$1	$4	$6	$10	$92

Loans held-for-sale	$—	$73	$25	$33	$7

Allowance for Loan Losses

The following table presents an analysis of the activity in the allowance for loan losses on finance receivables and loans.

($ in millions)	2012	2011	2010	2009	2008
Balance at January 1,	$1,503	$1,873	$2,445	$3,433	$2,755
Cumulative effect of change in accounting principles (a)	—	—	222	—	(616)
Charge-offs
Domestic	(595)	(667)	(1,297)	(3,380)	(2,192)
Foreign	(181)	(213)	(349)	(633)	(347)
Write-downs related to transfers to held-for-sale	—	—	—	(3,438)	—

Total charge-offs	(776)	(880)	(1,646)	(7,451)	(2,539)

Recoveries
Domestic	193	227	363	276	219
Foreign	109	100	85	76	71

Total recoveries	302	327	448	352	290

Net charge-offs	(474)	(553)	(1,198)	(7,099)	(2,249)
Provision for loan losses	329	161	361	3,584	1,701
Other (b)	(188)	22	43	2,527	1,842

Balance at December 31,	$1,170	$1,503	$1,873	$2,445	$3,433

(a)	Effect of change in accounting principle due to adoption of ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.

(b)	Includes provision for loan losses relating to discontinued operations of $65 million, $58 million, $77 million, $2.6 billion, and $1.7 billion at the years ended December 31,2012, 2011, 2010, 2009, and 2008, respectively.

Allowance for Loan Losses by Type

The following table summarizes the allocation of the allowance for loan losses by product type.

	2012		2011		2010		2009		2008
December 31, ($ in millions)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Consumer
Domestic
Consumer automobile	$575	49.2	$600	39.9	$769	41.0	$772	31.6	$1,115	32.5
Consumer mortgage
1st Mortgage	245	20.9	275	18.3	322	17.2	387	15.8	525	15.3
Home equity	207	17.7	237	15.8	256	13.7	251	10.3	177	5.2

Total domestic	1,207	87.8	1,112	74.0	1,347	71.9	1,410	57.7	1,817	53.0

Foreign
Consumer automobile	—	—	166	11.1	201	10.7	252	10.2	279	8.1
Consumer mortgage
1st Mortgage	—	—	4	0.2	2	0.1	2	0.1	409	11.9
Home equity	—	—	—	—	—	—	—	—	31	0.9

Total foreign	—	—	170	11.3	203	10.8	254	10.3	719	20.9

Total consumer loans	1,027	87.8	1,282	85.3	1,550	82.7	1,664	68.0	2,536	73.9

Commercial
Domestic
Commercial and industrial
Automobile	55	4.7	62	4.0	73	3.9	157	6.4	178	5.2
Mortgage	—	—	1	0.1	—	—	10	0.4	93	2.7
Other	48	4.1	52	3.5	97	5.2	322	13.2	65	1.9
Commercial real estate
Automobile	40	3.4	39	2.6	54	2.9	—	—	—	—
Mortgage	—	—	—	—	—	—	54	2.2	458	13.3

Total domestic	143	12.2	154	10.2	224	12.0	543	22.2	794	23.1

Foreign
Commercial and industrial
Automobile	—	—	48	3.2	33	1.7	54	2.2	45	1.3
Mortgage	—	—	10	0.7	12	0.7	20	0.8	3	0.1
Other	—	—	1	0.1	39	2.1	111	4.6	9	0.3
Commercial real estate
Automobile	—	—	3	0.2	2	0.1	—	—	—	—
Mortgage	—	—	5	0.3	13	0.7	53	2.2	46	1.3

Total foreign	—	—	67	4.5	99	5.3	238	9.8	103	3.0

Total commercial loans	143	12.2	221	14.7	323	17.3	781	32.0	897	26.1

Total allowances for loan losses	$1,170	100.0	$1,503	100.0	$1,873	100.0	$2,445	100.0	$3,433	100.0

Deposit Liabilities

The following table presents the average balances and interest rates paid for types of domestic and foreign deposits.

	2012		2011		2010
Year ended December 31, ($ in millions)	Average balance (a)	Average deposit rate	Average balance (a)	Average deposit rate	Average balance (a)	Average deposit rate
Domestic deposits
Noninterest-bearing deposits	$2,262	—%	$2,237	—%	$2,071	—%
Interest-bearing deposits
Savings and money market checking accounts	10,953	0.88	9,696	0.88	8,015	1.21
Certificates of deposit	29,972	1.64	26,109	1.77	21,153	2.04
Dealer deposits	1,515	3.81	1,685	3.87	1,288	4,00

Total domestic deposit liabilities	$44,702	1.44%	$39,727	1.55%	$32,527	1.78%

(a)	Average balances are calculated using a combination of monthly and daily average methodologies.

The following table presents the amount of domestic certificates of deposit in denominations of $100 thousand or more segregated by time remaining until maturity.

December 31, 2012 ($ in millions)	Three months or less	Over three months through six months	Over six months through twelve months	Over twelve months	Total
Domestic certificates of deposit ($100,000 or more)	$1,735	$1,793	$2,779	$5,666	$11,973

Business

General

Ally Financial Inc. (formerly GMAC Inc.) is a leading, independent, financial services firm with $182.3 billion in assets. Founded in 1919, we are a leading automotive financial services company with over 90 years of experience providing a broad array of financial products and services to automotive dealers and their customers. We became a bank holding company on December 24, 2008, under the Bank Holding Company Act of 1956, as amended (the BHC Act). Our banking subsidiary, Ally Bank, is an indirect wholly owned subsidiary of Ally Financial Inc. and a leading franchise in the growing direct (internet, and telephone, mobile, and mail) banking market, with $46.9 billion of deposits at December 31, 2012.

Our Business

Dealer Financial Services, which includes our Automotive Finance and Insurance operations, and Mortgage are our primary lines of business. Our Dealer Financial Services business is centered on our strong and longstanding relationships with automotive dealers and supports manufacturers with which we have marketing relationships and their marketing programs. Our Dealer Financial Services business serves the financial needs of approximately 16,000 dealers with a wide range of financial services and insurance products. We believe our dealer-focused business model makes us the preferred automotive finance company for thousands of our automotive dealer customers. We have developed particularly strong relationships with thousands of dealers resulting from our longstanding relationship with General Motors Company (GM) and our relationship with Chrysler Group LLC (Chrysler), providing us with an extensive understanding of the operating needs of these dealers relative to other automotive finance companies. In addition, we have established specialized incentive programs that are designed to encourage dealers to direct more of their business to us.

Ally Bank, our direct banking platform, provides us with a stable and diversified low-cost funding source. Our focus is on building a stable deposit base driven by our compelling brand and strong value proposition. Ally Bank raises deposits directly from customers through the direct banking channel via the internet, over the telephone, and through mobile applications. Ally Bank offers a full spectrum of deposit product offerings including certificates of deposit, savings accounts, money market accounts, IRA (individual retirement account) deposit products, as well as an online checking product. We continue to expand the product offerings in our banking platform in order to meet customer needs. Ally Bank’s assets and operating results are divided between our Automotive Finance operations and Mortgage operations based on its underlying business activities.

Our strategy is to extend our leading position in automotive finance in the United States by continuing to provide automotive dealers and their retail customers with premium service, a comprehensive product suite, consistent funding and competitive pricing, reflecting our commitment to the automotive industry. We are focused on expanding profitable dealer relationships, prudent earning asset growth, and higher risk-adjusted returns. Our growth strategy continues to focus on diversifying the franchise by expanding into different products as well as broadening our network of dealer relationships. During 2012, we continued to focus on the used vehicle market, which resulted in strong growth in used vehicle financing volume. We also seek to broaden and deepen the Ally Bank franchise, prudently growing stable, quality deposits while extending our foundation of products and providing a high level of customer service.

Strategic Actions

Subsidiaries’ Bankruptcy Filings

On May 14, 2012, Residential Capital, LLC (ResCap) and certain of its wholly owned direct and indirect subsidiaries (collectively, the Debtors) filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On May 14, 2013, AFI entered into the PSA with the Debtors, the Creditors’ Committee, and the Consenting Claimants. The PSA

provides for the parties to support a prearranged Chapter 11 plan, which is subject to the satisfaction of several milestones and the satisfaction or waiver of several other conditions. As a result of the bankruptcy filing, effective May 14, 2012 the Debtors were deconsolidated from our financial statements. For further details with respect to the bankruptcy and the deconsolidation refer to “Prospectus Summary—Recent Developments” and Note 1 to the Consolidated Financial Statements.

Sale of International Business

During 2012, we committed to sell substantially all of our remaining international businesses, which included automotive finance, insurance, and banking and deposit operations. On February 1, 2013, we completed the sale of our Canadian automotive finance operation to Royal Bank of Canada. Ally received $4.1 billion for the business in the form of a $3.7 billion payment at closing and $400 million of dividends from Ally Canada following the announcement of the transaction. On May 2, 2013, we completed the sale of ABA Seguros, to the ACE Group. Ally received approximately $865 million in proceeds, which was comprised of a $690 million cash payment at closing and a $175 million dividend that was paid in the fourth quarter of 2012. On November 21, 2012, we announced that we had reached an agreement to sell our operations in Europe and Latin America, as well as our share in a joint venture in China, to General Motors Financial Corp, Inc. (GM Financial). On April 1, 2013, we completed the sale of the majority of our operations in Europe and Latin America to GM Financial. The transaction included European operations in Germany, the United Kingdom, Italy, Sweden, Switzerland, Austria, Belgium, and the Netherlands; and Latin American operations in Mexico, Chile, and Colombia. We received $2.6 billion for these European businesses, which was composed of a $2.4 billion payment at closing and $190 million of dividends paid by the business to us prior to the closing. On June 3, 2013, we completed the sale of our remaining European operations, which included primarily our operations in France. We received approximately $155 million at closing, which is subject to certain post-closing adjustments. We expect to complete the sale of the remaining operations during 2013 and possibly 2014. As a result of the sales, for all periods presented, the operating results for these operations have been removed from continuing operations. Refer to Note 2 and Note 31 to the Consolidated Financial Statements for more details.

Dealer Financial Services

Dealer Financial Services includes our Automotive Finance operations and Insurance operations. Our primary customers are automotive dealers, which are independently owned businesses. As a part of the process of selling a vehicle, automotive dealers typically originate loans and leases to their retail customers. Dealers then select Ally or another automotive finance provider to which they sell loans and leases. References to consumer automobile loans in this document include installment sales financing unless the context suggests otherwise.

Our Dealer Financial Services operations offer a wide range of financial services and insurance products to approximately 16,000 automotive dealerships and approximately 4 million of their retail customers. We have deep dealer relationships that have been built over our greater-than 90-year history. Our dealer-focused business model encourages dealers to use our broad range of products through incentive programs like our Ally Dealer Rewards program, which rewards individual dealers based on the depth and breadth of our relationship. During 2012, 73% of our U.S. automotive dealer customers received benefits under the Ally Dealer Rewards program, which was initiated in 2009. Our automotive finance services include providing retail installment sales contracts, loans, and leases, offering term loans to dealers, financing dealer floorplans and other lines of credit to dealers, fleet leasing, and vehicle remarketing services. We also offer retail vehicle service contracts and commercial insurance primarily covering dealers’ wholesale vehicle inventories. We are a leading provider of vehicle service contracts and maintenance coverage.

Dealer Financial Services is supported by approximately 4,400 employees in the United States. A significant portion of our Dealer Financial Services business is conducted with or through GM- and Chrysler-franchised dealers and their customers.

Automotive Finance

Our Automotive Finance operations consist of automotive finance business generated primarily in the United States. At December 31, 2012, our Automotive Finance operations had $128.4 billion of assets and generated $3.1 billion of total net revenue in 2012. According to Experian Automotive, we were the largest independent provider of new retail automotive loans to franchised dealers in the United States during 2012. We have approximately 1,600 automotive finance and 600 insurance employees across the United States focused on serving the needs of our dealer customers with finance and insurance products, expanding the number of overall dealer and automotive manufacturer relationships, and supporting our dealer lending and underwriting functions. In addition, we have over 1,700 employees that support our servicing operations. We manage commercial account servicing for approximately 5,000 dealers that utilize our floorplan inventory lending or other commercial loans. We provide consumer asset servicing for a $75.3 billion portfolio at December 31, 2012. The extensive infrastructure and experience of our servicing operations are important to our ability to minimize our loan losses and enable us to deliver favorable customer experience to both our dealers and their retail customers.

Our success as an automotive finance provider is driven by the consistent and broad range of products and services we offer to dealers who originate loans and leases to their retail customers who are acquiring new and used automobiles. Ally and other automotive finance providers purchase these loans and leases from automotive dealers. Automotive dealers are independently owned businesses and are our primary customers. Our growth strategy continues to focus on diversifying the franchise by expanding into different products as well as broadening our network of dealer relationships. During 2012, we continued to focus on the used vehicle segment primarily through franchised dealers, which resulted in strong growth in used vehicle financing volume. The fragmented used vehicle financing market provides an attractive opportunity that we believe will further expand and support our dealer relationships and increase our volume of retail loan originations.

Automotive dealers desire a full range of financial products, including new and used vehicle inventory financing, inventory insurance, working capital and capital improvement loans, and vehicle remarketing services to conduct their respective businesses as well as service contracts and guaranteed asset protection (GAP) products to offer their customers. We have consistently provided this full suite of products to dealers.

For consumers, we provide retail automotive financing for new and used vehicles and leasing for new vehicles. In the United States, retail financing for the purchase of vehicles takes the form of installment sales financing. During 2012, we originated a total of 1.5 million automotive loans and leases totaling approximately $38.7 billion.

Our consumer automotive financing operations generate revenue through finance charges or lease payments and fees paid by customers on the retail contracts and leases. We also recognize a gain or loss on the remarketing of the vehicles financed through lease contracts at the end of the lease. When the lease contract is originated, we estimate the residual value of the leased vehicle at lease termination. Periodically we revise the projected value of the leased vehicle at lease termination. Our actual sales proceeds from remarketing the vehicle may be higher or lower than the estimated residual value.

Automotive manufacturers may elect as a marketing incentive to sponsor special financing programs for retail sales of their respective vehicles. The manufacturer can lower the financing rate paid by the customer on either a retail contract or a lease by paying us the present value of the difference between the customer rate and our standard market rates at contract inception. These marketing incentives are referred to as rate support or subvention. GM may also from time to time offer lease pull-ahead programs, which encourage consumers to terminate existing leases early if they acquire a new GM vehicle. As part of these programs, we waive all or a portion of the customer’s remaining payment obligation. In most cases, GM compensates us for a portion of the foregone revenue from those waived payments after consideration of the extent that our remarketing sale proceeds are higher than otherwise would be realized if the vehicle had been remarketed at lease contract maturity. Manufacturers may also elect to lower a customer’s lease payments through residual support incentive programs. In these instances, we agree to increase the projected value of the vehicle at the time the lease contract was signed in exchange for a payment from the manufacturer.

Our commercial automotive financing operations primarily fund dealer inventory purchases of new and used vehicles, commonly referred to as wholesale or floorplan financing. This represents the largest portion of our commercial automotive financing business. We also extend lines of credit to individual dealers. In general, each wholesale credit line is secured by all the vehicles financed and, in some instances, by other assets owned by the dealer or by a personal guarantee. The amount we advance to dealers is equal to 100% of the wholesale invoice price of new vehicles. Interest on wholesale automotive financing is generally payable monthly and is usually indexed to a floating rate benchmark. The rate for a particular dealer is based on the dealer’s creditworthiness and eligibility for various incentive programs, among other factors. During 2012, we financed an average of $27.2 billion of dealer vehicle inventory through wholesale or floorplan financings. We provide comprehensive automotive remarketing services, including the use of SmartAuction, our online auction platform, which efficiently supports dealer-to-dealer and other commercial wholesale car transactions. In 2012, we and others including dealers, fleet rental companies, financial institutions, and GM, utilized SmartAuction to sell 221,000 vehicles to dealers and other commercial customers. SmartAuction served as the remarketing channel for 35% of Ally’s off-lease vehicles.

Manufacturer Agreements

We are currently party to an agreement with GM pursuant to which GM initially agreed to offer all vehicle financing incentives to customers through Ally. However, the agreement, which was originally entered into in November 2006, provides for annual reductions in the percentage of retail financing subvention programs that GM is required to provide through Ally, and currently applies to a limited percentage. The agreement expires on December 31, 2013.

Historically, we were also party to an agreement to make available automotive financing products and services to Chrysler dealers and customers. We provided dealer financing and services and retail financing to qualified Chrysler dealers and customers as we deemed appropriate according to our credit policies and in our sole discretion, and Chrysler was obligated to use Ally for a designated minimum threshold percentage of Chrysler retail financing subvention programs. On April 25, 2012, Chrysler provided us with notification of nonrenewal related to this agreement and as a result, the agreement expired on April 30, 2013.

The agreement with GM described above does not, and our agreement with Chrysler described above did not, provide us with any benefits relating to standard rate financing or lease products. As a result, since the inception of these agreements, we have successfully competed at the dealer-level for standard consumer retail financing and leasing originations for GM and Chrysler automobiles based on our strong dealer relationships, competitive pricing, full suite of products, and comprehensive service.

We have further diversified our customer base by establishing agreements to become the preferred financing provider for vehicles manufactured by Thor Industries, Maserati, The Vehicle Production Group LLC Forest River, and Mitsubishi Motors.

On June 9, 2013, Maserati provided us with notification of nonrenewal related to its agreement with us and as a result, the agreement will expire on June 8, 2014.

Insurance

Our Insurance operations offer both consumer finance protection and insurance products sold primarily through the automotive dealer channel, and commercial insurance products sold directly to dealers. As part of our focus on offering dealers a broad range of consumer finance and insurance products, we provide vehicle service contracts, maintenance coverage, and GAP products. We also underwrite selected commercial insurance coverages, which primarily insure dealers’ wholesale vehicle inventory in the United States. Our Insurance operations had $8.4 billion of assets at December 31, 2012, and generated $1.2 billion of total net revenue in 2012.

Our vehicle service contracts for retail customers offer owners and lessees mechanical repair protection and roadside assistance for new and used vehicles beyond the manufacturer’s new vehicle warranty. These vehicle service contracts are marketed to the public through automotive dealerships and on a direct response basis. The vehicle service contracts cover virtually all vehicle makes and models. We also offer GAP products, which allow the recovery of a specified economic loss beyond the covered vehicle’s value in the event the vehicle is damaged and declared a total loss.

Wholesale vehicle inventory insurance for dealers provides physical damage protection for dealers’ floorplan vehicles. Dealers are generally required to maintain this insurance by their floorplan finance provider. We sell these insurance products to approximately 4,000 dealers. Among U.S. GM franchised dealers to whom we provide wholesale financing, our wholesale insurance product penetration rate is approximately 80%. Dealers who receive wholesale financing from Ally are eligible for wholesale insurance incentives, such as automatic eligibility in our preferred insurance programs and increased financial benefits.

A significant aspect of our Insurance operations is the investment of proceeds from premiums and other revenue sources. We use these investments to satisfy our obligations related to future claims at the time these claims are settled. Our Insurance operations have an Investment Committee, which develops investment guidelines and strategies. The guidelines established by this committee reflect our risk tolerance, liquidity requirements, regulatory requirements, and rating agency considerations, among other factors.

Mortgage

Our ongoing Mortgage operations are conducted through Ally Bank. On April 17, 2013, we announced a decision to exit the correspondent lending channel and close production of any new jumbo mortgage loans. Our Mortgage operations also consist of noncore business activities including portfolios in runoff. Additionally, on October 26, 2012, we announced that Ally Bank had begun to explore strategic alternatives for its agency mortgage servicing rights portfolio and its business lending operations. On February 28, 2013, we sold our business lending operations to Walter Investment Management Corp. On April 16, 2013, we completed substantially all of the sales of agency MSRs to Ocwen Financial Corp. and Quicken Loans, Inc. Our Mortgage operations had $14.7 billion of assets at December 31, 2012, and generated $1.8 billion of total net revenue in 2012.

During 2012, we originated or purchased residential mortgage loans totaling $32.5 billion in the United States. Conforming and government-insured residential mortgage loans comprised 93.2% of our 2012 originations, which, in the ordinary course of business, are sold to the Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), or Government National Mortgage Association (Ginnie Mae) (collectively, the Government-sponsored Enterprises, or GSEs). Since the onset of the housing crisis, we have reduced our overall mortgage assets from $135.1 billion in 2006 to $14.7 billion at December 31, 2012, primarily through the run-off and divestiture of noncore businesses and assets, and the deconsolidation of ResCap.

Corporate and Other

Corporate and Other primarily consists of our centralized corporate treasury activities, such as management of the cash and corporate investment securities portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, the amortization of the discount associated with new debt issuances and bond exchanges, most notably from the December 2008 bond exchange, and the residual impacts of our corporate funds-transfer pricing (FTP) and treasury asset liability management (ALM) activities. Corporate and Other also includes our Commercial Finance Group, certain equity investments, reclassifications and eliminations between the reportable operating segments, and overhead that was previously allocated to operations that have since been sold or classified as discontinued operations. Our Commercial Finance Group provides senior secured commercial-lending products to primarily U.S.-based middle market companies.

Ally Bank

Ally Bank raises deposits directly from customers through direct banking via the internet, telephone, mobile, and mail channels. Ally Bank has established a strong and growing retail banking franchise that is based on a promise of being straightforward, easy to use, and offering high-quality customer service. Ally Bank’s products and services are designed to develop long-term customer relationships and capitalize on the shift in consumer preference away from branch banking in favor of direct banking.

Ally Bank provides us with a stable and diversified low-cost funding source. At December 31, 2012, we had $46.9 billion of deposits including $35.0 billion of retail deposits sourced by Ally Bank. The focus on retail deposits and growth in our deposit base from $19.2 billion at the end of 2008 to $46.9 billion at the end of 2012, combined with improving capital markets and a lower interest rate environment have contributed to a reduction in our cost of funds of approximately 95 basis points since the first quarter of 2011. We expect to continue to lower our cost of funds and diversify our overall funding as our deposit base grows.

We believe Ally Bank is well-positioned to continue to benefit from the consumer driven-shift from branch banking to direct banking. According to a 2012 American Bankers Association survey, the percentage of customers who prefer to do their banking via direct channels (internet, mail, phone, and mobile) increased from 34% to 62% between 2007 and 2012, while those who prefer branch banking declined from 39% to 18% over the same period. Ally Bank has received a positive response to innovative savings and other deposit products. Ally Bank’s products include savings and money market accounts, certificates of deposit, interest-bearing checking accounts, and individual retirement accounts. Ally Bank’s competitive direct banking features include online and mobile banking, electronic bill pay, remote deposit, electronic funds transfer, and no-fee debit cards.

Industry and Competition

The markets for automotive and mortgage financing, banking, and insurance are highly competitive. The market for automotive financing has grown more competitive as more consumers are financing their vehicle purchases and as more competitors continue to enter this market as a result of how well automotive finance assets generally performed relative to other asset classes through the economic cycle during the past several years. More recently, competition for automotive financing has further intensified as a growing number of banks have become increasingly interested in automotive-finance assets. In addition, Ally Bank faces significant competition from commercial banks, savings institutions, and other financial institutions. Our insurance business also faces significant competition from automotive manufacturers, insurance carriers, third-party administrators, brokers, and other insurance-related companies. Many of our competitors have substantial positions nationally or in the markets in which they operate. Some of our competitors have lower cost structures, substantially lower costs of capital, and are much less reliant on securitization activities, unsecured debt, and other public markets. We face significant competition in most areas, including product offerings, rates, pricing and fees, and customer service. Further, there has been significant consolidation among companies in the financial services industry, which is expected to continue.

The markets for automotive securitizations and whole-loan sales are also competitive, and other issuers and originators could increase the amount of their issuances and sales. In addition, lenders and other investors within those markets often establish limits on their credit exposure to particular issuers, originators, and asset classes, or they may require higher returns to increase the amount of their exposure. Increased issuance by other participants in the market or decisions by investors to limit their credit exposure to (or to require a higher yield for) us or to automotive securitizations or whole-loan sales could negatively affect our ability and that of our subsidiaries to price our securitizations and whole-loan sales at attractive rates. The result would be lower proceeds from these activities and lower profits for our subsidiaries and us.

Our Strengths

Automotive financial services category leader with full product suite.

We are one of the largest providers of automotive financing products, including wholesale loans and retail loans and leases, in the United States and are an integral part of the automotive industry. We believe that our over 90-year history has provided us extensive knowledge of the automotive industry and the financial services needs of its dealers, automotive manufacturers, and retail consumers.

The combination of our full suite of finance and insurance products, premium service standards, market driven programs, and infrastructure and scale, distinguish us as a preferred and trusted business partner to our dealer customers and puts us in a position to compete effectively with other financial institutions and new entrants to the market.

Market-driven and dealer-centric business model.

Implementation of our market-driven programs, such as Ally Dealer Rewards and SmartAuction, since 2008 have enabled us to grow our Dealer Financial Services business within our existing dealer relationships and expand into new relationships with dealers of various manufacturers. This business model has allowed us to offer more products, expand our dealer base and strengthen our existing network of dealer relationships. These strong relationships have allowed us to diversify our asset base and decrease our subvented retail loan origination volumes to 15.7% of our U.S. originations during the first quarter of 2013, compared to 58.0% in 2009. In addition, as of March 31, 2013, over 5,700 of our automotive dealer customers utilized four or more of our products and 57% of our U.S. dealer customers received benefits under the Ally Dealer Rewards program.

Our 2,200 automotive finance and insurance employees are dedicated to directly supporting the needs of our dealer customers in the United States. This infrastructure allows us to accommodate our growing volume of business and support our existing customers. Our national sales force meets the needs of our dealer customers, expands our market penetration in the dealer network, and supports our existing and new OEM partners. Our sales force consists of direct dealer account relationship professionals, supplemental product support coverage professionals, and primary manufacturer relationship account professionals.

Infrastructure scale and breadth.

We believe the scale and breadth of our platform provide us with a significant competitive advantage. We have invested significantly in our technology infrastructure and other initiatives to support our automotive platform to further enhance our dealer and retail customer relationships and increase business volumes. This focus has resulted in increased credit application flow and originations from dealers representing various manufacturers. We are able to access applications with respect to almost all brands sold by U.S. automotive dealerships. In 2012, we had access to almost 7 million applications compared to 2 million applications in 2009. We believe that our scale, breadth of platform and strong market presence across all 50 states differentiate us from others in the auto finance industry. The combination of our extensive infrastructure, our relationships with finance and insurance departments of dealers, and our participation in the major credit application on-line networks, provides us with a strong platform to efficiently grow our consumer business volumes across a broad mix of automotive dealers.

Attractive market opportunities.

We are well-positioned to benefit from continued growth in the automotive finance market as both the U.S. economy and the U.S. Seasonally Adjusted Annualized Rate (SAAR) of vehicle sales continue to rebound from their 2008-2009 recessionary levels. While consumer and business automotive spending has recovered from recent lows, it still remains well below historical average levels. According to U.S. Department of Transportation, the average age of vehicles in the United States has continued to rise and was at an all-time high of 10.8 years in 2011. The chart below shows historical consumer, business and government spending on automobiles as a percentage of U.S. GDP.

Source: Bureau of Economic Analysis, U.S. Department of Commerce

The chart below shows historical and projected U.S. SAAR (in millions):

Source: Bureau of Economic Analysis as to 2006-2012 data and Blue Chip Economic Indicators, Vol. 38, No. 4, as to projected 2013-2014 data.

The used vehicle financing market is significant and highly fragmented. We continue to increase our focus on used vehicle financing, primarily through franchised dealers. According to Experian Automotive, over 11.1 million used vehicles were sold by franchised dealers in 2012. The fragmented used vehicle financing segment provides an attractive opportunity that we believe will further expand and support our dealer relationships and increase our volume of retail loan originations.

Leading scalable consumer-focused direct banking franchise.

Our consumer-focused strategy and scalable bank platform position Ally Bank well in the growing direct banking market. We provide a full array of retail banking products to the growing number of customers who choose Ally Bank. Ally Bank provides much of the same functionality as a traditional bank, while seeking to provide superior accessibility, lower fees and better customer service. We also benefit from avoiding the overhead expense of a traditional “brick and mortar” branch network. We continue to focus on Ally Bank’s foundation of innovative, competitive products, and best-in-class service. Our platform is highly scalable. We have consistently benefited from increased operating efficiencies, which have more than supported our continued investment in technology and other competitive differentiators. The Ally Bank brand has attained strong recognition and positions us for further growth. In addition, Ally Bank provides us with a diversified source of stable, low-cost funding.

Strong and streamlined balance sheet and sophisticated risk management.

We believe one of our core strengths is the high quality, short duration, and streamlined nature of our asset base. Our assets are predominately consumer automotive loans and leases and commercial loans to automotive dealers. We have a long history of originating these assets and they have typically performed predictably based on the credit attributes of the loans and leases. These attributes include FICO scores, loan-to-value ratios, and payment-to-income ratios. Since 2008, we have made efforts to significantly streamline our balance sheet to focus on U.S. automotive related assets in order to provide a more predictable earnings stream. These streamlining efforts include selling our automotive finance businesses in Europe, Canada and Latin America and several international insurance businesses, as well as exiting the mortgage origination and servicing business.

We are prudently expanding automotive originations across the credit spectrum in accordance with our underwriting standards. During the first quarter of 2013 and fiscal year 2012, we originated $7.0 and $30.4 billion of retail automotive loans, respectively. During the first quarter of 2013 and fiscal year 2012, the loss rate on our U.S. consumer automotive portfolio was 0.69% and 0.53%, respectively.

We believe our many years of experience in the automotive industry, and our rigorous underwriting standards result in the high quality of the leases on our balance sheet. We manage risk using our robust combination of credit metrics, including, among others, FICO scores and proprietary vehicle residual value models. Estimating future vehicle residual values is one of the most important steps of writing a new lease. We have extensive experience in underwriting new leases. This experience and the large volume of off-lease and other used vehicles sold through the SmartAuction system help us set appropriate residual value rates at the time a lease is written. During the first quarter of 2013 and fiscal year 2012, we originated a total of 87,100 and 273,200 U.S. automotive leases totaling approximately $2.7 billion and $8.4 billion, respectively.

Our commercial automotive financing business consists primarily of wholesale financing in which credit is extended to individual dealers and is secured by vehicles in inventory and, in some circumstances, other assets owned by the dealer or by a personal guarantee. We manage risk in our commercial automotive financing business through our rigorous credit underwriting process which utilizes our proprietary dealer credit evaluation system, our ongoing risk monitoring program, and vehicle inventory audits to verify collateral and dealer compliance with lending agreements. At March 31, 2013, we maintained a portfolio of $31.9 billion of commercial automotive loans. During the first quarter of 2013 and fiscal year 2012, the loss rate on our U.S. commercial automotive loan portfolio was 0.007% and 0.003%, respectively.

Our balance sheet is well capitalized. At March 31, 2013, we had a Tier 1 capital ratio of 14.6%, and a Tier 1 common ratio of 7.9%. We currently estimate based on preliminary analysis of the Basel III guidelines published to date that such enhanced Basel III capital requirements would lower our Tier 1 capital ratio by approximately 30 to 50 basis points. We believe this capitalization compares favorably to our peers and positions us for future growth.

Access to liquidity.

We have demonstrated strong access to diversified funding and liquidity sources, which are critical to our business. As of March 31, 2013, we had $29.9 billion of current liquidity in the form of cash, highly liquid unencumbered securities, and committed credit facilities.

Ally Bank provides us stable, low-cost deposit funding utilizing an efficient direct-to-consumer delivery model. Deposits accounted for approximately 40% of our funding at the end of the first three months of 2013, compared to 14% at the end of 2008. We expect the percentage of deposit funding to continue to grow, which will further reduce our cost of funds. We have a diversified source of funding, including unsecured debt markets, unsecured retail term notes, public and private securitizations, committed and uncommitted credit facilities, FHLB advances, CDs, and retail deposits.

Experienced management team.

Our senior management team is comprised of financial professionals with deep operating experience in automotive and consumer finance, and extensive experience managing some of the largest and most successful financial institutions in the world. Our senior management team has successfully led us to consistent profitability in our core Automotive Finance operations and the development of our strong liquidity and capital position following the financial crisis. Furthermore, our senior management team has led our strategic transformation into a U.S.-focused market-driven and dealer-centric business model, divesting our International businesses and substantially exiting the mortgage origination and servicing business.

Our Business Strategy

Improve our shareholder return profile and ROE.

We expect to improve profitability through (a) reducing funding costs, (b) operating efficiencies and lower non-interest expense, and (c) longer term changes in the impact of our regulatory requirements that currently impact our returns to shareholders. We expect to continue to decrease our overall funding costs through proactive liability management, refinancing high coupon debt, growing our retail deposit base, increasing the number of loans and leases we originate at Ally Bank, improving our credit ratings, and efficiently accessing secured and unsecured wholesale markets as certain higher-cost legacy funding matures. We expect to lower our non-interest expense by rationalizing our operational footprint as the Company has been, and is being, streamlined significantly in 2012 and 2013. Our scalable business platform provides us with operating leverage which will also assist returns as we seek to expand our Automotive Finance operations. We seek to prudently grow our balance sheet by originating high quality automotive assets across a diversified business mix, which we believe will allow us to generate stable, attractive risk-adjusted returns in a variety of interest rate and credit environments.

Expand our dealer relationships through innovative products and premium services.

We believe that our dealer-centric business model, full range of product offerings, and sales organization position us to further broaden our relationships with existing and new dealers, and to originate attractive retail automotive loans, leases, and other products. Our strategies, including market driven programs such as Ally Dealer Rewards and SmartAuction, have been designed and implemented to drive higher business volumes with our dealers. We are also leveraging our existing dealer relationships, product suite, and extensive operating experience to expand our diversified dealer network and prudently expand our automotive originations across the credit spectrum in accordance with our underwriting standards. Furthermore, we have dedicated resources to the underwriting and financing of used vehicle sales that allow us to expand loan origination volume with our existing dealer base.

Continue to grow our leading direct bank franchise.

Ally Bank’s strategy is to continue to invest in the development of our well regarded brand and strong consumer value proposition in order to expand the relationship with our growing deposit base. For the first quarter of 2013, most of our U.S. wholesale balances and approximately two-thirds of our U.S. consumer automotive originations were funded within the bank. We plan to continue to increase the amount of assets that are funded by the bank. This growth will allow us to more efficiently utilize the bank’s capital and to take advantage of the lower cost and greater stability of Ally Bank’s funding sources, including deposits. We expect to continue to prudently expand the products Ally Bank offers in order to improve our customers’ banking experience, broaden our dealer relationships, and expand our funding alternatives.

Maintain a strong balance sheet through disciplined origination, servicing, and risk management.

We will continue to focus primarily on commercial and consumer automotive loans, leases, and related products. These assets performed well through the credit cycle, including the recent financial crisis.

We believe that we maintain strong levels of capital and liquidity relative to our loan and lease portfolio as well as to other bank holding companies. Our strategy is to expand profitable dealer relationships and grow our earning assets, which we believe will allow us to efficiently utilize our capital and enhance our profitability.

Certain Regulatory Matters

We are subject to various regulatory, financial, and other requirements of the jurisdictions in which our businesses operate. In light of recent conditions in the global financial markets, regulators have increased their focus on the regulation of the financial services industry. As a result, proposals for legislation or regulations that could increase the scope and nature of regulation of the financial services industry are possible. The following is a description of some of the laws and regulations that currently affect our business.

Bank Holding Company Status

Ally Financial Inc. (Ally) and IB Finance Holding Company, LLC (IB Finance) are currently both bank holding companies under the BHC Act. IB Finance is the direct holding company for Ally’s FDIC-insured depository institution, Ally Bank. As a bank holding company, Ally is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System (FRB). Ally must also comply with regulatory risk-based capital and leverage requirements, as well as various safety and soundness standards imposed by the FRB, and is subject to certain statutory restrictions concerning the types of assets or securities it may own and the activities in which it may engage. Ally Bank, our banking subsidiary, is currently not a member of the Federal Reserve System and is subject to supervision, examination and regulation by the Federal Deposit Insurance Corporation (FDIC) and the Utah Department of Financial Institutions (UDFI). This regulatory oversight focuses on the protection of depositors, the FDIC’s Deposit Insurance Fund, and the banking system as a whole, not security holders, and in some instances may be contrary to their interests.

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Permitted Activities—As a bank holding company, subject to certain exceptions, Ally may not, directly or indirectly, acquire more than 5% of any class of voting shares of any nonaffiliated bank or bank holding company, or directly or indirectly, acquire control of any other company (including by acquisition of 25% or more of a class of voting shares), without first obtaining FRB approval. Furthermore, Ally’s activities must be generally limited to banking or managing or controlling banks, or to other activities deemed closely related to banking or otherwise permissible under the BHC Act. As a result, most of our insurance activities and our SmartAuction vehicle remarketing services for third parties are deemed impermissible under the BHC Act. In addition, Ally generally may not hold more than 5% of any class of voting shares of any company unless that company’s activities conform with these requirements. Upon our bank holding company approval on December 24, 2008, we were permitted an initial two-year grace period to bring our activities and investments into conformity with these restrictions. This grace period expired in December 2010. The FRB then granted two one-year extensions that expired in December 2012, and recently granted a third one-year extension that expires in December 2013. We will not be permitted to apply to the FRB for any further extensions. Ally’s existing activities and investments deemed impermissible under the BHC Act will need to be terminated or disposed of by December 2013. While some of these activities may be continued if Ally is able to convert to a financial holding company under the BHC Act, Ally may be unable to satisfy the requirements to enable it to convert to a financial holding company prior to that time. For further information, refer to Item 1A. Risk Factors. For further information, refer to the section of this prospectus entitled “Risk Factors.”

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Gramm-Leach-Bliley Act—The enactment of the Gramm-Leach-Bliley Act of 1999 (GLB Act) eliminated large parts of a regulatory framework that had its origins in the Depression era of the 1930s. Effective with its enactment, new opportunities became available for banks, other depository institutions, insurance companies, and securities firms to enter into combinations that permit a single financial services organization to offer customers a more comprehensive array of financial products and services. To further this goal, the GLB Act amended the BHC Act by providing a new regulatory framework applicable to “financial holding companies,” which are bank holding companies that meet certain qualifications and elect financial holding company status. The FRB supervises, examines, and regulates financial holding companies, as it does all bank holding companies. However, insurance and securities activities conducted by a financial holding company or its nonbank subsidiaries are regulated primarily by functional regulators. As a bank holding company, we would be eligible to elect financial holding company status upon satisfaction of certain regulatory requirements applicable to us and to Ally Bank (and any depository institution subsidiary that we may acquire in the future). We do not currently satisfy these requirements, however, we expect to apply for financial holding company status once we do. As a financial holding company, Ally would then be permitted to engage in a broader range of financial and related activities than those that are permissible for bank holding companies, in particular, securities, insurance, and merchant banking activities.

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Dodd-Frank Wall Street Reform and Consumer Protection Act—On July 21, 2010, the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial services industry, addressing, among other things, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, derivatives, lending limits, and mortgage-lending practices. When fully implemented, the Dodd-Frank Act will have material implications for Ally and the entire financial services industry. Among other things, it will or potentially could:

•	result in Ally being subject to enhanced oversight and scrutiny as a result of being a bank holding company with $50 billion or more in total consolidated assets;

•	increase the levels of capital and liquidity with which Ally must operate and affect how it plans capital and liquidity levels;

•	subject Ally to new and/or higher fees paid to various regulatory entities, including but not limited to deposit insurance fees paid by Ally Bank to the FDIC;

•	impact a number of Ally’s business and risk management strategies;

•	restrict the revenue that Ally generates from certain businesses;

•	require Ally to provide to the FRB and FDIC an annual plan for its rapid and orderly resolution in the event of material financial distress; and

•	subject Ally to regulation by the Consumer Financial Protection Bureau (CFPB), which has very broad rule-making, examination, and enforcement authorities.

Many provisions of the Dodd-Frank Act will only become effective at a later date or after a rulemaking process is completed. In addition, under the Dodd-Frank Act, financial holding companies, including bank holding companies such as Ally, can be subjected to a new orderly liquidation authority. The orderly liquidation authority became effective in July 2010, with implementing regulations adopted thereafter in stages, with some rulemakings still to come. Under the orderly liquidation authority, the FDIC would be appointed as receiver upon an insolvency of Ally, giving the FDIC considerable rights and powers that it must exercise with the goal of liquidating and winding up Ally, including the ability to assign assets and liabilities without the need for creditor consent or prior court review and the ability of the FDIC to differentiate and determine priority among creditors.

In December 2011, the FRB proposed rules to implement some provisions of the systemic risk regime. If adopted as proposed, among other provisions, the rules would require Ally to maintain a sufficient quantity of highly liquid assets to survive a projected 30-day liquidity stress event and implement various liquidity-related corporate governance measures; limit Ally’s aggregate exposure to any unaffiliated counterparty to 25% of Ally’s capital and surplus; and potentially subject Ally to an early remediation regime that could limit the ability of Ally to pay dividends or expand its business if the FRB identified Ally as suffering from financial or managerial weaknesses.

The CFPB has proposed various rules to implement consumer financial protection provisions of the Dodd-Frank Act and related requirements. Many of these proposed rules, when finalized, will impose new requirements on Ally and its business operations. In addition, as an insured depository institution with total assets of more than $10 billion, Ally Bank may be required in the future to submit periodic reports to the CFPB, and is subject to examination by the CFPB.

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Capital Adequacy Requirements—Ally and Ally Bank are subject to various guidelines as established under FRB and FDIC regulations. Refer to Note 21 to the Consolidated Financial Statements for additional information. See also “Basel Capital Accord” below.

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Capital Planning and Stress Tests — In December 2011, U.S. banking regulators imposed capital planning and stress test requirements on bank holding companies with $50 billion or more of consolidated assets. The capital planning regime requires Ally to submit a proposed capital plan to the FRB every January, which the FRB must take action on by the following March. The proposed capital plan must include a description of all planned capital actions over a nine-quarter planning horizon, including any issuance of a debt or equity capital instrument, any capital distribution, and any similar action that the FRB determines could have an impact on Ally’s consolidated capital. The proposed action plan must also include a discussion of how Ally will maintain capital above the minimum regulatory capital ratios and above a Tier 1 common equity-to-total risk-weighted assets ratio of 5 percent, and serve as a source of strength to Ally Bank. The FRB’s capital plan rule requires that Ally receive no objection from the FRB before making a capital distribution. If the FRB objects to the capital plan, or if certain material events occur after approval of a plan, Ally must submit a revised capital plan within 30 days. In addition, even with an approved capital plan, Ally must seek the approval of the FRB before making a capital distribution if, among other factors, Ally would not meet its regulatory capital requirements after making the proposed capital distribution. Ally submitted its initial capital plan in January 2012, and then submitted a revised capital plan in June 2012. In connection with its reviews, the FRB provided notice of non-objection to Ally’s planned preferred dividends and interest on the trust preferred securities and subordinated debt.

In October 2012, U.S. banking regulators issued final rules on stress testing. The FRB final rule requires Ally to conduct semi-annual (annual and mid-cycle) stress tests under baseline, adverse, and severely adverse economic scenarios over a planning horizon that spans nine quarters. The FDIC final rule requires

Ally Bank to conduct an annual stress test under baseline, adverse, and severely adverse economic scenarios over a planning horizon that spans nine quarters. Under these rules, Ally and Ally Bank are required to submit the results of these stress tests to regulators and publicly disclose the results of the stress tests under the severely adverse economic scenario. Per the rule, the regulators will also publish, by March 31 of each calendar year, a summary of the supervisory stress test results of each company.

Stress tests are intended to provide supervisors with forward-looking information to help identify downside risk and the potential effect of adverse conditions on capital adequacy. Stress tests required under the FRB’s stress test final rule are integrated into the capital planning process under the FRB’s capital plans rule. On January 7, 2013, Ally and Ally Bank submitted the required 2013 capital plan and stress tests as required by these regulations. In March 2013, the FRB objected to our capital plan both on quantitative and qualitative grounds. In their published results, the FRB estimated our stressed tier 1 common ratio with adjusted planned capital actions to be 1.52 for the nine-quarter planning period. Also, the FRB estimated our stressed tier 1 capital ratio to be 11.02 and our tier 1 leverage ratio to be 9.42. The FRB noted that the post-stress capital ratios assumed that Ally remains subject to contingent liabilities associated with ResCap. In connection with its reviews, the FRB continues to provide their approval for dividend and interest payments on preferred equity and debt instruments included in regulatory capital, including preferred stock, trust preferred securities, and subordinated debt that were outstanding as of December 31, 2012. We continue to have active, frequent and constructive dialogue with the FRB related to our capital plan.

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Limitations on Bank Holding Company Dividends and Capital Distributions—Utah law (and, in certain instances, federal law) places restrictions and limitations on dividends or other distributions payable by our banking subsidiary, Ally Bank, to Ally. With respect to dividends payable by Ally to its shareholders, FRB regulations require bank holding companies with $50 billion or more in total consolidated assets, such as Ally, to submit annual capital plans for FRB non-objection. In the absence of a non-objection regarding the capital plan, the new regulation prohibits bank holding companies from paying dividends or making certain other capital distributions without specific FRB non-objection for such action. Even if a bank holding company receives a non-objection to its capital plan, it may not pay a dividend or make certain other capital distributions without FRB approval under certain circumstances (e.g., after giving effect to the dividend or distribution, the bank holding company would not meet a minimum regulatory capital ratio or a Tier 1 common ratio of at least 5%). In addition, FRB supervisory guidance requires bank holding companies such as Ally to consult with the FRB prior to increasing dividends, implementing common stock repurchase programs or redeeming or repurchasing capital instruments. Such guidance provides for a supervisory capital assessment program that outlines FRB expectations concerning the processes that bank holding companies have in place to ensure they hold adequate capital under adverse conditions to maintain ready access to funding. The federal bank regulatory agencies are also authorized to prohibit a banking subsidiary or bank holding company from engaging in unsafe or unsound banking practices and, depending upon the circumstances, could find that paying a dividend or making a capital distribution would constitute an unsafe or unsound banking practice.

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Transactions with Affiliates—Certain transactions between Ally Bank and any of its nonbank “affiliates,” including but not limited to Ally, are subject to federal statutory and regulatory restrictions. Pursuant to these restrictions, unless otherwise exempted, “covered transactions” including Ally Bank’s extensions of credit to and asset purchases from its nonbank affiliates, generally (1) are limited to 10% of Ally Bank’s capital stock and surplus with respect to transactions with any individual affiliate, with an aggregate limit of 20% of Ally Bank’s capital stock and surplus for all affiliates and all such transactions; (2) in the case of certain credit transactions, are subject to stringent collateralization requirements; (3) in the case of asset purchases by Ally Bank, may not involve the purchase of any asset deemed to be a “low quality asset” under federal banking guidelines; and (4) must be conducted in accordance with safe-and-sound banking practices (collectively, the Affiliate Transaction Restrictions). In addition, transactions between Ally Bank and a nonbank affiliate generally must be on market terms and conditions.

Under the Dodd-Frank Act, among other changes to the Affiliate Transaction Restrictions, credit exposures resulting from derivatives transactions, securities lending and borrowing transactions, and acceptance of affiliate-issued debt obligations (other than securities) as collateral for a loan or extension of credit will be treated as “covered transactions.” The Dodd-Frank Act also expands the scope of covered transactions required to be collateralized, requires that collateral be maintained at all times for covered transactions required to be collateralized, and places limits on acceptable collateral.

Furthermore, there is an “attribution rule” that provides that a transaction between Ally Bank and third party must be treated as a transaction between Ally Bank and a nonbank affiliate to the extent that the proceeds of the transaction are used for the benefit of or transferred to a nonbank affiliate of Ally Bank. For example, because Ally controls Ally Bank, Ally is an affiliate of Ally Bank for purposes of the Affiliate Transaction Restrictions. Thus, retail financing transactions by Ally Bank involving vehicles for which Ally provided floorplan financing are subject to the Affiliate Transaction Restrictions because the proceeds of the retail financings are deemed to benefit, and are ultimately transferred to, Ally.

Historically, the FRB was authorized to exempt, in its discretion, transactions or relationships from the requirements of these rules if it found such exemptions to be in the public interest and consistent with the purposes of the rules. As a result of the Dodd-Frank Act, exemptions now may be granted by the FDIC if the FDIC and FRB jointly find that the exemption is in the public interest and consistent with the purposes of the rules, and the FDIC finds that the exemption does not present an unacceptable risk to the Deposit Insurance Fund. The FRB granted several such exemptions to Ally Bank in the past. However, the existing exemptions are subject to various conditions and, particularly in light of the statutory changes made by the Dodd-Frank Act, any requests for future exemptions might not be granted. Moreover, these limited exemptions generally do not encompass consumer leasing or used vehicle financing. Since there is no assurance that Ally Bank will be able to obtain future exemptions or waivers with respect to these restrictions, the ability to grow Ally Bank’s business will be affected by the Affiliate Transaction Restrictions and the conditions set forth in the existing exemption letters.

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Source of Strength—Pursuant to the Federal Deposit Insurance Act, FRB policy and regulations and the Parent Company Agreement and the Capital and Liquidity Maintenance Agreement described in Note 21 to the Consolidated Financial Statements, Ally is required to act as a source of financial and managerial strength to Ally Bank and is required to commit necessary capital and liquidity to support Ally Bank. This support may be required at inopportune times for Ally.

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Enforcement Authority—The FDIC and FRB have broad authority to issue orders to banks and bank holding companies to cease and desist from unsafe or unsound banking practices and from violations of laws, rules, regulations, or conditions imposed in writing by the banking agencies. The FDIC and FRB also are empowered to require affirmative actions to correct any violation or practice; issue administrative orders that can be judicially enforced; direct increases in capital; limit dividends and distributions; restrict growth; assess civil money penalties against institutions or individuals who violate any laws, regulations, orders, or written agreements with the banking agencies; order termination of certain activities of bank holding companies or their subsidiaries; remove officers and directors; order divestiture of ownership or control of a nonbanking subsidiary by a bank holding company (in the case of the FRB); terminate deposit insurance (in the case of the FDIC); and/or place a bank into receivership (in the case of the FDIC).

Basel Capital Accord

The minimum risk-based capital requirements adopted by the federal banking agencies follow the Capital Accord (Capital Accord or Basel I) of the Bank for International Settlements’ Basel Committee on Banking Supervision (Basel Committee). The Capital Accord was published in 1988 and generally applies to depository institutions and their holding companies in the United States. In 2004, the Basel Committee published a revision to the Capital Accord (Basel II). The goal of the Basel II capital rules is to provide more risk-sensitive regulatory capital calculations and promote enhanced risk management practices among large, internationally active banking organizations. U.S. banking regulators published final Basel II rules in December 2007. Ally is currently required to comply with the Basel II rules as implemented by the U.S. banking regulators. Prior to full implementation of the Basel II rules, Ally is currently required to complete a qualification period of four consecutive quarters during which it needs to demonstrate that it meets the requirements of the rules to the satisfaction of its primary U.S. banking regulator. Pursuant to an extension that was granted to Ally, this qualification period, or parallel run, is required to begin no later than October 1, 2013. During this period, capital is calculated using both Basel I and Basel II methodologies. Upon completion of this parallel run and with the approval of the primary U.S. banking regulator, Ally will begin to use Basel II to calculate regulatory capital. Basel II contemplated a three-year transition period during which a bank holding company or bank could gradually lower its capital level below the levels required by Basel I. However, under a final capital rule that implements a provision of the Dodd-Frank Act, Ally and Ally Bank must continue to calculate their risk-based capital requirements under Basel I, and the capital requirements that each computes under Basel I will serve as a floor for its risk-based capital requirement computed under Basel II.

In addition to Basel II, in December 2010, the Basel Committee adopted new capital, leverage, and liquidity guidelines under the Capital Accord (Basel III) that when implemented in the United States may have the effect of raising capital requirements beyond those required by current law and the Dodd-Frank Act. Basel III calls for an increase of the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets raising the target minimum common equity ratio to 7.0%. Basel III increases the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital buffer, and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a nonrisk adjusted Tier 1 leverage ratio of 3%, based on a measure of the total exposure rather than total assets, and new liquidity standards. The Basel III capital, leverage, and liquidity standards will be phased in over a multiyear period. The Basel III rules also call for a 15% cap on the amount of Tier 1 capital that can be met, in the aggregate, through significant investments in the common shares of unconsolidated financial subsidiaries, mortgage servicing rights (MSRs), and deferred tax assets through timing differences. In addition, under Basel III rules, after a ten-year phase-out period beginning in January 2013, trust preferred and other “hybrid” securities will no longer qualify as Tier 1 capital. However, under the Dodd-Frank Act, subject to certain exceptions (e.g., for debt or equity issued to the U.S. government under the Emergency Economic Stabilization Act), trust preferred and other “hybrid” securities are phased out from Tier 1 capital over a three-year period starting January 2013. In June 2012, the U.S. banking regulators proposed rules to implement many aspects of Basel III (the U.S. Basel III proposals). The U.S. Basel III proposals contain new capital standards that raise the quality of capital and strengthen counterparty credit risk capital requirements and introduce a leverage ratio as a supplemental measure to the risk-based ratio. The proposals include a new capital conservation buffer, which imposes a common equity requirement above the new minimum that can be depleted under stress, and could result in restrictions on capital distributions and discretionary bonuses under certain circumstances. The U.S. Basel III proposals also provide for a potential countercyclical buffer that regulators can activate during periods of excessive credit growth in their jurisdiction. Furthermore, the U.S. Basel III proposals would replace the current Basel I-based “capital floor” (discussed above) with a standardized approach that, among other things, modifies the existing risk weights for certain types of asset classes. If adopted, this standardized approach would serve as the new minimum “capital floor” for Ally. The U.S. Basel III proposals contemplate that the new capital requirements would be phased in over several years, beginning in 2013. In November 2012, the U.S. banking regulators announced that the U.S. Basel III proposals would not become effective on January 1, 2013. The announcement did not specify new implementation or phase in dates for the U.S. Basel III proposals.

We continue to monitor developments with respect to Basel III and, pending the adoption of final capital rules and subsequent regulatory interpretation by the U.S. regulators, there remains a degree of uncertainty on the full impact of Basel III.

Troubled Asset Relief Program

As part of the Automotive Industry Financing Program created under the Troubled Asset Relief Program (TARP) established by the U.S. Department of Treasury (Treasury) under the Emergency Economic Stabilization Act of 2008 (the EESA), Ally has entered into agreements pursuant to which Treasury has made investments in Ally. As a result of these investments, subject to certain exceptions, Ally and its subsidiaries are generally prohibited from paying certain dividends or distributions on, or redeeming, repurchasing, or acquiring any common stock without consent of Treasury. Ally has further agreed that until Treasury ceases to hold Ally preferred stock, Ally will comply with certain restrictions on executive privileges and compensation. Ally must also take all necessary action to ensure that its corporate governance and benefit plans with respect to its senior executive officers comply with Section 111(b) of the EESA as implemented by any guidance or regulation under the EESA, as amended by the American Recovery and Reinvestment Act of 2009, as implemented by the Interim Final Rule issued by Treasury on June 15, 2009. For further details regarding these restrictions on compensation as a result of TARP investments, refer to the section of this prospectus entitled “Executive Compensation.”

Depository Institutions

Ally Bank’s deposits are insured by the FDIC, and Ally Bank is required to file periodic reports with the FDIC concerning its financial condition. Total assets of Ally Bank were $94.8 billion and $85.3 billion at December 31, 2012 and 2011, respectively. As a commercial nonmember bank chartered by the State of Utah, Ally Bank is subject to various regulatory capital adequacy requirements administered by state and federal banking agencies. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), among other things, identifies five capital categories for insured depository institutions (“well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized”) and requires the respective federal regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements within such categories. Depending on the category in which an institution is classified, FDICIA imposes progressively more restrictive constraints on operations, management, and capital distributions.

Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on Ally Bank’s results of operations and financial condition. FDICIA generally prohibits a depository institution from making any capital distribution, including payment of a cash dividend or paying any management fee to its holding company, if the depository institution would become under-capitalized after such payment. Under-capitalized institutions are also subject to growth limitations and are required by the appropriate federal banking agency to submit a capital restoration plan. If any depository institution subsidiary of a holding company is required to submit a capital restoration plan, the holding company would be required to provide a limited guarantee regarding compliance with the plan as a condition of approval of such plan. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements.

At December 31, 2012, we were in compliance with our regulatory capital requirements. For an additional discussion of capital adequacy requirements, refer to Note 21 to the Consolidated Financial Statements.

U.S. Mortgage Business

Our U.S. mortgage business is subject to extensive federal, state, and local laws, rules, and regulations in addition to judicial and administrative decisions that impose requirements and restrictions on this business. As a Federal Housing Administration-approved lender, certain of our U.S. mortgage subsidiaries are required to submit audited financial statements to the Department of Housing and Urban Development on an annual basis. The U.S. mortgage business is also subject to examination by the Federal Housing Commissioner to assure compliance with Federal Housing Administration regulations, policies, and procedures. The federal, state, and local laws, rules, and regulations to which our U.S. mortgage business is subject, among other things, impose licensing obligations and financial requirements; limit the interest rates, finance charges, and other fees that can be charged; regulate the use of credit reports and the reporting of credit information; impose underwriting requirements; regulate marketing techniques and practices; require the safeguarding of nonpublic information about customers; and regulate servicing practices, including the assessment, collection, foreclosure, claims handling, and investment and interest payments on escrow accounts. In addition, proposals have been enacted in the U.S. Congress and are under consideration by various regulatory authorities that would affect the manner in which the GSEs conduct their business and there is some possibility that Fannie Mae and Freddie Mac will be subject to winding down.

Insurance Companies

Our Insurance operations are subject to certain minimum aggregate capital requirements, net asset and dividend restrictions under applicable state and foreign insurance law, and the rules and regulations promulgated by various U.S. and foreign regulatory agencies. Under various state and foreign insurance regulations, dividend distributions may be made only from statutory unassigned surplus with approvals required from the regulatory authorities for dividends in excess of certain statutory limitations. Our insurance operations are also subject to applicable state laws generally governing insurance companies, as well as laws and regulations for products that are not regulated as insurance, such as vehicle service contracts and guarantees asset protection waivers.

Investments in Ally

Because Ally Bank is an FDIC-insured bank and Ally and IB Finance are bank holding companies, acquisitions of our voting stock above certain thresholds may be subject to regulatory approval or notice under federal or state law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our stock in excess of the amount that may be acquired without regulatory approval under the Change in Bank Control Act, the BHC Act, and Utah state law.

International Banks, Finance Companies, and Other Non-U.S. Operations

Certain of our foreign subsidiaries, which we have classified as discontinued operations, operate in local markets as either banks or regulated finance companies and are subject to regulatory restrictions. These regulatory restrictions, among other things, require that our subsidiaries meet certain minimum capital requirements and may restrict dividend distributions and ownership of certain assets. Total assets of our regulated international banks and finance companies were approximately $15.3 billion and $13.6 billion at December 31, 2012 and 2011, respectively. Many of our other operations are also heavily regulated in many jurisdictions outside the United States.

Other Regulations

Some of the other more significant regulations that we are subject to include:

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Privacy—The GLB Act imposes additional obligations on us to safeguard the information we maintain on our customers, requires us to provide notice of our privacy practices, and permits customers to “opt-out” of information sharing with unaffiliated parties. The federal banking agencies and the Federal Trade Commission have issued regulations that establish obligations to safeguard information. In addition, several states have enacted even more stringent privacy and safeguarding legislation. If a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could increase substantially.

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Fair Credit Reporting Act—The Fair Credit Reporting Act regulates the use of credit reports and the reporting of information to credit reporting agencies, and also provides a national legal standard for lenders to share information with affiliates and certain third parties and to provide firm offers of credit to consumers. In late 2003, the Fair and Accurate Credit Transactions Act was enacted, making this preemption of conflicting state and local law permanent. The Fair Credit Reporting Act was also amended to place further restrictions on the use of information shared between affiliates, to provide new disclosures to consumers when risk-based pricing is used in the credit decision, and to help protect consumers from identity theft. All of these provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs.

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Truth in Lending Act—The Truth in Lending Act (TILA), as amended, and Regulation Z, which implements TILA, requires lenders to provide borrowers with uniform, understandable information concerning terms and conditions in certain credit transactions. These rules apply to Ally and its subsidiaries in transactions in which they extend credit to consumers and require, in the case of certain mortgage and automotive financing transactions, conspicuous disclosure of the finance charge and annual percentage rate, if any. In addition, if an advertisement for credit states specific credit terms, Regulation Z requires that such advertisement state only those terms that actually are or will be arranged or offered by the creditor. The Consumer Financial Protection Bureau has recently issued substantial amendments to the mortgage requirements under TILA, and additional changes are likely in the future. Failure to comply with TILA can result in liability for damages as well as criminal and civil penalties.

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Sarbanes-Oxley Act—The Sarbanes-Oxley Act of 2002 implemented a broad range of corporate governance and accounting measures designed to promote honesty and transparency in corporate America. The principal provisions of the act include, among other things, (1) the creation of an independent accounting oversight board; (2) auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients; (3) additional corporate governance and responsibility measures including the requirement that the principal executive and financial officers certify financial statements; (4) the potential forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve-month period following initial publication of any financial statements that later require restatement; (5) an increase in the oversight of and enhancement of certain requirements relating to audit committees and how they interact with the independent auditors; (6) requirements that audit committee members must be independent and are barred from accepting consulting, advisory, or other compensatory fees from the issuer; (7) requirements that companies disclose whether at least one member of the audit committee is a “financial expert” (as defined by the SEC) and, if not, why the audit committee does not have a financial expert; (8) a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions, on nonpreferential terms and in compliance with other bank regulatory requirements; (9) disclosure of a code of ethics; (10) requirements that management assess the effectiveness of internal control over financial reporting and that the Independent Registered Public Accounting firm attest to the assessment; and (11) a range of enhanced penalties for fraud and other violations.

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USA PATRIOT Act/Anti-Money-Laundering Requirements—In 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT Act) was signed into law. Title III of the USA PATRIOT Act amends the Bank Secrecy Act and contains provisions designed to detect and prevent the use of the U.S. financial system for money laundering and terrorist financing activities. The Bank Secrecy Act, as amended by the USA PATRIOT Act, requires bank holding companies, banks, and certain other financial companies to undertake activities including maintaining an anti-money-laundering program, verifying the identity of clients, monitoring for and reporting on suspicious transactions, reporting on cash transactions exceeding specified thresholds, and responding to requests for information by regulatory authorities and law enforcement agencies. We have implemented internal practices, procedures, and controls designed to comply with these anti-money-laundering requirements.

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Community Reinvestment Act—Under the Community Reinvestment Act (CRA), a bank has a continuing and affirmative obligation, consistent with the safe-and-sound operation of the institution, to help meet the credit needs of its entire community, including low- and moderate-income persons and neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions. However, institutions are rated on their performance in meeting the needs of their communities. Failure by Ally Bank to maintain a satisfactory or better rating under the CRA may adversely affect Ally’s ability to make acquisitions, engage in new activities, and become a financial holding company.

•	Other—Our U.S. mortgage business has subsidiaries that are required to maintain regulatory capital requirements under agreements with the GSEs and the Department of Housing and Urban Development.

Employees

We had approximately 10,600 and 14,800 employees at December 31, 2012 and 2011, respectively. Employees of operations held-for-sale are included within our employee count at December 31, 2012, and 2011. Employees of operations that were deconsolidated during 2012 are included only within our employee count at December 31, 2011.

Segment and Geographic Information

The results of operations for each of our reportable operating segments and the products and services offered are contained in the individual business operations sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Financial information related to reportable operating segments and geographic areas is provided in Note 26 to the Consolidated Financial Statements.

Properties

Our principal corporate offices are located in Detroit, Michigan; New York, New York; and Charlotte, North Carolina. In Detroit, we lease approximately 247,000 square feet from GM pursuant to a lease agreement expiring in November 2016. In New York, we lease approximately 35,000 square feet of office space under a lease that expires in July 2015. In Charlotte, we lease approximately 133,000 square feet of office space under a lease expiring in December 2015.

The primary offices for dealer financial operations are located in Detroit, Michigan, and Southfield, Michigan. The primary office for our Automotive Finance operations is located in Detroit, Michigan, and is included in the totals referenced above. The primary office for our Insurance operations is located in Southfield, Michigan, where we lease approximately 71,000 square feet of office space under leases expiring in April 2016.

The primary offices for our Mortgage operations are located in Fort Washington, Pennsylvania. In Fort Washington, we lease approximately 450,000 square feet of office space pursuant to a lease that expires in November 2019.

In addition to the properties described above, we lease additional space to conduct our operations. We believe our facilities are adequate for us to conduct our present business activities.

Legal Proceedings

Refer to Note 26 to the Condensed Consolidated Financial Statements for a discussion related to our legal proceedings, which supplements the discussion of legal proceedings set forth in Note 29 to our Consolidated Financial Statements.

MANAGEMENT

The following table presents information regarding directors, executive officers, and other significant employees of Ally.

Name	Age	Position
Franklin W. Hobbs	65	Director (Chairman of the Board)
Robert T. Blakely	71	Director (Chairman of Audit Committee)
Mayree C. Clark	55	Director (Member of Audit Committee)
Stephen A. Feinberg	52	Director
Kim S. Fennebresque	62	Director
Gerald Greenwald	77	Director
Brian P. MacDonald	47	Director (Member of Audit Committee)
Marjorie Magner	63	Director
Henry S. Miller	67	Director
Mathew Pendo	49	Director (Member of Audit Committee)
Michael A. Carpenter	65	Director and Chief Executive Officer
Jeffrey J. Brown	39	Senior Executive Vice President of Finance and Corporate Planning
James G. Mackey	45	Chief Financial Officer
Barbara Yastine	53	Chief Executive Officer and President of Ally Bank
William F. Muir	58	President
David J. DeBrunner	46	Vice President, Chief Accounting Officer, and Corporate Controller
Brian Gunn	40	Chief Risk Officer

Directors, Executive Officers, and Other Significant Employees

Franklin W. Hobbs—Director of Ally since May 2009. He currently serves as Chairman of the board. Since 2004, he has been an advisor to One Equity Partners LLC, which manages investments and commitments for JPMorgan Chase & Co. in direct private equity transactions. He was previously the CEO of Houlihan Lokey Howard & Zukin. In that role, he oversaw all operations, which included advisory services for mid-market companies involved in mergers and acquisitions and corporate restructurings. He previously was Chairman of UBS AG’s Warburg Dillon, Read & Co. Inc. unit. Prior to that, he was President and CEO of Dillon, Read & Co. Inc. Hobbs earned his bachelor’s degree from Harvard College and master’s degree in business administration from Harvard Business School. He serves as a director on the Boards of the Lord Abbett & Company, Molson Coors Brewing Company and UNICEF.

Robert T. Blakely—Director of Ally since May 2009. He currently serves as Chairman of the Audit Committee. Previously, he was a trustee of the Financial Accounting Foundation, the oversight board for the Financial Accounting Standards Board. Blakely is the former executive vice president and chief financial officer of Fannie Mae. In this role, he led the financial restatement and implementation of Sarbanes-Oxley controls. He was previously the chief financial officer of WorldCom/MCI, Lyondell Chemical, Tenneco, and US Synthetic Fuels Corporation where he gained valuable experience dealing with accounting principles and financial reporting rules and regulations, evaluating financial results, and generally overseeing the financial reporting processes of large corporations. Blakely received his PhD from Massachusetts Institute of Technology and his master’s and bachelor’s degrees from Cornell University.

Mayree C. Clark—Director of Ally since May 2009. She currently serves as Chairman of the Ally Risk Management and Compliance Committee, and a member of the Audit Committee. Clark is the Managing Partner of Eachwin Capital, an investment management firm. Previously, she held a variety of executive positions at Morgan Stanley over a span of nearly 25 years, serving as Global Research Director, Director of Global Private Wealth Management, and deputy to the Chairman, President and CEO. She serves on the board of the Stanford Management Company, which manages the University’s endowment. Clark earned a bachelor’s degree from the

University of Southern California and a master’s degree in Business Administration from Stanford University Graduate School of Business.

Stephen A. Feinberg—Director of Ally since March 2009. He co-founded Cerberus Capital Management in November 1992. Feinberg began his career at Drexel Burnham Lambert where he was actively involved in trading large pools of firm capital. From 1985 to 1992, after leaving Drexel Burnham Lambert, he managed money in separate accounts, most of which was firm capital of Gruntal & Co., Inc. Feinberg has over 25 years of experience in distressed investing, including investments in the financial services industry, and he has served as a control party in connection with investments in numerous financial institutions, including various lending institutions. Feinberg is a 1982 graduate of Princeton University.

Kim S. Fennebresque—Director of Ally since May 2009. Fennebresque served as chairman and chief executive officer of Dahlman Rose & Co. and is a senior advisor at Cowen Group, Inc. He also served as its chairman, president, and chief executive officer where he oversaw all aspects of the management and operations of the company. Fennebresque has extensive business experience and has served as an investment banker for over three decades. He has demonstrated leadership capability and has extensive knowledge of the management of a publicly traded company. The depth and breadth of his exposure to areas of compensation, legal, accounting, and regulatory issues make him a skilled advisor. Prior to joining Cowen Group, Fennebresque served as head of the Corporate Finance and Mergers & Acquisitions departments at UBS. He also was a general partner and co-head of Investment Banking at Lazard Frères & Co. and held various positions at The First Boston Corporation. Fennebresque is a graduate of Trinity College and Vanderbilt Law School. He is currently on the boards of TEAK Fellowship, and Fountain House.

Gerald Greenwald—Appointed to the Ally board of directors in August 2012. Greenwald is a founder of Greenbriar Equity Group, a private equity firm focused on the global transportation sector. Previously, Greenwald was the chairman and chief executive officer of United Airlines from 1994 to 1999. Greenwald began his career in the automotive industry at Ford Motor Company where he worked in several positions including controller, director of operations in Europe and president of Ford of Venezuela. He later joined Chrysler, where he worked in various positions including corporate controller and chief financial officer before being promoted to vice chairman. Greenwald received a bachelor’s degree from Princeton University and a master’s degree from Wayne State University. He serves on the boards of Align Aerospace Holdings, Inc., GENCO Distribution System, Inc., Ryan Herco Flow Solutions, Western Peterbilt, Inc. and The Aspen Institute, and Chairman of a RAND Corporation Advisory Council.

Brian P. MacDonald—Appointed to the Ally board of directors in May 2013. He also serves on the Audit Committee. MacDonald is President and Chief Executive Officer of ETP Holdco Corporation. Prior to Energy Transfer Partners’ acquisition of Sunoco, Inc. in October 2012, MacDonald served as Chairman, President and Chief Executive Officer of Sunoco, Inc., a leading logistics and retail company based in Philadelphia, Pennsylvania, and Chairman of Sunoco Logistics Partners, L.P., a master limited partnership focused on the transport and storage of crude oil and refined petroleum products. MacDonald joined Sunoco from Dell, Inc. where he had been chief financial officer for the company’s commercial business unit, corporate vice president and treasurer and chairman of Dell Financial Services, the financing arm of Dell. He also previously worked for General Motors Corporation where he held a variety of positions in financial management. MacDonald has a Bachelor of Science degree from Mount Allison University and Masters in Business Administration from McGill University.

Marjorie Magner—Director of Ally since May 2010. She also serves on the Risk and Compliance Committee. Magner is a founding member and partner of Brysam Global Partners, a specialized private equity firm that invests in financial services. Previously, she served as chairman and chief executive officer of the Global Consumer Group at Citigroup. In this position, she was responsible for the company’s operations serving consumers through retail banking, credit cards, and consumer finance. She earned a bachelor’s degree in psychology from Brooklyn College and a master’s degree from Krannert School of Management, Purdue

University. Magner also serves on the boards of Accenture Ltd., Gannett Company, Inc., and the Brooklyn College Foundation. She is a member of the dean’s advisory council for the Krannert School of Management.

Henry S. Miller—Appointed to the Ally board of directors in August 2012. Miller has served as chairman of Marblegate Asset Management, LLC since its formation in 2009. Miller was also co-founder, chairman and managing director of Miller Buckfire & Co., LLC. Prior to founding Miller Buckfire, he was vice chairman and managing director at Dresdner Kleinwort Wasserstein. He also served as managing director and head of both the restructuring and transportation industry group of Salomon Brothers. He also previously held senior leadership roles at Prudential Securities and Lehman Brothers. Miller received his bachelor’s degree from Fordham University and a master’s degree in business administration from Columbia Business School. He is a trustee of Save the Children, the Washington Institute for Near East Policy, and Fordham University, as well as a member of the board of directors of AIG and a member of the board of overseers of Columbia Business School.

Mathew Pendo—Appointed to the Ally board of directors in April 2013. He also serves on the Audit Committee. Pendo is the former Chief Investment Officer of the Troubled Asset Relief Program (TARP) program of Treasury. Prior to his two-year tenure with Treasury, he spent seven years as a managing director in investment banking at Barclays Capital including roles as co-head of U.S. investment banking and co-head of global industrials. Prior to Barclays, he spent 18 years at Merrill Lynch in investment banking in New York, Los Angeles, and Palo Alto working with companies in the financial services and technology industries. Pendo currently serves on the board of directors for the New Canaan Country School and previously served on the board of directors for the Collegiate Charter Schools of Brooklyn. He graduated cum laude from Princeton University in 1985 with a degree in economics.

Michael A. Carpenter—Chief Executive Officer of Ally since November 2009 and a member of the Ally Board of Directors since May 2009. He oversees all Ally strategy and operations to focus on strengthening the core businesses, while positioning the company for long-term growth. Carpenter has broad and deep experience in banking, capital markets, turnarounds, and corporate strategy. Most recently, he founded Southgate Alternative Investments in 2007. From 2002 to 2006, he was chairman and chief executive officer of Citigroup Alternative Investments overseeing $60 billion of proprietary capital and customer funds globally in various alternative investment vehicles. From 1998 to 2002, Carpenter was chairman and chief executive officer of Citigroup’s Global Corporate & Investment Bank with responsibility for Salomon Smith Barney Inc. and Citibank’s corporate banking activities globally. Carpenter was named chairman and CEO of Salomon Smith Barney in 1998, shortly after the merger that created Citigroup, and led the first ever successful integration of a commercial and investment bank. Prior to Citigroup, he was chairman and CEO of Travelers Life & Annuity and vice chairman of Travelers Group Inc. responsible for strategy and business development. From 1989 to 1994, he was chairman of the board, president, and CEO of Kidder Peabody Group Inc., a wholly owned subsidiary of General Electric Company. From 1986 to 1989, Carpenter was executive vice president of GE Capital Corporation. He first joined GE in 1983 as vice president of Corporate Business Development and Planning and was responsible for strategic planning and development as well as mergers and acquisitions. Earlier in his career, Carpenter spent nine years as vice president and director of the Boston Consulting Group consulting to major companies on corporate strategy and three years with Imperial Chemical Industries of the United Kingdom. Carpenter received a bachelor of science degree from the University of Nottingham, England, and an MBA from the Harvard Business School where he was a Baker Scholar. He also holds an honorary degree of Doctor of Laws from the University of Nottingham. He serves on the boards of Autobytel Inc., U.S. Retirement Partners and the New York City Investment Fund and has been a board member of the New York Stock Exchange, General Signal, Loews Cineplex, and various other private and public companies.

Jeffrey J. Brown—Appointed Senior Executive Vice President of Finance and Corporate Planning in June 2011. In this role, Brown oversees the finance, treasury and corporate strategy activities of the company. Brown joined Ally in March 2009 as corporate treasurer with responsibility for global treasury activities, including funding and balance sheet management. Prior to joining Ally, Brown was the corporate treasurer for Bank of America where he had responsibility for the core treasury functions including funding and managing interest rate risk. Brown was at Bank of America for 10 years, beginning his career in finance and later joining the balance sheet management division. Brown previously served as the bank’s deputy treasurer and oversaw balance sheet management and the company’s corporate funding division. He was also a member of the company’s Asset/Liability Management Committee. He received a bachelor’s degree in economics from Clemson University and an executive master’s degree in business from Queens University in Charlotte. He serves on the Trevillian Cabinet of the College of Business and Behavioral Sciences at Clemson University and on the advisory board of McColl School of Business at Queen’s University in Charlotte.

James G. Mackey—Chief Financial Officer of Ally since June 2011, after serving as interim Chief Financial Officer since April 2010. In this role, he is responsible for the oversight of the company’s financial analysis, controls and reporting, accounting, business planning, and investor relations. Mackey joined the company in 2009 as group vice president and senior finance executive responsible for financial planning and analysis, investor relations, corporate treasury finance, and banking subsidiary financial departments. Previously, Mackey served as chief financial officer for the corporate investments, corporate treasury, and private equity divisions at Bank of America. Earlier in his tenure at Bank of America, he served as managing director within the global structured products group. Prior to Bank of America, Mackey served in the financial institutions practice group at PricewaterhouseCoopers LLP, specializing in capital markets accounting and consulting. He holds a bachelor’s degree in business administration and a master’s degree in accounting from the University of North Carolina at Chapel Hill. He is also a registered certified public accountant in North Carolina.

Barbara A. Yastine—Chief Executive Officer and President of Ally Bank since May 2012. She also continues as chair of the bank, a position she assumed when she joined Ally in 2010. Yastine is a seasoned executive with diverse experience at financial services companies. Prior to joining Ally, she served as a principal of Southgate Investment Partners, LLC. Before that, she was chief financial officer for Credit Suisse First Boston from 2002 to 2004 and had responsibility for controllership, treasury, risk management, strategy, mergers and acquisitions, and tax. She was with Citigroup and its predecessors for 15 years with her last position being as chief financial officer of Citigroup’s global corporate and investment bank. During her time at Citigroup, she also served as chief auditor, chief administrative officer of the global consumer group, and as executive vice president of what is now CitiFinancial. Yastine began her career at Citigroup predecessor Primerica as the head of investor relations. Yastine serves on the boards of directors of Primerica Corporation and privately held Symphony Services Corp., as well as nonprofit Phoenix House. Yastine is a former trustee of the Financial Accounting Foundation. She holds a bachelor’s of arts degree in journalism and a master’s degree in finance, both from New York University.

William F. Muir—President of Ally since 2004, and head of its Global Automotive Services business. He oversees the company’s automotive finance, insurance, vehicle remarketing and servicing operations. Muir is also a member of the Ally Bank board of directors. Chairman of Ally Insurance Group since June 1999, and a Member of the Ally Commercial Finance and Ally Bank Boards of Directors since February 2002 and March 2004, respectively. Prior to that time, Muir served as executive vice president and chief financial officer from February 1998 to 2004. From 1996 to 1998, Muir served as executive-in-charge of operations and then executive director of planning at Delphi Automotive Systems, a former subsidiary of GM. Prior to serving at Delphi Automotive Systems, Muir served in various executive capacities with Ally since first joining Ally in 1992. He also served in a number of capacities with GM since joining the company in 1983. Muir received a bachelor’s degree in industrial engineering and operations research from Cornell University in 1977. He earned a master’s of business administration degree from Harvard University in 1983.

David J. DeBrunner—Vice President, Chief Accounting Officer, and Controller of Ally since September 2007. DeBrunner joined Ally from Fifth Third Bancorp (Fifth Third) where he was senior vice president, corporate controller, and chief accounting officer from January 2002 to August 2007. Prior to that position, he served as the chief financial officer for the commercial division of Fifth Third beginning in December 1999. DeBrunner joined Fifth Third in 1992 and held various financial leadership positions throughout the company. Prior to his time at Fifth Third, he held positions at Deloitte and Touche LLP in the Chicago and Cincinnati

offices. DeBrunner holds a bachelor’s of science in accounting from Indiana University and is a member of the American Institute of Certified Public Accountants and the Ohio Society of Certified Public Accountants.

Brian Gunn—Chief Risk Officer of Ally since November 2011. In this role, Gunn has overall responsibility for achieving an appropriate balance between risk and return, mitigating unnecessary risk and protecting the company’s financial returns. Gunn joined Ally in 2008 as chief risk officer for the Global Automotive Services business where he was responsible for overseeing disciplined risk processes, governance and analytics in support of Ally’s efforts to diversify and grow its automotive product lines. In this role, Gunn established a global automotive risk management framework for all product lines across North America, Latin America, Europe and China. Prior to joining Ally, Gunn served in a number of senior leadership positions with GE Money of Stamford, Conn., most recently as chief risk officer for GE Money Canada. In this role, he was responsible for all areas of risk management and collections across various product lines. Gunn received a master’s degree in Banking and Finance from Hofstra University in Hempstead, N.Y., and a bachelor’s degree in Finance from Providence College in Providence, R.I.

Ally Code of Ethics

Ally has published on its website the Ally Code of Conduct and Ethics (the Code) that is applicable to all employees. The Code further includes certain provisions that apply specifically to Ally “financial professionals” (as that term is defined in the Code). The Code has been posted on Ally’s internet website at www.ally.com, under “About Ally,” and “Policies & Charters.” Any amendment to, or waiver from, a provision of the Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions will be posted at this same internet website location as required by applicable law.

Board and Committee Composition

Our current directors were elected pursuant to the terms of the Amended and Restated Governance Agreement dated May 21, 2009 (the “Governance Agreement”), which we have entered into with our shareholders. Based on the current ownership of our common stock, the Governance Agreement provides that the Ally Board of Directors (Board) is to be comprised of the following: (1) one director designated by affiliates of Cerberus Capital Management, L.P., (2) six directors designated by Treasury, (3) the chief executive officer of Ally and (4) three independent directors chosen by the members described in (1) through (3) above. Currently, the Board consists of the Cerberus appointed director, the chief executive officer of Ally, six directors designated by Treasury, and three independent directors. See “Certain Stockholder Agreements.”

The Board has independently and affirmatively determined that all Board members, except for Mr. Carpenter, meet all the requirements for independence under the rules and regulations promulgated by the NYSE.

Audit Committee — We have established a separately designated standing Audit Committee. Members currently include Chairman Robert T. Blakely, Mayree C. Clark, Brian P. MacDonald and Mathew Pendo. Each member is “independent” as required by Rule 10A-3 of the Exchange Act and under rules of the NYSE, and the Board has determined that all members are also qualified as “audit committee financial experts,” as defined by the SEC. The Audit Committee operates pursuant to a charter approved by the Board of Directors. The Audit Committee reviews and, as it deems appropriate, recommends to our Board of Directors our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee also makes recommendations to the Board concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors.

Other Board Committees — We have also established a Risk and Compliance Committee (Risk Committee) and a Compensation, Nominating, and Governance Committee (CNG Committee). Members of the Risk Committee currently include Mayree C. Clark (Committee Chairwoman), Gerald Greenwald, Franklin W. Hobbs, Marjorie Magner, and Henry S. Miller, Members of the CNG Committee currently include Kim S. Fennebresque (Committee Chairman), Robert T. Blakely, and Franklin W. Hobbs. The Risk Committee operates pursuant to a charter approved by the Board of Directors. The Risk Committee assists the Board of Directors in setting risk appetite and tolerances, and overseeing our management’s responsibility to manage our risk profile and implement our risk program, with emphasis on credit, market, liquidity, operational, and reputational risks from both an enterprise and a line of business perspective. Additionally, the Risk Committee oversees our management’s responsibility to implement our compliance program, with emphasis on our compliance with legal and regulatory requirements. The Board has independently and affirmatively determined that all CNG Committee members meet all the requirements for independence under the rules and regulations promulgated by the NYSE. The CNG Committee operates pursuant to a charter approved by the Board of Directors. For a description of CNG’s responsibilities, see “Executive Compensation.”

Executive Compensation

Corporate Governance and Related Disclosures

The Compensation, Nominating and Governance Committee

The Ally Compensation, Nominating and Governance Committee (the Committee) is a committee of the Ally Board of Directors (Board) consisting of three non-employee independent directors, including Kim S. Fennebresque (Committee Chairman), Robert T. Blakely, and Franklin W. Hobbs.

The Committee, pursuant to its Charter, is, among other things, responsible for the following:

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Discharging the Board’s responsibilities with respect to the establishment, maintenance and administration of Ally’s compensation plans, including determining the total compensation of the Chief Executive Officer and executive officers plus other senior executives designated by the Committee as under its purview;

•	Overseeing Ally’s leadership development and succession planning programs;

•	Identifying qualified individuals for membership on the Board (consistent with criteria approved by the Board) and to recommend to the Board the director nominees;

•	Reviewing and recommending to the Board the director compensation for service on the Board;

•	Leading the Board and its committees in their annual self-evaluation and the annual review of the Board’s performance;

•	Developing and recommending to the Board a corporate governance policy for the Board, and overseeing Ally’s corporate governance procedures and practices related to the Board; and

•	Performing any and all duties required of it under applicable laws, rules, regulations, regulatory guidance, or other legal authority.

Compensation, Nominating and Governance Committee Process

Ally’s executive compensation programs are administered by the Committee. During 2012, the Committee met 14 times.

The Committee determines the compensation of senior executives under its purview, including the compensation of our named executive officers (NEOs, who are also our Senior Executive Officers (SEOs) for purposes of the Troubled Asset Relief Program (TARP) requirements). In making its determination for senior executives other than the Chief Executive Officer (CEO) and Residential Capital, LLC (ResCap) executives, and in making changes to our executive compensation program, the Committee considers the recommendations of the CEO. The Committee determines the compensation of the CEO without recommendations from the CEO or other management. The Committee considers the recommendations of the ResCap Board of Directors and the ResCap CEO is making changes to compensation for ResCap executives under its purview. The Committee has delegated to the CEO the authority to determine cash and equity compensation for executives other than for the approximately 25 highest-compensated employees (Top 25), ResCap executives, and other select senior executives as determined by the Committee. The Committee also meets periodically in executive session without the presence of any members of management. The Committee seeks the input of Ally’s Risk Management functions, and in its deliberations on compensation related issues it also consults with the chairperson of the Board’s Risk and Compliance Committee and Audit Committee.

Frederic W. Cook & Co. (Cook) served as an independent advisor in 2012. Cook reports directly to the Committee and provides ongoing advice with respect to the plans and programs covering the executives, including our NEOs and non-employee directors, for which the Committee is responsible. Cook reviews all materials developed by management in advance of Committee meetings, provides advice and recommendations concerning changes to our plans and programs, as well as information on market practices and trends, and attends meetings of the Committee. Cook undertakes no separate work for Ally.

Ally management engaged Pearl Meyer & Partners (Pearl Meyer) to provide consulting assistance on matters pertaining to executive compensation, including a competitive assessment of the compensation paid to Ally’s CEO, a price differential analysis for purposes of assisting in the Company’s valuation to determine restricted stock unit awards, an analysis of total direct compensation for top executives and an updated competitive assessment of the compensation for Ally’s 25 highest-compensated executives requested by the Special Master for TARP related to executive compensation (the Special Master). Ally management also engaged McLagan Partners (McLagan), an Aon Hewitt Company, to provide consulting assistance on certain matters pertaining to executive compensation, including compensation benchmarking.

Executive Compensation Discussion and Analysis

Introduction

For the full year 2012, Ally reported net income of $1.2 billion, Ally’s industry-leading U.S. automotive finance franchise remained well-positioned, despite significant competition. Ally grew U.S. net financing revenue 39 percent from the prior year, and also showed significant growth in U.S. automotive earning assets, increasing 18 percent year-over-year, and the Ally Bank franchise continued to build its deposit base and maintained strong customer loyalty with a unique consumer value proposition. Ally made significant strides in the fourth quarter on its key strategic actions aimed at strengthening the company’s longer term financial profile and accelerating repayment of the U.S. Department of Treasury’s investment.

Executive Compensation Limitations

In connection with our participation in TARP, certain determinations of the Office of the Special Master for TARP Executive Compensation (Special Master), and other laws and regulations, Ally is subject to certain limitations on executive compensation, the most significant of which are:

•	Cash salaries are limited based on the determination of the Special Master;

•	The majority of an SEO’s compensation paid in equity that must be held long-term;

•	Any incentive compensation granted must be in the form of long-term restricted equity that is contingent on performance and paid out after incremental TARP repayments;

•	Perquisites and “other” compensation capped at $25,000, with limited exceptions;

•	Suspension of the accrual of benefits to supplemental executive retirement plans;

•	Prohibition on incentives for SEOs that could cause them to take unnecessary or excessive risks;

•

Clawback of any bonus or incentive compensation paid to an SEO based on statements of earnings, revenues, gains, or other performance criteria that are later found to be materially inaccurate, is based on erroneous data that resulted in an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws within the three years prior to payment, or is found to require repayment under the provisions of any other Federal law or regulation that may govern the Company’s executive compensation; and

•	Prohibition on any severance payable to the SEOs and the next five most highly compensated employees.

Ally Compensation Program Overview and Philosophy

Working within the limitations imposed on our executive compensation by TARP, Ally’s compensation philosophy has been, and continues to be, that there should be a strong linkage between compensation and performance. We believe compensation should:

•	Align with long-term value creation for our shareholders;

•	Provide appropriate incentives based on individual, business, and Company performance;

•	Encourage prudent, but not excessive risk taking;

•	Provide a total compensation opportunity competitive with market practice; and

•	Be internally equitable for the relative value of the employee’s position at Ally.

In addition, our compensation plans are intended to achieve performance enabling us to complete the repayment to the U.S. taxpayers as quickly as practicable.

Ally supports the compensation principles underlying the TARP compensation rules, and we believe our compensation philosophy is consistent with the TARP compensation principles. The Special Master has required that the majority of compensation for NEOs and the next 20 highest-compensated employees be in the form of long-term stock or stock units, that such stock or stock units should be held for specified minimum periods of time, and that incentive payments should be subject to recoupment if paid based on information that is subsequently found to be materially inaccurate. The Company and the Committee fully support and have implemented these principles for our NEOs and the next 20 highest-compensated employees.

Refer to the Long-term Equity-based Incentives section for a discussion of the long-term stock awards that are granted to our NEOs.

The Pay Process for 2012

For 2012, the total compensation opportunity for the NEOs was determined by the Special Master, following review and approval of recommended total direct compensation levels for each of the NEOs by the Committee. On May 14, 2012, our indirect mortgage subsidiary Residential Capital, LLC (ResCap), and certain of its wholly owned direct and indirect subsidiaries, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court). Further, and also on May 14, 2012, we announced that we were launching a process to explore strategic alternatives with respect to our international operations. The Committee determined that the existing compensation structures in place for Ally did not adequately address issues raised by these developments. As a result, the Committee sought and obtained the Special Master’s approval of certain modifications to the compensation structures for the NEOs and other senior executives of the company. The purpose of the modifications was to better ensure that existing senior management was retained and remained fully focused on implementing the announced steps as well as operating the ongoing businesses.

Effective with the bankruptcy filing of Residential Capital, LLC, compensation for all employees of Residential Capital, LLC, including Thomas Marano, were under the purview of the Bankruptcy Court and not directly determined by Ally. Following the bankruptcy filing, Ally and ResCap reached an agreement, memorialized by a Bankruptcy Court order, that clarified that Ally was financially responsible for compensation issued to ResCap employees prior to May 14, 2012, and ResCap was financially responsible for compensation issued to ResCap employees on or after May 14, 2012. Additionally, following the bankruptcy filing, at the request of the ResCap Board of Directors, the Committee sought and obtained the Special Master’s approval of a modified compensation structure for Mr. Marano and other employees of ResCap whose compensation was restricted by TARP. The Special Master’s Supplemental Determination Letter of November 30, 2012, provides that no compensation awarded after May 14, 2012 to covered employees of ResCap should be in the form of Ally equity and all that such compensation should be awarded in either cash or deferred cash. These modifications were also disclosed, as required, to the Bankruptcy Court. All compensation paid to employees of ResCap after the deconsolidation of ResCap following the bankruptcy filing on May 14, 2012, including Thomas Marano, is the responsibility of ResCap, and was therefore not reflected as compensation expense by Ally in its financial statements for 2012.

Assessing Ally Compensation Competitiveness

We compare our total direct compensation against a peer group of other comparably sized financial services companies with whom we compete for business and senior executive talent. We use publicly available reported pay data from a peer group of companies approved by the Committee to conduct the competitive assessment for the CEO and principal financial officer positions. For the other NEO and senior executive positions, we use market survey data from several survey sources to conduct the competitive assessments. Wherever practical, the market surveys include companies that are part of the peer group approved by the Committee.

During 2011, the Committee approved revisions to the peer group to increase the focus on bank holding companies. No changes were made to the peer group during 2012, which consists of the ten financial services companies listed below:

• BB&T	• KeyCorp	• U.S. Bancorp

• Capital One Financial	• PNC Financial	• Wells Fargo

• Discover	• Regions Financial

• Fifth Third Bancorp	• SunTrust Banks

For 2012, survey data used for the remaining NEOs and other senior executives came from one or more survey sources, including the Hewitt Total Compensation Measurement™ (TCM™) database, Towers Watson Executive Financial Services survey, McLagan Investment Management survey, and McLagan Fixed Income Sales and Trading survey. Because multiple survey sources are used and not all survey participants provide data for each of the remaining NEOs, it is not possible to list the survey participants included in our competitive data analyzed for positions other than the CEO and the principal financial officer.

For executives below the top 25 whose pay is not determined by the Special Master, our compensation philosophy is to set base salaries and employee benefits at median competitive levels and to set annual incentive compensation to deliver total annual cash and equity compensation up to or exceeding the 75th percentile when warranted by achievement of aggressive performance goals and top quartile competitive performance. If annual performance goals are not achieved, annual incentive compensation is reduced or eliminated, and total annual cash and equity compensation falls to below the market median. The size of long-term equity-based incentive awards relative to total compensation is set annually to ensure senior management maintains an appropriate level of long-term balance in their total compensation and to achieve individual differentiation of total compensation based on performance considerations and retention needs.

Due to the pay restrictions applicable to the NEOs under TARP, including limitations on incentive compensation, total direct compensation rather than individual elements of pay (i.e., base salary, annual incentives, and long-term incentives) is set to be competitive.

The Committee sets proposed total direct compensation levels for each of the NEOs based on his or her job responsibilities. Once the Committee determines and approves the proposed compensation packages for the NEOs, they are submitted to the Special Master for approval. The Special Master then reviews the proposed packages to determine if they are aligned with TARP requirements and set at appropriate market levels. The Special Master subsequently issues a Determination Letter, specifying the final design and allocation of total pay approved for the NEOs. At the end of the year, the Committee reviews the performance of the NEOs relative to their individual goals and objectives. For 2012, there was no incentive compensation (i.e., the long-term incentive restricted stock units (IRSUs)) eligible to be awarded to any NEO under the Supplemental Determination Letters issued by the Special Master.

Role of Management in Compensation Decisions

Compensation recommendations for the NEOs other than the CEO and Thomas Marano are presented to and discussed with the Committee by the CEO. The Committee then determines and approves the proposed compensation for the NEOs, which is submitted to the Special Master for final approval.

The Committee determines and approves the compensation of the CEO without the recommendation of management. The Committee exercises its responsibilities with respect to the determination of the compensation of Thomas Marano based on the recommendation of the ResCap Board of Directors and, subsequent to May 14, 2012, upon Bankruptcy Court approval. Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Components of Ally Compensation Program

Due to the TARP restrictions on cash compensation and limitations on incentive compensation, base salary is delivered in a combination of cash and equity. All NEOs were ineligible to receive any incentives for 2012. We also offer limited perquisites and other benefits in order to enhance the effectiveness of our NEOs in focusing their time and energy on performing their duties and responsibilities and to enable us to offer a competitive compensation package to attract and retain senior executive talent.

Base Salary

Under our compensation philosophy, base salary is intended to provide a predictable level of compensation that is competitive in the marketplace for the position responsibilities and individual skills, knowledge, and experience of each executive. However, the pay restrictions under TARP significantly limit the form and amount of base salary paid in 2012. As a result, a significant portion of total direct compensation is delivered in the form of equity-based salary for alignment with shareholders’ interests.

The following table shows base salaries paid to the NEOs in 2012.

	2012 Base salary
NEO	Cash ($)	Deferred Cash ($) (a)	Equity (Deferred stock units) ($)	Total ($)
Michael A. Carpenter	—	—	9,500,000	9,500,000
Jeffrey J. Brown	600,000	—	3,797,892	4,397,892
Barbara Yastine	600,000	—	4,587,357	5,187,357
William Muir	600,000	—	3,400,000	4,000,000
James G. Mackey	550,000	—	2,450,000	3,000,000
Thomas Marano (b)	600,000	5,582,052	1,821,397	8,003,449

(a)	Deferred cash awarded to Mr. Marano was granted after May 14, 2012 in lieu of DSUs pursuant to the request of the ResCap Board of Directors and the Special Master’s November 30, 2012 Supplemental Determination Letter.
(b)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Equity salary is delivered in the form of deferred stock units (DSUs), which are immediately vested, but are subject to restrictions on the timing of payout. Except for the CEO, DSUs and deferred cash earned in 2012 will be payable in three equal installments: the first on the final payroll date of 2012, the second ratably over 2013 and the third ratably over 2014. DSUs earned by the CEO in 2012 are payable only in three equal, annual installments beginning on the first anniversary of grant.

Annual Cash Incentives

All NEOs were ineligible to receive annual cash incentives in 2012 due to restrictions under TARP and will continue to be ineligible for as long as the TARP restrictions are in place.

Long-term Equity-based Incentives

Prior to 2012, we provided long-term equity-based incentives in the form of IRSUs to have an incentive compensation component in the total direct compensation opportunity for our NEOs, and to provide retention and alignment with shareholder interests. Due to the restrictions under TARP, grants of long-term IRSUs are the only incentive compensation permitted for the NEOs and the next 20 highest-compensated employees.

NEOs and the balance of the Top 25 were not eligible for IRSUs in 2012. The long-term IRSU awards granted prior to 2012 to the Top 25 vest after two years from the day they are granted. The long-term IRSU award granted to our CEO in 2011 vests two-thirds after two years from the date they were granted and in full three years from the date they were granted. Earlier IRSU awards made to our CEO vest three years from the date they were granted. After the vesting requirement is met, the NEOs will receive payouts as the Company repays its TARP obligations. Payouts will be made in 25% increments based on the percentage of TARP obligations that have been repaid, as determined in accordance with the established guidelines for determining “repayment”. As of December 31, 2012, Ally had repaid more than 25%, but less than 50%, of its TARP obligations, as determined in accordance with the established guidelines. Therefore, 25% of IRSUs granted will be immediately payable to recipients upon the vesting date(s).

Special Master’s 2012 Supplemental Determination Letters and Modified Compensation Structures

On May 14, 2012, our indirect mortgage subsidiary Residential Capital, LLC, and certain of its wholly owned direct and indirect subsidiaries, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Further, and also on May 14, 2012, we announced that we were launching a process to explore strategic alternatives with respect to our international operations. The Committee determined that the existing compensation structures in place for Ally did not adequately address issues raised by these developments. As a result, the Committee sought and obtained the Special Master’s approval of certain modifications to the compensation structures for the NEOs and other senior executives of the company. The purpose of the modifications was to better ensure that existing senior management was retained and remained fully focused on implementing the announced steps as well as operating the ongoing businesses.

The modifications to the compensation structures for the NEOs and other senior executives, which were approved by the Special Master in 2012 and then adopted by the Committee, specified as follows:

•	No increase in total direct compensation for any Top 25 employee.

•	No increase in cash salary for any Top 25 employee.

•

The portion of each Top 25 employee’s total direct compensation for 2012 that would have been payable in the form of long-term IRSUs would instead be paid in additional salary in the form of DSUs. As a result, no incentive compensation of any kind would be payable for 2012 for any Top 25 employee.

•

Except for the CEO, DSUs earned in 2012 will be payable in three equal installments: the first on the final payroll date of 2012, the second ratably over 2013 and the third ratably over 2014. DSUs earned by the CEO in 2012 are payable only in three equal, annual installments beginning on the first anniversary of grant.

•	Except for the CEO, DSUs earned in 2009 and 2010 and not yet paid will be payable in equal installments over the period ending on the third anniversary of the grant.

•

Except for the CEO, long-term IRSUs previously awarded for prior services will vest after two years of service. Even if vested, as required by the Interim Final Rule, all IRSU awards may be paid only in 25% installments as Ally repays its TARP obligations in 25% increments, and will otherwise be forfeited.

Benefits and Perquisites

We provide our NEOs with health and welfare benefits under the broad-based program generally available to all of our employees. This allows them to receive certain benefits that are not readily available to individuals except through an employer and to receive certain benefits on a pretax basis. Our benefit program includes the Ally Retirement Savings Plan. We provide the savings plan in lieu of higher current cash compensation to ensure that employees have a source of retirement income and because these plans enjoy more favorable tax treatment than current compensation. Under this plan, employee contributions of up to 6% of salary were matched 100% by Ally. The plan also provided a 2% nonmatching contribution on both salary and annual cash incentives, which fully vests after being employed for three years, and a 2% nonmatching discretionary contribution on salary in light of the Company’s 2012 performance.

Ally suspended nonqualified contributions to its Retirement Savings Plan in 2009 and did not make any additional nonqualified contributions in 2012. Therefore, employer contributions for 2012 were made only under the qualified portion of the plan only which limits contributions to pay up to $250,000.

In addition to broad-based benefits, the NEOs are provided with limited supplemental benefits and perquisites to remain competitive in attracting and retaining executive talent. For 2012, in accordance with the TARP restrictions, the total value of these perquisites and supplemental benefits was capped at $25,000.

Long-term Compensation Structure

Based on the compensation structure for 2012, long-term equity-based compensation, represented by DSUs, comprises a significant portion of each NEOs total compensation. The long-term equity-based portion of total compensation for each NEO and its associated percentage of total compensation for 2012 are as follows.

	Total compensation ($)	Long-term equity-based compensation
Name		Dollar amount awarded ($)	Percent of total compensation (%)
Michael A. Carpenter	9,557,119	9,500,000	99.4%
Jeffrey J. Brown	4,428,059	3,797,892	85.8%
Barbara Yastine	5,215,956	4,587,357	88.0%
William Muir	4,031,723	3,400,000	84.3%
James G. Mackey	3,030,904	2,450,000	80.8%
Thomas Marano (c)	8,030,548	1,821,397	22.7%

(c)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Employment Agreements and Severance

Ally currently has no employment agreement with any of the NEOs.

As a condition to participating in TARP, Ally’s NEOs and the next five most highly compensated employees are not eligible for any severance in the event of termination of employment. These restrictions apply until Ally repays its TARP obligations.

Clawback Provisions

In connection with the risk assessment Ally conducted in 2012, the Company has reviewed all of its incentive compensation programs to ensure they include language allowing the Company to recoup incentive payments made to recipients in the event those payments were based on financial statements that are later found to be materially inaccurate. Incentive plans that did not include such language were revised to allow for incentive payments to be recovered. A recipient who fails to promptly repay Ally under such circumstances is subject to termination of employment.

Summary Compensation Table

The following table shows compensation for any person serving as principal executive officer or principal financial officer during 2012, as well as Ally’s next three most highly compensated executive officers.

Name and principal position	Year	Salary ($) (a) (b)	Stock awards ($) (c) (d) (e)	All other compensation ($) (f)	Total ($)
Michael A. Carpenter	2012	—	9,500,000	57,119	9,557,119
Chief Executive Officer	2011	—	9,500,000	43,077	9,543,077
	2010	186,346	9,708,750	29,958	9,925,054
Jeffrey J. Brown	2012	600,000	3,797,892	30,167	4,428,059
Senior Executive Vice President of Finance and Corporate Planning	2011 2010	600,000 500,000	3,743,678 3,750,000	29,609 38,908	4,373,287 4,288,908
Barbara Yastine	2012	600,000	4,587,357	28,599	5,215,956
Chief Executive Officer and President, Ally Bank	2011	600,000	4,587,357	27,950	5,215,307
William Muir	2012	600,000	3,400,000	31,723	4,031,723
President	2011	509,000	3,147,280	30,595	3,686,875
James G. Mackey	2012	550,000	2,450,000	30,904	3,030,904
Chief Financial Officer	2011	550,000	2,305,738	29,653	2,885,391
	2010	475,068	1,922,951	21,604	2,419,623
Thomas Marano (g)	2012	6,182,052	1,821,397	27,099	8,030,548
Chief Executive Officer, ResCap	2011	600,000	7,403,449	31,450	8,034,899
	2010	500,000	6,906,250	26,785	7,433,035

(a)	The amounts shown as salary represent the cash portion of base salary and do not include the DSU award values that are part of the executive’s base salary and are shown as stock awards in this table. Amounts for Mr. Marano for 2012 include $5,582,052 deferred cash paid in lieu of DSUs granted after May 14, 2012 pursuant to the request of the ResCap Board of Directors, the Special Master’s November 30, 2012 Supplement Determination Letter, and disclosure to the Bankruptcy Court. Deferred cash is payable in three equal installments: the first on the final payroll date of 2012, the second ratably over 2013 and the third ratably over 2014. At the request of the ResCap Board of Directors, effective January 1, 2013, the annual salary to be paid to Mr. Marano was reduced to $2,000,000 per year. Of this amount, $600,000 will be paid in cash and the balance will be paid in deferred cash, subject to the approval of the Special Master. Mr. Marano also served as Chief Capital Markets Officer through May 14, 2012.

(b)	For 2010, represents the amount of Mr. Carpenter’s compensation that was paid in cash prior to March 23, 2010, when his compensation structure changed to be fully based on long-term equity of the Company.

(c)	The 2012 total represents the grant date fair value of the Ally DSU and IRSU awards granted in 2012 and is not necessarily the cash payment received. The amounts for each NEO for 2012 are displayed in the following table. For Mr. Marano, Stock Awards for 2012 of $1,821,397 were granted prior to May 14, 2012. Amounts granted after May 14, 2012 were granted as deferred cash as explained in footnote (a) above. For further information related to compensation paid to ResCap employees, including Mr. Marano, refer to The Pay Process for 2012.

Name	DSU($)	IRSU($)	Total ($)
Michael A. Carpenter	9,500,00	—	9,500,00
Jeffrey J. Brown	3,797,892	—	3,797,892
Barbara Yastine	4,587,357	—	4,587,357
William Muir	3,400,000	—	3,400,000
James G. Mackey	2,450,000	—	2,450,000
Thomas Marano	1,821,397	—	1,821,397

(d)	The 2011 total represents the grant date fair value of the Ally DSU and IRSU awards granted in 2011 and is not necessarily the cash payment received. The amounts for each NEO for 2011 are displayed in the following table.

Name	DSU($)	IRSU($)	Total($)
Michael A. Carpenter	8,000,000	1,500,000	9,500,000
Jeffrey J. Brown	2,350,000	1,393,678	3,743,678
Barbara Yastine	2,858,238	1,729,119	4,587,357
William Muir	1,931,520	1,215,760	3,147,280
James G. Mackey	1,353,825	951,913	2,305,738
Thomas Marano	4,735,633	2,667,816	7,403,449

(e)	The 2010 total represents the grant date fair value of the Ally DSU and IRSU awards granted in 2010 and is not necessarily the cash payment received. The amount for Mr. Carpenter includes $395,096 of IRSU awards that were granted in January 2010 for performance in 2009, as per the SEC rules. The amounts for each NEO for 2010 are displayed in the following table.

Name	RSU($)	DSU($)	Total($)
Michael Carpenter	7,813,654	1,895,096	9,708,750
Jeffrey J. Brown	2,350,000	1,400,000	3,750,000
James G. Mackey	1,119,964	802,987	1,922,951
Thomas Marano	4,437,500	2,468,750	6,906,250

(f)	Refer to the All Other Compensation in 2012 section for further details.

(g)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

All Other Compensation in 2012

	Michael A. Carpenter	Jeffrey J. Brown	Barbara Yastine	William Muir	James G. Mackey	Thomas Marano (f)
Financial counseling (a)	$3,500	$3,500	$—	$—	$3,439	$3,500
Liability insurance (b)	425	425	425	825	425	425
Wellness credit (c)	—	—	—	—	150	—

Total perquisites	3,925	3,925	425	825	4,014	3,925
Life insurance (d)	28,194	1,242	3,174	5,898	1,890	3,174
401(k) matching contribution (e)	25,000	25,000	25,000	25,000	25,000	20,000

Total all other compensation	$57,119	$30,167	$28,599	$31,723	$30,904	$27,099

(a)	We provide a taxable allowance to certain senior executives for financial counseling and estate planning services with one of several approved providers. The NEOs are provided an enhanced financial and estate planning service. Costs associated with this benefit are reflected in the table above, based on the actual charge for the services received. Any taxes assessed on the imputed income for the value of this service are the responsibility of the executive.

(b)	Represents the total cost of liability insurance for 2012.

(c)	Represents a $150 wellness credit for participating in and completing various wellness initiatives as part of a company-wide wellness program.

(d)	Represents the total cost of life insurance for 2012.

(e)	Represents the employer contribution, Company match contribution, and discretionary contribution made to the employees’ 401(k) fund.

(f)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Grants of Plan-based Awards in 2012—Estimated Future Payments under Equity Incentive Plan Awards

The following table represents Ally DSU awards, which are stated in phantom shares.

Name	Awards made: January 1, 2012 - May 31, 2012 (a)	Awards made: June 1, 2012 - December 31, 2012 (a)	Total 2012 ($) (a)
Michael A. Carpenter	463.3	609.0	9,500,000
Jeffrey J. Brown	114.6	311.5	3,797,892
Barbara Yastine	139.4	375.3	4,587,357
William Muir	101.0	280.4	3,400,000
James G. Mackey	70.7	204.1	2,450,000
Thomas Marano (e)	210.7	—	1,821,397

(a)	For all NEOs, DSU awards were granted ratably during the respective periods.

Name	Award	All other stock awards: number of shares or unit of stock (b) (c)	Grant date fair value of stock or unit awards ($) (d)
Michael A. Carpenter	DSU	1,072.3	9,500,000
Jeffrey J. Brown	DSU	426.1	3,797,892
Barbara Yastine	DSU	514.7	4,587,357
William Muir	DSU	381.4	3,400,000
James G. Mackey	DSU	274.8	2,450,000
Thomas Marano	DSU	210.7	1,821,397

(b)	For Mr. Marano, all 210.7 shares were granted prior to May 14, 2012. Amounts exclude deferred cash granted in lieu of DSUs after May 14, 2012 pursuant to the request of the ResCap Board of Directors, the Special Master’s November 30, 2012 Supplemental Determination Letter, and disclosure to the Bankruptcy Court.

(c)	The award grants are expressed as phantom shares of Ally.

(d)

The grant date fair value amounts shown do not reflect realized cash compensation by the NEOs, which is described in the Stock Awards Vested Table for the awards. The value shown represents the computed fair value at the date of grant of each award, which was $8,500 per share for each award from January 1, 2012 through March 31, 2012. The grant date fair value for awards granted between April 1, 2012 through

December 31, 2012 was $9,000 per share. For a further discussion of the valuation of equity awards, see footnote (a) in the Outstanding Equity Awards at 2012 Fiscal Year End—Stock Awards section below and Note 24 to our Consolidated Financial Statements.

(e)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Outstanding Equity Awards at 2012 Fiscal Year End—Stock Awards

The following table provides information for the named executive officers regarding the Ally IRSU awards outstanding at December 31, 2012.

Name	Grant date	Number of shares or units of stock that have not vested (#) (a) (b)	Market value of shares or units of stock that have not vested ($) (a)
Michael A. Carpenter	1/28/2010	50.6	455,151
	12/16/2010	192.0	1,728,001
	12/19/2011	187.5	1,687,500
Jeffrey J. Brown	12/19/2011	174.2	1,567,888
Barbara Yastine	12/19/2011	216.1	1,945,259
William Muir	12/19/2011	152.0	1,367,730
James G. Mackey	12/19/2011	119.0	1,070,903
Thomas Marano (c)	12/19/2011	333.5	3,001,293

(a)	Amounts shown represent Ally IRSU awards granted to named executives that have not vested. Each award represents one phantom share of Ally. The fair market value for the phantom shares is determined by the Board at least annually, as required by the Ally Financial Long-Term Equity Compensation Incentive Plan. The fair market value for each phantom share at December 31, 2012 was determined to $9,000. During 2012, Sandler O’Neill & Partners, L.P. (Sandler O’Neill), an independent investment banking firm, was engaged to provide certain valuation analyses and to prepare an annual report regarding the fair market value of the Company’s common equity securities, and to provide other services related thereto. The valuation amounts as of March 31, 2012 and December 31, 2012 were determined based on the analyses provided by Sandler O’Neill.

(b)	Vesting terms of IRSUs granted to NEOs (with the exception of Mr. Carpenter) were modified in 2012 as a result of the Special Master’s Supplemental Determination Letter dated June 8, 2012. For these NEOs, 2011 awards will vest after two years of service. Even if vested, as required by the Interim Final Rule, IRSU awards may be paid only in 25% installments as Ally repays its TARP obligations in 25% increments, and will otherwise be forfeited. No modifications were made to Mr. Carpenter’s awards. Mr. Carpenter’s grants vest as follows: grant dated January 28, 2010 vests January 28, 2013, grant dated December 16, 2010 vests December 16, 2013 and grant dated December 19, 2011 vests December 19, 2014.

(c)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Options Exercised and Shares Vested in 2012

During 2012, no stock options were held by the named executive officers.

The following table reflects the Ally IRSU and RSU awards that vested in 2012. A substantial portion of the value cannot be paid until Ally further repays its TARP obligations.

Name	Number of shares acquired on vesting (#) (a) (b)	Value realized on vesting ($) (b) (c)
Michael A. Carpenter	—	—
Jeffrey J. Brown	336.8	3,030,934
Barbara Yastine	64.0	576,000
William Muir	281.4	2,532,831
James G. Mackey	172.9	1,526,579
Thomas Marano (d)	559.0	5,030,628

(a)	Amounts shown represent the 2012 vesting of the continued service portion of Mr. Brown’s, Mr. Muir’s, Mr. Mackey’s and Mr. Marano’s 2009 IRSU grants and 2010 IRSU grants. Also for Mr. Muir, the amount shown represents the 2008 RSU which vested and paid December 31, 2012. Ms. Yastine’s amount shown represents the 2012 vesting of the continued service portion of her 2010 IRSU. The 2009 IRSU and 2010 IRSU vesting was modified in 2012 as a result of the Special Master Supplemental letter dated June 8, 2012. Except for Mr. Carpenter, these awards vested after two years of service from the grant date. Even if vested, as required by the Interim Final Rule, these awards may be paid only in 25% installments as Ally repays its TARP obligations in 25% increments, and will otherwise be forfeited.

(b)	Mr. Muir’s final tranche of his 2008 RSU award vested and paid on December 31, 2012.

(c)	The value realized for the vested shares is their fair market value as determined at least annually by the Board, as required by the Ally Long-term Equity Compensation Incentive Plan. The amounts paid in 2012 represent the first 25% installment based on the partial repayment of TARP obligations and were as follows: $757,734 for Mr. Brown, $144,000 for Ms. Yastine, $603,361 for Mr. Muir, $381,645 for Mr. Mackey, and $1,257,657 for Mr. Marano.

(d)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Nonqualified Deferred Compensation in 2012

The table below reflects year-end balances, Company distributions, and all earnings associated primarily with the Ally nonqualified equalization plan. This plan allows Company contributions to this plan to continue after the IRS maximum limits under our 401(k) plan have been reached.

Nonqualified deferred compensation

Name	Plan name	Executive contributions in last FY($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
Michael A. Carpenter	DSUs (a) (b)	—	9,500,000	904,553	4,488,084	19,859,733

Jeffrey J. Brown	Nonqualified Benefit
	Equalization Plan (c)	—	—	2,650	—	27,413
	DSUs (a) (b)	—	3,797,892	254,624	2,947,646	5,121,993

Barbara Yastine	DSUs (a) (b)	—	4,587,357	297,361	3,293,894	6,107,921

William Muir	Nonqualified Benefit
	Equalization Plan (c)	—	—	23,020	—	213,996
	DSUs (a) (b)	—	3,400,000	254,810	3,532,010	4,241,966

James G. Mackey	DSUs (a) (b)	—	2,450,000	137,038	1,695,288	3,006,041

Thomas Marano (e)	Nonqualified Benefit
	Equalization Plan (c)	—	—	5,733	—	50,986
	DSUs (a) (b)	—	1,821,397	518,350	4,230,388	6,364,448
	Deferred Cash (d)	—	5,582,052	—	1,943,035	3,639,017

(a)	In 2009, we included DSU awards, which vested at grant date, within the Options Exercised and Shares Vested in 2009 table. Starting in 2010 and continuing in 2012, we have included the DSU award information in the Nonqualified Deferred Compensation in 2012 table to more accurately reflect the form of the awards.

(b)	The NEOs had outstanding DSU award values at December 31, 2011, of $13,943,264 for Mr. Carpenter, $4,017,124 for Mr. Brown, $4,517,096 for Ms. Yastine, $4,119,166 for Mr. Muir, $2,144,292 for Mr. Mackey, and $8,255,088 for Mr. Marano.

(c)	Ally maintains a nonqualified benefit equalization plan for highly-compensated employees, including the NEOs. This plan is a nonqualified savings plan designed to allow for the equalization of benefits for highly compensated employees under the Ally 401(k) Program when such employees’ contribution and benefit levels exceed the maximum limitations on contributions and benefits imposed by Section 2004 of the Employee Retirement Income Security Act of 1974, as amended, and Section 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended. This plan is maintained as an unfunded plan and all expenses for administration of the plan and payment of amounts to participants are borne by Ally. Each participant is credited with earnings based on a set of investment options selected by the participant similar to 401(k) investment option to all employees. Pursuant to the Special Master’s Determination Letter dated October 22, 2009, contributions to this plan were suspended. Therefore, the amounts shown reflect contributions made by the Company prior to receipt of the Determination Letter.

(d)	Mr. Marano received deferred cash after May 14, 2012 in lieu of DSUs pursuant to the request of the ResCap Board of Directors, the Special Master’s November 30, 2012 Supplemental Determination Letter, and disclosure to the Bankruptcy Court. Deferred cash is payable in three equal installments: the first on the final payroll date of 2012, the second ratably over 2013 and the third ratably over 2014.

(e)	Effective May 3, 2013, Thomas Marano resigned as Chief Executive Officer of ResCap.

Executive Compensation—Post-employment and Termination Benefits

As a condition to participating in TARP, Ally’s NEOs and next five highest paid employees waived any right to severance in the event of their termination of employment. These waivers apply until Ally repays its TARP obligations to the U.S. Department of Treasury.

Ally Financial Inc. 2011 Incentive Compensation Plan

We have adopted the Ally Financial Inc. 2011 Incentive Compensation Plan (the “2011 Incentive Plan”), which allows us to grant an array of equity-based and cash incentive awards to our NEOs and other employees and service providers (other than our non-employee directors). The purpose of the 2011 Incentive Plan is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success.

Plan Term. The 2011 Incentive Plan expires after ten years, unless prior to that date the maximum number of our common shares available for issuance under the 2011 Incentive Plan has been issued or our Board of Directors terminates the 2011 Incentive Plan.

Authorized Shares. Subject to adjustment as described below,              shares of our common stock are available for awards to be granted under the 2011 Incentive Plan and awards granted under the Ally Financial Inc. Long-Term Equity Compensation Incentive Plan that will settle in shares of our common stock following the closing of this offering. No participant may receive under the 2011 Incentive Plan in any three consecutive calendar years stock options and stock appreciation rights that relate to more than              shares and restricted stock, restricted stock units, performance awards and other stock-based awards (to the extent that such awards are denominated in shares and intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)) that relate to more than              shares. Generally, if an award expires or is canceled, forfeited or settled in cash, then the shares covered by such award again will be available for issuance under the 2011 Incentive Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes also again will be available for issuance under the 2011 Incentive Plan.

Administration. The CNG Committee or such other committee as designated by the Board of Directors administers the 2011 Incentive Plan and has authority to select individuals to whom awards are granted and determine the types of awards and number of shares covered and the terms and conditions of awards, including the applicable vesting schedule, performance conditions and whether the award will settle in cash or shares.

Types of Awards. The 2011 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards (cash-based and share-based) and other stock-based awards.

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Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by the CNG Committee or such other committee as designated by the Board of Directors but may not be less than the closing price of a share of our common stock on the grant date. The CNG Committee or such other committee as designated by the Board of Directors will determine the date after which each stock option may be exercised and the expiration date of each option; however, no stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Code.

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Stock Appreciation Rights. A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from the grant date. Any stock appreciation right will be granted subject to the same terms and conditions as apply to stock options, as described above.

•	Restricted Stock. Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

•	Restricted Stock Units. Restricted stock units represent a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting and other restrictions.

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Performance Awards. Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by the CNG Committee or such other committee as designated by the Board of Directors, which has authority to specify that any other award granted under the 2011 Incentive Plan will constitute a performance award by conditioning the exercisability or settlement of the award upon the satisfaction of performance conditions. The performance conditions with respect to awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code will be limited to overhead costs, general and administration expense, market price of our common stock, cash flow, reserve value, net asset value, earnings, net income, operating income, cash from operations, revenue growth, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), net capital employed, return on assets, stockholder return, reserve replacement, return on equity, return on capital employed, production, assets, unit volume, sales, market share, or strategic business criteria consisting of one or more objectives based on meeting specified goals relating to acquisitions or divestitures, each as determined in accordance with generally accepted accounting principles, where applicable, as consistently applied by us. These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices. The amount of any performance awards denominated in cash that is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code that may be earned in any calendar year may not exceed $10,000,000.

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Other Stock-Based Awards. The CNG Committee or such other committee as designated by the Board of Directors is authorized to grant other stock-based awards, which may be denominated in our common shares or factors that may influence the value of our common shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or business units or any other factors that the committee specifies.

Eligibility. Our employees, consultants, advisors and other service providers (other than our non-employee directors) are eligible to receive awards under the 2011 Incentive Plan.

Adjustments. If necessary to prevent dilution or enlargement of benefits or potential benefits under the 2011 Incentive Plan, the CNG Committee or such other committee as designated by the Board of Directors will adjust equitably the terms of any outstanding awards and the number of our common shares issuable under the 2011 Incentive Plan to reflect any change in our common shares resulting from a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of our common shares or other securities or any other similar corporate transaction or event affecting our common shares.

Termination of Service and Change in Control. Except as otherwise provided in an award agreement, all unvested awards will be forfeited upon a participant’s termination of service other than death, disability, retirement, termination as a result of a sale of a business unit, termination by us without cause and a qualifying termination by the participant (as such terms are defined in the 2011 Incentive Plan), in which events all or portions of the participant’s unvested awards will become nonforfeitable and options and stock appreciation rights will be immediately exercisable and will remain outstanding for one year from the date of termination of service. In the event of a change in control (as defined in the 2011 Incentive Plan), all outstanding stock options, stock appreciation rights and restricted stock units not continued in effect or converted into similar awards of the survivor or successor corporation will vest upon the change in control, and all outstanding stock options, stock appreciation rights and restricted stock units so continued or converted will vest upon the occurrence of the participant’s termination of service without cause or a qualifying termination by him or her within twelve months following the change in control.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate the 2011 Incentive Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our common shares are principally traded or by applicable law. The CNG Committee or such other committee as designated by the Board of Directors may amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board or committee action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder’s consent. The CNG Committee or such other committee as designated by the Board of Directors also may not lower the per share exercise price of a stock option or stock appreciation right or cancel a stock option or a stock appreciation right in exchange for cash or another award when the per share exercise price exceeds the fair market value (other than in connection with a change in control or other corporation transaction necessitating an anti-dilution type adjustment in the outstanding stock options or stock appreciation rights).

Initial Awards in Connection with This Offering. In connection with this offering, we plan to make grants of restricted stock units to substantially all of our employees. The grant date fair value of each grant will range from a minimum of $100 to a maximum of $1,500. These restricted stock units will “cliff” vest three years from the date of grant and in the case of our U.S.-based employees, settle in shares and in the case of our employees based outside of the United States, settle in cash.

Ally Financial Inc. 2011 Executive Performance Plan

We have adopted the Ally Financial Inc. 2011 Executive Performance Plan (the “2011 Executive Performance Plan”), which allows us to grant incentive compensation awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code to certain executive officers. The purpose of the 2011 Executive Performance Plan is to attract and retain executive officers who can make significant contributions to our success by providing incentives and financial rewards to such executive officers.

Administration. The CNG Committee administers the 2011 Executive Performance Plan and has authority to select plan participants, determine the terms and conditions of each incentive award granted under the 2011 Executive Performance Plan, certify the calculation of performance metrics based on which the awards are paid and the amount payable to each participant, determine the time when incentive awards will be paid and the form of such payment, determine whether and to what extent any incentive award will be reduced based on such factors as the CNG Committee deems appropriate in its discretion, determine whether payment of awards may be in shares of our common stock or may be deferred, interpret and administer the 2011 Executive Performance Plan and any instrument or agreement entered into in connection with the 2011 Executive Performance Plan, correct any defect, supply any omission or reconcile any inconsistency in the 2011 Executive Performance Plan or any incentive award in the manner and to the extent that the CNG Committee deems desirable to carry it into effect, establish such rules and regulations and appoint such agents as it deems appropriate for the proper administration of the 2011 Executive Performance Plan, and make any other determination and take any other action that the CNG Committee deems necessary or desirable for administration of the 2011 Executive Performance Plan.

Eligibility. Participants of the 2011 Executive Performance Plan are our Chief Executive Officer and other executive officers of the Company or a subsidiary selected by the CNG Committee.

Performance Period. The performance period underlying each incentive award will be our fiscal year or another period not exceeding five years in length established by the CNG Committee. No later than 90 days after the commencement of each fiscal year, the CNG Committee will designate one or more performance periods for such fiscal year as well as the participants for such performance period(s).

Incentive Awards. The incentive award will be an amount equal to 2.0%, in the case of our Chief Executive Officer and 1.0%, in the case of each other participant, of our core pre-tax income for each calendar year in the performance period (proportionately adjusted for any portion of the performance period that is less than a full calendar year). The amount of incentive award actually paid to a participant will be determined by the CNG Committee based on factors it deems appropriate and may not exceed the original amount of the incentive award established using the formula above.

Termination of Service. All unpaid incentive awards will be forfeited upon a participant’s termination of service, except that in the event of the participant’s death, disability, retirement, termination by us without cause and a qualifying termination (as such terms are defined in the 2011 Incentive Plan) during a performance period, the CNG Committee may proportionately reduce the incentive award payable to such participant based on the period of his or her actual employment during the applicable performance period.

Amendment and Termination. Our Board of Directors may alter, amend, suspend or terminate the 2011 Executive Performance Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our common shares are principally traded or by applicable law, including Section 162(m) of the Code. No amendment to, or termination of, the 2011 Executive Performance Plan may impair the rights of a participant under any incentive award previously granted without such participant’s consent.

Ally Financial Inc. Employee Stock Purchase Plan

We have adopted the Ally Financial Inc. Employee Stock Purchase Plan (the “ESPP”), the purpose of which is to provide our employees with an opportunity to purchase our stock at a discount and thus encourage broad-based employee ownership of our stock. The ESPP has two components: The Section 423 component is intended to qualify as an “employee stock purchase plan” for purposes of Section 423 of the Code and will be construed so as to extend and limit participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code; the non-Section 423 component is not intended to qualify as an “employee stock purchase plan” for purposes of Section 423 of the Code and purchase rights under that component will be granted pursuant to rules, procedures, or sub-plans set forth by us to achieve such tax, legal, or other objectives for eligible employees and us as we deem appropriate.

Authorized Shares. The aggregate number of shares authorized for sale under the ESPP (for both Section 423 and Non-Section 423 components) is             .

Administration. The CNG Committee administers the ESPP and has authority to interpret, construe, apply and make final determinations regarding the ESPP, including authority to determine eligibility under both components of the ESPP and the terms and conditions of any purchase right under the ESPP.

Offering Period. The initial offering period under the ESPP will commence as soon as practicable following the closing of this offering. This initial offering period will expire not sooner than six months after the consummation of this offering. Subsequently, the ESPP will have consecutive offering periods with a new offering period commencing approximately every six months, as determined by the CNG Committee.

Eligibility. Any of our active employees (including active employees of our designated subsidiaries and affiliates) on a given offering date (i.e., the first trading day of an offering period) is eligible to participate in the ESPP; however, employees who are citizens or residents of a non-U.S. jurisdiction may be excluded from participation in the ESPP or an offering if participation is prohibited under applicable local law or if complying with applicable local laws would cause the ESPP or an offering to violate Section 423 of the Code. Additionally, no employee may be granted a purchase right under the Section 423 component of the ESPP if immediately after the grant such employee would own our capital stock and/or hold outstanding purchase rights to purchase capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or if his or her rights to purchase capital stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of such stock (determined at the fair market value of the shares of such stock at the time such purchase right is granted) for each calendar year in which such purchase right is both outstanding and exercisable.

Enrollment and Contribution. An eligible employee may become a participant in the ESPP by completing, within the prescribed enrollment period prior to the applicable offering date, a participation election, at which time he or she may elect to have payroll deductions made on each pay day during the applicable offering period in an amount not exceeding 10% of the compensation he or she receives on each pay day during the offering period.

Purchase Right. On the offering date of each offering period, each eligible employee participating in the offering period will be granted a right to purchase on the purchase date (i.e., the last trading day of the offering period) a number of shares determined by dividing such employee’s payroll deductions accumulated prior to the purchase date by the applicable purchase price, which will be no less than the lower of 85% of the closing price of a share of our common stock on the offering date or 85% of the closing price of a share of our common stock on the purchase date. In no event will an eligible employee be permitted to purchase during any offering period more than 100,000 shares; however, the CNG Committee may, for future offering period, increase or decrease the maximum number of shares that an eligible employee may purchase during each offering period.

Purchase of Shares. On the purchase date, the maximum number of shares that may be purchased with the accumulated payroll deductions in the participant’s account will be purchased for the participant at the applicable purchase price (as described above). Fractional shares may not be purchased, and any payroll deductions accumulated in a participant’s account that are not sufficient to purchase a full share will, at our discretion, be returned to the participant or be retained in the participant’s account for the subsequent offering period.

Delivery of Shares. As soon as reasonably practicable after each purchase date on which a purchase occurs, we will arrange for the delivery to each participant of the shares purchased to the participant’s brokerage or plan account in a form determined by us.

Withdrawal. A participant may withdraw all, but not less than all, the payroll deductions credited to his or her account and not yet used to purchase shares under the ESPP by giving notice in a form or manner and time prescribed by us prior each purchase date.

Termination of Employment. Unless otherwise determined by us, upon a participant’s employment termination for any reason, he or she will be deemed to have elected to withdraw from the ESPP and the payroll deductions credited to his or her account during the offering period but not yet used to purchase shares under the ESPP will be returned to him or her.

Change in Control. In the event of a change in control (as defined in the ESPP), the offering period then in progress will be shortened and end on a new purchase date, which will be before the date of the proposed merger or change in control. We will notify each participant in writing, at least ten business days prior to the new purchase date, that the purchase date for the applicable period has been changed to the new purchase date and that shares will be purchased automatically for the participant on the new purchase date. The CNG Committee may provide for an alternative process that provides participants with the economic equivalent of the benefits described above.

Adjustments. The CNG Committee may proportionately adjust the maximum number of shares available under the ESPP, the maximum number of shares each participant may purchase during the offering period or over a calendar year under the $25,000 limitation and the per share price used to determine the purchase price for any increase or decrease in the number of issued shares resulting from any nonreciprocal transaction between us and our stockholders (e.g., a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend) that affects our common stock or the price of our common stock and cause a change in the per share value of the shares underlying outstanding purchase rights.

Amendment and Termination. Subject to any applicable law or government regulation and to the rules of the stock exchange on which our common shares are principally traded, our Board of Directors may amend, modify, suspend or terminate the ESPP without the approval of our shareholders; however, no amendment may make any change in any purchase right previously granted that adversely affects the rights of any participant without the consent of the affected participant. To comply with Section 423 of the Code, we will obtain shareholder approval of any amendment in such a manner and to such a degree as required. Without shareholder approval and without regard to whether any participant rights may be considered to have been “adversely affected,” the CNG Committee may change the offering periods, limit the frequency or number of changes in the amount withheld during an offering period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant to adjust for delays or mistakes in our processing of any properly completed participation election, establish reasonable waiting and adjustment periods, accounting, or crediting procedures to ensure that amounts applied toward the purchase of shares for each participant properly correspond with amounts withheld from the participant’s compensation and establish such other limitations or procedures as the CNG Committee determines.

Director Compensation

Employee directors do not receive any separate compensation for their Board activities. Non-employee directors receive the compensation described below.

Effective April 1, 2012, the annual retainer paid to non-employee directors was increased from $180,000 to $200,000 and was paid entirely in cash. DSUs had been included in the program for $110,000 of the $180,000 annual retainer in 2011, and were also awarded for a portion of the annual retainer paid for the first quarter of 2012, as part of planning for a potential initial public offering. An additional retainer is paid to non-employee directors who serve as a chair of a standing committee, which was also increased during 2012 from $30,000 to $50,000 each. All non-employee directors who serve as members of committees, including chairs of a committee, are paid additional retainers of $20,000 each. The Chair of the Board receives an additional retainer of $250,000. For the first quarter of 2012, this additional retainer was paid half in cash and half in DSUs, and was changed to all cash effective April 1, 2012, the same as the Board retainer. Meeting fees of $2,000 for each in-person meeting and telephonic meeting lasting more than one hour are payable when the Board or any committee meets more than eight times per year.

Non-employee directors are reimbursed for travel expenses incurred in conjunction with their duties as directors. Furthermore, Ally will provide the broadest form of indemnification permitted under Delaware law in connection with liabilities that may arise as a result of their role on the Board, provided that the director satisfies the statutory standard of care.

During 2012, Ally paid additional director compensation to John J. Stack for his service as a director of Ally Bank in an annual amount equal to $165,000, representing the equivalent of a Board retainer of $115,000 and an additional retainer of $50,000 for service on committees in lieu of meeting fees.

The following table provides compensation for non-employee directors who served during fiscal 2012.

2012 Director Compensation Table

Director name	Fees earned or paid in cash ($) (a) (b)	Stock awards ($) (a) (c) (d)	Total ($) (a)
Robert T. Blakely	281,500	27,500	309,000
Mayree C. Clark	277,250	27,500	304,750
John D. Durrett (e)	230,250	27,500	257,750
Kim S. Fennebresque	248,500	27,500	276,000
Franklin W. Hobbs	446,250	58,750	505,000
Marjorie Magner	246,750	27,500	274,250
John J. Stack	462,250	27,500	489,750
Henry S. Miller	85,001	—	85,001
Gerald Greenwald	85,850	—	85,850

(a)	The retainer and fees for our non-employee directors were prorated based on when each director served on the Board and their respective committees.
(b)	As noted above, the non-employee directors’ cash retainer and fees consist of the following components:

Director Name	Annual cash retainer ($)	Committee chair or member/chair of Board fees ($)	Ally Bank Board Fees ($)	Additional meeting fees ($)
Robert T. Blakely	167,500	85,000	—	29,000
Mayree C. Clark	167,500	85,000	—	24,750
John D. Durrett (e)	167,500	40,000	—	22,750
Kim S. Fennebresque	167,500	65,000	—	16,000
Franklin W. Hobbs	167,500	258,750	—	20,000
Marjorie Magner	167,500	60,000	—	19,250
John J. Stack (f)	167,500	105,000	165,000	24,750
Henry S. Miller	75,754	7,247	—	2,000
Gerald Greenwald	75,754	6,096	—	4,000

(c)	As noted above, stock awards granted to the non-employee directors are in the form of DSUs. Amounts in this column represent the aggregate grant date fair value of the DSU awards granted to the directors in 2012 and 2011. The grant date fair value of each DSU award granted to the directors in 2012 and 2011 is as follows:

Director name	Award	Grant Date	Grant date fair value of stock or unit awards ($)
Robert T. Blakely	DSU	3/31/2011	27,500
	DSU	6/30/2011	27,500
	DSU	10/1/2011	27,500
	DSU	12/31/2011	27,500
	DSU	3/31/2012	27,500
Mayree C. Clark	DSU	3/31/2011	27,500
	DSU	6/30/2011	27,500
	DSU	10/1/2011	27,500
	DSU	12/31/2011	27,500
	DSU	3/31/2012	27,500
John D. Durrett (e)	DSU	3/31/2011	2,411
	DSU	6/30/2011	27,500
	DSU	10/1/2011	27,500
	DSU	12/31/2011	27,500
	DSU	3/31/2012	27,500
Kim S. Fennebresque	DSU	3/31/2011	27,500
	DSU	6/30/2011	27,500
	DSU	10/1/2011	27,500
	DSU	12/31/2011	27,500
	DSU	3/31/2012	27,500
Franklin W. Hobbs	DSU	3/31/2011	58,750
	DSU	6/30/2011	58,750
	DSU	10/1/2011	58,750
	DSU	12/31/2011	58,750
	DSU	3/31/2012	58,750
Marjorie Magner	DSU	3/31/2011	27,500
	DSU	6/30/2011	27,500
	DSU	10/1/2011	27,500
	DSU	12/31/2011	27,500
	DSU	3/31/2012	27,500
John J. Stack (f)	DSU	3/31/2011	27,500
	DSU	6/30/2011	27,500
	DSU	10/1/2011	27,500
	DSU	12/31/2011	27,500
	DSU	3/31/2012	27,500

(d)	The following table sets forth the aggregate number of DSUs held by each non-employee director at December 31, 2012. Each DSU represents one phantom share of Ally.

Name	Number of DSUs (#)
Robert T. Blakely	15.0
Mayree C. Clark	15.0
John D. Durrett (e)	12.6
Kim S. Fennebresque	15.0
Franklin W. Hobbs	32.1
Marjorie Magner	15.0
John J. Stack (f)	15.0

(e)	Effective May 27, 2013, Mr. Durrett resigned from the Ally board of directors.

(f)	In connection with Ally’s annual shareholder meeting on April 25, 2013, Mr. Stack determined not to stand for re-election to the Ally board of directors.

Ally Financial Inc. 2011 Non-Employee Directors Equity Compensation Plan

We have adopted the Ally Financial Inc. 2011 Non-Employee Directors Equity Compensation Plan (the “2011 Directors Plan”), which allows us to grant restricted stock units to our non-employee directors. The purpose of the 2011 Directors Plan is to attract and retain the services of our experienced non-employee directors.

Plan Term. The 2011 Directors Plan expires after ten years, unless prior to that date the maximum number of our common shares available for issuance under the 2011 Directors Plan has been issued or our Board of Directors terminates the 2011 Directors Plan.

Authorized Shares. Subject to adjustment as described below,              shares of our common stock are available for awards to be granted under the 2011 Directors Plan.

Administration. Our CNG Committee (or other committee of our Board of Directors, as designated, or if no committee is designated, the Board of Directors) administers the 2011 Directors Plan and has authority to select individuals to whom awards are granted and interpret and administer the 2011 Directors Plan and any instrument or agreement relating to, or award made under, the 2011 Directors Plan.

Types of Awards. The 2011 Directors Plan provides for grants of stock options, DSUs and shares of our common stock.

Eligibility. Each member of our Board of Directors who is not our employee is eligible to receive awards under the 2011 Directors Plan.

Adjustments. If necessary to prevent diminution or enlargement of benefits or potential benefits under the 2011 Directors Plan, our CNG Committee (or other committee of our Board of Directors, as designated, or if no committee is designated, the Board of Directors) will adjust equitably the terms of any outstanding awards and the number of our common shares issuable under the 2011 Directors Plan to reflect any change in our common shares resulting from a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of our common shares or other securities or any other similar corporate transaction or event affecting our common shares.

Initial Award. Each director who is in office as of, and will continue in office following,                     , 2011 will receive a one-time award of DSUs (with each DSU representing a right to receive the value of one share of our common stock on the terms and conditions set forth in the 2011 Directors Plan and the applicable award agreement) equal to the quotient of (i) $110,000 divided by (ii) the fair market value of one share of our common stock on the date of such grant, with each fractional DSU rounded up to the nearest whole DSU. Each new director who joins our Board of Directors for the first time following                    , 2011 will also receive a one-time award of DSUs equal to the quotient of (i) $110,000 divided by (ii) the fair market value of one share of our common stock on the date of such grant, with each fractional DSU rounded up to the nearest whole DSU.

Annual Award. Beginning at our Annual Meeting of Shareholders in 2012 and at each Annual Meeting of Shareholders thereafter, each director who is to continue in service following such meeting will receive an award of DSUs equal to the quotient of (i) $110,000 divided by (ii) the fair market value of one share of our common stock on the date of such grant, with each fractional DSU rounded up to the nearest whole DSU. Each director who joins our Board of Director following the grant date of an annual award but prior to the date of our next Annual Meeting of Shareholders will receive a prorated annual award.

Vesting and Settlement. Each initial award, annual award and prorated award will vest and settle pursuant to the terms of the applicable award agreement.

Termination of Service and Change in Control. Except as otherwise provided in an award agreement, all unvested awards will be forfeited upon a participant’s termination of service other than death and disability, in which events all of the participant’s unvested awards will become nonforfeitable. In the event of a change in control (as defined in the 2011 Incentive Plan), all outstanding awards will vest and be immediately due and payable.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate the 2011 Directors Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our common shares are principally traded or by applicable law. Our CNG Committee (or other committee of our Board of Directors, as designated, or if no committee is designated, the Board of Directors) may also amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board or committee action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder’s consent.

CERTAIN STOCKHOLDER AGREEMENTS

Amended and Restated Governance Agreement

On May 21, 2009, Ally, FIM Holdings LLC (“FIM”), GM Finance Co. Holdings LLC (“GM HoldCo”) and Treasury entered into an amended and restated Governance Agreement in order to amend and restate certain understandings between the parties regarding the composition of Ally’s Board of Directors previously set forth in the Governance Agreement, dated as of January 16, 2009, as amended by Amendment No. 1 thereto, dated as of March 24, 2009, and by Amendment No. 2 thereto, dated as of May 21, 2009.

On December 30, 2010, 110,000,000 shares of Ally’s Series F-2 preferred stock held by Treasury was converted into common stock of Ally (the “MCP Conversion”).

Following the MCP Conversion, the Governance Agreement established the number of directors and the composition of the Board of Directors based upon the percentage of common stock held by Treasury. To the extent certain minimum common stock ownership percentages were met, the Governance Agreement provided Treasury and FIM with the right to designate a specified number of directors to the Board of Directors and for FIM and GM HoldCo to appoint non-voting observers to the Board of Directors.

The Governance Agreement terminates upon the earlier to occur of (i) when Treasury and the UST Trust collectively cease to hold at least 9.9% of Ally’s common stock and (ii) when any party to the Governance Agreement ceases to own any common stock of Ally (other than Treasury).

Registration Rights Agreement

Pursuant to a Registration Rights Agreement, which is included as Exhibit A to Ally’s Bylaws, Ally granted eligible holders registration rights with respect to certain securities of the Company.

For purposes of the Registration Rights Agreement, “registrable securities” consist of Ally’s common stock and all equity securities issued or otherwise distributed in respect of Ally’s common stock in a stock or other equity split or combination, or a stock or other equity dividend, or in connection with certain specified events, including a merger, conversion, recapitalization, reclassification or reorganization, in each case held by “eligible holders.” Eligible holders include holders of Common Membership Interests of GMAC LLC as of May 22, 2009 and holders that acquired registrable securities from such persons in transactions not consummated on a national securities exchange and not registered under the Securities Act.

Any particular registrable securities shall cease to be “registrable securities” for purposes of the Registration Rights Agreement when they have been distributed to the public through a registered offering, when they have otherwise been sold on a national securities exchange and when they have been repurchased by Ally or a subsidiary of Ally.

Shelf Registrations

The Registration Rights Agreement provides that, subject to certain limitations, at any time that Ally is eligible to use Form S-3, Ally will file a shelf registration statement covering all registrable securities and, if such shelf registration statement is not automatically effective, use commercially reasonable best efforts to cause the shelf registration statement to be declared effective. Once it is effective, Ally is required to use commercially reasonable best efforts to keep the shelf registration statement continuously effective and usable for resale of registrable securities until there are no registrable securities held by eligible holders or all registrable securities may be sold without restriction under Rule 144.

The Registration Rights Agreement provides that, subject to limitations described below, any holder with registrable securities registered pursuant to a shelf registration may effect an underwritten offering of its registrable securities after delivery of advance notice to the Company, provided that the Company is not required to facilitate an underwritten offering unless either registrable securities representing at least 2% of the then outstanding class of such registrable securities are proposed by the eligible holders to be included in such offering or the expected aggregate gross proceeds from such offering exceed $200 million. The other holders shall have the right to elect to include in such underwritten offering such portion of their registrable securities as they may request, subject to underwriter cutback provisions. The Registration Rights Agreement also provides that, after the effective date of a shelf registration date but before December 24, 2011, non-underwritten sales or distributions of registrable securities by a holder must not be in excess of the volume limitations of Rule 144.

Demand Registration Rights

So long as Ally does not have an effective shelf registration statement with respect to the registrable securities, any eligible holder may request registration of all or a portion of its registrable securities (a “Demand Registration”). Demand Registrations are limited to registration of an aggregate number of registrable securities representing at least 2% of the outstanding class of such registrable securities or registrable securities having a value of at least $200 million. Ally shall not be obligated to effectuate more than 3 Demand Registrations in any 12-month period or any non-underwritten offering for registrable securities that could otherwise be sold without restriction under Rule 144. Additionally, Ally may postpone for up to 90 days the filing or effectiveness of, or, if already effective, suspend a Demand Registration upon a good faith determination by the Board of Directors that the failure to do so would have a material adverse effect on certain proposed transactions. However, the Company may not delay a Demand Registration more than once in any 12-month period and only if holders of similar securities with registration rights have been subject to a similar limitation.

Piggyback Registration Rights

Provided that a shelf registration statement is not in effect at the time, any time Ally proposes to register equity securities under the Securities Act or proposes to undertake an underwritten offering of equity securities (each a “Piggyback Registration”), Ally must, subject to certain limitations, promptly notify all eligible holders of registrable securities of its intention to do so and must include, on the same terms and conditions, any registrable securities that are requested to be included by such eligible holders in writing.

Holdback Agreements

Ally may not effect any public sale or distribution of equity securities (1) during the 10-day period preceding and the 75-day period following the effective date of any underwritten Demand Registration or Piggyback Registration or (2) the period commencing on the date Ally is notified that an eligible holder intends to undertake an underwritten shelf offering and ending 75 days after commencement of such underwritten shelf offering, unless the managing underwriters agree to a shorter period.

If Ally has previously filed a registration statement with respect to registrable securities pursuant to a Demand Registration or a Piggyback Registration or if an underwritten shelf offering has commenced, Ally may not file or cause or permit to be effective any other registration of any of its equity securities until at least 60 days have elapsed from the relevant effective date or commencement date, as applicable.

The Registration Rights Agreement provides that until December 24, 2011, in connection with any underwritten shelf offering and underwritten demand registration, no eligible holder (excluding Treasury and the GM Trust) may effect any sale or distribution of any registrable securities of the Company, other securities of the Company, or of securities convertible into or exchangeable for other securities of the Company during the 10 days prior to, and during the period (established by the managing underwriters) beginning on, the closing date of the sale of such securities pursuant to an effective registration statement. Subject to the qualifications below, this holdback period shall not exceed 190 days in the case of this offering or 100 days in the case of other offerings. If Treasury’s participation in an offering (other than this offering) accounted for 90% or more of all registrable securities sold in the offering and any eligible holder’s participation was restricted as a result of the underwriter’s cutback described above, the holdback period for such eligible holder may not exceed 30 days.

Indemnification and Contribution

Under the Registration Rights Agreement, Ally agrees, subject to certain limitations, to indemnify each holder of registrable securities, its officers, directors, managers and partners, and each person controlling such holder against all losses, claims, actions, damages, liabilities and expenses in certain circumstances and to pay any expenses reasonably incurred in connection investigating, preparing or defending these; except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same.

Letter Agreement with Treasury

On February 17, 2011, Ally and Treasury entered into a letter agreement in connection with this offering which provides, among other things, that Ally will pay all underwriting discounts and commissions, transfer taxes and transaction fees, if any, applicable to the sale of the common stock and the fees and disbursement of counsel for the selling security holder incurred in connection with the sale.

Registration Rights Agreements with Treasury and Preferred Stockholders

Units

Pursuant to a Letter Agreement (including the Securities Purchase Agreement and the other documents incorporated by reference therein) with Treasury dated May 21, 2009, Ally agreed that, subject to certain limitations, it would prepare and file with the SEC a shelf registration statement covering all of the Units (since the Units are being issued in exchange for Series F-2 preferred stock held by Treasury) and to the extent the shelf registration statement was not declared effective or not automatically effective upon such filing, Ally would use its reasonable best efforts to cause such shelf registration statement to be declared effective and to keep such shelf registration statement continuously effective until such time as the Units (i) are sold pursuant to an effective registration statement, (ii) may be sold pursuant to Rule 144 without limitation thereunder on volume or manner of sale, (iii) have ceased to be outstanding or (iv) have been sold in a private transaction in which the transferor’s right under the agreement are not assigned to the transferee. Notwithstanding the foregoing, if Ally is not eligible to file a registration statement on Form S-3, then Ally is not obligated to file a shelf registration statement unless and until requested to do so in writing by Treasury.

The agreement provides that the holders of the Units may effect an underwritten offering of their Units; provided that Ally is not required to facilitate an underwritten offering unless the expected gross proceeds from such offering exceed $200 million.

Ally shall not be required to effect a registration or an underwritten offering of the Units if Ally has notified the holders of the Units that in the good faith judgment of the Board of Directors, it would be materially detrimental to Ally or its securityholders for such registration or underwritten offering to be effected at such time, Ally shall have the right to defer such registration for not more than 45 days. However, Ally may not delay a registration or underwritten offering more than three times in any 12-month period and more than 90 days in the aggregate in any 12-month period, and only if holders of similar securities with registration rights have been subject to a similar limitation.

If during any period when an effective shelf registration statement is not available, Ally proposes to register any of its equity securities, and the registration form to be filed may be used for the registration of the Units, Ally will promptly notify (but in no event less than 10 days prior to the anticipated filing date) the holders of Units of its intention to do so and, subject to certain limitations, will include any Units that are requested to be included by such holders in writing.

Series G Preferred Stock

On December 31, 2008, Ally and certain holders of the shares of Series G preferred stock entered into a registration rights agreement. Pursuant to the registration rights agreement, Ally has filed an effective shelf registration statement covering the Series G preferred stock and is required to use its commercially reasonable efforts to keep such shelf registration statement continuously effective for a year from the date such shelf registration statement is declared effective or such shorter period when all shares of the Series G preferred stock have been sold under the registration statement or when all shares of Series G preferred stock may be sold without restrictions under Rule 144. However, Ally may for a period of up to 60 days in any three-month period, not to exceed 90 days in any calendar year determine that the shelf registration statement is not usable under certain circumstances relating to corporate developments, public filings with the SEC and similar events, and suspend the use of the prospectus that is part of such shelf registration statement.

If Ally fails to keep the registration statement effective as required by the agreement, Ally will pay additional cumulative dividends of 0.25% per annum over the applicable dividend rate of the Series G preferred stock, until such failure is cured.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain relationships and related transactions are described below.

Relationship with General Motors

Products and Services Provided to GM

We provide various products and services to GM on terms comparable to those we provide to third parties. Except as described below, we currently expect to continue to provide these services to GM on an ongoing basis. These products and services include the following:

•

We provide wholesale and term-loan financing to dealerships that are either wholly owned by GM or in which GM has a controlling interest. The majority of these dealerships are located in the United States. At December 31, 2012, 2011, and 2010, finance receivables and loans to dealerships owned or majority-owned by GM totaled $260 million, $304 million and $301 million, respectively.

•

We provide operating leases to GM-affiliated entities for buildings with a net book value of $61 million, $59 million and $65 million at December 31, 2012, 2011 and 2010 respectively. The income statement effect of lease revenues was $8 million, $6 million and $2 million during the years ended December 31, 2012, 2011, and 2010, respectively.

•	The income statement effect for interest on notes receivable from GM was $7 million, $37 million and $9 million during the years ended December 31, 2012, 2011, and 2010, respectively.

•

We have other lease arrangements whereby we lease facilities to GM whereby we have advanced $3 million, $12 million and $21 million at December 31, 2012, 2011, and 2010, respectively. The income statement effect for leasing revenues under these arrangements was $1 million, $3 million and $3 million during the years ended December 31, 2012, 2011, and 2010, respectively.

•

In certain states, we provide insurance to GM for vehicle service contracts and for which we have recognized insurance premiums of $101 million, $122 million and $155 million for the years ended December 31, 2012, 2011, and 2010, respectively.

•

GM may elect to sponsor financing incentive programs for wholesale dealer financing, which is known as wholesale subvention. The income statement effect of wholesale subvention and service fees of $177 million, $163 million and $189 million for the years ended December 31, 2012, 2011, and 2010, respectively.

•

Under wholesale financing arrangements, we lend money to GM-franchised dealers to finance their vehicle inventory purchases from GM. We advance the loan proceeds directly to GM. Under an agreement with GM, the advances were made before the date the vehicles were expected to be delivered to the dealers. We earned $178 million of interest under the terms of this arrangement during the year ended December 31, 2010. At the end of 2010 GM terminated this advance payment arrangement.

•

We provide servicing for certain GM-owned U.S. operating lease assets distributed to GM on November 22, 2006. Servicing fees of $2 million were received for the year ended December 31, 2010 related to this arrangement.

Support Services Provided by GM

GM historically has provided a variety of support services for our business, and we reimburse GM for the costs of providing these services to us. In addition, GM supports us by reimbursing us for certain programs it has with its customers or for expenses we may experience due to their business operations. The services GM provides us, including reimbursement arrangements, include:

•

GM may elect to sponsor incentive programs (on both retail contracts and leases) by supporting financing rates below standard rates at which we purchase retail contracts. In addition, under residual support programs, GM may upwardly adjust residual values above the standard lease rates. The subvention related receivables were $172 million, $129 million and $200 million at December 31, 2012, 2011, and 2010, respectively.

•

GM provides lease residual value support as a marketing incentive to encourage consumers to lease vehicles. For certain specific contracts at termination of the lease, GM reimburses us to the extent the remarketing sales proceeds are less than the residual value set forth in the contract and no greater than our standard residual rates. To the extent remarketing sales proceeds are more than the contract residual at termination, we reimburse GM for its portion of the higher residual value. For the year ended December 31, 2012, the income from GM for residual support was $5 million. The expense from GM for residual support was $299 million and $82 million for the years ended December 31, 2011 and 2010, respectively.

•

GM provides financing rates below standard rates at which we purchase contracts (rate support). The revenue from GM for rate support was $629 million, $578 million and $674 million for the years ended December 31, 2012, 2011, and 2010, respectively.

•

GM sponsors lease pull-ahead programs whereby consumers are encouraged to terminate lease contracts early in conjunction with the acquisition of a new GM vehicle. Under these programs, GM waives all or a portion of the customer’s remaining payment obligations and compensates us for the waived payments, adjusted based on the remarketing results associated with the underlying vehicle. We reported net financing revenue from this compensation program of $0 million, $18 million and $15 million for the years ended December 31, 2012, 2011, and 2010, respectively.

•

GM reimburses us for certain selling expenses we may incur on certain vehicles sold by us at auction. The income statement effect for the reimbursements was $1 million, $9 million and $14 million at December 31, 2012, 2011, and 2010, respectively.

•

GM occasionally provides payment guarantees on certain commercial and dealer loans and receivables Ally has outstanding. The amount of commercial and dealer loans and receivables covered by a GM guarantee was $127 million, $127 million and $122 million at December 31, 2012, 2011, and 2010, respectively.

•

GM provides us certain other services and facilities services for which we reimburse them. The income statement effect for these services was $86 million, $110 million and $125 million at December 31, 2012, 2011, and 2010, respectively.

•

GM provides us certain marketing services for which we reimburse them. The income statement effect for these services was $5 million, $3 million and $5 million at December 31, 2012, 2011, and 2010, respectively.

•

We have accounts payable to GM that include wholesale settlement payments to GM and notes payable. The balance outstanding for accounts payable was $563 million, $262 million and $227 million for the years ended December 31, 2011, 2010, and 2009, respectively.

•	We paid interest on loans from GM of $4 million during the year ended December 31, 2010.

•

During 2010, Promark Global Advisors (formerly known as GMIMCo), an indirect wholly owned subsidiary of GM, provided asset management services to Ally with respect to the investment of assets at our Insurance operations. The fees paid to Promark Global Advisors for these services were based on the costs associated with managing those assets. With respect to the management of these insurance assets, we incurred expenses of $2 million for the year ended December 31, 2010. This relationship was terminated in August 2010.

Credit Arrangements and Other Amounts Due from or Owed to GM

•

We have provided wholesale financing to GM for vehicles in which GM retains title while the vehicles are consigned to Ally or dealers in the United Kingdom and Italy. The financing to GM remains outstanding until title is transferred to the dealers. The amount of financing provided to GM by Ally under this arrangement varies based on inventory levels. At December 31, 2012, 2011, and 2010, the amount of this financing outstanding was $11 million, $504 million and $446 million, respectively.

•

In various countries in Europe, we were party to a Rental Fleet Agreement in which we agreed to buy from the rental companies, on agreed terms reflecting fair value, all vehicles sold by GM to rental car companies that GM had become obligated to repurchase. The Rental Fleet Agreement provided for a true-up mechanism whereby GM was required to reimburse us to the extent the revenues we earned from the resale of the vehicles were less than the amount we paid the rental companies to purchase such vehicles. At December 31, 2012, 2011, and 2010 we had a receivable in the amount of $18 million, $13 million and $38 million, respectively, for providing this service.

•

We have certain financing arrangements with GM with outstanding receivables totaling $12 million for the year ended December 31, 2011. These receivables include certain of our borrowings related to various other arrangements.

Capital Contributions Received from GM

During 2012, 2011, and 2010, we did not receive any capital contributions from GM.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2013, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	the selling stockholder.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of March 31, 2013. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

The percentage of beneficial ownership for the following table is based on 1,330,970 shares of common stock outstanding as of March 31, 2013.

We provide various products and services to GM, receive support services from GM, and have certain financing arrangements with GM. For additional information on our relationship with GM, see the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Name and Address of Beneficial owner	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Number of Shares Subject to Over- allotment Option	Shares Beneficially Owned After Offering (1)		Percentage Beneficially Owned After Offering (1)
	Number	Percent			Without Over- allotment Option	With Over- allotment Option	Without Over- allotment Option	With Over- allotment Option
U.S. Department of Treasury (2) 1500 Pennsylvania Avenue Washington, D.C. 20220	981,971	73.78%

Persons affiliated with Cerberus Capital Management, L.P. c/o Cerberus Capital Management, L.P. 299 Park Avenue, 22nd Floor New York, New York 10171	115,434	8.67%

GMAC Common Equity Trust I (3) c/o Hillel Bennett Stroock & Stroock & Lavan 180 Maiden Lane New York, New York 10038-4982	132,280	9.94%

All directors and executive officers of Ally Financial Inc. 200 Renaissance Center, P.O. Box 200, Detroit, MI 48265-2000	0	0%

(1)	Beneficial ownership includes the shares of our common stock that will be issued pursuant to the conversion described under “Concurrent Transactions” assuming the common stock offering price is the midpoint of the price range set forth on the cover of this prospectus but not the shares of our common stock issuable upon settlement of the purchase contracts that are components of the Units being offered in the concurrent offering.

(2)	The following description of the selling stockholder was provided by Treasury: Treasury is the executive agency of the U.S. government responsible for promoting economic prosperity and ensuring the financial security of the United States. Treasury is responsible for a wide range of activities, such as advising the President of the United States on economic and financial issues, encouraging sustainable economic growth and fostering improved governance in financial institutions. Treasury operates and maintains systems that are critical to the nation’s financial infrastructure, such as the production of coin and currency, the disbursement of payments to the American public, revenue collection and the borrowing of funds necessary to run the federal government. Treasury works with other federal agencies, foreign governments and international financial institutions to encourage global economic growth, raise standards of living and, to the extent possible, predict and prevent economic and financial crises. Treasury also performs a critical and far-reaching role in enhancing national security by implementing economic sanctions against foreign threats to the United States, identifying and targeting the financial support networks of national security threats and improving the safeguards of our financial systems. In addition, under EESA, Treasury was given certain authority and facilities to restore the liquidity and stability of the financial system. See also the section of this prospectus entitled “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Treasury, the selling stockholder, is a federal agency, and your ability to bring a claim against it under the federal securities laws may be limited.”

(3)	On May 6, 2011, GM Finance Co. Holdings LLC (“GM”) transferred its holding of 4% of our outstanding common stock to GMAC Common Equity Trust I (“GM Trust”). As a result, GM Trust now holds 9.94% of our outstanding common stock. However, pursuant to the trust agreement of GM Trust, GM may cause the trustee to return all or any part of our common stock to GM, so long as GM’s directly held voting and total common equity interests remain below 10% of our outstanding common stock.

CONCURRENT TRANSACTIONS

Conversion and Exchange of Series F-2 Preferred Stock

Treasury currently holds 118,750,000 shares of our Series F-2 preferred stock having an aggregate liquidation amount of $5,937,500,000. In connection with this offering and the concurrent Units offering, Treasury intends (i) to convert 58,750,000 shares of Series F-2 preferred stock into shares of our common stock based on a conversion price equal to the common stock public offering price, and (ii) to exchange the remaining 60,000,000 shares of Series F-2 preferred stock having an aggregate liquidation amount of $3 billion, for a number of our Units having an aggregate stated amount of $3 billion.

The number of shares of common stock we will issue to Treasury in connection with the conversion will depend upon the common stock public offering price. The higher the common stock public offering price is, the fewer the number of shares of common stock Treasury will receive and the lower the common stock public offering price is, the greater the number of shares of common stock Treasury will receive. The following table sets forth the number of shares we will issue to Treasury in connection with the conversion for each common stock public offering price set forth below:

Public Offering Price	Number of Shares Issued to Treasury
$
$
$
$

In addition, we and Treasury intend to modify certain terms of the Series F-2 preferred stock so that Treasury will receive              additional shares of our common stock in connection with the offering.

The closing of each of the Units offering described below, this offering, the conversion and the exchange is conditioned upon the closing of each such other transaction.

Concurrent Units Offering

Treasury is offering in the concurrent Units offering a number of Units having an aggregate stated amount of $                    . Treasury has granted the underwriters of that offering the right to purchase up to              additional Units to cover over-allotments, if any, at the public offering price of the Units, less the underwriters’ discount for the Units, within 30 days from the date of the prospectus for the concurrent Units offering. Upon completion of the Units offering, Treasury will hold Units having an aggregate stated amount of $                     (or $                     if the underwriters for the Units offering exercise their over-allotment option in full). The Units that are retained by Treasury will be fungible with the Units being offered in the Units offering.

Each Unit has a stated amount of $                     and is composed of a prepaid stock purchase contract and a junior subordinated amortizing note due                     , 2016. Each amortizing note has an initial principal amount of $                     and a scheduled final installment payment date of                     , 2016.

On                     , 2016 (subject to postponement in certain limited circumstances), each purchase contract will automatically settle, unless settled earlier as described herein, and we will deliver a number of shares of our common stock based on the applicable market value of our common stock. The applicable market value is the average of the daily volume weighted average prices, or daily VWAPs, of our common stock on each of the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding                     , 2016.

On the mandatory settlement date, each purchase contract will settle, unless settled earlier, as follows (subject to adjustment):

•	if the applicable market value equals or exceeds the threshold appreciation price, which is $ , the holder of such purchase contract will receive shares of our common stock;

•

if the applicable market value is greater than $                      but less than the threshold appreciation price, the holder of such purchase contract will receive a number of shares of our common stock having a value, based on the applicable market value, equal to $                     ; and

•	if the applicable market value is less than or equal to $ , the holder of such purchase contract will receive shares of our common stock.

At any time prior to the close of business on the third scheduled trading day immediately preceding                     , 2016, a holder may settle a purchase contract early, and we will deliver                      shares of our common stock per purchase contract (subject to adjustment). In addition, if a “fundamental change” (as defined in the purchase contract agreement for the Units) occurs and a holder elects to settle its purchase contracts early in connection with such fundamental change, such holder will receive a number of shares of our common stock based on the fundamental change early settlement rate in accordance with the purchase contract agreement for the Units. We may elect to settle all, but not less than all, outstanding purchase contracts prior to                     , 2016 at the “early mandatory settlement rate” (as defined in the purchase contract agreement for the Units), upon a date fixed by us upon not less than 10 business days’ notice. Except for cash in lieu of fractional shares, the purchase contract holders will not receive any cash distributions under the purchase contracts.

The amortizing notes will pay holders equal quarterly cash installments of $                     per amortizing note, which in the aggregate will be equivalent to                     % per year with respect to each $                      stated amount of Units. Ally will have the right to defer installment payments at any time and from time to time under the circumstances, and subject to the conditions, set forth in the indenture for the amortizing notes, so long as such deferral period does not extend beyond                  , 2019. The amortizing notes will be our junior subordinated obligations, and will rank (i) junior both in liquidation and right of payment, to the extent set forth in our junior subordinated debt indenture, to all of our “Senior Indebtedness” (as defined in such indenture) and (ii) equally with all of our unsecured, junior subordinated indebtedness, whether currently existing or hereinafter created, other than junior subordinated indebtedness that is designated as junior to the amortizing notes. If we elect to settle the purchase contracts early, holders of Units will have the right to require us to repurchase their amortizing notes, except in certain limited circumstances.

Each Unit may be separated into its constituent purchase contract and amortizing note after the initial issuance date of the Units, and the separate components may be combined to create a Unit.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Certificate of Incorporation and Bylaws that will be in effect upon the consummation of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Certificate of Incorporation and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Upon the consummation of this offering, our Certificate of Incorporation will authorize us to issue              shares of capital stock, consisting of:

•	shares of common stock, par value $0.01 per share; and

•	394,792,092 shares of preferred stock, par value $0.01 per share of which:

•	160,870,560 are designated as Preferred Stock, Series A;

•	8,330 are designated as Preferred Stock, Series C;

•	2,576,601 are designated as Preferred Stock, Series E;

•	228,750,000 are designated as Preferred Stock, Series F-2;

•	2,576,601 are designated as Preferred Stock, Series G; and

•	are designated as Preferred Stock, Series H.

As of March 31, 2013, the following shares of capital stock were issued and outstanding:

•	1,330,970 shares of common stock;

•	40,870,560 shares of Series A preferred stock;

•	118,750,000 shares of Series F-2 preferred stock; and

•	2,576,601 shares of Series G preferred stock.

Upon consummation of this offering, no shares of our Series F-2 preferred stock will remain outstanding.

Common Stock

Common stock outstanding. As of March 31, 2013 there were 1,330,970 shares of common stock outstanding which were held of record by 180 stockholders. Further, we have reserved 690,414 of the remaining authorized but unissued shares of common stock for issuance in connection with any future conversion of Ally’s Series F-2 preferred stock. All outstanding shares of common stock are fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share, except as provided by law or as may otherwise be provided in a certificate of designations designating the rights, powers and preferences of any series of preferred stock.

Unless otherwise required by law, our Certificate of Incorporation or our Bylaws, all matters subject to a stockholder vote will be decided by the vote of the holders of at least a majority of the outstanding shares of stock entitled to vote on the matter and present at the meeting in which the vote occurs. The election of directors will be decided by a plurality of the votes cast by the holders of common stock outstanding.

Dividend rights. Subject to the preferences that may be applicable to any outstanding preferred stock, dividends on common stock will be paid if, as, and when declared by the Board. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the distribution rights of preferred stock, if any, then outstanding.

Other rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Description of Series A Preferred Stock

General

A total of 40,870,560 shares of the Series A preferred stock, liquidation amount $25 per share, are outstanding as of March 31, 2013. The Series A certificate of designations authorizes the issuance of up to a total of 160,870,560 shares of the Series A preferred stock. The Series A preferred stock have no maturity date. The holders of the Series A preferred stock are not entitled to preemptive rights, or to any similar rights.

Dividends

Holders of the Series A preferred stock are entitled to receive, when, as and if declared by the board of directors or a duly authorized committee of the board of directors, on each share of Series A preferred stock with respect to each dividend period, non-cumulative cash dividends at the fixed rate of 8.500% per annum on the liquidation amount from March 25, 2011 to but excluding May 15, 2016, quarterly in arrears, without accumulation of any undeclared dividends, commencing on May 15, 2011, and thereafter at a rate equal to Three-Month LIBOR plus 6.243%, quarterly in arrears, without accumulation of any undeclared dividends, commencing on May 15, 2016, in each case on the 15th day of February, May, August and November. Dividends payable on the Series A preferred stock on any dividend payment date will be payable to holders of record of such Series A preferred stock as they appear on Ally’s stock register at the close of business on the preceding February 1, May 1, August 1 or November 1, as the case may be, or on such other date, not more than seventy calendar days prior to the dividend payment date, as will be fixed by the board of directors or any duly authorized committee of the board of directors.

In the event that dividends payable on shares of Series A preferred stock with respect to a dividend period have not been paid in full on the dividend payment date, Ally will be prohibited, subject to certain exceptions, from (i) redeeming, purchasing or otherwise acquiring, directly or indirectly any Junior Stock (as defined below) or Parity Stock (as defined below), (ii) paying any dividends or making any distributions to any Junior Stock until such time as Ally has paid the dividends payable on shares of the Series A preferred stock with respect to a subsequent dividend period, and (iii) declaring or paying any dividend on any Parity Stock, except with respect to certain dividends payable solely in shares of Junior Stock or with respect to dividends declared on the Series A preferred stock such that the respective amounts of such dividends declared on the Series A preferred stock and each such other class or series of Parity Stock shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of the Series A preferred stock and such class or series of Parity Stock bear to each other.

“Junior Stock” means (i) our common stock, (ii) our Series C preferred stock, and (iii) each class or series of our stock established on or after June 30, 2009, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A preferred stock and the Parity Stock as to dividend rights or rights upon liquidation, winding-up or dissolution. We have no outstanding or authorized series of Junior Stock other than our common stock and Series C preferred stock.

“Parity Stock” means (i) each class or series of our preferred stock established after June 30, 2009, the terms of which expressly provide that such class or series will rank on a parity with the our Series E preferred stock, our Series F-2 preferred stock, our Series G preferred stock and the Series A preferred stock as to dividend rights and/or as to rights on our liquidation, dissolution or winding up (in each case without regard to whether dividends accrue cumulatively or non-cumulatively); (ii) the Series E preferred stock; (iii) the Series F-2 preferred stock; and (iv) the Series G preferred stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series A preferred stock will be entitled to receive for each share of Series A preferred stock held by such holder, out of assets or proceeds thereof (whether capital or surplus) available for distribution and subject to the rights of Ally’s creditors, before any distribution of such assets or proceeds is made or set aside for holders of Junior Stock or any other of our stock ranking junior to the Series A preferred stock as to such distribution, payment in full in an amount equal to the sum of the liquidation amount per share of Series A preferred stock and an amount equal to all declared, but unpaid dividends declared prior to the date of payment of such distribution.

Redemptions

We may not redeem the Series A preferred stock before May 15, 2016. Subject to (i) obtaining any required regulatory approvals, (ii) compliance with Ally’s replacement capital covenant agreement entered into for the benefit of certain of its debtholders on November 30, 2006 and (iii) any restrictions imposed by our other series of outstanding preferred stock, our outstanding debt or agreements with the United States Department of the Treasury, we may redeem all or any portion of the outstanding shares of Series A preferred stock on any dividend payment date on or after May 15, 2016. A redemption date must fall on a date that is also a dividend payment date.

The redemption price for each share of Series A preferred stock will be equal to the sum of (i) the liquidation amount and (ii) any accrued and unpaid dividends for the period from and including the dividend payment date immediately preceding the redemption date to but excluding the redemption date. Payments of the redemption price will be made in cash in immediately available funds.

No Conversion Rights

Holders of the Series A preferred stock have no rights to exchange or convert their shares for or into any of our other capital stock or any other securities.

Voting Rights

If and when dividends on any shares of Series A preferred stock or any Parity Stock having similar voting rights shall have not been declared and paid for the equivalent of six or more dividend periods, whether or not consecutive (“nonpayment”), the holders, voting together as a class with holders of any and all other series of such Parity Stock then outstanding, will be entitled to vote for the election of a total of two additional members of the board of directors, subject to certain limitations. Such voting rights will continue until the dividends on the shares of the Series A preferred stock and any such series of Parity Stock shall have been fully paid for at least four regular dividend periods following the nonpayment. The foregoing voting rights will be divested if and when dividends for at least four regular dividend periods following a nonpayment have been fully paid on the Series A preferred stock and any other class or series of Parity Stock. In such event, the term of office of each director so elected shall terminate and the number of directors on the board of directors shall automatically be decreased by two.

In addition, the vote or consent of the holders of at least two-thirds of the shares of the Series A preferred stock is required for Ally to do the following (i) to authorize or issue certain equity securities of Ally that rank senior to the Series A preferred stock with respect to dividends or upon a sale or liquidation of Ally, (ii) to amend, alter or repeal any provision of the terms of the Series A preferred stock contained in Ally’s Bylaws or Certificate of Incorporation, including the certificate of designations for the Series A preferred stock included therein, if such action would affect the Series A preferred stock in any manner materially adverse to the holders of the Series A preferred stock, or (iii) to the extent Ally has failed to pay dividends payable on shares of Series A preferred stock with respect to the immediately preceding dividend period, redeem, purchase or otherwise acquire, directly or indirectly, any Junior Stock or Parity Stock other than as permitted by the terms of the certificate of designations for the Series A preferred stock.

No Sinking Fund

The shares of Series A preferred stock do not have the benefit of any mandatory redemption, sinking fund or other similar provisions. Holders of the Series A preferred stock have no right to require redemption or repurchase of any shares of Series A preferred stock.

Description of Series G Preferred Stock

General

A total of 2,576,601 shares of the Series G preferred stock, liquidation amount $1,000 per share, are outstanding as of March 31, 2013, which constitutes all of the currently authorized shares pursuant to the Series G certificate of designations. The shares of Series G preferred stock have no maturity date. The holders of the Series G preferred stock are not entitled to preemptive rights, or to any similar rights.

Dividends

Holders of the Series G preferred stock are entitled to receive, if declared by the board of directors out of funds legally available for payment, cash dividends at a rate per annum of 7%, payable quarterly on February 15, May 15, August 15 and November 15 of each year.

Unless all accrued and unpaid dividends on the Series G preferred stock for all past dividend periods have been paid in full, we are not permitted to (i) make any Restricted Payments (as defined below); (ii) declare or pay any dividend or make any distribution of assets on any Parity Stock (as defined below), other than dividends or distributions in the form of shares of Parity Stock or Junior Stock (as defined below); or (iii) redeem, purchase or otherwise acquire any shares of Parity Stock, except upon conversion into or exchange for other Parity Stock or Junior Stock.

A “Restricted Payment” means (i) any dividend payment or distribution of assets on any share of Junior Stock, other than (1) distributions in the form of shares of Junior Stock and (2) certain tax distributions; (ii) any redemption, purchase or other acquisition of any shares of Junior Stock, other than upon conversion or exchange for other shares of Junior Stock, or (iii) any payment of monies, or making monies available, for a sinking fund for such Junior Stock.

“Junior Stock” means our common stock, our Series C preferred stock, and each class or series of our stock established on or after June 30, 2009, the terms of which stock do not expressly provide that such class or series ranks senior to or on a parity with the Series G preferred stock and the Parity Stock as to dividend rights or rights upon liquidation, winding-up or dissolution.

“Parity Stock” means (i) each class or series of our preferred stock established after June 30, 2009, the terms of which expressly provide that such class or series will rank on a parity with our Series A preferred stock, our Series F-2 preferred stock and our Series G preferred stock as to dividend rights and/or as to rights on our liquidation, dissolution or winding-up (in each case without regard to whether dividends accrue cumulatively or non-cumulatively); (ii) our Series A preferred stock; and (iii) our Series F-2 preferred stock.

In addition, whether or not all accrued and unpaid dividends on the Series G preferred stock for all past dividend periods have been paid in full, we may not make dividend payments on our common stock before January 1, 2014 and dividend payments may be made thereafter only if (1) our senior guaranteed notes issued on December 31, 2008 are rated investment grade and (2) the payment together with other dividend payments we made since December 31, 2008 is less than 25% of the excess of our cumulative consolidated net income from January 1, 2014 to the most recently ended fiscal quarter for which financial statements are available at the time of such dividend payment.

Liquidation Rights

In the event of any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, the holder of the Series G preferred stock shall be entitled to receive for each share of Series G preferred stock held by them, out of our assets or proceeds thereof (whether capital or surplus) available for distribution to our stockholders, subject to the rights of any of our creditors, before any distribution of such assets or proceeds is made to or set aside for the holders of our common stock and any of our other stock ranking junior to the Series G preferred stock as to such distribution, payment in full in an amount equal to the sum of (i) the liquidation amount and (ii) the amount of any accrued and unpaid dividends to the date of payment.

Redemptions

At our option and subject to any required regulatory approvals, we may redeem the Series G preferred stock, in whole or in part, at any time or from time to time, at a redemption price equal to the liquidation amount, plus the amount of any accrued and unpaid dividends thereon through the date of redemption.

Further, so long as any Series G preferred stock remains outstanding, if any shares of Parity Stock are redeemed, then shares of the Series G preferred stock shall also be redeemed on a pro rata basis based on the aggregate liquidation preference of the Series G preferred stock and such Parity Stock.

No Conversion Rights

Holders of the Series G preferred stock have no rights to exchange or convert their shares for or into any of our other capital stock or any other securities.

Voting Rights

The vote or consent of the holders of at least a majority of the outstanding shares of Series G preferred stock is necessary for any alteration, repeal or amendment, whether by merger, consolidation, combination, reclassification or otherwise, of any provisions of our certificate of incorporation or the certificate of designations if such action would amend, alter or affect the powers, preferences or rights of, or limitations relating to, the Series G preferred stock in any manner materially adverse to the holders of the Series G preferred stock, including, the creation of, increase in the authorized number of, or issuance of, any capital stock that ranks senior to the Series G preferred stock as to distribution rights or rights upon a sale of us or our liquidation, winding-up or dissolution.

No Sinking Fund

The Series G preferred stock do not have the benefit of any mandatory redemption, sinking fund or other similar provisions. Holders of Series G preferred stock have no right to require redemption or repurchase of any shares of Series G preferred stock.

Purchase Contracts

General

None of the purchase contracts that are components of the Units being offered concurrently with this offering were outstanding as of March 31, 2013. However, if this offering and the transactions described under “Concurrent Transactions” are successfully completed, a total of              purchase contracts (or              if the underwriters in the concurrent Units offering exercise their over-allotment option in full) will be outstanding, all of which will initially be components of Units.

Mandatory Settlement

On            , 2016 (subject to postponement in certain limited circumstances), each purchase contract will automatically settle, unless settled earlier as described below, and we will deliver a number of shares of our common stock based on the applicable market value of our common stock, as follows:

•

If the applicable market value is equal to or greater than the threshold appreciation price (as defined below), holders will receive              shares of common stock per purchase contract (the “minimum settlement rate”).

•

If the applicable market value is greater than $             (the “reference price”) but less than the threshold appreciation price, holders will receive a number of shares per purchase contract equal to $            , divided by the applicable market value.

•	If the applicable market value is less than or equal to the reference price, holders will receive shares of common stock per purchase contract (the “maximum settlement rate”).

Each of the maximum settlement rate and the minimum settlement rate is subject to customary adjustments.

The “applicable market value” means the average of the “daily VWAPs” (as defined below) of our common stock on each of the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding             , 2016.

The reference price will be the public offering price of our common stock in this offering.

The “threshold appreciation price” will be equal to $            , divided by the minimum settlement rate (rounded to the nearest $0.01). The threshold appreciation price, which is initially $            , represents an appreciation of approximately     % over the reference price.

No fractional shares of our common stock will be issued to holders upon settlement of purchase contracts. In lieu of fractional shares, holders will be entitled to receive a cash payment of equivalent value. Other than cash payments in lieu of fractional shares, the purchase contract holders will not receive any cash distributions under the purchase contracts.

Early Settlement at the Holder’s Election

At any time prior to the close of business on the third scheduled trading day immediately preceding             , 2016, a holder may settle any or all of its purchase contracts early, and we will deliver to such holder a number of shares of our common stock per purchase contract equal to the minimum settlement rate, which is subject to customary adjustments. That is, the market value of our common stock on the early settlement date will not affect the early settlement rate.

However, if a holder settles its purchase contracts early in connection with a “fundamental change” (as defined in the purchase contract agreement for the Units), such holder will receive a number of shares of our common stock based on the “fundamental change early settlement rate,” which will be based on the stock price in the fundamental change and the effective date of the fundamental change.

Each holder’s right to settle its purchase contracts prior to the close of business on the third scheduled trading day immediately preceding             , 2016 is subject to delivery of the purchase contracts.

Upon early settlement at a holder’s election of a purchase contract that is a component of a Unit (whether or not in connection with a fundamental change), the corresponding amortizing note will remain outstanding and registered in the name of the holder who elected to settle the related purchase contract early.

Early Mandatory Settlement at Our Option

We may elect to settle all, but not less than all, outstanding purchase contracts early at the “early mandatory settlement rate” (as defined below) upon a date fixed by us upon not less than 10 business days’ notice (the “early mandatory settlement date”).

The “early mandatory settlement rate” will be the maximum settlement rate, unless the daily VWAP of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately preceding the “notice date” (as defined in the purchase contract agreement for the Units) exceeds 130% of the threshold appreciation price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the fundamental change early settlement rate with the “effective date” for this purpose being deemed to be the early mandatory settlement date and the “stock price” for this purpose being deemed to be the average of the daily VWAPs of our common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the early mandatory settlement date.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in direct or indirect financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock (subject to certain exclusions).

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certain Provisions of our Certificate of Incorporation and Bylaws

Amendments to Our Certificate of Incorporation and Bylaws

The Board of Directors may change or repeal any provision contained in our Certificate of Incorporation and may insert additional provisions to the Certificate of Incorporation, subject to and in the manner prescribed by applicable law. Under Delaware law, the amendment of a corporation’s certificate of incorporation requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon. Under Delaware law, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would:

•	Increase or decrease the aggregate number of authorized shares of such class;

•	Increase or decrease the par value of the shares of such class; or

•	Alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class of our capital stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision.

The Board of Directors may change or repeal our Bylaws, or adopt additional bylaws. Common stockholders may change or repeal our Bylaws or adopt additional bylaws at any annual or special meeting of the common stockholders, in accordance with Delaware law.

Vacancies in the Board of Directors

Our Bylaws provide that any vacancy occurring in our Board of Directors created by reason of the death, removal, or resignation of a director, or by increase in the number of directors, may be filled by a majority of the remaining members of our Board of Directors then in office, even if such majority is less than a quorum. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal.

Special Meetings of Stockholders

Under our Bylaws, special meetings of stockholders may be called by the Board of Directors, the chief executive officer, or, subject to requirements and limitations set forth in our Bylaws, holders holding of record more than                      percent of our outstanding common stock.

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our Board of Directors, our Bylaws contain certain procedures that must be followed for the advance timing required for delivery of stockholder notice of such business and the information that such notice must contain.

The information that may be required in a stockholder notice includes general information regarding the stockholder, a description of the proposed business, and, with respect to nominations for the Board of Directors, certain specified information regarding the nominee(s). In addition to the information required in a stockholder notice described above, our Bylaws require a representation that the stockholder is a holder of our voting stock and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice.

Stockholder Action by Written Consent without a Meeting

Our Certificate of Incorporation provides that no action that is required or permitted to be taken by our stockholders at any annual or special meeting of stockholders may be taken by written consent of stockholders without a meeting.

Listing

The company has applied to list the common stock on the NYSE under the symbol “ALLY”.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is Computershare Limited.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends out of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide an Internal Revenue Service (“IRS”) Form W-8BEN certifying its entitlement to benefits under the treaty.

No amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a non-U.S. holder if the holder provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. holder that is a corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a United States real property holding corporation (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. The IRS has announced that regulations implementing this withholding tax will defer the withholding obligation until January 1, 2014 for payments of dividends on common stock of a U.S. issuer and until January 1, 2015 for gross proceeds from dispositions of common stock of a U.S. issuer. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             shares of common stock outstanding assuming (i) the exercise of the underwriters’ over-allotment option, (ii) that the public offering price of our common stock in this offering will be $             per share (the midpoint of the price range set forth on the cover of the prospectus) for purposes of calculating the number of shares we issue to Treasury in the conversion described under “Concurrent Transactions” and (iii) no exercise of any options and warrants outstanding as of March 31, 2013. Of these shares, the             shares, or             shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining             shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act.

In addition, at our request, the underwriters have reserved up to approximately 5% of the shares of common stock offered for sale pursuant to this prospectus for sale to some of our dealers in a directed shares program. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

Rule 144

In general, under Rule 144, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, which will equal              shares immediately after this offering; assuming no exercise of the underwriters’ over-allotment option; or the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted shares of our common stock for at least six months, may sell shares without complying with the volume limitation, manner of sale or notice provisions described above, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without complying with the abovementioned restrictions and the current public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning the date after this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of             shares of common stock and             shares of common stock issuable upon the conversion of preferred stock and Treasury, as the holder of the Units that are not being offered in the concurrent Units offering and as the holder of the shares of common stock issued upon settlement of such Units, will be entitled to various rights with respect to the registration of these securities under the Securities Act. Registration of these securities under the Securities Act would result in these securities becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for securities purchased by affiliates. See “Certain Stockholder Agreements—Registration Rights Agreement—Holdback Agreements” for the lockup provisions and exceptions to the lockup provisions under the Registration Rights Agreement.

Stock Options

As of March 31, 2013, options to purchase a total of             shares of common stock were outstanding.              of the shares subject to options are subject to lock-up agreements. An additional             shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our directors, executive officers and the holders of approximately             shares of our common stock have agreed, subject to limited exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Exchange Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise for a period of              days after the date of this prospectus, without the prior written consent of Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Barclays Capital Inc. See “Underwriting.” In addition, certain of our shareholders are subject to lock-up provisions under our Registration Rights Agreement. See “Certain Stockholder Agreements—Registration Rights Agreement—Holdback Agreements.”

UNDERWRITING

Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Barclays Capital Inc. are acting as joint global coordinators and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling stockholder has agreed to sell to that underwriter, the number of common shares (the “shares”) set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Total

We may add additional underwriters to the table above. Any such underwriters would be selected by us taking into account various criteria, including among other things their marketing and distribution capability, ownership and management diversity, and automotive finance industry expertise.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to the underwriters’ right to reject any order in whole or in part.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to         additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment in such shares. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, certain of our employees and the selling stockholder and our other stockholders have agreed that, subject to limited exceptions, for a period of              days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Barclays Capital Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Exchange Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Barclays Capital Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (1) during the last                      days of the                     -day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the                     -day restricted period, we announce that we will release earnings results during the                     -day period beginning on the last day of the                     -day restricted period, the restrictions described above shall continue to apply until the expiration of the                     -day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, certain of our shareholders are subject to lock-up provisions under our Registration Rights Agreement. See “Certain Stockholder Agreements—Registration Rights Agreement—Holdback Agreements.”

In addition, at our request, the underwriters have reserved up to approximately 5% of the shares of common stock offered for sale pursuant to this prospectus for sale to some of our dealers in a directed shares program. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to list our common shares on the NYSE under the symbol “ALLY.”

The following table shows the per share and total public offering price and proceeds to the selling stockholder and the underwriting discounts and commissions payable to the underwriters in connection with this offering. Ally has agreed to pay all underwriting discounts and commissions, transfer taxes and transaction fees, if any, applicable to the sale of the common stock and the fees and disbursement of counsel for the selling security holder incurred in connection with the sale. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price and proceeds to selling stockholder	$	$	$
Underwriting discounts and commissions	$	$	$

We estimate that our total expenses for this offering will be approximately $         million.

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, lending, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, currently perform, and may in the future perform, various financial advisory and investment banking services for us, for which they have received customary compensation and may provide such services and receive customary compensation in the future. Certain of the relationships involve transactions that are material to us or our affiliates and for which the underwriters and/or their respective affiliates have received significant fees. In addition, the underwriters and/or their affiliates serve as agents and lenders under certain of our existing credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has also represented and agreed that:

(a)	(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the FSMA by the issuer;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

VALIDITY OF COMMON STOCK

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and by Cahill Gordon & Reindel LLP, New York, New York, for the underwriters.

EXPERTS

The consolidated financial statements of Ally, as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in this preliminary prospectus, and the effectiveness of Ally’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included herein. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

We file annual, quarterly, current reports, and other information with the SEC. The information we file with the SEC is not part of this prospectus or the registration statement of which this prospectus is a part. Our filings with the SEC, including a copy of the registration statement and the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Condensed Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended March 31,
($ in millions)	2013	2012
Financing revenue and other interest income
Interest and fees on finance receivables and loans	$1,135	$1,093
Interest on loans held-for-sale	16	31
Interest on trading assets	—	9
Interest and dividends on available-for-sale investment securities	68	74
Interest-bearing cash	3	2
Operating leases	734	507

Total financing revenue and other interest income	1,956	1,716
Interest expense
Interest on deposits	164	163
Interest on short-term borrowings	16	17
Interest on long-term debt	701	880

Total interest expense	881	1,060
Depreciation expense on operating lease assets	435	305

Net financing revenue	640	351
Other revenue
Servicing fees	82	122
Servicing asset valuation and hedge activities, net	(201)	(106)

Total servicing income, net	(119)	16
Insurance premiums and service revenue earned	259	270
Gain on mortgage and automotive loans, net	38	20
Other gain on investments, net	51	89
Other income, net of losses	157	210

Total other revenue	386	605
Total net revenue	1,026	956
Provision for loan losses	131	98
Noninterest expense
Compensation and benefits expense	285	303
Insurance losses and loss adjustment expenses	115	98
Other operating expenses	558	454

Total noninterest expense	958	855
(Loss) income from continuing operations before income tax expense	(63)	3
Income tax (benefit) expense from continuing operations	(123)	1

Net income from continuing operations	60	2
Income from discontinued operations, net of tax	1,033	308

Net income	1,093	310
Other comprehensive (loss) income, net of tax	(317)	187

Comprehensive income	$776	$497

Statement continues on the next page.

The Notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

Condensed Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended March 31,
($ in millions except per share data)	2013	2012
Net income attributable to common shareholders
Net income from continuing operations	$60	$2
Preferred stock dividends — U.S. Department of Treasury	(133)	(134)
Preferred stock dividends	(67)	(67)

Net loss from continuing operations attributable to common shareholders	(140)	(199)

Income from discontinued operations, net of tax	1,033	308

Net income attributable to common shareholders	$893	$109

Basic weighted-average common shares outstanding	1,330,970	1,330,970

Diluted weighted-average common shares outstanding (a)	1,330,970	1,330,970

Basic earnings per common share
Net loss from continuing operations	$(105)	$(149)
Income from discontinued operations, net of tax	776	231

Net income	$671	$82

Diluted earnings per common share (a)
Net loss from continuing operations	$(105)	$(149)
Income from discontinued operations, net of tax	776	231

Net income	$671	$82

(a)	Due to the antidilutive effect of converting the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares and the net loss from continuing operations attributable to common shareholders for the three months ended March 31, 2013 and 2012, loss from continuing operations attributable to common shareholders and basic weighted-average common shares outstanding were used to calculate basic and diluted earnings per share.

The Notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

Condensed Consolidated Balance Sheet (unaudited)

($ in millions)	March 31, 2013	December 31, 2012
Assets
Cash and cash equivalents
Noninterest-bearing	$1,043	$1,073
Interest-bearing	6,394	6,440

Total cash and cash equivalents	7,437	7,513
Investment securities	15,752	14,178
Loans held-for-sale, net ($701 and $2,490 fair value-elected)	718	2,576
Finance receivables and loans, net
Finance receivables and loans, net	99,123	99,055
Allowance for loan losses	(1,197)	(1,170)

Total finance receivables and loans, net	97,926	97,885
Investment in operating leases, net	14,828	13,550
Mortgage servicing rights	917	952
Premiums receivable and other insurance assets	1,608	1,609
Other assets	7,950	11,908
Assets of operations held-for-sale	19,063	32,176

Total assets	$166,199	$182,347

Liabilities
Deposit liabilities
Noninterest-bearing	$844	$1,977
Interest-bearing	49,482	45,938

Total deposit liabilities	50,326	47,915
Short-term borrowings	7,618	7,461
Long-term debt	67,621	74,561
Interest payable	972	932
Unearned insurance premiums and service revenue	2,286	2,296
Accrued expenses and other liabilities	3,669	6,585
Liabilities of operations held-for-sale	13,233	22,699

Total liabilities	145,725	162,449
Equity
Common stock and paid-in capital	19,668	19,668
Mandatorily convertible preferred stock held by U.S. Department of Treasury	5,685	5,685
Preferred stock	1,255	1,255
Accumulated deficit	(6,128)	(7,021)
Accumulated other comprehensive (loss) income	(6)	311

Total equity	20,474	19,898

Total liabilities and equity	$166,199	$182,347

The Notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

Condensed Consolidated Balance Sheet (unaudited)

The assets of consolidated variable interest entities, presented based upon the legal transfer of the underlying assets in order to reflect legal ownership, that can be used only to settle obligations of the consolidated variable interest entities and the liabilities of these entities for which creditors (or beneficial interest holders) do not have recourse to our general credit were as follows.

($ in millions)	March 31, 2013	December 31, 2012
Assets
Finance receivables and loans, net
Finance receivables and loans, net	$30,181	$31,510
Allowance for loan losses	(152)	(144)

Total finance receivables and loans, net	30,029	31,366
Investment in operating leases, net	5,276	6,060
Other assets	2,211	2,868
Assets of operations held-for-sale	7,835	12,139

Total assets	$45,351	$52,433

Liabilities
Short-term borrowings	$400	$400
Long-term debt	25,757	26,461
Interest payable	—	1
Accrued expenses and other liabilities	21	16
Liabilities of operations held-for-sale	5,762	9,686

Total liabilities	$31,940	$36,564

The Notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

Condensed Consolidated Statement of Changes in Equity (unaudited)

($ in millions)	Common stock and paid-in capital	Mandatorily convertible preferred stock held by U.S. Department of Treasury	Preferred stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at January 1, 2012	$19,668	$5,685	$1,255	$(7,415)	$87	$19,280
Net income				310		310
Preferred stock dividends — U.S. Department of Treasury				(134)		(134)
Preferred stock dividends				(67)		(67)
Other comprehensive income					187	187

Balance at March, 2012	$19,668	$5,685	$1,255	$(7,306)	$274	$19,576

Balance at January 1, 2013	$19,668	$5,685	$1,255	$(7,021)	$311	$19,898
Net income				1,093		1,093
Preferred stock dividends — U.S. Department of Treasury				(133)		(133)
Preferred stock dividends				(67)		(67)
Other comprehensive loss					(317)	(317)

Balance at March 31, 2013	$19,668	$5,685	$1,255	$(6,128)	$(6)	$20,474

The Notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

Condensed Consolidated Statement of Cash Flows (unaudited)

Three months ended March 31, ($ in millions)	2013	2012
Operating activities
Net income	$1,093	$310
Reconciliation of net income to net cash provided by operating activities
Depreciation and amortization	657	568
Changes in fair value of mortgage servicing rights	90	(1)
Provision for loan losses	158	140
Gain on sale of loans, net	(38)	(131)
Net gain on investment securities	(53)	(96)
Originations and purchases of loans held-for-sale	(5,759)	(9,626)
Proceeds from sales and repayments of loans held-for-sale	7,481	11,111
Gain on sale of subsidiaries, net	(888)	—
Net change in
Trading assets	—	(268)
Deferred income taxes	(116)	(31)
Interest payable	44	86
Other assets	1,329	755
Other liabilities	(1,259)	(865)
Other, net	(485)	190

Net cash provided by operating activities	2,254	2,142

Investing activities
Purchases of available-for-sale securities	(4,626)	(3,172)
Proceeds from sales of available-for-sale securities	1,543	2,940
Proceeds from maturities and repayment of available-for-sale securities	1,604	1,222
Net increase in finance receivables and loans	(42)	(4,409)
Purchases of operating lease assets	(2,352)	(1,468)
Disposals of operating lease assets	641	465
Proceeds from sale of business units, net (a)	2,829	29
Net change in restricted cash	1,067	280
Other, net	41	43

Net cash provided by (used in) investing activities	705	(4,070)

Statement continues on the next page.

The Notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

Condensed Consolidated Statement of Cash Flows (unaudited)

Three months ended March 31, ($ in millions)	2013	2012
Financing activities
Net change in short-term borrowings	518	(546)
Net increase in deposits	2,360	2,089
Proceeds from issuance of long-term debt	4,253	10,749
Repayments of long-term debt	(11,445)	(10,024)
Dividends paid	(200)	(200)

Net cash (used in) provided by financing activities	(4,514)	2,068
Effect of exchange-rate changes on cash and cash equivalents	67	(141)

Net decrease in cash and cash equivalents	(1,488)	(1)
Adjustment for change in cash and cash equivalents of operations held-for-sale (a) (b)	1,412	45
Cash and cash equivalents at beginning of year	7,513	13,035

Cash and cash equivalents at March 31,	$7,437	$13,079

Supplemental disclosures
Cash paid for
Interest	$1,026	$1,218
Income taxes	37	178
Other disclosures
Proceeds from sales and repayments of mortgage loans held-for-investment originally designated as held-for-sale	10	63

(a)	The amounts are net of cash and cash equivalents of $905 million at March 31, 2013 and $64 million at March 31, 2012 of business units at the time of disposition.

(b)	Cash flows of discontinued operations are reflected within operating, investing, and financing activities in the Condensed Consolidated Statement of Cash Flows. The cash balance of these operations is reported as assets of operations held-for-sale on the Condensed Consolidated Balance Sheet.

The Notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

1. Description of Business, Basis of Presentation, and Changes in Significant Accounting Policies

Ally Financial Inc. (formerly GMAC Inc. and referred to herein as Ally, we, our, or us) is a leading, independent, diversified, financial services firm. Founded in 1919, we are a leading automotive financial services company with over 90 years experience providing a broad array of financial products and services to automotive dealers and their customers. We became a bank holding company on December 24, 2008, under the Bank Holding Company Act of 1956, as amended. Our banking subsidiary, Ally Bank, is an indirect wholly owned subsidiary of Ally Financial Inc. and a leading franchise in the growing direct (internet, telephone, mobile, and mail) banking market.

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and that affect income and expenses during the reporting period. In developing the estimates and assumptions, management uses all available evidence; however, actual results could differ because of uncertainties associated with estimating the amounts, timing, and likelihood of possible outcomes.

The Condensed Consolidated Financial Statements at March 31, 2013, and for the three months ended March 31, 2013, and 2012, are unaudited but reflect all adjustments that are, in management’s opinion, necessary for the fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements (and the related notes) for the year ended December 31, 2012.

Residential Capital, LLC

On May 14, 2012 (the Petition Date), Residential Capital, LLC (ResCap) and certain of its wholly owned direct and indirect subsidiaries (collectively, the Debtors) filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). In connection with the filings, Ally Financial Inc. and its direct and indirect subsidiaries and affiliates (excluding the Debtors) (collectively, AFI) had reached an agreement with the Debtors and certain creditor constituencies on a prearranged Chapter 11 plan (the Plan). The Plan included a proposed settlement (the Settlement) between AFI and the Debtors, which included, among other things, an obligation of AFI to make a $750 million cash contribution to the Debtor’s estate, and a release of all existing or potential causes of action between AFI and the Debtors, as well as a release of all existing or potential ResCap-related causes of action against AFI held by third parties.

The Settlement contemplated certain milestone requirements that the Debtors failed to satisfy, including the Bankruptcy Court’s confirmation of the Plan on or before October 31, 2012. While the failure to meet this October 31 milestone would have resulted in the Settlement’s automatic termination, AFI and the Debtors agreed to monthly temporary waivers of this automatic termination through February 28, 2013. This waiver was not extended beyond this date, and therefore the Settlement has terminated.

On November 21, 2012, the Bankruptcy Court entered orders approving the sale of the Debtors’ (i) mortgage servicing platform (the Platform Sale) to Ocwen Loan Servicing, LLC and Walter Investment Management Corp.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

and (ii) “whole-loan” portfolio (the Whole-Loan Sale) to Berkshire Hathaway Inc. under section 363 of the Bankruptcy Code, and not as part of the Plan as originally contemplated. The Whole-Loan Sale closed on February 5, 2013, and the Platform Sale closed on February 15, 2013.

As of the Petition Date, two separate groups of institutional investors in residential mortgage-backed securities (RMBS Investors) issued by ResCap’s affiliates and holding more than 25 percent of at least one class in each of 290 securitizations agreed to settle alleged representation and warranty claims against the Debtors’ estates in exchange for a total $8.7 billion allowed claim in the Debtors’ bankruptcy cases, subject to the applicable securitization trustees’ acceptance of the terms of the settlements (the RMBS Settlements). The RMBS Investors also signed separate plan support agreements (PSAs) with the Debtors and AFI in support of the Plan at the time of entering into the RMBS Settlements. To date, RMBS Investors holding more than 25 percent of at least one class in each of 336 securitizations have agreed to the RMBS Settlements. These 336 securitizations have an aggregate original principal balance of approximately $189 billion (out of a total of 392 outstanding securitizations with an original principal balance of $221 billion). The RMBS Settlements are subject to Bankruptcy Court approval, and the Bankruptcy Court has scheduled a hearing to consider such approval beginning on May 28, 2013. The PSAs are not part of this scheduled Bankruptcy Court hearing. A number of creditors have raised objections to the RMBS Settlements, but the trustees representing the 336 securitization trusts and AFI have filed statements in support of the Debtors’ motion to approve the RMBS Settlements. Separately, the Debtors have failed to meet several Plan milestones in their bankruptcy cases, each of which has given the RMBS Investors the right to terminate the PSAs upon three business days advance written notice to the Debtors and AFI. On April 18, 2013, one of the two groups of RMBS Investors represented by Talcott Franklin P.C. sent the Debtors and AFI a notice of termination of its PSA. The other group of RMBS Investors represented by Gibbs and Bruns LLP has not given the Debtors and AFI such a notice to date, but have the right to do so at any time. If the RMBS Settlements were not approved or the RMBS Investors were to decide not to support any proposed plan, it could adversely impact the likelihood that any plan is approved by the Bankruptcy Court. AFI continues to support the RMBS Settlements at this time.

On June 4, 2012, Berkshire Hathaway Inc. filed a motion in the Bankruptcy Court for the appointment of an independent examiner to investigate, among other things, certain of the Debtors’ transactions with AFI occurring prior to the Petition Date, any claims the Debtors may hold against AFI’s officers and directors, and any claims the Debtors proposed to release under the Plan. On June 20, 2012, the Bankruptcy Court approved the appointment of an examiner and, subsequently, the United States Trustee for the Southern District of New York appointed former bankruptcy judge Arthur J. Gonzalez, Esq. as the examiner (the Examiner). On July 27, 2012, the Bankruptcy Court entered an order approving the scope of the Examiner’s investigation. The investigation includes, among other things: (a) all material pre-petition transactions between or among the Debtors and AFI, Cerberus Capital Management, L.P. and its subsidiaries and affiliates, and/or Ally Bank; (b) certain post-petition negotiations and transactions with the Debtors, including with respect to plan sponsor, plan support, and settlement agreements, the debtor-in-possession financing with AFI, the stalking horse asset purchase agreement with AFI, and the servicing agreement with Ally Bank; (c) all state and federal law claims or causes of action the Debtors proposed to release as part of the Plan; and (d) the release of all existing or potential ResCap-related causes of action against AFI held by third parties. In the Examiner’s original work plan, the Examiner estimated that his investigation and related report would be completed six months from approximately August 6, 2012. However, on February 7, 2013 the Examiner informed the Bankruptcy Court in the third supplement to the work plan that the investigation and related report will not be completed until early May 2013.

On December 26, 2012, the Bankruptcy Court, in an effort to facilitate plan negotiations, entered an order appointing bankruptcy judge James M. Peck, Esq. as mediator (the Mediator) through and until February 28, 2013, to assist the parties in resolving certain issues relating to the formulation and confirmation of the Plan. On

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

March 5, 2013, the Bankruptcy Court entered an order extending the Mediator’s term to and including May 31, 2013, unless the Mediator declares in a written order on an earlier date that the mediation is at an impasse and should be terminated. AFI, the Debtors, the official committee of unsecured creditors appointed in the Debtors’ bankruptcy cases (the Creditors’ Committee) and certain other creditor constituencies are engaging in ongoing mediation sessions under a Bankruptcy Court order of confidentiality. Given the inherent uncertainty of the bankruptcy process, it is reasonably possible that a settlement could be reached that results in a payment substantially higher than the current $750 million estimate, or that no settlement is reached at all. The ultimate outcome of these settlement discussions will be affected by various factors, including, among others, the highly complex nature of the bankruptcy process, competing interests of various parties, disparate creditor priorities, the uncertainty of obtaining certain non-financial terms being sought, competing jurisdictional claims, uncertain residual estate property value, and the timing and unknown conclusions of the independent examiner’s investigation.

On February 26, 2013, the Debtors and the Creditors’ Committee entered into an agreement, the terms of which provided that, among other things, the Creditors’ Committee would support extending the Debtors’ exclusive period to file a Chapter 11 plan through and until April 30, 2013, the Debtors would consent to any motion filed by the Creditors’ Committee after April 30, 2013 seeking standing to bring estate causes of action against AFI and the Debtors would allow the Settlement to automatically expire on February 28, 2013.

Thereafter, on March 5, 2013, the Bankruptcy Court entered an order extending the Debtors’ exclusive period to file a Chapter 11 plan through and until April 30, 2013. On April 15, 2013, the Bankruptcy court entered an order further extending the Debtors’ exclusive period to file a Chapter 11 plan through and until May 7, 2013.

On April 11, 2013, the Creditors’ Committee filed a motion seeking standing to assert claims against AFI on behalf of the Debtors’ estates. In its motion, the Creditors’ Committee alleged, among other things, that AFI stripped the Debtors of valuable assets and exercised domination, control and abuse of the Debtors. The Creditors’ Committee’s claims against AFI include veil-piercing, fraudulent conveyance, indemnification, preferential transfer, and equitable subordination. The Creditors’ Committee asserted that AFI may be liable for billions of dollars on account of these claims. AFI believes that these claims have no merit and is fully prepared to litigate these claims to final resolution. The Bankruptcy Court has scheduled a hearing for May 7, 2013 to consider the Creditors’ Committee’s motion for standing.

On February 27, 2013, the Debtors filed a motion with the Bankruptcy Court seeking, for purposes of any proposed Chapter 11 plan, that GMAC Mortgage’s obligation to conduct and pay for independent file review regarding certain residential foreclosure actions and foreclosure sales prosecuted by GMAC Mortgage and its subsidiaries, as required under the Consent Order, be classified as a general unsecured claim in an amount to be determined, and that the automatic stay under the Bankruptcy Code be applied to prevent the FRB, the FDIC, and other governmental entities from taking any action to enforce the obligation against the Debtors (the Foreclosure Review Motion). The Bankruptcy Court is expected to issue a written opinion on the relief sought in the Foreclosure Review Motion in the near future. If the Bankruptcy Court approves the Foreclosure Review Motion, such governmental entities are likely to seek to enforce the obligation against AFI, and any such obligations ultimately borne by AFI could be material.

We are currently named as defendants in various lawsuits relating to ResCap mortgage-backed securities and certain other mortgage-related matters (the Mortgage Cases), which are described in more detail in Note 26. We had previously disclosed that several of the Mortgage Cases were subject to orders entered by the Bankruptcy Court staying the matters through April 30, 2013 in connection with the Debtors bankruptcy. On May 1, 2013, all stay orders applicable to the Ally non-Debtor defendants with respect to the Mortgage Cases expired. As a result, all of the Mortgage Cases are proceeding against us.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

As a result of the termination of the Settlement, AFI is no longer obligated to make the $750 million cash contribution and neither party is bound by the Settlement. Further, AFI is not entitled to receive any releases from either the Debtors or any third party claimants, as was contemplated under the Plan and Settlement. However, AFI has not withdrawn its offer to provide a $750 million cash contribution to the Debtors’ estate if an acceptable settlement can be reached. As a result of the termination of the Settlement, substantial claims could be brought against us, which could have a material adverse impact on our results of operations, financial position or cash flows. We would have strong legal and factual defenses with respect to any such claims, and would vigorously defend them.

As a result of the bankruptcy filing, effective May 14, 2012, we deconsolidated ResCap from our financial statements. During the first quarter of 2013, we discontinued performing certain mortgage activities, which were required as part of the bankruptcy process until the sale of certain assets occurred. As a result of us discontinuing these certain mortgage activities, the operations of ResCap were classified as discontinued.

Based on our assessment of the effect of the deconsolidation of ResCap, obligations under the Plan, and other impacts related to the Chapter 11 filing, we recorded a charge of $1.2 billion during 2012, within our (loss) income from discontinued operations, net of tax. This charge primarily consists of the impairment of Ally’s $442 million equity investment in ResCap and the $750 million cash contribution to be made by us to the Debtors’ estate described above. As of March 31, 2013, we have $1.1 billion of financing due from ResCap, which is classified as Finance Receivables and Loans, net on our Condensed Consolidated Balance Sheet. We maintain no allowance or impairment against these receivables because management considers them to be fully collectible. At March 31, 2013, our hedging arrangements with ResCap were fully collateralized. Because of the uncertain nature of the bankruptcy proceedings, we cannot predict the ultimate financial impact to Ally. Refer to Note 26 for additional information regarding these bankruptcy proceedings.

Significant Accounting Policies

Income Taxes

In calculating the provision for interim income taxes, in accordance with Accounting Standards Codification 740, Income Taxes, we apply an estimated annual effective tax rate to year-to-date ordinary income. At the end of each interim period, we estimate the effective tax rate expected to be applicable for the full fiscal year. We exclude and record discretely the tax effect of unusual or infrequently occurring items, including, for example, changes in judgment about valuation allowances and effects of changes in tax law or rates. The provision for income taxes in tax jurisdictions with a projected full year or year-to-date loss for which a tax benefit cannot be realized is estimated using tax rates specific to that jurisdiction.

Refer to Note 1 to the Consolidated Financial Statements regarding additional significant accounting policies.

Recently Adopted Accounting Standards

Balance Sheet — Disclosures about Offsetting Assets and Liabilities (ASU 2011-11 and ASU 2013-01)

As of January 1, 2013, we adopted Accounting Standards Update (ASU) 2011-11, which amends ASC 210, Balance Sheet. This ASU contains new disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. In addition, we adopted ASU 2013-01, which simply clarified the scope of ASU 2011-11. The new disclosures will give

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

financial statement users information about both gross and net exposures. ASU 2011-11 and ASU 2013-01 were required to be applied retrospectively. Since the guidance relates only to disclosure of information, the adoption did not have an impact to our consolidated financial condition or results of operations.

Comprehensive Income — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02)

As of January 1, 2013, we adopted ASU 2013-02, which amends ASC 220, Comprehensive Income. The ASU contains new requirements related to the presentation and disclosure of items that are reclassified out of accumulated other comprehensive income. The new requirements provide financial statement users a more comprehensive view of items that are reclassified out of accumulated other comprehensive income. ASU 2013-02 was required to be applied prospectively. Since the guidance relates only to presentation and disclosure of information, the adoption did not have an impact to our consolidated financial condition or results of operations.

Recently Issued Accounting Standards

Liabilities — Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (ASU 2013-04)

In February 2013, the Financial Accounting Standards Board issued ASU 2013-04. This ASU requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. It further requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. ASU 2013-04 will be effective for us on January 1, 2014, with retrospective application required. The adoption of this guidance is not expected to have a material effect on our consolidated financial condition or results of operations.

Foreign Currency Matters — Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (ASU 2013-05)

In March 2013, the Financial Accounting Standards Board issued ASU 2013-05. This ASU requires a reporting entity that ceases to have a controlling financial interest, in a subsidiary or group of assets or a business, within a foreign entity to release any related Cumulative Translation Adjustment (CTA) into net income. The CTA should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For an equity method investment that is a foreign entity, a pro rata portion of the CTA should be released into net income upon a partial sale of such an investment. This ASU clarifies that the sale of an investment in a foreign entity includes both events that result in the loss of a controlling financial interest in a foreign entity, irrespective of any retained investment, and events that result in step acquisition under which an acquirer obtains control of an acquiree in which it held an equity interest immediately before the acquisition date. Under these circumstances, the CTA should be released into net income upon their occurrence. ASU 2013-04 will be effective for us prospectively on January 1, 2014. Management is currently assessing the potential impact of the application of this guidance. However, since the guidance is prospective and we are in the process of exiting most of our international operations, it is not expected to have a material effect on our consolidated financial condition or results of operations.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

2. Discontinued and Held-for-sale Operations

Discontinued Operations

We classify operations as discontinued when operations and cash flows will be eliminated from our ongoing operations and we do not expect to retain any significant continuing involvement in their operations after the respective sale transactions. For all periods presented, all of the operating results for these discontinued operations have been removed from continuing operations and presented separately as discontinued operations, net of tax, in the Condensed Consolidated Statement of Comprehensive Income. The Notes to the Condensed Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.

Select Mortgage Operations

During the first quarter of 2013, the operations of ResCap were classified as discontinued. During the second quarter of 2012, we sold the Canadian mortgage operations of ResMor Trust.

Select Insurance Operations

During the fourth quarter of 2012, we committed to sell our Mexican insurance business, ABA Seguros, to the ACE Group. We expect to complete the ABA Seguros sale during the second quarter of 2013. During the first quarter of 2013, we sold our U.K.-based operations to a wholly owned subsidiary of AmTrust Financial Services, Inc.

Select Automotive Finance Operations

During the fourth quarter of 2012, we committed to sell our automotive finance operations in Europe and Latin America to General Motors Financial Company, Inc. (GM Financial). On the same date, we entered into an agreement with GM Financial to acquire our 40% interest in a motor vehicle finance joint venture in China. On April 1, 2013, we completed the sale of the majority of our operations in Europe and Latin America to GM Financial. The transaction included European operations in Germany, the United Kingdom, Italy, Sweden, Switzerland, Austria, Belgium and the Netherlands, and Latin American operations in Mexico, Chile and Colombia. Refer to Note 27 for further detail. We expect to complete the sale of the remaining operations during 2013 and possibly 2014.

During the first quarter of 2013, we sold our Canadian automotive finance operations, Ally Credit Canada Limited, and ResMor Trust to Royal Bank of Canada. During the first quarter of 2012, we completed the sale of our Venezuela operations.

Select Corporate and Other Operations

During the fourth quarter of 2012, we ceased operations at our Commercial Finance Group’s European division and classified it as discontinued.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Select Financial Information

Select financial information of discontinued operations is summarized below. The pretax income or loss, including direct costs to transact a sale, includes any impairment recognized to present the operations at the lower-of-cost or fair value. Fair value was based on the estimated sales price, which could differ from the ultimate sales price due to price volatility, changing interest rates, changing foreign-currency rates, and future economic conditions.

	Three months ended March 31,
($ in millions)	2013	2012
Select Mortgage operations
Total net revenue	$—	$403
Pretax (loss) income including direct costs to transact a sale (a)	(20)	133
Tax expense (b)	16	16
Select Insurance operations
Total net revenue	$148	$156
Pretax income including direct costs to transact a sale	28	38
Tax expense	1	9
Select Automotive Finance operations
Total net revenue	$286	$387
Pretax income including direct costs to transact a sale (a)	1,042 (c)	196
Tax (benefit) expense (b)	(1)	39
Select Corporate and Other operations
Total net revenue	$—	$2
Pretax (loss) income	(1)	6
Tax expense	—	1

(a)	Includes certain treasury and other corporate activity recognized by Corporate and Other.

(b)	Includes certain income tax activity recognized by Corporate and Other.

(c)	Includes recognized pretax gain of $888 million in connection with the sale of our Canadian automotive finance operations, Ally Credit Canada Limited, and ResMor Trust.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Held-for-sale Operations

The assets and liabilities of operations held-for-sale are summarized below.

March 31, 2013 ($ in millions)	Select Insurance operations (a)	Select Automotive Finance operations (b)	Total held-for-sale operations
Assets
Cash and cash equivalents
Noninterest-bearing	$4	$150	$154
Interest-bearing	66	514	580

Total cash and cash equivalents	70	664	734
Investment securities	418	3	421
Finance receivables and loans, net
Finance receivables and loans, net	—	15,175	15,175
Allowance for loan losses	—	(177)	(177)

Total finance receivables and loans, net	—	14,998	14,998
Investment in operating leases, net	—	128	128
Premiums receivable and other insurance assets	257	—	257
Other assets	70	2,455	2,525

Total assets	$815	$18,248	$19,063

Liabilities
Interest-bearing deposit liabilities	$—	$17	$17
Short-term borrowings	—	3,059	3,059
Long-term debt	—	8,092	8,092
Interest payable	—	155	155
Unearned insurance premiums and service revenue	417	—	417
Accrued expenses and other liabilities	221	1,272	1,493

Total liabilities	$638	$12,595	$13,233

(a)	Includes ABA Seguros.

(b)	Includes our international entities being sold to GM Financial.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

December 31, 2012 ($ in millions)	Select Insurance operations (a)	Select Automotive Finance operations (b)	Total held-for-sale operations
Assets
Cash and cash equivalents
Noninterest-bearing	$8	$100	$108
Interest-bearing	119	1,918	2,037

Total cash and cash equivalents	127	2,018	2,145
Investment securities	576	424	1,000
Finance receivables and loans, net
Finance receivables and loans, net	—	25,835	25,835
Allowance for loan losses	—	(208)	(208)

Total finance receivables and loans, net	—	25,627	25,627
Investment in operating leases, net	—	144	144
Premiums receivable and other insurance assets	277	—	277
Other assets	94	2,942	3,036
Impairment on assets of held-for-sale operations	(53)	—	(53)

Total assets	$1,021	$31,155	$32,176

Liabilities
Interest-bearing deposit liabilities	$—	$3,907	$3,907
Short-term borrowings	—	2,800	2,800
Long-term debt	—	13,514	13,514
Interest payable	—	177	177
Unearned insurance premiums and service revenue	506	—	506
Accrued expenses and other liabilities	297	1,498	1,795

Total liabilities	$803	$21,896	$22,699

(a)	Includes our U.K.-based operations and ABA Seguros.

(b)	Includes our Canadian operations sold to Royal Bank of Canada and international entities being sold to GM Financial.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Recurring Fair Value

The following table displays the assets and liabilities of our held-for-sale operations measured at fair value on a recurring basis. Refer to Note 22 for descriptions of valuation methodologies used to measure material assets at fair value and details of the valuation models, key inputs to these models, and significant assumptions used.

	Recurring fair value measurements
($ in millions)	Level 1	Level 2	Level 3	Total
March 31, 2013
Assets
Investment securities
Available-for-sale securities
Debt securities
Foreign government	$328	$—	$—	$328
Corporate debt	—	93	—	93
Other assets
Derivative assets:
Interest rate contracts	—	—	7	7
Foreign currency contracts	—	17	—	17

Total assets	$328	$110	$7	$445

Liabilities
Accrued expenses and other liabilities:
Derivative liabilities
Interest rate contracts	$—	$11	$8	$19

Total liabilities	$—	$11	$8	$19

December 31, 2012
Assets
Investment securities
Available-for-sale securities
Debt securities
Foreign government	$555	$42	$—	$597
Corporate debt	—	76	—	76
Other	—	327	—	327
Other assets
Derivative assets:
Interest rate contracts	—	22	9	31

Total assets	$555	$467	$9	$1,031

Liabilities
Accrued expenses and other liabilities:
Derivative liabilities
Interest rate contracts	$—	$24	$11	$35
Foreign currency contracts	—	1	18	19

Total liabilities	$—	$25	$29	$54

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

3. Other Income, Net of Losses

Details of other income, net of losses, were as follows.

	Three months ended March 31,
($ in millions)	2013	2012
Mortgage processing fees and other mortgage income	$79	$122
Late charges and other administrative fees	23	21
Remarketing fees	20	17
Fair value adjustment on derivatives (a)	—	12
Other, net	35	38

Total other income, net of losses	$157	$210

(a)	Refer to Note 20 for a description of derivative instruments and hedging activities.

4. Other Operating Expenses

Details of other operating expenses were as follows.

	Three months ended March 31,
($ in millions)	2013	2012
Insurance commissions	$92	$99
Mortgage representation and warranty obligation, net (a)	83	—
Lease and loan administration	81	54
Technology and communications	71	89
Professional services	48	38
Advertising and marketing	35	35
Regulatory and licensing fees	33	33
Premises and equipment depreciation	20	17
Vehicle remarketing and repossession	14	16
Occupancy	11	14
State and local non-income taxes	10	9
Other	60	50

Total other operating expenses	$558	$454

(a)	Refer to Note 26 for further details on representation and warranty obligation.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

5. Investment Securities

Our portfolio of securities includes bonds, equity securities, asset- and mortgage-backed securities, interests in securitization trusts, and other investments. The cost, fair value, and gross unrealized gains and losses on available-for-sale securities were as follows.

	March 31, 2013				December 31, 2012
($ in millions)	Amortized cost	Gross unrealized		Fair value	Amortized cost	Gross unrealized		Fair value
		gains	losses			gains	losses
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	$2,097	$3	$(1)	$2,099	$2,212	$3	$(1)	$2,214
Foreign government	297	9	—	306	295	8	—	303
Mortgage-backed residential (a)	8,722	111	(18)	8,815	6,779	130	(3)	6,906
Asset-backed	2,191	31	(1)	2,221	2,309	32	(1)	2,340
Corporate debt	1,272	56	(2)	1,326	1,209	57	(3)	1,263

Total debt securities	14,579	210	(22)	14,767	12,804	230	(8)	13,026
Equity securities	986	48	(49)	985	1,193	32	(73)	1,152

Total available-for-sale securities (b)	$15,565	$258	$(71)	$15,752	$13,997	$262	$(81)	$14,178

(a)	Residential mortgage-backed securities include agency-backed bonds totaling $6,217 million and $4,983 million at March 31, 2013, and December 31, 2012, respectively.

(b)	Certain entities related to our Insurance operations are required to deposit securities with state regulatory authorities. These deposited securities totaled $15 million and $15 million at March 31, 2013, and December 31, 2012, respectively.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The maturity distribution of available-for-sale debt securities outstanding is summarized in the following tables. Prepayments may cause actual maturities to differ from scheduled maturities.

	Total		Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years (a)
($ in millions)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
March 31, 2013
Fair value of available-for-sale debt securities (b)
U.S. Treasury and federal agencies	$2,099	0.9%	$584	0.1%	$538	1.0%	$977	1.4%	$—	—%
Foreign government	306	3.2	3	4.3	139	3.0	164	3.3	—	—
Mortgage-backed residential	8,815	2.4	—	—	—	—	140	2.3	8,675	2.4
Asset-backed	2,221	2.0	7	2.0	1,595	2.0	511	1.8	108	2.6
Corporate debt	1,326	5.1	4	5.8	627	4.1	604	6.0	91	6.0

Total available-for-sale debt securities	$14,767	2.4	$598	0.1	$2,899	2.2	$2,396	2.6	$8,874	2.5

Amortized cost of available-for-sale debt securities	$14,579		$598		$2,852		$2,352		$8,777

December 31, 2012
Fair value of available-for-sale debt securities (b)
U.S. Treasury and federal agencies	$2,214	0.9%	$422	—%	$682	0.7%	$1,110	1.4%	$—	—%
Foreign government	303	2.5	1	2.2	136	1.8	166	3.0	—	—
Mortgage-backed residential	6,906	2.7	—	—	—	—	35	4.3	6,871	2.7
Asset-backed	2,340	2.1	—	—	1,543	2.0	510	1.7	287	3.3
Corporate debt	1,263	5.1	9	3.2	560	4.0	596	6.0	98	5.8

Total available-for-sale debt securities	$13,026	2.4	$432	0.1	$2,921	2.0	$2,417	2.6	$7,256	2.6

Amortized cost of available-for-sale debt securities	$12,804		$431		$2,880		$2,369		$7,124

(a)	Investments with no stated maturities are included as contractual maturities of greater than 10 years. Actual maturities may differ due to call or prepayment options.

(b)	Yields on tax-exempt obligations are computed on a tax-equivalent basis.

The balances of cash equivalents were $2.7 billion and $3.4 billion at March 31, 2013, and December 31, 2012, respectively, and were composed primarily of money market accounts and short-term securities, including U.S. Treasury bills.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents gross gains and losses realized upon the sales of available-for-sale securities and other-than-temporary impairment.

	Three months ended March 31,
($ in millions)	2013	2012
Gross realized gains	$70	$97
Gross realized losses	(11)	(8)
Other-than-temporary impairment	(8)	—

Net realized gains	$51	$89

The following table presents interest and dividends on available-for-sale securities.

	Three months ended March 31,
($ in millions)	2013	2012
Taxable interest	$63	$69
Taxable dividends	5	5

Interest and dividends on available-for-sale securities	$68	$74

Certain available-for-sale securities were sold at a loss in 2013 as a result of market conditions within these respective periods. The table below summarizes available-for-sale securities in an unrealized loss position in accumulated other comprehensive income. Based on the methodology described below that was applied to these securities, we believe that the unrealized losses relate to factors other than credit losses in the current market environment. As of March 31, 2013, we did not have the intent to sell the debt securities with an unrealized loss position in accumulated other comprehensive income, and it is not more likely than not that we will be required to sell these securities before recovery of their amortized cost basis. As of March 31, 2013, we had the ability and intent to hold equity securities with an unrealized loss position in accumulated other comprehensive income. As a result, we believe that the securities with an unrealized loss position in accumulated other comprehensive income are not considered to be other-than-temporarily impaired at March 31, 2013. Refer to Note 1 to the Consolidated Financial Statements for additional information related to investment securities and our methodology for evaluating potential other-than-temporary impairments.

	March 31, 2013				December 31, 2012
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
($ in millions)	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	$724	$(1)	$—	$—	$244	$(1)	$—	$—
Foreign government	—	—	—	—	11	—	—	—
Mortgage-backed residential	2,360	(18)	11	—	493	(2)	23	(1)
Asset-backed	163	(1)	1	—	143	(1)	1	—
Corporate debt	110	(2)	6	—	120	(2)	15	(1)

Total temporarily impaired debt securities	3,357	(22)	18	—	1,011	(6)	39	(2)
Temporarily impaired equity securities	217	(27)	156	(22)	380	(39)	218	(34)

Total temporarily impaired available-for-sale securities	$3,574	$(49)	$174	$(22)	$1,391	$(45)	$257	$(36)

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

6. Loans Held-for-Sale, Net

The composition of loans held-for-sale, net, was as follows.

($ in millions)	March 31, 2013	December 31, 2012
Consumer mortgage
1st Mortgage	$701	$2,490

Total consumer mortgage (a)	701	2,490

Commercial and industrial
Other	17	86

Total loans held-for-sale (b)	$718	$2,576

(a)	Fair value option-elected domestic consumer mortgages were $701 million and $2.5 billion at March 31, 2013, and December 31, 2012, respectively. Refer to Note 22 for additional information.

(b)	Totals are net of unamortized premiums and discounts and deferred fees and costs. Included in the totals are net unamortized discounts of $34 million at March 31, 2013, and net unamortized premiums of $26 million at December 31, 2012.

The following table summarizes held-for-sale mortgage loans reported at carrying value by higher-risk loan type.

($ in millions)	March 31, 2013	December 31, 2012
High original loan-to-value (greater than 100%) mortgage loans	$74	$378
Interest-only mortgage loans	3	10

Total higher-risk mortgage loans held-for-sale	$77	$388

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

7. Finance Receivables and Loans, Net

The composition of finance receivables and loans, net, reported at carrying value before allowance for loan losses was as follows.

($ in millions)	March 31, 2013	December 31, 2012
Consumer automobile	$55,014	$53,715
Consumer mortgage
1st Mortgage	7,095	7,173
Home equity	2,577	2,648

Total consumer mortgage	9,672	9,821
Commercial
Commercial and industrial
Automobile	29,255	30,270
Mortgage	—	—
Other	2,562	2,697
Commercial real estate
Automobile	2,620	2,552
Mortgage	—	—

Total commercial	34,437	35,519

Total finance receivables and loans (a) (b)	$99,123	$99,055

(a)	Totals are net of unearned income, unamortized premiums and discounts, and deferred fees and costs of $842 million and $895 million at March 31, 2013, and December 31, 2012, respectively.

(b)	Includes $1 million and $2 million of foreign consumer automobile loans, and $15 million and $18 million of foreign commercial other loans at March 31, 2013, and December 31, 2012, respectively.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following tables present an analysis of the activity in the allowance for loan losses on finance receivables and loans.

Three months ended March 31, 2013 ($ in millions)	Consumer automobile	Consumer mortgage	Commercial	Total
Allowance at January 1, 2013	$575	$452	$143	$1,170
Charge-offs	(142)	(24)	(1)	(167)
Recoveries	49	3	1	53

Net charge-offs	(93)	(21)	—	(114)
Provision for loan losses	107	20	4	131
Other	10	—	—	10

Allowance at March 31, 2013	$599	$451	$147	$1,197

Allowance for loan losses
Individually evaluated for impairment	$22	$209	$28	$259
Collectively evaluated for impairment	575	242	119	936
Loans acquired with deteriorated credit quality	2	—	—	2
Finance receivables and loans at historical cost
Ending balance	55,014	9,672	34,437	99,123
Individually evaluated for impairment	270	933	1,397	2,600
Collectively evaluated for impairment	54,722	8,739	33,040	96,501
Loans acquired with deteriorated credit quality	22	—	—	22

Three months ended March 31, 2012 ($ in millions)	Consumer automobile	Consumer mortgage	Commercial	Total
Allowance at January 1, 2012	$766	$516	$221	$1,503
Charge-offs (a)	(136)	(45)	(2)	(183)
Recoveries (b)	62	2	12	76

Net charge-offs	(74)	(43)	10	(107)
Provision for loan losses	83	27	(12)	98
Other (c)	57	1	(6)	52

Allowance at March 31, 2012	$832	$501	$213	$1,546

Allowance for loan losses
Individually evaluated for impairment	$8	$168	$47	$223
Collectively evaluated for impairment	816	333	166	1,315
Loans acquired with deteriorated credit quality	8	—	—	8
Finance receivables and loans at historical cost
Ending balance	67,214	9,958	41,814	118,986
Individually evaluated for impairment	88	619	367	1,074
Collectively evaluated for impairment	67,055	9,339	41,447	117,841
Loans acquired with deteriorated credit quality	71	—	—	71

(a)	Includes foreign consumer automobile charge-offs of $36 million.

(b)	Includes foreign consumer automobile and foreign commercial recoveries of $16 million and $5 million, respectively.

(c)	Includes provision for loan losses relating to discontinued operations of $42 million.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents information about significant sales of finance receivables and loans recorded at historical cost and transfers of finance receivables and loans from held-for-investment to held-for-sale.

	Three months ended March 31,
($ in millions)	2013	2012
Consumer mortgage	$—	$40
Commercial	18	—

Total sales and transfers	$18	$40

The following table presents an analysis of our past due finance receivables and loans, net, recorded at historical cost reported at carrying value before allowance for loan losses.

($ in millions)	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total finance receivables and loans
March 31, 2013
Consumer automobile	$743	$152	$133	$1,028	$53,986	$55,014
Consumer mortgage
1st Mortgage	76	32	147	255	6,840	7,095
Home equity	16	6	15	37	2,540	2,577

Total consumer mortgage	92	38	162	292	9,380	9,672
Commercial
Commercial and industrial
Automobile	26	—	24	50	29,205	29,255
Mortgage	—	—	—	—	—	—
Other	—	—	—	—	2,562	2,562
Commercial real estate
Automobile	1	—	15	16	2,604	2,620
Mortgage	—	—	—	—	—	—

Total commercial	27	—	39	66	34,371	34,437

Total consumer and commercial	$862	$190	$334	$1,386	$97,737	$99,123

December 31, 2012
Consumer automobile	$920	$213	$138	$1,271	$52,444	$53,715
Consumer mortgage
1st Mortgage	66	37	156	259	6,914	7,173
Home equity	15	6	18	39	2,609	2,648

Total consumer mortgage	81	43	174	298	9,523	9,821
Commercial
Commercial and industrial
Automobile	—	—	16	16	30,254	30,270
Mortgage	—	—	—	—	—	—
Other	—	—	1	1	2,696	2,697
Commercial real estate
Automobile	—	—	8	8	2,544	2,552
Mortgage	—	—	—	—	—	—

Total commercial	—	—	25	25	35,494	35,519

Total consumer and commercial	$1,001	$256	$337	$1,594	$97,461	$99,055

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents the carrying value before allowance for loan losses of our finance receivables and loans recorded at historical cost on nonaccrual status.

($ in millions)	March 31, 2013	December 31, 2012
Consumer automobile	$266	$260
Consumer mortgage
1st Mortgage	372	342
Home equity	30	40

Total consumer mortgage	402	382
Commercial
Commercial and industrial
Automobile	168	146
Mortgage	—	—
Other	63	33
Commercial real estate
Automobile	39	37
Mortgage	—	—

Total commercial	270	216

Total consumer and commercial finance receivables and loans	$938	$858

Management performs a quarterly analysis of the consumer automobile, consumer mortgage, and commercial portfolios using a range of credit quality indicators to assess the adequacy of the allowance based on historical and current trends. The tables below present the population of loans by quality indicators for our consumer automobile, consumer mortgage, and commercial portfolios.

The following table presents performing and nonperforming credit quality indicators in accordance with our internal accounting policies for our consumer finance receivables and loans recorded at historical cost reported at carrying value before allowance for loan losses. Nonperforming loans include finance receivables and loans on nonaccrual status when the principal or interest has been delinquent for 90 days or when full collection is determined not to be probable. Refer to Note 1 to the Consolidated Financial Statements for additional information.

	March 31, 2013			December 31, 2012
($ in millions)	Performing	Nonperforming	Total	Performing	Nonperforming	Total
Consumer automobile	$54,748	$266	$55,014	$53,455	$260	$53,715
Consumer mortgage
1st Mortgage	6,723	372	7,095	6,831	342	7,173
Home equity	2,547	30	2,577	2,608	40	2,648

Total consumer mortgage	$9,270	$402	$9,672	$9,439	$382	$9,821

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents pass and criticized credit quality indicators based on regulatory definitions for our commercial finance receivables and loans recorded at historical cost reported at carrying value before allowance for loan losses.

	March 31, 2013			December 31, 2012
($ in millions)	Pass	Criticized (a)	Total	Pass	Criticized (a)	Total
Commercial
Commercial and industrial
Automobile	$27,905	$1,350	$29,255	$28,978	$1,292	$30,270
Mortgage	—	—	—	—	—	—
Other	2,296	266	2,562	2,417	280	2,697
Commercial real estate
Automobile	2,502	118	2,620	2,440	112	2,552
Mortgage	—	—	—	—	—	—

Total commercial	$32,703	$1,734	$34,437	$33,835	$1,684	$35,519

(a)	Includes loans classified as special mention, substandard, or doubtful. These classifications are based on regulatory definitions and generally represent loans within our portfolio that have a higher default risk or have already defaulted.

Impaired Loans and Troubled Debt Restructurings

Impaired Loans

Loans are considered impaired when we determine it is probable that we will be unable to collect all amounts due according to the terms of the loan agreement. For more information on our impaired finance receivables and loans, refer to Note 1 to the Consolidated Financial Statements for additional information.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents information about our impaired finance receivables and loans recorded at historical cost.

($ in millions)	Unpaid principal balance	Carrying value before allowance	Impaired with no allowance	Impaired with an allowance	Allowance for impaired loans
March 31, 2013
Consumer automobile	$270	$270	$—	$270	$22
Consumer mortgage
1st Mortgage	790	784	125	659	149
Home equity	148	149	2	147	60

Total consumer mortgage	938	933	127	806	209
Commercial
Commercial and industrial
Automobile	168	168	54	114	10
Mortgage	—	—	—	—	—
Other	63	63	10	53	7
Commercial real estate
Automobile	39	39	12	27	11
Mortgage	—	—	—	—	—

Total commercial	270	270	76	194	28

Total consumer and commercial finance receivables and loans	$1,478	$1,473	$203	$1,270	$259

December 31, 2012
Consumer automobile	$260	$260	$90	$170	$16
Consumer mortgage
1st Mortgage	811	725	123	602	137
Home equity	147	148	1	147	49

Total consumer mortgage	958	873	124	749	186
Commercial
Commercial and industrial
Automobile	146	146	54	92	7
Mortgage	—	—	—	—	—
Other	33	33	9	24	7
Commercial real estate
Automobile	37	37	9	28	12
Mortgage	—	—	—	—	—

Total commercial	216	216	72	144	26

Total consumer and commercial finance receivables and loans	$1,434	$1,349	$286	$1,063	$228

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following tables present average balance and interest income for our impaired finance receivables and loans.

	2013		2012
Three months ended March 31, ($ in millions)	Average balance	Interest income	Average balance	Interest income
Consumer automobile	$272	$4	$83	$2
Consumer mortgage
1st Mortgage	744	7	512	4
Home equity	135	1	100	1

Total consumer mortgage	879	8	612	5
Commercial
Commercial and industrial
Automobile	157	2	196	2
Mortgage	—	—	7	—
Other	57	—	34	—
Commercial real estate
Automobile	38	—	63	—
Mortgage	—	—	15	—

Total commercial	252	2	315	2

Total consumer and commercial finance receivables and loans	$1,403	$14	$1,010	$9

Troubled Debt Restructurings (TDRs)

TDRs are loan modifications where concessions were granted to borrowers experiencing financial difficulties. Numerous initiatives are in place to provide support to our mortgage customers in financial distress, including principal forgiveness, maturity extensions, delinquent interest capitalization, and changes to contractual interest rates. Additionally for automobile loans, we offer several types of assistance to aid our customers including extension of the maturity date and rewriting the loan terms. Total TDRs recorded at historical cost and reported at carrying value before allowance for loan losses were $1.3 billion and $1.2 billion at March 31, 2013, and December 31, 2012, respectively. Refer to Note 1 to the Consolidated Financial Statements for additional information.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents information related to finance receivables and loans recorded at historical cost modified in connection with a troubled debt restructuring during the period.

	2013 (a)			2012
Three months ended March 31, ($ in millions)	Number of loans	Pre-modification carrying value before allowance	Post-modification carrying value before allowance	Number of loans	Pre-modification carrying value before allowance	Post-modification carrying value before allowance
Consumer automobile	5,285	$79	$68	2,792	$33	$33
Consumer mortgage
1st Mortgage	474	165	130	77	28	27
Home equity	71	4	4	173	10	9

Total consumer mortgage	545	169	134	250	38	36
Commercial
Commercial and industrial
Automobile	4	25	25	3	3	3
Mortgage	—	—	—	—	—	—
Other	1	33	31	—	—	—
Commercial real estate
Automobile	3	11	11	1	2	2
Mortgage	—	—	—	—	—	—

Total commercial	8	69	67	4	5	5

Total consumer and commercial finance receivables and loans	5,838	$317	$269	3,046	$76	$74

(a)	Due to recent industry practice, bankruptcy loans that have not been reaffirmed have been included within our TDR population beginning in the fourth quarter of 2012.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents information about finance receivables and loans recorded at historical cost that have redefaulted during the reporting period and were within 12 months or less of being modified as a troubled debt restructuring. Redefault is when finance receivables and loans meet the requirements for evaluation under our charge-off policy (Refer to Note 1 to the Consolidated Financial Statements for additional information) except for commercial finance receivables and loans where redefault is defined as 90 days past due.

	2013 (a)			2012
Three months ended March 31, ($ in millions)	Number of loans	Carrying value before allowance	Charge- off amount	Number of loans	Carrying value before allowance	Charge- off amount
Consumer automobile	1,333	$16	$8	208	$2	$1
Consumer mortgage
1st Mortgage	8	2	—	5	1	—
Home equity	2	—	—	4	1	1

Total consumer mortgage	10	2	—	9	2	1
Commercial
Commercial and industrial
Automobile	—	—	—	2	2	—
Commercial real estate
Automobile	—	—	—	—	—	—

Total commercial	—	—	—	2	2	—

Total consumer and commercial finance receivables and loans	1,343	$18	$8	219	$6	$2

(a)	Due to recent industry practice, bankruptcy loans that have not been reaffirmed have been included within our TDR population beginning in the fourth quarter of 2012.

At March 31, 2013, and December 31, 2012, commercial commitments to lend additional funds to debtors owing receivables whose terms had been modified in a troubled debt restructuring were $13 million and $25 million, respectively.

Higher-Risk Mortgage Concentration Risk

The following table summarizes held-for-investment mortgage finance receivables and loans recorded at historical cost and reported at carrying value before allowance for loan losses by higher-risk loan type.

($ in millions)	March 31, 2013	December 31, 2012
Interest-only mortgage loans (a)	$1,853	$2,063
Below-market rate (teaser) mortgages	185	192

Total higher-risk mortgage finance receivables and loans	$2,038	$2,255

(a)	The majority of the interest-only mortgage loans are expected to start principal amortization in 2015 or beyond.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

8. Investment in Operating Leases, Net

Investments in operating leases were as follows.

($ in millions)	March 31, 2013	December 31, 2012
Vehicles and other equipment	$17,524	$16,009
Accumulated depreciation	(2,696)	(2,459)

Investment in operating leases, net	$14,828	$13,550

Depreciation expense on operating lease assets includes remarketing gains and losses recognized on the sale of operating lease assets. The following summarizes the components of depreciation expense on operating lease assets.

	Three months ended March 31,
($ in millions)	2013	2012
Depreciation expense on operating lease assets (excluding remarketing gains)	$499	$328
Remarketing gains	(64)	(23)

Depreciation expense on operating lease assets	$435	$305

9. Securitizations and Variable Interest Entities

Overview

We are involved in several types of securitization and financing transactions that utilize special-purpose entities (SPEs). A SPE is an entity that is designed to fulfill a specified limited need of the sponsor. Our principal use of SPEs is to obtain liquidity and favorable capital treatment by securitizing certain of our financial assets.

The SPEs involved in securitization and other financing transactions are generally considered variable interest entities (VIEs). VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the ability to control the entity’s activities. Due to the deconsolidation of ResCap, our mortgage securitization activity and involvement with certain mortgage-related VIEs has substantially changed. Refer to Note 1 for additional information related to ResCap.

Securitizations

We provide a wide range of consumer and commercial automobile loans, operating leases, other commercial loans, and mortgage loan products to a diverse customer base. We often securitize these loans and leases (which we collectively describe as loans or financial assets) through the use of securitization entities, which may or may not be consolidated on our Condensed Consolidated Balance Sheet. We securitize consumer and commercial automobile loans, operating leases, and other commercial loans through private-label securitizations. We securitize consumer mortgage loans through transactions involving the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). We previously securitized consumer mortgage loans through private-label mortgage securitizations and through transactions involving the Government National Mortgage Association (Ginnie Mae). We refer to Fannie Mae, Freddie Mac, and Ginnie

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Mae collectively as the Government-Sponsored Enterprises or GSEs. During the three months ended March 31, 2013 and 2012, our consumer mortgage loans were primarily securitized through the GSEs.

In executing a securitization transaction, we typically sell pools of financial assets to a wholly owned, bankruptcy-remote SPE, which then transfers the financial assets to a separate, transaction-specific securitization entity for cash, servicing rights, and in some transactions, other retained interests. The securitization entity is funded through the issuance of beneficial interests in the securitized financial assets. The beneficial interests take the form of either notes or trust certificates, which are sold to investors and/or retained by us. These beneficial interests are collateralized by the transferred loans and entitle the investors to specified cash flows generated from the securitized loans. In addition to providing a source of liquidity and cost-efficient funding, securitizing these financial assets also reduces our credit exposure to the borrowers beyond any economic interest we may retain.

Each securitization is governed by various legal documents that limit and specify the activities of the securitization entity. The securitization entity is generally allowed to acquire the loans, to issue beneficial interests to investors to fund the acquisition of the loans, and to enter into derivatives or other yield maintenance contracts to hedge or mitigate certain risks related to the financial assets or beneficial interests of the entity. A servicer, who is generally us, is appointed pursuant to the underlying legal documents to service the assets the securitization entity holds and the beneficial interests it issues. Servicing functions include, but are not limited to, making certain payments of property taxes and insurance premiums, default and property maintenance payments, as well as advancing principal and interest payments before collecting them from individual borrowers. Our servicing responsibilities, which constitute continued involvement in the transferred financial assets, consist of primary servicing (i.e., servicing the underlying transferred financial assets) and previously master servicing (i.e., servicing the beneficial interests that result from the securitization transactions). Certain securitization entities also require the servicer to advance scheduled principal and interest payments due on the beneficial interests issued by the entity regardless of whether cash payments are received on the underlying transferred financial assets. Accordingly, we are required to provide these servicing advances when applicable. Refer to Note 10 for additional information regarding our servicing rights.

The GSEs provide a guarantee of the payment of principal and interest on the beneficial interests issued in securitizations through the GSEs. In private-label securitizations, cash flows from the assets initially transferred into the securitization entity represent the sole source for payment of distributions on the beneficial interests issued by the securitization entity and for payments to the parties that perform services for the securitization entity, such as the servicer or the trustee. In certain private-label securitization transactions, a liquidity facility may exist to provide temporary liquidity to the entity. The liquidity provider generally is reimbursed prior to other parties in subsequent distribution periods. In previous certain private-label securitizations, monoline insurance may have existed to cover certain shortfalls to certain investors in the beneficial interests issued by the securitization entity. As noted above, in certain private-label securitizations, the servicer is required to advance scheduled principal and interest payments due on the beneficial interests regardless of whether cash payments are received on the underlying transferred financial assets. The servicer is allowed to reimburse itself for these servicing advances. Additionally, certain private-label securitization transactions may have previously allowed for the acquisition of additional loans subsequent to the initial loan transfer. Principal collections on other loans and/or the issuance of new beneficial interests, such as variable funding notes, generally funded those loans; we were often contractually required to invest in these new interests.

We may have retained beneficial interests in our private-label securitizations, which may have represented a form of significant continuing economic interest. These retained interests included, but were not limited to, senior or subordinate asset-backed securities and residuals, and previously included senior or subordinate

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

mortgage-backed securities, interest-only strips, and principal-only strips. Certain of these retained interests provided credit enhancement to the trust as they may have absorbed credit losses or other cash shortfalls. Additionally, the securitization agreements may have required cash flows to be directed away from certain of our retained interests due to specific over-collateralization requirements, which may or may not have been performance-driven.

We generally hold certain conditional repurchase options specific to private label securitizations that allow us to repurchase assets from the securitization entity. The majority of the securitizations provide us, as servicer, with a call option that allows us to repurchase the remaining transferred financial assets or outstanding beneficial interests at our discretion once the asset pool reaches a predefined level, which represents the point where servicing becomes burdensome (a clean-up call option). The repurchase price is typically the par amount of the loans plus accrued interest. Additionally, we may hold other conditional repurchase options that allow us to repurchase a transferred financial asset if certain events outside our control occur. The typical conditional repurchase option is a delinquent loan repurchase option that gives us the option to purchase the loan or contract if it exceeds a certain prespecified delinquency level. We generally have complete discretion regarding when or if we will exercise these options, but we would do so only when it is in our best interest.

Other than our customary representation and warranty provisions, these securitizations are nonrecourse to us, thereby transferring the risk of future credit losses to the extent the beneficial interests in the securitization entities are held by third parties. Representation and warranty provisions generally require us to repurchase loans or indemnify the investor or other party for incurred losses to the extent it is determined that the loans were ineligible or were otherwise defective at the time of sale. Refer to Note 26 for detail on representation and warranty provisions. We did not provide any noncontractual financial support to any of these entities during the three months ended March 31, 2013 or 2012.

Other Variable Interest Entities

We have involvements with various other on-balance sheet, immaterial VIEs. Most of these VIEs are used for additional liquidity whereby we sell certain financial assets into the VIE and issue beneficial interests to third parties for cash.

We also provide long-term guarantee contracts to investors in certain nonconsolidated affordable housing entities and have extended a line of credit to provide liquidity and minimize our exposure under these contracts. Since we do not have control over the entities or the power to make decisions, we do not consolidate the entities and our involvement is limited to the guarantee and the line of credit.

Involvement with Variable Interest Entities

The determination of whether financial assets transferred by us to these VIEs (and related liabilities) are consolidated on our balance sheet (also referred to as on-balance sheet) or not consolidated on our balance sheet (also referred to as off-balance sheet) depends on the terms of the related transaction and our continuing involvement (if any) with the VIE. We are deemed the primary beneficiary and therefore consolidate VIEs for which we have both (a) the power, through voting rights or similar rights, to direct the activities that most significantly impact the VIE’s economic performance, and (b) a variable interest (or variable interests) that (i) obligates us to absorb losses that could potentially be significant to the VIE and/or (ii) provides us the right to receive residual returns of the VIE that could potentially be significant to the VIE. We determine whether we hold a significant variable interest in a VIE based on a consideration of both qualitative and quantitative factors regarding the nature, size, and form of our involvement with the VIE. We assess whether we are the primary beneficiary of a VIE on an ongoing basis.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Our involvement with consolidated and nonconsolidated VIEs in which we hold variable interests is presented below.

($ in millions)	Consolidated involvement with VIEs (a)		Assets of nonconsolidated VIEs (a)		Maximum exposure to loss in nonconsolidated VIEs
March 31, 2013
On-balance sheet variable interest entities
Consumer automobile	$25,048
Commercial automobile	19,576
Commercial other	727
Off-balance sheet variable interest entities
Consumer automobile	—		$1,336		$1,336	(b)
Consumer mortgage — other	—		—	(c)	10	(d)
Commercial other	(27	)(e)	—	(c)	73

Total	$45,324		$1,336		$1,419

December 31, 2012
On-balance sheet variable interest entities
Consumer automobile	$28,566
Commercial automobile	23,139
Commercial other	728
Off-balance sheet variable interest entities
Consumer automobile	—		$1,495		$1,495	(b)
Consumer mortgage — other	—		—	(c)	12	(d)
Commercial other	(28	)(e)	—	(c)	85

Total	$52,405		$1,495		$1,592

(a)	Asset values represent the current unpaid principal balance of outstanding consumer and commercial finance receivables and loans within the VIEs.

(b)	Maximum exposure to loss represents the current unpaid principal balance of outstanding loans based on our customary representation and warranty provisions. This measure is based on the unlikely event that all of the loans have underwriting defects or other defects that trigger a representation and warranty provision and the collateral supporting the loans are worthless. This required disclosure is not an indication of our expected loss.

(c)	Includes a VIE for which we have no management oversight and therefore we are not able to provide the total assets of the VIE.

(d)	Our maximum exposure to loss in this VIE is a component of servicer advances made that are allocated to the trust. The maximum exposure to loss presented represents the unlikely event that every loan underlying the excess servicing rights sold defaults, and we, as servicer, are required to advance the entire excess service fee to the trust for the contractually established period. This required disclosure is not an indication of our expected loss.

(e)	Amounts classified as accrued expenses and other liabilities.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

On-balance Sheet Variable Interest Entities

We engage in securitization and other financing transactions that do not qualify for off-balance sheet treatment. In these situations, we hold beneficial interests or other interests in the VIE, which represent a form of significant continuing economic interest. These retained interests include, but are not limited to, senior or subordinate asset-backed securities and residuals, and previously included senior or subordinate mortgage-backed securities, interest-only strips, and principal-only strips. Certain of these retained interests provide credit enhancement to the securitization entity as they may absorb credit losses or other cash shortfalls. Additionally, the securitization documents may require cash flows to be directed away from certain of our retained interests due to specific over-collateralization requirements, which may or may not be performance-driven. Because these securitization entities are consolidated, these retained interests and servicing rights are not recognized as separate assets on our Condensed Consolidated Balance Sheet.

We consolidated certain of these entities because we had a controlling financial interest in the VIE, primarily due to our servicing activities, and because we hold a significant variable interest in the VIE. We are generally the primary beneficiary of automobile securitization entities for which we perform servicing activities and have retained a significant variable interest in the form of a beneficial interest. We were previously the primary beneficiary of certain mortgage private-label securitization entities.

The consolidated VIEs included in the Condensed Consolidated Balance Sheet represent separate entities with which we are involved. The third-party investors in the obligations of consolidated VIEs have legal recourse only to the assets of the VIEs and do not have such recourse to us, except for the customary representation and warranty provisions or when we are the counterparty to certain derivative transactions involving the VIE. In addition, the cash flows from the assets are restricted only to pay such liabilities. Thus, our economic exposure to loss from outstanding third-party financing related to consolidated VIEs is significantly less than the carrying value of the consolidated VIE assets. All assets of consolidated VIEs, presented below based upon the legal transfer of the underlying assets in order to reflect legal ownership, are restricted for the benefit of the beneficial interest holders. Refer to Note 22 for discussion of the assets and liabilities for which the fair value option has been elected.

Off-balance Sheet Variable Interest Entities

The nature, purpose, and activities of nonconsolidated securitization entities are similar to those of our consolidated securitization entities with the primary difference being the nature and extent of our continuing involvement. The cash flows from the assets of nonconsolidated securitization entities generally are the sole source of payment on the securitization entities’ liabilities. The creditors of these securitization entities have no recourse to us with the exception of market customary representation and warranty provisions as described in Note 26.

Nonconsolidated VIEs include entities for which we either do not hold potentially significant variable interests or do not provide servicing or asset management functions for the financial assets held by the securitization entity. Additionally, to qualify for off-balance sheet treatment, transfers of financial assets must meet the sale accounting conditions in ASC 860, Transfers and Servicing. Previously, our residential mortgage loan securitizations consisted of Ginnie Mae and private-label securitizations. We are not the primary beneficiary of any GSE loan securitization transaction because we do not have the power to direct the significant activities of such entities. Previously, we did not consolidate certain private-label mortgage securitizations because we did not have a variable interest that could potentially have been significant or we did not have power to direct the activities that most significantly impacted the performance of the VIE.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

For nonconsolidated securitization entities, the transferred financial assets are removed from our balance sheet provided the conditions for sale accounting are met. The financial assets obtained from the securitization are primarily reported as cash, servicing rights, or retained interests (if applicable). Typically, we conclude that the fee we are paid for servicing consumer automobile finance receivables represents adequate compensation, and consequently, we do not recognize a servicing asset or liability. As an accounting policy election, we elected fair value treatment for our mortgage servicing rights (MSRs) portfolio. Liabilities incurred as part of these securitization transactions, such as representation and warranty provisions, are recorded at fair value at the time of sale and are reported as accrued expenses and other liabilities on our Condensed Consolidated Balance Sheet. Upon the sale of the loans, we recognize a gain or loss on sale for the difference between the assets recognized, the assets derecognized, and the liabilities recognized as part of the transaction.

The pretax gains recognized on financial assets sold into nonconsolidated securitization and similar asset-backed financing entities for consumer mortgage — GSEs were $93 million and $28 million at March 31, 2013 and March 31, 2012, respectively.

The following table summarizes cash flows received from and paid related to securitization entities, asset-backed financings, or other similar transfers of financial assets where the transfer is accounted for as a sale and we have a continuing involvement with the transferred assets (e.g., servicing) that were outstanding during the three months ended March 31, 2013 and 2012. Additionally, this table contains information regarding cash flows received from and paid to nonconsolidated securitization entities that existed during each period.

Three months ended March 31, ($ in millions)	Consumer automobile	Consumer mortgage GSEs	Consumer mortgage private-label
2013
Cash proceeds from transfers completed during the period	$—	$7,580	$—
Servicing fees	4	119	—
Representations and warranties obligations	—	(23)	—
Other cash flows	—	3	—

2012
Cash proceeds from transfers completed during the period	$—	$10,645	$—
Cash flows received on retained interests in securitization entities	—	—	14
Servicing fees	—	249	48
Purchases of previously transferred financial assets	—	(580)	(8)
Representations and warranties obligations	—	(19)	(4)
Other cash flows	—	10	23

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following tables represent on-balance sheet loans held-for-sale and finance receivables and loans, off-balance sheet securitizations, and whole-loan sales where we have continuing involvement. The table presents quantitative information about delinquencies and net credit losses. Refer to Note 10 for further detail on total serviced assets.

	Total Amount		Amount 60 days or more past due
($ in millions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
On-balance sheet loans
Consumer automobile	$55,014	$53,715	$285	$351
Consumer mortgage	10,373	12,311	226	241
Commercial automobile	31,875	32,822	39	24
Commercial mortgage	—	—	—	—
Commercial other	2,579	2,783	—	1

Total on-balance sheet loans	99,841	101,631	550	617

Off-balance sheet securitization entities
Consumer automobile	1,336	1,495	3	4
Consumer mortgage — GSEs	117,342	119,384	1,835	1,892

Total off-balance sheet securitization entities	118,678	120,879	1,838	1,896

Whole-loan transactions (a)	5,558	6,756	103	129

Total	$224,077	$229,266	$2,491	$2,642

(a)	Whole-loan transactions are not part of a securitization transaction, but represent consumer automobile and consumer mortgage pools of loans sold to third-party investors.

	Net credit losses
	Three months ended March 31,
($ in millions)	2013	2012
On-balance sheet loans
Consumer automobile	$93	$74
Consumer mortgage	21	18
Commercial automobile	1	—
Commercial mortgage	n/m	(1)
Commercial other	(1)	(8)

Total on-balance sheet loans	114	83

Off-balance sheet securitization entities
Consumer automobile	1	n/m
Consumer mortgage — GSEs (a)	n/m	n/m

Total off-balance sheet securitization entities	1	—

Whole-loan transactions	n/m	8

Total	$115	$91

n/m = not meaningful

(a)	Anticipated credit losses are not meaningful due to the GSE guarantees.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

10. Servicing Activities

Mortgage Servicing Rights

The following table summarizes activity related to MSRs, which are carried at fair value. Management estimates fair value using our transaction data and other market data or, in periods when there are limited MSRs market transactions that are directly observable, internally developed discounted cash flow models (an income approach) are used to estimate the fair value. These internal valuation models estimate net cash flows based on internal operating assumptions that we believe would be used by market participants in orderly transactions combined with market-based assumptions for loan prepayment rates, interest rates, and discount rates that we believe approximate yields required by investors in this asset.

Three months ended March 31, ($ in millions)	2013 (a)(b)	2012 (c)
Estimated fair value at January 1,	$952	$2,519
Additions recognized on sale of mortgage loans	54	75
Changes in fair value
Due to changes in valuation inputs or assumptions used in the valuation model	(28)	163
Other changes in fair value	(61)	(162)

Estimated fair value at March 31,	$917	$2,595

(a)	The remaining balance is at Ally Bank, due to the deconsolidation of ResCap.

(b)	In April 2013, we sold our agency MSRs portfolio. Refer to Note 27 for further details.

(c)	Includes activities of our discontinued operations.

Changes in fair value due to changes in valuation inputs or assumptions used in the valuation model include all changes due to a revaluation by a model or by a benchmarking exercise. Other changes in fair value primarily include the accretion of the present value of the discount related to forecasted cash flows and the economic runoff of the portfolio. Refer to Note 1 to the Consolidated Financial Statements for additional information regarding our significant assumptions and valuation techniques used in the valuation of mortgage servicing rights.

The key economic assumptions and sensitivity of the fair value of MSRs to immediate 10% and 20% adverse changes in those assumptions were as follows.

($ in millions)	March 31, 2013	December 31, 2012
Weighted average life (in years)	5.4	4.6
Weighted average prepayment speed	10.3%	13.5%
Impact on fair value of 10% adverse change	$(64)	$(77)
Impact on fair value of 20% adverse change	(122)	(144)

Weighted average discount rate	9.3%	7.7%
Impact on fair value of 10% adverse change	$(42)	$(10)
Impact on fair value of 20% adverse change	(80)	(19)

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

These sensitivities are hypothetical and should be considered with caution. Changes in fair value based on a 10% and 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (e.g., increased market interest rates may result in lower prepayments and increased credit losses) that could magnify or counteract the sensitivities. Further, these sensitivities show only the change in the asset balances and do not show any expected change in the fair value of the instruments used to manage the interest rates and prepayment risks associated with these assets.

Risk Mitigation Activities

The primary risk of our servicing rights is interest rate risk and the resulting impact on prepayments. A significant decline in interest rates could lead to higher-than-expected prepayments that could reduce the value of the MSRs. We economically hedge the impact of these risks with both derivative and nonderivative financial instruments. Refer to Note 20 for additional information regarding the derivative financial instruments used to economically hedge MSRs.

The components of servicing valuation and hedge activities, net, were as follows.

	Three months ended March 31,
($ in millions)	2013	2012
Change in estimated fair value of mortgage servicing rights	$(89)	$(10)
Change in fair value of derivative financial instruments	(112)	(96)

Servicing asset valuation and hedge activities, net	$(201)	$(106)

Mortgage Servicing Fees

The components of mortgage servicing fees were as follows.

	Three months ended March 31,
($ in millions)	2013	2012
Contractual servicing fees, net of guarantee fees and including subservicing	$58	$86
Late fees	1	2
Ancillary fees	4	4

Total mortgage servicing fees	$63	$92

Mortgage Servicing Advances

In connection with our primary mortgage servicing activities (i.e., servicing of mortgage loans), we make certain payments for property taxes and insurance premiums, default and property maintenance payments, as well as advances of principal and interest payments before collecting them from individual borrowers. Servicing advances, including contractual interest, are priority cash flows in the event of a loan principal reduction or foreclosure and ultimate liquidation of the real estate-owned property. These servicing advances are included in other assets on the Condensed Consolidated Balance Sheet and totaled $78 million and $82 million at March 31, 2013 and December 31, 2012, respectively. We maintained an allowance for uncollected primary servicing

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

advances of $1 million and $1 million at March 31, 2013 and December 31, 2012, respectively. Our potential obligation is influenced by the loan’s performance and credit quality.

Mortgage Serviced Assets

Total serviced mortgage assets consist of primary servicing activities. These include loans owned by Ally Bank, where Ally Bank is the primary servicer, and loans sold to third-party investors, where Ally Bank has retained primary servicing. Loans owned by Ally Bank are categorized as loans held-for-sale or finance receivables and loans, which are discussed in further detail in Note 6 and Note 7, respectively. The loans sold to third-party investors were sold through off-balance sheet GSE securitization transactions.

The unpaid principal balance of our serviced mortgage assets were as follows.

($ in millions)	March 31, 2013	December 31, 2012
On-balance sheet mortgage loans
Held-for-sale and investment	$9,208	$10,938
Off-balance sheet mortgage loans
Loans sold to third-party investors
GSEs	117,675	119,384
Whole-loan	2	2

Total primary serviced mortgage loans (a)	$126,885	$130,324

(a)	In April 2013, we sold our agency MSRs portfolio, refer to Note 27 for further details.

Ally Bank is subject to certain net worth requirements associated with its servicing agreements with Fannie Mae and Freddie Mac. The majority of Ally Bank’s serviced mortgage assets are subserviced by GMAC Mortgage, LLC, a subsidiary of ResCap, pursuant to a servicing agreement. At March 31, 2013, Ally Bank was in compliance with the requirements of the servicing agreements.

Automobile Finance Servicing Activities

We service consumer automobile contracts. Historically, we have sold a portion of our consumer automobile contracts. With respect to contracts we sell, we retain the right to service and earn a servicing fee for our servicing function. Typically, we conclude that the fee we are paid for servicing consumer automobile finance receivables represents adequate compensation, and consequently, we do not recognize a servicing asset or liability. We recognized automobile servicing fees of $19 million and $30 million, during the three months ended March 31, 2013 and 2012, respectively.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Automobile Finance Serviced Assets

The total serviced automobile finance loans outstanding were as follows.

($ in millions)	March 31, 2013	December 31, 2012
On-balance sheet automobile finance loans and leases
Consumer automobile	$55,014	$53,715
Commercial automobile	31,875	32,822
Operating leases	14,828	13,550
Operations held-for-sale	15,304	25,979
Other	45	41
Off-balance sheet automobile finance loans
Loans sold to third-party investors
Securitizations	1,317	1,474
Whole-loan	5,374	6,541
Other (a)	9,060	—

Total serviced automobile finance loans and leases	$132,817	$134,122

(a)	Consists of serviced assets sold in conjunction with the divestiture of our Canadian automotive finance operations.

11. Other Assets

The components of other assets were as follows.

($ in millions)	March 31, 2013	December 31, 2012
Property and equipment at cost	$696	$693
Accumulated depreciation	(428)	(411)

Net property and equipment	268	282
Restricted cash collections for securitization trusts (a)	2,159	2,983
Deferred tax asset	1,309	1,190
Fair value of derivative contracts in receivable position	668	2,298
Restricted cash and cash equivalents	531	889
Collateral placed with counterparties	447	1,290
Other accounts receivable	445	525
Cash reserve deposits held-for-securitization trusts (b)	429	442
Unamortized debt issuance costs	418	425
Nonmarketable equity securities	283	303
Other assets	993	1,281

Total other assets	$7,950	$11,908

(a)	Represents cash collections from customer payments on securitized receivables. These funds are distributed to investors as payments on the related secured debt.

(b)	Represents credit enhancement in the form of cash reserves for various securitization transactions.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

12. Deposit Liabilities

Deposit liabilities consisted of the following.

($ in millions)	March 31, 2013	December 31, 2012
Deposits
Noninterest-bearing deposits	$844	$1,977
Interest-bearing deposits
Savings and money market checking accounts	17,512	13,871
Certificates of deposit	31,135	31,084
Dealer deposits	835	983

Total deposit liabilities	$50,326	$47,915

Noninterest-bearing deposits primarily represent third-party escrows associated with our mortgage loan-servicing portfolio. The escrow deposits are not subject to an executed agreement and can be withdrawn without penalty at any time. At March 31, 2013, and December 31, 2012, certificates of deposit included $12.3 billion and $12.0 billion, respectively, of certificates of deposit in denominations of $100 thousand or more.

13. Short-term Borrowings

The following table presents the composition of our short-term borrowings portfolio.

	March 31, 2013			December 31, 2012
($ in millions)	Unsecured	Secured (a)	Total	Unsecured	Secured (a)	Total
Demand notes	$3,229	$—	$3,229	$3,094	$—	$3,094
Bank loans and overdrafts	7	—	7	167	—	167
Federal Home Loan Bank	—	3,500	3,500	—	3,800	3,800
Securities sold under agreements to repurchase	—	482	482	—	—	—
Other (b)	—	400	400	—	400	400

Total short-term borrowings	$3,236	$4,382	$7,618	$3,261	$4,200	$7,461

(a)	Refer to Note 14 for further details on assets restricted as collateral for payment of the related debt.

(b)	Other relates to secured borrowings at our Commercial Finance Group at March 31, 2013 and December 31, 2012.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

14. Long-term Debt

The following tables present the composition of our long-term debt portfolio.

	March 31, 2013			December 31, 2012
($ in millions)	Unsecured	Secured	Total	Unsecured	Secured	Total
Long-term debt
Due within one year	$3,809	$10,964	$14,773	$1,070	$11,503	$12,573
Due after one year (a)	28,448	23,444	51,892	31,486	29,408	60,894
Fair value adjustment	956	—	956	1,094	—	1,094

Total long-term debt	$33,213	$34,408	$67,621	$33,650	$40,911	$74,561

(a)	Includes $2.6 billion and $2.6 billion of trust preferred securities at both March 31, 2013 and December 31, 2012, respectively.

The following table presents the scheduled remaining maturity of long-term debt, assuming no early redemptions will occur. The actual payment of secured debt may vary based on the payment activity of the related pledged assets.

Year ended December 31, ($ in millions)	2013	2014	2015	2016	2017	2018 and thereafter	Fair value adjustment	Total
Unsecured
Long-term debt	$1,008	$5,588	$5,092	$1,970	$3,681	$16,698	$956	$34,993
Original issue discount	(201)	(188)	(56)	(63)	(75)	(1,197)	—	(1,780)

Total unsecured	807	5,400	5,036	1,907	3,606	15,501	956	33,213

Secured
Long-term debt	7,109	12,005	8,137	3,574	2,722	861	—	34,408

Total long-term debt	$7,916	$17,405	$13,173	$5,481	$6,328	$16,362	$956	$67,621

The following summarizes assets restricted as collateral for the payment of the related debt obligation primarily arising from securitization transactions accounted for as secured borrowings and repurchase agreements.

	March 31, 2013		December 31, 2012
($ in millions)	Total	Ally Bank (a)	Total	Ally Bank (a)
Investment securities	$500	$500	$1,911	$1,911
Mortgage assets held-for-investment and lending receivables	9,715	9,715	9,866	9,866
Consumer automobile finance receivables	23,953	12,673	29,557	14,833
Commercial automobile finance receivables	18,574	18,574	19,606	19,606
Investment in operating leases, net	6,872	2,966	6,058	1,691
Other assets	973	252	999	272

Total assets restricted as collateral (b)	$60,587	$44,680	$67,997	$48,179

Secured debt (c)	$38,790	$25,864	$45,111	$29,162

(a)	Ally Bank is a component of the total column.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

(b)	Ally Bank has an advance agreement with the Federal Home Loan Bank of Pittsburgh (FHLB) and had assets pledged to secure borrowings that were restricted as collateral to the FHLB totaling $12.5 billion and $12.6 billion at March 31, 2013, and December 31, 2012, respectively. These assets were composed primarily of consumer and commercial mortgage finance receivables and loans, net. Ally Bank has access to the Federal Reserve Bank Discount Window. Ally Bank had assets pledged and restricted as collateral to the Federal Reserve Bank totaling $3.1 billion and $1.9 billion at March 31, 2013, and December 31, 2012, respectively. These assets were composed of consumer mortgage finance receivables and loans, net; consumer automobile finance receivables and loans, net; and investment securities. Availability under these programs is only for the operations of Ally Bank and cannot be used to fund the operations or liabilities of Ally or its subsidiaries.

(c)	Includes $4.4 billion and $4.2 billion of short-term borrowings at March 31, 2013, and December 31, 2012, respectively.

Trust Preferred Securities

On December 30, 2009, we entered into a Securities Purchase and Exchange Agreement with U.S. Department of Treasury (Treasury) and GMAC Capital Trust I, a Delaware statutory trust (the Trust), which is a finance subsidiary that is wholly owned by Ally. As part of the agreement, the Trust sold to Treasury 2,540,000 trust preferred securities (TRUPS) issued by the Trust with an aggregate liquidation preference of $2.5 billion. Additionally, we issued and sold to Treasury a ten-year warrant to purchase up to 127,000 additional TRUPS with an aggregate liquidation preference of $127 million, at an initial exercise price of $0.01 per security, which Treasury immediately exercised in full.

On March 1, 2011, the Declaration of Trust and certain other documents related to the TRUPS were amended and all the outstanding TRUPS held by Treasury were designated 8.125% Fixed Rate / Floating Rate Trust Preferred Securities, Series (Series 2 TRUPS). On March 7, 2011, Treasury sold 100% of the Series 2 TRUPS in an offering registered with the SEC. Ally did not receive any proceeds from the sale.

Each Series 2 TRUPS security has a liquidation amount of $25. Distributions are cumulative and are payable until redemption at the applicable coupon rate. Distributions are payable at an annual rate of 8.125% payable quarterly in arrears, beginning August 15, 2011, to but excluding February 15, 2016. From and including February 15, 2016, to but excluding February 15, 2040, distributions will be payable at an annual rate equal to three-month London interbank offer rate plus 5.785% payable quarterly in arrears, beginning May 15, 2016. Ally has the right to defer payments of interest for a period not exceeding 20 consecutive quarters. The Series 2 TRUPS have no stated maturity date, but must be redeemed upon the redemption or maturity of the related debentures (Debentures), which mature on February 15, 2040. The Series 2 TRUPS are generally nonvoting, other than with respect to certain limited matters. During any period in which any Series 2 TRUPS remain outstanding but in which distributions on the Series 2 TRUPS have not been fully paid, none of Ally or its subsidiaries will be permitted to (i) declare or pay dividends on, make any distributions with respect to, or redeem, purchase, acquire or otherwise make a liquidation payment with respect to, any of Ally’s capital stock or make any guarantee payment with respect thereto; or (ii) make any payments of principal, interest, or premium on, or repay, repurchase or redeem, any debt securities or guarantees that rank on a parity with or junior in interest to the Debentures with certain specified exceptions in each case.

Covenants and Other Requirements

In secured funding transactions, there are trigger events that could cause the debt to be prepaid at an accelerated rate or could cause our usage of the credit facility to be discontinued. The triggers are generally based on the financial health and performance of the servicer as well as performance criteria for the pool of receivables,

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

such as delinquency ratios, loss ratios, commercial payment rates. During 2012, there were no trigger events that resulted in the repayment of debt at an accelerated rate or impacted the usage of our credit facilities.

When we issue debt securities in private offerings, we may be subject to registration rights agreements. Under these agreements, we generally agree to use reasonable efforts to cause the consummation of a registered exchange offer or to file a shelf registration statement within a prescribed period. In the event that we fail to meet these obligations, we may be required to pay additional penalty interest with respect to the covered debt during the period in which we fail to meet our contractual obligations.

Funding Facilities

We utilize both committed and uncommitted credit facilities. The financial institutions providing the uncommitted facilities are not contractually obligated to advance funds under them. The amounts outstanding under our various funding facilities are included on our Condensed Consolidated Balance Sheet.

As of March 31, 2013, Ally Bank had exclusive access to $3.5 billion of funding capacity from committed credit facilities. Ally Bank also has access to a $4.1 billion committed facility that is shared with the parent company. Funding programs supported by the Federal Reserve and the FHLB, together with repurchase agreements, complement Ally Bank’s private committed facilities.

The total capacity in our committed funding facilities is provided by banks and other financial institutions through private transactions. The committed secured funding facilities can be revolving in nature and allow for additional funding during the commitment period, or they can be amortizing and not allow for any further funding after the closing date. At March 31, 2013, $26.1 billion of our $33.4 billion of committed capacity was revolving. Our revolving facilities generally have an original tenor ranging from 364 days to two years. As of March 31, 2013, we had $16.9 billion of committed funding capacity from revolving facilities with a remaining tenor greater than 364 days.

Committed Funding Facilities

	Outstanding		Unused Capacity (a)		Total Capacity
($ in billions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Bank funding
Secured	$1.7	$3.8	$1.8	$4.7	$3.5	$8.5
Nonbank funding
Unsecured (b)	0.1	0.1	—	—	0.1	0.1
Secured (c) (d) (e)	13.9	22.5	11.8	7.8	25.7	30.3

Total nonbank funding	14.0	22.6	11.8	7.8	25.8	30.4

Shared capacity (f) (g)	1.1	1.1	3.0	3.0	4.1	4.1

Total committed facilities	$16.8	$27.5	$16.6	$15.5	$33.4	$43.0

(a)	Funding from committed secured facilities is available on request in the event excess collateral resides in certain facilities or is available to the extent incremental collateral is available and contributed to the facilities.

(b)	Total unsecured nonbank funding capacity represents committed funding for our discontinued international automobile financing business.

(c)	Total secured nonbank funding capacity includes committed funding for our discontinued international automobile financing business of $6.9 billion and $12.0 billion as of March 31, 2013 and December 31, 2012, respectively, with outstanding debt of $5.1 billion and $9.6 billion, respectively.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

(d)	Total unused capacity includes $2.1 billion and $2.2 billion as of March 31, 2013 and December 31, 2012, respectively, from certain committed funding arrangements that are generally reliant upon the origination of future automotive receivables and that are available in 2013.

(e)	Includes the secured facilities of our Commercial Finance Group.

(f)	Funding is generally available for assets originated by Ally Bank or the parent company, Ally Financial Inc.

(g)	Total shared bank facilities includes committed funding for our discontinued international automobile financing business of $0.1 billion and $0.1 billion as of March 31, 2013 and December 31, 2012, respectively with outstanding debt of $0.1 billion and $0.1 billion, respectively.

Uncommitted Funding Facilities

	Outstanding		Unused Capacity (a)		Total Capacity
($ in billions)	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Bank funding
Secured
Federal Reserve funding programs	$—	$—	$1.8	$1.8	$1.8	$1.8
FHLB advances	4.5	4.8	0.8	0.4	5.3	5.2
Repurchase agreements	0.5	—	—	—	0.5	—

Total bank funding	5.0	4.8	2.6	2.2	7.6	7.0

Nonbank funding
Unsecured	2.2	2.1	0.4	0.4	2.6	2.5
Secured	—	0.1	0.1	0.1	0.1	0.2

Total nonbank funding (a)	2.2	2.2	0.5	0.5	2.7	2.7

Total uncommitted facilities	$7.2	$7.0	$3.1	$2.7	$10.3	$9.7

(a)	Total nonbank funding capacity represents uncommitted funding for our discontinued international automobile financing business.

15. Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities were as follows.

($ in millions)	March 31, 2013	December 31, 2012
Accrual related to ResCap Bankruptcy (a)	$750	$750
Collateral received from counterparties	565	941
Accounts payable	475	565
Fair value of derivative contracts in payable position	406	2,468
Employee compensation and benefits	364	494
Reserves for insurance losses and loss adjustment expenses	342	341
Reserve for mortgage representation and warranty obligation	170	105
Deferred revenue	102	97
Other liabilities	495	824

Total accrued expenses and other liabilities	$3,669	$6,585

(a)	Refer to Note 1 for more information regarding the Debtors’ bankruptcy, deconsolidation, and this accrual.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

16. Equity

The following table summarizes information about our Series F-2, Series A, and Series G preferred stock.

	March 31, 2013		December 31, 2012
Mandatorily convertible preferred stock held by U.S. Department of Treasury
Series F-2 preferred stock (a)
Carrying value ($ in millions)	$5,685		$5,685
Par value (per share)	0.01		0.01
Liquidation preference (per share)	50		50
Number of shares authorized	228,750,000		228,750,000
Number of shares issued and outstanding	118,750,000		118,750,000
Dividend/coupon	9%		9%
Redemption/call feature	Perpetual	(b)	Perpetual	(b)
Preferred stock
Series A preferred stock
Carrying value ($ in millions)	$1,021		$1,021
Par value (per share)	0.01		0.01
Liquidation preference (per share)	25		25
Number of shares authorized	160,870,560		160,870,560
Number of shares issued and outstanding	40,870,560		40,870,560
Dividend/coupon
Prior to May 15, 2016	8.5%		8.5%
On and after May 15, 2016	three month LIBOR + 6.243%		three month LIBOR + 6.243%
Redemption/call feature	Perpetual	(c)	Perpetual	(c)
Series G preferred stock (d)
Carrying value ($ in millions)	$234		$234
Par value (per share)	0.01		0.01
Liquidation preference (per share)	1,000		1,000
Number of shares authorized	2,576,601		2,576,601
Number of shares issued and outstanding	2,576,601		2,576,601
Dividend/coupon	7%		7%
Redemption/call feature	Perpetual	(e)	Perpetual	(e)

(a)	Mandatorily convertible to common equity on December 30, 2016.

(b)	Convertible prior to mandatory conversion date either with consent of Treasury or in the event the Federal Reserve compels a conversion.

(c)	Nonredeemable prior to May 15, 2016.

(d)	Pursuant to a registration rights agreement, we are required to maintain an effective shelf registration statement. In the event we fail to meet this obligation, we may be required to pay additional interest to the holders of the Series G Preferred Stock.

(e)	Redeemable beginning at December 31, 2011.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

17. Accumulated Other Comprehensive Income (Loss)

The following table presents changes, net of tax, in each component of accumulated other comprehensive income (loss).

($ in millions)	Unrealized gains on investment securities	Translation adjustments and net investment hedges	Cash flow hedges	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Balance at December 31, 2012	$76	$368	$2	$(135)	$311
2013 net change	12	(350)	4	17	(317)

Balance at March 31, 2013	$88	$18	$6	$(118)	$(6)

The following table presents the before- and after-tax changes in each component of accumulated other comprehensive income (loss).

March 31, ($ in millions)	Before Tax		Tax Effect		After Tax
2013
Unrealized gains on investment securities
Net unrealized gains arising during the period	$69		$(1)		$68
Less: Net realized gains reclassified to net income	51	(a)	(2	)(b)	49
Less: Net realized gains reclassified to income from discontinued operations, net of tax	8		(1)		7

Net change	10		2		12
Translation adjustments
Net unrealized losses arising during the period	(49)		2		(47)
Less: Net realized gains reclassified to income from discontinued operations, net of tax	432		3		435

Net change	(481)		(1)		(482)
Net investment hedges
Net unrealized gains arising during the period	20		(8)		12
Less: Net realized losses reclassified to income from discontinued operations, net of tax	(149)		29		(120)

Net change	169		(37)		132
Cash flow hedges
Less: Net realized losses reclassified to net income	(7	)(c)	3	(b)	(4)
Defined benefit pension plans
Less: Net losses, prior service costs, and transition obligations reclassified to net income	(2	)(d)	—	(b)	(2)
Less: Net losses, prior service costs, and transition obligations reclassified to income from discontinued operations, net of tax	(17)		2		(15)

Net change	19		(2)		17

Other comprehensive income	$(276)		$(41)		$(317)

(a)	Includes gains reclassified to other gain on investments, net in our Condensed Consolidated Statement of Comprehensive Income.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

(b)	Includes amounts reclassified to income tax (benefit) expense from continuing operations in our Condensed Consolidated Statement of Comprehensive Income.

(c)	Includes losses reclassified to interest on long-term debt in our Condensed Consolidated Statement of Comprehensive Income.

(d)	Includes losses reclassified to compensation and benefits expense in our Condensed Consolidated Statement of Comprehensive Income.

18. Earnings per Common Share

The following table presents the calculation of basic and diluted earnings per common share.

	Three months ended March 31,
($ in millions except per share data)	2013	2012
Net income from continuing operations	$60	$2
Preferred stock dividends — U.S. Department of Treasury	(133)	(134)
Preferred stock dividends	(67)	(67)

Net loss from continuing operations attributable to common shareholders	(140)	(199)

Income from discontinued operations, net of tax	1,033	308

Net income attributable to common shareholders	$893	$109

Basic weighted-average common shares outstanding	1,330,970	1,330,970

Diluted weighted-average common shares outstanding (a)	1,330,970	1,330,970

Basic earnings per common share
Net loss from continuing operations	$(105)	$(149)
Income from discontinued operations, net of tax	776	231

Net income	$671	$82

Diluted earnings per common share (a)
Net loss from continuing operations	$(105)	$(149)
Income from discontinued operations, net of tax	776	231

Net income	$671	$82

(a)	Due to the antidilutive effect of converting the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares and the net loss from continuing operations attributable to common shareholders for the three months ended March 31, 2013 and 2012, loss from continuing operations attributable to common shareholders and basic weighted-average common shares outstanding were used to calculate basic and diluted earnings per share.

The effects of converting the outstanding Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares are not included in the diluted earnings per share calculation for the three months ended March 31, 2013 and 2012, as the effects would be antidilutive for those periods. As such, 574 thousand of potential common shares were excluded from the diluted earnings per share calculation for the three months ended March 31, 2013 and 2012, respectively.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

19. Regulatory Capital and Other Regulatory Matters

As a bank holding company, we and our wholly owned state-chartered banking subsidiary, Ally Bank, are subject to risk-based capital and leverage guidelines issued by federal and state banking regulators that require that our capital-to-assets ratios meet certain minimum standards. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements or the results of operations and financial condition of Ally and Ally Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets and certain off-balance sheet items. Our capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

The risk-based capital ratios are determined by allocating assets and specified off-balance sheet financial instruments into several broad risk categories with higher levels of capital being required for the categories that present greater risk. Under the guidelines, total capital is divided into two tiers: Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common equity, minority interests, qualifying noncumulative preferred stock, and the fixed rate cumulative preferred stock sold to Treasury under the Troubled Asset Relief Program (TARP), less goodwill and other adjustments. Tier 2 capital generally consists of perpetual preferred stock not qualifying as Tier 1 capital, limited amounts of subordinated debt and the allowance for loan losses, and other adjustments. The amount of Tier 2 capital may not exceed the amount of Tier 1 capital.

Total risk-based capital is the sum of Tier 1 and Tier 2 capital. Under the guidelines, banking organizations are required to maintain a minimum Total risk-based capital ratio (Total capital to risk-weighted assets) of 8% and a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 4%.

The federal banking regulators also have established minimum leverage ratio guidelines. The leverage ratio is defined as Tier 1 capital divided by adjusted quarterly average total assets (which reflect adjustments for disallowed goodwill and certain intangible assets). The minimum Tier 1 leverage ratio is 3% or 4% depending on factors specified in the regulations.

A banking institution meets the regulatory definition of “well-capitalized” when its Total risk-based capital ratio equals or exceeds 10% and its Tier 1 risk-based capital ratio equals or exceeds 6%; and for insured depository institutions, when its leverage ratio equals or exceeds 5%, unless subject to a regulatory directive to maintain higher capital levels.

The banking regulators have also developed a measure of capital called “Tier 1 common” defined as Tier 1 capital less noncommon elements, including qualifying perpetual preferred stock, minority interest in subsidiaries, trust preferred securities, and mandatory convertible preferred securities. Tier 1 common is used by banking regulators, investors and analysts to assess and compare the quality and composition of Ally’s capital with the capital of other financial services companies. Also, bank holding companies with assets of $50 billion or more, such as Ally, must develop and maintain a capital plan annually, and among other elements, the capital plan must include a discussion of how we will maintain a pro forma Tier 1 common ratio (Tier 1 common to risk-weighted assets) above 5% under expected conditions and certain stressed scenarios.

On October 29, 2010, Ally, IB Finance Holding Company, LLC, Ally Bank, and the FDIC entered into a Capital and Liquidity Maintenance Agreement (CLMA). The CLMA requires capital at Ally Bank to be maintained at a level such that Ally Bank’s leverage ratio is at least 15%. For this purpose, the leverage ratio is determined in accordance with the FDIC’s regulations related to capital maintenance.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table summarizes our capital ratios.

	March 31, 2013		December 31, 2012		Required minimum		Well- capitalized minimum
($ in millions)	Amount	Ratio	Amount	Ratio
Risk-based capital
Tier 1 (to risk-weighted assets)
Ally Financial Inc.	$20,663	14.59%	$20,232	13.13%	4.00%		6.00%
Ally Bank	14,380	16.68	14,136	16.26	4.00		6.00
Total (to risk-weighted assets)
Ally Financial Inc.	$22,084	15.59%	$21,669	14.07%	8.00%		10.00%
Ally Bank	15,073	17.48	14,827	17.06	8.00		10.00
Tier 1 leverage (to adjusted quarterly average assets) (a)
Ally Financial Inc.	$20,663	12.01%	$20,232	11.16%	3.00–4.00%		(b	)
Ally Bank	14,380	15.59	14,136	15.30	15.00	(c)	5.00%
Tier 1 common (to risk-weighted assets)
Ally Financial Inc.	$11,180	7.89%	$10,749	6.98%	n/a		n/a
Ally Bank	n/a	n/a	n/a	n/a	n/a		n/a

n/a = not applicable

(a)	Federal regulatory reporting guidelines require the calculation of adjusted quarterly average assets using a daily average methodology.

(b)	There is no Tier 1 leverage component in the definition of a well-capitalized bank holding company.

(c)	Ally Bank, in accordance with the CLMA, is required to maintain a Tier 1 leverage ratio of at least 15%.

At March 31, 2013, Ally and Ally Bank were “well-capitalized” and met all capital requirements to which each was subject.

20. Derivative Instruments and Hedging Activities

We enter into interest rate and foreign-currency swaps, futures, forwards, options, and swaptions in connection with our market risk management activities. Derivative instruments are used to manage interest rate risk relating to specific groups of assets and liabilities, including investment securities, MSRs, and debt. In addition, we use foreign exchange contracts to mitigate foreign-currency risk associated with foreign-currency-denominated debt, foreign exchange transactions, and our net investment in foreign subsidiaries. Our primary objective for utilizing derivative financial instruments is to manage market risk volatility associated with interest rate and foreign-currency risks related to the assets and liabilities.

Interest Rate Risk

We execute interest rate swaps to modify our exposure to interest rate risk by converting certain fixed-rate instruments to a variable-rate and certain variable-rate instruments to a fixed rate. We monitor our mix of fixed- and variable-rate debt in relation to the rate profile of our assets. When it is cost-effective to do so, we may enter into interest rate swaps to achieve our desired mix of fixed- and variable-rate debt. Derivatives qualifying for hedge accounting consist of fixed-rate debt obligations in which receive-fixed swaps are designated as hedges of specific fixed-rate debt obligations. Other derivatives qualifying for hedge accounting consist of an existing variable-rate liability in which pay-fixed swaps are designated as hedges of the expected future cash flows in the form of interest payments on certain outstanding borrowings associated with Ally Bank’s secured debt.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

We enter into economic hedges to mitigate exposure for the following categories.

•

MSRs — Our MSRs are generally subject to loss in value when mortgage rates decline. Declining mortgage rates generally result in an increase in refinancing activity that increases prepayments and results in a decline in the value of MSRs. To mitigate the impact of this risk, we maintain a portfolio of financial instruments, primarily derivative instruments that increase in value when interest rates decline. The primary objective is to minimize the overall risk of loss in the value of MSRs due to the change in fair value caused by interest rate changes.

A multitude of derivative instruments have been used to manage the interest rate risk related to MSRs. They include, but are not limited to, interest rate futures contracts, call or put options on U.S. Treasuries, swaptions, forward sales of mortgage-backed securities (MBS), futures, interest rate swaps, interest rate floors, and interest rate caps.

•

Mortgage loan commitments and mortgage loans held-for-sale — We are exposed to interest rate risk from the time an interest rate lock commitment (IRLC) is made until the time the mortgage loan is sold. Changes in interest rates impact the market price for our loans; as market interest rates decline, the value of existing IRLCs and loans held-for-sale increase and vice versa. Our primary objective in risk management activities related to IRLCs and mortgage loans held-for-sale is to eliminate or greatly reduce any interest rate risk associated with these items.

The primary derivative instrument we use to accomplish the risk management objective for mortgage loans and IRLCs is forward sales of MBS, primarily Fannie Mae or Freddie Mac to-be-announced securities. These instruments typically are entered into at the time the IRLC is made. The value of the forward sales contracts moves in the opposite direction of the value of our IRLCs and mortgage loans held-for-sale.

•

Debt — With the exception of a portion of our fixed-rate debt and a portion of our outstanding floating-rate borrowings associated with Ally Bank’s secured credit facilities, we do not apply hedge accounting to our derivative portfolio held to mitigate interest rate risk associated with our debt portfolio. Typically, the significant terms of the interest rate swaps match the significant terms of the underlying debt resulting in an effective conversion of the rate of the related debt.

•

Other — We enter into futures, options, and swaptions to economically hedge our net fixed versus variable interest rate exposure. We also enter into equity options to economically hedge our exposure to the equity markets.

Foreign Exchange Risk

We enter into derivative financial instrument contracts to mitigate the risk associated with variability in cash flows related to foreign-currency financial instruments. Currency forwards are used to economically hedge foreign exchange exposure on foreign-currency-denominated debt by converting the funding currency to the same currency of the assets being financed. Similar to our interest rate derivatives, the derivatives are generally entered into or traded concurrent with the debt issuance with the terms of the derivative matching the terms of the underlying debt.

We also enter into foreign-currency forwards and option-based contracts with external counterparties to hedge foreign exchange exposure on our net investments in foreign subsidiaries. Our foreign subsidiaries maintain both assets and liabilities in local currencies; these local currencies are generally the subsidiaries’ functional

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

currencies for accounting purposes. Foreign-currency exchange-rate gains and losses arise when the assets or liabilities of our subsidiaries are denominated in currencies that differ from its functional currency. In addition, our equity is impacted by the cumulative translation adjustments resulting from the translation of foreign subsidiary results; this impact is reflected in our accumulated other comprehensive income (loss). The hedges are recorded at fair value with the changes recorded to accumulated other comprehensive income (loss) including the spot to forward difference. The net derivative gain or loss remains in accumulated other comprehensive income (loss) until earnings are impacted by the sale or the liquidation of the associated foreign operation.

We also have a centralized-lending program to manage liquidity for all of our subsidiary businesses. Foreign-currency-denominated loan agreements are executed with our foreign subsidiaries in their local currencies. We evaluate our foreign-currency exposure resulting from intercompany lending and manage our currency risk exposure by entering into foreign-currency derivatives with external counterparties. Our foreign-currency derivatives are recorded at fair value with changes recorded as income offsetting the gains and losses on the associated foreign-currency transactions.

Except for our net investment hedges, we generally have not elected to treat any foreign-currency derivatives as hedges for accounting purposes principally because the changes in the fair values of the foreign-currency swaps are substantially offset by the foreign-currency revaluation gains and losses of the underlying assets and liabilities.

Counterparty Credit Risk

Derivative financial instruments contain an element of credit risk if counterparties are unable to meet the terms of the agreements. Credit risk associated with derivative financial instruments is measured as the net replacement cost should the counterparties that owe us under the contract completely fail to perform under the terms of those contracts, assuming no recoveries of underlying collateral as measured by the market value of the derivative financial instrument.

To mitigate the risk of counterparty default, we maintain collateral agreements with certain counterparties. The agreements require both parties to maintain collateral in the event the fair values of the derivative financial instruments meet established thresholds. In the event that either party defaults on the obligation, the secured party may seize the collateral. Generally, our collateral arrangements are bilateral such that we and the counterparty post collateral for the value of our total obligation to each other. Contractual terms provide for standard and customary exchange of collateral based on changes in the market value of the outstanding derivatives. The securing party posts additional collateral when their obligation rises or removes collateral when it falls. We also have unilateral collateral agreements whereby we are the only entity required to post collateral.

Certain derivative instruments contain provisions that require us to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit risk-related event. If a credit risk-related event had been triggered the amount of additional collateral required to be posted by us would have been insignificant.

We placed cash and securities collateral totaling $447 million and $1.3 billion at March 31, 2013 and December 31, 2012, respectively, in accounts maintained by counterparties. We received cash collateral from counterparties totaling $565 million and $941 million at March 31, 2013 and December 31, 2012, respectively. The receivables for collateral placed and the payables for collateral received are included on our Condensed Consolidated Balance Sheet in other assets and accrued expenses and other liabilities, respectively. In certain circumstances, we receive or post securities as collateral with counterparties. We do not record such collateral

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

received on our Condensed Consolidated Balance Sheet unless certain conditions are met. At March 31, 2013 and December 31, 2012, we received noncash collateral of $1 million and $0.3 million, respectively.

Balance Sheet Presentation

The following table summarizes the fair value amounts of derivative instruments reported on our Condensed Consolidated Balance Sheet. The fair value amounts are presented on a gross basis, are segregated by derivatives that are designated and qualifying as hedging instruments or those that are not, and are further segregated by type of contract within those two categories. At March 31, 2013 and December 31, 2012, $668 million and $2.3 billion, respectively, of the derivative contracts in a receivable position were classified as other assets on the Condensed Consolidated Balance Sheet. At March 31, 2013 and December 31, 2012, $406 million and $2.5 billion of derivative contracts in a liability position were classified as accrued expenses and other liabilities on the Condensed Consolidated Balance Sheet.

	March 31, 2013			December 31, 2012
	Derivative contracts in a		Notional amount	Derivative contracts in a		Notional amount
($ in millions)	receivable position (a)	payable position (b)		receivable position (a)	payable position (b)
Derivatives qualifying for hedge accounting
Interest rate risk
Fair value accounting hedges	$279	$—	$6,910	$411	$—	$7,248
Cash flow accounting hedges	—	1	1,874	—	10	2,580

Total interest rate risk	279	1	8,784	411	10	9,828
Foreign exchange risk
Net investment accounting hedges	21	21	9,737	35	53	8,693

Total derivatives qualifying for hedge accounting	300	22	18,521	446	63	18,521

Economic hedges and trading derivatives
Interest rate risk
MSRs	158	329	7,401	1,616	2,299	146,405
Mortgage loan commitments and mortgage loans held-for-sale	10	5	2,238	49	23	9,617
Debt	28	20	12,150	28	29	17,716
Other (c)	141	28	54,896	154	27	41,514

Total interest rate risk	337	382	76,685	1,847	2,378	215,252
Foreign exchange risk	31	2	2,629	5	27	2,464

Total economic hedges and trading derivatives	368	384	79,314	1,852	2,405	217,716

Total derivatives	$668	$406	$97,835	$2,298	$2,468	$236,237

(a)	Includes accrued interest of $127 million and $175 million at March 31, 2013 and December 31, 2012, respectively.

(b)	Includes accrued interest of $16 million and $144 million at March 31, 2013 and December 31, 2012, respectively.

(c)	Primarily consists of exchange-traded Eurodollar futures.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Statement of Comprehensive Income Presentation

The following table summarizes the location and amounts of gains and losses on derivative instruments reported in our Condensed Consolidated Statement of Comprehensive Income.

	Three months ended March 31,
($ in millions)	2013	2012
Derivatives qualifying for hedge accounting
Loss recognized in earnings on derivatives (a)
Interest rate contracts
Interest on long-term debt	$(98)	$(69)
Gain recognized in earnings on hedged items (b)
Interest rate contracts
Interest on long-term debt	101	51

Total derivatives qualifying for hedge accounting	3	(18)

Economic and trading derivatives
(Loss) gain recognized in earnings on derivatives
Interest rate contracts
Servicing asset valuation and hedge activities, net	(112)	(96)
(Loss) gain on mortgage and automotive loans, net	(32)	83
Other income, net of losses	(1)	18

Total interest rate contracts	(145)	5

Foreign exchange contracts (c)
Interest on long-term debt	39	(9)
Other income, net of losses	28	(25)

Total foreign exchange contracts	67	(34)

Loss recognized in earnings on derivatives	$(75)	$(47)

(a)	Amounts exclude gains related to interest for qualifying accounting hedges of debt, which are primarily offset by the fixed coupon payment on the long-term debt. The gains were $33 million and $26 million for the three months ended March 31, 2013 and 2012, respectively.

(b)	Amounts exclude gains related to amortization of deferred basis adjustments on the hedged items. The gains were $38 million and $60 million for the three months ended March 31, 2013 and 2012, respectively.

(c)	Amounts exclude gains and losses related to the revaluation of the related foreign-denominated debt or receivable. Losses of $65 million and gains of $31 million were recognized for the three months ended March 31, 2013 and 2012, respectively.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table summarizes derivative instruments used in cash flow and net investment hedge accounting relationships.

	Three months ended March 31,
($ in millions)	2013	2012
Cash flow hedges
Interest rate contracts
Loss reclassified from accumulated other comprehensive income to interest on long-term debt (a)	$(7)	$—
Loss recorded directly to interest on long-term debt	—	(5)

Total interest on long-term debt	$(7)	$(5)

Gain (loss) recognized in other comprehensive income	$7	$(3)

Net investment hedges
Foreign exchange contracts
Loss reclassified from accumulated other comprehensive income (loss) to discontinued operations, net	$(149)	$—

Total other income, net of losses	$(149)	$—

Gain (loss) recognized in other comprehensive income (b)	$169	$(203)

(a)	The amount represents losses reclassified from other comprehensive income (OCI) into earnings as a result of the discontinuance of hedge accounting because it is probable that the forecasted transaction will not occur.

(b)	The amounts represent the effective portion of net investment hedges. There are offsetting amounts recognized in accumulated other comprehensive income related to the revaluation of the related net investment in foreign operations. There were losses of $519 million and gains of $300 million for the three months ended March 31, 2013 and 2012, respectively.

21. Income Taxes

We recognized an income tax benefit from continuing operations of $123 million during the three months ended March 31, 2013, compared to income tax expense of $1 million for the same period in 2012. The income tax benefit resulted primarily from the retroactive reinstatement of the active financing exception by the American Taxpayer Relief Act of 2012 and from the release of valuation allowance related to the measurement of foreign tax credit carryforwards anticipated to be utilized in the future.

As of each reporting date, we consider both positive and negative evidence that could impact our view with regard to future realization of deferred tax assets. We continue to believe it is more likely than not that the benefit for certain state net operating loss, capital loss, and foreign tax credit carryforwards will not be realized. In recognition of this risk, we continue to provide a partial valuation allowance on the deferred tax assets relating to these carryforwards.

The completed sale of our Canadian operations during the quarter generated capital gain income that reduced our $2.2 billion capital loss carryforward that existed as of December 31, 2012. The tax impact of this utilization also resulted in an offsetting tax benefit associated with the reversal of valuation allowance of approximately $230 million. Furthermore, successful completion during 2013 of additional sales of entities currently held-for-sale may result in additional capital gains that would allow us to realize additional capital loss carryforwards.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Any related reversal of valuation allowance on these deferred tax assets would also be recognized as an income tax benefit in discontinued operations upon such utilization.

On May 14, 2012, we deconsolidated ResCap for financial reporting purposes. During the first quarter of 2013, the operations of ResCap were classified as discontinued. However, for U.S. federal tax purposes ResCap will continue to be included in our consolidated return filing until ultimate disposition of our ownership in ResCap.

22. Fair Value

Fair Value Measurements

For purposes of this disclosure, fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Additionally, entities are required to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities at the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2	Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Transfers	Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfer occurred. There were no transfers between any levels during the three months ended March 31, 2013.

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models, and significant assumptions utilized.

•

Available-for-sale securities — Available-for-sale securities are carried at fair value based on observable market prices, when available. If observable market prices are not available, our valuations are based on internally developed discounted cash flow models (an income approach) that use a market-based discount rate and consider recent market transactions, experience with similar securities, current business

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

conditions, and analysis of the underlying collateral, as available. To estimate cash flows, we are required to utilize various significant assumptions including market observable inputs (e.g., forward interest rates) and internally developed inputs (including prepayment speeds, delinquency levels, and credit losses).

•

Mortgage loans held-for-sale, net — Our mortgage loans held-for-sale are accounted for at fair value because of fair value option elections. Mortgage loans held-for-sale are typically pooled together and sold into certain exit markets depending on underlying attributes of the loan, such as GSE eligibility, product type, interest rate, and credit quality. Mortgage loans classified as Level 2 are mainly GSE-eligible mortgage loans carried at fair value due to fair value option election, which are valued predominantly using published forward agency prices. It also includes any domestic loans where recently negotiated market prices for the loan pool exist with a counterparty (which approximates fair value) or quoted market prices for similar loans are available.

Refer to the section within this note titled Fair Value Option for Financial Assets for further information about the fair value elections.

•

MSRs — MSRs are classified as Level 3, management estimates fair value using our transaction data and other market data or, in periods when there are limited MSRs market transactions that are directly observable, internally developed discounted cash flow models (an income approach) are used to estimate the fair value. These internal valuation models estimate net cash flows based on internal operating assumptions that we believe would be used by market participants in orderly transactions combined with market-based assumptions for loan prepayment rates, interest rates, and discount rates that we believe approximate yields required by investors in this asset. Cash flows primarily include servicing fees, float income, and late fees in each case less operating costs to service the loans. The estimated cash flows are discounted using an option-adjusted spread-derived discount rate.

•

Interests retained in financial asset sales — The interests retained are in securitization trusts and deferred purchase prices on the sale of whole-loans. Due to inactivity in the market, valuations are based on internally developed discounted cash flow models (an income approach) that use a market-based discount rate; therefore, we classified these assets as Level 3. The valuation considers recent market transactions, experience with similar assets, current business conditions, and analysis of the underlying collateral, as available. To estimate cash flows, we utilize various significant assumptions, including market observable inputs (e.g., forward interest rates) and internally developed inputs (e.g., prepayment speeds, delinquency levels, and credit losses).

•

Derivative instruments — We enter into a variety of derivative financial instruments as part of our risk management strategies. Certain of these derivatives are exchange traded, such as Eurodollar futures. To determine the fair value of these instruments, we utilize the quoted market prices for the particular derivative contracts; therefore, we classified these contracts as Level 1.

We also execute over-the-counter derivative contracts, such as interest rate swaps, swaptions, forwards, caps, floors, and agency to-be-announced securities. We utilize third-party-developed valuation models that are widely accepted in the market to value these over-the-counter derivative contracts. The specific terms of the contract and market observable inputs (such as interest rate forward curves and interpolated volatility assumptions) are used in the model. We classified these over-the-counter derivative contracts as Level 2 because all significant inputs into these models were market observable.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

We have interest rate lock commitments accounted for as derivative instruments at Ally Bank that are classified as Level 3. We have also historically held certain derivative contracts that are structured specifically to meet a particular hedging objective. These derivative contracts often were utilized to hedge risks inherent within certain on-balance sheet securitizations. To hedge risks on particular bond classes or securitization collateral, the derivative’s notional amount was often indexed to the hedged item. As a result, we typically were required to use internally developed prepayment assumptions as an input into the model to forecast future notional amounts on these structured derivative contracts. Accordingly, we classified these derivative contracts as Level 3. However, as of the quarter ended March 31, 2013, we no longer hold such positions within continuing operations due to the sales of our international automotive finance operations.

We are required to consider all aspects of nonperformance risk, including our own credit standing, when measuring fair value of a liability. We reduce credit risk on the majority of our derivatives by entering into legally enforceable agreements that enable the posting and receiving of collateral associated with the fair value of our derivative positions on an ongoing basis. In the event that we do not enter into legally enforceable agreements that enable the posting and receiving of collateral, we will consider our credit risk and the credit risk of our counterparties in the valuation of derivative instruments through a credit valuation adjustment (CVA), if warranted. The CVA calculation utilizes our credit default swap spreads and the spreads of the counterparty.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Recurring Fair Value

The following tables display the assets and liabilities measured at fair value on a recurring basis including financial instruments elected for the fair value option. We often economically hedge the fair value change of our assets or liabilities with derivatives and other financial instruments. The tables below display the hedges separately from the hedged items; therefore, they do not directly display the impact of our risk management activities.

	Recurring fair value measurements
March 31, 2013 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Investment securities
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	$809	$1,290	$—	$2,099
Foreign government	3	303	—	306
Mortgage-backed residential	—	8,815	—	8,815
Asset-backed	—	2,221	—	2,221
Corporate debt securities	—	1,326	—	1,326

Total debt securities	812	13,955	—	14,767
Equity securities (a)	985	—	—	985

Total available-for-sale securities	1,797	13,955	—	15,752
Mortgage loans held-for-sale, net (b)	—	701	—	701
Mortgage servicing rights	—	—	917	917
Other assets
Interests retained in financial asset sales	—	—	139	139
Derivative contracts in a receivable position
Interest rate	31	580	5	616
Foreign currency	—	52	—	52

Total derivative contracts in a receivable position	31	632	5	668
Collateral placed with counterparties (c)	—	308	—	308

Total assets	$1,828	$15,596	$1,061	$18,485

Liabilities
Accrued expenses and other liabilities
Derivative contracts in a payable position
Interest rate	$(14)	$(369)	$—	$(383)
Foreign currency	—	(23)	—	(23)

Total derivative contracts in a payable position	(14)	(392)	—	(406)

Total liabilities	$(14)	$(392)	$—	$(406)

(a)	Our investment in any one industry did not exceed 20%.

(b)	Carried at fair value due to fair value option elections.

(c)	Represents collateral in the form of investment securities. Cash collateral was excluded.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

	Recurring fair value measurements
December 31, 2012 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Investment securities
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	$697	$1,517	$—	$2,214
Foreign government	3	300	—	303
Mortgage-backed residential	—	6,906	—	6,906
Asset-backed	—	2,340	—	2,340
Corporate debt securities	—	1,263	—	1,263

Total debt securities	700	12,326	—	13,026
Equity securities (a)	1,152	—	—	1,152

Total available-for-sale securities	1,852	12,326	—	14,178
Mortgage loans held-for-sale, net (b)	—	2,490	—	2,490
Mortgage servicing rights	—	—	952	952
Other assets
Interests retained in financial asset sales	—	—	154	154
Derivative contracts in a receivable position (c)
Interest rate	40	2,170	48	2,258
Foreign currency	—	40	—	40

Total derivative contracts in a receivable position	40	2,210	48	2,298
Collateral placed with counterparties (d)	103	99	—	202

Total assets	$1,995	$17,125	$1,154	$20,274

Liabilities
Accrued expenses and other liabilities
Derivative contracts in a payable position (c)
Interest rate	$(13)	$(2,374)	$(1)	$(2,388)
Foreign currency	—	(78)	(2)	(80)

Total derivative contracts in a payable position	(13)	(2,452)	(3)	(2,468)

Total liabilities	$(13)	$(2,452)	$(3)	$(2,468)

(a)	Our investment in any one industry did not exceed 21%.

(b)	Carried at fair value due to fair value option elections.

(c)	Includes derivatives classified as trading.

(d)	Represents collateral in the form of investment securities. Cash collateral was excluded.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following table presents quantitative information regarding the significant unobservable inputs used in significant Level 3 assets and liabilities measured at fair value on a recurring basis.

March 31, 2013 ($ in millions)	Level 3 recurring measurements	Valuation technique	Unobservable input	Range
Assets
Mortgage servicing rights	$917	(a)	(a)	(a)
Other assets
Interests retained in financial asset sales	139	Discounted cash flow	Discount rate	5.4-6.1%
			Commercial paper rate	0-0.2%

(a)	Refer to Note 10 for information related to MSRs valuation assumptions and sensitivities.

The following tables present the reconciliation for all Level 3 assets and liabilities measured at fair value on a recurring basis. We often economically hedge the fair value change of our assets or liabilities with derivatives and other financial instruments. The Level 3 items presented below may be hedged by derivatives and other financial instruments that are classified as Level 1 or Level 2. Thus, the following tables do not fully reflect the impact of our risk management activities.

	Level 3 recurring fair value measurements
		Net realized/unrealized gains (losses)							Fair value at Mar. 31, 2013	Net unrealized gains (losses) included in earnings still held at Mar. 31, 2013
($ in millions)	Fair value at Jan. 1, 2013	included in earnings		included in OCI	Purchases	Sales	Issuances	Settlements
Assets
Mortgage servicing rights	$952	$(89	) (a)	$—	$—	$—	$54	$—	$917	$(89	)(a)
Other assets
Interests retained in financial asset sales	154	2	(b)	—	—	—	—	(17)	139	—
Derivative contracts, net (c)
Interest rate	47	(46	) (d)	—	—	—	—	4	5	(9	)(d)
Foreign currency	(2)	2	(d)	—	—	—	—	—	—	(1	)(d)

Total derivative contracts in a receivable position, net	45	(44)		—	—	—	—	4	5	(10)

Total assets	$1,151	$(131)		$—	$—	$—	$54	$(13)	$1,061	$(99)

(a)	Fair value adjustment was reported as servicing-asset valuation and hedge activities, net, in the Condensed Consolidated Statement of Comprehensive Income.

(b)	Reported as other income, net of losses, in the Condensed Consolidated Statement of Comprehensive Income.

(c)	Includes derivatives classified as trading.

(d)	Refer to Note 20 for information related to the location of the gains and losses on derivative instruments in the Condensed Consolidated Statement of Comprehensive Income.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

	Level 3 recurring fair value measurements
		Net realized/ unrealized gains (losses)							Fair value at Mar. 31, 2012	Net unrealized gains (losses) included in earnings still held at Mar. 31, 2012
($ in millions)	Fair value at Jan. 1, 2012	included in earnings		included in OCI	Purchases	Sales	Issuances	Settlements
Assets
Trading assets (excluding derivatives)
Mortgage-backed residential securities	$33	$2	(a)	$—	$—	$—	$—	$(3)	$32	$4	(a)
Investment securities
Available-for-sale debt securities
Asset-backed	62	—		1	—	—	—	—	63	—
Mortgage loans held-for-sale, net (b)	30	—		—	9	—	—	(9)	30	—
Consumer mortgage finance receivables and loans, net (b)	835	87	(b)	—	—	—	—	(90)	832	35	(b)
Mortgage servicing rights	2,519	1	(c)	—	—	—	11	64	2,595	1	(c)
Other assets
Interests retained in financial asset sales	231	5	(d)	—	—	—	—	(42)	194	—
Derivative contracts, net (e)
Interest rate	71	(24	) (f)	—	—	—	—	(3)	44	(28	) (f)
Foreign currency	16	(11	) (f)	—	—	—	—	—	5	(11	) (f)

Total derivative contracts in a receivable position, net	87	(35)		—	—	—	—	(3)	49	(39)

Total assets	$3,797	$60		$1	$9	$—	$11	$(83)	$3,795	$1

Liabilities
Long-term debt
On-balance sheet securitization debt (b)	$(830)	$(83	) (b)	$—	$—	$—	$—	$85	$(828)	$(39	) (b)
Accrued expenses and other liabilities
Loan repurchase liabilities (b)	(29)	—		—	(9)	—	—	8	(30)	—

Total liabilities	$(859)	$(83)		$—	$(9)	$—	$—	$93	$(858)	$(39)

(a)	The fair value adjustment and the related interest were reported as income from discontinued operations, net of tax, in the Condensed Consolidated Statement of Comprehensive Income.

(b)	Carried at fair value due to fair value option elections. Refer to the next section of this note titled Fair Value Option for Financial Assets and Liabilities for the location of the gains and losses in the Condensed Consolidated Statement of Comprehensive Income.

(c)	Fair value adjustment was reported as servicing-asset valuation and hedge activities, net, and income from discontinued operations, net of tax, in the Condensed Consolidated Statement of Comprehensive Income.

(d)	Reported as other income, net of losses, and income from discontinued operations, net of tax, in the Condensed Consolidated Statement of Comprehensive Income.

(e)	Includes derivatives classified as trading.

(f)	Refer to Note 20 for information related to the location of the gains and losses on derivative instruments in the Condensed Consolidated Statement of Comprehensive Income.

Nonrecurring Fair Value

We may be required to measure certain assets and liabilities at fair value from time to time. These periodic fair value measures typically result from the application of lower-of-cost or fair value accounting or certain impairment measures. These items would constitute nonrecurring fair value measures.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

The following tables display the assets and liabilities measured at fair value on a nonrecurring basis.

	Nonrecurring fair value measurements				Lower-of-cost or fair value or valuation reserve allowance	Total loss included in earnings for the three months ended
March 31, 2013 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Loans held-for-sale	$—	$—	$18	$18	$—	n/m	(a)
Commercial finance receivables and loans, net (b)
Automotive	—	—	121	121	(21)	n/m	(a)
Other	—	—	46	46	(7)	n/m	(a)

Total commercial finance receivables and loans, net	—	—	167	167	(28)	n/m	(a)
Other assets
Repossessed and foreclosed assets (c)	—	—	6	6	(4)	n/m	(a)

Total assets	$—	$—	$191	$191	$(32)	n/m

n/m = not meaningful

(a)	We consider the applicable valuation or loan loss allowance to be the most relevant indicator of the impact on earnings caused by the fair value measurement. Accordingly, the table above excludes total gains and losses included in earnings for these items. The carrying values are inclusive of the respective valuation or loan loss allowance.

(b)	Represents the portion of the portfolio specifically impaired during 2013. The related valuation allowance represents the cumulative adjustment to fair value of those specific receivables.

(c)	The allowance provided for repossessed and foreclosed assets represents any cumulative valuation adjustment recognized to adjust the assets to fair value.

	Nonrecurring fair value measurements				Lower-of-cost or fair value or valuation reserve allowance	Total loss included in earnings for the three months ended
March 31, 2012 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Mortgage loans held-for-sale (a)	$—	$—	$580	$580	$(57)	n/m	(b)
Commercial finance receivables and loans, net (c)
Automotive	—	—	122	122	(25)	n/m	(b)
Mortgage	—	1	15	16	(11)	n/m	(b)
Other	—	—	20	20	(10)	n/m	(b)

Total commercial finance receivables and loans, net	—	1	157	158	(46)	n/m	(b)
Other assets
Repossessed and foreclosed assets (d)	—	62	21	83	(13)	n/m	(b)

Total assets	$—	$63	$758	$821	$(116)	n/m

n/m = not meaningful

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

(a)	Represents loans held-for-sale that are required to be measured at the lower-of-cost or fair value. The table above includes only loans with fair values below cost during 2012. The related valuation allowance represents the cumulative adjustment to fair value of those specific assets.

(b)	We consider the applicable valuation or loan loss allowance to be the most relevant indicator of the impact on earnings caused by the fair value measurement. Accordingly, the table above excludes total gains and losses included in earnings for these items. The carrying values are inclusive of the respective valuation or loan loss allowance.

(c)	Represents the portion of the portfolio specifically impaired during 2012. The related valuation allowance represents the cumulative adjustment to fair value of those specific receivables.

(d)	The allowance provided for repossessed and foreclosed assets represents any cumulative valuation adjustment recognized to adjust the assets to fair value.

The following table presents quantitative information regarding the significant unobservable inputs used in significant Level 3 assets measured at fair value on a nonrecurring basis.

March 31, 2013 ($ in millions)	Level 3 nonrecurring measurements	Valuation technique	Unobservable input	Range
Assets
Commercial finance receivables and loans, net Automotive	$121	Fair value of collateral	Adjusted appraisal value	65.0-95.0%

Fair Value Option for Financial Assets

A description of the financial assets elected to be measured at fair value is as follows. Our intent in electing fair value for all these items was to mitigate a divergence between accounting losses and economic exposure for certain assets and liabilities.

•

Conforming and government-insured mortgage loans held-for-sale — We elected the fair value option for conforming and government-insured mortgage loans held-for-sale funded after July 31, 2009. We elected the fair value option to mitigate earnings volatility by better matching the accounting for the assets with the related hedges.

Excluded from the fair value option were conforming and government-insured loans funded on or prior to July 31, 2009, and those repurchased or rerecognized. The loans funded on or prior to July 31, 2009, were ineligible because the election must be made at the time of funding. Repurchased and rerecognized conforming and government-insured loans were not elected because the election would not mitigate earning volatility. We repurchase or rerecognize loans due to representation and warranty obligations or conditional repurchase options. Typically, we will be unable to resell these assets through regular channels due to characteristics of the assets. Since the fair value of these assets is influenced by factors that cannot be hedged, we did not elect the fair value option.

We carry the fair value-elected conforming and government-insured loans as loans held-for-sale, net, on the Condensed Consolidated Balance Sheet. Our policy is to separately record interest income on the fair value-elected loans (unless they are placed on nonaccrual status); however, the accrued interest was excluded from the fair value presentation. Upfront fees and costs related to the fair value-elected

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

loans were not deferred or capitalized. The fair value adjustment recorded for these loans is classified as gain (loss) on mortgage loans, net, in the Condensed Consolidated Statement of Comprehensive Income. In accordance with GAAP, the fair value option election is irrevocable once the asset is funded even if it is subsequently determined that a particular loan cannot be sold.

The following tables summarize the fair value option elections and information regarding the amounts recorded as earnings for each fair value option-elected item.

	Changes included in the Condensed Consolidated Statement of Comprehensive Income
Three months ended March 31, ($ in millions)	Interest on loans held-for-sale (a)	Gain on mortgage loans, net	Total included in earnings
2013
Assets
Mortgage loans held-for-sale, net	$16	$(41)	$(25	) (b)

2012
Assets
Mortgage loans held-for-sale, net	$26	$(59)	$(33	) (b)

(a)	Interest income is measured by multiplying the unpaid principal balance on the loans by the coupon rate and the number of days of interest due.

(b)	The credit impact for loans held-for-sale is assumed to be zero because the loans are either suitable for sale or are covered by a government guarantee.

The following table provides the aggregate fair value and the aggregate unpaid principal balance for the fair value option-elected loans and long-term debt instruments.

	March 31, 2013		December 31, 2012
($ in millions)	Unpaid principal balance	Fair value (a)	Unpaid principal balance	Fair value (a)
Assets
Mortgage loans held-for-sale, net
Total loans	$731	$701	$2,416	$2,490
Nonaccrual loans	50	26	47	25
Loans 90+ days past due (b)	41	21	36	19

(a)	Excludes accrued interest receivable.

(b)	Loans 90+ days past due are also presented within the nonaccrual loan balance and the total loan balance; however, excludes government-insured loans that are still accruing interest.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Fair Value of Financial Instruments

The following table presents the carrying and estimated fair value of financial instruments, except for those recorded at fair value on a recurring basis presented in the previous section of this note titled Recurring Fair Value. When possible, we use quoted market prices to determine fair value. Where quoted market prices are not available, the fair value is internally derived based on appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value information presented herein was based on information available at March 31, 2013 and December 31, 2012.

	Carrying value	Estimated fair value
($ in millions)		Level 1	Level 2	Level 3	Total
March 31, 2013
Financial assets
Loans held-for-sale, net (a)	$718	$—	$701	$18	$719
Finance receivables and loans, net (a)	97,926	—	—	99,039	99,039
Nonmarketable equity investments	283	—	252	35	287
Financial liabilities
Deposit liabilities	$50,326	$—	$—	$51,146	$51,146
Short-term borrowings	7,618	5	—	7,613	7,618
Long-term debt (a)(b)	67,951	—	35,847	35,936	71,783

December 31, 2012
Financial assets
Loans held-for-sale, net (a)	$2,576	$—	$2,490	$86	$2,576
Finance receivables and loans, net (a)	97,885	—	—	98,907	98,907
Nonmarketable equity investments	303	—	272	34	306
Financial liabilities
Deposit liabilities	$47,915	$—	$—	$48,752	$48,752
Short-term borrowings	7,461	6	—	7,454	7,460
Long-term debt (a)(b)	74,882	—	36,018	42,533	78,551

(a)	Includes financial instruments carried at fair value due to fair value option elections. Refer to the previous section of this note titled Fair Value Option for Financial Assets and Liabilities for further information about the fair value elections.

(b)	The carrying value includes deferred interest for zero-coupon bonds of $330 million and $321 million at March 31, 2013, and December 31, 2012, respectively.

The following describes the methodologies and assumptions used to determine fair value for the significant classes of financial instruments. In addition to the valuation methods discussed below, we also followed guidelines for determining whether a market was not active and a transaction was not distressed. As such, we assumed the price that would be received in an orderly transaction (including a market-based return) and not in forced liquidation or distressed sale.

•

Loans held-for-sale, net — Loans held-for-sale classified as Level 2 include all GSE-eligible mortgage loans valued predominantly using published forward agency prices. It also includes any domestic loans

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

and foreign loans where recently negotiated market prices for the loan pool exist with a counterparty (which approximates fair value) or quoted market prices for similar loans are available. Loans held-for-sale classified as Level 3 include all loans valued using internally developed valuation models because observable market prices were not available. The loans are priced on a discounted cash flow basis utilizing cash flow projections from internally developed models that utilize prepayment, default, and discount rate assumptions. To the extent available, we will utilize market observable inputs such as interest rates and market spreads. If market observable inputs are not available, we are required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates.

•

Finance receivables and loans, net — With the exception of mortgage loans held-for-investment, the fair value of finance receivables was based on discounted future cash flows using applicable spreads to approximate current rates applicable to each category of finance receivables (an income approach using Level 3 inputs). The carrying value of commercial receivables in certain markets and certain other automotive- and mortgage-lending receivables for which interest rates reset on a short-term basis with applicable market indices are assumed to approximate fair value either because of the short-term nature or because of the interest rate adjustment feature. The fair value of commercial receivables in other markets was based on discounted future cash flows using applicable spreads to approximate current rates applicable to similar assets in those markets.

For mortgage loans held-for-investment used as collateral for securitization debt, we used a portfolio approach with Level 3 inputs to measure these loans at fair value. The objective in fair valuing these loans (which are legally isolated and beyond the reach of our creditors) and the related collateralized borrowings is to reflect our retained economic position in the securitizations. For mortgage loans held-for-investment that are not securitized, we used valuation methods and assumptions similar to those used for mortgage loans held-for-sale. These valuations consider unique attributes of the loans such as geography, delinquency status, product type, and other factors. Refer to the section above titled Loans held-for-sale, net, for a description of methodologies and assumptions used to determine the fair value of mortgage loans held-for-sale.

•

Deposit liabilities — Deposit liabilities represent certain consumer and brokered bank deposits, mortgage escrow deposits, and dealer deposits. The fair value of deposits at Level 3 were estimated by discounting projected cash flows based on discount factors derived from the forward interest rate swap curve.

•

Debt — Level 2 debt was valued using quoted market prices, when available, or other means for substantiation with observable inputs. Debt valued using internally derived inputs, such as prepayment speeds and discount rates, was classified as Level 3.

23. Offsetting Assets and Liabilities

Our qualifying master netting agreements are written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the agreement to the non-defaulting entity upon an event of default of the counterparty, including bankruptcy, insolvency, or similar proceeding, and (2) provide the non-defaulting entity the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to liquidate or set off collateral promptly upon an event of default of the counterparty. As it relates to derivative instruments, in certain instances we have the option to report derivatives that are subject to a qualifying master netting agreement on a net basis, we have elected to report these instruments as gross assets and liabilities on the Condensed Consolidated Balance Sheet.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

To further mitigate the risk of counterparty default related to derivative instruments, we maintain collateral agreements with certain counterparties. The agreements require both parties to maintain collateral in the event the fair values of the derivative financial instruments meet established thresholds. In the event that either party defaults on the obligation, the secured party may seize the collateral. Generally, our collateral arrangements are bilateral such that we and the counterparty post collateral for the value of our total obligation to each other. Contractual terms provide for standard and customary exchange of collateral based on changes in the market value of the outstanding derivatives. The securing party posts additional collateral when their obligation rises or removes collateral when it falls, such that the net replacement cost of the non-defaulting party is covered in the event of counterparty default.

The composition of offsetting derivative instruments, financial assets, and financial liabilities was as follows.

	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Condensed Consolidated Balance Sheet	Net Amounts of Assets/(Liabilities) Presented in the Condensed Consolidated Balance Sheet	Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet
March 31, 2013 ($ in millions)				Financial Instruments	Collateral (a)	Net Amount
Assets
Derivative assets in net asset positions	$545	$—	$545	$(34)	$(469)	$42
Derivative assets in net liability positions	37	—	37	(37)	—	—
Derivative assets with no offsetting arrangements	86	—	86	—	—	86

Total assets	$668	$—	$668	$(71)	$(469)	$128

Liabilities
Derivative liabilities in net liability positions	$(362)	$—	$(362)	$37	$304	$(21)
Derivative liabilities in net asset positions	(34)	—	(34)	34	—	—
Derivative liabilities with no offsetting arrangements	(10)	—	(10)	—	—	(10)

Total liabilities	$(406)	$—	$(406)	$71	$304	$(31)

(a)	Financial collateral received/pledged shown as a balance based on the sum of all net asset and liability positions between Ally and each individual derivative counterparty.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Condensed Consolidated Balance Sheet	Net Amounts of Assets/(Liabilities) Presented in the Condensed Consolidated Balance Sheet	Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet
December 31, 2012 ($ in millions)				Financial Instruments	Collateral (a)	Net Amount
Assets
Derivative assets in net asset positions	$1,395	$—	$1,395	$(503)	$(841)	$51
Derivative assets in net liability positions	788	—	788	(788)	—	—
Derivative assets with no offsetting arrangements	115	—	115	—	—	115

Total assets	$2,298	$—	$2,298	$(1,291)	$(841)	$166

Liabilities
Derivative liabilities in net liability positions	$(1,929)	$—	$(1,929)	$788	$1,092	$(49)
Derivative liabilities in net asset positions	(503)	—	(503)	503	—	—
Derivative liabilities with no offsetting arrangements	(36)	—	(36)	—	—	(36)

Total liabilities	$(2,468)	$—	$(2,468)	$1,291	$1,092	$(85)

(a)	Financial collateral received/pledged shown as a balance based on the sum of all net asset and liability positions between Ally and each individual derivative counterparty.

24. Segment and Geographic Information

Operating segments are defined as components of an enterprise that engage in business activity from which revenues are earned and expenses incurred for which discrete financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

We report our results of operations on a line-of-business basis through three operating segments—Automotive Finance operations, Insurance operations, and Mortgage operations, with the remaining activity reported in Corporate and Other. The operating segments are determined based on the products and services offered, and reflect the manner in which financial information is currently evaluated by management. The following is a description of each of our reportable operating segments.

Automotive Finance operations — Provides automotive financing services to consumers and automotive dealers. For consumers, we offer retail automotive financing and leasing for new and used vehicles, and through our commercial automotive financing operations, we fund dealer purchases of new and used vehicles through wholesale or floorplan financing.

Insurance operations — Offers both consumer finance and insurance products sold primarily through the automotive dealer channel, and commercial insurance products sold to dealers. As part of our focus on offering dealers a broad range of consumer finance and insurance products, we provide vehicle service contracts, maintenance coverage, and GAP products. We also underwrite selected commercial insurance coverages, which primarily insure dealers’ wholesale vehicle inventory in the United States.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Mortgage operations — Our ongoing Mortgage operations include the management of our held-for-investment mortgage portfolio. Our Mortgage operations also consist of noncore businesses that are winding down.

Corporate and Other primarily consists of our centralized corporate treasury activities, such as management of the cash and corporate investment securities portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, the amortization of the discount associated with new debt issuances and bond exchanges, most notably from the December 2008 bond exchange, and the residual impacts of our corporate funds-transfer pricing (FTP) and treasury asset liability management (ALM) activities. Corporate and Other also includes our Commercial Finance Group, certain equity investments, overhead that was previously allocated to operations that have since been sold or classified as discontinued operations, and reclassifications and eliminations between the reportable operating segments.

We utilize an FTP methodology for the majority of our business operations. The FTP methodology assigns charge rates and credit rates to classes of assets and liabilities based on expected duration and the LIBOR swap curve plus an assumed credit spread. Matching duration allocates interest income and interest expense to these reportable segments so their respective results are insulated from interest rate risk. This methodology is consistent with our ALM practices, which includes managing interest rate risk centrally at a corporate level. The net residual impact of the FTP methodology is included within the results of Corporate and Other.

The information presented in our reportable operating segments and geographic areas tables that follow are based in part on internal allocations, which involve management judgment.

Financial information for our reportable operating segments is summarized as follows.

Three months ended March 31, ($ in millions)	Automotive Finance operations	Insurance operations	Mortgage operations	Corporate and Other (a)	Consolidated (b)
2013
Net financing revenue (loss)	$773	$12	$34	$(179)	$640
Other revenue (loss)	82	308	(19)	15	386

Total net revenue (loss)	855	320	15	(164)	1,026
Provision for loan losses	112	—	20	(1)	131
Total noninterest expense	400	259	199	100	958

Income (loss) from continuing operations before income tax expense	$343	$61	$(204)	$(263)	$(63)

Total assets	$118,882	$8,331	$11,284	$27,702	$166,199

2012
Net financing revenue (loss)	$630	$12	$37	$(328)	$351
Other revenue	77	338	137	53	605

Total net revenue (loss)	707	350	174	(275)	956
Provision for loan losses	78	—	27	(7)	98
Total noninterest expense	388	250	84	133	855

Income (loss) from continuing operations before income tax expense	$241	$100	$63	$(401)	$3

Total assets	$119,081	$8,394	$30,079	$28,796	$186,350

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

(a)	Total assets for the Commercial Finance Group were $1.4 billion and $1.2 billion at March 31, 2013 and 2012, respectively.

(b)	Net financing revenue after the provision for loan losses totaled $0.5 billion and $0.3 billion for the three months ended 2013 and 2012, respectively.

Information concerning principal geographic areas were as follows.

Three months ended March 31, ($ in millions)	Revenue (a)	Income (loss) from continuing operations before income tax expense (b)	Net income (loss) (b)(c)
2013
Canada	$49	$14	$1,230
Europe (d)	(10)	(18)	60
Latin America	—	(4)	80
Asia-Pacific	1	(2)	25

Total foreign	40	(10)	1,395
Total domestic (e)	986	(53)	(302)

Total	$1,026	$(63)	$1,093

2012
Canada	$59	$14	$83
Europe (d)	(10)	(10)	26
Latin America	1	(3)	46
Asia-Pacific	1	—	27

Total foreign	51	1	182
Total domestic (e)	905	2	128

Total	$956	$3	$310

(a)	Revenue consists of net financing revenue and total other revenue as presented in our Condensed Consolidated Financial Statements.

(b)	The domestic amounts include original discount amortization of $60 million and $111 million or the three months ended March 31, 2013 and 2012, respectively.

(c)	Gain (loss) realized on sale of discontinued operations are allocated to the geographic area in which the business operated.

(d)	Amounts include eliminations between our foreign operations.

(e)	Amounts include eliminations between our domestic and foreign operations.

25. Parent and Guarantor Consolidating Financial Statements

Certain of our senior notes are guaranteed by 100% directly owned subsidiaries of Ally (the Guarantors). As of March 31, 2013, the Guarantors included, Ally US LLC, IB Finance Holding Company, LLC (IB Finance), and GMAC Continental Corporation (GMAC Continental). In connection with the purchase and sale agreement with General Motors Financial (GMF) described in Note 2, all of the common stock of GMAC Continental was sold

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

to GMF effective April 1, 2013 and pursuant to the terms of the applicable senior notes, the proceeds from the sale were reinvested in IB Finance. As a result, GMAC Continental ceased to be a subsidiary of Ally and is no longer a Guarantor. As of April 1, 2013, the Guarantors include Ally US LLC and IB Finance, each of which fully and unconditionally guarantee the senior notes on a joint and several basis.

The following financial statements present condensed consolidating financial data for (i) Ally Financial Inc. (on a parent company-only basis), (ii) the Guarantors, (iii) the nonguarantor subsidiaries (all other subsidiaries), and (iv) an elimination column for adjustments to arrive at (v) the information for the parent company, Guarantors, and nonguarantors on a consolidated basis.

Investments in subsidiaries are accounted for by the parent company and the Guarantors using the equity-method for this presentation. Results of operations of subsidiaries are therefore classified in the parent company’s and Guarantors’ investment in subsidiaries accounts. The elimination entries set forth in the following condensed consolidating financial statements eliminate distributed and undistributed income of subsidiaries, investments in subsidiaries, and intercompany balances and transactions between the parent, Guarantors, and nonguarantors.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Condensed Consolidating Statements of Comprehensive Income

Three months ended March 31, 2013 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Financing revenue and other interest income
Interest and fees on finance receivables and loans	$159	$—	$976	$—	$1,135
Interest and fees on finance receivables and loans — intercompany	24	—	5	(29)	—
Interest on loans held-for-sale	—	—	16	—	16
Interest and dividends on available-for-sale investment securities	—	—	68	—	68
Interest-bearing cash	1	—	2	—	3
Interest-bearing cash — intercompany	—	—	2	(2)	—
Operating leases	96	—	638	—	734

Total financing revenue and other interest income	280	—	1,707	(31)	1,956
Interest expense
Interest on deposits	9	—	155	—	164
Interest on short-term borrowings	12	—	4	—	16
Interest on long-term debt	560	—	146	(5)	701
Interest on intercompany debt	(1)	—	26	(25)	—

Total interest expense	580	—	331	(30)	881
Depreciation expense on operating lease assets	62	—	373	—	435

Net financing (loss) revenue	(362)	—	1,003	(1)	640
Dividends from subsidiaries
Nonbank subsidiaries	3,299	3,254	—	(6,553)	—
Other revenue
Servicing fees	44	—	38	—	82
Servicing asset valuation and hedge activities, net	—	—	(201)	—	(201)

Total servicing income, net	44	—	(163)	—	(119)
Insurance premiums and service revenue earned	—	—	259	—	259
Gain on mortgage and automotive loans, net	—	—	38	—	38
Other gain on investments, net	—	—	51	—	51
Other income, net of losses	51	—	425	(319)	157

Total other revenue	95	—	610	(319)	386
Total net revenue	3,032	3,254	1,613	(6,873)	1,026
Provision for loan losses	124	—	7	—	131
Noninterest expense
Compensation and benefits expense	192	—	223	(130)	285
Insurance losses and loss adjustment expenses	—	—	115	—	115
Other operating expenses	58	—	688	(188)	558

Total noninterest expense	250	—	1,026	(318)	958
Income (loss) from continuing operations before income tax (benefit) expense and undistributed income of subsidiaries	2,658	3,254	580	(6,555)	(63)
Income tax (benefit) expense from continuing operations	(329)	—	206	—	(123)

Net income from continuing operations	2,987	3,254	374	(6,555)	60
(Loss) income from discontinued operations, net of tax	(265)	13	1,284	1	1,033
Undistributed income (loss) of subsidiaries
Bank subsidiary	226	226	—	(452)	—
Nonbank subsidiaries	(1,855)	(2,052)	—	3,907	—

Net income	1,093	1,441	1,658	(3,099)	1,093
Other comprehensive loss, net of tax	(317)	(578)	(601)	1,179	(317)

Comprehensive income	$776	$863	$1,057	$(1,920)	$776

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Three months ended March 31, 2012 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Financing revenue and other interest income
Interest and fees on finance receivables and loans	$253	$—	$844	$(4)	$1,093
Interest and fees on finance receivables and loans — intercompany	38	1	8	(47)	—
Interest on loans held-for-sale	5	—	26	—	31
Interest on trading assets	—	—	9	—	9
Interest and dividends on available-for-sale investment securities	—	—	74	—	74
Interest-bearing cash	1	—	1	—	2
Operating leases	52	—	455	—	507

Total financing revenue and other interest income	349	1	1,417	(51)	1,716
Interest expense
Interest on deposits	17	—	146	—	163
Interest on short-term borrowings	20	—	1	(4)	17
Interest on long-term debt	723	—	161	(4)	880
Interest on intercompany debt	(5)	1	45	(41)	—

Total interest expense	755	1	353	(49)	1,060
Depreciation expense on operating lease assets	13	—	292	—	305

Net financing (loss) revenue	(419)	—	772	(2)	351
Dividends from subsidiaries
Nonbank subsidiaries	141	—	—	(141)	—
Other revenue
Servicing fees	52	—	70	—	122
Servicing asset valuation and hedge activities, net	—	—	(106)	—	(106)

Total servicing income, net	52	—	(36)	—	16
Insurance premiums and service revenue earned	—	—	270	—	270
(Loss) gain on mortgage and automotive loans, net	(1)	—	21	—	20
Other gain on investments, net	—	—	89	—	89
Other income, net of losses	35	144	345	(314)	210

Total other revenue	86	144	689	(314)	605
Total net (loss) revenue	(192)	144	1,461	(457)	956
Provision for loan losses	78	—	20	—	98
Noninterest expense
Compensation and benefits expense	213	144	90	(144)	303
Insurance losses and loss adjustment expenses	—	—	98	—	98
Other operating expenses	86	—	538	(170)	454

Total noninterest expense	299	144	726	(314)	855
(Loss) income from continuing operations before income tax (benefit) expense and undistributed income of subsidiaries	(569)	—	715	(143)	3
Income tax (benefit) expense from continuing operations	(268)	—	269	—	1

Net (loss) income from continuing operations	(301)	—	446	(143)	2
Income from discontinued operations, net of tax	10	3	298	(3)	308
Undistributed income of subsidiaries
Bank subsidiary	223	223	—	(446)	—
Nonbank subsidiaries	378	85	—	(463)	—

Net income	310	311	744	(1,055)	310
Other comprehensive income, net of tax	187	126	388	(514)	187

Comprehensive income	$497	$437	$1,132	$(1,569)	$497

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Condensed Consolidating Balance Sheet

March 31, 2013 ($ in millions)	Parent (a)	Guarantors	Nonguarantors (a)	Consolidating adjustments	Ally consolidated
Assets
Cash and cash equivalents
Noninterest-bearing	$554	$—	$489	$—	$1,043
Noninterest-bearing — intercompany	84	—	—	(84)	—
Interest-bearing	2,700	—	3,694	—	6,394
Interest-bearing — intercompany	—	—	654	(654)	—

Total cash and cash equivalents	3,338	—	4,837	(738)	7,437
Investment securities	—	—	15,752	—	15,752
Loans held-for-sale, net	—	—	718	—	718
Finance receivables and loans, net
Finance receivables and loans, net	16,495	—	82,628	—	99,123
Intercompany loans to
Bank subsidiary	2,200	—	—	(2,200)	—
Nonbank subsidiaries	3,285	—	109	(3,394)	—
Allowance for loan losses	(253)	—	(944)	—	(1,197)

Total finance receivables and loans, net	21,727	—	81,793	(5,594)	97,926
Investment in operating leases, net	2,306	—	12,522	—	14,828
Intercompany receivables from
Bank subsidiary	968	2	—	(970)	—
Nonbank subsidiaries	202	—	550	(752)	—
Investment in subsidiaries
Bank subsidiary	14,513	14,513	—	(29,026)	—
Nonbank subsidiaries	14,589	917	—	(15,506)	—
Mortgage servicing rights	—	—	917	—	917
Premiums receivable and other insurance assets	—	—	1,617	(9)	1,608
Other assets	2,567	—	5,762	(379)	7,950
Assets of operations held-for-sale	900	453	17,725	(15)	19,063

Total assets	$61,110	$15,885	$142,193	$(52,989)	$166,199

Liabilities
Deposit liabilities
Noninterest-bearing	$—	$—	$844	$—	$844
Noninterest-bearing — intercompany	—	—	84	(84)	—
Interest-bearing	835	—	48,647	—	49,482

Total deposit liabilities	835	—	49,575	(84)	50,326
Short-term borrowings	3,229	—	4,389	—	7,618
Long-term debt	31,941	—	35,680	—	67,621
Intercompany debt to
Nonbank subsidiaries	691	—	5,557	(6,248)	—
Intercompany payables to
Bank subsidiary	934	2	—	(936)	—
Nonbank subsidiaries	466	—	329	(795)	—
Interest payable	732	—	240	—	972
Unearned insurance premiums and service revenue	—	—	2,286	—	2,286
Accrued expenses and other liabilities	1,775	111	2,163	(380)	3,669
Liabilities of operations held-for-sale	33	425	12,775	—	13,233

Total liabilities	40,636	538	112,994	(8,443)	145,725

Total equity	20,474	15,347	29,199	(44,546)	20,474

Total liabilities and equity	$61,110	$15,885	$142,193	$(52,989)	$166,199

(a)	Amounts presented are based upon the legal transfer of the underlying assets to VIEs in order to reflect legal ownership.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

December 31, 2012 ($ in millions)	Parent (a)	Guarantors	Nonguarantors (a)	Consolidating adjustments	Ally consolidated
Assets
Cash and cash equivalents
Noninterest-bearing	$729	$—	$344	$—	$1,073
Noninterest-bearing — intercompany	39	—	—	(39)	—
Interest-bearing	3,204	—	3,236	—	6,440
Interest-bearing — intercompany	—	—	452	(452)	—

Total cash and cash equivalents	3,972	—	4,032	(491)	7,513
Investment securities	—	—	14,178	—	14,178
Loans held-for-sale, net	—	—	2,576	—	2,576
Finance receivables and loans, net
Finance receivables and loans, net	12,486	—	86,569	—	99,055
Intercompany loans to
Bank subsidiary	1,600	—	—	(1,600)	—
Nonbank subsidiaries	3,514	—	672	(4,186)	—
Allowance for loan losses	(170)	—	(1,000)	—	(1,170)

Total finance receivables and loans, net	17,430	—	86,241	(5,786)	97,885
Investment in operating leases, net	2,003	—	11,547	—	13,550
Intercompany receivables from
Bank subsidiary	677	—	—	(677)	—
Nonbank subsidiaries	315	334	378	(1,027)	—
Investment in subsidiaries
Bank subsidiary	14,288	14,288	—	(28,576)	—
Nonbank subsidiaries	19,180	3,723	—	(22,903)	—
Mortgage servicing rights	—	—	952	—	952
Premiums receivable and other insurance assets	—	—	1,609	—	1,609
Other assets	2,514	—	9,968	(574)	11,908
Assets of operations held-for-sale	855	762	30,582	(23)	32,176

Total assets	$61,234	$19,107	$162,063	$(60,057)	$182,347

Liabilities
Deposit liabilities
Noninterest-bearing	$—	$—	$1,977	$—	$1,977
Noninterest-bearing — intercompany	—	—	39	(39)	—
Interest-bearing	983	—	44,955	—	45,938

Total deposit liabilities	983	—	46,971	(39)	47,915
Short-term borrowings	3,094	—	4,367	—	7,461
Long-term debt	32,342	—	42,219	—	74,561
Intercompany debt to
Nonbank subsidiaries	530	—	5,708	(6,238)	—
Intercompany payables to
Bank subsidiary	752	—	—	(752)	—
Nonbank subsidiaries	674	—	278	(952)	—
Interest payable	748	—	184	—	932
Unearned insurance premiums and service revenue	—	—	2,296	—	2,296
Accrued expenses and other liabilities	2,187	451	4,517	(570)	6,585
Liabilities of operations held-for-sale	26	725	21,948	—	22,699

Total liabilities	41,336	1,176	128,488	(8,551)	162,449

Total equity	19,898	17,931	33,575	(51,506)	19,898

Total liabilities and equity	$61,234	$19,107	$162,063	$(60,057)	$182,347

(a)	Amounts presented are based upon the legal transfer of the underlying assets to VIEs in order to reflect legal ownership.

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Condensed Consolidating Statement of Cash Flows

Three months ended March 31, 2013 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Operating activities
Net cash provided by operating activities	$5,272	$3,109	$426	$(6,553)	$2,254
Investing activities
Purchases of available-for-sale securities	—	—	(4,626)	—	(4,626)
Proceeds from sales of available-for-sale securities	—	—	1,543	—	1,543
Proceeds from maturities and repayments of available-for-sale securities	—	—	1,604	—	1,604
Net (increase) decrease in finance receivables and loans	(5,260)	80	5,138	—	(42)
Net (increase) decrease in loans — intercompany	(369)	251	312	(194)	—
Net increase in operating lease assets	(354)	—	(1,357)	—	(1,711)
Capital contributions to subsidiaries	(126)	—	—	126	—
Returns of contributed capital	158	149	—	(307)	—
Proceeds from sale of business units, net	409	—	2,420	—	2,829
Net change in restricted cash	—	(26)	1,093	—	1,067
Other, net	11	—	30	—	41

Net cash (used in) provided by investing activities	(5,531)	454	6,157	(375)	705
Financing activities
Net change in short-term borrowings — third party	135	35	348	—	518
Net (decrease) increase in deposits	(148)	—	2,553	(45)	2,360
Proceeds from issuance of long-term debt — third party	24	—	4,229	—	4,253
Repayments of long-term debt — third party	(347)	(70)	(11,028)	—	(11,445)
Net change in debt — intercompany	161	(271)	118	(8)	—
Dividends paid — third party	(200)	—	—	—	(200)
Dividends paid and returns of contributed capital — intercompany	—	(3,254)	(3,606)	6,860	—
Capital contributions from parent	—	—	126	(126)	—

Net cash used in financing activities	(375)	(3,560)	(7,260)	6,681	(4,514)
Effect of exchange-rate changes on cash and cash equivalents	—	—	67	—	67

Net (decrease) increase in cash and cash equivalents	(634)	3	(610)	(247)	(1,488)
Adjustment for change in cash and cash equivalents of operations held-for-sale	—	(3)	1,415	—	1,412
Cash and cash equivalents at beginning of year	3,972	—	4,032	(491)	7,513

Cash and cash equivalents at March 31	$3,338	$—	$4,837	$(738)	$7,437

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Three months ended March 31, 2012 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Operating activities
Net cash (used in) provided by operating activities	$(412)	$12	$2,688	$(146)	$2,142
Investing activities
Purchases of available-for-sale securities	—	—	(3,172)	—	(3,172)
Proceeds from sales of available-for-sale securities	—	—	2,940	—	2,940
Proceeds from maturities and repayments of available-for-sale securities	—	—	1,222	—	1,222
Net (increase) decrease in finance receivables and loans	(3,691)	26	(744)	—	(4,409)
Net decrease (increase) in loans — intercompany	1,649	(9)	32	(1,672)	—
Net decrease (increase) in operating lease assets	216	—	(1,219)	—	(1,003)
Capital contributions to subsidiaries	(44)	—	—	44	—
Returns of contributed capital	366	—	—	(366)	—
Proceeds from sale of business units, net	29	—	—	—	29
Net change in restricted cash	—	—	280	—	280
Other, net	(48)	—	91	—	43

Net cash (used in) provided by investing activities	(1,523)	17	(570)	(1,994)	(4,070)
Financing activities
Net change in short-term borrowings — third party	231	3	(780)	—	(546)
Net increase in deposits	92	—	1,997	—	2,089
Proceeds from issuance of long-term debt — third party	859	5	9,885	—	10,749
Repayments of long-term debt — third party	(574)	—	(9,450)	—	(10,024)
Net change in debt — intercompany	390	(8)	(1,640)	1,258	—
Dividends paid — third party	(200)	—	—	—	(200)
Dividends paid and returns of contributed capital — intercompany	—	(11)	(501)	512	—
Capital contributions from parent	—	—	44	(44)	—

Net cash provided by (used in) by financing activities	798	(11)	(445)	1,726	2,068
Effect of exchange-rate changes on cash and cash equivalents	(136)	—	(5)	—	(141)

Net (decrease) increase in cash and cash equivalents	(1,273)	18	1,668	(414)	(1)
Adjustment for change in cash and cash equivalents of operations held-for-sale	—	—	45	—	45
Cash and cash equivalents at beginning of year	6,261	14	7,276	(516)	13,035

Cash and cash equivalents at March 31	$4,988	$32	$8,989	$(930)	$13,079

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

26. Contingencies and Other Risks

In the normal course of business, we enter into transactions that expose us to varying degrees of risk. For additional information on contingencies and other risks arising from such transactions, refer to Note 29 to the Consolidated Financial Statements.

Mortgage-Related Matters

ResCap Bankruptcy Filing

On May 14, 2012, Residential Capital, LLC (ResCap) and certain of its wholly owned direct and indirect subsidiaries (collectively, the Debtors) filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court). In connection with the filings, Ally Financial Inc. and its direct and indirect subsidiaries and affiliates (excluding the Debtors) (collectively, AFI) had reached an agreement with the Debtors and certain creditor constituencies on a prearranged Chapter 11 plan (the Plan). The Plan included a proposed settlement (the Settlement) between AFI and the Debtors, which included, among other things, an obligation of AFI to make a $750 million cash contribution to the Debtors’ estate, and a release of all existing or potential causes of action between AFI and the Debtors, as well as a release of all existing or potential ResCap-related causes of action against AFI held by third parties.

The Settlement contemplated certain milestone requirements that the Debtors failed to satisfy, including the Bankruptcy Court’s confirmation of the Plan on or before October 31, 2012. While the failure to meet this October 31 milestone would have resulted in the Settlement’s automatic termination, AFI and the Debtors agreed to monthly temporary waivers of this automatic termination through February 28, 2013. This waiver was not extended beyond this date, and therefore the Settlement has terminated.

As a result of the termination of the Settlement, AFI is no longer obligated to make the $750 million cash contribution and neither party is bound by the Settlement. Further, AFI is not entitled to receive any releases from either the Debtors or any third party claimants, as was contemplated under the Plan and Settlement. However, AFI has not withdrawn its offer to provide a $750 million cash contribution to the Debtors’ estate if an acceptable settlement can be reached. As a result of the termination of the Settlement, substantial claims could be brought against us, which could have a material adverse impact on our results of operations, financial position or cash flows. For further information with respect to the bankruptcy, refer to Note 1.

Mortgage Settlements and Consent Order

On February 9, 2012, we announced that we had reached an agreement with respect to investigations into procedures followed by mortgage servicing companies and banks in connection with mortgage origination and servicing activities and foreclosure home sales and evictions (the Mortgage Settlement). Further, as a result of an examination conducted by the FRB and FDIC, on April 13, 2011, we entered into a consent order (the Consent Order) with the FRB and the FDIC, that required, among other things, GMAC Mortgage, LLC (GMAC Mortgage) to retain independent consultants to conduct a risk assessment related to mortgage servicing activities and, separately, to conduct a review of certain past residential mortgage foreclosure actions (the Foreclosure Review). The Debtors are primarily liable for all remaining obligations under both the Mortgage Settlement and Consent Order. AFI is secondarily liable for the specific performance of required actions, and is jointly and severally liable for certain financial obligations. On September 19, 2012, the official committee of unsecured creditors appointed in the Debtors’ bankruptcy cases (the Creditors’ Committee) filed an objection to the

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Debtors’ motions to compensate the independent consultants for their Foreclosure Review services. In its objection, the Creditors’ Committee alleged, among other things, that AFI should be responsible for the costs of the Foreclosure Review. On October 11, 2012, the Bankruptcy Court entered an interim order allowing the Debtors to continue paying the independent consultants on an interim 90 day basis, while reserving all parties’ rights with respect to the allocation of costs between the Debtors and AFI for the Foreclosure Review. The Bankruptcy Court has subsequently issued interim orders authorizing the Debtors to continue paying the independent consultants until May 14, 2013.

On February 27, 2013, the Debtors filed a motion with the Bankruptcy Court seeking, for purposes of any proposed Chapter 11 plan, that GMAC Mortgage’s obligation to conduct and pay for independent file review regarding certain residential foreclosure actions and foreclosure sales prosecuted by GMAC Mortgage and its subsidiaries, as required under the Consent Order, be classified as a general unsecured claim in an amount to be determined, and that the automatic stay under the Bankruptcy Code be applied to prevent the FRB, the FDIC, and other governmental entities from taking any action to enforce the obligation against the Debtors (the Foreclosure Review Motion). The Bankruptcy Court is expected to issue a written opinion on the relief sought in the Foreclosure Review Motion in the near future. If the Bankruptcy Court approves the Foreclosure Review Motion, such governmental entities are likely to seek to enforce the obligation against AFI, and any such obligations ultimately borne by AFI could be material.

Legal Proceedings

We are subject to potential liability under various governmental proceedings, claims, and legal actions that are pending or otherwise asserted against us. We are named as defendants in a number of legal actions, and we are involved in governmental proceedings arising in connection with our respective businesses. Some of the pending actions purport to be class actions, and certain legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We establish reserves for legal claims when payments associated with the claims become probable and the payments can be reasonably estimated. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, it is generally very difficult to predict what the eventual outcome will be, and when the matter will be resolved. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for the claims.

Mortgage-backed Securities Litigation

Ally Financial Inc. and certain of its subsidiaries are named as defendants in various cases relating to ResCap mortgage-backed securities (MBS) and certain other mortgage-related matters, which are described in Note 29 to the Consolidated Financial Statements (collectively, the Mortgage Cases). We had previously disclosed that several of the Mortgage Cases were subject to orders entered by the Bankruptcy Court staying the matters through April 30, 2013 in connection with the Debtors bankruptcy. On May 1, 2013, all stay orders applicable to the Ally non-Debtor defendants with respect to the Mortgage Cases expired. As a result, all of the Mortgage Cases are proceeding against us.

The following supplements the case descriptions provided in Note 29 to the Consolidated Financial Statements.

FDIC Litigation

The Federal Deposit Insurance Corporation filed four complaints against Ally Securities LLC (Ally Securities) between May 2012 and August 2012 alleging violations of federal and state securities laws, in each alleging that

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Ally Securities made misleading statements in a registration statement. Plaintiff seeks rescission and money damages in all cases including pre- and post-judgment interest, attorney’s fees and costs of court. Ally Securities has motions to dismiss pending in two of the four cases. Of the remaining two cases, one case has been remanded to state court in Texas, and the FDIC is challenging the federal court’s jurisdiction in the second case.

FHLB Litigation

The claims against Ally Financial Inc. and GMAC Mortgage Group were dismissed in an order dated March 14, 2013. The negligent misrepresentation claim remains against Ally Securities.

New Jersey Carpenters Litigation

A class was certified upon Plaintiffs’ request for reconsideration. The defendants’ application for leave to appeal the class certification was denied on March 26, 2013.

Union Central Life Litigation

The defendants filed motion to dismiss on July 27, 2012, which was granted, and the case was dismissed on March 29, 2013. The plaintiffs have until May 28, 2013 to amend their complaint.

Regulatory Matters

We continue to respond to subpoenas and document requests from the SEC, seeking information covering a wide range of mortgage-related matters, including, among other things, various aspects surrounding securitizations of residential mortgages. We are also responding to subpoenas received from the U.S. Department of Justice, which include broad requests for documentation and other information in connection with its investigation of potential fraud and other potential legal violations related to mortgage backed securities, as well as the origination and/or underwriting of mortgage loans. In addition, the CFPB has recently advised us that they are investigating certain of our retail financing practices. It is possible that this could result in actions against us.

Loan Repurchases and Obligations Related to Loan Sales

Representation and Warranty Obligation Reserve Methodology

The representation and warranty reserve was $170 million at March 31, 2013 with respect to our sold and serviced loans. The liability for representation and warranty obligations reflects management’s best estimate of probable losses with respect to Ally Bank’s mortgage loans sold to Freddie Mac and Fannie Mae. We considered historical and recent demand trends in establishing the reserve. The methodology used to estimate the reserve considers a variety of assumptions including borrower performance (both actual and estimated future defaults), repurchase demand behavior, historical loan defect experience, historical mortgage insurance rescission experience, and historical and estimated future loss experience, which includes projections of future home price changes as well as other qualitative factors including investor behavior. It is difficult to predict and estimate the level and timing of any potential future demands. In cases where we may not be able to reasonably estimate losses, a liability is not recognized. Management monitors the adequacy of the overall reserve and makes adjustments to the level of reserve, as necessary, after consideration of other qualitative factors including ongoing dialogue and experience with counterparties. At the time a loan is sold, an estimate of the fair value of the liability is recorded and classified in accrued expenses and other liabilities on our Condensed Consolidated Balance Sheet and recorded as a component of gain (loss) on mortgage and automotive loans, net, in our

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

Condensed Consolidated Statement of Comprehensive Income. We recognize changes in the liability when additional relevant information becomes available. Changes in the estimate are recorded as other operating expenses in our Condensed Consolidated Statement of Comprehensive Income.

On April 16, 2013, we completed the sales of agency MSRs to Ocwen Financial Corporation and Quicken Loans, Inc. The sale to Ocwen Financial Corporation included the transfer of the representation and warranty liabilities associated with the majority of the MSRs sold at a specified price. The repurchase reserve at March 31, 2013 also reflects losses associated with this contractual obligation. Pursuant to that obligation, we recognized additional provision expense in the period to reflect the terms of the sale of the MSRs asset. Refer to Note 27 to the Condensed Consolidated Financial Statements for further information related to the MSRs sale.

The following table summarizes the changes in our reserve for representation and warranty obligations.

Three months ended March 31, ($ in millions)	2013 (a)	2012 (b)
Balance at January 1,	$105	$825
Provision for mortgage representation and warranty expenses
Loan sales	4	5
Change in estimate — continuing operations	83	19

Total additions	87	24
Resolved claims (c)	(23)	(42)
Recoveries	1	4

Balance at March 31,	$170	$811

(a)	The liabilities are held by Ally Bank and a majority of the previous liability was eliminated as a result of the deconsolidation of ResCap. Refer to Note 1 for more information regarding the Debtors’ Bankruptcy and the deconsolidation of ResCap.

(b)	Includes activities of our discontinued operations.

(c)	Includes principal losses and accrued interest on repurchased loans, indemnification payments, and settlements with counterparties.

Other Contingencies

We are subject to potential liability under various other exposures including tax, nonrecourse loans, self-insurance, and other miscellaneous contingencies. We establish reserves for these contingencies when the loss becomes probable and the amount can be reasonably estimated. The actual costs of resolving these items may be substantially higher or lower than the amounts reserved for any one item. Based on information currently available, it is the opinion of management that the eventual outcome of these items will not have a material adverse impact on our results of operations, financial position, or cash flows.

27. Subsequent Events

Declaration of Quarterly Dividend Payments

On April 11, 2013, the Ally Board of Directors declared quarterly dividend payments on certain outstanding preferred stock. This included a cash dividend of $1.125 per share, or a total of $134 million, on Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2; a cash dividend of $17.50 per share, or a total

ALLY FINANCIAL INC.

Notes to Condensed Consolidated Financial Statements (unaudited) — (Continued)

of $45 million, on Fixed Rate Cumulative Perpetual Preferred Stock, Series G; and a cash dividend of $0.53 per share, or a total of $22 million, on Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A. The dividends are payable on May 15, 2013.

Majority of European and Latin American Operations Sale

On April 1, 2013, we completed the sale of the majority of our operations in Europe and Latin America to General Motors Financial Company, Inc. (GM Financial), a wholly-owned subsidiary of General Motors Co. The transaction included European operations in Germany, the United Kingdom, Italy, Sweden, Switzerland, Austria, Belgium, and the Netherlands; and Latin American operations in Mexico, Chile, and Colombia. We received $2.6 billion for the business, which was composed of a $2.4 billion payment at closing and $190 million of dividends paid by the business to us prior to the closing.

Mortgage Servicing Rights Sale

On April 16, 2013, we completed the sales of approximately $115 billion in unpaid principal balance (UPB) of agency MSRs to Ocwen Financial Corp. and Quicken Loans, Inc. In total, we received approximately $850 million in proceeds for the transactions. Final proceeds for the transactions are subject to adjustment based on the actual UPB on the closing dates. Additionally, the sale of our remaining MSRs is under agreement to close in stages over the coming months.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ally Financial Inc.:

We have audited the accompanying Consolidated Balance Sheet of Ally Financial Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Detroit, Michigan

March 1, 2013 (July 8, 2013 as to Note 2, Discontinued and Held-for-Sale Operations, Note 22, Derivative Instruments and Hedging Activities, and Note 31, Subsequent Events)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ally Financial Inc.:

We have audited the internal control over financial reporting of Ally Financial Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, as stated in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012, of the Company and our report dated March 1, 2013 (July 8, 2013 as to Note 2, Discontinued and Held-for-Sale Operations, Note 22, Derivative Instruments and Hedging Activities, and Note 31, Subsequent Events), expressed an unqualified opinion on those consolidated financial statements.

/S/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Detroit, Michigan
March 1, 2013

Consolidated Statement of Income

Year ended December 31, ($ in millions)	2012	2011	2010
Financing revenue and other interest income
Interest and fees on finance receivables and loans	$4,539	$4,189	$3,882
Interest on loans held-for-sale	98	180	340
Interest on trading assets	10	8	1
Interest and dividends on available-for-sale investment securities	292	350	320
Interest-bearing cash	24	15	30
Operating leases	2,379	1,929	2,583

Total financing revenue and other interest income	7,342	6,671	7,156
Interest expense
Interest on deposits	645	615	580
Interest on short-term borrowings	71	61	45
Interest on long-term debt	3,336	3,930	4,207

Total interest expense	4,052	4,606	4,832
Depreciation expense on operating lease assets	1,399	941	1,251

Net financing revenue	1,891	1,124	1,073
Other revenue
Servicing fees	409	525	522
Servicing asset valuation and hedge activities, net	(4)	(434)	(617)

Total servicing income, net	405	91	(95)
Insurance premiums and service revenue earned	1,055	1,153	1,342
Gain on mortgage and automotive loans, net	379	229	587
Loss on extinguishment of debt	(148)	(64)	(124)
Other gain on investments, net	146	258	501
Other income, net of losses	737	621	461

Total other revenue	2,574	2,288	2,672
Total net revenue	4,465	3,412	3,745
Provision for loan losses	329	161	361
Noninterest expense
Compensation and benefits expense	1,106	993	1,087
Insurance losses and loss adjustment expenses	454	452	511
Other operating expenses	2,062	1,983	2,023

Total noninterest expense	3,622	3,428	3,621
Income (loss) from continuing operations before income tax expense	514	(177)	(237)
Income tax (benefit) expense from continuing operations	(856)	42	97

Net income (loss) from continuing operations	1,370	(219)	(334)
(Loss) income from discontinued operations, net of tax	(174)	62	1,363

Net income (loss)	$1,196	$(157)	$1,029

Statement continues on the next page.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Income

Year ended December 31, ($ in millions except per share data)	2012	2011	2010
Net income (loss) attributable to common shareholders
Net income (loss) from continuing operations	$1,370	$(219)	$(334)
Preferred stock dividends — U.S. Department of Treasury	(535)	(534)	(963)
Preferred stock dividends	(267)	(260)	(282)
Impact of preferred stock conversion or amendment (a)	—	32	(616)

Net income (loss) from continuing operations attributable to common shareholders (b)	568	(981)	(2,195)

(Loss) income from discontinued operations, net of tax	(174)	62	1,363

Net income (loss) attributable to common shareholders	$394	$(919)	$(832)

Basic weighted-average common shares outstanding	1,330,970	1,330,970	800,597

Diluted weighted-average common shares outstanding (b)	1,330,970	1,330,970	800,597

Basic earnings per common share
Net income (loss) from continuing operations	$427	$(738)	$(2,742)
Loss (income) from discontinued operations, net of tax	(131)	47	1,703

Net income (loss)	$296	$(691)	$(1,039)

Diluted earnings per common share (b)
Net income (loss) from continuing operations	$427	$(738)	$(2,742)
Loss (income) from discontinued operations, net of tax	(131)	47	1,703

Net income (loss)	$296	$(691)	$(1,039)

(a)	Refer to Note 18 to the Consolidated Financial Statements for further detail.

(b)	Due to the antidilutive effect of converting the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares and the net loss from continuing operations attributable to common shareholders for 2011 and 2010, respectively, net income (loss) from continuing operations attributable to common shareholders and basic weighted-average common shares outstanding were used to calculate basic and diluted earnings per share.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Comprehensive Income

Year ended December 31, ($ in millions)	2012	2011	2010
Net income (loss)	$1,196	$(157)	$1,029
Other comprehensive income (loss), net of tax
Unrealized gains (losses) on investment securities
Net unrealized gains arising during the period	331	196	320
Less: Net realized gains reclassified to net income	141	284	497

Net change	190	(88)	(177)
Translation adjustments and net investment hedges
Translation adjustments	184	(237)	165
Hedges	(168)	173	(182)

Net change	16	(64)	(17)
Cash flow hedges
Net unrealized (losses) gains arising during the period	(4)	—	33
Defined benefit pension plans
Net losses, prior service costs, and transition obligations arising during the period	(36)	(27)	(59)
Less: Net losses, prior service costs, and transition obligations reclassified to net income	(58)	(7)	(19)

Net change	22	(20)	(40)

Other comprehensive income (loss), net of tax	224	(172)	(201)
Cumulative effect of change in accounting principle (a)	—	—	(4)

Comprehensive income (loss)	$1,420	$(329)	$824

(a)	Relates to the adoption of ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheet

December 31, ($ in millions)	2012	2011
Assets
Cash and cash equivalents
Noninterest-bearing	$1,073	$2,475
Interest-bearing	6,440	10,560

Total cash and cash equivalents	7,513	13,035
Trading assets	—	622
Investment securities	14,178	15,135
Loans held-for-sale, net ($2,490 and $3,919 fair value-elected)	2,576	8,557
Finance receivables and loans, net
Finance receivables and loans, net ($ and $835 fair value-elected)	99,055	114,755
Allowance for loan losses	(1,170)	(1,503)

Total finance receivables and loans, net	97,885	113,252
Investment in operating leases, net	13,550	9,275
Mortgage servicing rights	952	2,519
Premiums receivable and other insurance assets	1,609	1,853
Other assets	11,908	18,741
Assets of operations held-for-sale	32,176	1,070

Total assets	$182,347	$184,059

Liabilities
Deposit liabilities
Noninterest-bearing	$1,977	$2,029
Interest-bearing	45,938	43,021

Total deposit liabilities	47,915	45,050
Short-term borrowings	7,461	7,680
Long-term debt ($ and $830 fair value-elected)	74,561	92,885
Interest payable	932	1,587
Unearned insurance premiums and service revenue	2,296	2,576
Accrued expenses and other liabilities ($ and $29 fair value-elected)	6,585	14,664
Liabilities of operations held-for-sale	22,699	337

Total liabilities	162,449	164,779
Equity
Common stock and paid-in capital	19,668	19,668
Mandatorily convertible preferred stock held by U.S. Department of Treasury	5,685	5,685
Preferred stock	1,255	1,255
Accumulated deficit	(7,021)	(7,415)
Accumulated other comprehensive income	311	87

Total equity	19,898	19,280

Total liabilities and equity	$182,347	$184,059

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheet

The assets of consolidated variable interest entities, presented based upon the legal transfer of the underlying assets in order to reflect legal ownership, that can be used only to settle obligations of the consolidated variable interest entities and the liabilities of these entities for which creditors (or beneficial interest holders) do not have recourse to our general credit were as follows.

December 31, ($ in millions)	2012	2011
Assets
Loans held-for-sale, net	$—	$9
Finance receivables and loans, net
Finance receivables and loans, net ($ and $835 fair value-elected)	31,510	40,935
Allowance for loan losses	(144)	(210)

Total finance receivables and loans, net	31,366	40,725
Investment in operating leases, net	6,060	4,389
Other assets	2,868	3,029
Assets of operations held-for-sale	12,139	—

Total assets	$52,433	$48,152

Liabilities
Short-term borrowings	$400	$795
Long-term debt ($ and $830 fair value-elected)	26,461	33,143
Interest payable	1	14
Accrued expenses and other liabilities	16	405
Liabilities of operations held-for-sale	9,686	—

Total liabilities	$36,564	$34,357

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Changes in Equity

($ in millions)	Common stock and paid-in capital	Mandatorily convertible preferred stock held by U.S. Department of Treasury	Preferred stock	Accumulated deficit	Accumulated other comprehensive income	Total equity
Balance at January 1, 2010 (a)	$13,829	$10,893	$1,287	$(5,732)	$464	$20,741
Capital contributions	15					15
Net income				1,029		1,029
Preferred stock dividends — U.S. Department of Treasury				(963)		(963)
Preferred stock dividends				(282)		(282)
Dividends to shareholders				(11)		(11)
Conversion of preferred stock and related amendment (b)	5,824	(5,208)		(616)		—
Other comprehensive loss					(205)	(205)
Other (c)				74		74

Balance at December 31, 2010 (a)	$19,668	$5,685	$1,287	$(6,501)	$259	$20,398

Net loss				(157)		(157)
Preferred stock dividends — U.S. Department of Treasury				(534)		(534)
Preferred stock dividends				(260)		(260)
Series A preferred stock amendment (b)			(32)	32		—
Other comprehensive loss					(172)	(172)
Other (c)				5		5

Balance at December 31, 2011	$19,668	$5,685	$1,255	$(7,415)	$87	$19,280

Net income				1,196		1,196
Preferred stock dividends — U.S. Department of Treasury				(535)		(535)
Preferred stock dividends				(267)		(267)
Other comprehensive income					224	224

Balance at December 31, 2012	$19,668	$5,685	$1,255	$(7,021)	$311	$19,898

(a)	Includes decreases of $46 million and $45 million, respectively, for the years ended December 31, 2010 and 2009, from previously reported balances for the correction of immaterial errors. Refer to Note 1 for further detail.

(b)	Refer to Note 18 to the Consolidated Financial Statements for further detail.

(c)	Represents a reduction of the estimated payment accrued for tax distributions as a result of the completion of the GMAC LLC U.S. Return of Partnership Income for the tax period January 1, 2009, through June 30, 2009.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Cash Flows

Year ended December 31, ($ in millions)	2012	2011	2010
Operating activities
Net income (loss)	$1,196	$(157)	$1,029
Reconciliation of net income (loss) to net cash provided by operating activities
Depreciation and amortization	2,381	2,713	4,146
Other impairment	19	40	170
Changes in fair value of mortgage servicing rights	677	1,606	872
Provision for loan losses	405	217	469
Gain on sale of loans, net	(527)	(459)	(1,014)
Net gain on investment securities	(177)	(294)	(520)
Loss on extinguishment of debt	148	64	123
Originations and purchases of loans held-for-sale	(33,075)	(60,270)	(73,823)
Proceeds from sales and repayments of loans held-for-sale	34,073	61,187	80,093
Impairment and accruals related to Residential Capital, LLC deconsolidation	1,192	—	—
Net change in
Trading securities	595	(483)	(39)
Deferred income taxes	(1,491)	(198)	(272)
Interest payable	(311)	(98)	177
Other assets	802	(311)	1,240
Other liabilities	(595)	1,390	(504)
Other, net	(263)	546	(540)

Net cash provided by operating activities	5,049	5,493	11,607

Investing activities
Purchases of available-for-sale securities	(12,816)	(19,377)	(24,116)
Proceeds from sales of available-for-sale securities	7,662	14,232	17,872
Proceeds from maturities and repayment of available-for-sale securities	5,673	4,965	4,527
Net increase in finance receivables and loans	(11,943)	(16,998)	(17,344)
Proceeds from sales of finance receivables and loans	2,332	2,868	3,138
Purchases of operating lease assets	(7,444)	(6,528)	(3,551)
Disposals of operating lease assets	1,745	5,517	8,627
Proceeds from sale of business units, net (a)	516	50	161
Net cash effect from deconsolidation of Residential Capital, LLC	(539)	—	—
Other, net	(1,741)	1,143	3,119

Net cash used in investing activities	(16,555)	(14,128)	(7,567)

Statement continues on the next page.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Cash Flows

Year ended December 31, ($ in millions)	2012	2011	2010
Financing activities
Net change in short-term borrowings	2,694	514	(3,629)
Net increase in bank deposits	7,580	5,840	6,556
Proceeds from issuance of long-term debt	39,401	44,754	39,002
Repayments of long-term debt	(39,909)	(40,473)	(49,530)
Dividends paid	(802)	(819)	(1,253)
Other, net	(927)	234	869

Net cash provided by (used in) financing activities	8,037	10,050	(7,985)
Effect of exchange-rate changes on cash and cash equivalents	(58)	49	102

Net (decrease) increase in cash and cash equivalents	(3,527)	1,464	(3,843)
Adjustment for change in cash and cash equivalents of operations held-for-sale (a) (b)	(1,995)	(99)	725
Cash and cash equivalents at beginning of year	13,035	11,670	14,788

Cash and cash equivalents at end of year	$7,513	$13,035	$11,670

Supplemental disclosures
Cash paid for
Interest	$5,311	$5,630	$5,531
Income taxes	404	507	517
Noncash items
Increase in finance receivables and loans due to a change in accounting principle (c)	—	—	17,990
Increase in long-term debt due to a change in accounting principle (c)	—	—	17,054
Transfer of mortgage servicing rights into trading securities through certification	—	266	—
Conversion of preferred stock to common equity	—	—	5,208
Other disclosures
Proceeds from sales and repayments of mortgage loans held-for-investment originally designated as held-for-sale	127	241	1,324
Consolidation of loans, net	—	—	137
Consolidation of variable interest entity debt	—	—	78
Deconsolidation of loans, net	—	—	1,969
Deconsolidation of variable interest entity debt	—	—	1,903

(a)	The amounts are net of cash and cash equivalents of $147 million at December 31, 2012, $88 million at December 31, 2011, and $1.2 billion at December 31, 2010 of business units at the time of disposition.

(b)	Cash flows of discontinued operations are reflected within operating, investing, and financing activities in the Consolidated Statement of Cash Flows. The cash balance of these operations is reported as assets of operations held-for-sale on the Consolidated Balance Sheet.

(c)	Relates to the adoption of ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements

1. Description of Business, Basis of Presentation, and Changes in Significant Accounting Policies

Ally Financial Inc. (formerly GMAC Inc. and referred to herein as Ally, we, our, or us) is a leading, independent, diversified, financial services firm. Founded in 1919, we are a leading automotive financial services company with over 90 years experience providing a broad array of financial products and services to automotive dealers and their customers. We became a bank holding company on December 24, 2008, under the Bank Holding Company Act of 1956, as amended. Our banking subsidiary, Ally Bank, is an indirect wholly owned subsidiary of Ally Financial Inc. and a leading franchise in the growing direct (online and telephonic) banking market.

Residential Capital, LLC

On May 14, 2012 (the Petition Date), Residential Capital, LLC (ResCap) and certain of its wholly owned direct and indirect subsidiaries (collectively, the Debtors) filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). In connection with the filings in May, Ally Financial Inc. and its direct and indirect subsidiaries and affiliates (excluding the Debtors) (collectively, AFI) had reached an agreement with the Debtors and certain creditor constituencies on a prearranged Chapter 11 plan (the Plan). The Plan included a proposed settlement (the Settlement) between AFI and the Debtors, which included, among other things, an obligation of AFI to make a $750 million cash contribution to the Debtors’ estate, and a release of all existing or potential causes of action between AFI and the Debtors, as well as a release of all existing or potential ResCap-related causes of action against AFI held by third parties.

The Settlement contemplated certain milestone requirements that the Debtors failed to satisfy, including the Bankruptcy Court’s confirmation of the Plan on or before October 31, 2012. While the failure to meet this October 31 milestone would have resulted in the Settlement’s automatic termination, AFI and the Debtors agreed to monthly temporary waivers of this automatic termination through February 28, 2013. This waiver was not extended beyond this date, and therefore the Settlement has terminated.

On November 21, 2012, the Bankruptcy Court entered orders approving the sale of the Debtors’ (i) mortgage servicing platform (the Platform Sale) to Ocwen Loan Servicing, LLC and Walter Investment Management Corp. and (ii) “whole-loan” portfolio (the Whole-Loan Sale) to Berkshire Hathaway Inc. under section 363 of the Bankruptcy Code, and not as part of the Plan as originally contemplated. The Whole-Loan Sale closed on February 5, 2013, and the Platform Sale closed on February 15, 2013.

As of the Petition Date, institutional investors in residential mortgage-backed securities (RMBS Investors) issued by ResCap’s affiliates and holding more than 25 percent of at least one class in each of 290 securitizations agreed to settle alleged representation and warranty claims against the Debtors’ estates in exchange for a total $8.7 billion allowed claim in the Debtors’ bankruptcy cases, subject to the applicable securitization trustees’ acceptance of the terms of the settlements (the RMBS Settlements). The RMBS Investors also signed separate plan support agreements (PSAs) with the Debtors and AFI in support of the Plan at the time of entering into the RMBS Settlements. To date, RMBS Investors holding more than 25 percent of at least one class in each of 336 securitizations have agreed to the RMBS Settlements. These 336 securitizations have an aggregate original principal balance of approximately $189 billion (out of a total of 392 outstanding securitizations with an original principal balance of $221 billion). The RMBS Settlements are subject to Bankruptcy Court approval, and the Bankruptcy Court has scheduled a hearing to consider such approval in late May 2013. The PSAs are not part of this scheduled Bankruptcy Court hearing. A number of creditors have raised objections to the RMBS Settlements, and the trustees representing the securitization trusts and AFI have filed statements in support of the

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Debtors’ motion to approve the RMBS Settlements. Separately, the Debtors have failed to meet several Plan milestones in their bankruptcy cases, each of which has given the RMBS Investors the right to terminate the PSAs upon three business days advance written notice to the Debtors and AFI. The RMBS Investors have not given the Debtors and AFI such a notice to date, but have the right to do so at any time. If the RMBS Settlements were not approved or the RMBS Investors were to decide not to support any proposed plan, it could adversely impact the likelihood that any such proposed plan is approved by the Bankruptcy Court. AFI continues to support the RMBS Settlements at this time.

On June 4, 2012, Berkshire Hathaway Inc. filed a motion in the Bankruptcy Court for the appointment of an independent examiner to investigate, among other things, certain of the Debtors’ transactions with AFI occurring prior to the Petition Date, any claims the Debtors may hold against AFI’s officers and directors, and any claims the Debtors proposed to release under the Plan. On June 20, 2012, the Bankruptcy Court approved the appointment of an examiner and, subsequently, the United States Trustee for the Southern District of New York appointed former bankruptcy judge Arthur J. Gonzalez, Esq. as the examiner (the Examiner). On July 27, 2012, the Bankruptcy Court entered an order approving the scope of the Examiner’s investigation. The investigation includes, among other things: (a) all material pre-petition transactions between or among the Debtors and AFI, Cerberus Capital Management, L.P. and its subsidiaries and affiliates, and/or Ally Bank; (b) certain post-petition negotiations and transactions with the Debtors, including with respect to plan sponsor, plan support, and settlement agreements, the debtor-in-possession financing with AFI, the stalking horse asset purchase agreement with AFI, and the servicing agreement with Ally Bank; (c) all state and federal law claims or causes of action the Debtors proposed to release as part of the Plan; and (d) the release of all existing or potential ResCap-related causes of action against AFI held by third parties. In the Examiner’s original work plan, the Examiner estimated that his investigation and related report would be completed six months from approximately August 6, 2012. However, on February 7, 2013 the Examiner informed the Bankruptcy Court in the third supplement to the work plan that the investigation and related report will not be completed until early May 2013.

On December 26, 2012, the Bankruptcy Court, in an effort to facilitate plan negotiations, entered an order appointing bankruptcy judge James M. Peck, Esq. as mediator to assist the parties in resolving certain issues relating to the formulation and confirmation of the Plan. There can be no assurance that the mediation process will continue or will ultimately lead to a successful agreement among the parties.

On February 26, 2013, the official committee of unsecured creditors appointed in the Debtors’ bankruptcy cases (the Creditors’ Committee) filed with the Bankruptcy Court a response to the Debtors’ motions for appointment of a chief restructuring officer and to extend their exclusive period to file a chapter 11 plan, which, among other things, states that the Creditors’ Committee supports such extension through and including April 30, 2013, and during such time the Creditors’ Committee will agree not to bring any claims against AFI. The response further states that the Debtors consent to the Creditors’ Committee seeking standing in the Bankruptcy Court to prosecute and/or settle the Debtors’ alleged claims against AFI and agree to settle claims against AFI only with Creditors’ Committee consent.

On February 27, 2013, the Debtors filed a motion with the Bankruptcy Court seeking, for purposes of any proposed chapter 11 plan, that GMAC Mortgage’s obligation to conduct and pay for independent file review regarding certain residential foreclosure actions and foreclosure sales prosecuted by GMAC Mortgage and its subsidiaries, as required under the Consent Order, be classified as a general unsecured claim in an amount to be determined, and that the automatic stay under the Bankruptcy Code be applied to prevent the FRB, the FDIC, and other governmental entities from taking any action to enforce the obligation against the Debtors. If the Bankruptcy Court approves the motion, such governmental entities are likely to seek to enforce the obligation against AFI, and any such obligations ultimately borne by AFI could be material. The Debtors have requested that the motion be heard at a hearing on March 21, 2013.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

We are currently named as defendants in various lawsuits relating to ResCap mortgage-backed securities and certain other mortgage-related matters, which are described in more detail in Note 29. Substantially all of these matters are currently subject to orders entered by the Bankruptcy Court staying the matters through either March 31, 2013 or April 30, 2013. Unless the Debtors seek and obtain Bankruptcy Court approval to extend these stay orders, these matters are expected to proceed against us once the applicable stay orders expire.

As a result of the termination of the Settlement, AFI is no longer obligated to make the $750 million cash contribution and neither party is bound by the Settlement. Further, AFI is not entitled to receive any releases from either the Debtors or any third party claimants, as was contemplated under the Plan and Settlement. However, AFI has not withdrawn its offer to provide a $750 million cash contribution to the Debtors’ estate if an acceptable settlement can be reached. As a result of the termination of the Settlement, substantial claims could be brought against us, which could have a material adverse impact on our results of operations, financial position or cash flows. We would have strong legal and factual defenses with respect to any such claims, and would vigorously defend them.

As a result of the bankruptcy filing, effective May 14, 2012, we have deconsolidated ResCap from our financial statements. Based on our assessment of the effect of the deconsolidation of ResCap, obligations under the Plan, and other impacts related to the Chapter 11 filing, we recorded a charge of $1.2 billion during 2012, within our (loss) income from discontinued operations, net of tax. This charge primarily consists of the impairment of Ally’s $442 million equity investment in ResCap and the $750 million cash contribution to be made by us to the Debtors’ estate described above. As of December 31, 2012, we have $1.3 billion of financing due from ResCap, which is classified as Finance Receivables and Loans, net on our Consolidated Balance Sheet. We maintain no allowance or impairment against these receivables because management considers them to be fully collectible. At December 31, 2012, our hedging arrangements with ResCap were fully collateralized. Additionally, under a shared services agreement (SSA), each entity agreed to provide services to the other for a period of one year. The SSA will automatically renew each year unless either entity provides written notice of nonrenewal to the other party at least three months prior to the expiration. The SSA fees received by Ally and the expenses paid to ResCap will be reflected within the Consolidated Statement of Income as a reduction or increase of noninterest expense. Because of the uncertain nature of the bankruptcy proceedings, we cannot predict the ultimate financial impact to Ally. Refer to Note 29 for additional information regarding these bankruptcy proceedings.

Consolidation and Basis of Presentation

The Consolidated Financial Statements include our accounts and accounts of our majority-owned subsidiaries after eliminating all significant intercompany balances and transactions and include all variable interest entities (VIEs) in which we are the primary beneficiary. Refer to Note 10 for further details on our VIEs. Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by bank regulatory authorities.

We operate our international subsidiaries in a similar manner as we operate in the United States of America (U.S. or United States), subject to local laws or other circumstances that may cause us to modify our procedures accordingly. The financial statements of subsidiaries that operate outside of the United States generally are measured using the local currency as the functional currency. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. The resulting translation adjustments are recorded in accumulated other comprehensive income. Income and expense items are translated at average exchange rates prevailing during the reporting period.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Correction of Immaterial Error

We have revised our consolidated financial statements for the years ended December 31, 2010 and 2009, for the correction of an immaterial error related to the accounting for a fair value derivative hedge associated with a specific bond affected by our 2008 bond exchange. The correction of the error resulted in an increase in long-term debt and an associated increase in interest on long-term debt that reduced previously reported net income by $46 million and $45 million for the years ended December 31, 2010 and 2009, respectively. Total equity at December 31, 2010 has also been reduced by $91 million compared to amounts previously reported. We concluded based on our quantitative and qualitative analysis that these related amounts are not material to our results of operations or financial condition.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and that affect income and expenses during the reporting period and related disclosures. In developing the estimates and assumptions, management uses all available evidence; however, actual results could differ because of uncertainties associated with estimating the amounts, timing, and likelihood of possible outcomes.

Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and certain highly liquid investment securities with maturities of three months or less from the date of purchase. Cash and cash equivalents that have restrictions on our ability to withdraw the funds are included in other assets on our Consolidated Balance Sheet. The book value of cash equivalents approximates fair value because of the short maturities of these instruments. Certain securities with original maturities less than 90 days that are held as a portion of longer-term investment portfolios, primarily held by our Insurance operations, are classified as investment securities.

Securities

Our portfolio of securities includes government securities, corporate bonds, asset- and mortgage-backed securities (MBS), interests in securitization trusts, equity securities, and other investments. Securities are classified based on management’s intent. Our trading assets primarily consisted of MBS and retained and purchased interests in certain securitizations. The trading assets are carried at fair value with changes in fair value recorded in current period earnings. All other securities are classified as available-for-sale and carried at fair value with unrealized gains and losses included in accumulated other comprehensive income or loss, on an after-tax basis. Premiums and discounts on debt securities are amortized as an adjustment to investment yield generally over the stated maturity of the security. We employ a systematic methodology that considers available evidence in evaluating potential other-than-temporary impairment of our investments classified as available-for-sale. If the cost of an investment exceeds its fair value, we evaluate, among other factors, the magnitude and duration of the decline in fair value. We also evaluate the financial health of and business outlook for the issuer, the performance of the underlying assets for interests in securitized assets, and our intent and ability to hold the investment.

Once a decline in fair value of an equity security is determined to be other-than-temporary, an impairment charge for the credit component is recorded to other gain (loss) on investments, net, in our Consolidated Statement of Income, and a new cost basis in the investment is established. Noncredit component losses of a debt security are

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

recorded in other comprehensive income (loss) when we do not intend to sell the security or it is not more likely than not that we will have to sell the security prior to the security’s anticipated recovery. Noncredit component losses are amortized over the remaining life of the debt security by offsetting the recorded value of the asset.

Realized gains and losses on investment securities are reported in other gain (loss) on investments, net, and are determined using the specific identification method.

For information on investment securities refer to Note 6.

Loans Held-for-sale

Loans held-for-sale may include consumer automobile, consumer mortgage, and commercial receivables and loans. Loans held-for-sale are carried at either fair value because of the fair value option election or lower of cost or estimated fair value. Loan origination fees, as well as discount points and incremental direct origination costs, are initially recorded as an adjustment of the cost basis of the loan and are reflected in the gain or loss on sale of loans when sold. Fair value is determined by type of loan and is generally based on contractually established commitments from investors, current investor yield requirements, current secondary market pricing, or cash flow models using market-based yield requirements. Our fair value option election loans primarily consist of conforming and government-insured mortgage loans. Refer to Note 7 for information on loans held-for-sale and Note 25 for information on fair value measurement.

Finance Receivables and Loans

Finance receivables and loans are reported at the principal amount outstanding, net of unearned income, premiums and discounts, and allowances. Unearned income, which includes unearned rate support received from an automotive manufacturer on certain automotive loans and deferred origination fees reduced by origination costs, is amortized over the contractual life of the related finance receivable or loan using the effective interest method. We make incentive payments for consumer auto loan originations to automotive dealers under our Ally Dealer Rewards Program and account for these payments as direct loan origination costs. Loan commitment fees are generally deferred and amortized over the commitment period. For information on finance receivables and loans, refer to Note 8.

We classify finance receivables and loans between loans held-for-sale and loans held-for-investment based on management’s assessment of our intent and ability to hold loans for the foreseeable future or until maturity. Management’s intent and ability with respect to certain loans may change from time to time depending on a number of factors including economic, liquidity, and capital conditions. Management’s view of the foreseeable future is based on the longest reasonably reliable net income, liquidity, and capital forecast period.

Our portfolio segments are based on the level at which we develop and document our methodology for determining the allowance for loan losses. Additionally, the classes of finance receivables are based on several factors including the method for monitoring and assessing credit risk, the method of measuring carrying value, and the risk characteristics of the finance receivable. Based on an evaluation of our process for developing the allowance for loan losses including the nature and extent of exposure to credit risk arising from finance receivables, we have determined our portfolio segments to be consumer automobile, consumer mortgage, and commercial.

•	Consumer automobile — Consists of retail automobile financing for new and used vehicles.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

•	Consumer mortgage — Consists of the following classes of finance receivables.

•	1st Mortgage — Consists of residential mortgage loans that are secured in a first-lien position and have priority over all other liens or claims on the respective collateral.

•	Home equity — Consists of residential home equity loans or mortgages with a subordinate-lien position.

•	Commercial — Consists of the following classes of finance receivables.

•	Commercial and Industrial

•

Automobile — Consists of financing operations to fund dealer purchases of new and used vehicle through wholesale or floorplan financing. Additional commercial offerings include automotive dealer term loans, revolving lines of credit, and dealer fleet financing.

•	Mortgage — Consists primarily of warehouse lending.

•	Other — Consists of senior secured commercial lending.

•	Commercial Real Estate

•	Automobile — Consists of term loans to finance dealership land and buildings.

•

Mortgage — Related primarily to activities within our business capital group, which provides financing to residential land developers and homebuilders. These activities are in wind-down and do not represent a material component of our business.

Nonaccrual Loans

Revenue recognition is suspended when any finance receivables and loans are placed on nonaccrual status. Generally, all classes of finance receivables and loans are placed on nonaccrual status when principal or interest has been delinquent for 90 days or when full collection is determined not to be probable. Exceptions include commercial real estate loans that are placed on nonaccrual status when delinquent for 60 days. These loans are reported as nonperforming loans in Note 8. Revenue accrued, but not collected, at the date finance receivables and loans are placed on nonaccrual status is reversed and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status. However, where there is doubt regarding the ultimate collectability of loan principal, all cash received is applied to reduce the carrying value of such loans. Finance receivables and loans are restored to accrual status only when contractually current and the collection of future payments is reasonably assured.

Generally, we recognize all classes of loans as past due when they are 30 days delinquent on making a contractually required payment.

Impaired Loans

All classes of loans are considered impaired when we determine it is probable that we will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

For all classes of consumer loans, impaired loans are loans that have been modified in troubled debt restructurings.

All classes of commercial loans are considered impaired on an individual basis and reported as impaired when we determine it is probable that we will be unable to collect all amounts due according to the terms of the loan agreement.

For all classes of impaired loans, income recognition is consistent with that of nonaccrual loans discussed above. For collateral dependent loans, if the recorded investment in impaired loans exceeds the fair value of the collateral, a charge-off is recorded consistent with the TDR discussion below.

Troubled Debt Restructurings (TDRs)

When the terms of finance receivables or loans are modified, consideration must be given as to whether or not the modification results in a TDR. A modification is considered to be a TDR when both a) the borrower is experiencing financial difficulty and b) we grant a concession to the borrower. These considerations require significant judgment and vary by portfolio segment. In all cases, the cumulative impacts of all modifications are considered at the time of the most recent modification.

For all classes of consumer loans, various qualitative factors are utilized for assessing the financial difficulty of the borrower. These include, but are not limited to, the borrowers default status on any of its debts, bankruptcy and recent changes in financial circumstances (loss of job, etc.). A concession has been granted when as a result of the modification we do not expect to collect all amounts due, including interest accrued at the original contract rate. Types of modifications that may be considered concessions include but are not limited to extensions of terms at a rate that does not constitute a market rate, a reduction, deferral or forgiveness of principal or interest owed and loans that have been discharged in a Chapter 7 Bankruptcy and have not been reaffirmed by the borrower.

In addition to the modifications noted above, in our consumer automobile class of loans we also provide extensions or deferrals of payments to borrowers who we deem to be experiencing only temporary financial difficulty. In these cases, there are limits within our operational policies to minimize the number of times a loan can be extended, as well as limits to the length of each extension, including a cumulative cap over the life of the loan. Before offering an extension or deferral, we evaluate the capacity of the customer to make the scheduled payments after the deferral period. During the deferral period, we continue to accrue and collect interest on the loan as part of the deferral agreement. We grant these extensions or deferrals when we expect to collect all amounts due including interest accrued at the original contract rate.

A restructuring that results in only a delay in payment that is deemed to be insignificant is not a concession and such modification is not considered to be a TDR. In order to assess whether a restructuring that results in a delay in payment is insignificant, we consider the amount of the restructured payments subject to delay in conjunction with the unpaid principal balance or the collateral value of the loan, whether or not the delay is significant with respect to the frequency of payments under the original contract, or the loan’s original expected duration. In the cases where payment extensions on our automobile loan portfolio cumulatively extend beyond 90 days and are more than 10% of the original contractual term or any cumulative extension beyond 180 days, we deem the delay in payment to be more than insignificant, and as such, classify these types of modifications as TDRs. Otherwise, we believe that the modifications do not represent a concessionary modification and accordingly, they are not classified as TDRs.

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For all classes of commercial loans, similar qualitative factors are considered when assessing the financial difficulty of the borrower. In addition to the factors noted above, consideration is also given to the borrower’s forecasted ability to service the debt in accordance with the contractual terms, possible regulatory actions and other potential business disruptions (e.g. the loss of a significant customer or other revenue stream). Consideration of a concession is also similar for commercial loans. In addition to the factors noted above, consideration is also given to whether additional guarantees or collateral have been provided.

For all loans, TDR classification typically results from our loss mitigation activities. For loans held-for-investment that are not carried at fair value and are TDRs, impairment is typically measured based on the differences between the net carrying value of the loan and the present value of the expected future cash flows of the loan. The loan may also be measured for impairment based on the fair value of the underlying collateral less costs to sell for loans that are collateral dependent. We recognize impairment by either establishing a valuation allowance or recording a charge-off.

The financial impacts of modifications that meet the definition of a TDR are reported in the period in which they are identified as TDRs. Additionally, if a loan that is classified as a TDR redefaults within twelve months of the modification, we are required to disclose such instances of redefault. For the purpose of this disclosure, we have determined that a loan is considered to have redefaulted when the loan meets the requirements for evaluation under our charge-off policy except for commercial loans where redefault is defined as 90 days past due.

Our policy is to generally place all TDRs on nonaccrual status until the loan has been brought fully current, the collection of contractual principal and interest is reasonably assured, and six consecutive months of repayment performance is achieved. In certain cases, if a borrower has been current up to the time of the modification and repayment of the debt subsequent to the modification is reasonably assured, we may choose to continue to accrue interest on the loan.

Charge-offs

As a general rule, consumer automobile loans are written down to estimated collateral value, less costs to sell, once a loan becomes 120 days past due. Consumer first-lien mortgage loans, which consists of our entire 1st mortgage class and a subset of our home equity class that are secured by real estate in a first-lien position are written down to the estimated fair value of the collateral, less costs to sell, once a mortgage loan becomes 180 days past due. Second-lien consumer mortgage loans within our home equity class are charged off at 180 days past due. Second-lien consumer mortgage loans in bankruptcy that are 60 days past due are fully charged off within 60 days of receipt of notification of filing from the bankruptcy court. Consumer automobile and first-lien consumer mortgage loans in bankruptcy that are 60 days past due are written down to the estimated fair value of the collateral, less costs to sell, within 60 days of receipt of notification of discharge from the bankruptcy court. Regardless of other timelines noted within this policy, loans are considered collateral dependent at the time foreclosure or repossession proceedings begin and are charged off to the estimated fair value of the underlying collateral, less costs to sell at that time.

Commercial loans are individually evaluated and where collectability of the recorded balance is in doubt are written down to the estimated fair value of the collateral less costs to sell. Generally, all commercial loans are charged off when it becomes unlikely that the borrower is willing or able to repay the remaining balance of the loan and any underlying collateral is not sufficient to recover the outstanding principal. Collateral dependent loans are charged-off to the fair market value of collateral less costs to sell and non-collateral dependent loans are fully written-off.

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Allowance for Loan Losses

The allowance for loan losses (the allowance) is management’s estimate of incurred losses in the lending portfolios. We determine the amount of the allowance required for each of our portfolio segments based on its relative risk characteristics. The evaluation of these factors for both consumer and commercial finance receivables and loans involves complex, subjective judgments. Additions to the allowance are charged to current period earnings through the provision for loan losses; amounts determined to be uncollectible are charged directly against the allowance, net of amounts recovered on previously charged-off accounts.

The allowance is comprised of two components: specific reserves established for individual loans evaluated as impaired and portfolio-level reserves established for large groups of typically smaller balance homogeneous loans that are collectively evaluated for impairment. We evaluate the adequacy of the allowance based on the combined total of these two components. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Measurement of impairment for specific reserves is generally determined on a loan-by-loan basis. Loans determined to be specifically impaired are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, an observable market price, or the estimated fair value of the collateral less estimated costs to sell, whichever is determined to be the most appropriate. When these measurement values are lower than the carrying value of that loan, impairment is recognized. Loans that are not identified as individually impaired are pooled with other loans with similar risk characteristics for evaluation of impairment for the portfolio-level allowance.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into three portfolio segments: consumer automobile, consumer mortgage, and commercial. The allowance consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, and includes a qualitative component based on management judgment. Management takes into consideration relevant qualitative factors, including external and internal trends such as the impacts of changes in underwriting standards, collections and account management effectiveness, geographic concentrations, and economic events, among other factors, that have occurred but are not yet reflected in the quantitative assessment component. All qualitative adjustments are adequately documented, reviewed, and approved through our established risk governance processes. Refer to Note 8 for information on the allowance for loan losses.

Consumer Loans

Our consumer automobile and consumer mortgage portfolio segments are reviewed for impairment based on an analysis of loans that are grouped into common risk categories (i.e., past due status, loan or lease type, collateral type, borrower, industry or geographic concentrations). We perform periodic and systematic detailed reviews of our lending portfolios to identify inherent risks and to assess the overall collectability of those portfolios. Loss models are utilized for these portfolios, which consider a variety of credit quality indicators including, but not limited to, historical loss experience, current economic conditions, anticipated repossessions or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type.

Consumer Automobile Portfolio Segment

The allowance for loan losses within the consumer automobile portfolio segment is calculated using proprietary statistical models and other risk indicators applied to pools of loans with similar risk characteristics, including credit bureau score and loan-to-value ratios to arrive at an estimate of incurred losses in the portfolio.

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These statistical loss forecasting models are utilized to estimate incurred losses and consider a variety of factors including, but not limited to, historical loss experience, estimated defaults based on portfolio trends, delinquencies, and general economic and business trends. These statistical models predict forecasted losses inherent in the portfolio based on both vintage and migration analyses.

The forecasted losses consider historical factors such as frequency (the number of contracts that we expect to default) and loss severity (the expected loss on a per vehicle basis). The loss severity within the consumer automobile portfolio segment is impacted by the market values of vehicles that are repossessed. Vehicle market values are affected by numerous factors including vehicles supply, the condition of the vehicle upon repossession, the overall price and volatility of gasoline or diesel fuel, consumer preference related to specific vehicle segments, and other factors. The historical loss experience is updated quarterly to incorporate the most recent data reflective of the current economic environment.

The quantitative assessment component may be supplemented with qualitative reserves based on management’s determination that such adjustments provide a better estimate of credit losses. This qualitative assessment takes into consideration relevant internal and external factors that have occurred but are not yet reflected in the forecasted losses and may affect the performance of the portfolio.

Our methodology and policies with respect to the allowance for loan losses for our consumer automobile portfolio segment did not change during 2012.

Consumer Mortgage Portfolio Segment

The allowance for loan losses within the consumer mortgage portfolio segment is calculated by using proprietary statistical models based on pools of loans with similar risk characteristics, including credit score, loan-to-value, loan age, documentation type, product type, and loan purpose, to arrive at an estimate of incurred losses in the portfolio. These statistical loss forecasting models are utilized to estimate incurred losses and consider a variety of factors including, but not limited to, historical loss experience, estimated foreclosures or defaults based on portfolio trends, delinquencies, and general economic and business trends.

The forecasted losses are statistically derived based on a suite of behavioral based transition models. This transition framework predicts various stages of delinquency, default, and voluntary prepayment over the course of the life of the loan. The transition probability is a function of the loan and borrower characteristics and economic variables and considers historical factors such as frequency (the number of contracts that we expect to default) and loss severity (the expected loss on a per loan basis). When a default event is predicted, a severity model is applied to estimate future loan losses. Loss severity within the consumer mortgage portfolio segment is impacted by the market values of foreclosed properties, which is affected by numerous factors, including geographic considerations and the condition of the foreclosed property. The historical loss experience is updated quarterly to incorporate the most recent data reflective of the current economic environment.

The quantitative assessment component is supplemented with qualitative reserves based on management’s determination that such adjustments provide a better estimate of credit losses. This qualitative assessment takes into consideration relevant internal and external factors that have occurred but are not yet reflected in the forecasted losses and may affect the credit quality of the portfolio.

Our methodology and policies with respect to the allowance for loan losses for our consumer mortgage portfolio segment did not change during 2012.

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Notes to Consolidated Financial Statements — (Continued)

Commercial

The allowance for loan losses within the commercial portfolio is comprised of reserves established for specific loans evaluated as impaired and portfolio-level reserves based on nonimpaired loans grouped into pools based on similar risk characteristics and collectively evaluated.

A commercial loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement based on current information and events. These loans are primarily evaluated individually and are risk-rated based on borrower, collateral, and industry-specific information that management believes is relevant in determining the occurrence of a loss event and measuring impairment. Management establishes specific allowances for commercial loans determined to be individually impaired based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, observable market price or the fair value of collateral, whichever is determined to be the most appropriate. Estimated costs to sell or realize the value of the collateral on a discounted basis are included in the impairment measurement, when appropriate.

Loans not identified as impaired are grouped into pools based on similar risk characteristics and collectively evaluated. Our risk rating models use historical loss experience, concentrations, current economic conditions, and performance trends. The commercial historical loss experience is updated quarterly to incorporate the most recent data reflective of the current economic environment. The determination of the allowance is influenced by numerous assumptions and many factors that may materially affect estimates of loss, including volatility of loss given default, probability of default, and rating migration. In assessing the risk rating of a particular loan, several factors are considered including an evaluation of historical and current information involving subjective assessments and interpretations. In addition, the allowance related to the commercial portfolio segment is influenced by estimated recoveries from automotive manufacturers relative to guarantees or agreements with them to repurchase vehicles used as collateral to secure the loans.

The quantitative assessment component may be supplemented with qualitative reserves based on management’s determination that such adjustments provide a better estimate of credit losses. This qualitative assessment takes into consideration relevant internal and external factors that have occurred and may affect the credit quality of the portfolio.

Our methodology and policies with respect to the allowance for loan losses for our commercial portfolio segment did not change during 2012.

Securitizations and Variable Interest Entities

We securitize, sell, and service consumer automobile loans, operating leases, wholesale loans, and consumer mortgage loans. Securitization transactions typically involve the use of variable interest entities and are accounted for either as sales or secured financings. We may retain economic interests in the securitized and sold assets, which are generally retained in the form of senior or subordinated interests, interest- or principal-only strips, cash reserve accounts, residual interests, and servicing rights.

In order to conclude whether or not a variable interest entity is required to be consolidated, careful consideration and judgment must be given to our continuing involvement with the variable interest entity. In circumstances where we have both the power to direct the activities of the entity that most significantly impact the entity’s performance and the obligation to absorb losses or the right to receive benefits of the entity that could be significant, we would conclude that we would consolidate the entity, which would also preclude us from

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recording an accounting sale on the transaction. In the case of a consolidated variable interest entity, the accounting is consistent with a secured financing, i.e., we continue to carry the loans and we record the related securitized debt on our balance sheet. Unrecorded economic interests in consolidated variable interest entities can be determined as the difference between the recognized assets and recognized liabilities.

In transactions where either one or both of the power or economic criteria mentioned above are not met, we then must determine whether or not we achieve a sale for accounting purposes. In order to achieve a sale for accounting purposes, the assets being transferred must be legally isolated, not be constrained by restrictions from further transfer, and be deemed to be beyond our control. If we were to fail any of the three criteria for sale accounting, the accounting would be consistent with the preceding paragraph (i.e., a secured borrowing). Refer to Note 10 for discussion on variable interest entities.

Gains or losses on off-balance sheet securitizations take into consideration the fair value of the retained interests including the value of certain servicing assets or liabilities, if any, which are initially recorded at fair value at the date of sale. The estimate of the fair value of the retained interests and servicing requires us to exercise significant judgment about the timing and amount of future cash flows from the interests. Refer to Note 25 for a discussion of fair value estimates.

Gains or losses on off-balance sheet securitizations and sales are reported in gain (loss) on mortgage and automotive loans, net, in our Consolidated Statement of Income for consumer automobile loans, wholesale loans, and consumer mortgage loans. Declines in the fair value of retained interests, other than servicing, below the carrying amount are reflected in other comprehensive income, or as other (loss) gain on investments, net, in our Consolidated Statement of Income if such declines are determined to be other-than-temporary or if the interests are classified as trading. Retained interests, as well as any purchased securities, are generally included in available-for-sale investment securities, trading investment securities, or other assets. Designation as available-for-sale or trading depends on management’s intent. Securities that are noncertificated and cash reserve accounts related to securitizations are included in other assets on our Consolidated Balance Sheet.

We retain servicing responsibilities for all of our consumer automobile loan, operating lease, and wholesale loan securitizations and for the majority of our consumer mortgage loan securitizations. We may receive servicing fees based on the securitized loan balances and certain ancillary fees, all of which are reported in servicing fees in the Consolidated Statement of Income. We also retain the right to service the consumer mortgage loans sold in securitization transactions involving the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac), and the Government National Mortgage Association (Ginnie Mae) (collectively the Government-sponsored Enterprises or GSEs) and private investors. We also serve as the collateral manager in the securitizations of commercial investment securities.

Whether on- or off-balance sheet, the investors in the securitization trusts generally have no recourse to our assets outside of customary market representation and warranty repurchase provisions.

Mortgage Servicing Rights

Primary servicing rights represent our right to service consumer residential mortgages securitized by us or through the GSEs and third-party whole-loan sales. Primary servicing involves the collection of payments from individual borrowers and the distribution of these payments to the investors or master servicer. Master-servicing rights represented our right to service mortgage- and asset-backed securities and whole-loan packages issued for investors. Master-servicing involved the collection of borrower payments from primary servicers and the distribution of those funds to investors in mortgage- and asset-backed securities and whole-loans packages. We also purchased and sold primary and master-servicing rights through transactions with other market participants.

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We capitalize the value expected to be realized from performing specified mortgage servicing activities for others as mortgage servicing rights (MSRs) when the expected future cash flows from servicing are projected to be more than adequate compensation for such activities. These capitalized servicing rights are purchased or retained upon sale or securitization of mortgage loans. MSRs are not recorded on securitizations accounted for as secured financings.

We measure all mortgage servicing assets and liabilities at fair value. We define our servicing rights based on both the availability of market inputs and the manner in which we manage the risks of our servicing assets and liabilities. We leverage all available relevant market data to determine the fair value of our recognized servicing assets and liabilities.

Since quoted market prices for MSRs are not readily available, we estimate the fair value of MSRs by determining the present value of future expected cash flows using modeling techniques that incorporate management’s best estimates of key variables including expected cash flows, prepayment speeds, and return requirements commensurate with the risks involved. Cash flow assumptions are modeled using our internally forecasted revenue and expenses, and where possible, the reasonableness of assumptions is periodically validated through comparisons to market data. Prepayment speed estimates are determined from historical prepayment rates on similar assets or obtained from third-party data. Return requirement assumptions are determined using data obtained from market participants, where available, or based on current relevant interest rates plus a risk-adjusted spread. We also consider other factors that can impact the value of the MSRs, such as surety provider termination clauses and servicer terminations that could result if we failed to materially comply with the covenants or conditions of our servicing agreements and did not remedy the failure. Since many factors can affect the estimate of the fair value of MSRs, we regularly evaluate the major assumptions and modeling techniques used in our estimate and review these assumptions against market comparables, if available. We monitor the actual performance of our MSRs by regularly comparing actual cash flow, credit, and prepayment experience to modeled estimates. Refer to Note 11 for further discussion of our servicing activities.

Repossessed and Foreclosed Assets

Assets are classified as repossessed and foreclosed and included in other assets when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place. Repossessed and foreclosed assets are carried at the lower of the outstanding balance at the time of repossession or foreclosure or the fair value of the asset less estimated costs to sell. Losses on the revaluation of repossessed and foreclosed assets are charged to the allowance for loan losses at the time of repossession. Declines in value after repossession are charged to other operating expenses for loans and depreciation expense for operating lease assets as incurred.

Goodwill and Other Intangibles

Goodwill and other intangible assets, net of accumulated amortization, are reported in other assets. In accordance with applicable accounting standards, goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired, including identifiable intangibles. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to define the reporting units and compare the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units in our impairment test is determined based on various analyses including discounted cash flow projections using assumptions a market participant would use. If the carrying value is less than the fair value, no impairment exists, and the second step does not need to be completed. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the

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amount of the impairment, if any. Applicable accounting standards require goodwill to be tested for impairment annually at the same time every year and whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Our annual goodwill impairment assessment is performed as of August 31 of each year. Refer to Note 13 for further discussion on goodwill.

Investment in Operating Leases

Investment in operating leases represents the automobiles that are underlying the leases and is reported at cost, less accumulated depreciation and net of impairment charges and origination fees or costs. Depreciation of vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. Manufacturer support payments that we receive are treated as a reduction to the cost-basis in the underlying lease asset and are recognized over the life of the contract as a reduction to depreciation expense. We periodically evaluate our depreciation rate for leased vehicles based on projected residual values. Income from operating lease assets that includes lease origination fees, net of lease origination costs, is recognized as operating lease revenue on a straight-line basis over the scheduled lease term.

We have significant investments in the residual values of assets in our operating lease portfolio. The residual values represent an estimate of the values of the assets at the end of the lease contracts. At contract inception, we generally determine the projected residual values based on independent data, including independent guides of vehicle residual values, and analysis. Realization of the residual values is dependent on our future ability to market the vehicles under the prevailing market conditions. Over the life of the lease, we evaluate the adequacy of our estimate of the residual value and may make adjustments to the depreciation rates to the extent the expected value of the vehicle (including any residual support payments) at lease termination changes. In addition to estimating the residual value at lease termination, we also evaluate the current value of the operating lease asset and test for impairment to the extent necessary based on market considerations and portfolio characteristics. Impairment is determined to exist if the undiscounted expected future cash flows are lower than the carrying value of the asset. If our operating lease assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. The accrual of revenue on operating leases is generally discontinued at the time an account is determined to be uncollectible, at the earliest of time of repossession, within 60 days of bankruptcy notification and greater than 60 days past due, or greater than 120 days past due.

When a lease vehicle is returned to us, the asset is reclassified from investment in operating leases, net, to other assets and recorded at the lower-of-cost or estimated fair value, less costs to sell, on our Consolidated Balance Sheet.

Impairment of Long-lived Assets

The carrying value of long-lived assets (including property and equipment) are evaluated for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable from the estimated undiscounted future cash flows expected to result from their use and eventual disposition. Recoverability of assets to be held and used is measured by a comparison of their carrying amount to future net undiscounted cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. No material impairment was recognized in 2012, 2011, or 2010.

An impairment test on an asset group to be sold or otherwise disposed of is performed upon occurrence of a triggering event or when certain criteria are met (e.g., the asset is planned to be disposed of within twelve months, appropriate levels of authority have approved the sale, there is an active program to locate a buyer, etc),

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which cause the disposal group to be classified as held-for-sale. Long-lived assets held-for-sale are recorded at the lower of their carrying amount or estimated fair value less cost to sell. If the carrying value of the assets held-for-sale exceeds the fair value less cost to sell, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets less cost to sell. During 2012, 2011, and 2010, impairment losses were recognized on asset groups that were classified as held-for-sale or disposed of by sale. Refer to Note 2 for a discussion of discontinued and held-for-sale operations.

Property and Equipment

Property and equipment stated at cost, net of accumulated depreciation and amortization, are reported in other assets on our Consolidated Balance Sheet. Included in property and equipment are certain buildings, furniture and fixtures, leasehold improvements, company vehicles, IT hardware and software, and capitalized software costs. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which generally ranges from three to thirty years. Capitalized software is generally amortized on a straight-line basis over its useful life, which generally ranges from three to five years. Capitalized software that is not expected to provide substantive service potential or for which development costs significantly exceed the amount originally expected is considered impaired and written down to fair value. Software expenditures that are considered general, administrative, or of a maintenance nature are expensed as incurred.

Unearned Insurance Premiums and Service Revenue

Insurance premiums, net of premiums ceded to reinsurers, and service revenue are earned over the terms of the policies. The portion of premiums and service revenue written applicable to the unexpired terms of the policies is recorded as unearned insurance premiums or unearned service revenue. For extended service and maintenance contracts, premiums and service revenues are earned on a basis proportionate to the anticipated cost emergence. For other short duration contracts, premiums and unearned service revenue are earned on a pro rata basis. For further information, refer to Note 3.

Deferred Policy Acquisition Costs

Commissions, including compensation paid to sellers of vehicle service contracts and other costs of acquiring insurance that are primarily related to and vary with the production of business, are deferred and recorded in other assets. Deferred policy acquisition costs are amortized over the terms of the related policies and service contracts on the same basis as premiums and revenue are earned except for direct response advertising costs, which are amortized over their expected future benefit. We group costs incurred for acquiring like contracts and consider anticipated investment income in determining the recoverability of these costs.

Reserves for Insurance Losses and Loss Adjustment Expenses

Reserves for insurance losses and loss adjustment expenses are reported in accrued expenses and other liabilities. They are established for the unpaid cost of insured events that have occurred as of a point in time. More specifically, the reserves for insurance losses and loss adjustment expenses represent the accumulation of estimates for both reported losses and those incurred, but not reported, including claims adjustment expenses relating to direct insurance and assumed reinsurance agreements. Estimates for salvage and subrogation recoverable are recognized at the time losses are incurred and netted against provision for insurance losses and loss adjustment expenses. Reserves are established for each business at the lowest meaningful level of homogeneous data. Since the reserves are based on estimates, the ultimate liability may vary from such estimates. The estimates are regularly reviewed and adjustments, which can potentially be significant, are included in earnings in the period in which they are deemed necessary.

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Legal and Regulatory Reserves

Reserves for legal and regulatory matters are established when those matters present loss contingencies that are both probable and estimable, with a corresponding amount recorded to other noninterest expense. In cases where we have an accrual for losses, it is our policy to include an estimate for probable and estimable legal expenses related to the case. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, we do not establish an accrued liability. We continue to monitor legal and regulatory matters for further developments that could affect the requirement to establish a liability or that may impact the amount of a previously established liability. There may be exposure to loss in excess of any amounts recognized. For certain other matters where the risk of loss is determined to be reasonably possible, estimable, and material to the financial statements, disclosure regarding details of the matter and an estimated range of loss is required. The estimated range of possible loss does not represent our maximum loss exposure. Financial statement disclosure is also required for matters that are deemed probable or reasonably possible, material to the financial statements, but for which an estimated range of loss is not possible to determine. While we believe our reserves are adequate, the outcome of legal and regulatory proceedings is extremely difficult to predict and we may settle claims or be subject to judgments for amounts that differ from our estimates. For information regarding the nature of all material contingencies, refer to Note 29.

Loan Repurchase and Obligations Related to Loan Sales

Our Mortgage operations sell loans that take the form of securitizations guaranteed by the GSEs or by whole-loan purchasers. In addition, we infrequently sell securities to investors through private-label securitizations. In connection with these activities we provide to the GSEs, investors, whole-loan purchasers, and financial guarantors (monolines) various representations and warranties related to the loans sold. These representations and warranties generally relate to, among other things, the ownership of the loan, the validity of the lien securing the loan, the loan’s compliance with the criteria for inclusion in the transaction, including compliance with underwriting standards or loan criteria established by the buyer, ability to deliver required documentation and compliance with applicable laws. Generally, the representations and warranties described in Note 29 may be enforced at any time over the life of the loan. Historically, ResCap assumed all of the customary representation and warranty obligations for loans purchased from Ally Bank and subsequently sold into the secondary market. A significant portion of our representation and warranty obligations were eliminated as a result of the deconsolidation of ResCap. As a result of the deconsolidation of ResCap, we recorded a representation and warranty reserve to Ally Bank. See Note 29 for additional information.

Upon a breach of a representation, we correct the breach in a manner conforming to the provisions of the sale agreement. This may require us either to repurchase the loan or to indemnify (make-whole) a party for incurred losses or provide other recourse to a GSE or investor. Repurchase demands and claims for indemnification payments are reviewed on a loan-by-loan basis to validate if there has been a breach requiring repurchase or a make-whole payment. We actively contest claims to the extent we do not consider them valid. In cases where we repurchase loans, we bear the credit loss on the loans. Repurchased loans are classified as held-for-sale and initially recorded at fair value and subsequently at the lower of cost or market. We seek to manage the risk of repurchase and associated credit exposure through our underwriting and quality assurance practices and by servicing mortgage loans to meet investor standards.

The reserve for representation and warranty obligations reflects management’s best estimate of probable lifetime loss. We consider historical and recent demand trends in establishing the reserve. The methodology used to estimate the reserve considers a variety of assumptions including borrower performance (both actual and estimated future defaults), repurchase demand behavior, historical loan defect experience, historical and

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estimated future loss experience, which includes projections of future home price changes as well as other qualitative factors including investor behavior. In cases where we may not be able to reasonably estimate losses, a liability is not recognized. Management monitors the adequacy of the overall reserve and makes adjustments to the level of reserve, as necessary, after consideration of other qualitative factors including ongoing dialogue with counterparties.

At the time a loan is sold, an estimate of the fair value of the liability is recorded and classified in other liabilities on our Consolidated Balance Sheet, and recorded as a component of gain (loss) on mortgage and automotive loans, net, in our Consolidated Statement of Income. We recognize changes in the reserve when additional relevant information becomes available. Changes in the liability are recorded as other operating expenses in our Consolidated Statement of Income.

Earnings per Common Share

We compute basic earnings (loss) per common share by dividing net income (loss) from continuing operations attributable to common shareholders after deducting dividends on preferred stock by the weighted-average number of common shares outstanding during the period. We compute diluted earnings (loss) per common share by dividing net income (loss) from continuing operations after deducting dividends on preferred stock by the weighted-average number of common shares outstanding during the period plus the dilution resulting from the conversion of convertible preferred stock, if applicable.

Derivative Instruments and Hedging Activities

We primarily use derivative instruments for risk management purposes. Derivatives that were held for trading purposes were limited to those entered into by our broker-dealer. Some of our derivative instruments are designated in qualifying hedge accounting relationships; other derivative instruments do not qualify for hedge accounting or are not elected to be designated in a qualifying hedging relationship. In accordance with applicable accounting standards, all derivative financial instruments, whether designated for hedge accounting or not, are required to be recorded on the balance sheet as assets or liabilities and measured at fair value. Additionally, we report derivative financial instruments on the Consolidated Balance Sheet primarily on a gross basis. For additional information on derivative instruments and hedging activities, refer to Note 22.

At inception of a hedge accounting relationship, we designate each qualifying derivative financial instrument as a hedge of the fair value of a specifically identified asset or liability (fair value hedge); as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or as a hedge of the foreign-currency exposure of a net investment in a foreign operation. We formally document all relationships between hedging instruments and hedged items and risk management objectives for undertaking various hedge transactions. Both at the hedge’s inception and on an ongoing basis, we formally assess whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges along with the gain or loss on the hedged asset or liability attributable to the hedged risk, are recorded in the current period earnings. For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative financial instruments is recorded in accumulated other comprehensive income, and recognized in the income statement when the hedged cash flows affect earnings. For a derivative designated as hedging the foreign-currency exposure of a net investment in a foreign operation, the gain or loss is reported in accumulated other comprehensive income as part of the cumulative translation adjustment. The ineffective portions of fair value, cash flow, and net investment hedges are immediately recognized in earnings, along with the portion of the change in fair value that is excluded from the assessment of hedge effectiveness, if any.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The hedge accounting treatment described herein is no longer applied if a derivative financial instrument is terminated or the hedge designation is removed or is assessed to be no longer highly effective. For these terminated fair value hedges, any changes to the hedged asset or liability remain as part of the basis of the asset or liability and are recognized into income over the remaining life of the asset or liability. For terminated cash flow hedges, unless it is probable that the forecasted cash flows will not occur within a specified period, any changes in fair value of the derivative financial instrument previously recognized remain in accumulated other comprehensive income, and are reclassified into earnings in the same period that the hedged cash flows affect earnings. The previously recognized net derivative gain or loss for a net investment hedge continues to remain in accumulated other comprehensive income until earnings are impacted by sale or liquidation of the associated foreign operation. In all instances, after hedge accounting is no longer applied, any subsequent changes in fair value of the derivative instrument will be recorded into earnings.

Changes in the fair value of derivative financial instruments held for risk management purposes that are not designated for hedge accounting under GAAP and changes in the fair value of derivative financial instruments held for trading purposes are reported in current period earnings.

Loan Commitments

We enter into commitments to purchase and make loans whereby the interest rate on the loans is set prior to funding (i.e., interest rate lock commitments). Interest rate lock commitments for mortgage loans to be originated for sale and all purchase commitments are derivative financial instruments carried at fair value in accordance with applicable accounting standards with changes in fair value included within current period earnings. The fair value of purchase and interest rate lock commitments include expected net future cash flows related to the associated servicing of the loan. Servicing assets are recognized as distinct assets once they are contractually separated from the underlying loan by sale or securitization. Day-one gains or losses on derivative interest rate lock commitments are recognized when applicable.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise we consider all available positive and negative evidence including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. For additional information regarding our provision for income taxes, refer to Note 23.

We recognize the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Also, we recognize accrued interest and penalties related to uncertain income tax positions in interest expense and other operating expenses, respectively.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Share-based Compensation

Under accounting guidance for share-based compensation, compensation cost recognized includes cost for share-based awards. For certain share-based awards compensation cost is ratably charged to expense over the applicable service periods. For other share-based awards, the awards require liability treatment and are remeasured quarterly at fair value until they are paid, with changes in fair value charged to compensation expense in the period in which the change occurs. Refer to Note 24 for a discussion of our share-based compensation plans.

Foreign Exchange

Foreign-denominated assets and liabilities resulting from foreign-currency transactions are valued using period-end foreign-exchange rates and the results of operations and cash flows are determined using approximate weighted average exchange rates for the period. Translation adjustments are related to foreign subsidiaries using local currency as their functional currency and are reported as a separate component of accumulated other comprehensive income. We may elect to enter into foreign-currency derivatives to mitigate our exposure to changes in foreign-exchange rates. Refer to Derivative Instruments and Hedging Activities above for a discussion of our hedging activities of the foreign-currency exposure of a net investment in a foreign operation.

Recently Adopted Accounting Standards

Financial Services — Insurance — Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (ASU 2010-26)

As of January 1, 2012, we adopted Accounting Standards Update (ASU) 2010-26, which amends ASC 944, Financial Services — Insurance. The amendments in this ASU specify which costs incurred in the acquisition of new and renewal insurance contracts should be capitalized. All other acquisition-related costs should be expensed as incurred. If the initial application of the amendments in this ASU results in the capitalization of acquisition costs that had not been previously capitalized, an entity may elect not to capitalize those types of costs. Both retrospective application and early adoption was permitted. We elected prospective application and did not early adopt the ASU. The adoption did not have a material impact to our consolidated financial condition or results of operations.

Fair Value Measurement — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)

As of January 1, 2012, we adopted ASU 2011-04, which amends ASC 820, Fair Value Measurements. The amendments in this ASU clarify how to measure fair value and it contains new disclosure requirements to provide more transparency into Level 3 fair value measurements. It is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The ASU must be applied prospectively. The adoption did not have a material impact to our consolidated financial condition or results of operations.

Intangibles-Goodwill and Other — Testing Goodwill for Impairment (ASU 2011-08)

As of January 1, 2012, we adopted ASU 2011-08, which amends ASC 350, Intangibles-Goodwill and Other. This ASU permits the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If it is determined, on the basis of qualitative factors, that

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

the fair value of a reporting unit is more likely than not more than the carrying amount, the two-step impairment test would not be required. Otherwise, further evaluation under the existing two-step framework would be required. The adoption did not have a material impact to our consolidated financial condition or results of operations.

Recently Issued Accounting Standards

Balance Sheet — Disclosures about Offsetting Assets and Liabilities (ASU 2011-11 and ASU 2013-01)

In December 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-11, which amends ASC 210, Balance Sheet. This ASU contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. In addition, in January 2013, the FASB issued ASU 2013-01, which simply clarified the scope of ASU 2011-11. The new disclosures will give financial statement users information about both gross and net exposures. ASU 2011-11 and ASU 2013-01 are effective for us on January 1, 2013, and retrospective application is required. Since the guidance relates only to disclosures, adoption is not expected to have a material effect on our consolidated financial condition or results of operations.

Comprehensive Income — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02)

In February, 2013 the FASB issued ASU 2013-02, which amends ASC 220, Comprehensive Income. The ASU contains new requirements related to the presentation and disclosure of items that are reclassified out of other comprehensive income. The new requirements will give financial statement users a more comprehensive view of items that are reclassified out of other comprehensive income. ASU 2013-02 is effective for us on January 1, 2013, and is to be applied prospectively. Since the guidance relates only to presentation and disclosure of information, adoption is not expected to have a material effect on our consolidated financial condition or results of operations.

2. Discontinued and Held-for-sale Operations

Discontinued Operations

We classify operations as discontinued when operations and cash flows will be eliminated from our ongoing operations and we do not expect to retain any significant continuing involvement in their operations after the respective sale transactions. For all periods presented, all of the operating results for these discontinued operations have been removed from continuing operations and presented separately as discontinued operations, net of tax, in the Consolidated Statement of Income. The Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.

Select Mortgage Operations

During the first quarter of 2013, the operations of ResCap were classified as discontinued. During the second quarter of 2012, we sold the Canadian mortgage operations of ResMor Trust. During 2010, we sold certain international operations. These operations included residential mortgage loan origination, acquisition, servicing, asset management, sale, and securitizations in the United Kingdom and continental Europe.

Select Insurance Operations

During the fourth quarter of 2011, we committed to sell our U.K.-based operations that provide vehicle service contracts and insurance products in Europe and Latin America. On February 28, 2013, we sold our U.K.-based operations to a wholly owned subsidiary of AmTrust Financial Services, Inc. Additionally, during the fourth

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

quarter of 2012, we committed to sell our Mexican insurance business, ABA Seguros, to the ACE Group. In connection with the classification of these Insurance operations as held-for-sale we recognized a pretax loss of $55 million during the year ended December 31, 2012. The loss represents the impairment recognized to present the operations at the lower-of-cost or fair value. The fair value was determined using sales agreements with third-party purchasers (a Level 2 fair value input). We expect to complete the ABA Seguros sale during the first half of 2013.

During the second quarter of 2011, we completed the sale of our U.K. consumer property and casualty insurance business. During 2010, we completed the sale of our U.S. consumer property and casualty insurance business.

Select Automotive Finance Operations

During the fourth quarter of 2012, we committed to sell our Canadian automotive finance operations, Ally Credit Canada Limited, and ResMor Trust (Ally Canada) to Royal Bank of Canada. On February 1, 2013, we completed the sale of Ally Canada. Refer to Note 31 for more information regarding the sale. Additionally, during the fourth quarter of 2012, we committed to sell our automotive finance operations in Europe and Latin America to General Motors Financial Company, Inc. (GM Financial). On the same date, we entered into an agreement with GM Financial to acquire our 40% interest in a motor vehicle finance joint venture in China. No impairment was recognized to present the operations at the lower-of-cost or fair value. We expect to complete the sales by region during 2013.

During the first quarter of 2012, we completed the sale of our Venezuela operations. During the first quarter of 2011, we completed the sale of our Ecuador operations. During 2010, we completed the sale of our Argentina and Poland operations and our full-service leasing operations in Australia, Belgium, France, Poland, and the United Kingdom. We also ceased operations in Australia and Russia and classified them as discontinued during 2010.

Select Corporate and Other Operations

During the fourth quarter of 2012, we ceased operations at our Commercial Finance operations’ European division and classified it as discontinued.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Select Financial Information

Select financial information of discontinued operations is summarized below. The pretax income or loss, including direct costs to transact, includes any impairment recognized to present the operations at the lower-of-cost or fair value. Fair value was based on the estimated sales price, which could differ from the ultimate sales price due to price volatility, changing interest rates, changing foreign-currency rates, and future economic conditions.

Year ended December 31, ($ in millions)	2012	2011	2010
Select Mortgage operations
Total net revenue	$439	$562	$2,071
Pretax (loss) income including direct costs to transact a sale (a)	(1,282)	(811)	678
Tax (benefit) expense (b)	(443)	2	14
Select Insurance operations
Total net revenue	$625	$710	$976
Pretax income including direct costs to transact a sale (a)	86	145	31
Tax expense (b)	53	39	19
Select Automotive Finance operations
Total net revenue	$1,503	$1,690	$1,646
Pretax income including direct costs to transact a sale (a)	786	820	698
Tax expense (b)	235	92	17
Select Corporate and Other operations
Total net revenue	$11	$7	$22
Pretax income	83	44	3
Tax expense (benefit)	2	3	(3)

(a)	Includes certain treasury and other corporate activity recognized by Corporate and Other.

(b)	Includes certain income tax activity recognized by Corporate and Other.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Held-for-sale Operations

The assets and liabilities of operations held-for-sale are summarized below.

December 31, 2012 ($ in millions)	Select Insurance operations (a)	Select Automotive Finance operations (b)	Total held-for-sale operations
Assets
Cash and cash equivalents
Noninterest-bearing	$8	$100	$108
Interest-bearing	119	1,918	2,037

Total cash and cash equivalents	127	2,018	2,145
Investment securities	576	424	1,000
Finance receivables and loans, net
Finance receivables and loans, net	—	25,835	25,835
Allowance for loan losses	—	(208)	(208)

Total finance receivables and loans, net	—	25,627	25,627
Investment in operating leases, net	—	144	144
Premiums receivable and other insurance assets	277	—	277
Other assets	94	2,942	3,036
Impairment on assets of held-for-sale operations	(53)	—	(53)

Total assets	$1,021	$31,155	$32,176

Liabilities
Interest-bearing deposit liabilities	$—	$3,907	$3,907
Short-term borrowings	—	2,800	2,800
Long-term debt	—	13,514	13,514
Interest payable	—	177	177
Unearned insurance premiums and service revenue	506	—	506
Accrued expenses and other liabilities	297	1,498	1,795

Total liabilities	$803	$21,896	$22,699

(a)	Includes our U.K.-based operations that provide vehicle service contracts and insurance products, and ABA Seguros.

(b)	Includes our Canadian and Other International entities (including full-service leasing operations and other automotive finance operations).

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2011 ($ in millions)	Select Mortgage operations (a)	Select Insurance operations (b)	Select Automotive Finance operations (c)	Total held-for-sale operations
Assets
Cash and cash equivalents
Noninterest-bearing	$—	$4	$55	$59
Interest-bearing	—	54	38	92

Total cash and cash equivalents	—	58	93	151
Investment securities	—	186	—	186
Loans held-for-sale, net	260	—	—	260
Finance receivables and loans, net
Finance receivables and loans, net	285	—	11	296
Allowance for loan losses	—	—	(1)	(1)

Total finance receivables and loans, net	285	—	10	295
Investment in operating leases, net	—	—	91	91
Premiums receivable and other insurance assets	—	77	—	77
Other assets	140	14	30	184
Impairment on assets of held-for-sale operations	—	—	(174)	(174)

Total assets	$685	$335	$50	$1,070

Liabilities
Unearned insurance premiums and service revenue	$—	$130	$—	$130
Accrued expenses and other liabilities	80	99	28	207

Total liabilities	$80	$229	$28	$337

(a)	Includes the Canadian mortgage operations of ResMor Trust.

(b)	Includes our U.K.-based operations that provide vehicle service contracts and insurance products.

(c)	Includes the operations of Venezuela and our full-service leasing operations.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Recurring Fair Value

The following table displays the assets and liabilities of our held-for-sale operations measured at fair value on a recurring basis. Refer to Note 25 for descriptions of valuation methodologies used to measure material assets at fair value and details of the valuation models, key inputs to these models, and significant assumptions used.

	Recurring fair value measurements
($ in millions)	Level 1	Level 2	Level 3	Total
December 31, 2012
Assets
Investment securities
Available-for-sale securities
Debt securities
Foreign government	$555	$42	$—	$597
Corporate debt	—	76	—	76
Other	—	327	—	327
Other assets
Derivative assets:
Interest rate contracts	—	22	9	31

Total assets	$555	$467	$9	$1,031

Liabilities
Accrued expenses and other liabilities:
Derivative liabilities
Interest rate contracts	$—	$24	$11	$35
Foreign currency contracts	—	1	18	19

Total liabilities	$—	$25	$29	$54

December 31, 2011
Assets
Investment securities
Available-for-sale securities
Debt securities
Foreign government	$171	$15	$—	$186
Other assets
Interest retained in financial asset sales	—	—	66	66

Total assets	$171	$15	$66	$252

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

3. Insurance Premiums and Service Revenue Earned

The following table is a summary of insurance premiums and service revenue written and earned.

	2012		2011		2010
Year ended December 31, ($ in millions)	Written	Earned	Written	Earned	Written	Earned
Insurance premiums
Direct	$332	$335	$342	$309	$330	$308
Assumed	44	49	38	76	210	281

Gross insurance premiums	376	384	380	385	540	589
Ceded	(141)	(109)	(129)	(126)	(229)	(228)

Net insurance premiums	235	275	251	259	311	361
Service revenue	826	780	788	894	718	981

Insurance premiums and service revenue written and earned	$1,061	$1,055	$1,039	$1,153	$1,029	$1,342

4. Other Income, Net of Losses

Details of other income, net of losses, were as follows.

Year ended December 31, ($ in millions)	2012	2011	2010
Mortgage processing fees and other mortgage income	$475	$236	$223
Late charges and other administrative fees	83	82	92
Remarketing fees	63	96	126
Securitization income	45	199	16
Fair value adjustment on derivatives (a)	(30)	(125)	(189)
Other, net	101	133	193

Total other income, net of losses	$737	$621	$461

(a)	Refer to Note 22 for a description of derivative instruments and hedging activities.

5. Other Operating Expenses

Details of other operating expenses were as follows.

Year ended December 31, ($ in millions)	2012	2011	2010
Insurance commissions	382	431	510
Lease and loan administration	325	201	181
Technology and communications	317	342	320
Mortgage representation and warranty obligation, net	171	—	—
Professional services	149	171	168
Advertising and marketing	145	150	136
Regulatory and licensing fees	118	124	113
Premises and equipment depreciation	76	70	58
Vehicle remarketing and repossession	52	84	123
Occupancy	50	47	53
State and local non-income taxes	14	46	38
Other	263	317	323

Total other operating expenses	$2,062	$1,983	$2,023

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

6. Investment Securities

Our portfolio of securities includes bonds, equity securities, asset- and mortgage-backed securities, interests in securitization trusts, and other investments. The cost, fair value, and gross unrealized gains and losses on available-for-sale securities were as follows.

	2012				2011
December 31, ($ in millions)	Amortized cost	Gross unrealized		Fair value	Amortized cost	Gross unrealized		Fair value

		gains	losses			gains	losses
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	$2,212	$3	$(1)	$2,214	$1,535	$13	$(2)	$1,546
U.S. states and political subdivisions	—	—	—	—	1	—	—	1
Foreign government	295	8	—	303	765	20	(1)	784
Mortgage-backed residential (a)	6,779	130	(3)	6,906	7,266	87	(41)	7,312
Asset-backed	2,309	32	(1)	2,340	2,600	28	(13)	2,615
Corporate debt	1,209	57	(3)	1,263	1,486	23	(18)	1,491
Other	—	—	—	—	326	1	—	327

Total debt securities	12,804	230	(8)	13,026	13,979	172	(75)	14,076
Equity securities	1,193	32	(73)	1,152	1,188	25	(154)	1,059

Total available-for-sale securities (b)	$13,997	$262	$(81)	$14,178	$15,167	$197	$(229)	$15,135

(a)	Residential mortgage-backed securities include agency-backed bonds totaling $4,983 million and $6,114 million at December 31, 2012, and December 31, 2011, respectively.

(b)	Certain entities related to our Insurance operations are required to deposit securities with state regulatory authorities. These deposited securities totaled $15 million and $16 million at December 31, 2012, and December 31, 2011, respectively.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The maturity distribution of available-for-sale debt securities outstanding is summarized in the following tables. Prepayments may cause actual maturities to differ from scheduled maturities.

	Total		Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years (a)
($ in millions)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
December 31, 2012
Fair value of available-for-sale debt securities (b)
U.S. Treasury and federal agencies	$2,214	0.9%	$422	—%	$682	0.7%	$1,110	1.4%	$—	—%
Foreign government	303	2.5	1	2.2	136	1.8	166	3.0	—	—
Mortgage-backed residential	6,906	2.7	—	—	—	—	35	4.3	6,871	2.7
Asset-backed	2,340	2.1	—	—	1,543	2.0	510	1.7	287	3.3
Corporate debt	1,263	5.1	9	3.2	560	4.0	596	6.0	98	5.8

Total available-for-sale debt securities	$13,026	2.4	$432	0.1	$2,921	2.0	$2,417	2.6	$7,256	2.6

Amortized cost of available-for-sale debt securities	$12,804		$431		$2,880		$2,369		$7,124

December 31, 2011
Fair value of available-for-sale debt securities (b)
U.S. Treasury and federal agencies	$1,546	0.9%	$231	—%	$1,202	0.9%	$113	2.2%	$—	—%
U.S. states and political subdivisions	1	5.4	—	—	—	—	—	—	1	5.4
Foreign government	784	4.4	77	7.7	506	4.3	201	3.3	—	—
Mortgage-backed residential	7,312	2.5	3	4.8	2	6.3	189	2.6	7,118	2.5
Asset-backed	2,615	2.1	—	—	1,599	1.9	574	1.9	442	3.2
Corporate debt	1,491	4.9	19	4.9	741	4.4	606	5.6	125	4.7
Other	327	1.4	316	1.3	—	—	11	4.6	—	—

Total available-for-sale debt securities	$14,076	2.6	$646	1.7	$4,050	2.4	$1,694	3.5	$7,686	2.6

Amortized cost of available-for-sale debt securities	$13,979		$644		$4,026		$1,678		$7,631

(a)	Investments with no stated maturities are included as contractual maturities of greater than 10 years. Actual maturities may differ due to call or prepayment options.

(b)	Yields on tax-exempt obligations are computed on a tax-equivalent basis.

The balances of cash equivalents were $3.4 billion and $5.6 billion at December 31, 2012, and December 31, 2011, respectively, and were composed primarily of money market accounts and short-term securities, including U.S. Treasury bills.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents gross gains and losses realized upon the sales of available-for-sale securities and other-than-temporary impairment.

Year ended December 31, ($ in millions)	2012	2011	2010
Gross realized gains	$241	$297	$536
Gross realized losses	(34)	(28)	(34)
Other-than-temporary impairment	(61)	(11)	(1)

Net realized gains	$146	$258	$501

The following table presents interest and dividends on available-for-sale securities.

Year ended December 31, ($ in millions)	2012	2011	2010
Taxable interest	$262	$325	$293
Taxable dividends	30	25	17
Interest and dividends exempt from U.S. federal income tax	—	—	10

Interest and dividends on available-for-sale securities	$292	$350	$320

Certain available-for-sale securities were sold at a loss in 2012, 2011, and 2010 as a result of market conditions within these respective periods (e.g., a downgrade in the rating of a debt security). The table below summarizes available-for-sale securities in an unrealized loss position in accumulated other comprehensive income. Based on the methodology described below that was applied to these securities, we believe that the unrealized losses relate to factors other than credit losses in the current market environment. As of December 31, 2012, we did not have the intent to sell the debt securities with an unrealized loss position in accumulated other comprehensive income, and it is not more likely than not that we will be required to sell these securities before recovery of their amortized cost basis. As of December 31, 2012, we had the ability and intent to hold equity securities with an unrealized loss position in accumulated other comprehensive income. As a result, we believe that the securities with an unrealized loss position in accumulated other comprehensive income are not considered to be other-than-temporarily impaired at December 31, 2012. Refer to Note 1 for additional information related to investment securities and our methodology for evaluating potential other-than-temporary impairments.

	2012				2011
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
December 31, ($ in millions)	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	$244	$(1)	$—	$—	$179	$(2)	$—	$—
Foreign government	11	—	—	—	197	(1)	—	—
Mortgage-backed residential	493	(2)	23	(1)	2,302	(39)	45	(2)
Asset-backed	143	(1)	1	—	994	(13)	1	—
Corporate debt	120	(2)	15	(1)	444	(16)	30	(2)

Total temporarily impaired debt securities	1,011	(6)	39	(2)	4,116	(71)	76	(4)
Temporarily impaired equity securities	380	(39)	218	(34)	770	(148)	18	(6)

Total temporarily impaired available-for-sale securities	$1,391	$(45)	$257	$(36)	$4,886	$(219)	$94	$(10)

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

7. Loans Held-for-Sale, Net

The composition of loans held-for-sale, net, was as follows.

	2012			2011
December 31, ($ in millions)	Domestic	Foreign	Total	Domestic	Foreign	Total
Consumer automobile	$—	$—	$—	$425	$—	$425
Consumer mortgage
1st Mortgage	2,490	—	2,490	7,360	12	7,372
Home equity	—	—	—	740	—	740

Total consumer mortgage (a)	2,490	—	2,490	8,100	12	8,112

Commercial and industrial
Other	86	—	86	20	—	20

Total loans held-for-sale (b)	$2,576	$—	$2,576	$8,545	$12	$8,557

(a)	Fair value option-elected domestic consumer mortgages were $2.5 billion and $3.9 billion at December 31, 2012, and December 31, 2011, respectively. Refer to Note 25 for additional information.

(b)	Totals are net of unamortized premiums and discounts and deferred fees and costs. Included in the totals are net unamortized premiums of $26 million at December 31, 2012, and net unamortized discounts of $221 million at December 31, 2011.

The following table summarizes held-for-sale mortgage loans reported at carrying value by higher-risk loan type.

December 31, ($ in millions)	2012	2011
High original loan-to-value (greater than 100%) mortgage loans	$378	$423
Payment-option adjustable-rate mortgage loans	—	12
Interest-only mortgage loans	10	298
Below-market rate (teaser) mortgages	—	169

Total higher-risk mortgage loans held-for-sale	$388	$902

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

8. Finance Receivables and Loans, Net

The composition of finance receivables and loans, net, reported at carrying value before allowance for loan losses was as follows.

	2012			2011
December 31, ($ in millions)	Domestic	Foreign	Total	Domestic	Foreign	Total
Consumer automobile	$53,713	$2	$53,715	$46,576	$16,883	$63,459
Consumer mortgage
1st Mortgage	7,173	—	7,173	6,867	24	6,891
Home equity	2,648	—	2,648	3,102	—	3,102

Total consumer mortgage	9,821	—	9,821	9,969	24	9,993
Commercial
Commercial and industrial
Automobile	30,270	—	30,270	26,552	8,265	34,817
Mortgage	—	—	—	1,887	24	1,911
Other	2,679	18	2,697	1,178	63	1,241
Commercial real estate
Automobile	2,552	—	2,552	2,331	154	2,485
Mortgage	—	—	—	—	14	14

Total commercial	35,501	18	35,519	31,948	8,520	40,468
Loans at fair value (a)	—	—	—	603	232	835

Total finance receivables and loans (b)	$99,035	$20	$99,055	$89,096	$25,659	$114,755

(a)	Includes domestic consumer mortgages at fair value as a result of fair value option election. Refer to Note 25 for additional information.

(b)	Totals are net of unearned income, unamortized premiums and discounts, and deferred fees and costs of $895 million and $2.9 billion at December 31, 2012, and December 31, 2011, respectively.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following tables present an analysis of the activity in the allowance for loan losses on finance receivables and loans.

($ in millions)	Consumer automobile	Consumer mortgage	Commercial	Total
Allowance at January 1, 2012	$766	$516	$221	$1,503
Charge-offs
Domestic	(438)	(149)	(8)	(595)
Foreign	(178)	—	(3)	(181)

Total charge-offs	(616)	(149)	(11)	(776)

Recoveries
Domestic	171	11	11	193
Foreign	76	—	33	109

Total recoveries	247	11	44	302

Net charge-offs	(369)	(138)	33	(474)
Provision for loan losses	257	86	(14)	329
Other (a)	(79)	(12)	(97)	(188)

Allowance at December 31, 2012	$575	$452	$143	$1,170

Allowance for loan losses
Individually evaluated for impairment	$16	$186	$26	$228
Collectively evaluated for impairment	556	266	117	939
Loans acquired with deteriorated credit quality	3	—	—	3
Finance receivables and loans at historical cost
Ending balance	53,715	9,821	35,519	99,055
Individually evaluated for impairment	260	873	1,538	2,671
Collectively evaluated for impairment	53,425	8,948	33,981	96,354
Loans acquired with deteriorated credit quality	30	—	—	30

(a)	Includes provision for loan losses relating to discontinued operations of $65 million.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

($ in millions)	Consumer automobile	Consumer mortgage	Commercial	Total
Allowance at January 1, 2011	$970	$580	$323	$1,873
Charge-offs
Domestic	(435)	(205)	(27)	(667)
Foreign	(145)	(5)	(63)	(213)

Total charge-offs	(580)	(210)	(90)	(880)

Recoveries
Domestic	186	16	25	227
Foreign	73	1	26	100

Total recoveries	259	17	51	327

Net charge-offs	(321)	(193)	(39)	(553)
Provision for loan losses	102	126	(67)	161
Other (a)	15	3	4	22

Allowance at December 31, 2011	$766	$516	$221	$1,503

Allowance for loan losses
Individually evaluated for impairment	$7	$172	$61	$240
Collectively evaluated for impairment	749	344	160	1,253
Loans acquired with deteriorated credit quality	10	—	—	10
Finance receivables and loans at historical cost
Ending balance	63,459	9,993	40,468	113,920
Individually evaluated for impairment	69	606	464	1,139
Collectively evaluated for impairment	63,302	9,387	40,004	112,693
Loans acquired with deteriorated credit quality	88	—	—	88

(a)	Includes provision for loan losses relating to discontinued operations of $58 million.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents information about significant sales of finance receivables and loans recorded at historical cost and transfers of finance receivables and loans from held-for-investment to held-for-sale.

December 31, ($ in millions)	2012	2011
Consumer automobile	$1,960	$3,279
Consumer mortgage	40	107
Commercial	96	34

Total sales and transfers	$2,096	$3,420

The following table presents an analysis of our past due finance receivables and loans, net, recorded at historical cost reported at carrying value before allowance for loan losses.

December 31, ($ in millions)	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total finance receivables and loans
2012
Consumer automobile	$920	$213	$138	$1,271	$52,444	$53,715
Consumer mortgage
1st Mortgage	66	37	156	259	6,914	7,173
Home equity	15	6	18	39	2,609	2,648

Total consumer mortgage	81	43	174	298	9,523	9,821
Commercial
Commercial and industrial
Automobile	—	—	16	16	30,254	30,270
Mortgage	—	—	—	—	—	—
Other	—	—	1	1	2,696	2,697
Commercial real estate
Automobile	—	—	8	8	2,544	2,552
Mortgage	—	—	—	—	—	—

Total commercial	—	—	25	25	35,494	35,519

Total consumer and commercial	$1,001	$256	$337	$1,594	$97,461	$99,055

2011
Consumer automobile	$802	$162	$179	$1,143	$62,316	$63,459
Consumer mortgage
1st Mortgage	91	35	162	288	6,603	6,891
Home equity	21	11	18	50	3,052	3,102

Total consumer mortgage	112	46	180	338	9,655	9,993
Commercial
Commercial and industrial
Automobile	—	1	126	127	34,690	34,817
Mortgage	—	—	—	—	1,911	1,911
Other	—	—	1	1	1,240	1,241
Commercial real estate
Automobile	2	1	34	37	2,448	2,485
Mortgage	—	2	12	14	—	14

Total commercial	2	4	173	179	40,289	40,468

Total consumer and commercial	$916	$212	$532	$1,660	$112,260	$113,920

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents the carrying value before allowance for loan losses of our finance receivables and loans recorded at historical cost on nonaccrual status.

December 31, ($ in millions)	2012	2011
Consumer automobile	$260	$228
Consumer mortgage
1st Mortgage	342	281
Home equity	40	58

Total consumer mortgage	382	339
Commercial
Commercial and industrial
Automobile	146	223
Mortgage	—	—
Other	33	37
Commercial real estate
Automobile	37	67
Mortgage	—	12

Total commercial	216	339

Total consumer and commercial finance receivables and loans	$858	$906

Management performs a quarterly analysis of the consumer automobile, consumer mortgage, and commercial portfolios using a range of credit quality indicators to assess the adequacy of the allowance based on historical and current trends. The tables below present the population of loans by quality indicators for our consumer automobile, consumer mortgage, and commercial portfolios.

The following table presents performing and nonperforming credit quality indicators in accordance with our internal accounting policies for our consumer finance receivables and loans recorded at historical cost reported at carrying value before allowance for loan losses. Nonperforming loans include finance receivables and loans on nonaccrual status when the principal or interest has been delinquent for 90 days or when full collection is determined not to be probable. Refer to Note 1 for additional information.

	2012			2011
December 31, ($ in millions)	Performing	Nonperforming	Total	Performing	Nonperforming	Total
Consumer automobile	$53,455	$260	$53,715	$63,231	$228	$63,459
Consumer mortgage
1st Mortgage	6,831	342	7,173	6,610	281	6,891
Home equity	2,608	40	2,648	3,044	58	3,102

Total consumer mortgage	$9,439	$382	$9,821	$9,654	$339	$9,993

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents pass and criticized credit quality indicators based on regulatory definitions for our commercial finance receivables and loans recorded at historical cost reported at carrying value before allowance for loan losses.

	2012			2011
December 31, ($ in millions)	Pass	Criticized (a)	Total	Pass	Criticized (a)	Total
Commercial
Commercial and industrial
Automobile	$28,978	$1,292	$30,270	$32,464	$2,353	$34,817
Mortgage	—	—	—	1,760	151	1,911
Other	2,417	280	2,697	883	358	1,241
Commercial real estate
Automobile	2,440	112	2,552	2,305	180	2,485
Mortgage	—	—	—	—	14	14

Total commercial	$33,835	$1,684	$35,519	$37,412	$3,056	$40,468

(a)	Includes loans classified as special mention, substandard, or doubtful. These classifications are based on regulatory definitions and generally represent loans within our portfolio that have a higher default risk or have already defaulted.

Impaired Loans and Troubled Debt Restructurings

Impaired Loans

Loans are considered impaired when we determine it is probable that we will be unable to collect all amounts due according to the terms of the loan agreement. For more information on our impaired finance receivables and loans, refer to Note 1.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents information about our impaired finance receivables and loans recorded at historical cost.

December 31, ($ in millions)	Unpaid principal balance	Carrying value before allowance	Impaired with no allowance	Impaired with an allowance	Allowance for impaired loans
2012
Consumer automobile	$260	$260	$90	$170	$16
Consumer mortgage
1st Mortgage	811	725	123	602	137
Home equity	147	148	1	147	49

Total consumer mortgage	958	873	124	749	186
Commercial
Commercial and industrial
Automobile	146	146	54	92	7
Mortgage	—	—	—	—	—
Other	33	33	9	24	7
Commercial real estate
Automobile	37	37	9	28	12
Mortgage	—	—	—	—	—

Total commercial	216	216	72	144	26

Total consumer and commercial finance receivables and loans	$1,434	$1,349	$286	$1,063	$228

2011
Consumer automobile	$69	$69	$—	$69	$7
Consumer mortgage
1st Mortgage	516	508	83	425	126
Home equity	97	98	—	98	46

Total consumer mortgage	613	606	83	523	172
Commercial
Commercial and industrial
Automobile	222	222	64	158	22
Mortgage	—	—	—	—	—
Other	37	37	25	12	5
Commercial real estate
Automobile	68	68	32	36	18
Mortgage	12	12	1	11	5

Total commercial	339	339	122	217	50

Total consumer and commercial finance receivables and loans	$1,021	$1,014	$205	$809	$229

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following tables present average balance and interest income for our impaired finance receivables and loans.

	2012		2011		2010
Year ended December 31, ($ in millions)	Average balance	Interest income	Average balance	Interest income	Average balance	Interest income
Consumer automobile	$131	$12	$35	$2	$—	$—
Consumer mortgage
1st Mortgage	598	24	463	18	405	15
Home equity	95	4	90	4	79	4

Total consumer mortgage	693	28	553	22	484	19
Commercial
Commercial and industrial
Automobile	178	8	303	19	335	13
Mortgage	5	—	19	6	53	2
Other	32	6	84	1	650	6
Commercial real estate
Automobile	64	1	126	7	275	3
Mortgage	6	—	40	1	137	6

Total commercial	285	15	572	34	1,450	30

Total consumer and commercial finance receivables and loans	$1,109	$55	$1,160	$58	$1,934	$49

Troubled Debt Restructurings

TDRs are loan modifications where concessions were granted to borrowers experiencing financial difficulties. Numerous initiatives, such as the Home Affordable Modification Program (HAMP) are in place to provide support to our mortgage customers in financial distress, including principal forgiveness, maturity extensions, delinquent interest capitalization, and changes to contractual interest rates. Additionally for automobile loans, we offer several types of assistance to aid our customers including changing the maturity date and rewriting the loan terms. Total TDRs recorded at historical cost and reported at carrying value before allowance for loan losses were $1.2 billion at December 31, 2012, reflecting an increase of $441 million from December 31, 2011. Refer to Note 1 for additional information.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents information related to finance receivables and loans recorded at historical cost modified in connection with a troubled debt restructuring during the period.

	2012 (a)			2011
Year ended December 31, ($ in millions)	Number of loans	Pre-modification carrying value before allowance	Post-modification carrying value before allowance	Number of loans	Pre-modification carrying value before allowance	Post-modification carrying value before allowance
Consumer automobile	36,285	$407	$295	6,411	$85	$85
Consumer mortgage
1st Mortgage	1,664	412	327	375	133	132
Home equity	1,305	24	23	888	51	47

Total consumer mortgage	2,969	436	350	1,263	184	179
Commercial
Commercial and industrial
Automobile	9	15	15	2	5	5
Mortgage	—	—	—	1	38	28
Other	—	—	—	2	11	10
Commercial real estate
Automobile	8	14	13	5	12	11
Mortgage	—	—	—	2	4	3

Total commercial	17	29	28	12	70	57

Total consumer and commercial finance receivables and loans	39,271	$872	$673	7,686	$339	$321

(a)	Due to recent industry practice, bankruptcy loans that have not been reaffirmed have been included within our TDR population beginning in the fourth quarter of 2012.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents information about finance receivables and loans recorded at historical cost that have redefaulted during the reporting period and were within 12 months or less of being modified as a troubled debt restructuring. Redefault is when finance receivables and loans meet the requirements for evaluation under our charge-off policy (Refer to Note 1 for additional information) except for commercial finance receivables and loans where redefault is defined as 90 days past due.

	2012 (a)			2011
Year ended December 31, ($ in millions)	Number of loans	Carrying value before allowance	Charge- off amount	Number of loans	Carrying value before allowance	Charge- off amount
Consumer automobile	2,290	$26	$12	420	$4	$2
Consumer mortgage
1st Mortgage	112	16	1	11	2	—
Home equity	41	3	2	28	2	1

Total consumer mortgage	153	19	3	39	4	1
Commercial
Commercial and industrial
Automobile	4	3	—	1	3	—
Commercial real estate
Automobile	3	3	—	—	—	—

Total commercial	7	6	—	1	3	—

Total consumer and commercial finance receivables and loans	2,450	$51	$15	460	$11	$3

(a)	Due to recent industry practice, bankruptcy loans that have not been reaffirmed have been included within our TDR population beginning in the fourth quarter of 2012.

At December 31, 2012, and December 31, 2011, commercial commitments to lend additional funds to debtors owing receivables whose terms had been modified in a troubled debt restructuring were $25 million and $45 million, respectively.

Concentration Risk

Consumer

We monitor our consumer loan portfolio for concentration risk across the geographies in which we lend. The highest concentrations of loans in the United States are in Texas and California, which represent an aggregate of 21.0% of our total outstanding consumer loans at December 31, 2012.

Concentrations in our mortgage portfolio are closely monitored given the volatility of the housing markets. Our consumer mortgage loan concentrations in California, Florida, and Michigan receive particular attention as the real estate value depreciation in these states has been the most severe.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table shows the percentage of total consumer finance receivables and loans recorded at historical cost reported at carrying value before allowance for loan losses by state and foreign concentration.

	2012 (a)		2011
December 31,	Automobile	1st Mortgage and home equity	Automobile	1st Mortgage and home equity
Texas	12.9%	5.8%	9.5%	5.5%
California	5.6	29.2	4.6	25.7
Florida	6.7	3.6	4.8	4.0
Michigan	5.0	4.1	4.0	4.8
Pennsylvania	5.2	1.6	3.6	1.6
Illinois	4.3	4.8	3.1	5.0
New York	4.6	2.0	3.5	2.3
Ohio	4.0	0.8	2.9	1.0
Georgia	3.7	1.9	2.5	1.8
North Carolina	3.3	2.0	2.2	2.1
Other United States	44.7	44.2	32.9	45.9
Foreign (b)	—	—	26.4	0.3

Total consumer loans	100.0%	100.0%	100.0%	100.0%

(a)	Presentation is in descending order as a percentage of total consumer finance receivables and loans at December 31, 2012.

(b)	Foreign consumer finance receivables and loans as of December 31, 2012, was $2 million. These remaining foreign balances are within Finland and the Czech Republic.

Consumer Higher-Risk Mortgage

The following table summarizes held-for-investment mortgage finance receivables and loans recorded at historical cost and reported at carrying value before allowance for loan losses by higher-risk loan type.

December 31, ($ in millions)	2012	2011
Interest-only mortgage loans (a)	$2,063	$2,947
Below-market rate (teaser) mortgages	192	248

Total higher-risk mortgage finance receivables and loans	$2,255	$3,195

(a)	The majority of the interest-only mortgage loans are expected to start principal amortization in 2015 or beyond.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents our five largest state concentrations within our held-for-investment mortgage finance receivables and loans recorded at historical cost and reported at carrying value before allowance for loan losses by higher-risk loan type.

December 31, ($ in millions)	Interest-only mortgage loans	Below-market rate (teaser) mortgages	Total higher-risk mortgage loans
2012
California	$500	$60	$560
Virginia	216	9	225
Maryland	166	5	171
Illinois	107	6	113
Michigan	106	5	111
Other United States	968	107	1,075

Total higher-risk mortgage loans	$2,063	$192	$2,255

2011
California	$748	$78	$826
Virginia	274	10	284
Maryland	217	6	223
Illinois	153	8	161
Michigan	199	9	208
Other United States	1,356	137	1,493

Total higher-risk mortgage loans	$2,947	$248	$3,195

Commercial Real Estate

The commercial real estate portfolio consists of loans issued primarily to automotive dealers. The following table shows the percentage of total commercial real estate finance receivables and loans reported at carrying value before allowance for loan losses by geographic region and property type.

December 31,	2012	2011
Geographic region
Texas	13.0%	12.4%
Michigan	12.6	14.1
Florida	11.7	12.4
California	9.3	9.3
New York	4.9	3.5
Virginia	3.9	4.1
North Carolina	3.9	2.1
Pennsylvania	3.3	2.9
Georgia	3.0	2.5
Tennessee	2.3	1.8
Other United States	32.1	28.3
Foreign	—	6.6

Total commercial real estate finance receivables and loans	100.0%	100.0%

Property type
Automotive dealers	100.0%	99.4%
Other	—	0.6

Total commercial real estate finance receivables and loans	100.0%	100.0%

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Commercial Criticized Exposure

Finance receivables and loans classified as special mention, substandard, or doubtful are deemed as criticized. These classifications are based on regulatory definitions and generally represent finance receivables and loans within our portfolio that have a higher default risk or have already defaulted. The following table presents the percentage of total commercial criticized finance receivables and loans reported at carrying value before allowance for loan losses by industry concentrations.

December 31,	2012	2011
Industry
Automotive	85.7%	82.9%
Manufacturing	5.5	1.8
Services	4.9	1.9
Other	3.9	13.4

Total commercial criticized finance receivables and loans	100.0%	100.0%

9. Investment in Operating Leases, Net

Investments in operating leases were as follows.

December 31, ($ in millions)	2012	2011
Vehicles and other equipment	$16,009	$11,160
Accumulated depreciation	(2,459)	(1,885)

Investment in operating leases, net	$13,550	$9,275

Depreciation expense on operating lease assets includes remarketing gains and losses recognized on the sale of operating lease assets. The following summarizes the components of depreciation expense on operating lease assets.

Year ended December 31, ($ in millions)	2012	2011	2010
Depreciation expense on operating lease assets (excluding remarketing gains)	$1,515	$1,158	$1,806
Remarketing gains	(116)	(217)	(555)

Depreciation expense on operating lease assets	$1,399	$941	$1,251

The following table presents the future lease nonresidual rental payments due from customers for equipment on operating leases.

Year ended December 31, ($ in millions)
2013	$2,573
2014	1,705
2015	618
2016	27
2017 and after	—

Total	$4,923

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

10. Securitizations and Variable Interest Entities

Overview

We are involved in several types of securitization and financing transactions that utilize special-purpose entities (SPEs). A SPE is an entity that is designed to fulfill a specified limited need of the sponsor. Our principal use of SPEs is to obtain liquidity and favorable capital treatment by securitizing certain of our financial assets.

The SPEs involved in securitization and other financing transactions are generally considered variable interest entities (VIEs). VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the ability to control the entity’s activities. Due to the deconsolidation of ResCap, our mortgage securitization activity and involvement with certain mortgage-related VIEs has substantially changed. Refer to Note 1 for additional information related to ResCap.

Securitizations

We provide a wide range of consumer and commercial automobile loans, operating leases, other commercial loans, and mortgage loan products to a diverse customer base. We often securitize these loans and leases (which we collectively describe as loans or financial assets) through the use of securitization entities, which may or may not be consolidated on our Consolidated Balance Sheet. We securitize consumer and commercial automobile loans, operating leases, and other commercial loans through private-label securitizations. We securitize consumer mortgage loans through transactions involving the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). We previously securitized consumer mortgage loans through private-label mortgage securitizations and through transactions involving the Government National Mortgage Association (Ginnie Mae). We refer to Fannie Mae, Freddie Mac, and Ginnie Mae collectively as the Government-Sponsored Enterprises or GSEs. During 2012 and 2011, our consumer mortgage loans were primarily securitized through the GSEs.

In executing a securitization transaction, we typically sell pools of financial assets to a wholly owned, bankruptcy-remote SPE, which then transfers the financial assets to a separate, transaction-specific securitization entity for cash, servicing rights, and in some transactions, other retained interests. The securitization entity is funded through the issuance of beneficial interests in the securitized financial assets. The beneficial interests take the form of either notes or trust certificates which are sold to investors and/or retained by us. These beneficial interests are collateralized by the transferred loans and entitle the investors to specified cash flows generated from the securitized loans. In addition to providing a source of liquidity and cost-efficient funding, securitizing these financial assets also reduces our credit exposure to the borrowers beyond any economic interest we may retain.

Each securitization is governed by various legal documents that limit and specify the activities of the securitization entity. The securitization entity is generally allowed to acquire the loans, to issue beneficial interests to investors to fund the acquisition of the loans, and to enter into derivatives or other yield maintenance contracts to hedge or mitigate certain risks related to the financial assets or beneficial interests of the entity. A servicer, who is generally us, is appointed pursuant to the underlying legal documents to service the assets the securitization entity holds and the beneficial interests it issues. Servicing functions include, but are not limited to, making certain payments of property taxes and insurance premiums, default and property maintenance payments, as well as advancing principal and interest payments before collecting them from individual borrowers. Our servicing responsibilities, which constitute continued involvement in the transferred financial assets, consist of

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

primary servicing (i.e., servicing the underlying transferred financial assets) and previously master servicing (i.e., servicing the beneficial interests that result from the securitization transactions). Certain securitization entities also require the servicer to advance scheduled principal and interest payments due on the beneficial interests issued by the entity regardless of whether cash payments are received on the underlying transferred financial assets. Accordingly, we are required to provide these servicing advances when applicable. Refer to Note 11 for additional information regarding our servicing rights.

The GSEs provide a guarantee of the payment of principal and interest on the beneficial interests issued in securitizations. In private-label securitizations, cash flows from the assets initially transferred into the securitization entity represent the sole source for payment of distributions on the beneficial interests issued by the securitization entity and for payments to the parties that perform services for the securitization entity, such as the servicer or the trustee. In certain private-label securitization transactions, a liquidity facility may exist to provide temporary liquidity to the entity. The liquidity provider generally is reimbursed prior to other parties in subsequent distribution periods. In previous certain private-label securitizations, monoline insurance may have existed to cover certain shortfalls to certain investors in the beneficial interests issued by the securitization entity. As noted above, in certain private-label securitizations, the servicer is required to advance scheduled principal and interest payments due on the beneficial interests regardless of whether cash payments are received on the underlying transferred financial assets. The servicer is allowed to reimburse itself for these servicing advances. Additionally, certain private-label securitization transactions may have previously allowed for the acquisition of additional loans subsequent to the initial loan transfer. Principal collections on other loans and/or the issuance of new beneficial interests, such as variable funding notes, generally funded those loans; we were often contractually required to invest in these new interests.

We may have retained beneficial interests in our private-label securitizations, which may have represented a form of significant continuing economic interest. These retained interests included, but are not limited to, senior or subordinate asset-backed securities and residuals, and previously included senior or subordinate mortgage-backed securities, interest-only strips, and principal-only strips. Certain of these retained interests provided credit enhancement to the trust as they may have absorbed credit losses or other cash shortfalls. Additionally, the securitization agreements may have required cash flows to be directed away from certain of our retained interests due to specific over-collateralization requirements, which may or may not have been performance-driven.

We generally hold certain conditional repurchase options specific to private label securitizations that allow us to repurchase assets from the securitization entity. The majority of the securitizations provide us, as servicer, with a call option that allows us to repurchase the remaining transferred financial assets or outstanding beneficial interests at our discretion once the asset pool reaches a predefined level, which represents the point where servicing becomes burdensome (a clean-up call option). The repurchase price is typically the par amount of the loans plus accrued interest. Additionally, we may hold other conditional repurchase options that allow us to repurchase a transferred financial asset if certain events outside our control are met. The typical conditional repurchase option is a delinquent loan repurchase option that gives us the option to purchase the loan or contract if it exceeds a certain prespecified delinquency level. We generally have complete discretion regarding when or if we will exercise these options, but we would do so only when it is in our best interest.

Other than our customary representation and warranty provisions, these securitizations are nonrecourse to us, thereby transferring the risk of future credit losses to the extent the beneficial interests in the securitization entities are held by third parties. Representation and warranty provisions generally require us to repurchase loans or indemnify the investor or other party for incurred losses to the extent it is determined that the loans were ineligible or were otherwise defective at the time of sale. Refer to Note 29 for detail on representation and warranty provisions. We did not provide any noncontractual financial support to any of these entities during 2012 or 2011.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Other Variable Interest Entities

Servicer Advance Funding Entity

We previously assisted in the financing of our servicer advance receivables; we formed a VIE that issued variable funding notes to third-party investors that were collateralized by servicer advance receivables. These servicer advance receivables were transferred to the VIE and consisted of delinquent principal and interest advances we made as servicer to various investors; property taxes and insurance premiums advanced to taxing authorities and insurance companies on behalf of borrowers; and amounts advanced for mortgages in foreclosure. The VIE funded the purchase of the receivables through financing obtained from the third-party investors and subordinated loans or an equity contribution from our mortgage activities. This VIE was not consolidated on our balance sheet at December 31, 2012 as a result of the deconsolidation of ResCap, but was consolidated on our balance sheet at December 31, 2011. The beneficial interest holder of this VIE does not have legal recourse to our general credit. We do not have a contractual obligation to provide any type of financial support in the future, nor have we provided noncontractual financial support to the entity during 2012 or 2011.

Other

We had involvements with various other on-balance sheet, immaterial VIEs. Most of these VIEs were used for additional liquidity whereby we sold certain financial assets into the VIE and issued beneficial interests to third parties for cash.

We also provide long-term guarantee contracts to investors in certain nonconsolidated affordable housing entities and have extended a line of credit to provide liquidity and minimize our exposure under these contracts. Since we do not have control over the entities or the power to make decisions, we do not consolidate the entities and our involvement is limited to the guarantee and the line of credit.

Involvement with Variable Interest Entities

The determination of whether financial assets transferred by us to these VIEs (and related liabilities) are consolidated on our balance sheet (also referred to as on-balance sheet) or not consolidated on our balance sheet (also referred to as off-balance sheet) depends on the terms of the related transaction and our continuing involvement (if any) with the VIE. We are deemed the primary beneficiary and therefore consolidate VIEs for which we have both (a) the power, through voting rights or similar rights, to direct the activities that most significantly impact the VIE’s economic performance, and (b) a variable interest (or variable interests) that (i) obligates us to absorb losses that could potentially be significant to the VIE and/or (ii) provides us the right to receive residual returns of the VIE that could potentially be significant to the VIE. We determine whether we hold a significant variable interest in a VIE based on a consideration of both qualitative and quantitative factors regarding the nature, size, and form of our involvement with the VIE. We assess whether we are the primary beneficiary of a VIE on an ongoing basis.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Our involvement with consolidated and nonconsolidated VIEs in which we hold variable interests is presented below.

December 31, ($ in millions)	Consolidated involvement with VIEs (a)		Assets of nonconsolidated VIEs (a)		Maximum exposure to loss in nonconsolidated VIEs
2012
On-balance sheet variable interest entities
Consumer automobile	$28,566
Commercial automobile	23,139
Commercial other	728
Off-balance sheet variable interest entities
Consumer automobile	—		$1,495		$1,495	(b)
Consumer mortgage — other	—		—	(c)	12	(d)
Commercial other	(28	)(e)	—	(f)	85

Total	$52,405		$1,495		$1,592

2011
On-balance sheet variable interest entities
Consumer automobile	$26,504
Consumer mortgage — private-label	1,098
Commercial automobile	19,594
Other	956
Off-balance sheet variable interest entities
Consumer mortgage — Ginnie Mae	2,652	(g)	$44,127		$44,127	(b)
Consumer mortgage — CMHC	66	(g)	3,222		66	(h)
Consumer mortgage — private-label	141	(g)	4,408		4,408	(b)
Consumer mortgage — other	—		—	(c)	17	(d)
Commercial other	83	(e)	—	(f)	242

Total	$51,094		$51,757		$48,860

(a)	Asset values represent the current unpaid principal balance of outstanding consumer finance receivables and loans within the VIEs.

(b)	Maximum exposure to loss represents the current unpaid principal balance of outstanding loans based on our customary representation and warranty provisions. This measure is based on the unlikely event that all of the loans have underwriting defects or other defects that trigger a representation and warranty provision and the collateral supporting the loans are worthless. This required disclosure is not an indication of our expected loss.

(c)	Includes a VIE for which we have no management oversight and therefore we are not able to provide the total assets of the VIE. However, in March 2011 we sold excess servicing rights valued at $266 million to the VIE.

(d)	Our maximum exposure to loss in this VIE is a component of servicer advances made that are allocated to the trust. The maximum exposure to loss presented represents the unlikely event that every loan underlying the excess servicing rights sold defaults, and we, as servicer, are required to advance the entire excess service fee to the trust for the contractually established period. This required disclosure is not an indication of our expected loss.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

(e)	Includes $0 million and $100 million classified as finance receivables and loans, net, and $0 million and $20 million classified as other assets, offset by $28 million and $37 million classified as accrued expenses and other liabilities at December 31, 2012, and December 31, 2011, respectively.

(f)	Includes VIEs for which we have no management oversight and therefore we are not able to provide the total assets of the VIEs.

(g)	Includes $0 billion and $2.4 billion classified as mortgage loans held-for-sale, $0 million and $92 million classified as trading securities or other assets, and $0 million and $386 million classified as mortgage servicing rights at December 31, 2012, and December 31, 2011, respectively. CMHC is the Canada Mortgage and Housing Corporation.

(h)	Due to combination of the credit loss insurance on the mortgages and the guarantee by CMHC on the issued securities, the maximum exposure to loss would be limited to the amount of the retained interests. Additionally, the maximum loss would occur only in the event that CMHC dismisses us as servicer of the loans due to servicer performance or insolvency.

On-balance Sheet Variable Interest Entities

We engage in securitization and other financing transactions that do not qualify for off-balance sheet treatment. In these situations, we hold beneficial interests or other interests in the VIE, which represent a form of significant continuing economic interest. These retained interests include, but are not limited to, senior or subordinate asset-backed securities and residuals, and previously included senior or subordinate mortgage-backed securities, interest-only strips, and principal-only strips. Certain of these retained interests provide credit enhancement to the securitization entity as they may absorb credit losses or other cash shortfalls. Additionally, the securitization documents may require cash flows to be directed away from certain of our retained interests due to specific over-collateralization requirements, which may or may not be performance-driven. Because these securitization entities are consolidated, these retained interests and servicing rights are not recognized as separate assets on our Consolidated Balance Sheet.

We consolidated certain of these entities because we had a controlling financial interest in the VIE, primarily due to our servicing activities, and because we hold a significant variable interest in the VIE. We are generally the primary beneficiary of automobile securitization entities for which we perform servicing activities and have retained a significant variable interest in the form of a beneficial interest. We were previously the primary beneficiary of certain mortgage private-label securitization entities.

The consolidated VIEs included in the Consolidated Balance Sheet represent separate entities with which we are involved. The third-party investors in the obligations of consolidated VIEs have legal recourse only to the assets of the VIEs and do not have such recourse to us, except for the customary representation and warranty provisions or when we are the counterparty to certain derivative transactions involving the VIE. In addition, the cash flows from the assets are restricted only to pay such liabilities. Thus, our economic exposure to loss from outstanding third-party financing related to consolidated VIEs is significantly less than the carrying value of the consolidated VIE assets. All assets of consolidated VIEs, presented below based upon the legal transfer of the underlying assets in order to reflect legal ownership, are restricted for the benefit of the beneficial interest holders. Refer to Note 25 for discussion of the assets and liabilities for which the fair value option has been elected.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

December 31, ($ in millions)	2012	2011
Assets
Loans held-for-sale, net	$—	$9
Finance receivables and loans, net
Consumer	13,671	21,622
Commercial	17,839	19,313
Allowance for loan losses	(144)	(210)

Total finance receivables and loans, net	31,366	40,725
Investment in operating leases, net	6,060	4,389
Other assets	2,868	3,029
Assets of operations held-for-sale	12,139	—

Total assets	$52,433	$48,152

Liabilities
Short-term borrowings	$400	$795
Long-term debt	26,461	33,143
Interest payable	1	14
Accrued expenses and other liabilities	16	405
Liabilities of operations held-for-sale	9,686	—

Total liabilities	$36,564	$34,357

Off-balance Sheet Variable Interest Entities

The nature, purpose, and activities of nonconsolidated securitization entities are similar to those of our consolidated securitization entities with the primary difference being the nature and extent of our continuing involvement. The cash flows from the assets of nonconsolidated securitization entities generally are the sole source of payment on the securitization entities’ liabilities. The creditors of these securitization entities have no recourse to us with the exception of market customary representation and warranty provisions as described in Note 29.

Nonconsolidated VIEs include entities for which we either do not hold potentially significant variable interests or do not provide servicing or asset management functions for the financial assets held by the securitization entity. Additionally, to qualify for off-balance sheet treatment, transfers of financial assets must meet the sale accounting conditions in ASC 860, Transfers and Servicing. Previously, our residential mortgage loan securitizations consisted of Ginnie Mae and private-label securitizations. We are not the primary beneficiary of any GSE loan securitization transaction because we do not have the power to direct the significant activities of such entities. Previously, we did not consolidate certain private-label mortgage securitizations because we did not have a variable interest that could potentially have been significant or we did not have power to direct the activities that most significantly impacted the performance of the VIE.

For nonconsolidated securitization entities, the transferred financial assets are removed from our balance sheet provided the conditions for sale accounting are met. The financial assets obtained from the securitization are primarily reported as cash, servicing rights, or retained interests (if applicable). Typically, we conclude that the fee we are paid for servicing consumer automobile finance receivables represents adequate compensation, and consequently, we do not recognize a servicing asset or liability. As an accounting policy election, we elected fair value treatment for our mortgage servicing rights (MSR) portfolio. Liabilities incurred as part of these securitization transactions, such as representation and warranty provisions, are recorded at fair value at the time

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

of sale and are reported as accrued expenses and other liabilities on our Consolidated Balance Sheet. Upon the sale of the loans, we recognize a gain or loss on sale for the difference between the assets recognized, the assets derecognized, and the liabilities recognized as part of the transaction.

The following summarizes all pretax gains and losses recognized on financial assets sold into nonconsolidated securitization and similar asset-backed financing entities.

Year ended December 31, ($ in millions)	2012	2011	2010
Consumer automobile	$6	$—	$—
Consumer mortgage — GSEs	629	131	346
Consumer mortgage — private-label	—	—	—

Total pretax gain	$635	$131	$346

The following table summarizes cash flows received from and paid related to securitization entities, asset-backed financings, or other similar transfers of financial assets where the transfer is accounted for as a sale and we have a continuing involvement with the transferred assets (e.g., servicing) that were outstanding in 2012, 2011, and 2010. Additionally, this table contains information regarding cash flows received from and paid to nonconsolidated securitization entities that existed during each period.

Year ended December 31, ($ in millions)	Consumer automobile	Consumer mortgage GSEs	Consumer mortgage private-label
2012
Cash proceeds from transfers completed during the period	$1,979	$32,796	$5
Cash flows received on retained interests in securitization entities	—	—	71
Servicing fees	12	693	63
Purchases of previously transferred financial assets	—	(876)	(12)
Representations and warranties obligations	—	(108)	(7)
Other cash flows	—	(96)	255

2011
Cash proceeds from transfers completed during the period	$—	$59,815	$722
Cash flows received on retained interests in securitization entities	—	—	68
Servicing fees	—	999	201
Purchases of previously transferred financial assets	—	(2,537)	(222)
Representations and warranties obligations	—	(143)	(38)
Other cash flows	—	(13)	187

2010
Cash proceeds from transfers completed during the period	$—	$68,822	$1,090
Cash flows received on retained interests in securitization entities	—	—	81
Servicing fees	1	1,081	209
Purchases of previously transferred financial assets	—	(1,865)	(282)
Representations and warranties obligations	—	(389)	(18)
Other cash flows	(6)	(39)	(22)

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following tables represent on-balance sheet loans held-for-sale and finance receivable and loans, off-balance sheet securitizations, and whole-loan sales where we have continuing involvement. The table presents quantitative information about delinquencies and net credit losses. Refer to Note 11 for further detail on total serviced assets.

	Total Amount		Amount 60 days or more past due		Net credit losses
December 31, ($ in millions)	2012	2011	2012	2011	2012	2011
On-balance sheet loans
Consumer automobile	$53,715	$63,884	$351	$341	$369	$321
Consumer mortgage (a)	12,311	18,940	241	3,242	8	150
Commercial automobile	32,822	37,302	24	162	(1)	13
Commercial mortgage	—	1,925	—	14	(1)	31
Commercial other	2,783	1,261	1	1	(31)	(5)

Total on-balance sheet loans	101,631	123,312	617	3,760	344	510

Off-balance sheet securitization entities
Consumer automobile	1,495	—	4	—	2	—
Consumer mortgage—GSEs (b)	119,384	262,984	1,892	9,456	n/m	n/m
Consumer mortgage-private-label	—	63,991	—	11,301	—	—

Total off-balance sheet securitization entities	120,879	326,975	1,896	20,757	2	—

Whole-loan transactions (c)	6,756	33,961	129	2,901	16	87

Total	$229,266	$484,248	$2,642	$27,418	$362	$597

(a)	Includes loans subject to conditional repurchase options of $0 billion and $2.3 billion guaranteed by the GSEs, and $0 million and $132 million sold to certain private-label mortgage securitization entities at December 31, 2012, and 2011, respectively.

(b)	Anticipated credit losses are not meaningful due to the GSE guarantees.

(c)	Whole-loan transactions are not part of a securitization transaction, but represent consumer automobile and consumer mortgage pools of loans sold to third-party investors.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

11. Servicing Activities

Mortgage Servicing Rights

The following table summarizes activity related to MSRs, which are carried at fair value. As there are limited MSR market transactions that are directly observable, management estimates fair value using internally developed discounted cash flow models (an income approach) to estimate the fair value. These internal valuation models estimate net cash flows based on internal operating assumptions that we believe would be used by market participants in orderly transactions combined with market-based assumptions for loan prepayment rates, interest rates, and discount rates that we believe approximate yields required by investors in this asset.

Year ended December 31, ($ in millions)	2012 (a)	2011
Estimated fair value at January 1,	$2,519	$3,738
Additions recognized on sale of mortgage loans	240	622
Additions from purchases of servicing rights	—	31
Subtractions from sales of servicing assets	—	(266)
Changes in fair value
Due to changes in valuation inputs or assumptions used in the valuation model	(282)	(1,041)
Other changes in fair value	(395)	(565)
Deconsolidation of ResCap	(1,130)	—

Estimated fair value at December 31,	$952	$2,519

(a)	The remaining balance is at Ally Bank, due to the deconsolidation of ResCap. Ally Bank announced that it has begun to explore strategic alternatives for its agency MSR portfolio.

Changes in fair value due to changes in valuation inputs or assumptions used in the valuation model include all changes due to a revaluation by a model or by a benchmarking exercise. Other changes in fair value primarily include the accretion of the present value of the discount related to forecasted cash flows and the economic runoff of the portfolio.

The key economic assumptions and sensitivity of the fair value of MSRs to immediate 10% and 20% adverse changes in those assumptions were as follows.

December 31, ($ in millions)	2012	2011
Weighted average life (in years)	4.6	4.7
Weighted average prepayment speed	13.5%	15.7%
Impact on fair value of 10% adverse change	$(77)	$(135)
Impact on fair value of 20% adverse change	(144)	(257)

Weighted average discount rate	7.7%	10.2%
Impact on fair value of 10% adverse change	$(10)	$(59)
Impact on fair value of 20% adverse change	(19)	(114)

These sensitivities are hypothetical and should be considered with caution. Changes in fair value based on a 10% and 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (e.g., increased market interest rates may result in lower prepayments and

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

increased credit losses) that could magnify or counteract the sensitivities. Further, these sensitivities show only the change in the asset balances and do not show any expected change in the fair value of the instruments used to manage the interest rates and prepayment risks associated with these assets.

Risk Mitigation Activities

The primary risk of our servicing rights is interest rate risk and the resulting impact on prepayments. A significant decline in interest rates could lead to higher-than-expected prepayments that could reduce the value of the MSRs. We economically hedge the impact of these risks with both derivative and nonderivative financial instruments. Refer to Note 22 for additional information regarding the derivative financial instruments used to economically hedge MSRs.

The components of servicing valuation and hedge activities, net, were as follows.

Year ended December 31, ($ in millions)	2012	2011	2010
Change in estimated fair value of mortgage servicing rights	$(560)	$(793)	$(147)
Change in fair value of derivative financial instruments	556	359	(470)

Servicing asset valuation and hedge activities, net	$(4)	$(434)	$(617)

Mortgage Servicing Fees

The components of mortgage servicing fees were as follows.

Year ended December 31, ($ in millions)	2012	2011	2010
Contractual servicing fees, net of guarantee fees and including subservicing	$281	$344	$277
Late fees	7	9	7
Ancillary fees	12	12	11

Total mortgage servicing fees	$300	$365	$295

Mortgage Servicing Advances

In connection with our primary Mortgage servicing activities (i.e., servicing of mortgage loans), we make certain payments for property taxes and insurance premiums, default and property maintenance payments, as well as advances of principal and interest payments before collecting them from individual borrowers. Servicing advances including contractual interest, are priority cash flows in the event of a loan principal reduction or foreclosure and ultimate liquidation of the real estate-owned property. These servicing advances are included in other assets on the Consolidated Balance Sheet and totaled $82 million and $1.9 billion at December 31, 2012 and 2011, respectively. We maintain an allowance for uncollected primary servicing advances of $1 million and $43 million at December 31, 2012 and 2011, respectively. Our potential obligation is influenced by the loan’s performance and credit quality. Additionally, we have a fiduciary responsibility for mortgage escrow and custodial funds that totaled $0 billion and $4.4 billion at December 31, 2012 and 2011, respectively. A portion of these balances are included in deposit liabilities on our Consolidated Balance Sheet. Refer to Note 14 for additional information.

Due to the deconsolidation of ResCap on May 14, 2012, we no longer act as a subservicer or master servicer of mortgage loans. Refer to Note 1 for more information regarding the deconsolidation. When we acted as a subservicer of mortgage loans we performed the responsibilities of a primary servicer but did not own the corresponding primary

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

servicing rights. We received a fee from the primary servicer for such services. As the subservicer, we had the same responsibilities of a primary servicer in that we made certain payments of property taxes and insurance premiums, default and property maintenance, as well as advances of principal and interest payments before collecting them from individual borrowers. At December 31, 2011, outstanding servicer advances related to subserviced loans were $125 million and we had a reserve for uncollected subservicer advances $1 million.

At December 31, 2011, we were the master servicer (i.e., servicer of beneficial interests issued by mortgage securitization entities) for 467,722 loans, having an aggregate unpaid principal balance of $61.4 billion. In many cases, where we acted as master servicer, we also acted as primary servicer. In connection with our master-servicing activities, we serviced the mortgage-backed and mortgage-related asset-backed securities and whole-loan packages sold to investors. As the master servicer, we collected mortgage loan payments from primary servicers and distributed those funds to investors in the mortgage-backed and mortgage-related asset-backed securities and whole-loan packages. As the master servicer, we were required to advance scheduled payments to the securitization trust or whole-loan investors. To the extent the primary servicer does not advance the payments, we were responsible for advancing the payment to the trust or whole-loan investors. Master-servicing advances, including contractual interest, are priority cash flows in the event of a default, thus making their collection reasonably assured. In most cases, we were required to advance these payments to the point of liquidation of the loan or reimbursement of the trust or whole-loan investors. At December 31, 2011, outstanding master-servicing advances were $158 million and we had no reserve for uncollected master-servicing advances.

Mortgage Serviced Assets

Total serviced mortgage assets consist of primary servicing activities. These include loans owned by Ally Bank, where Ally Bank is the primary servicer, and loans sold to third-party investors, where Ally Bank has retained primary servicing. Loans owned by Ally Bank are categorized as loans held-for-sale or finance receivables and loans which are discussed in further detail in Note 7 and Note 8, respectively. The loans sold to third-party investors were sold through off-balance sheet GSE securitization transactions.

The unpaid principal balance of our serviced mortgage assets were as follows.

December 31, ($ in millions)	2012 (a)	2011
On-balance sheet mortgage loans
Held-for-sale and investment	$10,938	$18,871
Operations held-for-sale	—	541
Off-balance sheet mortgage loans
Loans sold to third-party investors
Private-label	—	50,886
GSEs	119,384	262,868
Whole-loan	2	15,105
Purchased servicing rights	—	3,247
Operations held-for-sale	—	4,912

Total primary serviced mortgage loans	130,324	356,430
Subserviced mortgage loans	—	26,358
Subserviced operations held-for-sale	—	4

Total subserviced mortgage loans	—	26,362
Master-servicing-only mortgage loans	—	8,557

Total serviced mortgage loans	$130,324	$391,349

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

(a)	The remaining balances were serviced by Ally Bank, due to the deconsolidation of ResCap. Ally Bank announced that it has begun to explore strategic alternatives for its agency MSR portfolio.

Ally Bank is subject to certain net worth requirements associated with its servicing agreements with Fannie Mae and Freddie Mac. The majority of Ally Bank’s serviced mortgage assets are subserviced by GMAC Mortgage, LLC, a subsidiary of ResCap, pursuant to a servicing agreement. At December 31, 2012, Ally Bank was in compliance with the requirements of the servicing agreements.

Automobile Finance Servicing Activities

We service consumer automobile contracts. Historically, we have sold a portion of our consumer automobile contracts. With respect to contracts we sell, we retain the right to service and earn a servicing fee for our servicing function. Typically, we conclude that the fee we are paid for servicing consumer automobile finance receivables represents adequate compensation, and consequently, we do not recognize a servicing asset or liability. We recognized automobile servicing fee income of $109 million, $160 million, and $227 million during the years ended December 31, 2012, 2011, and 2010, respectively.

Automobile Finance Serviced Assets

The total serviced automobile finance loans outstanding were as follows.

December 31, ($ in millions)	2012	2011
On-balance sheet automobile finance loans and leases
Consumer automobile	$53,715	$63,884
Commercial automobile	32,822	37,302
Operating leases	13,550	9,275
Operations held-for-sale	25,979	102
Other	41	—
Off-balance sheet automobile finance loans
Loans sold to third-party investors
Securitizations	1,474	—
Whole-loan	6,541	12,318

Total serviced automobile finance loans and leases	$134,122	$122,881

12. Premiums Receivable and Other Insurance Assets

Premiums receivable and other insurance assets consisted of the following.

December 31, ($ in millions)	2012	2011
Prepaid reinsurance premiums	$236	$218
Reinsurance recoverable on unpaid losses	234	321
Reinsurance recoverable on paid losses	40	54
Premiums receivable	108	288
Deferred policy acquisition costs	991	972

Total premiums receivable and other insurance assets	$1,609	$1,853

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

13. Other Assets

The components of other assets were as follows.

December 31, ($ in millions)	2012	2011
Property and equipment at cost	$693	$1,152
Accumulated depreciation	(411)	(787)

Net property and equipment	282	365
Restricted cash collections for securitization trusts (a)	2,983	1,596
Fair value of derivative contracts in receivable position	2,298	5,687
Collateral placed with counterparties	1,290	1,448
Deferred tax asset (b)	1,190	238
Restricted cash and cash equivalents	889	1,381
Other accounts receivable	525	1,110
Cash reserve deposits held-for-securitization trusts (c)	442	838
Unamortized debt issuance costs	425	612
Nonmarketable equity securities	303	419
Interests retained in financial asset sales	154	231
Accrued interest and rent receivable	147	232
Real estate and other investments	98	385
Servicer advances	92	2,142
Prepaid expenses and deposits	60	568
Goodwill	27	518
Other assets	703	971

Total other assets	$11,908	$18,741

(a)	Represents cash collection from customer payments on securitized receivables. These funds are distributed to investors as payments on the related secured debt.

(b)	The increase in the deferred tax asset represents the release of a material portion of our U.S. valuation allowance. Refer to Note 23 for more information.

(c)	Represents credit enhancement in the form of cash reserves for various securitization transactions.

The changes in the carrying amounts of goodwill for the periods shown were as follows.

($ in millions)	Automotive Finance operations	Insurance operations	Total
Goodwill at January 1, 2010	$469	$57	$526
Transfer of assets of discontinued operations held-for-sale	(1)	(1)	(2)
Foreign-currency translation	—	1	1

Goodwill at December 31, 2010	$468	$57	$525
Transfer of assets of discontinued operations held-for-sale	—	(4)	(4)
Foreign-currency translation	—	(3)	(3)

Goodwill at December 31, 2011	$468	$50	$518
Transfer of assets of discontinued operations held-for-sale	(468)	(23)	(491)

Goodwill at December 31, 2012	$—	$27	$27

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

14. Deposit Liabilities

Deposit liabilities consisted of the following.

December 31, ($ in millions)	2012	2011
Domestic deposits
Noninterest-bearing deposits	$1,977	$2,029
Interest-bearing deposits
Savings and money market checking accounts	13,871	9,035
Certificates of deposit	31,084	28,540
Dealer deposits	983	1,769

Total domestic deposit liabilities	47,915	41,373

Foreign deposits
Interest-bearing deposits
Savings and money market checking accounts	—	1,408
Certificates of deposit	—	1,958
Dealer deposits	—	311

Total foreign deposit liabilities	—	3,677

Total deposit liabilities	$47,915	$45,050

Noninterest-bearing deposits primarily represent third-party escrows associated with our mortgage loan-servicing portfolio. The escrow deposits are not subject to an executed agreement and can be withdrawn without penalty at any time. At December 31, 2012, and December 31, 2011, certificates of deposit included $12.0 billion and $10.0 billion, respectively, of domestic certificates of deposit in denominations of $100 thousand or more.

The following table presents the scheduled maturity of total certificates of deposit.

Year ended December 31, ($ in millions)
2013	$15,688
2014	6,133
2015	4,336
2016	3,545
2017	1,382

Total certificates of deposit	$31,084

15. Short-term Borrowings

The following table presents the composition of our short-term borrowings portfolio.

	2012			2011
December 31, ($ in millions)	Unsecured	Secured (a)	Total	Unsecured	Secured (a)	Total
Demand notes	$3,094	$—	$3,094	$2,756	$—	$2,756
Bank loans and overdrafts	167	—	167	1,613	—	1,613
Federal Home Loan Bank	—	3,800	3,800	—	1,400	1,400
Other (b)	—	400	400	146	1,765	1,911

Total short-term borrowings	$3,261	$4,200	$7,461	$4,515	$3,165	$7,680

Weighted average interest rate (c)			1.0%			3.6%

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

(a)	Refer to Note 16 for further details on assets restricted as collateral for payment of the related debt.

(b)	Other primarily includes nonbank secured borrowings at our Commercial Finance Group at December 31, 2012 and Automotive Finance operations at December 31, 2011.

(c)	Based on the debt outstanding and the interest rate at December 31 of each year.

16. Long-term Debt

The following tables present the composition of our long-term debt portfolio.

December 31, ($ in millions)	Amount	Interest rate	Weighted average interest rate (a)	Due date range
2012
Senior debt
Fixed rate (b)	$28,336
Variable rate	2,345

Total senior debt (c)	30,681	0.38 -10.29%	6.69%	2013 - 2049
Subordinated debt
Fixed rate	251
Variable rate (d)	13,451

Total subordinated debt (e)	13,702	0.65 - 8.00%	0.92%	2013 - 2018
VIE secured debt
Fixed rate	19,077
Variable rate	7,384

Total VIE secured debt	26,461	0.25 - 8.30%	1.36%	2013 - 2017
Trust preferred securities
Fixed rate	2,623	8.13%	8.13%	2040
Fair value adjustment (f)	1,094

Total long-term debt (g)	$74,561

2011
Senior debt
Fixed rate (b)	$39,657
Variable rate	3,393

Total senior debt (c)	43,050	0.00 - 16.68%	6.15%	2012 - 2049
Subordinated debt
Fixed rate	4,675
Variable rate (d)	8,246

Total subordinated debt (e)	12,921	0.76 - 17.05%	4.62%	2012 - 2031
VIE secured debt
Fixed rate	16,538
Variable rate	16,605

Total VIE secured debt	33,143	0.32 - 8.30%	1.96%	2012 - 2040
Trust preferred securities
Fixed rate	2,622	8.13%	8.13%	2040
Fair value adjustment (f)	1,149

Total long-term debt (g)	$92,885

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

(a)	Based on the debt outstanding and the interest rate at December 31 of each year.

(b)	Includes $0.0 billion at December 31, 2012 and $7.4 billion at December 31, 2011, guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program.

(c)	Includes secured long-term debt of $0.0 billion at December 31, 2012 and $4.0 billion at December 31, 2011.

(d)	Includes $13.5 billion and $8.2 billion of debt outstanding from the Automotive secured revolving credit facilities at December 31, 2012 and 2011, respectively.

(e)	Includes secured long-term debt of $13.5 billion and $12.7 billion at December 31, 2012 and 2011, respectively.

(f)	Amount represents the hedge accounting adjustment of fixed-rate debt.

(g)	Includes fair value option-elected secured long-term debt of $0 million and $830 million at December 31, 2012 and 2011, respectively. Refer to Note 25 for additional information.

	2012			2011
December 31, ($ in millions)	Unsecured	Secured	Total	Unsecured	Secured	Total
Long-term debt
Due within one year	$1,070	$11,503	$12,573	$11,664	$14,521	$26,185
Due after one year	31,486	29,408	60,894	30,272	35,279	65,551
Fair value adjustment	1,094	—	1,094	1,149	—	1,149

Total long-term debt	$33,650	$40,911	$74,561	$43,085	$49,800	$92,885

The following table presents the scheduled remaining maturity of long-term debt, assuming no early redemptions will occur. The actual payment of secured debt may vary based on the payment activity of the related pledged assets.

Year ended December 31, ($ in millions)	2013	2014	2015	2016	2017	2018 and thereafter	Fair value adjustment	Total
Unsecured
Long-term debt	$1,331	$5,603	$5,115	$1,971	$3,671	$16,705	$1,094	$35,490
Original issue discount	(261)	(188)	(56)	(63)	(75)	(1,197)	—	(1,840)

Total unsecured	1,070	5,415	5,059	1,908	3,596	15,508	1,094	33,650

Secured
Long-term debt	11,503	13,596	8,567	3,123	3,032	1,090	—	40,911

Total long-term debt	$12,573	$19,011	$13,626	$5,031	$6,628	$16,598	$1,094	$74,561

To achieve the desired balance between fixed- and variable-rate debt, we utilize interest rate swap agreements. The use of these derivative financial instruments had the effect of synthetically converting $10.2 billion of our fixed-rate debt into variable-rate obligations and $14.5 billion of our variable-rate debt into fixed-rate obligations at December 31, 2012.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following summarizes assets restricted as collateral for the payment of the related debt obligation primarily arising from securitization transactions accounted for as secured borrowings and repurchase agreements.

	2012		2011
December 31, ($ in millions)	Total	Ally Bank (a)	Total	Ally Bank (a)
Trading assets	$—	$—	$27	$—
Investment securities	1,911	1,911	780	780
Loans held-for-sale	—	—	805	—
Mortgage assets held-for-investment and lending receivables	9,866	9,866	12,197	11,188
Consumer automobile finance receivables	29,557	14,833	33,888	17,320
Commercial automobile finance receivables	19,606	19,606	20,355	14,881
Investment in operating leases, net	6,058	1,691	4,555	431
Mortgage servicing rights	—	—	1,920	1,286
Other assets	999	272	3,973	1,816

Total assets restricted as collateral (b)	$67,997	$48,179	$78,500	$47,702

Secured debt (c)	$45,111	$29,162	$52,965	$25,533

(a)	Ally Bank is a component of the total column.

(b)	Ally Bank has an advance agreement with the Federal Home Loan Bank of Pittsburgh (FHLB) and had assets pledged to secure borrowings that were restricted as collateral to the FHLB totaling $12.6 billion and $10.9 billion at December 31, 2012, and 2011, respectively. These assets were composed primarily of consumer and commercial mortgage finance receivables and loans, net. Ally Bank has access to the Federal Reserve Bank Discount Window. Ally Bank had assets pledged and restricted as collateral to the Federal Reserve Bank totaling $1.9 billion and $4.3 billion at December 31, 2012, and 2011, respectively. These assets were composed of consumer mortgage finance receivables and loans, net; consumer automobile finance receivables and loans, net; and investment securities. Availability under these programs is only for the operations of Ally Bank and cannot be used to fund the operations or liabilities of Ally or its subsidiaries.

(c)	Includes $4.2 billion and $3.2 billion of short-term borrowings at December 31, 2012, and 2011, respectively.

Trust Preferred Securities

On December 30, 2009, we entered into a Securities Purchase and Exchange Agreement with U.S. Department of Treasury (Treasury) and GMAC Capital Trust I, a Delaware statutory trust (the Trust), which is a finance subsidiary that is wholly owned by Ally. As part of the agreement, the Trust sold to Treasury 2,540,000 trust preferred securities (TRUPS) issued by the Trust with an aggregate liquidation preference of $2.5 billion. Additionally, we issued and sold to Treasury a ten-year warrant to purchase up to 127,000 additional TRUPS with an aggregate liquidation preference of $127 million, at an initial exercise price of $0.01 per security, which Treasury immediately exercised in full.

On March 1, 2011, the Declaration of Trust and certain other documents related to the TRUPS were amended and all the outstanding TRUPS held by Treasury were designated 8.125% Fixed Rate / Floating Rate Trust Preferred Securities, Series (Series 2 TRUPS). On March 7, 2011, Treasury sold 100% of the Series 2 TRUPS in an offering registered with the SEC. Ally did not receive any proceeds from the sale.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Each Series 2 TRUPS security has a liquidation amount of $25. Distributions are cumulative and are payable until redemption at the applicable coupon rate. Distributions are payable at an annual rate of 8.125% payable quarterly in arrears, beginning August 15, 2011, to but excluding February 15, 2016. From and including February 15, 2016, to but excluding February 15, 2040, distributions will be payable at an annual rate equal to three-month London interbank offer rate plus 5.785% payable quarterly in arrears, beginning May 15, 2016. Ally has the right to defer payments of interest for a period not exceeding 20 consecutive quarters. The Series 2 TRUPS have no stated maturity date, but must be redeemed upon the redemption or maturity of the related debentures (Debentures), which mature on February 15, 2040. The Series 2 TRUPS are generally nonvoting, other than with respect to certain limited matters. During any period in which any Series 2 TRUPS remain outstanding but in which distributions on the Series 2 TRUPS have not been fully paid, none of Ally or its subsidiaries will be permitted to (i) declare or pay dividends on, make any distributions with respect to, or redeem, purchase, acquire or otherwise make a liquidation payment with respect to, any of Ally’s capital stock or make any guarantee payment with respect thereto; or (ii) make any payments of principal, interest, or premium on, or repay, repurchase or redeem, any debt securities or guarantees that rank on a parity with or junior in interest to the Debentures with certain specified exceptions in each case.

Covenants and Other Requirements

In secured funding transactions, there are trigger events that could cause the debt to be prepaid at an accelerated rate or could cause our usage of the credit facility to be discontinued. The triggers are generally based on the financial health and performance of the servicer as well as performance criteria for the pool of receivables, such as delinquency ratios, loss ratios, commercial payment rates. During 2012, there were no trigger events that resulted in the repayment of debt at an accelerated rate or impacted the usage of our credit facilities.

When we issue debt securities in private offerings, we may be subject to registration rights agreements. Under these agreements, we generally agree to use reasonable efforts to cause the consummation of a registered exchange offer or to file a shelf registration statement within a prescribed period. In the event that we fail to meet these obligations, we may be required to pay additional penalty interest with respect to the covered debt during the period in which we fail to meet our contractual obligations.

Funding Facilities

We utilize both committed and uncommitted credit facilities. The financial institutions providing the uncommitted facilities are not contractually obligated to advance funds under them. The amounts outstanding under our various funding facilities are included on our Consolidated Balance Sheet.

As of December 31, 2012, Ally Bank had exclusive access to $8.5 billion of funding capacity from committed credit facilities. Ally Bank also has access to a $4.1 billion committed facility that is shared with the parent company. Funding programs supported by the Federal Reserve and the FHLB, together with repurchase agreements, complement Ally Bank’s private committed facilities.

The total capacity in our committed funding facilities is provided by banks and other financial institutions through private transactions. The committed secured funding facilities can be revolving in nature and allow for additional funding during the commitment period, or they can be amortizing and do not allow for any further funding after the closing date. At December 31, 2012, $34.3 billion of our $43.0 billion of committed capacity was revolving. Our revolving facilities generally have an original tenor ranging from 364 days to two years. As of December 31, 2012, we had $13.9 billion of committed funding capacity from revolving facilities with a remaining tenor greater than 364 days.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Committed Funding Facilities

	Outstanding		Unused capacity (a)		Total capacity
December 31, ($ in billions)	2012	2011	2012	2011	2012	2011
Bank funding
Secured - U.S.	$3.8	$5.8	$4.7	$3.7	$8.5	$9.5
Nonbank funding
Unsecured
Automotive Finance — U.S.	—	—	—	0.5	—	0.5
Automotive Finance — International	0.1	0.3	—	—	0.1	0.3
Secured
Automotive Finance — U.S. (b) (c)	12.9	4.2	5.4	10.2	18.3	14.4
Automotive Finance — International (b)	9.6	10.1	2.4	3.0	12.0	13.1
Mortgage operations	—	0.7	—	0.5	—	1.2

Total nonbank funding	22.6	15.3	7.8	14.2	30.4	29.5

Shared capacity (d)
U.S.	1.0	1.5	3.0	2.5	4.0	4.0
International	0.1	0.1	—	—	0.1	0.1

Total committed facilities	$27.5	$22.7	$15.5	$20.4	$43.0	$43.1

(a)	Funding from committed secured facilities is available on request in the event excess collateral resides in certain facilities or is available to the extent incremental collateral is available and contributed to the facilities.

(b)	Total unused capacity includes $2.2 billion as of December 31, 2012, and $4.9 billion as of December 31, 2011, from certain committed funding arrangements that are generally reliant upon the origination of future automotive receivables and that are available in 2013.

(c)	Includes the secured facilities of our Commercial Finance Group.

(d)	Funding is generally available for assets originated by Ally Bank or the parent company, Ally Financial Inc.

Uncommitted Funding Facilities

	Outstanding		Unused capacity		Total capacity
December 31, ($ in billions)	2012	2011	2012	2011	2012	2011
Bank funding
Secured — U.S.
Federal Reserve funding programs	$—	$—	$1.8	$3.2	$1.8	$3.2
FHLB advances	4.8	5.4	0.4	—	5.2	5.4

Total bank funding	4.8	5.4	2.2	3.2	7.0	8.6

Nonbank funding
Unsecured
Automotive Finance — International	2.1	1.9	0.4	0.5	2.5	2.4
Secured
Automotive Finance — International	0.1	0.1	0.1	0.1	0.2	0.2
Mortgage operations	—	—	—	0.1	—	0.1

Total nonbank funding	2.2	2.0	0.5	0.7	2.7	2.7

Total uncommitted facilities	$7.0	$7.4	$2.7	$3.9	$9.7	$11.3

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

17. Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities were as follows.

December 31, ($ in millions)	2012	2011
Fair value of derivative contracts in payable position	$2,468	$5,367
Collateral received from counterparties	941	1,410
Accrual related to ResCap Bankruptcy and deconsolidation (a)	750	—
Accounts payable	565	1,178
Employee compensation and benefits	494	649
Reserves for insurance losses and loss adjustment expenses	341	580
Reserve for mortgage representation and warranty obligation	105	825
Deferred revenue	97	86
Non-income tax payable	15	296
Deferred income tax liability	6	111
GM payable, net	1	228
Current income tax payable	1	200
Loan repurchases liabilities	—	2,387
Other liabilities	801	1,347

Total accrued expenses and other liabilities	$6,585	$14,664

(a)	Refer to Note 1 for more information regarding the Debtors’ bankruptcy, deconsolidation, and this accrual.

18. Equity

Common Stock

Our common stock has a par value of $0.01 and there are 2,021,384 shares authorized for issuance. Our common stock is not registered with the Securities and Exchange Commission, and there is no established trading market for the shares. Treasury holds 73.78% of Ally common stock. The following table presents changes in the number of shares issued and outstanding.

(in shares)	2012	2011	2010
Common stock
January 1,	1,330,970	1,330,970	799,120
New issuances
Conversion of Series F-2 Preferred Stock (a)	—	—	531,850

December 31,	1,330,970	1,330,970	1,330,970

(a)	On December 30, 2010, 110,000,000 shares of Series F-2 Preferred Stock owned by Treasury were converted into 531,850 shares of Ally common stock.

Preferred Stock

Series F-2 Mandatorily Convertible Preferred Stock held by U.S. Department of Treasury

On December 30, 2009, Ally entered into a Securities Purchase and Exchange Agreement (the Purchase Agreement) with Treasury, pursuant to which a series of transactions occurred resulting in Treasury acquiring 228,750,000 shares of Ally’s newly issued Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2 (the New MCP), with a total liquidation preference of $11.4 billion. On December 30, 2010, Treasury

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

converted 110,000,000 shares of the New MCP into 531,850 shares of Ally common stock. The conversion occurred at an agreed upon rate that exceeded the initial conversion rate as defined in Exhibit H to the Ally Certificate of Incorporation. The fair value of the additional shares was approximately $586 million and represented an inducement. The fair value of the additional common shares issued to Treasury was determined using a combination of valuation techniques consistent with the market approach (Level 3 fair value inputs). The market approach we used to estimate the fair value of our common stock incorporated a combination of the tangible equity and earnings multiples from comparable publicly traded companies deemed similar to Ally (and its operating segments) and by observing comparable transactions in the marketplace. We also considered the implied valuation of our common stock based on the December 30, 2010, conversion with Treasury.

In connection with the conversion, the New MCP Certificate of Designation was amended to require us to deliver additional shares to the New MCP holders upon occurrence of certain specified events. The fair value associated with this provision was $30 million and was reflected in the New MCP balance at December 31, 2010. The fair value of the provision was determined utilizing an option pricing model using inputs and assumptions that management believes a willing market participant would use in estimating fair value (a Level 3 fair value input).

As a result, Treasury now holds 118,750,000 shares of the New MCP, with a total liquidation preference of $5.9 billion. Dividends of the New MCP accrue at 9% per annum. Dividends are payable quarterly, in arrears, only if and when declared by Ally’s Board of Directors. The New MCP generally is nonvoting, other than class-voting on certain matters under certain circumstances, including generally, the authorization of senior capital stock, the adverse amendment of the New MCP, and any exchange or reclassification involving the New MCP or merger or consolidation of Ally. Upon conversion of the New MCP into Ally common stock, the holder would have the voting rights associated with the common stock.

The shares of the New MCP are convertible into common stock at the applicable conversion rate (as provided in the Certificate of Designation) either: (i) at Ally’s option, at any time or from time to time, with the prior approval of the Federal Reserve provided that Ally is not permitted to convert any shares of the New MCP held by Treasury except (a) with the prior written consent of Treasury (which consent may be granted in the sole discretion of Treasury with respect to each conversion considering such factors as it deems appropriate at such time, which may include seeking to condition the terms on which it may provide such consent, which may include seeking an alteration of the conversion rate) or (b) pursuant to an order of the Federal Reserve compelling such a conversion; or (ii) at the option of the holder, upon the occurrence of certain specified transactions. All shares of the New MCP that remain outstanding on December 30, 2016, will automatically convert into common stock at a conversion rate of 0.00432 common shares per share of the New MCP. Under any conversion of the New MCP, settlement will always occur by issuance of our common stock.

Subject to the approval of the Federal Reserve and the restrictions imposed by the terms of our other preferred stock, we may opt to redeem, in whole or in part, from time to time, the New MCP then outstanding at any time. The New MCP may be redeemed at the greater of the liquidation preference, plus any accrued and unpaid dividends or the as-converted value, as defined in the Certificate of Designation.

Subject to certain exceptions, for so long as any shares of the New MCP are outstanding and owned by Treasury, Ally is generally prohibited from paying certain dividends or distributions on, or redeeming, repurchasing, or acquiring its capital stock or other equity securities without the consent of Treasury. Additionally, Ally is generally prohibited from making any dividends or distributions on, or redeeming, repurchasing, or acquiring its capital stock or other equity securities unless all accrued and unpaid dividends for all past dividend periods on the New MCP are fully paid.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Series A Preferred Stock

On March 1, 2011, pursuant to a registration rights agreement between Ally and GM, GM notified Ally of its intent to sell shares of Ally’s existing Fixed Rate Perpetual Preferred Stock, Series A (Existing Series A Preferred Stock), held by a subsidiary of GM. On March 25, 2011, Ally filed a Certificate of Amendment of Amended and Restated Certificate of Incorporation (the Amendment) with the Secretary of State of the State of Delaware. Pursuant to the Amendment, Ally’s Certificate of Incorporation, which included the terms of the Existing Series A Preferred Stock, was amended to modify certain terms of the Existing Series A Preferred Stock. As part of the Amendment, the Existing Series A Preferred Stock was redesignated as Ally’s Fixed Rate / Floating Rate Perpetual Preferred Stock, Series A (the Amended Series A Preferred Stock) and the liquidation amount was reduced from $1,000 per share to $25 per share. The Amendment, and a corresponding amendment to Ally’s bylaws, also increased the authorized number of shares of Amended Series A Preferred Stock to 160,870,560 shares, which was adjusted to account for the decreased liquidation amount per share. The total number of shares outstanding following the Amendment is 40,870,560 shares.

Immediately following the Amendment, the subsidiary of GM that held all of the outstanding Amended Series A Preferred Stock sold 100% of such stock in an offering registered with the SEC. Ally did not receive any proceeds from the sale.

Holders of the Amended Series A Preferred Stock are entitled to receive, when, and if declared by Ally, noncumulative cash dividends. Beginning March 25, 2011, to but excluding May 15, 2016, dividends accrue at a fixed rate of 8.5% per annum. Beginning on May 15, 2016, dividends will accrue at a rate equal to three-month London interbank offer rate (LIBOR) plus 6.243%, commencing on August 15, 2016, in each case on the 15th day of February, May, August, and November. Dividends will be payable to holders of record at the close of business on the preceding February 1, May 1, August 1, or November 1, as the case may be, or on such other date, not more than seventy calendar days prior to the dividend payment date, as will be fixed by the Ally Board of Directors. In the event that dividends with respect to a dividend period have not been paid in full on the dividend payment date, we will be prohibited, subject to certain specified exceptions, from (i) redeeming, purchasing or otherwise acquiring, any stock that ranks on a parity basis with, or junior in interest to, the Amended Series A Preferred Stock; (ii) paying any dividends or making any distributions with respect to any stock that ranks junior in interest to the Amended Series A Preferred Stock, until such time as Ally has paid the dividends payable on shares of the Amended Series A Preferred Stock with respect to a subsequent dividend period; and (iii) declaring or paying any dividend on any stock ranking on a parity basis with the Amended Series A Preferred Stock, subject to certain exceptions.

The holders of the Amended Series A Preferred Stock do not have voting rights other than those set forth in the certificate of designations for the Amended Series A Preferred Stock included in Ally’s Certificate of Incorporation. Ally may not redeem the Amended Series A Preferred Stock before May 15, 2016, and after such time the Amended Series A Preferred Stock may be redeemed in certain circumstances. In the event of any liquidation, dissolution or winding up of the affairs of Ally, holders of the Amended Series A Preferred Stock will be entitled to receive the liquidation amount per share of Amended Series A Preferred Stock and an amount equal to all declared, but unpaid dividends declared prior to the date of payment out of assets available for distribution, before any distribution is made for holders of stock that ranks junior in interest to the Amended Series A Preferred Stock, subject to the rights of Ally’s creditors.

The changes to the terms of the Existing Series A Preferred Stock pursuant to the terms of the Amendment were deemed substantive, and as a result, the transaction was accounted for as a redemption of the Existing Series A Preferred Stock and the issuance of the Amended Series A Preferred Stock. The Existing Series A

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Preferred Stock was removed at its carrying value, the Amended Series A Preferred Stock was recognized at its fair value, and the difference of $32 million was recorded as an increase to retained earnings, which impacted the income available to common stockholders used for the earnings per common share calculation.

Series G Preferred Stock

Effective June 30, 2009, we converted (the Conversion) from a Delaware limited liability company into a Delaware corporation in accordance with applicable law. In connection with the Conversion, the 7% Cumulative Perpetual Preferred Stock (the Blocker Preferred) of Preferred Blocker Inc. (PBI), a wholly owned subsidiary, was required to be converted into or exchanged for preferred stock. For this purpose, we had previously authorized for issuance its 7% Fixed Rate Cumulative Perpetual Preferred Stock, Series G (the Series G Preferred Stock). Pursuant to the terms of a Certificate of Merger, effective October 15, 2009, PBI merged with and into Ally with Ally continuing as the surviving entity. At that time, each share of the Blocker Preferred issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive an equal number of newly issued shares of Series G Preferred Stock. In the aggregate, 2,576,601 shares of Series G Preferred Stock were issued to holders of the Blocker Preferred in connection with the merger. The Series G Preferred Stock ranks equally in right of payment with each of our outstanding series of preferred stock in accordance with the terms thereof.

The Series G Preferred Stock accrues dividends at a rate of 7% per annum. Dividends are payable quarterly, in arrears, only if and when declared by Ally’s Board of Directors. Subject to any other restrictions contained in the terms of any other series of stock or other agreements that Ally is or may become subject to, at Ally’s option and subject to Ally having obtained any required regulatory approvals, Ally may, subject to certain conditions, redeem the Series G Preferred Stock, in whole or in part, at any time or from time to time, upon proper notice given, at a redemption price equal to the liquidation amount plus the amount of any accrued and unpaid dividends thereon through the date of redemption. The Series G Preferred Stock generally is nonvoting other than class-voting on certain matters under certain circumstances including generally, the authorization of senior capital stock or amendments that adversely impact the Series G Preferred Stock. Ally is generally prohibited from making any Restricted Payments on or prior to January 1, 2014, and may only make Restricted Payments after January 1, 2014, if certain conditions are satisfied. For this purpose, Restricted Payments include, subject to certain exceptions, any dividend payment or distribution of assets on any common stock or any redemption, purchase, or other acquisition of any shares of common stock.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about our Series F-2, Series A, and Series G preferred stock.

December 31,	2012		2011
Mandatorily convertible preferred stock held by U.S. Department of Treasury
Series F-2 preferred stock (a)
Carrying value ($ in millions)	$5,685		$5,685
Par value (per share)	0.01		0.01
Liquidation preference (per share)	50		50
Number of shares authorized	228,750,000		228,750,000
Number of shares issued and outstanding	118,750,000		118,750,000
Dividend/coupon	9%		9%
Redemption/call feature	Perpetual	(b)	Perpetual	(b)
Preferred stock
Series A preferred stock
Carrying value ($ in millions)	$1,021		$1,021
Par value (per share)	0.01		0.01
Liquidation preference (per share)	25		25
Number of shares authorized	160,870,560		160,870,560
Number of shares issued and outstanding	40,870,560		40,870,560
Dividend/coupon
Prior to May 15, 2016	8.5%		8.5%
On and after May 15, 2016	three month LIBOR + 6.243%		three month LIBOR + 6.243%
Redemption/call feature	Perpetual	(c)	Perpetual	(c)
Series G preferred stock (d)
Carrying value ($ in millions)	$234		$234
Par value (per share)	0.01		0.01
Liquidation preference (per share)	1,000		1,000
Number of shares authorized	2,576,601		2,576,601
Number of shares issued and outstanding	2,576,601		2,576,601
Dividend/coupon	7%		7%
Redemption/call feature	Perpetual	(e)	Perpetual	(e)

(a)	Mandatorily convertible to common equity on December 30, 2016.

(b)	Convertible prior to mandatory conversion date with consent of Treasury.

(c)	Nonredeemable prior to May 15, 2016.

(d)	Pursuant to a registration rights agreement, we are required to maintain an effective shelf registration statement. In the event we fail to meet this obligation, we may be required to pay additional interest to the holders of the Series G Preferred Stock.

(e)	Redeemable beginning at December 31, 2011.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

19. Accumulated Other Comprehensive Income (Loss)

The following table presents changes, net of tax, in each component of accumulated other comprehensive income (loss).

($ in millions)	Unrealized gains (losses) on investment securities (a)	Translation adjustments and net investment hedges	Cash flow hedges	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Balance at January 1, 2010	$151	$433	$(27)	$(97)	$460
2010 net change	(177)	(17)	33	(40)	(201)

Balance at December 31, 2010	(26)	416	6	(137)	259
2011 net change	(88)	(64)	—	(20)	(172)

Balance at December 31, 2011	(114)	352	6	(157)	87
2012 net change	190	16	(4)	22	224

Balance at December 31, 2012	$76	$368	$2	$(135)	$311

(a)	Represents the after-tax difference between the fair value and amortized cost of our available-for-sale securities portfolio.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents the before- and after-tax changes in each component of accumulated other comprehensive income (loss).

December 31, ($ in millions)	Before Tax	Tax Effect	After Tax
2012
Unrealized gains (losses) on investment securities
Net unrealized gains arising during the period	$377	$(46)	$331
Less: Net realized gains reclassified to net income (a)	174	(33)	141

Net change	203	(13)	190
Translation adjustments and net investment hedges
Translation adjustments	182	2	184
Hedges	(270)	102	(168)

Net change	(88)	104	16
Cash flow hedges
Net unrealized losses arising during the period	(7)	3	(4)
Defined benefit pension plans
Net losses, prior service costs, and transition obligation arising during the period	(55)	19	(36)
Less: Net losses, prior service costs, and transition obligations reclassified to net income	(95)	37	(58)

Net change	40	(18)	22

Other comprehensive income	$148	$76	$224

2011
Unrealized gains (losses) on investment securities
Net unrealized gains arising during the period	$213	$(17)	$196
Less: Net realized gains reclassified to net income (b)	296	(12)	284

Net change	(83)	(5)	(88)
Translation adjustments and net investment hedges
Translation adjustments	(238)	1	(237)
Hedges	173	—	173

Net change	(65)	1	(64)
Defined benefit pension plans
Net losses, prior service costs, and transition obligation arising during the period	(25)	(2)	(27)
Less: Net losses, prior service costs, and transition obligations reclassified to net income	(12)	5	(7)

Net change	(13)	(7)	(20)

Other comprehensive loss	$(161)	$(11)	$(172)

2010
Unrealized gains on investment securities
Net unrealized gains arising during the period	$317	$3	$320
Less: Net realized gains reclassified to net income	506	(9)	497

Net change	(189)	12	(177)
Translation adjustments and net investment hedges
Translation adjustments	178	(13)	165
Hedges	(182)	—	(182)

Net change	(4)	(13)	(17)
Cash flow hedges
Net unrealized gains arising during the period	35	(2)	33
Defined benefit pension plans
Net losses, prior service costs, and transition obligation arising during the period	(45)	(14)	(59)
Less: Net losses, prior service costs, and transition obligations reclassified to net income	(14)	(5)	(19)

Net change	(31)	(9)	(40)

Other comprehensive loss	$(189)	$(12)	$(201)

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

(a)	Includes gains of $28 million at December 31, 2012, classified as income (loss) from discontinued operations, net of tax, in our Consolidated Statement of Income.

(b)	Includes gains of $2 million at December 31, 2011, classified as income (loss) from discontinued operations, net of tax, in our Consolidated Statement of Income.

20. Earnings per Common Share

The following table presents the calculation of basic and diluted earnings per common share.

Year ended December 31, ($ in millions except per share data)	2012	2011	2010
Net income (loss) from continuing operations	$1,370	$(219)	$(334)
Preferred stock dividends — U.S. Department of Treasury	(535)	(534)	(963)
Preferred stock dividends	(267)	(260)	(282)
Impact of preferred stock conversion or amendment (a)	—	32	(616)

Net income (loss) from continuing operations attributable to common shareholders (b)	568	(981)	(2,195)

(Loss) income from discontinued operations, net of tax	(174)	62	1,363

Net income (loss) attributable to common shareholders	$394	$(919)	$(832)

Basic weighted-average common shares outstanding	1,330,970	1,330,970	800,597

Diluted weighted-average common shares outstanding (b)	1,330,970	1,330,970	800,597

Basic earnings per common share
Net income (loss) from continuing operations	$427	$(738)	$(2,742)
Loss (income) from discontinued operations, net of tax	(131)	47	1,703

Net income (loss)	$296	$(691)	$(1,039)

Diluted earnings per common share (b)
Net income (loss) from continuing operations	$427	$(738)	$(2,742)
Loss (income) from discontinued operations, net of tax	(131)	47	1,703

Net income (loss)	$296	$(691)	$(1,039)

(a)	Refer to Note 18 for further detail.

(b)	Due to the antidilutive effect of converting the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares and the net loss from continuing operations attributable to common shareholders for 2011 and 2010, respectively, net income (loss) from continuing operations attributable to common shareholders and basic weighted-average common shares outstanding were used to calculate basic and diluted earnings per share.

The effects of converting the outstanding Fixed Rate Cumulative Mandatorily Convertible Preferred Stock into common shares are not included in the diluted earnings per share calculation for the years ended December 31, 2012, 2011, and 2010, respectively, as the effects would be antidilutive for those periods. As such, 574 thousand of potential common shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2012 and 2011, respectively, and 987 thousand of potential common shares were excluded from the diluted earnings per share calculation for the year ended December 31, 2010.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

21. Regulatory Capital and Other Regulatory Matters

As a bank holding company, we and our wholly owned state-chartered banking subsidiary, Ally Bank, are subject to risk-based capital and leverage guidelines issued by federal and state banking regulators that require that our capital-to-assets ratios meet certain minimum standards. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements or the results of operations and financial condition of Ally and Ally Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets and certain off-balance sheet items. Our capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

The risk-based capital ratios are determined by allocating assets and specified off-balance sheet financial instruments into several broad risk categories with higher levels of capital being required for the categories that present greater risk. Under the guidelines, total capital is divided into two tiers: Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common equity, minority interests, qualifying noncumulative preferred stock, and the fixed rate cumulative preferred stock sold to Treasury under the Troubled Asset Relief Program (TARP), less goodwill and other adjustments. Tier 2 capital generally consists of perpetual preferred stock not qualifying as Tier 1 capital, limited amounts of subordinated debt and the allowance for loan losses, and other adjustments. The amount of Tier 2 capital may not exceed the amount of Tier 1 capital.

Total risk-based capital is the sum of Tier 1 and Tier 2 capital. Under the guidelines, banking organizations are required to maintain a minimum Total risk-based capital ratio (Total capital to risk-weighted assets) of 8% and a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 4%.

The federal banking regulators also have established minimum leverage ratio guidelines. The leverage ratio is defined as Tier 1 capital divided by adjusted quarterly average total assets (which reflect adjustments for disallowed goodwill and certain intangible assets). The minimum Tier 1 leverage ratio is 3% or 4% depending on factors specified in the regulations.

A banking institution meets the regulatory definition of “well-capitalized” when its Total risk-based capital ratio equals or exceeds 10% and its Tier 1 risk-based capital ratio equals or exceeds 6%; and for insured depository institutions, when its leverage ratio equals or exceeds 5%, unless subject to a regulatory directive to maintain higher capital levels.

The banking regulators have also developed a measure of capital called “Tier 1 common” defined as Tier 1 capital less noncommon elements, including qualifying perpetual preferred stock, minority interest in subsidiaries, trust preferred securities, and mandatory convertible preferred securities. Tier 1 common is used by banking regulators, investors and analysts to assess and compare the quality and composition of Ally’s capital with the capital of other financial services companies. Also, bank holding companies with assets of $50 billion or more, such as Ally, must develop and maintain a capital plan annually, and among other elements, the capital plan must include a discussion of how we will maintain a pro forma Tier 1 common ratio (Tier 1 common to risk-weighted assets) above 5% under expected conditions and certain stressed scenarios.

On October 29, 2010, Ally, IB Finance Holding Company, LLC, Ally Bank, and the FDIC entered into a Capital and Liquidity Maintenance Agreement (CLMA). The CLMA requires capital at Ally Bank to be maintained at a level such that Ally Bank’s leverage ratio is at least 15%. For this purpose, the leverage ratio is determined in accordance with the FDIC’s regulations related to capital maintenance.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes our capital ratios.

	2012		2011		Required minimum			Well- capitalized minimum
December 31, ($ in millions)	Amount	Ratio	Amount	Ratio
Risk-based capital
Tier 1 (to risk-weighted assets)
Ally Financial Inc.	$20,232	13.13%	$21,067	13.65%	4.00%			6.00%
Ally Bank	14,136	16.26	12,953	17.42	4.00			6.00
Total (to risk-weighted assets)
Ally Financial Inc.	$21,669	14.07%	$22,664	14.69%	8.00%			10.00%
Ally Bank	14,827	17.06	13,675	18.40	8.00			10.00
Tier 1 leverage (to adjusted quarterly average assets) (a)
Ally Financial Inc.	$20,232	11.16%	$21,067	11.45%	3.00–4.00%			(b	)
Ally Bank	14,136	15.30	12,953	15.50	15.00	(c	)	5.00%
Tier 1 common (to risk-weighted assets)
Ally Financial Inc.	$10,749	6.98%	$11,585	7.51%	n/a			n/a
Ally Bank	n/a	n/a	n/a	n/a	n/a			n/a

n/a = not applicable

(a)	Federal regulatory reporting guidelines require the calculation of adjusted quarterly average assets using a daily average methodology.

(b)	There is no Tier 1 leverage component in the definition of a well-capitalized bank holding company.

(c)	Ally Bank, in accordance with the CLMA, is required to maintain a Tier 1 leverage ratio of at least 15%.

At December 31, 2012, Ally and Ally Bank were “well-capitalized” and met all capital requirements to which each was subject.

Basel Capital Accord and Other Regulatory Matters

In June 2012, the U.S. federal banking agencies released three notices of proposed rulemaking (NPRs) and a Market Risk Final Rule (effective January 1, 2013). The three NPRs represent substantial revisions to the regulatory capital rules for banking organizations. If adopted, as proposed, these NPRs would incorporate the international Basel III capital framework, as well as implement certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). On August 8, 2012, the federal banking agencies extended the public comment period on the NPRs to October 22, 2012.

Highlights of the NPRs include a revised definition of capital in order to implement the Basel III reforms as well as higher minimum capital ratios that will apply to most banking organizations and would be phased in between 2013 and 2019 consistent with the Basel Committee’s international implementation time line. The NPRs remove the use of credit ratings from both the standardized and advanced approaches, as required by the Dodd-Frank Act. In addition, the standards in the existing Basel I risk-based capital rules, which the NPRs refer to as the “general risk-based capital requirements,” would be revised, effective January 1, 2015, to include a more risk-sensitive risk-weighting approach. On November 9, 2012, the federal banking agencies announced that the Basel III proposals would not become effective on January 31, 2013.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The Market Risk Final Rule, which amends the calculation of market risk capital, only applies to banking organizations with significant trading assets and liabilities. We do not currently meet the minimum requirements for application of the Market Risk Rule; accordingly, this rule is not currently applicable to us.

Compliance with evolving capital requirements is a strategic priority for Ally. We expect to be in compliance with all applicable requirements within the established timeframes.

International Banks, Finance Companies, and Other Foreign Operations

Certain of our foreign subsidiaries operate in local markets as either banks or regulated finance companies and are subject to regulatory restrictions. These regulatory restrictions, among other things, require that our subsidiaries meet certain minimum capital requirements and may restrict dividend distributions and ownership of certain assets. Total assets of our regulated international banks and finance companies were approximately $15.3 billion and $13.6 billion at December 31, 2012 and 2011, respectively. In addition, the Bank Holding Company Act of 1956 imposes restrictions on Ally’s ability to invest equity abroad without FRB approval. Many of our other operations are also heavily regulated in many jurisdictions outside the United States.

Depository Institutions

Ally Bank is a state nonmember bank, chartered by the State of Utah, and subject to the supervision of the FDIC and the Utah Department of Financial Institutions. Ally Bank’s deposits are insured by the FDIC, and Ally Bank is required to file periodic reports with the FDIC concerning its financial condition. Total assets of Ally Bank were $94.8 billion and $85.3 billion at December 31, 2012 and 2011, respectively. Ally Bank is subject to Utah law (and, in certain instances, federal law) that places restrictions and limitations on the amount of dividends or other distributions. Ally Bank did not make any dividend or other distributions to Ally in 2012 or 2011.

The FRB requires banks to maintain minimum average reserve balances. The amount of the required reserve balance for Ally Bank was $214 million and $205 million at December 31, 2012 and 2011, respectively.

U.S. Mortgage Business

Our U.S. mortgage business is subject to extensive federal, state, and local laws, rules, and regulations, in addition to judicial and administrative decisions that impose requirements and restrictions on this business. As a Federal Housing Administration-approved lender, certain of our U.S. mortgage subsidiaries are required to submit audited financial statements to the Department of Housing and Urban Development on an annual basis. The U.S. mortgage business is also subject to examination by the Federal Housing Commissioner to assure compliance with Federal Housing Administration regulations, policies, and procedures. The federal, state, and local laws, rules, and regulations to which our U.S. mortgage business is subject, among other things, impose licensing obligations and financial requirements; limit the interest rates, finance charges, and other fees that can be charged; regulate the use of credit reports and the reporting of credit information; impose underwriting requirements; regulate marketing techniques and practices; require the safeguarding of nonpublic information about customers; and regulate servicing practices, including the assessment, collection, foreclosure, claims handling, and investment and interest payments on escrow accounts.

Certain of our mortgage subsidiaries are required to satisfy regulatory net worth requirements. Failure to meet minimum capital requirements can initiate certain mandatory actions by federal, state, and foreign agencies that could have a material effect on our results of operations and financial condition. These entities were in compliance with these requirements at December 31, 2012.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Insurance Companies

Our Insurance operations are subject to certain minimum aggregate capital requirements, net asset and dividend restrictions under applicable state and foreign insurance law, and the rules and regulations promulgated by various U.S. and foreign regulatory agencies. Under various state and foreign insurance regulations, dividend distributions may be made only from statutory unassigned surplus, with approvals required from the regulatory authorities for dividends in excess of certain statutory limitations. At December 31, 2012, the maximum dividend that could be paid by the U.S. insurance subsidiaries over the next twelve months without prior statutory approval was $118 million.

22. Derivative Instruments and Hedging Activities

We enter into interest rate and foreign-currency swaps, futures, forwards, options, and swaptions in connection with our market risk management activities. Derivative instruments are used to manage interest rate risk relating to specific groups of assets and liabilities, including investment securities, MSRs, and debt. In addition, we use foreign exchange contracts to mitigate foreign-currency risk associated with foreign-currency-denominated investment securities, foreign-currency-denominated debt, foreign exchange transactions, and our net investment in foreign subsidiaries. Our primary objective for utilizing derivative financial instruments is to manage market risk volatility associated with interest rate and foreign-currency risks related to the assets and liabilities.

Interest Rate Risk

We execute interest rate swaps to modify our exposure to interest rate risk by converting certain fixed-rate instruments to a variable-rate and certain variable-rate instruments to a fixed rate. We monitor our mix of fixed- and variable-rate debt in relation to the rate profile of our assets. When it is cost-effective to do so, we may enter into interest rate swaps to achieve our desired mix of fixed- and variable-rate debt. Derivatives qualifying for hedge accounting consist of fixed-rate debt obligations in which receive-fixed swaps are designated as hedges of specific fixed-rate debt obligations. Other derivatives qualifying for hedge accounting consist of an existing variable-rate liability in which pay-fixed swaps are designated as hedges of the expected future cash flows in the form of interest payments on the outstanding borrowing associated with Ally Bank’s secured floating-rate credit facility.

We enter into economic hedges to mitigate exposure for the following categories.

•

MSRs — Our MSRs are generally subject to loss in value when mortgage rates decline. Declining mortgage rates generally result in an increase in refinancing activity that increases prepayments and results in a decline in the value of MSRs. To mitigate the impact of this risk, we maintain a portfolio of financial instruments, primarily derivative instruments that increase in value when interest rates decline. The primary objective is to minimize the overall risk of loss in the value of MSRs due to the change in fair value caused by interest rate changes.

We may use a multitude of derivative instruments to manage the interest rate risk related to MSRs. They include, but are not limited to, interest rate futures contracts, call or put options on U.S. Treasuries, swaptions, forward sales of MBS, futures, interest rate swaps, interest rate floors, and interest rate caps. We monitor and actively manage our risk on a daily basis.

•

Mortgage loan commitments and mortgage and automobile loans held-for-sale — We are exposed to interest rate risk from the time an interest rate lock commitment (IRLC) is made until the time the mortgage loan is sold. Changes in interest rates impact the market price for our loans; as market interest

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

rates decline, the value of existing IRLCs and loans held-for-sale increase and vice versa. Our primary objective in risk management activities related to IRLCs and mortgage loans held-for-sale is to eliminate or greatly reduce any interest rate risk associated with these items.

The primary derivative instrument we use to accomplish the risk management objective for mortgage loans and IRLCs is forward sales of MBS, primarily Fannie Mae or Freddie Mac to-be-announced securities. These instruments typically are entered into at the time the IRLC is made. The value of the forward sales contracts moves in the opposite direction of the value of our IRLCs and mortgage loans held-for-sale. We also use other derivatives, such as interest rate swaps, options, and futures, to economically hedge automobile loans held-for-sale and certain portions of the mortgage portfolio. Nonderivative instruments, such as short positions of U.S. Treasuries, may also be periodically used to economically hedge the mortgage portfolio.

•

Debt — With the exception of a portion of our fixed-rate debt and a portion of our outstanding floating-rate borrowing associated with Ally Bank’s secured floating-rate credit facility, we do not apply hedge accounting to our derivative portfolio held to mitigate interest rate risk associated with our debt portfolio. Typically, the significant terms of the interest rate swaps match the significant terms of the underlying debt resulting in an effective conversion of the rate of the related debt.

•

Other — We enter into futures, options, and swaptions to economically hedge our net fixed versus variable interest rate exposure. We also enter into equity options to economically hedge our exposure to the equity markets.

Foreign Currency Risk

We enter into derivative financial instrument contracts to mitigate the risk associated with variability in cash flows related to foreign-currency financial instruments. Currency forwards are used to economically hedge foreign exchange exposure on foreign-currency-denominated debt by converting the funding currency to the same currency of the assets being financed. Similar to our interest rate derivatives, the derivatives are generally entered into or traded concurrent with the debt issuance with the terms of the derivative matching the terms of the underlying debt.

Our foreign subsidiaries maintain both assets and liabilities in local currencies; these local currencies are generally the subsidiaries’ functional currencies for accounting purposes. Foreign-currency exchange-rate gains and losses arise when the assets or liabilities of our subsidiaries are denominated in currencies that differ from its functional currency. In addition, our equity is impacted by the cumulative translation adjustments resulting from the translation of foreign subsidiary results; this impact is reflected in our accumulated other comprehensive income (loss). We enter into foreign-currency forwards and option-based contracts with external counterparties to hedge foreign exchange exposure on our net investments in foreign subsidiaries. In March 2011, we elected to dedesignate all of our existing net investment hedge relationships and changed our method of measuring hedge effectiveness from the spot method to the forward method for new hedge relationships entered into prospectively. For the net investment hedges that were designated under the spot method up until dedesignation date, the hedges were recorded at fair value with changes recorded to accumulated other comprehensive income (loss) with the exception of the spot to forward difference that was recorded to earnings. For current net investment hedges designated under the forward method, the hedges are recorded at fair value with the changes recorded to accumulated other comprehensive income (loss) including the spot to forward difference. The net derivative gain or loss remains in accumulated other comprehensive income (loss) until earnings are impacted by the sale or the liquidation of the associated foreign operation.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

We also have a centralized-lending program to manage liquidity for all of our subsidiary businesses. Foreign-currency-denominated loan agreements are executed with our foreign subsidiaries in their local currencies. We evaluate our foreign-currency exposure resulting from intercompany lending and manage our currency risk exposure by entering into foreign-currency derivatives with external counterparties. Our foreign-currency derivatives are recorded at fair value with changes recorded as income offsetting the gains and losses on the associated foreign-currency transactions.

We also periodically purchase nonfunctional currency denominated investment securities and enter into foreign-currency forward contracts with external counterparties to hedge against changes in the fair value of the securities, through maturity, due to changes in the related foreign-currency exchange rate. The foreign-currency forward contracts are recorded at fair value with changes recorded to earnings. The changes in value of the securities due to changes in foreign-currency exchange rates are also recorded to earnings. In the case of securities classified as available-for-sale, any changes in fair value due to unhedged risks are recorded to accumulated other comprehensive income.

Except for our net investment hedges and fair value foreign-currency hedges of available-for-sale securities, we generally have not elected to treat any foreign-currency derivatives as hedges for accounting purposes principally because the changes in the fair values of the foreign-currency swaps are substantially offset by the foreign-currency revaluation gains and losses of the underlying assets and liabilities.

Counterparty Credit Risk

Derivative financial instruments contain an element of credit risk if counterparties are unable to meet the terms of the agreements. Credit risk associated with derivative financial instruments is measured as the net replacement cost should the counterparties that owe us under the contract completely fail to perform under the terms of those contracts, assuming no recoveries of underlying collateral as measured by the market value of the derivative financial instrument.

To mitigate the risk of counterparty default, we maintain collateral agreements with certain counterparties. The agreements require both parties to maintain collateral in the event the fair values of the derivative financial instruments meet established thresholds. In the event that either party defaults on the obligation, the secured party may seize the collateral. Generally, our collateral arrangements are bilateral such that we and the counterparty post collateral for the value of our total obligation to each other. Contractual terms provide for standard and customary exchange of collateral based on changes in the market value of the outstanding derivatives. The securing party posts additional collateral when their obligation rises or removes collateral when it falls. We also have unilateral collateral agreements whereby we are the only entity required to post collateral.

Certain derivative instruments contain provisions that require us to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit risk-related event. If a credit risk-related event had been triggered the amount of additional collateral required to be posted by us would have been insignificant.

We placed cash and securities collateral totaling $1.3 billion and $1.4 billion at December 31, 2012 and 2011, respectively, in accounts maintained by counterparties. We received cash collateral from counterparties totaling $941 million and $1.4 billion at December 31, 2012 and 2011, respectively. The receivables for collateral placed and the payables for collateral received are included on our Consolidated Balance Sheet in other assets and accrued expenses and other liabilities, respectively. In certain circumstances, we receive or post securities as collateral with counterparties. We do not record such collateral received on our Consolidated Balance Sheet unless certain conditions are met. At December 31, 2012 and 2011, we received noncash collateral of $0.3 million and $43 million, respectively.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Balance Sheet Presentation

The following table summarizes the fair value amounts of derivative instruments reported on our Consolidated Balance Sheet. The fair value amounts are presented on a gross basis, are segregated by derivatives that are designated and qualifying as hedging instruments or those that are not, and are further segregated by type of contract within those two categories. At December 31, 2012, $2.3 billion of the derivative contracts in a receivable position were classified as other assets on the Consolidated Balance Sheet. At December 31, 2011, $5.7 billion and $14 million of the derivative contracts in a receivable position were classified as other assets and trading assets, respectively, on the Consolidated Balance Sheet. At December 31, 2012, $2.5 billion of derivative contracts in a liability position were classified as accrued expenses and other liabilities on the Consolidated Balance Sheet. At December 31, 2011, $5.4 billion of derivative contracts in a liability position and $12 million of trading derivatives were both classified as accrued expenses and other liabilities on the Consolidated Balance Sheet.

	2012			2011
	Derivative contracts in a		Notional amount	Derivative contracts in a		Notional amount
December 31, ($ in millions)	receivable position (a)	payable position (b)		receivable position (a)	payable position (b)
Derivatives qualifying for hedge accounting
Interest rate risk
Fair value accounting hedges	$411	$—	$7,248	$289	$4	$8,398
Cash flow accounting hedges	—	10	2,580	4	—	3,000

Total interest rate risk	411	10	9,828	293	4	11,398
Foreign exchange risk
Net investment accounting hedges	35	53	8,693	123	54	8,208

Total derivatives qualifying for hedge accounting	446	63	18,521	416	58	19,606

Economic hedges and trading derivatives
Interest rate risk
MSRs	1,616	2,299	146,405	4,812	5,012	523,037
Mortgage loan commitments and mortgage loans held-for-sale	49	23	9,617	95	107	24,950
Debt	28	29	17,716	81	54	25,934
Other	154	27	41,514	160	101	42,142

Total interest rate risk	1,847	2,378	215,252	5,148	5,274	616,063
Foreign exchange risk	5	27	2,464	137	47	7,569

Total economic hedges and trading derivatives	1,852	2,405	217,716	5,285	5,321	623,632

Total derivatives	$2,298	$2,468	$236,237	$5,701	$5,379	$643,238

(a)	Includes accrued interest of $175 million and $459 million at December 31, 2012 and 2011, respectively.

(b)	Includes accrued interest of $144 million and $458 million at December 31, 2012 and 2011, respectively.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Offsetting Assets and Liabilities

Our qualifying master netting agreements are written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the agreement to the non-defaulting entity upon an event of default of the counterparty, including bankruptcy, insolvency, or similar proceeding, and (2) provide the non-defaulting entity the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to liquidate or set off collateral promptly upon an event of default of the counterparty. As it relates to derivative instruments, in certain instances we have the option to report derivatives the are subject to a qualifying master netting agreement on a net basis, we have elected to report these instruments as gross assets and liabilities on the Condensed Consolidated Balance Sheet.

To further mitigate the risk of counterparty default related to derivative instruments, we maintain collateral agreements with certain counterparties. The agreements require both parties to maintain collateral in the event the fair values of the derivative financial instruments meet established thresholds. In the event that either party defaults on the obligation, the secured party may seize the collateral. Generally, our collateral arrangements are bilateral such that we and the counterparty post collateral for the value of our total obligation to each other. Contractual terms provide for standard and customary exchange of collateral based on changes in the market value of the outstanding derivatives. The securing party posts additional collateral when their obligation rises or removes collateral when it falls, such that the net replacement cost of the non-defaulting party is covered in the event of counterparty defaults.

The composition of offsetting derivative instruments, financial assets, and financial liabilities was as follows.

				Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet
December 31, 2012 ($ in millions)	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Condensed Consolidated Balance Sheet	Net Amounts of Assets/ (Liabilities) Presented in the Condensed Consolidated Balance Sheet	Financial Instruments	Collateral (a)	Net Amount
Assets
Derivative assets in net asset positions	$1,395	$—	$1,395	$(503)	$(841)	$51
Derivative assets in net liability positions	788	—	788	(788)	—	—
Derivative assets with no offsetting arrangements	115	—	115	—	—	115

Total assets	$2,298	$—	$2,298	$(1,291)	$(841)	$166

Liabilities
Derivative liabilities in net liability positions	$(1,929)	$—	$(1,929)	$788	$1,092	$(49)
Derivative liabilities in net asset positions	(503)	—	(503)	503	—	—
Derivative liabilities with no offsetting arrangements	(36)	—	(36)	—	__	(36)

Total liabilities	$(2,468)	$—	$(2,468)	$1,291	$1,092	$(85)

(a)	Financial collateral received/pledged shown as a balance based on the sum of all net asset and liability positions between Ally and each individual derivative counterparty.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

				Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet
December 31, 2011 ($ in millions)	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Condensed Consolidated Balance Sheet	Net Amounts of Assets/ (Liabilities) Presented in the Condensed Consolidated Balance Sheet	Financial Instruments	Collateral (a)	Net Amount
Assets
Derivative assets in net asset positions	$2,492	$—	$2,492	$(1,748)	$(618)	$126
Derivative assets in net liability positions	1,337	—	1,337	(1,337)	—	—
Derivative assets with no offsetting arrangements	1,872	—	1,872	—	—	1,872

Total assets	$5,701	$—	$5,701	$(3,085)	$(618)	$1,998

Liabilities
Derivative liabilities in net liability positions	$(2,616)	$—	$(2,616)	$1,337	$1,215	$(64)
Derivative liabilities in net asset positions	(1,748)	—	(1,748)	1,748	—	—
Derivative liabilities with no offsetting arrangements	(1,015)	—	(1,015)	—	—	(1,015)

Total liabilities	$(5,379)	$—	$(5,379)	$3,085	$1,215	$(1,079)

(a)	Financial collateral received/pledged shown as a balance based on the sum of all net asset and liability positions between Ally and each individual derivative counterparty.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Statement of Income and Other Comprehensive Income Presentation

The following table summarizes the location and amounts of gains and losses on derivative instruments reported in our Consolidated Statement of Income and Other Comprehensive Income.

Year ended December 31, ($ in millions)	2012	2011	2010
Derivatives qualifying for hedge accounting
Gain recognized in earnings on derivatives (a)
Interest rate contracts
Interest on long-term debt	$164	$895	$159
Foreign exchange contracts
Other income, net of losses	—	35	—
Loss recognized in earnings on hedged items (b)
Interest rate contracts
Interest on long-term debt	(193)	(851)	(122)
Foreign exchange contracts
Other income, net of losses	—	(35)	—

Total derivatives qualifying for hedge accounting	(29)	44	37

Economic and trading derivatives
(Loss) gain recognized in earnings on derivatives
Interest rate contracts
Servicing asset valuation and hedge activities, net	556	359	(470)
(Loss) gain on mortgage and automotive loans, net	(5)	(242)	69
Other income, net of losses	(18)	(57)	(102)

Total interest rate contracts	533	60	(503)

Foreign exchange contracts (c)
Interest on long-term debt	(39)	61	(125)
Other income, net of losses	(48)	17	120

Total foreign exchange contracts	(87)	78	(5)

Gain (loss) recognized in earnings on derivatives	$417	$182	$(471)

(a)	Amounts exclude gains related to interest for qualifying accounting hedges of debt, which are primarily offset by the fixed coupon payment on the long-term debt. The gains were $119 million, $248 million, and $312 million for the years ended December 31, 2012, 2011, and 2010, respectively.

(b)	Amounts exclude gains related to amortization of deferred basis adjustments on the hedged items. The gains were $226 million, $216 million, and $148 million for the years ended December 31, 2012, 2011, and 2010, respectively.

(c)	Amounts exclude gains and losses related to the revaluation of the related foreign-denominated debt or receivable. Gains of $87 million, and losses of $103 million and $17 million, were recognized for the years ended December 31, 2012, 2011, and 2010, respectively.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes derivative instruments used in cash flow and net investment hedge accounting relationships.

Year ended December 31, ($ in millions)	2012	2011	2010
Cash flow hedges
Interest rate contracts
Gain reclassified from accumulated other comprehensive income to interest on long-term debt	$1	$—	$—
(Loss) gain recorded directly to interest on long-term debt	(7)	5	—

Total interest on long-term debt	$(6)	$5	$—

(Loss) gain recognized in other comprehensive income	$(7)	$(1)	$4

Net investment hedges
Foreign exchange contracts
(Loss) gain reclassified from accumulated other comprehensive income to other income, net of losses	$(1)	$(8)	$12
Loss recorded directly to other income, net of losses (a)	—	(3)	(18)

Total other income, net of losses	$(1)	$(11)	$(6)

(Loss) gain recognized in other comprehensive income (b)	$(270)	$173	$(183)

(a)	The amounts represent the forward points excluded from the assessment of hedge effectiveness.

(b)	The amounts represent the effective portion of net investment hedges. There are offsetting amounts recognized in accumulated other comprehensive income related to the revaluation of the related net investment in foreign operations. There were gains of $285 million, losses of $237 million, and gains of $187 million for the years ended December 31, 2012, 2011, and 2010, respectively.

23. Income Taxes

The following table summarizes income (loss) from continuing operations before income tax expense.

Year ended December 31, ($ in millions)	2012	2011	2010
U.S. (loss) income	$544	$(157)	$(186)
Non-U.S. income (loss)	(30)	(20)	(51)

(Loss) income from continuing operations before income tax expense	$514	$(177)	$(237)

The significant components of income tax expense from continuing operations were as follows.

Year ended December 31, ($ in millions)	2012	2011	2010
Current income tax (benefit) expense
U.S. federal	$—	$10	$11
Foreign	(24)	29	39
State and local	10	8	60

Total current (benefit) expense	(14)	47	110

Deferred income tax (benefit) expense
U.S. federal	(627)	—	(6)
Foreign	25	(5)	—
State and local	(240)	—	(7)

Total deferred benefit	(842)	(5)	(13)

Total income tax (benefit) expense from continuing operations	$(856)	$42	$97

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

A reconciliation of the (benefit) provision for income taxes with the amounts at the statutory U.S. federal income tax rate is shown in the following table.

Year ended December 31, ($ in millions)	2012	2011	2010
Statutory U.S. federal tax (benefit) expense	$180	$(62)	$(83)
Change in tax resulting from
Effect of valuation allowance change	(1,022)	49	175
State and local income taxes, net of federal income tax benefit	(34)	22	(16)
Tax Credits	(45)	—	—
Changes in unrecognized tax benefits	(6)	(7)	(15)
Foreign tax differential	9	30	(21)
Non-deductible expenses	12	9	4
Other, net	50	1	53

Tax (benefit) expense	$(856)	$42	$97

As discussed in Note 1, on May 14, 2012, we deconsolidated ResCap for financial reporting purposes. For U.S. federal tax purposes, however, ResCap will continue to be included in our consolidated return filing until ultimate disposition of our ownership in ResCap. Given that the Debtors are disregarded entities for U.S. tax purposes, there should not be a reduction to our net deferred tax assets as a result of the Bankruptcy filing.

Our income tax (benefit) expense from continuing operations has not naturally corresponded with our (loss) income from continuing operations before income tax for the years ended December 31, 2012, 2011, and 2010, given we had U.S. and foreign valuation allowance movements during those years. For 2012, consolidated income tax benefit from continuing operations is largely driven by a release of a portion of our U.S. valuation allowance.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. As of December 31, 2012, we determined that positive evidence existed to conclude that it is more likely than not that ordinary-in-character deferred tax assets are realizable, and therefore, we reduced the valuation allowance accordingly. Positive evidence in this assessment consisted of forecasts of future taxable income that are sufficient to realize net operating loss carryforwards before their expiration, coupled with our emergence from a cumulative three-year U.S. pretax loss (after removing the effects of non-recurring charges and discontinued operations). Certain U.S. deferred tax assets remain offset with a valuation allowance as discussed below.

We believe it is more likely than not that the benefit for certain U.S. net operating loss, capital loss, and foreign tax credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $1.6 billion on the deferred tax assets relating to these carryforwards. In particular, the deferred tax assets and liabilities as of December 31, 2012, reflect the U.S. income tax effects of the anticipated sale of entities held-for-sale at net book value. In concluding to maintain a valuation allowance against our capital loss carryforwards, we considered the positive evidence that we have entered into agreements to sell our held-for-sale entities for amounts in excess of book value. We also considered and ultimately weighted more heavily the negative evidence that we have historically had difficulty generating significant capital gains; capital loss carryforwards have a relatively short carryforward period; the timing of disposal of the held-for-sale entities is uncertain; and the disposal of the held-for-sale entities are subject to various levels of regulatory approval in numerous countries. Successful completion during 2013 of the sales of entities currently held-for-sale may result in capital gains that would allow us to realize capital loss carryforwards. A related reversal of valuation allowance on these deferred tax assets would be recognized as an income tax benefit upon such utilization.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The significant components of deferred tax assets and liabilities are reflected in the following table.

December 31, ($ in millions)	2012	2011
Deferred tax assets
Tax credit carryforwards	$1,631	$161
Tax loss carryforwards	1,025	1,976
Mark-to-market on consumer finance receivables and loans	880	695
Equity investment in ResCap	486	—
Provision for loan losses	306	775
Hedging transactions	267	280
State and local taxes	263	186
ResCap settlement accrual	262	—
Sales of finance receivables and loans	206	182
Unearned insurance premiums	142	158
Contingency reserves	19	169
Other	247	568

Gross deferred tax assets	5,734	5,150

Valuation allowance	(1,653)	(2,274)

Net deferred tax assets	4,081	2,876

Deferred tax liabilities
Lease transactions	1,756	2,052
Basis difference in subsidiaries	454	—
Deferred acquisition costs	333	328
Debt transactions	226	32
Unrealized gains on securities	16	180
Other	112	157

Gross deferred tax liabilities	2,897	2,749

Net deferred tax assets	$1,184	$127

At December 31, 2012, we had U.S. federal and state net operating loss carryforwards and capital loss carryforwards. The federal net operating loss carryforwards of $668 million expire in the years 2025–2031. The federal capital loss carryforwards of $2.2 billion expire in the years 2014–2017. The corresponding expiration periods for the state net operating loss carryforwards of $1.7 billion and capital loss carryforwards of $3.1 billion are 2014–2032 and 2014–2017, respectively. Additionally, U.S. foreign tax credit carryforwards of $1.6 billion are available as of December 31, 2012, and expire in the years 2013–2022.

Foreign pretax income is subject to U.S. taxation when effectively repatriated. Before the third quarter of 2012, we fully provided for federal income taxes on the undistributed earnings of foreign subsidiaries except to the extent those earnings were indefinitely reinvested outside the United States. As of December 31, 2012, however, we no longer assert that any foreign earnings are indefinitely reinvested outside of the United States. This change in assertion is primarily due to the fact that agreements to sell our international operations were signed during the fourth quarter of 2012. These sales will be taxable in the United States in future periods and will result in the effective repatriation of foreign earnings. As a result of this change in assertion, all deferred tax liabilities for incremental U.S. tax that stem from temporary differences related to investments in foreign subsidiaries or foreign corporate joint ventures have been recognized as of December 31, 2012.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table provides a reconciliation of the beginning and ending amount of unrecognized tax benefits.

($ in millions)	2012	2011	2010
Balance at January 1,	$198	$214	$172
Additions based on tax positions related to the current year	14	11	69
Additions for tax positions of prior years	2	20	3
Reductions for tax positions of prior years	(4)	(3)	(23)
Settlements	(17)	(35)	(9)
Expiration of statute of limitations	(4)	—	(2)
Foreign-currency translation adjustments	(5)	(9)	4
Deconsolidation of ResCap and discontinued operations	(82)	—	—

Balance at December 31,	$102	$198	$214

Included in the unrecognized tax benefits balances are some items, the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences and the portion of gross state unrecognized tax benefits that would be offset by the tax benefit of the associated federal deduction. At December 31, 2012, 2011, and 2010, the balance of unrecognized tax benefits that, if recognized, would affect our effective tax rate is $84 million, $179 million, and $199 million, respectively.

We recognize accrued interest and penalties related to uncertain income tax positions in interest expense and other operating expenses, respectively. For the years ended December 31, 2012, 2011, and 2010, $1 million, $1 million, and $1 million, respectively, were accrued for interest and penalties with the cumulative accrued balance totaling $7 million at December 31, 2012, $178 million at December 31, 2011, and $201 million at December 31, 2010.

We anticipate the examination of various U.S. income tax returns along with the examinations by various foreign, state, and local jurisdictions will be completed within the next twelve months. As such, it is reasonably possible that certain tax positions may be settled and the unrecognized tax benefits would decrease by $22 million, which includes interest and penalties.

We file tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. Our most significant operations remaining following our commitment to sell various international operations are the United States and Canada. The oldest tax years that remain subject to examination for those jurisdictions are 2009 and 2004, respectively.

24. Employee Benefit and Compensation Plans

Defined Contribution Plan

A significant number of our employees are covered by defined contribution plans. Employer contributions vary based on criteria specific to each individual plan and amounted to $49 million, $49 million, and $45 million in 2012, 2011, and 2010, respectively. These costs were recorded as compensation and benefits expense in our Consolidated Statement of Income. We expect contributions for 2013 to be similar to contributions made in 2012.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Defined Benefit Pension Plan

Certain of our employees are eligible to participate in separate retirement plans that provide for pension payments upon retirement based on factors such as length of service and salary. In recent years, we have transferred, frozen, or terminated a significant number of our other defined benefit plans. All income and expense noted for pension accounting was recorded as compensation and benefits expense in our Consolidated Statement of Income.

The following summarizes information related to our pension plans.

Year ended December 31, ($ in millions)	2012	2011
Projected benefit obligation	$355	$528
Fair value of plan assets	214	398

Underfunded status	$(141)	$(130)

The underfunded position is recognized on the Consolidated Balance Sheet and the change in the underfunded position was recorded in other comprehensive income (loss).

Defined Benefit Pension Plan Actions

GMAC Mortgage Group LLC, our wholly owned subsidiary, sponsors a defined benefit pension plan (the GMACM Pension Plan) for which the accrual of additional benefits were previously frozen. The GMACM Pension Plan primarily covers former employees of certain discontinued or non-core businesses of our Mortgage and Insurance operations. In October 2012, we entered into an agreement under which the GMACM Pension Plan purchased a group annuity contract from a third-party insurance company that requires the insurance company to pay and administer all future annuity payments to the current retiree population of the GMACM Pension Plan (retired as of September 1, 2012) beginning on January 1, 2013. Additionally, during the fourth quarter the GMACM Pension Plan completed a program whereby we offered voluntary lump-sum distributions to terminated employees with vested benefits. In connection with these combined actions we recorded a settlement loss of $23 million.

Other Postretirement Benefits

Certain of our subsidiaries participated in various postretirement medical, dental, vision, and life insurance plans. We have provided for certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as other postretirement benefits. Other postretirement benefits expense (income), which is recorded in compensation and benefits expense in our Consolidated Statement of Income, was minimal in 2012, 2011, and 2010. We expect our other postretirement benefit expense to continue to be minimal in future years.

Share-based Compensation Plans

Based on our transactions with Treasury during 2009, we are required to comply with the limitations on executive pay as determined by the Special Master of TARP Compensation (Special Master). We have established Deferred Stock Units (DSUs) and Incentive Restricted Stock Units (IRSUs) as forms of compensation to our senior executives, which have been approved by the Special Master. We also grant Restricted Stock Units (RSUs) to executives under the Long-Term Equity Compensation Incentive Plan (LTIP). Each of our approved compensation plans and awards were designed to provide our executives with an opportunity to share in the future growth in value of Ally, which is necessary to attract and retain key executives.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Pursuant to the terms of the LTIP plan, the Ally Board of Directors determines a share price valuation for share-based compensation awards not less than annually. The Ally Board of Directors thus determined a share price of $8,500 per share for purposes of the LTIP plan as of December 31, 2011. A share price valuation of $9,000 per share was determined as of March 31, 2012. The valuation remained unchanged at $9,000 per share as of December 31, 2012. The changes in award valuation resulted in an increase to compensation expense for RSU, DSU, and IRSU awards of $5 million, $7 million, and $2 million, respectively, recognized in 2012. The impact was recorded as compensation and benefits expense in our Consolidated Statement of Income.

RSU awards are incentive awards granted to executives as phantom shares of Ally. The majority of awards granted in 2008 and 2009 vest ratably on an annual basis based on continued service on December 31, 2012 with the final tranche vesting on December 31, 2012. Participants had the option at grant date to defer the valuation and payout for awards granted in 2008 and 2009. A majority of the participants who received awards granted in 2010, 2011, and 2012 vest ratably over a three-year period starting on the date the award was issued with the majority of the awards fully vesting in February 2013, February 2014, and February 2015, respectively. The awards require liability treatment and are remeasured quarterly at fair value until they are paid. The compensation costs related to these awards are ratably charged to expense over the applicable service period. Changes in fair value related to the portion of the awards that have vested and have not been paid are recognized in earnings in the period in which the changes occur. At December 31, 2012 there were a total of 17,057 RSU award shares outstanding, composed of 7,420 shares awarded during 2008, 5,956 shares awarded during 2009, 2,648 shares awarded during 2010, 844 shares awarded during 2011, and 189 shares awarded during 2012. At December 31, 2011 there were a total of 26,707 RSU award shares outstanding, composed of 8,421 shares awarded during 2008, 9,281 shares awarded during 2009, 5,199 shares awarded during 2010, and 3,806 shares awarded during 2011. We recognized compensation expense related to RSU awards of $78 million, $50 million and $58 million for the years ended December 31, 2012, 2011 and 2010, respectively. These costs were recorded as compensation and benefits expense in our Consolidated Statement of Income.

DSU awards are granted to senior executives as phantom shares of Ally and are included as part of their base salary. DSU awards are generally granted ratably each pay period throughout the year, vest immediately upon grant, and are paid in cash. DSUs awarded in 2012 will generally be redeemable in three equal installments: the first on the final payroll date of 2012, the second ratably over 2013 and the third ratably over 2014. DSUs awarded in 2011 are generally redeemable in three equal annual installments beginning on the first anniversary of grant. The DSU awards require liability treatment and are remeasured quarterly at fair value until they are paid, with each change in value fully charged to compensation expense in the period in which the change occurs. At December 31, 2012 and 2011 there were a total of 13,190 and 13,743 DSU award shares outstanding, respectively. We recognized compensation expense related to DSU awards of $57 million, $19 million and $68 million for the years ended December 31, 2012, 2011 and 2010, respectively, for the outstanding awards. These costs were recorded as compensation and benefits expense in our Consolidated Statement of Income.

IRSU awards are incentive awards granted to senior executives as phantom shares of Ally. There were no IRSUs granted to senior executives in 2012. IRSU awards from 2009, 2010 and 2011 generally vest in full after two years from the date of grant based on continued service with Ally. After the vesting requirement is met, IRSU payouts will be made only as we repay our TARP obligations. Payouts will be made in 25% increments based on the percentage of TARP obligations that have been repaid, as determined in accordance with the established guidelines for determining “repayment”.

As of December 31, 2012, Ally had repaid more than 25%, but less than 50%, of its TARP obligations. Payouts are based on the fair value of the phantom shares at the time of the payout. The awards require liability treatment and are remeasured quarterly at fair value until they are paid. The compensation costs related to these

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

awards are ratably charged to expense over the requisite service period. Changes in fair value relating to the portion of the awards that have vested and have not been paid are recognized in earnings in the period in which the changes occur. At December 31, 2012 and 2011 there were a total of 6,475 and 7,975 IRSU award shares outstanding, respectively. We recognized compensation expense related to IRSU awards of $23 million, $12 million and $9 million for the years ended December 31, 2012, 2011 and 2010, respectively, for the outstanding awards. These costs were recorded as compensation and benefits expense in our Consolidated Statement of Income.

25. Fair Value

Fair Value Measurements

For purposes of this disclosure, fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Additionally, entities are required to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities at the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2	Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Transfers	Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfer occurred. There were no transfers between any levels during the year ended December 31, 2012.

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models, and significant assumptions utilized.

•

Trading assets (excluding derivatives) — Trading assets were recorded at fair value. Our portfolio included MBS (including senior and subordinated interests) that were either investment-grade, noninvestment grade, or unrated securities. Valuations were primarily based on internally developed discounted cash flow models (an income approach) that used assumptions consistent with current market

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

conditions. The valuation considered recent market transactions, experience with similar securities, current business conditions, and analysis of the underlying collateral, as available. To estimate cash flows, we utilized various significant assumptions including market observable inputs (e.g., forward interest rates) and internally developed inputs (e.g., prepayment speeds, delinquency levels, and credit losses).

•

Available-for-sale securities — Available-for-sale securities are carried at fair value based on observable market prices, when available. If observable market prices are not available, our valuations are based on internally developed discounted cash flow models (an income approach) that use a market-based discount rate and consider recent market transactions, experience with similar securities, current business conditions, and analysis of the underlying collateral, as available. To estimate cash flows, we are required to utilize various significant assumptions including market observable inputs (e.g., forward interest rates) and internally developed inputs (including prepayment speeds, delinquency levels, and credit losses).

•

Mortgage loans held-for-sale, net — Our mortgage loans held-for-sale are accounted for at either fair value because of fair value option elections or they were accounted for at the lower-of-cost or fair value. Mortgage loans held-for-sale are typically pooled together and sold into certain exit markets depending on underlying attributes of the loan, such as GSE eligibility, product type, interest rate, and credit quality. Two valuation methodologies are used to determine the fair value of mortgage loans held-for-sale. The methodology used depends on the exit market as described below.

Level 2 mortgage loans — This includes all GSE-eligible mortgage loans carried at fair value due to fair value option election, which are valued predominantly using published forward agency prices. It also includes any domestic loans and foreign loans where recently negotiated market prices for the loan pool exist with a counterparty (which approximates fair value) or quoted market prices for similar loans are available.

Level 3 mortgage loans — This included all conditional repurchase option loans carried at fair value due to the fair value option election and all GSE-ineligible residential mortgage loans that were accounted for at the lower-of-cost or fair value. The fair value of these residential mortgage loans were determined using internally developed valuation models because observable market prices were not available. The loans were priced on a discounted cash flow basis utilizing cash flow projections from internally developed models that utilized prepayment, default, and discount rate assumptions. To the extent available, we utilized market observable inputs such as interest rates and market spreads. If market observable inputs were not available, we were required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates.

Refer to the section within this note titled Fair Value Option for Financial Assets and Financial Liabilities for further information about the fair value elections.

•

Consumer mortgage finance receivables and loans, net — We elected the fair value option for certain consumer mortgage finance receivables and loans. The elected mortgage loans collateralized on-balance sheet securitization debt in which we estimated credit reserves pertaining to securitized assets that could have exceeded or already had exceeded our economic exposure. We also elected the fair value option for all mortgage securitization trusts required to be consolidated. The elected mortgage loans represented a portion of the consumer finance receivables and loans. The balance for which the fair value option was not elected was reported on the balance sheet at the principal amount outstanding, net of charge-offs, allowance for loan losses, and premiums or discounts.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The loans were measured at fair value using a portfolio approach. The objective in fair valuing the loans and related securitization debt was to account properly for our retained economic interest in the securitizations. As a result of reduced liquidity in capital markets, values of both these loans and the securitized bonds were expected to be volatile. Since this approach involved the use of significant unobservable inputs, we classified all the mortgage loans elected under the fair value option as Level 3. Refer to the section within this note titled Fair Value Option of Financial Assets and Financial Liabilities for additional information.

•

MSRs — MSRs are classified as Level 3 because there are limited MSR market transactions that are directly observable; therefore, we use internally developed discounted cash flow models (an income approach) to estimate the fair value. These internal valuation models estimate net cash flows based on internal operating assumptions that we believe would be used by market participants in orderly transactions combined with market-based assumptions for loan prepayment rates, interest rates, and discount rates that we believe approximate yields required by investors in this asset. Cash flows primarily include servicing fees, float income, and late fees in each case less operating costs to service the loans. The estimated cash flows are discounted using an option-adjusted spread-derived discount rate.

•

Interests retained in financial asset sales — The interests retained are in securitization trusts and deferred purchase prices on the sale of whole-loans. Due to inactivity in the market, valuations are based on internally developed discounted cash flow models (an income approach) that use a market-based discount rate; therefore, we classified these assets as Level 3. The valuation considers recent market transactions, experience with similar assets, current business conditions, and analysis of the underlying collateral, as available. To estimate cash flows, we utilize various significant assumptions, including market observable inputs (e.g., forward interest rates) and internally developed inputs (e.g., prepayment speeds, delinquency levels, and credit losses).

•

Derivative instruments — We enter into a variety of derivative financial instruments as part of our risk management strategies. Certain of these derivatives are exchange traded, such as Eurodollar futures. To determine the fair value of these instruments, we utilize the quoted market prices for the particular derivative contracts; therefore, we classified these contracts as Level 1.

We also execute over-the-counter derivative contracts, such as interest rate swaps, swaptions, forwards, caps, floors, and agency to-be-announced securities. We utilize third-party-developed valuation models that are widely accepted in the market to value these over-the-counter derivative contracts. The specific terms of the contract and market observable inputs (such as interest rate forward curves and interpolated volatility assumptions) are used in the model. We classified these over-the-counter derivative contracts as Level 2 because all significant inputs into these models were market observable.

We also hold certain derivative contracts that are structured specifically to meet a particular hedging objective. These derivative contracts often are utilized to hedge risks inherent within certain on-balance sheet securitizations. To hedge risks on particular bond classes or securitization collateral, the derivative’s notional amount is often indexed to the hedged item. As a result, we typically are required to use internally developed prepayment assumptions as an input into the model to forecast future notional amounts on these structured derivative contracts. Accordingly, we classified these derivative contracts as Level 3.

We are required to consider all aspects of nonperformance risk, including our own credit standing, when measuring fair value of a liability. We reduce credit risk on the majority of our derivatives by

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

entering into legally enforceable agreements that enable the posting and receiving of collateral associated with the fair value of our derivative positions on an ongoing basis. In the event that we do not enter into legally enforceable agreements that enable the posting and receiving of collateral, we will consider our credit risk and the credit risk of our counterparties in the valuation of derivative instruments through a credit valuation adjustment (CVA), if warranted. The CVA calculation utilizes our credit default swap spreads and the spreads of the counterparty.

•

On-balance sheet securitization debt — We elected the fair value option for certain mortgage loans held-for-investment and the related on-balance sheet securitization debt. We valued securitization debt that was elected pursuant to the fair value option and any economically retained positions using market observable prices whenever possible. The securitization debt was principally in the form of asset- and MBS collateralized by the underlying mortgage loans held-for-investment. Due to the attributes of the underlying collateral and current market conditions, observable prices for these instruments were typically not available. In these situations, we considered observed transactions as Level 2 inputs in our discounted cash flow models. Additionally, the discounted cash flow models utilized other market observable inputs, such as interest rates, and internally derived inputs including prepayment speeds, credit losses, and discount rates. Fair value option-elected financing securitization debt was classified as Level 3 as a result of the reliance on significant assumptions and estimates for model inputs. Refer to the section within this note titled Fair Value Option for Financial Assets and Financial Liabilities for further information about the election. The debt that was not elected under the fair value option is reported on the balance sheet at cost, net of premiums or discounts and issuance costs.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Recurring Fair Value

The following tables display the assets and liabilities measured at fair value on a recurring basis including financial instruments elected for the fair value option. We often economically hedge the fair value change of our assets or liabilities with derivatives and other financial instruments. The tables below display the hedges separately from the hedged items; therefore, they do not directly display the impact of our risk management activities.

	Recurring fair value measurements
December 31, 2012 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Investment securities
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	$697	$1,517	$—	$2,214
Foreign government	3	300	—	303
Mortgage-backed residential	—	6,906	—	6,906
Asset-backed	—	2,340	—	2,340
Corporate debt securities	—	1,263	—	1,263

Total debt securities	700	12,326	—	13,026
Equity securities (a)	1,152	—	—	1,152

Total available-for-sale securities	1,852	12,326	—	14,178
Mortgage loans held-for-sale, net (b)	—	2,490	—	2,490
Mortgage servicing rights	—	—	952	952
Other assets
Interests retained in financial asset sales	—	—	154	154
Derivative contracts in a receivable position
Interest rate	40	2,170	48	2,258
Foreign currency	—	40	—	40

Total derivative contracts in a receivable position	40	2,210	48	2,298
Collateral placed with counterparties (c)	103	99	—	202

Total assets	$1,995	$17,125	$1,154	$20,274

Liabilities
Accrued expenses and other liabilities
Derivative contracts in a payable position
Interest rate	$(13)	$(2,374)	$(1)	$(2,388)
Foreign currency	—	(78)	(2)	(80)

Total derivative contracts in a payable position	(13)	(2,452)	(3)	(2,468)

Total liabilities	$(13)	$(2,452)	$(3)	$(2,468)

(a)	Our investment in any one industry did not exceed 21%.

(b)	Carried at fair value due to fair value option elections.

(c)	Represents collateral in the form of investment securities. Cash collateral was excluded.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

	Recurring fair value measurements
December 31, 2011 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Trading assets (excluding derivatives)
Mortgage-backed residential securities	$—	$575	$33	$608

Total trading assets	—	575	33	608
Investment securities
Available-for-sale securities
Debt securities
U.S. Treasury and federal agencies	903	643	—	1,546
States and political subdivisions	—	1	—	1
Foreign government	427	357	—	784
Mortgage-backed residential	—	7,312	—	7,312
Asset-backed	—	2,553	62	2,615
Corporate debt securities	—	1,491	—	1,491
Other debt securities	—	327	—	327

Total debt securities	1,330	12,684	62	14,076
Equity securities (a)	1,059	—	—	1,059

Total available-for-sale securities	2,389	12,684	62	15,135
Mortgage loans held-for-sale, net (b)	—	3,889	30	3,919
Consumer mortgage finance receivables and loans, net (b)	—	—	835	835
Mortgage servicing rights	—	—	2,519	2,519
Other assets
Interests retained in financial asset sales	—	—	231	231
Derivative contracts in a receivable position (c)
Interest rate	79	5,274	88	5,441
Foreign currency	—	242	18	260

Total derivative contracts in a receivable position	79	5,516	106	5,701
Collateral placed with counterparties (d)	328	—	—	328

Total assets	$2,796	$22,664	$3,816	$29,276

Liabilities
Long-term debt
On-balance sheet securitization debt (b)	$—	$—	$(830)	$(830)
Accrued expenses and other liabilities
Derivative contracts in a payable position (c)
Interest rate	(32)	(5,229)	(17)	(5,278)
Foreign currency	—	(99)	(2)	(101)

Total derivative contracts in a payable position	(32)	(5,328)	(19)	(5,379)
Loan repurchase liabilities (b)	—	—	(29)	(29)
Trading liabilities (excluding derivatives)	(61)	—	—	(61)

Total liabilities	$(93)	$(5,328)	$(878)	$(6,299)

(a)	Our investment in any one industry did not exceed 18%.

(b)	Carried at fair value due to fair value option elections.

(c)	Includes derivatives classified as trading.

(d)	Represents collateral in the form of investment securities. Cash collateral was excluded.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table presents quantitative information regarding the significant unobservable inputs used in significant Level 3 assets and liabilities measured at fair value on a recurring basis.

December 31, 2012 ($ in millions)	Level 3 recurring measurements	Valuation technique	Unobservable input	Range
Assets
Mortgage servicing rights	$952	(a)	(a)	(a)
Other assets
Interests retained in financial asset sales	154	Discounted cash flow	Discount rate	5.4-6.1%
			Commercial paper rate	0-0.1%

(a)	Refer to Note 11 for information related to MSR valuation assumptions and sensitivities.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following tables present the reconciliation for all Level 3 assets and liabilities measured at fair value on a recurring basis. We often economically hedge the fair value change of our assets or liabilities with derivatives and other financial instruments. The Level 3 items presented below may be hedged by derivatives and other financial instruments that are classified as Level 1 or Level 2. Thus, the following tables do not fully reflect the impact of our risk management activities.

	Level 3 recurring fair value measurements
		Net realized/ unrealized gains (losses)								Transfers out due to deconsolidation or discontinued operations (a)	Fair value at Dec. 31, 2012	Net unrealized gains (losses) included in earnings still held at Dec. 31, 2012
($ in millions)	Fair value at Jan. 1, 2012	included in earnings		included in OCI	Purchases	Sales		Issuances	Settlements
Assets
Trading assets (excluding derivatives)
Mortgage-backed residential securities	$33	$2	(b)	$—	$—	$—		$—	$(4)	$(31)	$—	$4	(b)
Investment securities
Available-for-sale debt securities
Asset-backed	62	19		(12)	—	(69)		—	—	—	—	—
Mortgage loans held-for-sale, net (c)	30	—		—	12	—		—	(11)	(31)	—	—
Consumer mortgage finance receivables and loans, net (c)	835	121	(c)	—	—	(245	) (d)	—	(124)	(587)	—	51	(c)
Mortgage servicing rights	2,519	(677	) (e)	—	—	—		240	—	(1,130)	952	(677	) (e)
Other assets
Interests retained in financial asset sales	231	46	(f)	—	—	—		—	(123)	—	154	—
Derivative contracts, net (g)
Interest rate	71	(78	) (h)	—	—	—		—	53	1	47	1	(h)
Foreign currency	16	(32	) (h)	—	—	—		—	—	14	(2)	(50	) (h)

Total derivative contracts in a receivable position, net	87	(110)		—	—	—		—	53	15	45	(49)

Total assets	$3,797	$(599)		$(12)	$12	$(314)		$240	$(209)	$(1,764)	$1,151	$(671)

Liabilities
Long-term debt
On-balance sheet securitization debt (c)	$(830)	$(115	) (c)	$—	$—	$—		$—	$389	$556	$—	$(62	) (c)
Accrued expenses and other liabilities
Loan repurchase liabilities (c)	(29)	—		—	(11)	—		—	10	30	—	—

Total liabilities	$(859)	$(115)		$—	$(11)	$—		$—	$399	$586	$—	$(62)

(a)	Represents the amounts transferred out of Level 3 due to the deconsolidation of ResCap or discontinued operations. Refer to Note 1 for additional information related to ResCap. Refer to Note 2 for additional information related to discontinued operations.

(b)	The fair value adjustment and the related interest were reported as income from discontinued operations, net of tax, in the Consolidated Statement of Income.

(c)	Carried at fair value due to fair value option elections. Refer to the next section of this note titled Fair Value Option for Financial Assets and Liabilities for the location of the gains and losses in the Consolidated Statement of Income.

(d)	Represents the sale of consumer mortgage finance receivable and loans sold as part of the sale of a business line during 2012.

(e)	Fair value adjustment was reported as servicing-asset valuation and hedge activities, net, and income from discontinued operations, net of tax, in the Consolidated Statement of Income.

(f)	Reported as other income, net of losses, and income from discontinued operations, net of tax, in the Consolidated Statement of Income.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

(g)	Includes derivatives classified as trading.

(h)	Refer to Note 22 for information related to the location of the gains and losses on derivative instruments in the Consolidated Statement of Income.

	Level 3 recurring fair value measurements
	Fair value at Jan. 1, 2011	Net realized/ unrealized gains (losses)			Purchases	Sales		Issuances	Settlements	Transfers out of level 3		Fair value at Dec. 31, 2011	Net unrealized gains (losses) included in earnings still held at Dec. 31, 2011
($ in millions)		included in earnings		included in OCI
Assets
Trading assets (excluding derivatives)
Mortgage-backed residential securities	$44	$5	(a)	$—	$—	$—		$—	$(16)	$—		$33	$14	(a)
Asset-backed securities	94	—		—	—	(94)		—	—	—		—	—

Total trading assets	138	5		—	—	(94)		—	(16)	—		33	14
Investment securities
Available-for-sale debt securities
Mortgage-backed residential	1	—		—	—	(1)		—	—	—		—	—
Asset-backed	—	18	(b)	14	94	(64)		—	—	—		62	—

Total debt securities	1	18		14	94	(65)		—	—	—		62	—
Mortgage loans held-for-sale, net (c)	4	(1	) (c)	—	46	(1)		—	(18)	—		30	(2	) (c)
Consumer mortgage finance receivables and loans, net (c)	1,015	352	(c)	1	—	—		—	(533)	—		835	136	(c)
Mortgage servicing rights	3,738	(1,606	) (d)	—	31	(266	) (e)	622	—	—		2,519	(1,605	) (d)
Other assets
Interests retained in financial asset sales	568	180	(f)	—	—	—		3	(520)	—		231	(15	) (f)
Derivative contracts, net (g)
Interest rate	(13)	148	(h)	—	—	—		—	(41)	(23	) (i)	71	145	(h)
Foreign currency	—	16	(h)	—	—	—		—	—	—		16	16	(h)

Total derivative contracts in a (payable) receivable position, net	(13)	164		—	—	—		—	(41)	(23)		87	161

Total assets	$5,451	$(888)		$15	$171	$(426)		$625	$(1,128)	$(23)		$3,797	$(1,311)

Liabilities
Long-term debt
On-balance sheet securitization debt (c)	$(972)	$(371	) (c)	$1	$—	$—		$—	$512	$—		$(830)	$(184	) (c)
Accrued expenses and other liabilities
Loan repurchase liabilities (c)	—	2	(c)	—	(46)	—		—	15	—		(29)	2	(c)

Total liabilities	$(972)	$(369)		$1	$(46)	$—		$—	$527	$—		$(859)	$(182)

(a)	The fair value adjustment and the related interest were reported as income from discontinued operations, net of tax, in the Consolidated Statement of Income.

(b)	The fair value adjustment was reported as other income, net of losses, and the related interest was reported as interest and dividends on available-for-sale investment securities in the Consolidated Statement of Income.

(c)	Carried at fair value due to fair value option elections. Refer to the next section of this note titled Fair Value Option for Financial Assets and Liabilities for the location of the gains and losses in the Consolidated Statement of Income.

(d)	Fair value adjustment was reported as servicing-asset valuation and hedge activities, net and income from discontinued operations, net of tax, in the Consolidated Statement of Income.

(e)	Represents excess mortgage servicing rights transferred to an agency-controlled trust in exchange for trading securities. These securities were then sold instantaneously to third-party investors for $266 million.

(f)	Reported as other income, net of losses, and income from discontinued operations, net of tax, in the Consolidated Statement of Income.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

(g)	Includes derivatives classified as trading.

(h)	Refer to Note 22 for information related to the location of the gains and losses on derivative instruments in the Consolidated Statement of Income.

(i)	The in-house valuations of some derivative contracts classified as Level 3 was replaced with third-party-developed valuation models that are widely accepted in the market to value these over-the-counter derivative contracts. The specific terms of the contract and market observable inputs are entered into the model. We reclassified these over-the-counter derivative contracts as Level 2 because all significant inputs into these models were market observable.

Nonrecurring Fair Value

We may be required to measure certain assets and liabilities at fair value from time to time. These periodic fair value measures typically result from the application of lower-of-cost or fair value accounting or certain impairment measures. These items would constitute nonrecurring fair value measures.

The following tables display the assets and liabilities measured at fair value on a nonrecurring basis.

	Nonrecurring fair value measurements				Lower-of-cost or fair value or valuation reserve allowance	Total loss included in earnings for the year ended
December 31, 2012 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Commercial finance receivables and loans, net (a)
Automotive	$—	$—	$108	$108	$(19)	n/m	(b)
Other	—	—	23	23	(7)	n/m	(b)

Total commercial finance receivables and loans, net	—	—	131	131	(26)	n/m	(b)
Other assets
Repossessed and foreclosed assets (c)	—	—	3	3	(2)	n/m	(b)

Total assets	$—	$—	$134	$134	$(28)	n/m

n/m	= not meaningful

(a)	Represents the portion of the portfolio specifically impaired during 2012. The related valuation allowance represents the cumulative adjustment to fair value of those specific receivables.

(b)	We consider the applicable valuation or loan loss allowance to be the most relevant indicator of the impact on earnings caused by the fair value measurement. Accordingly, the table above excludes total gains and losses included in earnings for these items. The carrying values are inclusive of the respective valuation or loan loss allowance.

(c)	The allowance provided for repossessed and foreclosed assets represents any cumulative valuation adjustment recognized to adjust the assets to fair value.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

	Nonrecurring fair value measurements				Lower-of-cost or fair value or valuation reserve allowance	Total loss included in earnings for the year ended
December 31, 2011 ($ in millions)	Level 1	Level 2	Level 3	Total
Assets
Mortgage loans held-for-sale (a)	$—	$—	$479	$479	$(60)	n/m	(b)
Commercial finance receivables and loans, net (c)
Automotive	—	—	310	310	(30)	n/m	(b)
Mortgage	—	1	14	15	(10)	n/m	(b)
Other	—	—	20	20	(10)	n/m	(b)

Total commercial finance receivables and loans, net	—	1	344	345	(50)	n/m	(b)
Other assets
Property and equipment	—	13	—	13	n/m (d)	$(8)
Repossessed and foreclosed assets (e)	—	32	27	59	(15)	n/m	(b)

Total assets	$—	$46	$850	$896	$(125)	$(8)

n/m = not meaningful

(a)	Represents loans held-for-sale that are required to be measured at the lower-of-cost or fair value. The table above includes only loans with fair values below cost during 2011. The related valuation allowance represents the cumulative adjustment to fair value of those specific assets.

(b)	We consider the applicable valuation or loan loss allowance to be the most relevant indicator of the impact on earnings caused by the fair value measurement. Accordingly, the table above excludes total gains and losses included in earnings for these items. The carrying values are inclusive of the respective valuation or loan loss allowance.

(c)	Represents the portion of the portfolio specifically impaired during 2011. The related valuation allowance represents the cumulative adjustment to fair value of those specific receivables.

(d)	The total gain (loss) included in earnings is the most relevant indicator of the impact on earnings.

(e)	The allowance provided for repossessed and foreclosed assets represents any cumulative valuation adjustment recognized to adjust the assets to fair value.

The following table presents quantitative information regarding the significant unobservable inputs used in significant Level 3 assets measured at fair value on a nonrecurring basis.

December 31, 2012 ($ in millions)	Level 3 nonrecurring measurements	Valuation technique	Unobservable input	Range
Assets
Commercial finance receivables and loans, net Automotive	$108	Fair value of collateral	Adjusted appraisal value	65.0-95.0%

Fair Value Option for Financial Assets and Financial Liabilities

A description of the financial assets and liabilities elected to be measured at fair value is as follows. Our intent in electing fair value for all these items was to mitigate a divergence between accounting losses and economic exposure for certain assets and liabilities.

•	On-balance sheet mortgage securitizations — We elected to measure at fair value certain domestic consumer mortgage finance receivables and loans and the related debt held in on-balance sheet mortgage

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

securitization structures. The fair value-elected loans were classified as finance receivable and loans, net, on the Consolidated Balance Sheet. Our policy is to separately record interest income on the fair value-elected loans (unless the loans are placed on nonaccrual status); however, the accrued interest was excluded from the fair value presentation. We classified the fair value adjustment recorded for the loans as other income, net of losses, in the Consolidated Statement of Income.

We continued to record the fair value-elected debt balances as long-term debt on the Consolidated Balance Sheet. Our policy is to separately record interest expense on the fair value-elected debt, which continues to be classified as interest on long-term debt in the Consolidated Statement of Income. We classified the fair value adjustment recorded for this fair value-elected debt as other income, net of losses, in the Consolidated Statement of Income.

•

Conforming and government-insured mortgage loans held-for-sale — We elected the fair value option for conforming and government-insured mortgage loans held-for-sale funded after July 31, 2009. We elected the fair value option to mitigate earnings volatility by better matching the accounting for the assets with the related hedges.

Excluded from the fair value option were conforming and government-insured loans funded on or prior to July 31, 2009, and those repurchased or rerecognized. The loans funded on or prior to July 31, 2009, were ineligible because the election must be made at the time of funding. Repurchased and rerecognized conforming and government-insured loans were not elected because the election would not mitigate earning volatility. We repurchase or rerecognize loans due to representation and warranty obligations or conditional repurchase options. Typically, we will be unable to resell these assets through regular channels due to characteristics of the assets. Since the fair value of these assets is influenced by factors that cannot be hedged, we did not elect the fair value option.

We carry the fair value-elected conforming and government-insured loans as loans held-for-sale, net, on the Consolidated Balance Sheet. Our policy is to separately record interest income on the fair value-elected loans (unless they are placed on nonaccrual status); however, the accrued interest was excluded from the fair value presentation. Upfront fees and costs related to the fair value-elected loans were not deferred or capitalized. The fair value adjustment recorded for these loans is classified as gain (loss) on mortgage loans, net, in the Consolidated Statement of Income. In accordance with GAAP, the fair value option election is irrevocable once the asset is funded even if it is subsequently determined that a particular loan cannot be sold.

•

Nongovernment-eligible mortgage loans held-for-sale subject to conditional repurchase options —We elected the fair value option for both nongovernment-eligible mortgage loans held-for-sale subject to conditional repurchase options and the related liability. These conditional repurchase options within our private label securitizations allowed us to repurchase a transferred financial asset if certain events outside our control were met. The typical conditional repurchase option was a delinquent loan repurchase option that gave us the option to purchase the loan if it exceeded a certain prespecified delinquency level. We had complete discretion regarding when or if we would exercise these options, but generally we would do so only when it is in our best interest. We recorded the asset and the corresponding liability on our balance sheet when the option becomes exercisable. The fair value option election must be made at initial recording. As such, the conditional repurchase option assets and liabilities recorded prior to January 1, 2011, were ineligible for the fair value election.

We carried these fair value-elected optional repurchase loan balance as loans held-for-sale, net, on the Consolidated Balance Sheet. The fair value adjustment recorded for these loans was classified as other

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

income, net of losses, in the Consolidated Statement of Income. We carried the fair value-elected corresponding liability as accrued expenses and other liabilities on the Consolidated Balance Sheet. The fair value adjustment recorded for these liabilities were classified as other income, net of losses, in the Consolidated Statement of Income.

The following tables summarize the fair value option elections and information regarding the amounts recorded as earnings for each fair value option-elected item.

	Changes included in the Consolidated Statement of Income
Year ended December 31, ($ in millions)	Interest and fees on finance receivables and loans (a)	Interest on loans held-for- sale (a)	Interest on long-term debt (b)	Gain on mortgage loans, net	Other income, net of losses	Total included in earnings	Change in fair value due to credit risk (c)
2012
Assets
Mortgage loans held-for-sale, net	$—	$82	$—	$(32)	$—	$50	$—	(d)

2011
Assets
Mortgage loans held-for-sale, net	$—	$175	$—	$148	$—	$323	$—	(d)

(a)	Interest income is measured by multiplying the unpaid principal balance on the loans by the coupon rate and the number of days of interest due.

(b)	Interest expense is measured by multiplying bond principal by the coupon rate and the number of days of interest due to the investor.

(c)	Factors other than credit quality that impact fair value include changes in market interest rates and the illiquidity or marketability in the current marketplace. Lower levels of observable data points in illiquid markets generally result in wide bid/offer spreads.

(d)	The credit impact for loans held-for-sale is assumed to be zero because the loans are either suitable for sale or are covered by a government guarantee.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

The following table provides the aggregate fair value and the aggregate unpaid principal balance for the fair value option-elected loans and long-term debt instruments.

	2012		2011
December 31, ($ in millions)	Unpaid principal balance	Fair value (a)	Unpaid principal balance	Fair value (a)
Assets
Mortgage loans held-for-sale, net
Total loans	$2,416	$2,490	$3,766	$3,919
Nonaccrual loans	47	25	54	27
Loans 90+ days past due (b)	36	19	53	27
Consumer mortgage finance receivables and loans, net
Total loans	—	—	2,436	835
Nonaccrual loans (c)	—	—	506	209
Loans 90+ days past due (b) (c)	—	—	362	163
Liabilities
Long-term debt
On-balance sheet securitization debt	$—	$—	$(2,559)	$(830)
Accrued expenses and other liabilities
Loan repurchase liabilities	—	—	(57)	(29)

(a)	Excludes accrued interest receivable.

(b)	Loans 90+ days past due are also presented within the nonaccrual loan balance and the total loan balance; however, excludes government-insured loans that are still accruing interest.

(c)	The fair value of consumer mortgage finance receivables and loans is calculated on a pooled basis; therefore, we allocated the fair value of nonaccrual loans and loans 90+ days past due to individual loans based on the unpaid principal balances. For further discussion regarding the pooled basis, refer to the previous section of this note titled Consumer mortgage finance receivables and loans, net.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

The following table presents the carrying and estimated fair value of financial instruments, except for those recorded at fair value on a recurring basis presented in the previous section of this note titled Recurring Fair Value. When possible, we use quoted market prices to determine fair value. Where quoted market prices are not available, the fair value is internally derived based on appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value information presented herein was based on information available at December 31, 2012 and 2011.

	2012					2011
		Estimated fair value
December 31, ($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total	Carrying value	Estimated fair value
Financial assets
Loans held-for-sale, net (a)	$2,576	$—	$2,490	$86	$2,576	$8,557	$8,674
Finance receivables and loans, net (a)	97,885	—	—	98,907	98,907	113,252	113,576
Nonmarketable equity investments	303	—	272	34	306	419	423
Financial liabilities
Deposit liabilities	$47,915	$—	$—	$48,752	$48,752	$45,050	$45,696
Short-term borrowings	7,461	6	—	7,454	7,460	7,680	7,622
Long-term debt (a)(b)	74,882	—	36,018	42,533	78,551	93,525	92,142

(a)	Includes financial instruments carried at fair value due to fair value option elections. Refer to the previous section of this note titled Fair Value Option for Financial Assets and Liabilities for further information about the fair value elections.

(b)	The carrying value includes deferred interest for zero-coupon bonds of $321 million and $640 million at December 31, 2012, and 2011, respectively.

The following describes the methodologies and assumptions used to determine fair value for the significant classes of financial instruments. In addition to the valuation methods discussed below, we also followed guidelines for determining whether a market was not active and a transaction was not distressed. As such, we assumed the price that would be received in an orderly transaction (including a market-based return) and not in forced liquidation or distressed sale.

•

Loans held-for-sale, net — Loans held-for-sale classified as Level 2 include all GSE-eligible mortgage loans valued predominantly using published forward agency prices. It also includes any domestic loans and foreign loans where recently negotiated market prices for the loan pool exist with a counterparty (which approximates fair value) or quoted market prices for similar loans are available. Loans held-for-sale classified as Level 3 include all loans valued using internally developed valuation models because observable market prices were not available. The loans are priced on a discounted cash flow basis utilizing cash flow projections from internally developed models that utilize prepayment, default, and discount rate assumptions. To the extent available, we will utilize market observable inputs such as interest rates and market spreads. If market observable inputs are not available, we are required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

•

Finance receivables and loans, net — With the exception of mortgage loans held-for-investment, the fair value of finance receivables was based on discounted future cash flows using applicable spreads to approximate current rates applicable to each category of finance receivables (an income approach using Level 3 inputs). The carrying value of commercial receivables in certain markets and certain other automotive- and mortgage-lending receivables for which interest rates reset on a short-term basis with applicable market indices are assumed to approximate fair value either because of the short-term nature or because of the interest rate adjustment feature. The fair value of commercial receivables in other markets was based on discounted future cash flows using applicable spreads to approximate current rates applicable to similar assets in those markets.

For mortgage loans held-for-investment used as collateral for securitization debt, we used a portfolio approach with Level 3 inputs to measure these loans at fair value. The objective in fair valuing these loans (which are legally isolated and beyond the reach of our creditors) and the related collateralized borrowings is to reflect our retained economic position in the securitizations. For mortgage loans held-for-investment that are not securitized, we used valuation methods and assumptions similar to those used for mortgage loans held-for-sale. These valuations consider unique attributes of the loans such as geography, delinquency status, product type, and other factors. Refer to the section above titled Loans held-for-sale, net, for a description of methodologies and assumptions used to determine the fair value of mortgage loans held-for-sale.

•

Deposit liabilities — Deposit liabilities represent certain consumer and brokered bank deposits, mortgage escrow deposits, and dealer deposits. The fair value of deposits at Level 3 were estimated by discounting projected cash flows based on discount factors derived from the forward interest rate swap curve.

•	Debt — Level 2 debt was valued using quoted market prices in inactive markets. Debt valued using internally derived inputs, such as prepayment speeds and discount rates, was classified as Level 3.

26. Segment and Geographic Information

Operating segments are defined as components of an enterprise that engage in business activity from which revenues are earned and expenses incurred for which discrete financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

We report our results of operations on a line-of-business basis through three operating segments — Automotive Finance operations, Insurance operations, and Mortgage operations, with the remaining activity reported in Corporate and Other. The operating segments are determined based on the products and services offered, and reflect the manner in which financial information is currently evaluated by management. The following is a description of each of our reportable operating segments.

Automotive Finance operations — Provides automotive financing services to consumers and automotive dealers and includes the automotive activities of Ally Bank. For consumers, we offer retail automotive financing and leasing for new and used vehicles, and through our commercial automotive financing operations, we fund dealer purchases of new and used vehicles through wholesale or floorplan financing.

Insurance operations — Offers both consumer finance and insurance products sold primarily through the automotive dealer channel, and commercial insurance products sold to dealers. As part of our focus on offering dealers a broad range of consumer finance and insurance products, we provide vehicle service contracts, maintenance coverage, and GAP products. We also underwrite selected commercial insurance coverages, which primarily insure dealers’ wholesale vehicle inventory in the United States.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Mortgage operations — Our ongoing Mortgage operations are conducted through Ally Bank. We intend to continue to originate a modest level of jumbo and conventional conforming residential mortgages for our own portfolio through a select group of correspondent lenders. Our Mortgage operations also include noncore business activities that are winding down or were business activities of ResCap, which was deconsolidated on May 14, 2012, including, among other things: portfolios in runoff; and our mortgage reinsurance business.

Corporate and Other primarily consists of our centralized corporate treasury activities, such as management of the cash and corporate investment securities portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, the amortization of the discount associated with new debt issuances and bond exchanges, most notably from the December 2008 bond exchange, and the residual impacts of our corporate funds-transfer pricing (FTP) and treasury asset liability management (ALM) activities. Corporate and Other also includes our Commercial Finance Group, certain equity investments, overhead that was previously allocated to operations that have since been sold or classified as discontinued operations, and reclassifications and eliminations between the reportable operating segments.

We utilize an FTP methodology for the majority of our business operations. The FTP methodology assigns charge rates and credit rates to classes of assets and liabilities based on expected duration and the LIBOR swap curve plus an assumed credit spread. Matching duration allocates interest income and interest expense to these reportable segments so their respective results are insulated from interest rate risk. This methodology is consistent with our ALM practices, which includes managing interest rate risk centrally at a corporate level. The net residual impact of the FTP methodology is included within the results of Corporate and Other.

The information presented in our reportable operating segments and geographic areas tables that follow are based in part on internal allocations, which involve management judgment.

Change in Reportable Segment Information

As a result of a change in management’s view of our operations, we have changed the presentation of our reportable operating segments during the year ended December 31, 2012. These changes include the following:

•

During the fourth quarter of 2012, we announced that we had reached agreements to sell substantially all of our International operations. As a result, beginning in the fourth quarter of 2012, we are presenting our continuing Automotive Finance activities under one reportable operating segment, Automotive Finance operations. Previously our Automotive Finance operations were presented as two reportable operating segments, North American Automotive Finance operations and International Automotive Finance operations.

•

During the fourth quarter of 2012, we began to allocate certain expenses associated with deposit gathering activities and other additional costs of holding liquidity to our Automotive Finance and Mortgage operations. These expenses were previously included within our Corporate and Other activities. Additionally, we began to include overhead that was previously allocated to operations that have since been sold or moved into discontinued operations within our Corporate and Other activities.

•

On May 14, 2012, the Debtors filed for relief under Chapter 11 of the Bankruptcy Code in the United States. As a result of the bankruptcy filing, ResCap was deconsolidated from our financial statements; and beginning in the second quarter of 2012, we began presenting our mortgage business activities under one reportable operating segment, Mortgage operations. Previously our Mortgage operations had been presented as two reportable operating segments, Origination and Servicing operations and Legacy Portfolio and Other operations. The new presentation is consistent with the organizational alignment of the business and management’s current view of the mortgage business.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Financial information for our reportable operating segments is summarized as follows.

Year ended December 31, ($ in millions)	Automotive Finance operations	Insurance operations	Mortgage operations (a)	Corporate and Other (b)	Consolidated (c)
2012
Net financing revenue (loss)	$2,827	$64	$149	$(1,149)	$1,891
Other revenue (loss)	322	1,150	1,159	(57)	2,574

Total net revenue (loss)	3,149	1,214	1,308	(1,206)	4,465
Provision for loan losses	253	—	86	(10)	329
Total noninterest expense	1,507	1,054	627	434	3,622

Income (loss) from continuing operations before income tax expense	$1,389	$160	$595	$(1,630)	$514

Total assets	$128,411	$8,439	$14,744	$30,753	$182,347

2011
Net financing revenue (loss)	$2,530	$62	$205	$(1,673)	$1,124
Other revenue	422	1,336	354	176	2,288

Total net revenue (loss)	2,952	1,398	559	(1,497)	3,412
Provision for loan losses	89	—	123	(51)	161
Total noninterest expense	1,530	1,082	344	472	3,428

Income (loss) from continuing operations before income tax expense	$1,333	$316	$92	$(1,918)	$(177)

Total assets	$112,591	$8,036	$33,906	$29,526	$184,059

2010
Net financing revenue (loss)	$2,697	$73	$308	$(2,005)	$1,073
Other revenue (loss)	724	1,728	257	(37)	2,672

Total net revenue (loss)	3,421	1,801	565	(2,042)	3,745
Provision for loan losses	260	—	148	(47)	361
Total noninterest expense	1,404	1,244	340	633	3,621

Income (loss) from continuing operations before income tax expense	$1,757	$557	$77	$(2,628)	$(237)

Total assets	$97,961	$8,789	$36,786	$28,472	$172,008

(a)	Represents the ResCap legal entity (prior to its deconsolidation from Ally as of May 14, 2012) and the mortgage activities of Ally Bank.

(b)	Total assets for the Commercial Finance Group were $1.5 billion, $1.2 billion, and $1.6 billion at December 31, 2012, 2011 and 2010, respectively.

(c)	Net financing revenue after the provision for loan losses totaled $1.6 billion, $1.0 billion, and $0.7 billion in 2012, 2011 and 2010, respectively.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Information concerning principal geographic areas were as follows.

Year ended December 31, ($ in millions)	Revenue (a)	Income (loss) from continuing operations before income tax expense (b)	Net income (loss) (b)	Identifiable assets (c)	Long-lived assets (d)
2012
Canada	$233	$48	$295	$13,362	$1
Europe (e)	(28)	(14)	183	10,971	16
Latin America	2	(19)	219	8,050	33
Asia-Pacific	4	3	99	395	—

Total foreign	211	18	796	32,778	50
Total domestic (f)	4,254	496	400	149,542	13,831

Total	$4,465	$514	$1,196	$182,320	$13,881

2011
Canada	$174	$(13)	$436	$15,156	$282
Europe (e)	(42)	(3)	175	9,976	92
Latin America	4	(18)	104	7,647	30
Asia-Pacific	2	—	69	292	—

Total foreign	138	(34)	784	33,071	404
Total domestic (f)	3,274	(143)	(941)	150,470	9,236

Total	$3,412	$(177)	$(157)	$183,541	$9,640

2010
Canada	$157	$(40)	$402	$17,321	$1,522
Europe (e)	(67)	(85)	278	11,321	406
Latin America	12	(7)	164	6,917	35
Asia-Pacific	4	6	7	202	—

Total foreign	106	(126)	851	35,761	1,963
Total domestic (f)	3,639	(111)	178	135,722	7,541

Total	$3,745	$(237)	$1,029	$171,483	$9,504

(a)	Revenue consists of net financing revenue and total other revenue as presented in our Consolidated Statement of Income.

(b)	The domestic amounts include original discount amortization of $349 million, $925 million, and $1.2 billion for the year ended December 31, 2012, 2011, and 2010, respectively.

(c)	Identifiable assets consist of total assets excluding goodwill.

(d)	Long-lived assets consist of investment in operating leases, net, and net property and equipment.

(e)	Amounts include eliminations between our foreign operations.

(f)	Amounts include eliminations between our domestic and foreign operations.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

27. Parent and Guarantor Consolidating Financial Statements

Certain of our senior notes are guaranteed by a group of subsidiaries (the Guarantors). The Guarantors, each of which is a 100% directly owned subsidiary of Ally Financial Inc., are Ally US LLC, IB Finance Holding Company, LLC (IB Finance), and GMAC Continental Corporation (GMAC Continental). The Guarantors fully and unconditionally guarantee the senior notes on a joint and several basis. In connection with the purchase and sale agreement with General Motors Financial (GMF) described in Note 2, all of the common stock of GMAC Continental will be sold to GMF. Following the closing of this equity sale transaction, GMAC Continental will cease to be a Guarantor, and the proceeds from the sale of GMAC Continental will be reinvested in IB Finance or a subsidiary of IB Finance. Following the completion of this transaction, IB Finance and Ally US LLC will remain note Guarantors.

The following financial statements present condensed consolidating financial data for (i) Ally Financial Inc. (on a parent company-only basis), (ii) the Guarantors, (iii) the nonguarantor subsidiaries (all other subsidiaries), and (iv) an elimination column for adjustments to arrive at (v) the information for the parent company, Guarantors, and nonguarantors on a consolidated basis.

Investments in subsidiaries are accounted for by the parent company and the Guarantors using the equity-method for this presentation. Results of operations of subsidiaries are therefore classified in the parent company’s and Guarantors’ investment in subsidiaries accounts. The elimination entries set forth in the following condensed consolidating financial statements eliminate distributed and undistributed income of subsidiaries, investments in subsidiaries, and intercompany balances and transactions between the parent, Guarantors, and nonguarantors.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statements of Income and Comprehensive Income

Year ended December 31, 2012 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Financing revenue and other interest income
Interest and fees on finance receivables and loans	$852	$—	$3,687	$—	$4,539
Interest and fees on finance receivables and loans — intercompany	104	—	22	(126)	—
Interest on loans held-for-sale	15	—	83	—	98
Interest on trading assets	—	—	10	—	10
Interest and dividends on available-for-sale investment securities	—	—	292	—	292
Interest-bearing cash	16	—	8	—	24
Interest-bearing cash — intercompany	—	—	16	(16)	—
Operating leases	232	—	2,147	—	2,379

Total financing revenue and other interest income	1,219	—	6,265	(142)	7,342
Interest expense
Interest on deposits	58	—	587	—	645
Interest on short-term borrowings	60	—	11	—	71
Interest on long-term debt	2,676	—	677	(17)	3,336
Interest on intercompany debt	(1)	1	120	(120)	—

Total interest expense	2,793	1	1,395	(137)	4,052
Depreciation expense on operating lease assets	113	—	1,286	—	1,399

Net financing (loss) revenue	(1,687)	(1)	3,584	(5)	1,891
Dividends from subsidiaries
Nonbank subsidiaries	1,074	448	—	(1,522)	—
Other revenue
Servicing fees	191	—	218	—	409
Servicing asset valuation and hedge activities, net	—	—	(4)	—	(4)

Total servicing income, net	191	—	214	—	405
Insurance premiums and service revenue earned	—	—	1,055	—	1,055
(Loss) gain on mortgage and automotive loans, net	(2)	—	381	—	379
Loss on extinguishment of debt	—	—	(148)	—	(148)
Other gain on investments, net	—	—	146	—	146
Other income, net of losses	173	474	1,280	(1,190)	737

Total other revenue	362	474	2,928	(1,190)	2,574
Total net (loss) revenue	(251)	921	6,512	(2,717)	4,465
Provision for loan losses	81	—	248	—	329
Noninterest expense
Compensation and benefits expense	728	473	381	(476)	1,106
Insurance losses and loss adjustment expenses	—	—	454	—	454
Other operating expenses	1,090	1	1,685	(714)	2,062

Total noninterest expense	1,818	474	2,520	(1,190)	3,622
(Loss) income from continuing operations before income tax benefit and undistributed income (loss) of subsidiaries	(2,150)	447	3,744	(1,527)	514
Income tax benefit from continuing operations	(172)	—	(684)	—	(856)

Net (loss) income from continuing operations	(1,978)	447	4,428	(1,527)	1,370
Income (loss) from discontinued operations, net of tax	49	(93)	(130)	—	(174)
Undistributed income (loss) of subsidiaries
Bank subsidiary	859	859	—	(1,718)	—
Nonbank subsidiaries	2,266	(105)	—	(2,161)	—

Net income	$1,196	$1,108	$4,298	$(5,406)	$1,196

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2012 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Net income	$1,196	$1,108	$4,298	$(5,406)	$1,196
Other comprehensive income, net of tax
Unrealized gains on investment securities
Net unrealized gains arising during the period	190	39	329	(227)	331
Less: Net realized gains reclassified to net income	—	—	141	—	141

Net change	190	39	188	(227)	190
Translation adjustments and net investment hedges
Translation adjustments	184	114	205	(319)	184
Hedges	(168)	—	—	—	(168)

Net change	16	114	205	(319)	16
Cash flow hedges
Net unrealized losses arising during the period	(4)	(4)	(4)	8	(4)
Defined benefit pension plans
Net gains (losses), prior service costs, and transition obligations arising during the period	22	—	(36)	(22)	(36)
Less: Net losses, prior service costs, and transition obligations reclassified to net income	—	—	(58)	—	(58)

Net change	22	—	22	(22)	22

Other comprehensive income, net of tax	224	149	411	(560)	224

Comprehensive income	$1,420	$1,257	$4,709	$(5,966)	$1,420

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2011 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Financing revenue and other interest income
Interest and fees on finance receivables and loans	$1,071	$—	$3,128	$(10)	$4,189
Interest and fees on finance receivables and loans — intercompany	173	—	26	(199)	—
Interest on loans held-for-sale	5	—	175	—	180
Interest on trading assets	—	—	8	—	8
Interest and dividends on available-for-sale investment securities	4	—	346	—	350
Interest-bearing cash	5	—	10	—	15
Operating leases	713	—	1,216	—	1,929

Total financing revenue and other interest income	1,971	—	4,909	(209)	6,671
Interest expense
Interest on deposits	65	—	550	—	615
Interest on short-term borrowings	56	—	5	—	61
Interest on long-term debt	3,365	(1)	587	(21)	3,930
Interest on intercompany debt	(13)	2	196	(185)	—

Total interest expense	3,473	1	1,338	(206)	4,606
Depreciation expense on operating lease assets	250	—	691	—	941

Net financing (loss) revenue	(1,752)	(1)	2,880	(3)	1,124
Dividends from subsidiaries
Nonbank subsidiaries	1,383	—	—	(1,383)	—
Other revenue
Servicing fees	270	—	256	(1)	525
Servicing asset valuation and hedge activities, net	—	—	(434)	—	(434)

Total servicing income, net	270	—	(178)	(1)	91
Insurance premiums and service revenue earned	—	—	1,153	—	1,153
Gain on mortgage and automotive loans, net	22	—	207	—	229
Loss on extinguishment of debt	(64)	—	—	—	(64)
Other gain on investments, net	10	—	248	—	258
Other income, net of losses	(167)	37	1,415	(664)	621

Total other revenue	71	37	2,845	(665)	2,288
Total net (loss) revenue	(298)	36	5,725	(2,051)	3,412
Provision for loan losses	58	—	103	—	161
Noninterest expense
Compensation and benefits expense	685	37	308	(37)	993
Insurance losses and loss adjustment expenses	—	—	452	—	452
Other operating expenses	541	1	2,069	(628)	1,983

Total noninterest expense	1,226	38	2,829	(665)	3,428
(Loss) income from continuing operations before income tax (benefit) expense and undistributed income (loss) of subsidiaries	(1,582)	(2)	2,793	(1,386)	(177)
Income tax (benefit) expense from continuing operations	(616)	(1)	659	—	42

Net (loss) income from continuing operations	(966)	(1)	2,134	(1,386)	(219)
Income (loss) from discontinued operations, net of tax	10	(8)	57	3	62
Undistributed income (loss) of subsidiaries
Bank subsidiary	1,254	1,254	—	(2,508)	—
Nonbank subsidiaries	(455)	477	—	(22)	—

Net (loss) income	$(157)	$1,722	$2,191	$(3,913)	$(157)

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2011 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Net (loss) income	$(157)	$1,722	$2,191	$(3,913)	$(157)
Other comprehensive (loss) income, net of tax
Unrealized (losses) gains on investment securities
Net unrealized (losses) gains arising during the period	(82)	50	171	57	196
Less: Net realized gains reclassified to net income	6	—	278	—	284

Net change	(88)	50	(107)	57	(88)
Translation adjustments and net investment hedges
Translation adjustments	(237)	(114)	(219)	333	(237)
Hedges	173	—	—	—	173

Net change	(64)	(114)	(219)	333	(64)
Defined benefit pension plans
Net (losses) gains, prior service costs, and transition obligations arising during the period	(20)	1	(27)	19	(27)
Less: Net losses, prior service costs, and transition obligations reclassified to net income	—	—	(7)	—	(7)

Net change	(20)	1	(20)	19	(20)

Other comprehensive loss, net of tax	(172)	(63)	(346)	409	(172)

Comprehensive (loss) income	$(329)	$1,659	$1,845	$(3,504)	$(329)

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2010 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Financing revenue and other interest income
Interest and fees on finance receivables and loans	$938	$—	$2,945	$(1)	$3,882
Interest and fees on finance receivables and loans — intercompany	367	—	4	(371)	—
Interest on loans held-for-sale	75	—	265	—	340
Interest on trading assets	—	—	1	—	1
Interest and dividends on available-for-sale investment securities	4	—	318	(2)	320
Interest and dividends on available-for-sale investment securities — intercompany	112	—	9	(121)	—
Interest-bearing cash	13	—	17	—	30
Operating leases	1,063	—	1,520	—	2,583

Total financing revenue and other interest income	2,572	—	5,079	(495)	7,156
Interest expense
Interest on deposits	52	—	528	—	580
Interest on short-term borrowings	43	—	2	—	45
Interest on long-term debt	3,691	(1)	537	(20)	4,207
Interest on intercompany debt	(21)	2	373	(354)	—

Total interest expense	3,765	1	1,440	(374)	4,832
Depreciation expense on operating lease assets	435	—	816	—	1,251

Net financing (loss) revenue	(1,628)	(1)	2,823	(121)	1,073
Dividends from subsidiaries
Nonbank subsidiaries	182	1	—	(183)	—
Other revenue
Servicing fees	434	—	89	(1)	522
Servicing asset valuation and hedge activities, net	—	—	(617)	—	(617)

Total servicing income, net	434	—	(528)	(1)	(95)
Insurance premiums and service revenue earned	—	—	1,342	—	1,342
Gain on mortgage and automotive loans, net	31	—	556	—	587
Loss on extinguishment of debt	(127)	—	(9)	12	(124)
Other gain on investments, net	6	—	501	(6)	501
Other income, net of losses	(151)	—	1,173	(561)	461

Total other revenue	193	—	3,035	(556)	2,672
Total net (loss) revenue	(1,253)	—	5,858	(860)	3,745
Provision for loan losses	(200)	—	561	—	361
Noninterest expense
Compensation and benefits expense	785	—	302	—	1,087
Insurance losses and loss adjustment expenses	—	—	511	—	511
Other operating expenses	744	—	1,875	(596)	2,023

Total noninterest expense	1,529	—	2,688	(596)	3,621
(Loss) income from continuing operations before income tax (benefit) expense and undistributed income of subsidiaries	(2,582)	—	2,609	(264)	(237)
Income tax (benefit) expense from continuing operations	(574)	—	671	—	97

Net (loss) income from continuing operations	(2,008)	—	1,938	(264)	(334)
Income from discontinued operations, net of tax	150	3	1,214	(4)	1,363
Undistributed income of subsidiaries
Bank subsidiary	902	902	—	(1,804)	—
Nonbank subsidiaries	1,985	259	—	(2,244)	—

Net income	$1,029	$1,164	$3,152	$(4,316)	$1,029

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2010 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Net income	$1,029	$1,164	$3,152	$(4,316)	$1,029
Other comprehensive (loss) income, net of tax
Unrealized (losses) gains on investment securities
Net unrealized (losses) gains arising during the period	(174)	(85)	649	(70)	320
Less: Net realized gains reclassified to net income	3	—	499	(5)	497

Net change	(177)	(85)	150	(65)	(177)
Translation adjustments and net investment hedges
Translation adjustments	165	442	630	(1,072)	165
Hedges	(182)	—	—	—	(182)

Net change	(17)	442	630	(1,072)	(17)
Cash flow hedges
Net unrealized gains arising during the period	33	—	—	—	33
Defined benefit pension plans
Net losses, prior service costs, and transition obligations arising during the period	(40)	—	(81)	62	(59)
Less: Net losses, prior service costs, and transition obligations reclassified to net income	—	—	(19)	—	(19)

Net change	(40)	—	(62)	62	(40)

Other comprehensive (loss) income, net of tax	(201)	357	718	(1,075)	(201)
Cumulative effect of change in accounting principle (a)	(4)	—	(4)	4	(4)

Comprehensive income	$824	$1,521	$3,866	$(5,387)	$824

(a)	Relates to the adoption of ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Balance Sheet

December 31, 2012 ($ in millions)	Parent (a)	Guarantors	Nonguarantors (a)	Consolidating adjustments	Ally consolidated
Assets
Cash and cash equivalents
Noninterest-bearing	$729	$—	$344	$—	$1,073
Noninterest-bearing — intercompany	39	—	—	(39)	—
Interest-bearing	3,204	—	3,236	—	6,440
Interest-bearing — intercompany	—	—	452	(452)	—

Total cash and cash equivalents	3,972	—	4,032	(491)	7,513
Investment securities	—	—	14,178	—	14,178
Loans held-for-sale, net	—	—	2,576	—	2,576
Finance receivables and loans, net
Finance receivables and loans, net	12,486	—	86,569	—	99,055
Intercompany loans to
Bank subsidiary	1,600	—	—	(1,600)	—
Nonbank subsidiaries	3,514	—	672	(4,186)	—
Allowance for loan losses	(170)	—	(1,000)	—	(1,170)

Total finance receivables and loans, net	17,430	—	86,241	(5,786)	97,885
Investment in operating leases, net	2,003	—	11,547	—	13,550
Intercompany receivables from
Bank subsidiary	677	—	—	(677)	—
Nonbank subsidiaries	315	334	378	(1,027)	—
Investment in subsidiaries
Bank subsidiary	14,288	14,288	—	(28,576)	—
Nonbank subsidiaries	19,180	3,723	—	(22,903)	—
Mortgage servicing rights	—	—	952	—	952
Premiums receivable and other insurance assets	—	—	1,609	—	1,609
Other assets	2,514	—	9,968	(574)	11,908
Assets of operations held-for-sale	855	762	30,582	(23)	32,176

Total assets	$61,234	$19,107	$162,063	$(60,057)	$182,347

Liabilities
Deposit liabilities
Noninterest-bearing	$—	$—	$1,977	$—	$1,977
Noninterest-bearing — intercompany	—	—	39	(39)	—
Interest-bearing	983	—	44,955	—	45,938

Total deposit liabilities	983	—	46,971	(39)	47,915
Short-term borrowings	3,094	—	4,367	—	7,461
Long-term debt	32,342	—	42,219	—	74,561
Intercompany debt to
Nonbank subsidiaries	530	—	5,708	(6,238)	—
Intercompany payables to
Bank subsidiary	752	—	—	(752)	—
Nonbank subsidiaries	674	—	278	(952)	—
Interest payable	748	—	184	—	932
Unearned insurance premiums and service revenue	—	—	2,296	—	2,296
Accrued expenses and other liabilities	2,187	451	4,517	(570)	6,585
Liabilities of operations held-for-sale	26	725	21,948	—	22,699

Total liabilities	41,336	1,176	128,488	(8,551)	162,449

Total equity	19,898	17,931	33,575	(51,506)	19,898

Total liabilities and equity	$61,234	$19,107	$162,063	$(60,057)	$182,347

(a)	Amounts presented are based upon the legal transfer of the underlying assets to VIEs in order to reflect legal ownership.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2011 ($ in millions)	Parent (a)	Guarantors	Nonguarantors (a)	Consolidating adjustments	Ally consolidated
Assets
Cash and cash equivalents
Noninterest-bearing	$1,413	$—	$1,062	$—	$2,475
Interest-bearing	4,848	14	5,698	—	10,560
Interest-bearing — intercompany	—	—	516	(516)	—

Total cash and cash equivalents	6,261	14	7,276	(516)	13,035
Trading assets	—	—	622	—	622
Investment securities	—	—	15,135	—	15,135
Loans held-for-sale, net	425	—	8,132	—	8,557
Finance receivables and loans, net
Finance receivables and loans, net	15,151	476	99,128	—	114,755
Intercompany loans to
Bank subsidiary	4,920	—	—	(4,920)	—
Nonbank subsidiaries	5,397	356	550	(6,303)	—
Allowance for loan losses	(245)	(2)	(1,256)	—	(1,503)

Total finance receivables and loans, net	25,223	830	98,422	(11,223)	113,252
Investment in operating leases, net	928	—	8,347	—	9,275
Intercompany receivables from
Bank subsidiary	82	—	—	(82)	—
Nonbank subsidiaries	1,070	327	577	(1,974)	—
Investment in subsidiaries
Bank subsidiary	13,094	13,094	—	(26,188)	—
Nonbank subsidiaries	17,433	3,809	—	(21,242)	—
Mortgage servicing rights	—	—	2,519	—	2,519
Premiums receivable and other insurance assets	—	—	1,853	—	1,853
Other assets	2,664	2	16,713	(638)	18,741
Assets of operations held-for-sale	(174)	—	1,244	—	1,070

Total assets	$67,006	$18,076	$160,840	$(61,863)	$184,059

Liabilities
Deposit liabilities
Noninterest-bearing	$—	$—	$2,029	$—	$2,029
Interest-bearing	1,768	—	41,253	—	43,021

Total deposit liabilities	1,768	—	43,282	—	45,050
Short-term borrowings	2,756	136	4,788	—	7,680
Long-term debt	39,615	214	53,056	—	92,885
Intercompany debt to
Nonbank subsidiaries	574	492	10,673	(11,739)	—
Intercompany payables to
Bank subsidiary	39	—	—	(39)	—
Nonbank subsidiaries	1,266	1	750	(2,017)	—
Interest payable	1,167	3	417	—	1,587
Unearned insurance premiums and service revenue	—	—	2,576	—	2,576
Accrued expenses and other liabilities	541	323	14,438	(638)	14,664
Liabilities of operations held-for-sale	—	—	337	—	337

Total liabilities	47,726	1,169	130,317	(14,433)	164,779

Total equity	19,280	16,907	30,523	(47,430)	19,280

Total liabilities and equity	$67,006	$18,076	$160,840	$(61,863)	$184,059

(a)	Amounts presented are based upon the legal transfer of the underlying assets to VIEs in order to reflect legal ownership.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2012 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Operating activities
Net cash provided by operating activities	$102	$306	$5,862	$(1,221)	$5,049
Investing activities
Purchases of available-for-sale securities	—	—	(12,816)	—	(12,816)
Proceeds from sales of available-for-sale securities	—	—	7,662	—	7,662
Proceeds from maturities and repayments of available-for-sale securities	—	—	5,673	—	5,673
Net decrease (increase) in finance receivables and loans	3,027	2	(14,972)	—	(11,943)
Proceeds from sales of finance receivables and loans	352	—	1,980	—	2,332
Net decrease in loans — intercompany	3,879	105	129	(4,113)	—
Net increase in operating lease assets	(2,268)	—	(3,431)	—	(5,699)
Capital contributions to subsidiaries	(261)	—	—	261	—
Returns of contributed capital	2,079	—	—	(2,079)	—
Net cash effect from deconsolidation of ResCap	—	—	(539)	—	(539)
Proceeds from sale of business units, net	29	—	487	—	516
Other, net	(247)	(13)	(1,481)	—	(1,741)

Net cash provided by (used in) investing activities	6,590	94	(17,308)	(5,931)	(16,555)
Financing activities
Net change in short-term borrowings — third party	338	25	2,331	—	2,694
Net increase in bank deposits	—	—	7,619	(39)	7,580
Proceeds from issuance of long-term debt — third party	3,613	70	35,718	—	39,401
Repayments of long-term debt — third party	(11,238)	(73)	(28,598)	—	(39,909)
Net change in debt — intercompany	(44)	(149)	(3,984)	4,177	—
Dividends paid — third party	(802)	—	—	—	(802)
Dividends paid and returns of contributed capital — intercompany	—	(457)	(2,843)	3,300	—
Capital contributions from parent	—	169	92	(261)	—
Other, net	(785)	1	(143)	—	(927)

Net cash (used in) provided by financing activities	(8,918)	(414)	10,192	7,177	8,037
Effect of exchange-rate changes on cash and cash equivalents	(63)	—	5	—	(58)

Net decrease in cash and cash equivalents	(2,289)	(14)	(1,249)	25	(3,527)
Adjustment for change in cash and cash equivalents of operations held-for-sale	—	—	(1,995)	—	(1,995)
Cash and cash equivalents at beginning of year	6,261	14	7,276	(516)	13,035

Cash and cash equivalents at end of year	$3,972	$—	$4,032	$(491)	$7,513

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2011 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Operating activities
Net cash provided by operating activities	$2,695	$209	$3,973	$(1,384)	$5,493
Investing activities
Purchases of available-for-sale securities	—	—	(19,377)	—	(19,377)
Proceeds from sales of available-for-sale securities	1,494	—	12,738	—	14,232
Proceeds from maturities and repayments of available-for-sale securities	1	—	4,964	—	4,965
Net increase in finance receivables and loans	(2,933)	(51)	(14,014)	—	(16,998)
Proceeds from sales of finance receivables and loans	1,346	—	1,522	—	2,868
Net decrease (increase) in loans — intercompany	2,743	11	(88)	(2,666)	—
Net decrease (increase) in operating lease assets	2,890	—	(3,901)	—	(1,011)
Capital contributions to subsidiaries	(1,634)	(855)	—	2,489	—
Returns of contributed capital	1,255	—	—	(1,255)	—
Proceeds from sale of business units, net	—	—	50	—	50
Other, net	124	(1)	1,020	—	1,143

Net cash provided by (used in) investing activities	5,286	(896)	(17,086)	(1,432)	(14,128)
Financing activities
Net change in short-term borrowings — third party	237	47	230	—	514
Net increase in bank deposits	—	—	5,840	—	5,840
Proceeds from issuance of long-term debt — third party	3,201	200	41,353	—	44,754
Repayments of long-term debt — third party	(9,414)	(226)	(30,833)	—	(40,473)
Net change in debt — intercompany	71	30	(2,755)	2,654	—
Dividends paid — third party	(819)	—	—	—	(819)
Dividends paid and returns of contributed capital — intercompany	—	(207)	(2,431)	2,638	—
Capital contributions from parent	—	855	1,634	(2,489)	—
Other, net	308	—	(74)	—	234

Net cash (used in) provided by financing activities	(6,416)	699	12,964	2,803	10,050
Effect of exchange-rate changes on cash and cash equivalents	31	—	18	—	49

Net increase (decrease) in cash and cash equivalents	1,596	12	(131)	(13)	1,464
Adjustment for change in cash and cash equivalents of operations held-for-sale	—	—	(99)	—	(99)
Cash and cash equivalents at beginning of year	4,665	2	7,506	(503)	11,670

Cash and cash equivalents at end of year	$6,261	$14	$7,276	$(516)	$13,035

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2010 ($ in millions)	Parent	Guarantors	Nonguarantors	Consolidating adjustments	Ally consolidated
Operating activities
Net cash provided by operating activities	$4,552	$13	$7,230	$(188)	$11,607
Investing activities
Purchases of available-for-sale securities	(1,485)	—	(22,631)	—	(24,116)
Proceeds from sales of available-for-sale securities	41	—	17,872	(41)	17,872
Proceeds from maturities and repayments of available-for-sale securities	—	—	4,527	—	4,527
Net decrease in investment securities — intercompany	323	—	260	(583)	—
Net (increase) decrease in finance receivables and loans	(5,177)	96	(12,263)	—	(17,344)
Proceeds from sales of finance receivables and loans	6	—	3,132	—	3,138
Net decrease (increase) in loans — intercompany	7,736	(283)	(302)	(7,151)	—
Net (increase) decrease in operating lease assets	(2,770)	—	7,846	—	5,076
Capital contributions to subsidiaries	(2,036)	(1,737)	—	3,773	—
Returns of contributed capital	880	—	—	(880)	—
Proceeds from sale of business unit, net	59	—	102	—	161
Other, net	104	(1)	3,016	—	3,119

Net cash (used in) provided by investing activities	(2,319)	(1,925)	1,559	(4,882)	(7,567)
Financing activities
Net change in short-term borrowings — third party	735	50	(4,414)	—	(3,629)
Net increase in bank deposits	—	—	6,556	—	6,556
Proceeds from issuance of long-term debt — third party	5,824	90	33,047	41	39,002
Repayments of long-term debt — third party	(4,292)	(256)	(44,982)	—	(49,530)
Net change in debt — intercompany	243	300	(7,774)	7,231	—
Dividends paid — third party	(1,253)	—	—	—	(1,253)
Dividends paid and returns of contributed capital — intercompany	—	—	(1,068)	1,068	—
Capital contributions from parent	—	1,725	2,048	(3,773)	—
Other, net	418	—	451	—	869

Net cash provided by (used in) financing activities	1,675	1,909	(16,136)	4,567	(7,985)
Effect of exchange-rate changes on cash and cash equivalents	—	—	102	—	102

Net increase (decrease) in cash and cash equivalents	3,908	(3)	(7,245)	(503)	(3,843)
Adjustment for change in cash and cash equivalents of operations held-for-sale	—	—	725	—	725
Cash and cash equivalents at beginning of year	757	5	14,026	—	14,788

Cash and cash equivalents at end of year	$4,665	$2	$7,506	$(503)	$11,670

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

28. Guarantees and Commitments

Guarantees

Guarantees are defined as contracts or indemnification agreements that contingently require us to make payments to third parties based on changes in the underlying agreements with the guaranteed parties. The following summarizes our outstanding guarantees, including those of our discontinued operations, made to third parties on our Consolidated Balance Sheet, for the periods shown.

December 31, ($ in millions)	2012		2011
	Maximum liability	Carrying value of liability	Maximum liability	Carrying value of liability
Default automotive repurchases	$1,897	$—	$1,600	$—
Standby letters of credit and other guarantees	274	44	333	88

Default Automotive Repurchases

Certain of our discontinued international automotive financing businesses provide certain investors in our on-balance sheet arrangements (securitizations) and whole-loan transactions with repurchase commitments for loans that become contractually delinquent within a specified time from their date of origination or purchase. The maximum obligation represents the principal balance for loans sold that are covered by these stipulations. Refer to Note 10 for further information regarding our securitization trusts.

Standby Letters of Credit

Our Commercial Finance Group issues standby letters of credit to customers that represent irrevocable guarantees of payment of specified financial obligations. Third-party beneficiaries primarily utilize standby letters of credit as insurance in the event of nonperformance by our customers. Assets of the customers (e.g., trade receivables, inventory, and cash deposits) generally collateralize letters of credit. Expiration dates on letters of credit range from certain ongoing commitments that will expire during the upcoming year to terms of several years for certain letters of credit.

If nonperformance by a customer occurs for letters of credit, we can be liable for payment of the letter of credit to the beneficiary with our likely recourse being a charge back to the customer or liquidation of the collateral. The majority of customers with whom we have letter of credit exposure fall into the “acceptable” risk-rating category of our Commercial Finance Group’s internal risk-rating system. This category is essentially at the midpoint of our risk rating classifications.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Commitments

Financing Commitments

The contractual commitments were as follows.

December 31, ($ in millions)	2012	2011
Commitments to
Sell mortgages or securities (a)	$6,282	$12,632
Originate/purchase mortgages or securities (a)	4,249	6,741
Provide capital to investees (b)	86	56
Provide retail automotive receivables to third-parties (c)	425	1,779
Warehouse and construction-lending commitments (d)	100	1,018
Home equity lines of credit (e)	411	2,234
Unused revolving credit line commitments (f)	668	1,304

(a)	Amounts primarily include commitments accounted for as derivatives.

(b)	We are committed to contribute capital to certain private equity funds. The fair value of these commitments is considered in the overall valuation of the underlying assets with which they are associated.

(c)	Certain of our discontinued international automotive financing businesses are committed to provide retail automotive receivables to third-party banks in exchange for secured debt. The transaction does not meet the definition of a sale.

(d)	The fair value of these commitments is considered in the overall valuation of the related assets.

(e)	We are committed to fund the remaining unused balances on home equity lines of credit for certain home equity loans sold into securitization structures (both on- and off-balance sheet structures) if certain deal-specific triggers are met. At December 31, 2012, the commitments to fund home equity lines of credit in off-balance sheet securitizations represented $0 million of the total unfunded commitments.

(f)	The unused portion of revolving lines of credit reset at prevailing market rates and, as such, approximate market value.

The mortgage-lending and revolving credit line commitments contain an element of credit risk. Management reduces its credit risk for unused mortgage-lending and unused revolving credit line commitments by applying the same credit policies in making commitments as it does for extending loans. We typically require collateral as these commitments are drawn.

Lease Commitments

Future minimum rental payments required under operating leases, primarily for real property, with noncancelable lease terms expiring after December 31, 2012, are as follows.

Year ended December 31, ($ in millions)
2013	$70
2014	62
2015	50
2016	29
2017	18
2018 and thereafter	23

Total minimum payment required	$252

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Certain of the leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $63 million, $79 million, and $84 million in 2012, 2011, and 2010, respectively.

Contractual Commitments

We have entered into multiple agreements for information technology, marketing and advertising, and voice and communication technology and maintenance. Many of the agreements are subject to variable price provisions, fixed or minimum price provisions, and termination or renewal provisions.

Year ended December 31, ($ in millions)
2013	$253
2014 and 2015	159
2016 and 2017	74
2018 and thereafter	25

Total future payment obligations	$511

29. Contingencies and Other Risks

In the normal course of business, we enter into transactions that expose us to varying degrees of risk.

Concentration with GM and Chrysler

The profitability and financial condition of our operations are heavily dependent upon the performance, operations, and prospects of GM, Chrysler, and their dealers. We have preferred provider agreements that provide for limited exclusivity privileges with respect to subvention programs offered by GM and Chrysler. These agreements do not provide us with any benefits relating to standard rate financing or lease products. Our preferred provider agreements with GM and Chrysler terminate on December 31, 2013, and April 30, 2013, respectively.

Mortgage-Related Matters

ResCap Bankruptcy Filing

On May 14, 2012, Residential Capital, LLC (ResCap) and certain of its wholly owned direct and indirect subsidiaries (collectively, the Debtors) filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court). In connection with the filings, Ally Financial Inc. and its direct and indirect subsidiaries and affiliates (excluding the Debtors) (collectively, AFI) had reached an agreement with the Debtors and certain creditor constituencies on a prearranged Chapter 11 plan (the Plan). The Plan included a proposed settlement (the Settlement) between AFI and the Debtors, which included, among other things, an obligation of AFI to make a $750 million cash contribution to the Debtors’ estate, and a release of all existing or potential causes of action between AFI and the Debtors, as well as a release of all existing or potential ResCap-related causes of action against AFI held by third parties.

The Settlement contemplated certain milestone requirements that the Debtors failed to satisfy, including the Bankruptcy Court’s confirmation of the Plan on or before October 31, 2012. While the failure to meet this October 31 milestone would have resulted in the Settlement’s automatic termination, AFI and the Debtors agreed

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

to monthly temporary waivers of this automatic termination through February 28, 2013. This waiver was not extended beyond this date, and therefore the Settlement has terminated.

As a result of the termination of the Settlement, AFI is no longer obligated to make the $750 million cash contribution and neither party is bound by the Settlement. Further, AFI is not entitled to receive any releases from either the Debtors or any third party claimants, as was contemplated under the Plan and Settlement. However, AFI has not withdrawn its offer to provide a $750 million cash contribution to the Debtors’ estate if an acceptable settlement can be reached. As a result of the termination of the Settlement, substantial claims could be brought against us, which could have a material adverse impact on our results of operations, financial position or cash flows. For further information with respect to the bankruptcy, refer to Note 1.

Based on our assessment of the effect of the deconsolidation of ResCap, potential obligations as a result of the ResCap bankruptcy, and other impacts related to the bankruptcy filing, we recorded a charge of $1.2 billion during the year ended December 31, 2012. This charge primarily consisted of the impairment of Ally’s $442 million equity investment in ResCap and an additional $750 million, which is the amount AFI has offered to contribute to the Debtors’ estate. Given the inherent uncertainty of the bankruptcy process, it is possible that the $750 million estimate could be increased or decreased in the future, but we are unable to estimate the amount of any potential modification.

Mortgage Settlements and Consent Order

On February 9, 2012, we announced that we had reached an agreement with respect to investigations into procedures followed by mortgage servicing companies and banks in connection with mortgage origination and servicing activities and foreclosure home sales and evictions (the Mortgage Settlement). Further, as a result of an examination conducted by the FRB and FDIC, on April 13, 2011, we entered into a consent order (the Consent Order) with the FRB and the FDIC, that required, among other things, GMAC Mortgage, LLC to retain independent consultants to conduct a risk assessment related to mortgage servicing activities and, separately, to conduct a review of certain past residential mortgage foreclosure actions (the Foreclosure Review). The Debtors are primarily liable for all remaining obligations under both the Mortgage Settlement and Consent Order. AFI is secondarily liable for the specific performance of required actions, and is jointly and severally liable for certain financial obligations. On September 19, 2012, the official committee of unsecured creditors appointed in the Debtors’ bankruptcy cases (the Creditors’ Committee) filed an objection to the Debtors’ motions to compensate the independent consultants for their Foreclosure Review services. In its objection, the Creditors’ Committee alleged, among other things, that AFI should be responsible for the costs of the Foreclosure Review. On October 11, 2012, the Bankruptcy Court entered an interim order allowing the Debtors to continue paying the independent consultants on an interim 90 day basis, while reserving all parties’ rights with respect to the allocation of costs between the Debtors and AFI for the Foreclosure Review. On January 14, 2013, the bankruptcy court entered an interim order authorizing the Debtors to continue paying the independent consultants for their Foreclosure Review services until February 28, 2013, and then on February 28, 2013, the bankruptcy court entered an interim order authorizing the Debtors to continue paying the independent consultants until March 21, 2013, reserving all parties’ rights until that time. On February 27, 2013, the Debtors filed a motion with the Bankruptcy Court seeking, for purposes of any proposed chapter 11 plan, that GMAC Mortgage’s obligation to conduct and pay for independent file review regarding certain residential foreclosure actions and foreclosure sales prosecuted by GMAC Mortgage and its subsidiaries, as required under the Consent Order, be classified as a general unsecured claim in an amount to be determined, and that the automatic stay under the Bankruptcy Code be applied to prevent the FRB, the FDIC, and other governmental entities from taking any action to enforce the obligation against the Debtors. If the Bankruptcy Court approves the motion, such governmental entities are likely to seek to enforce the obligation against AFI, and any such obligations ultimately borne by AFI could be material. The Debtors have requested that the motion be heard at a hearing on March 21, 2013.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Legal Proceedings

We are subject to potential liability under various governmental proceedings, claims, and legal actions that are pending or otherwise asserted against us. We are named as defendants in a number of legal actions, and we are involved in governmental proceedings arising in connection with our respective businesses. Some of the pending actions purport to be class actions, and certain legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We establish reserves for legal claims when payments associated with the claims become probable and the payments can be reasonably estimated. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, it is generally very difficult to predict what the eventual outcome will be, and when the matter will be resolved. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for the claims.

Mortgage-backed Securities Litigation

We have previously disclosed various litigation matters where the Debtors (as defined above) were named as defendants in cases relating to mortgage-backed securities and certain other mortgage-related matters. As a result of the bankruptcy filings, all litigation against the Debtors has been automatically stayed and will be resolved in the bankruptcy litigation out of the assets of the estate. Ally believes that it has no potential future liability with respect to any litigation claims pending solely against the Debtors.

Ally Financial Inc. and certain of its subsidiaries (excluding the Debtors) (collectively, the AFI Entities) are named as defendants in various cases relating to ResCap mortgage-backed securities (MBS) and certain other mortgage-related matters, which are described in more detail below (collectively, the Mortgage Cases). In the private-label securities litigation, the plaintiffs generally allege that misstatements and omissions occurred in registration statements, prospectuses, prospectus supplements, and other documents related to MBS offerings. The alleged misstatements and omissions typically concern underwriting standards. The plaintiffs generally claim that such misstatements and omissions constitute violations of state and/or federal securities law and common law including negligent misrepresentation and fraud. Plaintiffs seek monetary damages and rescission. In these cases, the claims against Ally Financial Inc. are all indirect or vicarious in nature, which generally requires proof of direct liability against the underlying Debtor entities before the litigants can seek to hold Ally Financial Inc. responsible for such underlying conduct. With respect to the private-label monoline bond insurer claims, certain monoline bond insurers generally allege breach of contract and fraud, as described more specifically below.

As described earlier, the proposed bankruptcy Plan, which provided for a release of all existing and potential causes of action against the AFI Entities held by ResCap (including the Mortgage Cases), has been terminated. As a result, the Mortgage Cases are expected to proceed against us. We intend to vigorously defend these cases.

Other than the Cambridge Place I and II, New Jersey Carpenters, FHFA and FDIC matters, all of the private-label securities matters are currently subject to orders entered by the Bankruptcy Court staying the matter through April 30, 2013 in connection with the Debtors bankruptcy. The Cambridge Place I and II and New Jersey Carpenters matters are currently subject to stay orders through March 31, 2013, and the FHFA and FDIC matters are currently proceeding against the applicable Ally defendants. Other than the MBIA matter, all of the private-label monoline bond insurer claims are currently subject to orders entered by the Bankruptcy Court staying the matter through April 30, 2013 in connection with the Debtors bankruptcy. The MBIA matter is currently proceeding against the applicable Ally defendants. All of the stay orders permit motion to dismiss practice and limited discovery to proceed for and against the non-Debtor Ally defendants.

Set forth below are descriptions of these proceedings.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Private-label Securities Litigation

Allstate Litigation

On February 14, 2011, the Allstate Insurance Company and various of its subsidiaries and affiliates (collectively, Allstate) filed a complaint in Hennepin County District Court, Minnesota, against Ally Securities LLC (Ally Securities) and a number of ResCap entities. The complaint alleges that the defendants misrepresented in the offering materials the riskiness and credit quality of, and omitted material information related to, residential mortgage-backed securities (MBS) Allstate purchased. The complaint asserts claims for fraud and negligent misrepresentation and seeks money damages and costs, including attorneys’ fees. A motion to dismiss the amended complaint was granted in part and denied in part on November 28, 2011, pursuant to which the court dismissed the negligent misrepresentation claim and allowed the fraud and Consumer Fraud Act claims to proceed.

Cambridge Place I and II Litigation

On February 11, 2011, Cambridge Place Investments filed two complaints against Ally Securities and a number of ResCap entities alleging violations of state securities laws and seeks, in both cases, recovery of money damages, together with statutory interest from the date of payment, costs, and attorneys’ fees. Plaintiff dismissed the Debtor entities in March 2012 and the case remains pending against Ally Securities only.

FDIC Litigation

The Federal Deposit Insurance Corporation filed four complaints against Ally Securities between May 2012 and August 2012 alleging violations of federal and state securities laws, in each alleging that Ally Securities made misleading statements in a registration statement. Plaintiff seeks rescission and money damages in all cases including pre- and post-judgment interest, attorney’s fees and costs of court. Ally Securities has filed motions to dismiss in three of the four cases, and expects to file a motion to dismiss in the fourth case as well.

FHFA Litigation

FHFA, as conservator for Freddie Mac, filed a complaint on September 2, 2011, against Ally Financial Inc., Ally Securities, GMAC Mortgage Group (GMACMG), and a number of ResCap entities, in New York County Supreme Court. The case was removed to Federal District Court, Southern District of New York. Subsequent to the ResCap bankruptcy filing, the FHFA amended its complaint to remove all Debtor entities. The complaint alleges that Ally Financial Inc., GMACMG and Ally Securities violated federal and state securities laws and engaged in aiding and abetting a fraud, asserts control person liability against Ally Financial. The plaintiff seeks rescission and recovery of money damages, with interest, as well as consequential and punitive damages, attorney’s fees and costs and judgment interest. Motions to dismiss were filed by defendants on July 13, 2012, and were granted in part and denied in part on December 19, 2012. The dismissed portions of the complaint did not substantially alter the original allegations, entities involved, or securities offerings at issue in the case.

FHLB Litigation

Federal Home Loan Bank (FHLB) of Indianapolis filed an Amended Complaint in Marion County Superior Court for rescission and damages on July 14, 2011, asserting claims for common law negligence and violations of state and federal securities laws, and names Ally Securities, and GMACMG, and a number of ResCap entities. The complaint alleges that the offering documents for the securities underwritten and issued by the defendants

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

contained material misrepresentations of fact, evidenced by high default and foreclosure rates, and seeks damages or statutory recovery upon tender, plus interest, attorneys’ fees, and costs, including expert witness fees and an order voiding the transactions at issue. The defendants filed a motion to dismiss, which was granted in part and denied in part. The negligent misrepresentation claim remains against Ally Securities only.

FHLB of Boston filed a complaint on April 20, 2011, in Suffolk County Superior Court, naming numerous defendants including Ally Financial Inc.; GMACMG, and a number of ResCap entities. The complaint alleges that the defendants collectively packaged, marketed, offered, and sold private-label MBS, and FHLB of Boston purchased such securities in reliance upon misstatements and omissions of material facts in the offering documents. The complaint alleges negligent misrepresentation and violations of the Massachusetts Uniform Securities Act. Plaintiffs seek damages, plus interest, attorneys’ fees, and costs, including expert witness fees. The defendants removed this case to federal court. The AFI Entities filed a Motion to Dismiss on October 11, 2012.

FHLB of Chicago filed a Corrected Amended Complaint for Rescission and Damages on October 15, 2011, in Cook County Circuit Court, which names, among other defendants, Ally Financial Inc., Ally Securities, GMACMG, and a number of ResCap entities. The complaint alleges that the offering documents for the securities underwritten and issued by defendants contained material misrepresentations of fact and asserts claims for violations of state securities law and negligent misrepresentation. The complaint seeks rescission of the transactions at issue, money damages, and attorney’s fees and costs, including expert witness fees. The defendants’ motion to dismiss was denied September 12, 2012.

John Hancock Litigation

John Hancock Life Insurance Company filed a complaint in Hennepin County, Minnesota on July 27, 2012 against Ally Financial Inc., Ally Bank, Ally Securities, GMACMG and a number of ResCap individual directors and officers. The complaint alleges fraud, aiding and abetting fraud, negligent misrepresentation, and violations of federal and state securities laws. The plaintiff seeks rescission and money damages, including costs, reasonable attorneys’ fees and expert fees, and prejudgment interest relating to forty-nine securities offerings.

Huntington Bancshares Litigation

Huntington Bancshares, Inc. (Huntington), commenced a lawsuit on October 11, 2011, against Ally Financial Inc., Ally Securities, and a number of ResCap entities and individual directors and officers. The complaint alleges that the defendants made misrepresentations and omissions of material facts related to the originator’s loan underwriting guidelines in the offering materials for five residential mortgage-backed securities. The complaint asserts claims for fraud, aiding and abetting fraud, negligent misrepresentation, and violation of the Minnesota Securities Act and seeks rescission, money damages, and certain costs. The defendants’ motion to dismiss was granted and all parties and claims were dismissed with prejudice on December 11, 2012. The plaintiff filed a timely notice of appeal on February 8, 2013. No appeal dates have been set.

Massachusetts Mutual Life Insurance Company Litigation

On February 9, 2011, the Massachusetts Mutual Life Insurance Company (MassMutual) filed a complaint in the United States District Court for the District of Massachusetts against numerous defendants, including Ally Securities and a former director of ResCap. The complaint alleges that the defendants’ public filings and offering documents associated with MBS that MassMutual purchased contained false statements and omissions of material facts. MassMutual asserts claims for violations of the Massachusetts Uniform Securities Act and seeks both compensatory and statutory damages. The defendants’ motion to dismiss was granted in part and denied in part in February 2012, although claims against Ally Securities remain.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

New Jersey Carpenters Litigation

On January 3, 2011, New Jersey Carpenters Health Fund, New Jersey Carpenters Vacation Fund, and Boilermaker Blacksmith National Pension Trust, on behalf of themselves and a putative class (collectively, New Jersey Carpenters), filed a Consolidated Second Amended Securities Class Action Complaint against numerous defendants including Ally Securities, and a number of ResCap entities and individual directors and officers. The complaint alleges that the plaintiffs and the class purchased MBS between June 28, 2006, and May 30, 2007, and asserts that the offering documents associated with these transactions contained misrepresentations and omitted material information in violation of the federal securities laws. The complaint seeks compensatory damages, rescission or a rescissory measure of damages, and attorneys’ fees and costs, among other relief. New Jersey Carpenters moved for class certification. The court denied the plaintiffs’ motion for class certification, and the Plaintiffs appealed and 2nd Circuit affirmed the District Court’s ruling. Plaintiffs were then allowed limited discovery to re-attempt class certification and the District Court certified a modified class and allowed claims to be reinstated by certain intervenors. The defendants have filed a motion for reconsideration of class certification.

Stichting Pensioenfonds Litigation

On October 11, 2011 Stichting filed a complaint in District Court of Minnesota against Ally Financial Inc., Ally Securities, and a number of ResCap entities and individual directors and officers. The complaint alleges fraud, aiding and abetting fraud, negligent misrepresentation and violation of state securities laws and seeks money damages, including attorney’s fees, court costs and expert fees, and judgment interest. The Defendants filed a motion to dismiss on July 30, 2012. The plaintiffs subsequently were granted leave to amend their complaint which added Ally Bank, IB Finance Holding Co., and two securities offerings. The Defendants anticipate filing a motion to dismiss.

Union Central Life Litigation

Union Central filed a complaint on April 28, 2011 against Ally Financial Inc., Ally Securities and a number of ResCap entities and a former ResCap director alleging violation of the federal securities laws, state common law fraud, negligent misrepresentation and unjust enrichment. The plaintiff seeks compensatory and statutory damages, and attorneys fees and costs, including expert witness fees. A motion to dismiss was filed on July 27, 2012.

Western & Southern Litigation

Western & Southern filed a complaint on June 30, 2011 in Hamilton County, Ohio against Ally Securities and a number of ResCap entities alleging violation of state securities laws and negligent misrepresentation and seeks rescission and money damages, including compensatory and punitive damages, interest, and attorney’s fees and costs. A motion to dismiss was granted for all parties except Ally Securities.

Private-label Monoline Bond Insurer Claims

Assured Guaranty Litigation

Assured Guaranty filed a complaint on May 11, 2012 in Federal District Court, the Southern District of New York, against Ally Financial, Ally Bank and a number of ResCap entities alleging claims for breach of contract, reimbursement and indemnification under New York law and seeks monetary damages in connection with 2004 and 2006 mortgage securitizations.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

MBIA Litigation

MBIA Insurance Corporation (MBIA) filed complaints on December 4, 2008, and April 1, 2010, in the New York County Supreme Court against GMAC Mortgage and RFC. The complaints allege that defendants breached their contractual representations and warranties relating to the characteristics of mortgage loans contained in certain insured MBS offerings and includes claims for fraud, improper servicing and failure to notify the insurer of the alleged breach. Both cases were automatically stayed on May 14, 2012 in connection with the Debtors’ bankruptcy filings. MBIA subsequently filed a complaint on September 17, 2012 against Ally Financial Inc., IB Finance Holding Company LLC, Ally Bank, Ally Securities, and GMACMG, alleging aiding and abetting common law fraud, and against Ally Bank, breach of contract relating to the characteristics of the mortgage loans contained in certain insured offerings and seeks damages relating to all claims. The Defendants filed a motion to dismiss on February 15, 2013.

FGIC Litigation

FGIC filed twelve complaints in New York state court against Ally Financial Inc. (ten of the twelve), Ally Bank (four of the twelve) and a number of ResCap entities between November 29, 2011 and March 13, 2012, alleging that the Debtor defendants breached their contractual representations and warranties relating to the characteristics of mortgage loans contained in certain insured MBS offerings. FGIC also alleges that Ally Financial Inc. is liable under alter ego and fraudulent inducement theories and that Ally Bank aided and abetted such fraudulent inducement and seeks damages relating to all claims. All of the FGIC cases were removed to the U.S. District Court for the Southern District of New York, and the defendants have asked the Court for leave to file motions to dismiss each case.

Regulatory Matters

We continue to respond to subpoenas and document requests from the SEC, seeking information covering a wide range of mortgage-related matters, including, among other things, various aspects surrounding securitizations of residential mortgages. We are also responding to subpoenas received from the U.S. Department of Justice, which include broad requests for documentation and other information in connection with its investigation of potential fraud and other potential legal violations related to mortgage backed securities, as well as the origination and/or underwriting of mortgage loans. In addition, the CFPB has recently advised us that they are investigating certain of our retail financing practices. It is possible that this could result in actions against us.

Loan Repurchases and Obligations Related to Loan Sales

Representation and Warranty Obligation Reserve Methodology

A significant portion of our representation and warranty obligations were eliminated as a result of the deconsolidation of ResCap. Representation and warranty reserve was $105 million at December 31, 2012 with respect to Ally Bank’s sold and serviced loans. The current liability for representation and warranty obligations reflects management’s best estimate of probable losses with respect to Ally Bank’s mortgage loans sold to Freddie Mac and Fannie Mae. We considered historical and recent demand trends in establishing the reserve. The methodology used to estimate the reserve considers a variety of assumptions including borrower performance (both actual and estimated future defaults), repurchase demand behavior, historical loan defect experience, historical mortgage insurance rescission experience, and historical and estimated future loss experience, which includes projections of future home price changes as well as other qualitative factors including investor behavior. It is difficult to predict and estimate the level and timing of any potential future demands. In cases where we may

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

not be able to reasonably estimate losses, a liability is not recognized. Management monitors the adequacy of the overall reserve and makes adjustments to the level of reserve, as necessary, after consideration of other qualitative factors including ongoing dialogue and experience with counterparties.

At the time a loan is sold, an estimate of the fair value of the liability is recorded and classified in accrued expenses and other liabilities on our Consolidated Balance Sheet and recorded as a component of gain (loss) on mortgage and automotive loans, net, in our Consolidated Statement of Income. We recognize changes in the liability when additional relevant information becomes available. Changes in the estimate are recorded as other operating expenses in our Consolidated Statement of Income. The repurchase reserve at December 31, 2012, relates exclusively to GSE exposure.

The following table summarizes the changes in our reserve for representation and warranty obligations.

Year ended December 31, ($ in millions)	2012 (a)	2011
Balance at January 1,	$825	$830
Provision for mortgage representation and warranty expenses
Loan sales	16	19
Change in estimate — continuing operations	67	324

Total additions	83	343
Resolved claims (b)	(146)	(360)
Recoveries	8	12
Deconsolidation of ResCap	(665)	—

Balance at December 31,	$105	$825

(a)	The remaining balance is at Ally Bank as a result of the deconsolidation of ResCap. Refer to Note 1 for more information regarding the Debtors’ Bankruptcy and the deconsolidation of ResCap.

(b)	Includes principal losses and accrued interest on repurchased loans, indemnification payments, and settlements with counterparties.

Other Contingencies

We are subject to potential liability under various other exposures including tax, nonrecourse loans, self-insurance, and other miscellaneous contingencies. We establish reserves for these contingencies when the loss becomes probable and the amount can be reasonably estimated. The actual costs of resolving these items may be substantially higher or lower than the amounts reserved for any one item. Based on information currently available, it is the opinion of management that the eventual outcome of these items will not have a material adverse impact on our results of operations, financial position, or cash flows.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

30. Quarterly Financial Statements (unaudited)

2012 ($ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter
Net financing revenue	$351	$457	$472	$611
Other revenue	605	714	775	480

Total net revenue	956	1,171	1,247	1,091
Provision for loan losses	98	33	105	93
Total noninterest expense	855	971	845	951

Income from continuing operations before income tax expense (benefit)	3	167	297	47
Income tax expense (benefit) from continuing operations	1	(16)	46	(887)

Net income from continuing operations	2	183	251	934
Income (loss) from discontinued operations, net of tax	308	(1,081)	133	466

Net income (loss)	$310	$(898)	$384	$1,400

Basic earnings per common share
Net (loss) income from continuing operations	$(149)	$(13)	$38	$551
Net income (loss)	82	(825)	137	901
Diluted earnings per common share
Net (loss) income from continuing operations	(149)	(13)	38	455
Net income (loss)	82	(825)	137	700

2011
Net financing revenue	$212	$340	$254	$318
Other revenue	536	611	550	591

Total net revenue	748	951	804	909
Provision for loan losses	79	57	55	(30)
Total noninterest expense	842	920	745	921

(Loss) income from continuing operations before income tax expense	(173)	(26)	4	18
Income tax expense from continuing operations	10	8	10	14

Net (loss) income from continuing operations	(183)	(34)	(6)	4
Income (loss) from discontinued operations, net of tax	329	147	(204)	(210)

Net income (loss)	$146	$113	$(210)	$(206)

Basic and diluted earnings per common share
Net loss from continuing operations	$(266)	$(170)	$(154)	$(147)
Net loss	(19)	(58)	(308)	(305)

31. Subsequent Events

Declaration of Quarterly Dividend Payments

On January 3, 2013, the Ally Board of Directors declared quarterly dividend payments on certain outstanding preferred stock. This included a cash dividend of $1.125 per share, or a total of $134 million, on Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2; a cash dividend of $17.50 per share, or a total of $45 million, on Fixed Rate Cumulative Perpetual Preferred Stock, Series G; and a cash dividend of $0.53 per share, or a total of $22 million, on Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A. The dividends were paid on February 15, 2013.

ALLY FINANCIAL INC.

Notes to Consolidated Financial Statements — (Continued)

Canadian Automotive Finance Operation Sale

On February 1, 2013, we completed the sale of our Canadian automotive finance operation, Ally Credit Canada Limited, and ResMor Trust (Ally Canada) to Royal Bank of Canada. Ally received $4.1 billion USD for the business in the form of a $3.7 billion payment at closing and $400 million of dividends from Ally Canada following the announcement of the transaction.

Discontinued Operations

During the three months ended March 31, 2013, the operations of Residential Capital, LLC (ResCap) were classified as discontinued. Refer to Note 2 for further details.

The previously issued Consolidated Financial Statements, for all years presented, have been recast, such that all the operating results for ResCap were removed from continuing operations and are presented separately as discontinued. The Notes to the Consolidated Financial Statements were adjusted to exclude discontinued operations unless otherwise noted. This reclassification has no effect on our reported net income for any of the years presented.

            Shares

Common Stock

Preliminary Prospectus

                    , 2013

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[Alternate Pages for Units Prospectus]

Subject to Completion, Dated July 9, 2013

Preliminary Prospectus

    % Tangible Equity Units

Ally Financial Inc.

The United States Department of the Treasury (“Treasury”) is offering tangible equity units, or “Units,” of Ally Financial Inc. (“Ally”). See “Principal and Selling Stockholders.” Ally will not receive any of the proceeds from the sale of Units by Treasury.

Each Unit has a stated amount of $             and is composed of a prepaid stock purchase contract and a junior subordinated amortizing note due                     , 2016. Each amortizing note has an initial principal amount of $             and a scheduled final installment payment date of                     , 2016.

On                     , 2016 (subject to postponement in certain limited circumstances), each purchase contract will automatically settle, unless settled earlier as described herein, and we will deliver a number of shares of our common stock based on the applicable market value of our common stock. The applicable market value is the average of the daily volume weighted average prices, or daily VWAPs, of our common stock on each of the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding                     , 2016.

On the mandatory settlement date, each purchase contract will settle, unless settled earlier, as follows (subject to adjustment):

•	if the applicable market value equals or exceeds the threshold appreciation price, which is $ , you will receive shares of our common stock;

•

if the applicable market value is greater than $             but less than the threshold appreciation price, you will receive a number of shares of our common stock having a value, based on the applicable market value, equal to $            ; and

•	if the applicable market value is less than or equal to $ , you will receive shares of our common stock.

At any time prior to the close of business on the third scheduled trading day immediately preceding                     , 2016, you may settle your purchase contract early, and we will deliver              shares of our common stock per purchase contract (subject to adjustment). In addition, if a “fundamental change” (as defined herein) occurs and you elect to settle your purchase contracts early in connection with such fundamental change, you will receive a number of shares of our common stock based on the fundamental change early settlement rate, as described herein. We may elect to settle all, but not less than all, outstanding purchase contracts prior to                     , 2016 at the “early mandatory settlement rate” (as defined herein), upon a date fixed by us upon not less than 10 business days’ notice. Except for cash in lieu of fractional shares, the purchase contract holders will not receive any cash distributions under the purchase contracts.

The amortizing notes will pay you equal quarterly cash installments of $             per amortizing note, which in the aggregate will be equivalent to     % per year with respect to each $             stated amount of Units. So long as no event of default has occurred and is continuing, we have the right, at any time and from time to time, to defer installment payments by extending the installment payment period, so long as such period does not extend beyond                     , 2019, which we refer to as an “extension period.” At the end of any extension period, we will pay all installment payments for which the related installment payment date occurred during such extension period, together with interest on the full amount of such installment payments compounded quarterly at the rate specified for the interest component of the amortizing notes. The amortizing notes will be our junior subordinated obligations, and will rank (i) junior both in liquidation and right of payment, to the extent set forth in the junior subordinated debt indenture, to all of our “Senior Indebtedness” (as defined herein) and (ii) equally with all of our unsecured, junior subordinated indebtedness, whether currently existing or hereinafter created, other than junior subordinated indebtedness that is designated as junior to the amortizing notes. If we elect to settle the purchase contracts early, you will have the right to require us to repurchase your amortizing notes, except in certain circumstances as described herein.

Each Unit may be separated into its constituent purchase contract and amortizing note after the initial issuance date of the Units, and the separate components may be combined to create a Unit.

Concurrently with this offering, Treasury is also making a public offering of              shares of our common stock. Treasury has granted the underwriters of that offering an option to purchase up to an additional              shares of our common stock to cover over-allotments. The closing of the offering of Units is conditioned upon the closing of the offering of our common stock, and the closing of the offering of our common stock is conditioned upon the closing of the offering of Units.

Prior to this offering, there has been no public market for the Units or our common stock. We have applied to list the Units and our common stock on the New York Stock Exchange, subject to satisfaction of its minimum listing standards with respect to the Units and our common stock. If the Units are approved for listing, we expect trading to begin within 30 calendar days after the date on which the Units are first issued. However, we do not intend to apply to list the separate purchase contracts or the separate amortizing notes on any securities exchange or automated inter-dealer quotation system.

Treasury has granted the underwriters the right to purchase up to              additional Units to cover over-allotments, if any, at the public offering price less the underwriters’ discount, within 30 days from the date of this prospectus.

Investing in the Units involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the Units, the purchase contracts nor the amortizing notes are deposits or savings accounts. These securities are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Unit	Total
Public Offering Price and Proceeds to Treasury	$	$
Underwriting Discount, and Commissions (1)	$	$

(1)	Ally has agreed to pay all underwriting discounts and commissions, transfer taxes and transaction fees, if any, applicable to the sale of the Units and the fees and disbursement of counsel for Treasury incurred in connection with the sale.

The underwriters expect to deliver the Units to purchasers on or about                     , 2013 through the book-entry facilities of The Depository Trust Company.

Citigroup	Goldman, Sachs & Co.

Morgan Stanley	Barclays

Deutsche Bank Securities

The date of this prospectus is                     , 2013

The Offering

The summary below describes the principal terms of the Units, the purchase contracts and the amortizing notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Units,” “Description of the Purchase Contracts” and “Description of the Amortizing Notes” sections of this prospectus contain a more detailed description of the terms and conditions of the Units, the purchase contracts and the amortizing notes. As used in this section, each of the terms “we,” “us,” “our,” and “Ally” means Ally Financial Inc. and does not include any subsidiary of Ally Financial Inc.

Treasury currently holds 118,750,000 shares of our Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2 (the “Series F-2 preferred stock”), having an aggregate liquidation amount of $5,937,500,000. In connection with this offering and the concurrent common stock offering, Treasury intends (i) to convert (the “conversion”) 58,750,000 shares of Series F-2 preferred stock into shares of our common stock based on a conversion price equal to the public offering price of our common stock in the concurrent common stock offering (the “common stock public offering price”), which, based on the midpoint of the price range set forth on the cover of the prospectus for the concurrent common stock offering, would result in the conversion of the Series F-2 preferred stock into              shares of common stock and              additional shares of our common stock pursuant to the modified terms of the Series F-2 preferred stock, and (ii) to exchange (the “exchange”) the remaining 60,000,000 shares of Series F-2 preferred stock having an aggregate liquidation amount of $3 billion, for a number of Units having an aggregate stated amount of $3 billion. See “Concurrent Transactions.” The closing of each of this Units offering, the concurrent common stock offering, the conversion and the exchange is conditioned upon the closing of each such other transaction. Unless the context otherwise requires, the following description of us and the Units assumes the successful completion of each of this Units offering, the concurrent common stock offering, the conversion and the exchange.

The Units

Issuer	Ally Financial Inc., a Delaware corporation.

Number of Units offered by Treasury	Units. Treasury has granted the underwriters the right to purchase up to additional Units to cover over-allotments, if any, at the public offering price less the underwriters’ discount, within 30 days from the date of this prospectus.

Stated amount and initial offering price of each Unit	$ for each Unit.

Components of each Unit	Each Unit is composed of two parts:

•	a prepaid stock purchase contract (a “purchase contract”); and

•	a junior subordinated amortizing note (an “amortizing note”).

Unless settled earlier at the holder’s option or our option, each purchase contract will automatically settle, subject to postponement in certain limited circumstances, on , 2016 (such date, as so postponed, if applicable, the “mandatory settlement date”), and we will deliver not more than shares and not less than shares of our common stock per purchase contract, subject to adjustment, based upon the applicable settlement rate and applicable market value of our common stock, as described below under “Description of the Purchase Contracts—Delivery of Common Stock.”

No fractional shares of our common stock will be issued to holders upon settlement of purchase contracts. In lieu of fractional shares, holders will be entitled to receive a cash payment of equivalent value calculated as described herein. Other than cash payments in lieu of fractional shares, the purchase contract holders will not receive any cash distributions under the purchase contracts.

Each amortizing note will have an initial principal amount of $ , will bear interest at the rate of % per annum and will have a scheduled final installment payment date of , 2016. On , , and of each year, commencing on , 2013, we will pay equal quarterly cash installments of $ per amortizing note (except for the , 2013 installment payment, which will be $ per amortizing note), which in the aggregate will be equivalent to % per year with respect to each $ stated amount of Units. Each installment payment will constitute a payment of interest and a partial repayment of principal, allocated as set forth on the amortization schedule set forth under “Description of the Amortizing Notes—Amortization Schedule.” We will have the right to defer installment payments at any time and from time to time under the circumstances, and subject to the conditions, described opposite the caption “Option to extend installment payment period” below, so long as such deferral period does not extend beyond , 2019.

The return to an investor on a Unit will depend upon the return provided by each component. The overall return will consist of the value of the shares of our common stock delivered upon settlement of the purchase contracts and the cash installments paid on the amortizing notes.

Each Unit may be separated into, and recreated from, its components	Each Unit may be separated by a holder into its constituent purchase contract and amortizing note on any business day during the period beginning on, and including, the business day immediately following the date of initial issuance of the Units to, but excluding, the third scheduled trading day immediately preceding , 2016 or any “early mandatory settlement date,” as defined below. Prior to separation, the purchase contracts and amortizing notes may only be purchased and transferred together as Units. If you hold a separate purchase contract and a separate amortizing note, you may combine the two components to recreate a Unit. See “Description of the Units—Separating and Recreating Units.”

Trading

Prior to this offering, there has been no public market for the Units or our common stock. We have applied to list the Units and our common stock being offered concurrently with this offering on the New York Stock Exchange, subject to satisfaction of its minimum listing standards with respect to the Units and our common stock. If the Units are approved for listing, we expect trading to begin within 30 calendar days after the Units are first issued. However, we do not intend to apply to list the separate purchase contracts or the separate amortizing notes on any securities exchange or automated inter-dealer quotation system. See “Description of the Units—Listing of Securities.”

Use of proceeds	We will not receive any proceeds from the sale of Units in this offering.

United States federal income tax considerations	Although there is no authority directly on point and therefore the issue is not entirely free from doubt, each Unit will be treated as an investment unit composed of two separate instruments for U.S. federal income tax purposes: (i) a purchase contract and (ii) an amortizing note. Under this treatment, a holder of Units will be treated as if it held each component of the Units for U.S. federal income tax purposes. By acquiring a Unit, you will agree to treat (i) a Unit as an investment unit composed of two separate instruments in accordance with its form and (ii) the amortizing notes as indebtedness of Ally for U.S. federal income tax purposes. If, however, the components of a Unit were treated as a single instrument, the U.S. federal income tax consequences could differ from the consequences described herein.

Holders should read the discussion in “Certain U.S. Federal Income Tax Considerations” and consult their tax advisers regarding the tax treatment of an investment in Units and whether a purchase of a Unit is advisable in light of the investor’s particular tax situation.

The Purchase Contracts

Mandatory settlement date	, 2016, subject to postponement in limited circumstances.

Mandatory settlement	On the mandatory settlement date, unless a purchase contract has been settled earlier, each purchase contract will automatically settle, and we will deliver a number of shares of our common stock, based on the applicable settlement rate.

Settlement rate for the mandatory settlement date	The “settlement rate” for each purchase contract will be not more than shares and not less than shares of our common stock (each subject to adjustment as described herein) depending on the applicable market value of our common stock, calculated as described below.

•

If the applicable market value is equal to or greater than the threshold appreciation price (as defined below), you will receive              shares of common stock per purchase contract (the “minimum settlement rate”).

•	If the applicable market value is greater than $ (the “reference price”) but less than the threshold appreciation price,

you will receive a number of shares per purchase contract equal to $ , divided by the applicable market value.

•	If the applicable market value is less than or equal to the reference price, you will receive shares of common stock per purchase contract (the “maximum settlement rate”).

Each of the maximum settlement rate and the minimum settlement rate is subject to adjustment as described below under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates.”

The “applicable market value” means the average of the “daily VWAPs” (as defined below) of our common stock on each of the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding , 2016.

The reference price is the public offering price of our common stock in the concurrent common stock offering described above.

The “threshold appreciation price” is equal to $ , divided by the minimum settlement rate (rounded to the nearest $0.01). The threshold appreciation price, which is initially $ , represents an appreciation of approximately % over the reference price.

No fractional shares of our common stock will be issued to holders upon settlement of purchase contracts. In lieu of fractional shares, holders will be entitled to receive a cash payment of equivalent value calculated as described herein. Other than cash payments in lieu of fractional shares, the purchase contract holders will not receive any cash distributions under the purchase contracts.

The following table illustrates the settlement rate per purchase contract and the value of our common stock issuable upon settlement on the mandatory settlement date, determined using the applicable market value shown, subject to adjustment.

Applicable Market Value of Our Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)
Less than or equal to $	shares of our common stock	Less than $
Greater than $ but less than the threshold appreciation price	A number of shares of our common stock equal to $ , divided by the applicable market value	$

Equal to or greater than the threshold appreciation price	shares of our common stock	Greater than $

Early settlement at your election	At any time prior to the close of business on the third scheduled trading day immediately preceding , 2016, you may settle any or all of your purchase contracts early, and we will deliver to you a number of shares of our common stock per purchase contract equal to the minimum settlement rate, which is subject to adjustment as described below under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates.” That is, the market value of our common stock on the early settlement date will not affect the early settlement rate.

However, if you settle your purchase contracts early in connection with a “fundamental change” (as defined herein), you will receive a number of shares of our common stock based on the “fundamental change early settlement rate,” as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change.”

Your right to settle a purchase contract prior to the close of business on the third scheduled trading day immediately preceding , 2016 is subject to delivery of your purchase contract.

Upon early settlement at your election of a purchase contract that is a component of a Unit (whether or not in connection with a fundamental change), the corresponding amortizing note will remain outstanding and registered in the name of the holder who elected to settle the related purchase contract early.

Early mandatory settlement at our election	We may elect to settle all, but not fewer than all, outstanding purchase contracts early at the “early mandatory settlement rate” (as described under “Description of the Purchase Contracts—Early Settlement at Our Election”) upon a date fixed by us upon not less than 10 business days’ notice (the “early mandatory settlement date”).

The “early mandatory settlement rate” will be the maximum settlement rate, unless the daily VWAP of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately preceding the “notice date” (as defined under “Description of the Purchase Contracts—Early Settlement at Our Election”) exceeds 130% of the threshold appreciation price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the fundamental change early settlement rate with the “effective date” for this purpose being deemed to be the early mandatory settlement date and the “stock price” for this purpose being deemed to be the average of the daily VWAPs of our common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the early mandatory settlement date.

If we elect to settle the purchase contracts early, holders will have the right to require us to repurchase their amortizing notes for cash at the repurchase price, except in the certain circumstances, and subject to the conditions, described under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder.”

The Amortizing Notes

Initial principal amount of each amortizing note	$

Installment payments	Each installment payment of $ per amortizing note (except for the , 2013 installment payment, which will be $ per amortizing note) will be paid in cash and will constitute a partial repayment of principal and a payment of interest, computed at an annual rate of %. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Payments will be applied first to the interest due and payable and then to the reduction of the unpaid principal amount, allocated as set forth on the amortization schedule set forth under “Description of the Amortizing Notes—Amortization Schedule.”

Installment payment dates	, , and of each year, commencing on , 2013, with a scheduled final installment payment date of , 2016.

Option to extend installment payment period	So long as no event of default has occurred and is continuing, we have the right, at any time and from time to time, to defer installment payments by extending the installment payment period, so long as such period of time does not extend beyond , 2019 (the “extension period”). At the end of any extension period, we will pay all installment payments for which the related installment payment date occurred during such extension period, together with, to the extent permitted by law, interest on the full amount of such installment payments compounded quarterly at the rate specified for the interest component of the amortizing notes. We will give the holders of Units and separate amortizing notes at least 10 business days’ notice of the end of an extension period.

Prior to the termination of any extension period, we may further defer installment payments by extending such extension period. Such extension period, including all such previous and further extensions, may not extend beyond , 2019. Upon the termination of any extension period and the payment of all amounts then due, we may commence a new extension period, if consistent with the terms described under “Description of the Amortizing Notes—Option to Extend Installment Payment Period.” No installment payment (or interest thereon) shall be due and payable during an extension period, except at the end of such period.

We have no present intention of exercising our right to defer installment payments by extending the installment payment period on the amortizing notes.

Ranking of the amortizing notes	The amortizing notes will be our junior subordinated obligations and will rank:

•	junior both in liquidation and right of payment to all “Senior Indebtedness” (as defined under “Description of the Amortizing Notes—Subordination”);

•	effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries; and

•

equal with all of our junior subordinated indebtedness, whether currently existing or hereinafter created, other than junior subordinated indebtedness that is designated as junior to the amortizing notes, to which the amortizing notes will rank senior.

At March 31, 2013, we had approximately $76.1 billion in principal amount of total debt outstanding, consisting of $37.3 billion and $38.8 billion in principal amount of unsecured and secured debt, respectively. At March 31, 2013, Ally on a standalone basis had approximately $36.0 billion in aggregate principal amount of total debt outstanding, all of which was unsecured. At March 31, 2013, we had aggregate principal amount of $2.6 billion of trust preferred securities outstanding.

The indenture governing the amortizing notes does not limit the amount of debt that we or our subsidiaries may incur.

Repurchase of amortizing notes at the option of the holder	If we elect to settle the purchase contracts early, holders will have the right to require us to repurchase their amortizing notes for cash at the repurchase price, except in the circumstances, and subject to the conditions, described under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder.”

Concurrent transactions	Treasury currently holds 118,750,000 shares of our Series F-2 preferred stock, having an aggregate liquidation amount of $5,937,500,000. In connection with this offering and the concurrent common stock offering, Treasury intends (i) to convert 58,750,000 shares of Series F-2 preferred stock into shares of our common stock based on a conversion price equal to the common stock public offering price, and (ii) to exchange the remaining 60,000,000 shares of Series F-2 preferred stock having an aggregate liquidation amount of $3 billion, for a number of our tangible equity units (the “Units”) having an aggregate stated amount of $3 billion.

The number of shares of common stock we will issue to Treasury in connection with the conversion will depend upon the common stock public offering price. The higher the common stock public offering price is, the fewer the number of shares of common stock Treasury will receive and the lower the common stock public offering price is, the greater the number of shares of common stock Treasury will receive. The following table sets forth the number of shares we will issue to Treasury in connection with the conversion for each common stock public offering price set forth below:

Public Offering Price	Number of Shares Issued to Treasury
$
$
$
$

In addition, we and Treasury intend to modify certain terms of the Series F-2 preferred stock relating to the anti-dilution provisions applicable to the common stock received by Treasury from its partial conversion of Series F-2 preferred stock in December 2010, so that Treasury will receive additional shares of our common stock in connection with the offering.

Concurrently with this offering, Treasury is also making a public offering of                      shares of our common stock. Treasury has granted the underwriters of that offering an option to purchase up to an additional              shares of our common stock to cover over-allotments.

The closing of each of this offering, the concurrent common stock offering, the conversion and the exchange is conditioned upon the closing of each such other transaction.
Certain Accounting Treatment of Treasury’s Conversion and Receipt of Additional Shares	In connection with Treasury’s intention to convert shares of Series F-2 preferred stock it holds into common stock as part of this offering and at the common stock public offering price, Treasury will receive a number of shares of our common stock in excess of the amount it would have received pursuant to the stated conversion rate in the Series F-2 preferred stock. In addition, as stated above, Treasury will also receive additional shares of our common stock as a result of an agreed upon modification to the terms of the Series F-2 preferred stock. The value of these additional shares received by Treasury will be treated as a dividend or equivalent for financial reporting purposes.

The issuance of these additional shares will be a one-time non-cash transaction, which will not affect the amount of our total equity. It will increase our accumulated deficit with an offsetting increase to common stock and paid-in capital, and the value of the non-cash dividend will reduce our net income attributable to common shareholders and therefore will substantially affect the calculation of earnings per share in the quarter in which this offering closes and the full year.

Assuming that the public offering price of our common stock in the concurrent offering will be $ per share (the midpoint of the range set forth on the cover of the prospectus for the concurrent common stock offering), net income attributable to common stock will be reduced by $ in the quarter in which this offering closes and earnings per share will be reduced by $ per share due to this one time, non-cash transaction.

RISK FACTORS

You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus before making a decision to invest in the Units. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of the Units would likely decline due to any of these risks, and you may lose all or part of your investment.(1)

Risks Related to Ownership of the Units, Separate Purchase Contracts, Separate Amortizing Notes and Common Stock

You will bear the risk that the market value of our common stock may decline.

The purchase contracts, pursuant to which we will deliver to you shares of our common stock, are components of the Units. The number of shares of common stock that you will receive upon settlement of a purchase contract on the mandatory settlement date, whether as a component of a Unit or a separate purchase contract, will depend upon the applicable market value, which is equal to the average of the daily VWAPs of our common stock on each of the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding                     , 2016. There can be no assurance that the market value of the common stock received by you will be equal to or greater than the reference price of $            . If the applicable market value of our common stock is less than the reference price, then the market value of the common stock issued to you on the mandatory settlement date (assuming that the market value is the same as the applicable market value of the common stock) will be less than the effective price per share paid by you for such common stock on the date of issuance of the Units. Furthermore, because we will in no event deliver more than              shares (subject to adjustment as described herein) upon settlement of a purchase contact, the market value of the common stock delivered to you upon any early settlement may be less than the effective price per share paid by you for such common stock on the date of the issuance of the Units. Therefore, you assume the entire risk that the market value of our common stock may decline before the mandatory settlement date, early settlement date, fundamental change early settlement date or early mandatory settlement date, as applicable. Any decline in the market value of our common stock may be substantial.

The opportunity for equity appreciation provided by an investment in the Units is less than that provided by a direct investment in our common stock.

The aggregate market value of our common stock delivered to you upon settlement of a purchase contract on the mandatory settlement date generally will exceed the $             stated amount of each Unit only if the applicable market value of our common stock exceeds the threshold appreciation price. Therefore, during the period prior to the mandatory settlement date, an investment in a Unit affords less opportunity for equity appreciation than a direct investment in our common stock. If the applicable market value exceeds the reference price but is less than the threshold appreciation price, you will realize no equity appreciation on our common stock above the reference price. Furthermore, if the applicable market value exceeds the threshold appreciation price, you would receive only a portion of the appreciation in the market value of the shares of our common stock you would have received had you purchased shares of common stock with $             at the public offering price in the concurrent common stock offering. See “Description of the Purchase Contracts—Delivery of Common Stock” for a table showing the number of shares of common stock that you would receive at various applicable market values.

We may not be able to settle your purchase contracts and deliver shares of our common stock, or make payments on the amortizing notes, in the event that we file for bankruptcy.

Pursuant to the terms of the purchase contract agreement, your purchase contracts will automatically accelerate upon the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to

(1)	To replace the first paragraph under “Risk Factors” in the prospectus for the common stock offering.

Ally. However, a bankruptcy court may prevent us from delivering our common stock to you in settlement of your purchase contracts. In such circumstances, we expect that your resulting claim for damages will rank equally with the claims of our common stockholders, in which case you will only be able to recover damages to the extent holders of our common stock receive any recovery. See “Description of the Purchase Contracts—Consequences of Bankruptcy.”

In addition, with respect to the amortizing notes, bankruptcy law generally prohibits the payment of pre-bankruptcy debt by a company that has commenced a bankruptcy case while the case is pending. If Ally becomes a debtor in a bankruptcy case, so long as the case was pending, you would likely not receive timely payments of principal or interest due under the amortizing note component of the Units and the subordination provisions of the notes would give the holders of “Senior Indebtedness” (as defined under “Description of the Amortizing Notes—Subordination”) a prior right to receive any distributions on account of your claim until they were paid in full.

The trading prices for the Units, the purchase contracts and the amortizing notes will be directly affected by the trading prices for our common stock, the general level of interest rates and our credit quality, each of which is impossible to predict.

It is impossible to predict whether the prices of our common stock, interest rates or our credit quality will rise or fall. Trading prices of the common stock will be influenced by general stock market conditions and our operating results and business prospects and other factors described elsewhere in these “Risk Factors.”

The market for our common stock likely will influence, and be influenced by, any market that develops for the Units or the separate purchase contracts. For example, investors’ anticipation of the distribution into the market of the additional shares of common stock issuable upon settlement of the purchase contracts could depress the price of our common stock and increase the volatility of the common stock price, which could in turn depress the price of the Units or the separate purchase contracts. The price of our common stock also could be affected by possible sales of such common stock by investors who view the Units as a more attractive means of equity participation in Ally and by hedging or arbitrage trading activity that is likely to develop involving the Units, separate purchase contracts and the common stock. The arbitrage activity could, in turn, affect the trading prices of the Units, the separate purchase contracts and the common stock.

Developments in the equity-linked and convertible securities markets may adversely affect the market value of the Units.

Governmental actions that interfere with the ability of equity-linked and convertible securities investors to effect short sales of the underlying shares of common stock could significantly affect the market value of the Units. Such government actions would make the convertible arbitrage strategy that many equity-linked and convertible securities investors employ difficult to execute for outstanding equity-linked or convertible securities of any company whose shares of common stock are subject to such actions.

At an open meeting on February 24, 2010, the SEC adopted a new short sale price test through an amendment to Rule 201 of Regulation SHO. The amendments to Rule 201 became effective on May 10, 2010 and restrict short selling when the price of a “covered security” has triggered a “circuit breaker” by falling at least 10% in one day, at which point short sale orders can be displayed or executed only if the order price is above the current national best bid, subject to certain limited exceptions. Compliance with the amendments to Rule 201 was required by November 10, 2010. The new restrictions may interfere with the ability of investors in, and potential purchasers of, the Units, to effect short sales in our common stock and conduct the convertible arbitrage strategy that we believe some of them will employ, or seek to employ, with respect to the Units.

In addition, on June 10, 2010, the SEC approved a six-month pilot (the “circuit breaker pilot”) pursuant to which several national securities exchanges and the Financial Industry Regulatory Authority, Inc. (“FINRA”)

adopted rules to halt trading in securities included in the S&P 500 Index if the price of any such security moves 10% or more from a sale in a five-minute period. On September 10, 2010, the SEC approved an expansion of the circuit breaker pilot to include component securities of the Russell 1000 Index and over 300 exchange traded funds. Our common stock is not included in either the S&P 500 Index or the Russell 1000 Index and therefore is not subject to the circuit breaker pilot at this time. However, our common stock may in the future be included in either the S&P 500 Index or the Russell 1000 Index or the SEC could further expand the circuit breaker pilot in the future or adopt other rules that limit trading in response to market volatility. Any such additional regulatory actions may decrease or prevent an increase in the market price and/or liquidity of our common stock and/or interfere with the ability of investors in, and potential purchasers of, the Units, to effect hedging transactions in or relating to our common stock and conduct the convertible arbitrage strategy that we believe some of them will employ, or will seek to employ, with respect to the Units and/or separate purchase contracts.

Although the direction and magnitude of the effect that the amendments to Regulation SHO, the circuit breaker pilot and any additional regulations may have on the trading price and the liquidity of the Units will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible debt instruments. For example, in September 2008, the SEC issued emergency orders generally prohibiting short sales in the common stock of a variety of financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute and adversely affected both the liquidity and trading price of convertible notes issued by many of the financial services companies subject to the prohibition. Any governmental actions that restrict the ability of investors in, or potential purchasers of, the Units to effect short sales in our common stock or to implement hedging strategies, including the recently adopted amendments to Regulation SHO, could similarly adversely affect the trading price and the liquidity of the Units and/or separate purchase contracts.

You may receive shares of common stock upon settlement of the purchase contracts that are lower in value than the price of the common stock just prior to the mandatory settlement date.

Because the applicable market value of the common stock is determined over the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding                     , 2016, the number of shares of common stock delivered for each purchase contract may, on the mandatory settlement date, be greater than or less than the number that would have been delivered based on the daily VWAP of the common stock on the last trading day in such 20 trading day period. In addition, you will bear the risk of fluctuations in the market price of the shares of common stock deliverable upon settlement of the purchase contracts between the end of such period and the date such shares are delivered.

If you elect to settle your purchase contracts prior to the mandatory settlement date, you may not receive the same return on your investment as purchasers whose purchase contracts are settled on the mandatory settlement date.

Holders of the Units or separate purchase contracts have the option to settle their purchase contracts early at any time beginning on, and including, the business day immediately following the date of initial issuance of the Units until the close of business on the third scheduled trading day immediately preceding                     , 2016. However, if you settle your purchase contracts prior to the close of business on the third scheduled trading day immediately preceding                     , 2016, you will receive for each purchase contract a number of shares of common stock equal to the minimum settlement rate, regardless of the current market value of our common stock, unless you elect to settle your purchase contracts early in connection with a fundamental change, in which case you will be entitled to settle your purchase contracts at the fundamental change early settlement rate, which may be greater than the minimum settlement rate. In either case, you may not receive the same return on your investment as purchasers whose purchase contracts are settled on the mandatory settlement date.

Upon issuance of the Units, our common stock will incur immediate dilution.

Upon issuance of the Units, which includes a purchase contract component, our common stock will incur immediate and substantial net tangible book value dilution on a per share basis.

We may issue additional shares of our common stock, which may dilute the value of our common stock but may not trigger an anti-dilution adjustment under the terms of the purchase contracts.

The trading price of our common stock may be adversely affected if we issue additional shares of our common stock. The number of shares of common stock issuable upon settlement of the purchase contracts is subject to adjustment only for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain issuer tender or exchange offers. The number of shares of common stock deliverable upon settlement is not subject to adjustment for other events that may adversely affect the value of our common stock, such as employee stock options grants, offerings of our common stock for cash, certain exchanges of our common stock for other Ally securities or in connection with acquisitions and other transactions. The terms of the Units do not restrict our ability to offer our common stock in the future or to engage in other transactions that could dilute our common stock, which may adversely affect the value of the Units and separate purchase contracts.

If we exercise our right to defer installment payments on the amortizing notes, the market price of the Units and separate amortizing notes is likely to be adversely affected.

We will have the right to defer installment payments at any time and from time to time under the circumstances, and subject to the conditions, described under “Description of the Amortizing Notes—Option to Extend Installment Payment Period” so long as such deferral period does not extend beyond                     , 2019. During any such deferral period, holders of the Units and separate amortizing notes will have no remedies against us for nonpayment unless we fail to pay all previously deferred installment payments (including interest thereon) in cash within 30 days of the last day of such deferral period. If we exercise our right to defer installment payments, the market price of the Units and separate amortizing notes may be more volatile than the market prices of other securities that are not subject to optional payment deferral features.

The fundamental change early settlement rate may not adequately compensate you.

If a “fundamental change” occurs and you elect to exercise your fundamental change early settlement right, you will be entitled to settle your purchase contracts at the fundamental change early settlement rate. Although the fundamental change early settlement rate is designed to compensate you for the lost option value of your purchase contracts as a result of the early settlement of the purchase contracts, this feature may not adequately compensate you for such loss. In addition, if the stock price in the fundamental change is greater than $             per share (subject to adjustment), this feature of the purchase contracts will not compensate you for any loss suffered in connection with a fundamental change. See “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change.”

Our obligation to settle the purchase contracts at the fundamental change early settlement rate could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The amortizing notes will not provide holders with the right to require us to repurchase them upon a fundamental change.

The terms of the indenture governing the amortizing notes do not provide holders of amortizing notes with the right to require us to repurchase their amortizing notes upon the occurrence of a fundamental change.

Accordingly, holders of our amortizing notes will bear the risk that any such fundamental change occurs and adversely affects our capital structure, credit ratings or the value of the amortizing notes.

Until you acquire our common stock, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

Until you acquire our common stock upon settlement on the mandatory settlement date or any early settlement, you are not entitled to any rights with respect to our common stock, including voting rights and rights to receive any dividends or other distributions on our common stock, but you are subject to all changes affecting the common stock. You will have the rights with respect to shares of our common stock only when you become the holder of record of such shares. You will be deemed to be the holder of record of shares of our common stock issuable upon settlement of the purchase contracts as follows:

•

in the case of settlement of purchase contracts on the mandatory settlement date, as of the close of business on the last trading day of the 20 trading day period during which the applicable market value is determined;

•	in the case of settlement of purchase contracts in connection with any early settlement at the holder’s option, as of the close of business on the early settlement date;

•	in the case of settlement of purchase contracts following exercise of a holder’s fundamental change early settlement right, as of the close of business on the date such right is exercised; and

•	in the case of settlement of purchase contracts following exercise by us of our early mandatory settlement right, as of the close of business on the notice date.

For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed the owner of the shares of our common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock once you become a stockholder.

The secondary market for the Units, the purchase contracts and the amortizing notes may be illiquid.

We have applied to list the Units and our common stock on the New York Stock Exchange, subject to satisfaction of its minimum listing standards with respect to the Units and our common stock. However, we can give you no assurance that the Units and our common stock will be so listed. If the Units are approved for listing, we expect that the Units will begin trading on the New York Stock Exchange within 30 calendar days after the date on which the Units are first issued. In addition, the underwriters have advised us that they intend to make a market in the Units. Listing on the New York Stock Exchange does not guarantee that a trading market will develop, and the underwriters may discontinue market making at any time in their sole discretion without prior notice to Unit holders. Accordingly we cannot assure you that a liquid trading market will develop for the Units (or, if developed, that a liquid trading market will be maintained), that you will be able to sell Units at a particular time or that the prices you receive when you sell will be favorable.

Beginning on the business day immediately succeeding the date of initial issuance of the Units, purchasers of Units will be able to separate each Unit into a purchase contract and an amortizing note. We are unable to predict how the separate purchase contracts or the separate amortizing notes will trade in the secondary market, or whether that market will be liquid or illiquid. We do not intend to apply to list the separate purchase contracts or the separate amortizing notes on any securities exchange or automated inter-dealer quotation system.

The purchase contract agreement will not be qualified under the Trust Indenture Act, and the obligations of the purchase contract agent are limited.

The purchase contract agreement between us and the purchase contract agent will not be qualified as an indenture under the Trust Indenture Act of 1939, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract agreement or the purchase contract agent. The amortizing notes constituting a part of the Units will be issued pursuant to an indenture, which will be qualified under the Trust Indenture Act. Accordingly, if you hold Units, you will have the benefit of the protections of the Trust Indenture Act only to the extent applicable to the amortizing notes. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

•	disqualification of the indenture trustee for “conflicting interests,” as defined under the Trust Indenture Act;

•

provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

•	the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

Our obligations to make payments on the amortizing notes are subordinate to our payment obligations under our Senior Indebtedness.

Our obligations under the amortizing notes rank junior in right of payment to all of its existing and future Senior Indebtedness, as defined under the caption “Description of the Amortizing Notes—Subordination.” In addition, the amortizing notes will not be guaranteed by any of our subsidiaries, which are separate legal entities that have no obligation to pay, or make funds available to pay, any amounts due on the amortizing notes. The amortizing notes will therefore be effectively subordinated to all indebtedness and other obligations, including trade payables and preferred stock, if any, of our subsidiaries. This means that, unless all Senior Indebtedness is repaid in full, we cannot make any payments on the amortizing notes if our unsecured indebtedness for borrowed money is accelerated in the event of our bankruptcy, insolvency or liquidation or if the amortizing notes are accelerated.

The terms of the indenture under which the amortizing notes will be issued do not limit our ability to incur additional debt, including secured or unsecured debt that will rank senior to the amortizing notes and purchase contracts.

We may not have the ability to raise the funds necessary to repurchase the amortizing notes following the exercise of our early mandatory settlement right, and our debt outstanding at that time may contain limitations on our ability to repurchase the amortizing notes.

If we elect to exercise our early mandatory settlement right, holders of the amortizing notes will have the right to require Ally to repurchase the amortizing notes on the repurchase date at the repurchase price described under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder.” However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of amortizing notes surrendered for repurchase. In addition, our ability to pay the repurchase price for the amortizing notes may be limited by agreements governing our current and future indebtedness. Our failure to repurchase amortizing notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. A default under the indenture could also lead to a default under agreements governing our indebtedness outstanding at that time. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and the repurchase price for the amortizing notes.

You have limited remedies for defaults under the indenture.

Although various events may constitute defaults under the indenture, a default that is not an “event of default” will not trigger the acceleration of installment payments due on the amortizing notes. Such acceleration will occur only upon our failure to pay in full all installment payments within 30 days of             , 2018 or as a result of specified events of bankruptcy, insolvency or reorganization of us. See “Description of the Amortizing Notes—Events of Default.”

The U.S. federal income tax consequences relating to the Units are uncertain.

Although there is no authority directly on point and the issue is not entirely free from doubt, each Unit will be treated in accordance with its form as an investment unit composed of two separate instruments for U.S. federal income tax purposes, and the amortizing notes will be treated as indebtedness for U.S. federal income tax purposes. Under this treatment, you will be treated as if you acquired each component of a Unit for U.S. federal income tax purposes. By acquiring a Unit, you will agree to treat (i) a Unit as an investment unit composed of two separate instruments in accordance with its form and (ii) the amortizing notes as indebtedness, in each case for U.S. federal income tax purposes.

No statutory, judicial or administrative authority directly addresses the characterization of the Units or instruments similar to the Units for U.S. federal income tax purposes. As a result, some aspects of the U.S. federal income tax consequences of an investment in the Units are not certain. Specifically, even though in form separate instruments, the amortizing notes and the purchase contracts could be recharacterized as a single instrument for U.S. federal income tax purposes, in which case (i) you could be required to recognize as income the entire amount of each payment on the amortizing notes (rather than treating a portion as a tax-free return of principal) and (ii) payments made to you, if you are a Non-U.S. Holder (as defined below under “Certain U.S. Federal Income Tax Considerations”), on the amortizing notes, including payments denominated as principal, could be subject to U.S. federal withholding tax as dividend income.

If U.S. federal withholding were imposed or withheld in respect of payments made on or with respect to the Units, the purchase contracts, the amortizing notes or common stock, we would not be required to pay a “gross up” for such taxes.

No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Units (or the components thereof), and no assurance can be given that the IRS will agree with the conclusions expressed below under “Certain U.S. Federal Income Tax Considerations.” You should consult your tax adviser regarding potential alternative tax characterizations of the Units.

You may be subject to tax upon an adjustment to the settlement rate of the purchase contracts even though you do not receive a corresponding cash distribution.

The settlement rate of the purchase contracts is subject to adjustment in certain circumstances, including the payment of cash dividends to our stockholders or upon a fundamental change. If the settlement rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you will be deemed, for U.S. federal income tax purposes, to have received a taxable dividend to the extent of our earnings and profits, without the receipt of any cash. If you are a Non-U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”), this deemed dividend may be subject to U.S. federal withholding tax (currently at a 30% rate, or any lower rate that may be specified by an applicable treaty), which may be withheld from shares of common stock or sales proceeds subsequently paid or credited to you. See “Certain U.S. Federal Income Tax Considerations.”

The sale or availability for sale of substantial amounts of our common stock could cause our common stock price to decline or impair our ability to raise capital.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, or the settlement of the purchase contracts that are components of the Units or the perception that settlement could occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of equity and equity-related securities. Upon completion of this offering and the concurrent common stock offering, there will be              shares of common stock issued and outstanding, assuming the common stock public offering price is the midpoint of the price range set forth on the cover of the prospectus for the common stock offering.

Of the outstanding shares of common stock, the              shares of common stock to be sold in the concurrent common stock offering (             shares if the underwriters for that offering exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are held by any of our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Following the expiration of any applicable lock-up periods referred to in the section of this prospectus entitled “Shares Eligible for Future Sale,” the remaining outstanding shares of common stock may be eligible for resale under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144. In addition, pursuant to Exhibit F of the Bylaws of Ally Financial Inc. (the “Registration Rights Agreement”), we have granted our existing common stockholders the right to require us in certain circumstances to file registration statements under the Securities Act covering additional resales of our common stock held by them and the right to participate in other registered offerings in certain circumstances. As restrictions on resale end or if these stockholders exercise their registration rights or otherwise sell their shares, the market price of our common stock could decline.

In particular, following this offering, Treasury or GMAC Common Equity Trust I might sell a large number of the shares of our common stock that they hold. Such sales of a substantial number of shares of our common stock could adversely affect the market price of our common stock.

The number of shares of our common stock Treasury will receive upon conversion of our Series F-2 preferred stock will depend upon the public offering price of the common stock in the concurrent offering.

Treasury currently holds 118,750,000 shares of our Series F-2 preferred stock, having an aggregate liquidation amount of $5,937,500,000. In connection with this offering and the concurrent common stock offering, Treasury intends to convert 58,750,000 shares of Series F-2 preferred stock into shares of our common stock based on a conversion price equal to the common stock public offering price, which, based on the midpoint of the price range set forth on the cover of the prospectus for the concurrent common stock offering, would result in the conversion of the Series F-2 preferred stock into              shares of common stock. See “Concurrent Transactions.”

Accordingly, the number of shares of our common stock we will issue to Treasury in connection with the conversion will depend upon the common stock public offering price. For example, if the common stock public offering price is $             (the midpoint of the price range set forth on the cover of the prospectus for the common stock offering), then we will issue              shares of our common stock to Treasury upon conversion. By contrast, if the common stock public offering price were to increase by $1.00, then we will issue              shares of our common stock to Treasury upon conversion and if the common stock public offering price were to decrease by $1.00, then we will issue              shares of our common stock to Treasury upon conversion.

We have no current plans to pay dividends on our common stock, and our ability to pay dividends on our common stock may be limited.

We have no current plans to commence payment of a dividend on our common stock. Our payment of dividends on our common stock in the future will be determined by our Board of Directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors.

Our Series G preferred stock prohibits us from making dividend payments on our common stock before January 1, 2014 and allows dividend payments thereafter only if 1) our senior guaranteed notes issued on December 31, 2008 are rated investment grade and 2) the payment, together with other dividend payments we made since December 31, 2008, is less than 25% of the excess of our cumulative consolidated net income from January 1, 2014 to the most recently ended fiscal quarter for which financial statements are available at the time of such dividend payment. In addition, so long as any share of our Series A preferred stock remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accrued and unpaid dividends have been paid on such series of preferred stock.

Any indentures and other financing agreements that we enter into in the future may limit our ability to pay cash dividends on our capital stock, including our common stock. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay dividends in cash on our common stock, we may be unable to pay dividends in cash on our common stock unless we can refinance the amounts outstanding under those agreements.

In addition, under Delaware law, our Board of Directors may declare dividends on our capital stock only to the extent of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to pay cash dividends on our common stock, we may not have sufficient cash to pay dividends in cash on our common stock.

Any plans to commence payment of dividends on our common stock in the future would be subject to the FRB’s review and absence of objection. See “Business—Certain Regulatory Matters—Bank Holding Company Status”. There is no assurance that, upon the FRB’s review of our future capital plans, we would be permitted to make any planned payments of dividends on our common stock.

Anti-takeover provisions contained in our organizational documents and Delaware law could delay or prevent a takeover attempt or change in control of our company, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. Our organizational documents include provisions:

•	Limiting the liability of our directors, and providing indemnification to our directors and officers; and

•	Limiting the ability of our stockholders to call and bring business before special meetings.

These provisions, alone or together, could delay hostile takeovers and changes in control of the company or changes in management.

In addition, after the completion of this offering, we will be subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which generally prohibits a corporation from engaging in various business combination transactions with any “interested stockholder” (generally defined as a stockholder who owns 15% or more of a corporation’s voting stock) for a period of three years following the time that such stockholder became an interested stockholder, except under certain circumstances including receipt of prior board approval.

Any provision of our Certificate of Incorporation or our Bylaws or Delaware law that has the effect of delaying or deterring a hostile takeover or change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

See “Description of Capital Stock” for a further discussion of these provisions.

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile.

You should consider an investment in our common stock to be risky and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The price of our common stock after the closing of this offering may fluctuate widely, depending upon many factors, including, but not limited to:

•	the perceived prospects for the auto finance and mortgage industries in general or for our company;

•	differences between our actual financial and operating results and those expected by investors;

•	changes in the share price of public companies with which we compete;

•	news about our new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in our capital structure, such as future issuances of securities, repurchases of our common stock or our incurrence of debt;

•	changes in general economic or market conditions;

•	broad market fluctuations;

•	regulatory actions or changes in applicable laws, rules or regulations;

•	unfavorable or lack of published research by securities or industry analysts; and

•	departure of key personnel.

In addition, the market price of our common stock is likely to be influenced by the purchase contracts that are components of the Units. For example, the market price of our common stock could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock, including shares of common stock received upon settlement of the purchase contracts that are components of the Units, possible sales of our common stock by investors who view the Units as a more attractive means of equity participation in us than owning shares of our common stock, and hedging or arbitrage trading activity that may develop involving the Units and our common stock.

Our common stock may trade at prices significantly below the initial public offering price in the concurrent offering. In addition, when the market price of a company’s common equity drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Treasury, which is the selling securityholder, is a federal agency and your ability to bring a claim against Treasury under the federal securities laws may be limited.

The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the “FTCA”), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws. In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. The underwriters are not claiming to be agents of Treasury in this offering. Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with this offering by Treasury would likely be barred.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred dividend requirements for the periods presented:

	Three months ended March 31, 2013 (a)	Year ended December 31,
		2012 (a)	2011 (a)	2010 (a)	2009 (a)	2008
		($ in millions)
Ratio of earnings to combined fixed charges and preferred dividend requirements (b)(c)	0.76	0.94	0.83	0.69	0.24	2.04

(a)	During 2013, 2012, 2011, 2010 and 2009, we committed to dispose certain operations of our Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Consolidated Financial Statements. Refer to Note 2 to our Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges and preferred dividend requirements exclude discontinued operations.

(b)	Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010, as described in Note 20 to our Consolidated Financial Statements.

(c)	The ratio indicates a less than one-to-one coverage for the three months ended March 31, 2013 and years ended December 31, 2012, 2011, 2010, and 2009. Earnings for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011, 2010, and 2009 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $266 million, for the three months ended March 31, 2013, and $292 million, $946 million, $2,104 million, and $4,575 million for the years ended December 31, 2012, 2011, 2010, and 2009, respectively.

DESCRIPTION OF THE UNITS

Treasury is offering              Units (or              Units if the underwriters exercise their over-allotment option in full), each with a stated amount of $            . Each Unit is composed of a prepaid stock purchase contract (a “purchase contract”) and a junior subordinated amortizing note (an “amortizing note”). The following summary of the terms of the Units, the summary of the terms of the purchase contracts set forth under the caption “Description of the Purchase Contracts” and the summary of the terms of the amortizing notes set forth under the caption “Description of the Amortizing Notes” in this prospectus contain a description of all of the material terms of the Units and their components but are not complete. We refer you to:

•

the form of purchase contract agreement to be entered into between Ally and The Bank of New York Mellon, as purchase contract agent (the “purchase contract agreement”), to be dated the date of first issuance of the Units, under which the purchase contracts and Units will be issued; and

•

the amended and restated junior subordinated debt indenture, dated as of March 1, 2011 (the “base indenture”), and a related supplemental indenture for such amortizing notes to be dated the date of first issuance of the amortizing notes (the “supplemental indenture” and, together with the base indenture, the “indenture”), between Ally, as issuer, and The Bank of New York Mellon, as trustee, under which the amortizing notes will be issued.

The base indenture and the form of purchase contract agreement have been filed, and the supplemental indenture will be filed, as exhibits to the registration statement of which this prospectus forms a part. Whenever particular sections or defined terms are referred to, such sections or defined terms are incorporated herein by reference.

As used in this section, each of the terms “we,” “us,” “our,” and “Ally” means Ally Financial Inc. and does not include any subsidiary of Ally Financial Inc.

Components of the Units

Each Unit offered is composed of:

•

a prepaid stock purchase contract pursuant to which we will deliver to the holder, not later than                     , 2016 (subject to postponement in certain limited circumstances, the “mandatory settlement date”), a number of shares of our common stock per purchase contract equal to the settlement rate described below under “Description of the Purchase Contracts—Delivery of Common Stock,” subject to adjustment; and

•

a junior subordinated amortizing note with an initial principal amount of $             that pays equal quarterly installments of $             per amortizing note (except for the                     , 2013 installment payment, which will be $             per amortizing note), which in the aggregate will be equivalent to     % per year with respect to the $             stated amount per Unit.

Unless previously settled at your option as described in “Description of the Purchase Contracts—Early Settlement” or “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” or unless previously settled at our option as described in “Description of the Purchase Contracts—Early Settlement at Our Election,” we will deliver to you not more than              shares and not less than              shares of our common stock, par value $0.01 (the “common stock”) on the mandatory settlement date, based upon the “applicable settlement rate” (as defined below), which is subject to adjustment as described herein, and the “applicable market value” (as defined below) of our common stock, as described below under “Description of the Purchase Contracts—Delivery of Common Stock.”

Each amortizing note will have an initial principal amount of $            . On             ,             ,              and              of each year, commencing on                     , 2013, we will pay equal quarterly installments of $             on each amortizing note (except for the                     , 2013 installment payment, which will be $             per amortizing note). Each installment will be composed of a payment of interest (at a rate of     % per annum) and a partial repayment of principal on the amortizing note, allocated as set forth on the amortization schedule set forth under “Description of the Amortizing Notes—Amortization Schedule.” We will have the right to defer installment payments at any time and from time to time under the circumstances, and subject to the conditions, described under “Description of the Amortizing Notes—Option to Extend Installment Payment Period” so long as such deferral period does not extend beyond                     , 2019.

The stated amount of each Unit must be allocated between the amortizing note and the purchase contract based upon their relative fair market values for U.S. federal income tax purposes. We have determined that the fair market value of each amortizing note is $             and the fair market value of each purchase contract is $            . Each holder agrees to this allocation and this position will be binding on each holder (but not on the IRS).

Separating and Recreating Units

Subject to the conditions and under the circumstances described below, a holder of a Unit will have the right to separate a Unit into its component parts, and a holder of a separate purchase contract and a separate amortizing note will have the right to combine the two components to recreate a Unit.

Separating Units

At initial issuance, the purchase contracts and amortizing notes may be purchased and transferred only as Units and will trade under the CUSIP number for the Units.

On any business day during the period beginning on, and including, the business day immediately following the date of initial issuance of the Units to, but excluding, the third scheduled trading day immediately preceding                     , 2016 or any “early mandatory settlement date” (as defined below), you will have the right to separate your Unit into its constituent purchase contract and amortizing note (which we refer to as a “separate purchase contract” and a “separate amortizing note,” respectively, and which will thereafter trade under their respective CUSIP numbers), in which case that Unit will cease to exist.

“Business day” means any day other than a Saturday, Sunday or any day on which banking institutions in New York, New York are authorized or obligated by applicable law or executive order to close or be closed.

Your Unit, purchase contract and amortizing note will be represented by global securities registered in the name of a nominee of The Depository Trust Company (“DTC”). You will not be entitled to receive a definitive physical certificate for your Units, purchase contracts or amortizing notes, except under the limited circumstances described under “Book-Entry Procedures and Settlement.” Beneficial interests in a Unit and, after separation, the separate purchase contract and separate amortizing note will be shown on and transfers will be effected through direct or indirect participants in DTC. In order to separate your Unit into its component parts, you must deliver written instructions to the broker or other direct or indirect participant through which you hold an interest in your Unit (your “participant”) to notify DTC through DTC’s Deposit/ Withdrawal at Custodian (“DWAC”) System of your election to separate the Unit.

Separate purchase contracts and separate amortizing notes will be transferable independently from each other.

Recreating Units

If you beneficially own a separate purchase contract and a separate amortizing note, you may combine the two components to recreate a Unit by delivering written instructions to your participant to notify DTC through its

DWAC System of your desire to recreate the Unit on any business day during the period beginning on, and including, the business day immediately following the date of initial issuance of the Units to, but excluding, the third scheduled trading day immediately preceding                     , 2016 or any early mandatory settlement date.

Listing of Securities

We have applied to list the Units and our common stock being offered concurrently with this offering on the New York Stock Exchange, subject to satisfaction of its minimum listing standards with respect to the Units and our common stock. However, we can give no assurance that the Units will be so listed. If the Units are approved for listing, we expect that the Units will begin trading on the New York Stock Exchange within 30 calendar days after the Units are first issued. In addition, the underwriters have advised us that they intend to make a market in the Units. Listing on the New York Stock Exchange does not guarantee that a trading market will develop, and the underwriters may discontinue market making at any time in their sole discretion without notice. Accordingly, we cannot assure you that a liquid trading market will develop for the Units (or, if developed, that a liquid trading market will be maintained), that you will be able to sell Units or our common stock issued upon settlement of the purchase contracts at a particular time or that the prices you receive when you sell will be favorable.

We do not intend to apply to list the separate purchase contracts or the separate amortizing notes on any securities exchange or automated inter-dealer quotation system.

If our common stock is approved for listing on the New York Stock Exchange, we will also apply to have the shares of our common stock deliverable upon settlement of the purchase contracts approved for listing on such exchange.

Title

We and the purchase contract agent will treat the registered owner of any Unit or separate purchase contract or separate amortizing note as the absolute owner of the Unit or separate purchase contract or separate amortizing note for all purposes.

Replacement of Unit Certificates

In the event that physical certificates evidencing the Units have been issued, any mutilated Unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. Unit certificates that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of their destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen Unit certificate, an indemnity satisfactory to us and the purchase contract agent may be required at the expense of the registered holder of the Units before a replacement will be issued.

Notwithstanding the foregoing, we will not be obligated to replace any Unit certificates on or after the business day immediately preceding the earliest of                     , 2016, any early settlement date, any early mandatory settlement date and any fundamental change early settlement date with respect to such Unit. In those circumstances, the purchase contract agreement will provide that, in lieu of the delivery of a replacement Unit certificate, the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver or arrange for delivery of the shares of common stock issuable pursuant to the purchase contracts included in the Units evidenced by the certificate.

Miscellaneous

The purchase contract agreement will provide that we will pay all fees and expenses related to the enforcement by the purchase contract agent of the rights of the holders of the Units or the separate purchase contracts.

Should you elect to separate or recreate Units, you will be responsible for any fees or expenses payable in connection with that separation or recreation, and we will have no liability therefor.

DESCRIPTION OF THE PURCHASE CONTRACTS

Each purchase contract, which initially forms a part of a Unit and which, at the holder’s option after the date of initial issuance of the Units, can be separated and transferred separately from the amortizing note also forming a part of a Unit, will be issued pursuant to the terms and provisions of the purchase contract agreement.

The following summary of the terms of the purchase contracts contains a description of all of the material terms of the purchase contracts but is not complete and is subject to, and is qualified in its entirety reference to, all of the provisions of the purchase contract agreement, including the definitions in the purchase contract agreement of certain terms. We refer you to the form of purchase contract agreement to be filed as an exhibit to the registration statement of which this prospectus forms a part.

As used in this section, each of the terms “we,” “us,” “our” and “Ally” means Ally Financial Inc. and does not include any subsidiary of Ally Financial Inc.

Delivery of Common Stock

Unless previously settled early at your or our option, for each purchase contract we will deliver to you on             , 2016 (subject to postponement in certain limited circumstances described below, the “mandatory settlement date”) a number of shares of our common stock. The settlement of the purchase contracts on the mandatory settlement date is not deferrable. The number of shares of our common stock issuable upon settlement of each purchase contract on the mandatory settlement date (the “settlement rate”) will be determined as follows:

•

if the applicable market value of our common stock is equal to or greater than the threshold appreciation price, then you will receive              shares of our common stock for each purchase contract (the “minimum settlement rate”);

•

if the applicable market value of our common stock is greater than $             (the “reference price”) but less than the threshold appreciation price, then you will receive a number of shares of our common stock for each purchase contract equal to the Unit stated amount of $            , divided by the applicable market value; and

•

if the applicable market value of our common stock is less than or equal to the reference price of $            , then you will receive              shares of our common stock for each purchase contract (the “maximum settlement rate”).

The maximum settlement rate and the minimum settlement rate are each subject to adjustment as described under “—Adjustments to the Fixed Settlement Rates” below. Each of the minimum settlement rate and the maximum settlement rate is referred to as a “fixed settlement rate.”

Prior to this offering, there has been no public market for our purchase contracts. Consequently, the reference price will be the initial public offering price of our common stock in the concurrent common stock offering, which was determined by negotiations among us, Treasury and the representatives. Among the factors considered in determining the initial public offering price of our common stock in the concurrent offering were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the Units will sell in the public market will not be lower than their initial public offering price or that an active trading market in the Units will develop and continue after this offering.

The threshold appreciation price will be equal to $            , divided by the minimum settlement rate (rounded to the nearest $0.01). The threshold appreciation price, which is initially $            , represents an appreciation of approximately     % over the reference price.

For illustrative purposes only, the following table shows the number of shares of common stock issuable upon settlement of a purchase contract at the assumed applicable market values, based on a reference price of $             and a threshold appreciation price of $            . The table assumes that there will be no adjustments to the fixed settlement rates described as under “—Adjustments to the Fixed Settlement Rates” below and that neither we nor holders elect to settle early as described under “—Early Settlement,” “—Early Settlement Upon a Fundamental Change” or “—Early Settlement at Our Election” below. We cannot assure you that the actual applicable market value will be within the assumed range set forth below.

A holder of a Unit or a separate purchase contract, as applicable, will receive on the mandatory settlement date the following number of shares of common stock at the following assumed applicable market values:

Assumed Applicable Market Value	Number of Shares of Our Common Stock
$
$
$
$
$
$
$
$
$
$
$

As the above table illustrates, if, on the mandatory settlement date, the applicable market value is greater than or equal to the threshold appreciation price, we would be obligated to deliver              shares of our common stock for each purchase contract. As a result, you would receive only approximately     % of the appreciation in market value of the shares of our common stock that you would have received had you purchased $             worth of shares of our common stock at the public offering price in the concurrent common stock offering.

If, on the mandatory settlement date, the applicable market value is less than the threshold appreciation price but greater than the reference price of $            , we would be obligated to deliver a number of shares of our common stock on the mandatory settlement date equal to $            , divided by the applicable market value. As a result, we would retain all appreciation in the market value of our common stock underlying each purchase contract between the reference price and the threshold appreciation price.

If, on the mandatory settlement date, the applicable market value is less than or equal to the reference price of $            , we would be obligated to deliver upon settlement of the purchase contract              shares of our common stock for each purchase contract, regardless of the market price of our common stock. As a result, the holder would realize the entire loss on the decline in market value of the common stock underlying each purchase contract since the initial issuance date of the Units.

Because the applicable market value of the common stock is determined over the 20 “trading days” (as defined below) beginning on, and including, the 23rd scheduled trading day immediately preceding                     , 2016, the number of shares of common stock delivered for each purchase contract may be greater than or less than the number that would have been delivered based on the daily VWAP of our common stock on the last trading day in such 20 trading day period. In addition, you will bear the risk of fluctuations in the market price of the shares of our common stock deliverable upon settlement of the purchase contracts between the end of such 20 trading day period and the date such shares are delivered.

The term “applicable market value” means the average of the daily VWAPs of our common stock on each of the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding                     , 2016.

The “daily VWAP” of our common stock (or any other security for which a daily VWAP must be determined) means, on any trading day, the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg page      US <equity> AQR (or, if applicable, the relevant Bloomberg page for such other security) (or, in either case, its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading on such trading day until the scheduled close of trading on such trading day, or, if such volume-weighted average price is unavailable, the market price of one share of our common stock (or, if applicable, such other security) on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose.

A “trading day” is a day on which shares of our common stock (or, in the case of any other security for which a daily VWAP must be determined, shares of such other security):

•	are not suspended from trading on any U.S. national or regional securities exchange or association or over-the-counter market at the close of business; and

•

have traded at least once on the U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock (or, if applicable, such other security).

If our common stock (or, if applicable, such other security) is not listed or admitted for trading on any U.S. national or regional securities exchange or association or over-the-counter market, “trading day” means a business day.

A “scheduled trading day” is a day that is scheduled to be a trading day on the U.S. national or regional securities exchange or association or over-the-counter market on which our common stock (or, if applicable, such other security) is listed or admitted for trading. If our common stock (or, if applicable, such other security) is not so listed or admitted for trading, “scheduled trading day” means a business day.

On the mandatory settlement date, our common stock will be issued and delivered to you or your designee, upon (i) surrender of certificates representing the purchase contracts, if such purchase contracts are held in certificated form, and (ii) payment by you of any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than you. As long as the purchase contracts are evidenced by one or more global purchase contract certificates deposited with DTC, the procedures for settlement will be governed by standing arrangements between DTC and the purchase contract agent.

If one or more of the 20 scheduled trading days beginning on, and including, the 23rd scheduled trading day immediately preceding                     , 2016 is not a trading day, the mandatory settlement date will be postponed until the third scheduled trading day immediately following the last trading day of the 20 trading day period during which the applicable market value is determined.

Prior to the close of business on the last trading day of the 20 trading day period during which the applicable market value is determined, the shares of our common stock underlying each purchase contract will not be outstanding, and the holder of such purchase contract will not have any voting rights, rights to dividends or other distributions or other rights of a holder of our common stock by virtue of holding such purchase contract. The person in whose name any shares of our common stock to be issued upon settlement of the purchase contract on the mandatory settlement date will become the holder of record of such shares as of the close of business on the last trading day of the 20 trading day period during which the applicable market value is determined.

We will pay any documentary, stamp or similar issue or transfer taxes due on the issue of any shares of our common stock upon settlement of the purchase contracts, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Early Settlement

On any trading day prior to the close of business on the third scheduled trading day immediately preceding                     , 2016, you, as a holder of Units or a holder of a separate purchase contract, may elect to settle your purchase contracts early, in whole or in part, and receive shares of common stock at the “early settlement rate.” The early settlement rate is equal to the minimum settlement rate, subject to adjustment as described below under “—Adjustments to the Fixed Settlement Rates,” unless you elect to settle your purchase contracts early in connection with a fundamental change, in which case you will receive upon settlement of your purchase contracts a number of shares of our common stock based on the “fundamental change early settlement rate” as described under “—Early Settlement Upon a Fundamental Change.”

Your right to receive common stock upon early settlement of your purchase contract is subject to (i) delivery of a written and signed notice of election (an “early settlement notice”) to the purchase contract agent electing early settlement of your purchase contract, (ii) if such purchase contract or the Unit that includes such purchase contract is held in certificated form, surrendering the certificates representing the purchase contract and (iii) payment by you of any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than you. As long as the purchase contracts or the Units are evidenced by one or more global certificates deposited with DTC, the procedures for early settlement will be governed by standing arrangements between DTC and the purchase contract agent.

Upon surrender of the purchase contract or the related Unit and payment of any applicable transfer or similar taxes due because of any issuance of the underlying shares in a name of a person other than the holder, you will receive the applicable number of shares of common stock (and a cash payment for any fractional share) as promptly as practicable, but no later than the third business day, following the “early settlement date” (as defined below).

If you comply with the requirements for effecting early settlement of your purchase contracts earlier than the close of business on any business day, then that day will be considered the “early settlement date.” If you comply with such requirements at or after the close of business on any business day or at any time on a day that is not a business day, then the next business day will be considered the “early settlement date.” The person in whose name any shares of our common stock to be issued upon such early settlement of the purchase contract will become the holder of record of such shares as of the close of business on the relevant early settlement date.

Upon early settlement of the purchase contract component of a Unit, the corresponding amortizing note will remain outstanding and registered in the name of the holder who elected to settle the related purchase contract early.

Early Settlement Upon A Fundamental Change

If a “fundamental change” occurs and you elect to settle your purchase contracts early in connection with such fundamental change in accordance with the procedures described under “—Early Settlement” above, you will receive a number of shares of our common stock based on the “fundamental change early settlement rate,” as described below. An early settlement will be deemed for these purposes to be “in connection with” such fundamental change if you deliver your early settlement notice to the purchase contract agent, and otherwise satisfy the requirements for effecting early settlement of your purchase contracts, during the period beginning on, and including, the effective date of the fundamental change and ending at the close of business on the 30th business day thereafter (or, if earlier, the third scheduled trading day immediately preceding                     , 2016) (the “fundamental change early settlement period”). We refer to this right as the “fundamental change early settlement right.”

If you comply with the requirements for effecting early settlement upon a fundamental change earlier than the close of business on any business day during the fundamental change early settlement period, then that day will be considered the “fundamental change early settlement date.” If you comply with such requirements at or after the close of business on any business day during the fundamental change early settlement period or at any time on a day during the fundamental change early settlement period that is not a business day, then the next business day will be considered the “fundamental change early settlement date” if such business day is during the fundamental change early settlement period.

We will provide the purchase contract agent and the holders of Units and separate purchase contracts with a notice of a fundamental change within five business days after its occurrence, issue a press release announcing the effective date and post such press release on our website. The notice will also set forth, among other things, (i) the applicable fundamental change early settlement rate, (ii) if not our common stock, the kind and amount of cash, securities and other property receivable by the holder upon settlement and (iii) the deadline by which each holder’s fundamental change early settlement right must be exercised.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(a)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our subsidiaries, our and our subsidiaries’ employee benefit plans and “permitted holders” (as defined below), has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(b)	any permitted holder has, or any permitted holders have, become the direct or indirect beneficial owners of our common equity representing more than %, in the aggregate, of the voting power of our common equity; or

(c)	consummation of any consolidation or merger of us or similar transaction or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the property and assets of us to any person other than one of our subsidiaries, in each case pursuant to which our common stock will be converted into cash, securities or other property;

provided, however, that a fundamental change will not be deemed to have occurred if at least 90% of the consideration received by holders of our common stock in the transaction or transactions consists of shares of common stock or depositary receipts in respect of common stock that are traded on a U.S. national securities exchange or that will be so traded when issued or exchanged in connection with such transaction or transactions.

A “permitted holder” means the United States Department of the Treasury or any other agent or instrumentality of the United States.

The “fundamental change early settlement rate” will be determined by us by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” in the fundamental change, which will be:

•

in the case of a fundamental change described in clause (c) of the definition of “fundamental change” in which holders of shares of our common stock receive only cash in the fundamental change, the stock price will be the cash amount paid per share of our common stock; and

•

in all other cases, the stock price will be the average of the daily VWAPs of our common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the effective date.

The stock prices set forth in the first column of the table below will be adjusted as of any date on which any fixed settlement rate is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the maximum settlement rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the maximum settlement rate as so adjusted. The number of shares in the table below will be adjusted in the same manner as the fixed settlement rates as set forth under “—Adjustments to the Fixed Settlement Rates.”

The following table sets forth the fundamental change early settlement rate per purchase contract for each stock price and effective date set forth below:

Effective Date
Stock Price
$
$
$
$
$
$
$

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $             per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the minimum settlement rate; or

•

if the stock price is less than $             per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, the “minimum stock price”), the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of our common stock deliverable under a purchase contract is              , subject to adjustment in the same manner as the fixed settlement rates as set forth under “—Adjustments to the Fixed Settlement Rates.”

Upon early settlement of the purchase contract component of a Unit upon a fundamental change, the corresponding amortizing note will remain outstanding and registered in the name of the holder who elected to settle the related purchase contract early upon the fundamental change.

If you do not elect to exercise your fundamental change early settlement right, your purchase contracts will remain outstanding and will be subject to normal settlement on any subsequent early settlement date, any early mandatory settlement date, fundamental change early settlement date or the mandatory settlement date, including, if applicable, the provisions set forth under “—Adjustments to the Fixed Settlement Rates.”

Early Mandatory Settlement at Our Election

We have the right to settle the purchase contracts early, in whole but not in part, on a date fixed by us as described below at the “early mandatory settlement rate” described below. We refer to this right as our “early mandatory settlement right.”

The “early mandatory settlement rate” will be the maximum settlement rate on the notice date (as defined below), unless the daily VWAP of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on, and including, the trading day immediately preceding the “notice date” (as defined below) exceeds 130% of the threshold appreciation price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the fundamental change early settlement rate with the “effective date” for this purpose being deemed to be the early mandatory settlement date specified in the early mandatory settlement notice and the “stock price” for this purpose being deemed to be the average of the daily VWAPs of our common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the early mandatory settlement date.

If we elect to settle the purchase contracts early, you will have the right to require us to repurchase your amortizing notes, except in the circumstances, and subject to the conditions, described under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder.”

If we elect to exercise our early mandatory settlement right, we will provide the purchase contract agent and the holders of Units, separate purchase contracts and separate amortizing notes with a notice of our election (the “early mandatory settlement notice”), issue a press release announcing our election and post such press release on our website. The early mandatory settlement notice will specify, among other things:

•	the early mandatory settlement rate;

•

the date on which we will deliver shares of our common stock following exercise of our early mandatory settlement right (the “early mandatory settlement date”), which will be at least 10 but not more than 30 business days following the date of our notice (the “notice date”);

•

that holders of Units and separate amortizing notes will have the right to require us to repurchase their amortizing notes that are a component of the Units or their separate amortizing notes, as the case may be (subject to certain exceptions described under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder”);

•	if applicable, the “repurchase price” and “repurchase date” (each as defined below under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder”);

•	if applicable, the last date on which holders may exercise their repurchase right; and

•	if applicable, the procedures that holders must follow to require us to repurchase their amortizing notes.

We will deliver the shares of our common stock and any cash payable for fractional shares to you on the early mandatory settlement date. The person in whose name any shares of our common stock to be issued following exercise of our early mandatory settlement right will become the holder of record of such shares as of the close of business on the notice date.

Adjustments to the Fixed Settlement Rates

Each fixed settlement rate will be adjusted as described below, except that no adjustment to the fixed settlement rates will be made if holders of Units or any separate purchase contracts may participate in the transaction (at a level based on the maximum settlement rate) that would otherwise give rise to such adjustment at the same time and on the same terms as holders of our common stock without having to settle such holders’ purchase contracts.

(1)	If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, each fixed settlement rate will be adjusted based on the following formula:

SR1 = SR0 x	OS1
OS0

where,

SR0 =

the fixed settlement rate in effect immediately prior to the close of business on the record date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable;

SR1 =	the fixed settlement rate in effect immediately after the close of business on such record date or immediately after the open of business on such effective date;

OS0 =	the number of shares of our common stock outstanding immediately prior to the close of business on such record date or immediately prior to the open of business on such effective date; and

OS1 =	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the close of business on the record date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, each fixed settlement rate shall be immediately readjusted, effective as of the date our board of directors or a committee thereof determines not to pay such dividend or distribution, to the fixed settlement rates that would then be in effect if such dividend or distribution had not been declared.

(2)	If we issue to all or substantially all holders of our common stock any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of our common stock at a price per share that is less than the average of the daily VWAPs of our common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, each fixed settlement rate will be increased based on the following formula:

SR1 = SR0 x	OS0 + X
OS0 + Y

where,

SR0 =	the fixed settlement rate in effect immediately prior to the close of business on the record date for such issuance;

SR1 =	the fixed settlement rate in effect immediately after the close of business on such record date;

OS0 =	the number of shares of our common stock outstanding immediately prior to the close of business on such record date;

X =	the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y =	the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the daily VWAPs of our common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the record date for such issuance. To the extent that shares of common stock are not delivered after the expiration of such rights, options or warrants, each fixed settlement rate shall be decreased to the fixed settlement rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered. If such rights, options or warrants are not so issued, each fixed settlement rate shall be decreased to the fixed settlement rate that would then be in effect if the record date for such issuance had not occurred.

For the purpose of this clause (2), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of our common stock at a price per share that is less than such average of the daily VWAPs for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such shares of common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise thereof, the value of such consideration, if other than cash, to be determined by our board of directors or a committee thereof.

(3)	If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding:

•	dividends, distributions or issuances as to which an adjustment was effected pursuant to clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to clause (4) below; and

•	spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then each fixed settlement rate will be increased based on the following formula:

SR1 = SR0 x	SP0
SP0 - FMV

where,

SR~~0~~ =	the fixed settlement rate in effect immediately prior to the close of business on the record date for such distribution;

SR1 =	the fixed settlement rate in effect immediately after the close of business on such record date;

SP0 =

the average of the daily VWAPs of our common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV =	the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the close of business on the record date for such distribution. If such distribution is not so paid or made, each fixed settlement rate shall be decreased to be the fixed settlement rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder shall receive, in respect of each Unit or separate purchase contract, at the same time and upon the same terms as holders of our common stock receive the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of our common stock, the amount of shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of our common stock such holder would have received if such holder owned a number of shares of our common stock equal to the maximum settlement rate in effect on the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange, which we refer to as a “spin-off,” each fixed settlement rate will be increased based on the following formula:

SR1 = SR0 x	FMV0 + MP0
MP0

where,

SR~~0~~ =	the fixed settlement rate in effect immediately prior to the end of the valuation period (as defined below);

SR1 =	the fixed settlement rate in effect immediately after the end of the valuation period;

FMV0 =

the average of the daily VWAPs of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading days commencing on, and including, the third trading day after the date on which “ex-distribution trading” commences for such dividend or distribution on the New York Stock Exchange or such other U.S. national securities exchange on which such capital stock or similar equity interest is then listed or quoted (the “valuation period”); and

MP0 =	the average of the daily VWAPs of our common stock over the valuation period.

The adjustment to the fixed settlement rates under the preceding paragraph will occur on the last trading day of the valuation period; provided that if any date for determining the number of shares of our common stock issuable to a holder occurs during the valuation period, references in the preceding paragraph with respect to 10 trading days shall be deemed to be replaced with such lesser number of trading days as have elapsed between the ex-dividend date of such spin-off and such determination date for purposes of determining the fixed settlement rates.

(4)	If a dividend or distribution consisting exclusively of cash is made to all or substantially all holders of our common stock, each fixed settlement rate will be adjusted based on the following formula:

SR1 = SR0 x	SP0
SP0 - C

where,

SR0 =	the fixed settlement rate in effect immediately prior to the close of business on the record date for such dividend or distribution;

SR1 =	the fixed settlement rate in effect immediately after the close of business on the record date for such dividend or distribution;

SP0 =	the daily VWAP of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C =	the amount in cash per share we distribute to all or substantially all holders of our common stock.

Any increase made under this clause (4) shall become effective immediately after the close of business on the record date for such dividend or distribution. If such dividend or distribution is not so paid, each fixed settlement rate shall be decreased, effective as of the date our board of directors or a committee thereof determines not to make or pay such dividend or distribution, to the fixed settlement rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder shall receive, in respect of each Unit or separate purchase contract, at the same time and upon the same terms as holders of our common stock receive such dividend or distribution, the amount of such dividend or distribution such holder would have received if such holder owned a number of shares of our common stock equal to the maximum settlement rate in effect on the ex-dividend date for such dividend or distribution.

(5)	If we make or any of our subsidiaries makes a payment in respect of a tender or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the daily VWAP per share of our common stock on the trading day next succeeding the date (the “expiration date”) such tender or exchange offer expires, each fixed settlement rate will be increased based on the following formula:

SR1 = SR0 x	AC + (SP1 x OS1)
OS0 x SP1

where,

SR0 =	the fixed settlement rate in effect immediately prior to the close of business on the expiration date;

SR1 =	the fixed settlement rate in effect immediately after the close of business on the expiration date;

AC =	the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 =

the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 =

the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 =	the average of the daily VWAPs of our common stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the expiration date.

The adjustment to each fixed settlement rate under the immediately preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the expiration date; provided that if any date for determining the number of shares of our common stock issuable to a holder occurs during the 10 trading days immediately following, and including, the trading day next succeeding the expiration date, references in the preceding paragraph with respect to 10 trading days shall be deemed to be replaced with such lesser number of trading days as have elapsed between the trading day next succeeding the expiration date and such determination date for purposes of determining the fixed settlement rates.

As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from us or, if applicable, from the seller of our common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

As used in this section, “record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of our common stock have the right to receive any cash, securities or other property or in which common stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our common stock entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors or a duly authorized committee thereof, statute, contract or otherwise).

We are permitted to increase the fixed settlement rates by any amount for a period of at least 20 business days if our board of directors or a committee thereof determines that such increase would be in our best interest. We may also (but are not required to) increase each fixed settlement rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event. In either case, we may make such an adjustment only so long as we make the same proportionate adjustment to each fixed settlement rate.

To the extent that we have a rights plan in effect upon settlement of a purchase contract, you will receive, in addition to the shares of our common stock, the rights under the rights plan, unless prior to settlement of such purchase contract, the rights have separated from the common stock, in which case, and only in such case, each fixed settlement rate will be adjusted at the time of separation as if we distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of a taxable distribution of cash or property to stockholders of Ally or any other event that results in an increase in each fixed settlement rate, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, if you are a Non-U.S. Holder (as defined below under “Certain U.S. Federal Income Tax Considerations”) this distribution may be subject to U.S. federal withholding tax.

Adjustments to each fixed settlement rate will be calculated to the nearest 1/10,000th of a share (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). No adjustment in the fixed settlement rates will be required unless the adjustment would require an increase or decrease of at least one percent. If any adjustment is not required to be made because it would not change the fixed settlement rates by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided that, on any date for determining the number of shares of our common stock issuable to a holder, adjustments to the fixed settlement rates will be made with respect to any such adjustment carried forward and which has not been taken into account before such determination date.

The fixed settlement rates will only be adjusted as set forth above and will not be adjusted:

•

upon the issuance of any common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in common stock under any plan;

•

upon the issuance of any common stock or rights, options or warrants to purchase our common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Units were first issued; or

•	solely for a change in the par value or no par value of our common stock.

Whenever the fixed settlement rates are adjusted, we will deliver to the purchase contract agent a certificate setting forth in reasonable detail the method by which the adjustment to each fixed settlement rate was determined and setting forth each revised fixed settlement rate. In addition, we will, within five business days of any event requiring such adjustment, provide or cause to be provided written notice of the adjustment to the holders of the Units and separate purchase contracts and describe in reasonable detail the method by which each fixed settlement rate was adjusted.

Each adjustment to each fixed settlement rate will result in a corresponding adjustment to the early settlement rate and the early mandatory settlement rate. If an adjustment is made to the fixed settlement rates, an inversely proportional adjustment will also be made to the reference price solely for the purposes of determining which clauses of the definition of settlement rate will apply on the mandatory settlement date. For the avoidance of doubt, no separate inversely proportional adjustment will be made to the threshold appreciation price because it is equal to $            , divided by the minimum settlement rate (rounded to the nearest $0.01) as adjusted in the manner described herein. Because (a) the applicable market value is an average of the daily VWAPs of our common stock over a 20 consecutive trading day period and (b) the fundamental change early settlement rate is generally calculated based on an average of the daily VWAPs over a 10 trading day period, we will make appropriate adjustments to the daily VWAPs prior to the relevant issuance date, record date, ex-dividend date, effective date or expiration date, as the case may be, used to calculate the applicable market value to account for any adjustments to the fixed settlement rates that become effective during the period in which the applicable market value or the stock price, as the case may be, is being calculated.

Our board of directors or a committee thereof will have the power to resolve any ambiguity or, subject to applicable law, correct any error in this section, and its action in so doing will be final and conclusive.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the event of:

•

any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the continuing or surviving corporation and in which the shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person);

•	any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets;

•	any reclassification of our common stock into securities including securities other than our common stock; or

•	any statutory exchange of our securities with another person (other than in connection with a merger or acquisition);

in each case, as a result of which our common stock would be converted into, or exchanged for, securities, cash or property (each, a “reorganization event”), each purchase contract outstanding immediately prior to such reorganization event will, without the consent of the holders of the purchase contracts, become a contract to purchase the kind of securities, cash and other property that such holder would have been entitled to receive if such holder had settled its purchase contracts immediately prior to such reorganization event (such securities, cash and other property, the “exchange property,” with each “unit of exchange property” meaning the kind and amount of exchange property that a holder of one share of common stock would have been entitled to receive). For purposes of the foregoing, the type and amount of exchange property in the case of any reorganization event that causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election (or of all holders of our common stock if none makes an election). We will notify holders of the Units and separate purchase contracts of the weighted average as soon as practicable after such determination is made. The number of units of exchange property for each purchase contract settled following the effective date of such reorganization event will be determined by the fixed settlement rates then in effect on the applicable settlement date (without interest thereon and without any right to dividends or distributions thereon that have a record date prior to the date such purchase contracts are actually settled). For the purpose of determining which bullet of the definition of settlement rate will apply upon mandatory settlement, and for the purpose of calculating the settlement rate if the second bullet is applicable, the value of a unit of exchange property will be determined in good faith by our board of directors or a committee thereof, except that if a unit of exchange property includes common stock or ADRs that are traded on a U.S. national securities exchange, the value of such common stock or ADRs will be the average during the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the mandatory settlement date of the volume weighted average prices for such common stock or ADRs, as displayed on the applicable Bloomberg screen (as determined in good faith by our board of directors or a committee thereof); or, if such price is not available, the average market value per share of such common stock or ADRs over such period as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose. We (or any successor to us) will, as soon as reasonably practicable (but in any event within 20 calendar days) after the occurrence of any reorganization event, provide written notice to the holders of Units and separate purchase contracts of such occurrence and of the kind and amount of cash, securities or other property that constitute the exchange property. Failure to deliver such notice will not affect the operation of the provisions described in this section.

Fractional Shares

No fractional shares of our common stock will be issued or delivered to holders upon settlement of the purchase contracts. In lieu of fractional shares otherwise issuable, holders will be entitled to receive an amount in cash equal to the fraction of a share of our common stock, calculated on an aggregate basis in respect of the purchase contracts being settled, multiplied by the daily VWAP of our common stock on the trading day immediately preceding the mandatory settlement date, early settlement date, fundamental change early settlement date or early mandatory settlement date, as the case may be.

Consequences of Bankruptcy

Pursuant to the terms of the purchase contract agreement, the mandatory settlement date for each purchase contract, whether held separately or as part of a Unit, will automatically accelerate upon the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to Ally. Pursuant to the terms of the purchase contract agreement, upon acceleration, holders will be entitled under the terms of the purchase contracts to receive a number of shares of our common stock per purchase contract equal to the maximum settlement rate in effect immediately prior to such acceleration (regardless of the applicable market value of our common stock at that time). However, a bankruptcy court may prevent us from delivering our common stock in settlement of the accelerated purchase contracts. In such event, a holder would have a damage claim against us for the value of the common stock that we would have otherwise been required to deliver upon settlement of the purchase contracts. We expect that this claim for damages will rank equally with the claims by holders of our common stock in the bankruptcy proceeding, in which case you will be able to recover damages only to the extent holders of our common stock receive any recovery.

Modification

The purchase contract agreement will contain provisions permitting us and the purchase contract agent to modify the purchase contract agreement without the consent of the holders of purchase contracts (whether held separately or as a component of Units) for any of the following purposes:

•

to evidence the succession of another person to Ally, and the assumption by any such successor of the covenants and obligations of Ally in the purchase contract agreement and the Units and separate purchase contracts, if any;

•	to add to the covenants for the benefit of holders of purchase contracts or to surrender any of our rights or powers under the agreement;

•	to evidence and provide for the acceptance of appointment of a successor purchase contract agent;

•	to make provision with respect to the rights of holders of purchase contracts pursuant to adjustments in the settlement rate due to consolidations, mergers or other reorganization events;

•

to conform the provisions of the purchase contract agreement to the “Description of the Purchase Contracts” and “Description of the Units” sections in this prospectus, as supplemented by the related pricing term sheet;

•	to cure any ambiguity or manifest error, to correct or supplement any provisions that may be inconsistent, so long as such action does not materially adversely affect the interest of the holders; or

•	to make any other provisions with respect to such matters or questions, so long as such action does not materially adversely affect the interest of the holders.

The purchase contract agreement will contain provisions permitting us and the purchase contract agent, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding, to modify the terms of the purchase contracts or the purchase contract agreement. However, no such modification may, without the consent of the holder of each outstanding purchase contract affected by the modification,

•	reduce the number of shares of common stock deliverable upon settlement of the purchase contract (except to the extent expressly provided in the anti-dilution adjustments);

•	change the mandatory settlement date, your right to settle purchase contracts early or the fundamental change early settlement right;

•

reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts or the purchase contract agreement; or

•	impair the right to institute suit for the enforcement of the purchase contracts.

In executing any modification, the purchase contract agent shall be entitled to receive an opinion of counsel stating that such modification is authorized or permitted under the terms of the purchase contract agreement.

Limitations on Mergers, Consolidations and Sales of Assets

The purchase contract agreement provides that we will not consolidate with or merge into another corporation or convey, transfer or lease our assets substantially as an entirety to any person unless:

•

Ally or the successor entity, as the case may be, is not, immediately after such consolidation, merger, conveyance, transfer or lease, in default of its obligations under the purchase contracts or the purchase contract agreement; and

•

the successor is a corporation organized in the United States and expressly assumes the due and punctual performance of all of our obligations under the purchase contracts and the purchase contract agreement.

Upon any such consolidation, merger, conveyance or transfer, the successor corporation shall succeed to and be substituted for Ally under the purchase contract agreement. Thereafter, except in the case of a lease, we shall be relieved of all obligations and covenants under the purchase contract agreement and the purchase contracts.

Reservation of Common Stock

We will at all times reserve and keep available out of our authorized and unissued common stock, solely for issuance upon settlement of the purchase contracts, that number of shares of common stock as shall from time to time be issuable upon the settlement of all purchase contracts then outstanding, assuming settlement at the maximum settlement rate.

Governing Law

The purchase contract agreement, the purchase contracts and any claim, controversy or dispute arising under or related to the purchase contract agreement or the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Purchase Contract Agent

The Bank of New York Mellon will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of Units and separate purchase contracts from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the purchase contracts or the purchase contract agreement.

The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor.

Calculations in Respect of Purchase Contracts

We will be responsible for making all calculations called for under the Units and any separate purchase contracts. The purchase contract agent will have no obligation to make any such calculations. All such calculations made by us will be made in good faith and, absent manifest error, will be final and binding on the purchase contract agent and the holders of the Units and any separate purchase contracts. We will provide a schedule of such calculations to the purchase contract agent and the purchase contract agent will be entitled to conclusively rely upon the accuracy of such calculations without independent verification.

DESCRIPTION OF THE AMORTIZING NOTES

We will issue the amortizing notes under the amended and restated junior subordinated debt indenture (the “indenture”), dated as of March 1, 2011 (the “base indenture”), and a related supplemental indenture for such amortizing notes to be dated the date of first issuance of the amortizing notes (the “supplemental indenture” and, together with the base indenture, the “indenture”), between us, as issuer, and The Bank of New York Mellon, as trustee.

The following summary of the terms of the amortizing notes contains a description of all of the material terms of the amortizing notes but is not complete and is subject to, and is qualified in its entirety reference to, all of the provisions of the indenture, including the definitions in the indenture of certain terms. We refer you to the base indenture, which has been filed, and the supplemental indenture, which will be filed, as an exhibit to the registration statement of which this prospectus forms a part.

As used in this section, each of the terms “we,” “us,” “our” and “Ally” means Ally Financial Inc. and does not include any subsidiary of Ally Financial Inc.

General

The amortizing notes will be issued as a separate series of junior subordinated debt securities under the indenture in an initial aggregate principal amount of $             (or $             initial aggregate principal amount if the underwriters exercise their over-allotment option in full). The final scheduled installment payment date will be                     , 2016. We may not redeem the amortizing notes.

Amortizing notes may only be issued in certificated form in exchange for a global security under the circumstances described below under “Book-Entry Procedures and Settlement.” In the event that amortizing notes are issued in certificated form, such amortizing notes may be transferred or exchanged at the offices described below. Payments on amortizing notes issued as a global security will be made to DTC, to a successor depositary or, in the event that no depositary is used, to a paying agent for the amortizing notes. In the event amortizing notes are issued in certificated form, installments will be payable, the transfer of the amortizing notes will be registrable and amortizing notes will be exchangeable for amortizing notes of other denominations of a like aggregate principal amount at the corporate trust office of the trustee in New York, NY. Installment payments on certificated amortizing notes may be made at our option by check mailed to the address of the persons entitled thereto. See “Book-Entry Procedures and Settlement.”

There are no covenants or provisions in the indenture that would afford the holders of the amortizing notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect such holders.

Subordination

The indenture provides that the amortizing notes are subordinated and junior, both in liquidation and in priority of payment, to the extent specified in the indenture, to all Senior Indebtedness (as defined below) of Ally. This means that Ally may not acquire any amortizing notes and may not pay any installment payments on the amortizing notes:

•	in the event and during the continuation of a default by Ally in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness of Ally; or

•	if the maturity of any Senior Indebtedness of Ally has been accelerated because of a default.

Upon any payment by Ally or distribution of assets of Ally to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due or to become due on all Senior Indebtedness of

Ally must be paid in full before the holders of amortizing notes are entitled to receive or retain any payment. Upon satisfaction of all claims related to all Senior Indebtedness of Ally then outstanding, the rights of the holders of the amortizing notes will be subrogated to the rights of the holders of Senior Indebtedness of Ally to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the amortizing notes are paid in full.

The term “Senior Indebtedness” means, with respect to Ally, the principal, premium, if any, and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Ally, whether or not such claim for post-petition interest is allowed in such proceeding) on and of all indebtedness and obligations in respect of:

(i) (a) indebtedness for money borrowed and (b) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by Ally including all indebtedness (whether now or hereafter outstanding) issued under the subordinated debt indenture, dated as of December 31, 2008, between Ally and The Bank of New York Mellon, as trustee, as the same may be amended, modified or supplemented from time to time;

(ii) all capital lease obligations of Ally;

(iii) all obligations of Ally issued or assumed as the deferred purchase price of property, all conditional sale obligations of Ally and all obligations of Ally under any conditional sale or title retention agreement;

(iv) all obligations, contingent or otherwise, of Ally in respect of any letters of credit, banker’s acceptance, security purchase facilities and similar credit transactions;

(v) all obligations of Ally in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or options contracts and other similar agreements;

(vi) all obligations of the type referred to in clauses (i) through (v) above of other persons for the payment of which Ally is responsible or liable as obligor, guarantor or otherwise; and

(vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons secured by any lien on any property or asset of Ally, whether or not such obligation is assumed by Ally;

except that Senior Indebtedness does not include:

(i) any indebtedness issued under the indenture;

(ii) any guarantee entered into by Ally in respect of any preferred securities, capital securities or preference stock of the GMAC Capital Trust I, a Delaware statutory trust, or any similar trust created for the purpose of issuing trust preferred securities in connection with the issuance of additional securities under the indenture;

(iii) any accounts payable or other liabilities to trade creditors (including guarantees thereof or instruments evidencing such liabilities); or

(iv) any indebtedness or any guarantee that is by its terms subordinated to, or ranks equally with, the amortizing notes and the issuance of which, in the case of this clause (iv) only, (x) has received the concurrence or approval of the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of Chicago (the “Federal Reserve”) or its staff or (y) does not at the time of issuance prevent the amortizing notes from qualifying for tier 1 capital treatment (irrespective of any limits on the amount of Ally’s tier 1 capital) under applicable capital adequacy guidelines, regulations, policies, published interpretations, or any applicable concurrence or approval of the Federal Reserve or its staff.

The amortizing notes rank senior to all of Ally’s equity securities, including preferred stock.

The indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by Ally.

Notwithstanding the above and anything to the contrary in this prospectus, holders of Senior Indebtedness do not have any rights under the indenture to enforce any of the covenants in the indenture.

Installment Payments

Each amortizing note will have an initial principal amount of $            . On             ,             ,              and              of each year, commencing on                     , 2013 (each, an “installment payment date”), we will pay, in cash, equal quarterly installments of $             on each amortizing note (except for the                     , 2013 installment payment, which will be $             per amortizing note). Each installment payment will constitute a payment of interest (at a rate of     % per annum) and a partial repayment of principal on the amortizing note, allocated as set forth on the amortization schedule set forth under “—Amortization Schedule.” We will have the right to defer installment payments at any time and from time to time under the circumstances, and subject to the conditions, described under “—Option to Extend Installment Payment Period” so long as such deferral period does not extend beyond                     , 2019. Installments will be paid to the person in whose name an amortizing note is registered, with limited exceptions, as of the close of business on the business day immediately preceding the related installment payment date. If the amortizing notes do not continue to remain in book-entry only form, we will have the right to select regular record dates, which will be more than 14 days but less than 60 days before the relevant installment payment date.

Each installment payment for any period will be computed on the basis of a 360-day year of twelve 30-day months. The installment payable for any period shorter than a full installment payment period will be computed on the basis of the actual number of days elapsed per 30-day month. In the event that any date on which an installment is payable is not a business day, then payment of the installment on such date will be made on the next succeeding day that is a business day, and without any interest or other payment in respect of any such delay. However, if such business day is in the next succeeding calendar year, then such installment payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled installment payment date.

Amortization Schedule

The total installments of principal and interest on the amortizing notes for each scheduled installment payment date are set forth below:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
, 2013
, 2013
, 2013
, 2014
, 2014
, 2014
, 2014
, 2015
, 2015
, 2015
, 2015
, 2016

Option to Extend Installment Payment Period

So long as no event of default has occurred and is continuing, we have the right, at any time and from time to time, to defer installment payments by extending the installment payment period, so long as such period of time does not extend beyond                     , 2019 (the “extension period”). We may end an extension period on any installment payment date occurring on or before                     , 2016 or, in the case of an extension period that extends beyond                     , 2016, on any business day thereafter that is on or before                     , 2019.

At the end of any extension period, we will pay all installment payments for which the related installment payment date occurred during such extension period, together with interest on the full amount of such installment payments compounded quarterly at the rate specified for the interest component of the amortizing notes to the extent permitted by applicable law. We will give the holders of Units and separate amortizing notes at least 10 business days’ notice of the end of an extension period.

Prior to the termination of any extension period, we may further defer installment payments by extending such extension period. Such extension period, including all such previous and further extensions, may not extend beyond                     , 2019. Upon the termination of any extension period and the payment of all amounts then due, we may commence a new extension period, if consistent with the terms set forth in this section. No installment payment (or interest thereon) during an extension period, except at the end of such period, shall be due and payable.

We have no present intention of exercising our right to defer installment payments by extending the installment payment period on the amortizing notes.

We will give the holders of Units and separate amortizing notes notice of our election of an extension period (or any extension thereof) at least 10 business days prior to the earlier of:

•	the next succeeding installment payment date; or

•

the date we are required to give notice of the record or payment date of such installment payment to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Units and separate amortizing notes.

Restrictions Applicable During an Extension Period and Certain Other Circumstances

If:

•	we exercise our right to defer installment payments as described above, or

•	there shall have occurred and be continuing any default under the indenture,

then:

•

we and any subsidiary of us (other than a subsidiary that is a depository institution, or a subsidiary thereof) shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock or make any guarantee payment with respect thereto, other than:

•

redemptions, purchases or other acquisitions of shares of our capital stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice,

•

the acquisition by us or any of our subsidiaries of record ownership in our capital stock for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including trustees or custodians,

•

as a result of an exchange or conversion of any class or series of our capital stock for any other class or series of our capital stock or as a result of early settlement of any purchase contracts as described under “Description of the Purchase Contracts—Early Settlement,” “—Early Settlement Upon a Fundamental Change” or “—Early Mandatory Settlement at Our Election,”

•	distributions by or among any wholly-owned subsidiary of us,

•	redemptions of securities held by us or any wholly-owned subsidiary of us, and

•	unpaid tax distributions to holders of membership interests of GMAC LLC pursuant to its Plan of Conversion, dated June 30, 2009, and

•

we and any subsidiary of us (other than a subsidiary that is a depository institution, or a subsidiary thereof) shall not make any payment of interest on or principal of (or premium, if any, on), or repay, repurchase or redeem, any debt securities or guarantees issued by the Company which rank pari passu with or junior to the amortizing notes (“junior subordinated indebtedness”), other than:

•

redemptions, purchases or other acquisitions of junior subordinated indebtedness in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice,

•

the acquisition by us or any of our subsidiaries of record ownership in junior subordinated indebtedness for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including trustees or custodians,

•

as a result of an exchange or conversion of any class or series of junior subordinated indebtedness for any other class or series of junior subordinated indebtedness or for any class or series of our capital stock,

•	redemptions of securities held by us or any wholly-owned subsidiary of us, and

•

any payment of interest on junior subordinated indebtedness paid pro rata with interest paid on the amortizing notes such that the respective amounts of such payments made shall bear the same ratio to each other as all accrued but unpaid interest per like-amount of such amortizing notes and all junior subordinated indebtedness bear to each other, provided, however, the foregoing restrictions will not apply to (i) any stock dividends paid by us where the dividend stock is the same stock as that on which the dividend is being paid or (ii) dividends or distributions by or other transactions solely among us and any wholly-owned subsidiary of us or solely among wholly-owned subsidiaries of us.

Repurchase of Amortizing Notes at the Option of the Holder

If:

•	we elect to exercise our early mandatory settlement right with respect to the purchase contracts and

•

at the time of such election there is not an extension period in effect and we have not given notice as contemplated by the final paragraph under “—Option to Extend Installment Payment Period” that we intend to defer future scheduled installment payments, then holders of the amortizing notes (whether as components of Units or separate amortizing notes) will have the right (the “repurchase right”) to require us to repurchase some or all of their amortizing notes for cash at the repurchase price per amortizing note to be repurchased on the repurchase date, as described below. Holders may not require us to repurchase a portion of an amortizing note. Holders will not have the right to require us to repurchase any or all of such holder’s amortizing notes in connection with any early settlement of such holder’s purchase contracts at the holder’s option, as described above under “Description of the Purchase Contracts—Early Settlement” and “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change.”

Notwithstanding the foregoing, holders may exercise the repurchase right if an extension period is in effect or we have given notice that we intend to defer future scheduled installment payments, if, at the time we elect to exercise our early mandatory settlement right, we have received any required regulatory approval or consent from the Federal Reserve or any successor primary federal regulator or its staff to extend the repurchase right to holders.

The “repurchase date” will be a date specified by us in the early mandatory settlement notice, which will be at least 20 but not more than 45 business days following the date of our early mandatory settlement notice as described under “Description of the Purchase Contracts—Early Settlement at Our Option” (and which may or may not fall on the early mandatory settlement date).
The “repurchase price” per amortizing note to be repurchased will be equal to the principal amount of such amortizing note as of the repurchase date, plus (i) accrued and unpaid interest on such principal amount from, and including, the immediately preceding installment payment date to, but not including, the repurchase date, calculated at a rate of         % per annum and (ii) if at the time we extend the repurchase right to holders there is an extension period in effect, the aggregate amount of deferred installment payments and interest thereon, determined as set forth above under “—Option to Extend Installment Payment Period.” However, if the amortizing notes are in certificated form and the repurchase date falls after a regular record date and on or prior to the immediately succeeding installment payment date, the installment payment payable on such installment payment date will be paid on such installment payment date to the holder as of the close of business on such regular record date and will not be included in the repurchase price per amortizing note.

To exercise your repurchase right, you must deliver, on or before the close of business on the second business day immediately preceding the repurchase date, the amortizing notes to be repurchased (or the Units including such amortizing notes if the early mandatory settlement date falls on or after the repurchase date and you have not separated your Units into their constituent components), together with a duly completed written repurchase notice in the form entitled “Form of Repurchase Notice” on the reverse side of the amortizing notes (a “repurchase notice”), in each case in accordance with appropriate DTC procedures, unless you hold certificated amortizing notes (or Units), in which case you must deliver the amortizing notes to be repurchased (or Units), duly endorsed for transfer, together with a repurchase notice, to the paying agent. Your repurchase notice must state:

•

if certificated amortizing notes (or Units) have been issued, the certificate numbers of the amortizing notes (or Units), or if not certificated, your repurchase notice must comply with appropriate DTC procedures;

•	the number of amortizing notes to be repurchased; and

•	that the amortizing notes are to be repurchased by us pursuant to the applicable provisions of the amortizing notes and the indenture.

You may withdraw any repurchase notice (in whole or in part) by a written, irrevocable notice of withdrawal delivered to the trustee, prior to the close of business on the second business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the number of the withdrawn amortizing notes;

•

if certificated amortizing notes (or Units) have been issued, the certificate numbers of the withdrawn amortizing notes (or Units), or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the number of amortizing notes, if any, that remain subject to the repurchase notice.

We will be required to repurchase the amortizing notes to be repurchased on the repurchase date. You will receive payment of the repurchase price on the later of (i) the repurchase date and (ii) the time of book-entry transfer or the delivery of the amortizing notes (or Units). If the trustee holds money sufficient to pay the repurchase price of the amortizing notes to be repurchased on the repurchase date, then:

•

such amortizing notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the amortizing notes (or Units) is made or whether or not the amortizing notes (or Units) are delivered to the trustee); and

•	all other rights of the holder will terminate (other than the right to receive the repurchase price).

In connection with any repurchase offer pursuant to an early mandatory settlement notice, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act,

in each case, so as to permit the rights and obligations under this “—Repurchase of Amortizing Notes at the Option of the Holder” to be exercised in the time and in the manner specified in the indenture.

No amortizing notes may be repurchased at the option of holders if the principal amount thereof has been accelerated, and such acceleration has not been rescinded, on or prior to the repurchase date (except in the case of an acceleration resulting from a default by us of the payment of the repurchase price with respect to such amortizing notes).

Events of Default and Acceleration

The indenture provides that the following are “events of default” relating to the amortizing notes:

•	failure to pay in full all deferred installment payments on the amortizing notes on or by , 2019 and continuance of such failure to pay for a period of 30 days; or

•	specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Ally.

If any event of default shall occur and be continuing, the trustee or the holders of 25% or more in principal amount of the amortizing notes (which may be held either as a component of Units or separate amortizing notes) will have the right to declare the principal of all the amortizing notes then outstanding to be immediately due and payable, upon which the principal and the interest on the amortizing notes, including any compound interest, and any other amounts payable under the indenture to be immediately due and payable.

Defaults

The indenture provides that the following are “defaults” relating to the amortizing notes:

•	an event of default (as set forth above under “—Events of Default and Acceleration”);

•	a default for 30 days in the payment of any installment payment on any amortizing note when such is due (taking into account any extension period);

•	failure to give notice of a fundamental change as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” when due;

•

failure to pay the repurchase price in connection with any holder’s exercise of its repurchase right as described under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder”; and

•	a default for 90 days after written notice in the performance of any other covenant in respect of the amortizing notes.

There is no right of acceleration with respect to defaults, except for defaults that are events of default.

Any deferral of installment payments on the amortizing notes made in accordance with the provisions described above in “—Option to Extend Installment Payment Period” will not constitute a default under the indenture.

The trustee may withhold notice to the holders of the amortizing notes of any default with respect thereto, except in the failure to make an installment payment, or the payment of the repurchase price, if it considers such withholding to be in the interests of such holders.

Modifications and Amendments

Modifications and amendments to the indenture through a supplemental indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the amortizing notes at the time outstanding (or, with respect to certain actions, without such consent). However, no such modification or amendment may, without the consent of the holder of each amortizing note affected thereby:

(1)	modify the installment payment terms of such amortizing notes; or

(2)	reduce the percentage of holders of amortizing notes necessary to modify or amend the indenture or waive compliance by us with any covenant or past default.

Discharge and Defeasance of Indenture

We may discharge most of our obligations under the indenture to holders of the amortizing notes if such amortizing notes have not already been delivered to the trustee for cancellation and either have become due and payable or are by their terms due and payable within one year. We discharge our obligations by depositing with the trustee an amount certified to be sufficient to pay when due all the remaining installment payments on all outstanding amortizing notes.

We, at our option:

(1)	will be released from any and all obligations in respect of the amortizing notes, which is known as “defeasance and discharge”; or

(2)	need not comply with certain covenants specified herein regarding the amortizing notes, which is known as “covenant defeasance.”

If we exercise our covenant defeasance option, the failure to comply with any defeased covenant and any default in the indenture with respect to such defeased covenant will no longer be a default under the indenture.

To exercise either our defeasance and discharge or covenant defeasance option, we must

(1)	deposit with the trustee, in trust, cash or U.S. government obligations in an amount sufficient to pay all the remaining installments on the amortizing notes when such payments are due; and

(2)	deliver an opinion of counsel (that, in the case of a defeasance and discharge, must be based upon a ruling or administrative pronouncement of the IRS, or a change in applicable U.S. federal income tax law) to the effect that the holders of the amortizing notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit or defeasance and will be required to pay U.S. federal income tax in the same manner as if such defeasance had not occurred.

When there is a defeasance and discharge, the indenture will no longer govern the amortizing notes, we will no longer be liable for payment, and the holders of such amortizing notes will be entitled only to the deposited funds. When there is a covenant defeasance, however, we will continue to be obligated for installment payments when due if the deposited funds are not sufficient to pay the holders.

The obligations under the indenture to register the transfer or exchange of amortizing notes, to replace mutilated, defaced, destroyed, lost or stolen amortizing notes, and to maintain paying agents and hold monies for payment in trust will continue even if we exercise our defeasance and discharge or covenant defeasance option.

Limitations on Mergers, Consolidations and Sales of Assets

The indenture provides that we will not consolidate with or merge into another corporation or convey, transfer or lease our assets substantially as an entirety unless:

•

the successor is a corporation organized in the United States and expressly assumes the due and punctual payment of the installment payments on all amortizing notes issued thereunder and the performance of every other covenant of the indenture on our part; and

•	immediately thereafter no default and no event that, after notice or lapse of time, or both, would become a default, shall have happened and be continuing.

Upon any such consolidation, merger, conveyance or transfer, the successor corporation shall succeed to and be substituted for Ally under the indenture. Thereafter, except in the case of a lease, we shall be relieved of all obligations and covenants under the indenture and the amortizing notes.

Governing Law

The indenture and the amortizing notes will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, and all rights and remedies will be governed by such laws without regard for the principles of its conflict of laws.

Unclaimed Funds

Any monies deposited with the trustee or any paying agent or then held by Ally in trust for the payment of installment payments on the amortizing notes that remain unclaimed for two years after the date the payments became due and payable, shall, at Ally’s request, be repaid to Ally or released from trust, as applicable, and the holder of the amortizing note shall thereafter look, as a general unsecured creditor, only to Ally for payment thereof.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

The Units, the separate purchase contracts and the separate amortizing notes will initially be issued under a book-entry system in the form of global securities. We will register the global securities in the name of The Depository Trust Company, New York, New York, or DTC, or its nominee and will deposit the global securities with that depositary.

Following the issuance of a global security in registered form, the depositary will credit the accounts of its participants with the Units, the separate purchase contracts and the separate amortizing notes, as the case may be, upon our instructions. Only persons who hold directly or indirectly through financial institutions that are participants in the depositary can hold beneficial interests in the global securities. Because the laws of some jurisdictions require certain types of purchasers to take physical delivery of such securities in definitive form, you may encounter difficulties in your ability to own, transfer or pledge beneficial interests in a global security.

So long as the depositary or its nominee is the registered owner of a global security, we and the trustee will treat the depositary as the sole owner or holder of the Units, the separate purchase contracts and the separate amortizing notes, as the case may be. Therefore, except as set forth below, you will not be entitled to have Units, separate purchase contracts or separate amortizing notes registered in your name or to receive physical delivery of certificates representing the Units, the separate purchase contracts or the separate amortizing notes. Accordingly, you will have to rely on the procedures of the depositary and the participant in the depositary through whom you hold your beneficial interest in order to exercise any rights of a holder under the indenture or the purchase contract agreement, as the case may be. We understand that under existing practices, the depositary would act upon the instructions of a participant or authorize that participant to take any action that a holder is entitled to take.

You may elect to hold interests in the global securities either in the United States through DTC or outside the United States through Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank, S.A./ N.V., or its successor, as operator of the Euroclear System, (“Euroclear”) if you are a participant of such system, or indirectly through organizations that are participants in such systems. Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

As long as the separate amortizing notes are represented by the global securities, we will pay installments on those separate amortizing notes to or as directed by DTC as the registered holder of the global securities. Payments to DTC will be in immediately available funds by wire transfer. DTC, Clearstream or Euroclear, as applicable, will credit the relevant accounts of its participants in accordance with its customary procedures.

Neither Ally, Treasury nor the trustee will be responsible for making any payments to participants or customers of participants or for maintaining any records relating to the holdings of participants and their customers, and you will have to rely on the procedures of the depositary and its participants.

Settlement

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in

DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in Units, separate purchase contracts or separate amortizing notes, as the case may be, that are settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of Units, separate purchase contracts or separate amortizing notes, as the case may be, by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Units, separate purchase contracts and separate amortizing notes, as the case may be, among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Definitive Securities and Paying Agents

A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive securities only if:

(a) the depositary is unwilling or unable to continue as depositary for such global security and we are unable to find a qualified replacement for the depositary within 90 days;

(b) at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934; or

(c) an event of default with respect to the amortizing notes, or any failure on the part of us to observe or perform any covenant or agreement in the purchase contracts, has occurred and is continuing and such beneficial owner requests that its amortizing notes and/or purchase contracts, as the case may be, be issued in definitive, certificated form.

The global security will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive Units, separate purchase contracts or separate amortizing notes, as the case may be, will be registered in the name or names of the person or persons specified by the depositary in a written instruction to the registrar of the securities. The depositary may base its written instruction upon directions it receives from its participants.

If any of the events described above occurs, then the beneficial owners will be notified through the chain of intermediaries that definitive securities are available and notice will be published as described below under “— Notices.” Beneficial owners of book-entry Units, separate purchase contracts or separate amortizing notes, as the case may be, will then be entitled (1) to receive physical delivery in certificated form of definitive Units, separate purchase contracts or separate amortizing notes, as the case may be, equal in aggregate amount of Units, separate purchase contracts or separate amortizing notes, as the case may be, to their beneficial interest and (2) to have the definitive securities registered in their names. Thereafter, the holders of the definitive Units, separate purchase contracts and separate amortizing notes, as the case may be, will be recognized as the “holders” of the Units, separate amortizing notes and separate purchase contracts for purposes of the purchase contract agreement and indenture, respectively.

Each of the purchase contract agreement and indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive security, so long as the applicant furnishes to us and the trustee or purchase contract agent such security or indemnity and such evidence of ownership as they may require.

In the event definitive separate amortizing notes are issued, the holders thereof will be able to receive installment payments at the office of Ally’s paying agent. The final installment payment of a definitive separate amortizing note may be made only against surrender of the separate amortizing note to one of Ally’s paying agents. Ally also has the option of making installment payments by mailing checks to the registered holders of the separate certificated amortizing notes. Ally’s paying agent is the corporate trust office of The Bank of New York Mellon.

In the event definitive Units, separate purchase contracts or separate amortizing notes are issued, the holders thereof will be able to transfer their securities, in whole or in part, by surrendering such securities for registration of transfer at the office of The Bank of New York Mellon listed above. A form of such instrument of transfer will be obtainable at the relevant office of The Bank of New York Mellon. Upon surrender, we will execute, and the purchase contract agent and the trustee will authenticate and deliver, new Units, separate purchase contracts or separate amortizing notes, as the case may be, to the designated transferee in the amount being transferred, and a new security for any amount not being transferred will be issued to the transferor. Such new securities will be delivered free of charge at the relevant office of The Bank of New York Mellon, as requested by the owner of such new Units, separate purchase contracts or separate amortizing notes. We will not charge any fee for the registration of transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Notices

So long as the global securities are held on behalf of DTC or any other clearing system, notices to holders of securities represented by a beneficial interest in the global securities may be given by delivery of the relevant notice to DTC or the alternative clearing system, as the case may be. Any published notice will be deemed to have been given on the date of publication or, if published more than once, on the date of the first publication.

CONCURRENT TRANSACTIONS

Conversion and Exchange of Series F-2 Preferred Stock

Treasury currently holds 118,750,000 shares of our Series F-2 preferred stock, having an aggregate liquidation amount of $5,937,500,000. In connection with this offering and the concurrent common stock offering, Treasury intends (i) to convert 58,750,000 shares of Series F-2 preferred stock into shares of our common stock based on a conversion price equal to the common stock public offering price, and (ii) to exchange the remaining 60,000,000 shares of Series F-2 preferred stock having an aggregate liquidation amount of $3 billion, for a number of our Units having an aggregate stated amount of $3 billion.

The number of shares of common stock we will issue to Treasury in connection with the conversion will depend upon the common stock public offering price. The higher the common stock public offering price is, the fewer the number of shares of common stock Treasury will receive and the lower the common stock public offering price is, the greater the number of shares of common stock Treasury will receive. The following table sets forth the number of shares we will issue to Treasury in connection with the conversion for each common stock public offering price set forth below:

Public Offering Price	Number of Shares Issued to Treasury
$
$
$
$

In addition, we and Treasury intend to modify certain terms of the Series F-2 preferred stock so that Treasury will receive             additional shares of our common stock in connection with the offering.

The closing of each of this offering, the concurrent common stock offering, the conversion and the exchange is conditioned upon the closing of each such other transaction.

Concurrent Common Stock Offering

Concurrently with this offering, Treasury is also making a public offering of                      shares of our common stock. Treasury has granted the underwriters of that offering the right to purchase up to                      additional shares of our common stock to cover over-allotments, if any, at the common stock public offering price, less the underwriters’ discount for the concurrent common stock offering, within 30 days from the date of the prospectus for the concurrent common stock offering.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Based on an opinion of Davis Polk & Wardwell LLP which has been filed with the registration statement that this prospectus is a part of, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Units, the purchase contracts and the amortizing notes that are components of the Units and shares of our common stock acquired under a purchase contract. This discussion applies to you only if you acquire the Units in this offering at the initial offering price for the Units, and you hold the Units, the components of the Units and shares of our common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a person subject to special rules, such as:

•	a financial institution;

•	an insurance company;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to Units, purchase contracts, amortizing notes or shares of our common stock;

•	a person holding Units, purchase contracts, amortizing notes or shares of our common stock as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a U.S. expatriate;

•	a tax-exempt entity; or

•	a person subject to the alternative minimum tax.

If you are a partnership for U.S. federal income tax purposes that holds Units, purchase contracts, amortizing notes or common stock, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and on your activities. If you are a partnership considering the purchase of Units or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal income tax consequences of holding and disposing of Units, purchase contracts, amortizing notes or common stock.

This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax or the recently enacted Medicare tax on certain investment income or any state, local or foreign tax consequences). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). If you are considering the purchase of Units, purchase contracts, amortizing notes and shares of our common stock, you are urged to consult your tax adviser with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under other federal tax laws or the laws of any state, local or foreign taxing jurisdiction.

Characterization of Units and Amortizing Notes

In the opinion of Davis Polk & Wardwell LLP, although there is no authority directly on point and therefore the issue is not entirely free from doubt, each Unit will be treated in accordance with its form as an investment unit composed of two separate instruments, the amortizing notes will be treated as indebtedness, and the purchase contracts will be treated as contracts to acquire our stock, in each case for U.S. federal income tax purposes. Under this treatment, you will be treated as if you acquired each component of a Unit for U.S. federal income tax purposes. By acquiring a Unit, you will agree to treat (i) a Unit as an investment unit composed of two separate instruments in accordance with its form and (ii) the amortizing notes as indebtedness, in each case for U.S. federal income tax purposes.

If the components of a Unit were treated as a single instrument, the U.S. federal income tax consequences could differ materially from the consequences described below. Specifically, if you are a U.S. Holder, as defined below, you could be required to recognize as income the entire amount of each installment payment on the amortizing notes, rather than merely the portion of such payment denominated as interest. If you are a Non-U.S. Holder, as defined below, payments of principal and stated interest made to you on the amortizing notes could be subject to U.S. federal withholding tax as dividend income. Even if the components of a Unit are respected as separate instruments for U.S. federal income tax purposes, (i) the amortizing notes could be recharacterized as equity for U.S. federal income tax purposes, in which case payments of principal and stated interest to you, if you are a Non-U.S. Holder, on the amortizing notes could be subject to U.S. federal withholding tax and (ii) the purchase contracts could be treated as our stock, in which case the tax consequences of the purchase, ownership and disposition thereof would be substantially the same as the tax consequences described herein.

No ruling has been or will be sought from the IRS with respect to the characterization of the Units (or the components thereof) for U.S. federal income tax purposes or any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those described above. Unless stated otherwise, the remainder of this discussion is based on counsel’s opinion that the characterization of the Units as two separate instruments, the characterization of the amortizing notes as indebtedness, and the characterization of the purchase contracts as contracts to acquire our common stock will be respected for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of a Unit, purchase contract, amortizing note or share of our common stock acquired under a purchase contract that is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Allocation of the Issue Price

We have determined that the issue price of a Units is $            . We have determined that the portion of the issue price of a Unit allocated to each of the purchase contract and amortizing note that constitute the Unit is $             and $            , respectively. That allocation will be binding on you (but not on the IRS) unless you explicitly disclose a contrary position on a statement attached to your timely filed U.S. federal income tax return for the taxable year in which you acquire Units. The remainder of this discussion assumes that this allocation of issue price to each purchase contract and amortizing note will be respected for U.S. federal income tax purposes.

Payments of Stated Interest and Original Issue Discount

Under applicable Treasury regulations, a “remote” possibility that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with original issue discount (“OID”). Ally believes, and thus this summary assumes, that the likelihood of it exercising its option to defer payments is remote within the meaning of the Treasury regulations. Based on the foregoing, Ally believes that the amortizing notes will not be considered to be issued with OID at the time of their original issuance and, accordingly, that payments of stated interest on the amortizing notes will generally be taxable as ordinary interest income at the time they accrue or are received by you in accordance with your regular method of accounting for U.S. federal income tax purposes.

Under the Treasury regulations, if the exercise by Ally of its option to defer any payment of interest was determined not to be “remote,” or if Ally actually exercised its option to defer any payment of interest, the amortizing notes would be treated as issued with OID at the time of issuance or at the time of the exercise, as the case may be. All stated interest on the amortizing notes would thereafter be treated as OID as long as the amortizing notes remained outstanding. In this event, all of your taxable interest income relating to the amortizing notes would constitute OID that would have to be included in income on an economic accrual basis before the receipt of the cash attributable to the interest, regardless of your regular method of tax accounting, and payments of stated interest would not be separately includible in your taxable income. You would be required to include OID in gross income (as ordinary income) even if Ally exercised its option to defer one or more payments of interest during an extension period.

In addition, this disclosure assumes that the issue price of the amortizing notes is equal to their initial principal amount. If the difference between the issue price and the initial principal amount of the amortizing notes (or the sum of all payments on the amortizing notes, if the exercise by Ally of its option to defer any payment of interest was determined not to be “remote,” or if Ally actually exercised that option) was greater than a certain de minimis amount, the difference would be OID, which would be includible in income by you as described above.

No rulings or other interpretations have been issued by the IRS that have addressed the meaning of the term “remote” as used in the applicable Treasury regulations as they may be applied to an instrument such as the amortizing notes, and it is possible that the IRS could take a position contrary to the interpretation in this prospectus.

Settlement of a Purchase Contract

You will not recognize gain or loss on the acquisition of our common stock upon the mandatory or early settlement of a purchase contract except with respect to cash paid in lieu of a fractional share of our common stock. Your tax basis in the common stock received under a purchase contract will equal your tax basis in the purchase contract less the portion of that tax basis allocable to any fractional share. Your holding period for the common stock received under a purchase contract will begin the day after that stock is received.

Deemed Distributions

The settlement rate of the purchase contracts will be adjusted in certain circumstances. Under the Code and applicable Treasury Regulations, adjustments that have the effect of increasing your interest in our assets or earnings and profits may, in some circumstances, result in a deemed distribution to you.

If we were to make a distribution of cash or property (for example, evidences of indebtedness or assets) to our stockholders and each fixed settlement rate of the purchase contracts were increased pursuant to the applicable adjustment provisions, that increase would be deemed to be a distribution to you. In addition, any other increase in each fixed settlement rate of the purchase contracts (including an adjustment to each fixed settlement rate in connection with a fundamental change) may, depending on the circumstances, be deemed to be a distribution to you.

In certain circumstances, the failure to make an adjustment of each fixed settlement rate may result in a taxable distribution to you, if as a result of that failure your proportionate interest in our assets or earnings and profits is increased.

Any deemed distribution will generally be taxed in the same manner as an actual distribution. See “—Taxation of Distributions on Common Stock Acquired under the Purchase Contracts” below. You should consult your tax adviser as to the tax consequences of receiving deemed distributions.

Taxation of Distributions on Common Stock Acquired under the Purchase Contracts

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event we make distributions on shares of common stock, other than certain pro rata distributions of shares of common stock, the distributions will be treated as dividends to the extent paid out of our current or accumulated earnings and profits and will be includible in income by you as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of your investment, up to your tax basis in the common stock. Any remaining excess (determined on a share-by-share basis) will be treated as a capital gain. If you are a non-corporate U.S. Holder, dividends received by you in tax years beginning prior to 2013 will be eligible to be taxed at reduced rates if you meet certain holding period and other applicable requirements. If you are a corporate U.S. Holder, dividends received by you will be eligible for the dividends-received deduction if you meet certain holding period and other applicable requirements.

Sale or Disposition of Units, Purchase Contracts, Amortizing Notes or Shares of Common Stock

Upon the sale, exchange or retirement of a purchase contract, amortizing note or share of our common stock, you generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your adjusted tax basis in the purchase contract, amortizing note or share of stock, as the case may be. For purposes of determining gain or loss, your proceeds will not include any amount attributable to accrued and unpaid stated interest not treated as OID, which amount will be treated as discussed above under “—Payments of Stated Interest.”

Gain or loss realized on the sale, exchange or retirement of a purchase contract, amortizing note or share of common stock will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the purchase contract, amortizing note or share of stock, as the case may be, for more than one year. If you are a non-corporate U.S. Holder, long-term capital gains generally will be subject to reduced tax rates. The deductibility of capital losses may be subject to limitations.

Upon the sale, exchange or other disposition of a Unit, you will be treated as having sold or disposed of the purchase contract and amortizing note that constitute the Unit. The proceeds realized on a disposition of a Unit will be allocated between the purchase contract and amortizing note in proportion to their relative fair market values on the date of sale or disposition. As a result, you will calculate gain or loss on the purchase contract separately from the gain or loss on the amortizing note. It is thus possible that you could recognize a capital gain on one component of a Unit but a capital loss on the other component of the Unit.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the amortizing notes, dividends on the common stock and the proceeds from a sale or other disposition of Units, purchase contracts, amortizing notes or shares of our common stock. You will be subject to U.S. backup withholding on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a Unit, purchase contract, amortizing note or share of common stock acquired under a purchase contract that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a “Non-U.S. Holder” if you are a non-resident alien individual present in the United States for 183 days or more in the taxable year of disposition of the Units, purchase contracts, amortizing notes or common stock, in which case you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of Units, purchase contracts, amortizing notes or common stock.

Principal and Interest Payments on the Amortizing Notes

Subject to the discussion below concerning backup withholding, under the characterization of each Unit as an investment unit consisting of an amortizing note and a purchase contract for U.S. federal income tax purposes (as described above), payments of principal and interest on the amortizing notes to you (including OID, if any) will generally not be subject to U.S. federal income or withholding tax (if you are a Non-U.S. Holder with effectively connected income, see “—Effectively Connected Income”), provided that, in the case of interest:

•

you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	you have satisfied the certification requirement described below.

Interest on an amortizing note will not be exempt from withholding tax unless you certify on a properly executed IRS Form W-8BEN, under penalties of perjury, that you are not a United States person.

However, if, as described above under “—Characterization of Units and Amortizing Notes,” the components of a Unit were recharacterized and treated as a single instrument for U.S. federal income tax purposes, payments of principal and stated interest made to you could be subject to U.S. federal withholding at a rate of 30%, unless you are entitled to claim a lower rate as may be specified by an applicable income tax treaty. Even if the components of a Unit are respected as separate instruments for U.S. federal income tax purposes, if the amortizing notes were recharacterized as equity for U.S. federal income tax purposes, payments of principal and stated interest to you on the amortizing notes could be subject to U.S. federal withholding tax. Under recent legislation, if the Units were recharacterized as a single instrument and treated as equity, or the amortizing notes were recharacterized as equity, for U.S. federal income tax purposes, a withholding tax of 30% could be imposed on payments to certain foreign entities, after December 31, 2012, on the Units or amortizing notes, as the case may be, and the gross proceeds from dispositions of the Units or amortizing notes, as the case may be. We are not required to pay a “gross up” for these or any other taxes imposed or withheld in respect of payments made on or with respect to the Units, the purchase contracts, the amortizing notes or common stock.

Settlement of a Purchase Contract

You will not be subject to U.S. federal income tax upon the mandatory or early settlement of a purchase contract.

Deemed Distributions

An adjustment to each fixed settlement rate of a purchase contract might result in a taxable deemed distribution, as described above under the caption “Tax Consequences to U.S. Holders—Deemed Distributions.” Any taxable deemed distribution resulting from an adjustment to (or failure to adjust, in some cases) each fixed settlement rate will be treated in the same manner as an actual distribution on our common stock, as described below under “—Dividends.”

Sale, Exchange or Other Disposition of Units, Purchase Contracts, Amortizing Notes or Shares of Common Stock

Subject to the discussion below concerning backup withholding, you generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of Units, purchase contracts, amortizing notes or shares of our common stock, unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise, or

•

in the case of a sale or other disposition of Units, purchase contracts or common stock, we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever is shorter.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

As discussed in more detail under “Tax Consequences to U.S. Holders—Sale or Disposition of Units, Purchase Contracts, Amortizing Notes or Shares of Common Stock,” the proceeds realized on a disposition of a Unit will be allocated between the purchase contract and amortizing note in proportion to their relative fair market values on the date of sale or disposition.

Dividends

In the event that we pay dividends (including deemed dividends on the Units or purchase contracts described above under “Tax Consequences to U.S. Holders—Deemed Distributions”), the dividends generally will be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable treaty, you will be required to provide a properly executed IRS Form W-8BEN certifying your entitlement to benefits under that treaty.

In the case of any deemed distribution, it is possible that the U.S. federal tax on the deemed distribution will be withheld from shares of common stock or sales proceeds subsequently paid or credited to you.

Effectively Connected Income

If you are engaged in a trade or business in the United States, you will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above) with respect to income or gain on the amortizing notes, the purchase contracts, the Units and the common stock that is effectively connected with the conduct of that trade or business, subject to an applicable income tax treaty providing otherwise. In order for payments on the amortizing notes and dividends on the common stock to be exempt from the withholding described in “—Principal and Interest Payments on the Amortizing Notes” and “—Dividends” above, you will generally be required to provide a properly executed IRS Form W-8ECI or, under certain circumstances, W-8BEN.

If you are a Non-U.S. Holder with effectively connected income, you should consult your tax adviser with respect to other U.S. federal income tax consequences of the ownership and disposition of Units, purchase contracts, amortizing notes and common stock, including, if you are a corporation, the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with interest payments on the amortizing notes and dividends on the common stock. Unless you comply with certification procedures to establish that you are not a United States person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of the Units, purchase contracts, amortizing notes or common stock, and you may be subject to U.S. backup withholding on interest payments on the amortizing notes and dividends on the common stock or on the proceeds from a sale or other disposition of the Units, purchase contracts, amortizing notes or common stock. The certification procedures required to claim the exemption from withholding tax described above under “—Principal and Interest Payments on the Amortizing Notes” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Payments to foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. The IRS has announced that regulations implementing this withholding tax will defer the withholding obligation until January 1, 2014 for payments of dividends on common stock of a U.S. issuer and until January 1, 2015 for gross proceeds from dispositions of common stock of a U.S. issuer. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Barclays Capital Inc. are acting as joint global coordinators and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling stockholder has agreed to sell to that underwriter, the number of Units set forth opposite the underwriter’s name.

Underwriter	Number of Units
Citigroup Global Markets Inc. .
Goldman, Sachs & Co .
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Total

We may add additional underwriters to the table above. Any such underwriters would be selected by us taking into account various criteria, including among other things their marketing and distribution capability, ownership and management diversity, and automotive finance industry expertise.

The underwriting agreement provides that the obligations of the underwriters to purchase the Units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Units (other than those covered by the over-allotment option described below) if they purchase any of the Units. The completion of this offering is contingent on the completion of the concurrent common stock offering.

Units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per Unit. If all the Units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more Units than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional Units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Units approximately proportionate to that underwriter’s initial purchase commitment in such Units. Any Units issued or sold under the option will be issued and sold on the same terms and conditions as the other Units that are the subject of this offering.

We, our officers and directors, certain of our employees and the selling stockholder and our other stockholders have agreed that, subject to limited exceptions, for a period of      days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Barclays Capital Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Exchange Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Citigroup

Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Barclays Capital Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (1) during the last              days of the             -day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the             -day restricted period, we announce that we will release earnings results during the             -day period beginning on the last day of the             -day restricted period, the restrictions described above shall continue to apply until the expiration of the             -day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, certain of our shareholders are subject to lock-up provisions under our Registration Rights Agreement. See “Certain Stockholder Agreements—Registration Rights Agreement—Holdback Agreements.”

Prior to this offering, there has been no public market for our Units. Consequently, the initial public offering price for the Units was determined by negotiations among us, the selling stockholder and the representatives. Among the factors considered in determining the public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the Units will sell in the public market after this offering will not be lower than the public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied for listing of the Units on the New York Stock Exchange, subject to satisfaction of its minimum listing standard with respect to the Units; however, no assurance can be provided that the Units will be approved for listing. The Units are a new issue of securities and there is currently no trading market for the Units. Each underwriter has advised us that it intends to make a market in the Units, but no underwriter is obligated to do so. Any underwriter may discontinue any market making in the Units at any time in its sole discretion without notice. Accordingly, we cannot assure you that a liquid market will develop for the Units, that you will be able to sell your Units at a particular time or that the prices you receive when you sell will be favorable.

The following table shows the per Unit and total public offering price and proceeds to the selling stockholder and the underwriting discounts and commissions payable to the underwriters in connection with this offering. Ally has agreed to pay all underwriting discounts and commissions, transfer taxes and transaction fees, if any, applicable to the sale of the Units and the fees and disbursement of counsel for the selling security holder incurred in connection with the sale. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Unit	Total
		No Exercise	Full Exercise
Public offering price and proceeds to selling stockholder
Underwriting discounts and commissions

We estimate that our total expenses for this offering will be approximately $             million.

In connection with the offering, the underwriters may purchase and sell Units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of Units than they are required to purchase in the offering.

•	“Covered” short sales are sales of Units in an amount up to the number of Units represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of Units in an amount in excess of the number of Units represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of Units either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase Units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase Units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of Units to close the covered short position, the underwriters will consider, among other things, the price of Units available for purchase in the open market as compared to the price at which they may purchase Units through the over-allotment option.

•	Stabilizing transactions involve bids to purchase Units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Units. They may also cause the price of the Units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, lending, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, currently perform, and may in the future perform, various financial advisory and investment banking services for us, for which they have received customary compensation and may provide such services and receive customary compensation in the future. Certain of the relationships involve transactions that are material to us or our affiliates and for which the underwriters and/or their respective affiliates have received significant fees. In addition, the underwriters and/or their affiliates serve as agents and lenders under certain of our existing credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has also represented and agreed that:

(a)	(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the FSMA by the issuer;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the Units described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Units have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Units has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the Units to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Units may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The Units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Units offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The Units have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Units may not be circulated or distributed, nor may the Units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Units pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

        % Tangible Equity Units

Preliminary Prospectus

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Transfer agent’s fees		*
Trustee’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed forms of Underwriting Agreements filed as Exhibits 1.1 and 1.2 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since May 1, 2010, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2

On December 30, 2010, Ally delivered to Treasury a notice of conversion relating to the conversion of 110,000,000 shares of Ally Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2 held by Treasury into common stock of Ally (the “Series F-2 Conversion”). On December 30, 2010, the Series F-2 Conversion was completed and 110,000,000 shares of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2, all of which were owned by Treasury, were converted into 531,850 shares of common stock of Ally. Prior to the Series F-2 Conversion, Treasury held approximately 56.3% of the common stock of Ally and $11,437,500,000 aggregate liquidation preference amount of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2. Following the Series F-2 Conversion, Treasury held approximately 73.8% of the common stock of Ally and $5,937,500,000 aggregate liquidation amount of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series F-2. The issuance of common stock in the Series F-2 Conversion was exempt from registration pursuant to Section 4(2) and Section 3(a)(9) of the Securities Act.

6.250% Senior Guaranteed Notes due 2017

On November 18, 2010, Ally issued $1 billion aggregate principal amount of 6.250% Senior Guaranteed Notes due 2017 at an issue price of 98.602% resulting in approximately $986 million of gross proceeds. Net proceeds after offering discounts and commissions and before offering expenses payable by Ally were approximately $973.5 million. The initial purchasers for the 6.250% Senior Guaranteed Notes due 2017 were Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The 6.250% Senior Guaranteed Notes due 2017 were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act or to non-U.S. investors outside of the United States in compliance with Regulation S of the Securities Act.

7.500% Senior Guaranteed Notes due 2020

On August 12, 2010, Ally issued $1.750 billion aggregate principal amount of 7.500% Senior Guaranteed Notes due 2020 at an issue price of 99.116% resulting in approximately $1.735 billion of gross proceeds. Net proceeds after offering discounts and commissions and before offering expenses payable by Ally were approximately $1.713 billion. The initial purchasers for the 7.500% Senior Guaranteed Notes due 2020 were Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co. and RBS Securities Inc. The 7.500% Senior Guaranteed Notes due 2020 were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act or to non-U.S. investors outside of the United States in compliance with Regulation S of the Securities Act.

Item 16. Exhibits, and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Common Stock Underwriting Agreement**

1.2	Form of Tangible Equity Units Underwriting Agreement**

3.1	Amended and Restated Certificate of Incorporation**

Exhibit Number	Description

3.2	Amended and Restated By-Laws**

4.1	Form of Common Stock Certificate***

4.2	Registration Rights Agreement, dated as of December 31, 2008, by and between GMAC LLC and Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc. (Filed as 10.8 to the Company’s Current Report on Form 8-K dated as of January 2, 2009 (File No. 1-3754), incorporated herein by reference.)

4.3	Amended and Restated Indenture, dated as of March 1, 2011, between the Company and The Bank of New York Mellon, Trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of March 4, 2011, (File No. 1-3754), incorporated herein by reference.)

4.4	Form of Supplemental Indenture, between the Company and The Bank of New York Mellon, as trustee***

4.5	Form of Purchase Contract Agreement, between the Company and The Bank of New York Mellon, as purchase contract agent***

5	Opinion of Davis Polk & Wardwell LLP***

8	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters***

10	Amended and Restated Governance Agreement, dated as of May 21, 2009, by and between GMAC Inc., FIM Holdings LLC, GM Finance Co. Holdings LLC and the United States Department of the Treasury (Filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated as of May 22, 2009 (File No. 1-3754), incorporated herein by reference.)

10.1	Letter Agreement, dated as of May 21, 2009, between GMAC Inc. and the United States Department of the Treasury (which includes the Securities Purchase Agreement—Standard Terms attached thereto, with respect to the issuance and sale of the Convertible Preferred Membership Interests and the Warrant) (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of May 22, 2009 (File No. 1-3754), incorporated herein by reference.)

10.2	Securities Purchase and Exchange Agreement, dated as of December 30, 2009, between GMAC Inc., GMAC Capital Trust I, and the United States Department of the Treasury* (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of December 30, 2009, (File No. 1-3754), incorporated herein by reference.)

10.3	Master Transaction Agreement, dated May 21, 2009, between GMAC Inc., Chrysler LLC, U.S. Dealer Automotive Receivables Transition LLC and the United States Department of the Treasury (Filed as Exhibit 10.3 to the Company’s Quarterly Report for the period ended June 30, 2009, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.4	Amended and Restated United States Consumer Financing Services Agreement, dated May 22, 2009, between GMAC Inc. and General Motors Corporation* (Filed as Exhibit 10.4 to the Company’s Quarterly Report for the period ended June 30, 2009, on Form 10-Q/A (File No. 1-3754), incorporated herein by reference.)

10.5	Amended and Restated Master Services Agreement, dated May 22, 2009, between GMAC Inc. and General Motors Corporation* (Filed as Exhibit 10.5 to the Company’s Quarterly Report for the period ended June 30, 2009, on Form 10-Q/A (File No. 1-3754), incorporated herein by reference.)

Exhibit Number	Description

10.6	Auto Finance Operating Agreement, entered into on August 6, 2010, between Ally Financial Inc. and Chrysler Group LLC* (Filed as Exhibit 10.1 to the Company’s Quarterly Report for the period ended September 30, 2010, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.7	Intellectual Property License Agreement, dated November 30, 2006, by and between General Motors Corporation and GMAC LLC (Filed as Exhibit 10.1 to the Company’s Quarterly Report for the period ended March 31, 2007, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.8	Capital and Liquidity Maintenance Agreement, entered into on October 29, 2010, between Ally Financial Inc., IB Finance Holding Company, LLC, Ally Bank and the Federal Deposit Insurance Corporation (Filed as Exhibit 10.2 to the Company’s Quarterly Report for the period ended September 30, 2010, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.9	Settlement agreement, dated December 23, 2010, by and between GMAC Mortgage, LLC, Residential Capital, LLC, Residential Funding Securities, LLC, Residential Asset Mortgage Products, Inc., Residential Funding Company LLC, Residential Funding Mortgage Securities I, Inc., Residential Accredit Loans, Inc., Homecomings Financial LLC, and the Federal National Mortgage Association* (Filed as Exhibit 10.9 to the Company’s Annual Report for the period ended December 31, 2010, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.10	Ally Financial Inc. Long-Term Equity Compensation Incentive Plan, as amended (Filed as Exhibit 10.10 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.11	Ally Financial Inc. Severance Plan, Plan Document and Summary Plan Description, as amended (Filed as Exhibit 10.11 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.12	Form of Award Agreement related to the issuance of Deferred Stock Units (Filed as Exhibit 10.12 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.13	Deferred Stock Unit Award Agreement for Michael A. Carpenter, dated April 12, 2012 (Filed as Exhibit 10.13 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.14	Deferred Stock Unit Award Agreement for Jeffrey J. Brown, dated April 12, 2012 (Filed as Exhibit 10.14 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.15	Deferred Stock Unit Award Agreement for Barbara A. Yastine, dated April 12, 2012 (Filed as Exhibit 10.15 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.16	Deferred Stock Unit Award Agreement for William F. Muir, dated April 12, 2012 (Filed as Exhibit 10.16 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.17	Deferred Stock Unit Award Agreement for James G. Mackey, dated April 12, 2012 (Filed as Exhibit 10.17 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

Exhibit Number	Description

10.18	Deferred Stock Unit Award Agreement for Thomas F. Marano, dated April 12, 2012 (Filed as Exhibit 10.18 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.19	Partial Release of Liability Agreement, dated March 17, 2010, by and among Federal Home Loan Mortgage Corporation, GMAC Mortgage, LLC and Residential Funding Company, LLC***

10.20	Purchase and Sale Agreement, by and between Ally Financial Inc. and Royal Bank of Canada, dated October 23, 2012. (Filed as Exhibit 10.20 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.21	Amended and Restated Purchase and Sale Agreement, by and among Ally Financial Inc., General Motors Financial Company, Inc., and General Motors Company, dated November 21, 2012, as amended and restated as of February 22, 2013 (Filed as Exhibit 10.21 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.22	Share Transfer Agreement, by and between Ally Financial Inc. and General Motors Financial Company, Inc., dated November 21, 2012 (Filed as Exhibit 10.22 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.23	Consent Judgment, dated March 12, 2012 (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of March 12, 2012 (File No. 1-3754), incorporated herein by reference.)

10.24	Form of Ally Financial Inc. 2011 Executive Performance Plan***

10.25	Form of Ally Financial Inc. 2011 Incentive Compensation Plan***

10.26	Form of Ally Financial Inc. Employee Stock Purchase Plan***

10.27	Form of Ally Financial Inc. 2011 Non-Employee Directors Equity Compensation Plan***

10.28	Form of Conversion and Exchange Agreement, between the Company and the United States Department of the Treasury**

12	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements (Filed as Exhibit 12 to the Company’s Quarterly Report for the period ended March 31, 2013, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

21	Subsidiaries of the Registrant (Filed as Exhibit 21 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibits 5 and 8)

24.1	Power of Attorney***

*	Certain confidential portions have been omitted pursuant to a confidential treatment request which has been separately filed with the Securities and Exchange Commission.

**	To be filed by amendment.

***	Filed previously.

(b) The financial statement schedules are incorporated into the Registrant’s Consolidated Financial Statements or notes thereto.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 9th day of July, 2013.

ALLY FINANCIAL INC.

By:	*
Name: Michael A. Carpenter
Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David J. DeBrunner, his or her true and lawful attorney-in-fact and agent, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 8 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Name: Michael A. Carpenter	Chief Executive Officer and Director (Principal Executive Officer)	July 9, 2013

* Name: Jeffrey J. Brown	Senior Executive Vice President of Finance and Corporate Planning (Principal Financial Officer)	July 9, 2013

/S/ DAVID J. DEBRUNNER Name: David J. DeBrunner	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	July 9, 2013

* Name: Robert T. Blakely	Director	July 9, 2013

* Name: Mayree C. Clark	Director	July 9, 2013

* Name: Stephen A. Feinberg	Director	July 9, 2013

* Name: Kim S. Fennebresque	Director	July 9, 2013

/S/ GERALD GREENWALD Name: Gerald Greenwald	Director	July 9, 2013

* Name: Franklin W. Hobbs	Director	July 9, 2013

/S/ BRIAN P. MACDONALD Name: Brian P. MacDonald	Director	July 9, 2013

* Name: Marjorie Magner	Director	July 9, 2013

/S/ HENRY S. MILLER Name: Henry S. Miller	Director	July 9, 2013

/S/ MATHEW PENDO Name: Mathew Pendo	Director	July 9, 2013

*By:	/S/ DAVID J. DEBRUNNER Name: David J. DeBrunner	Attorney-in-Fact	July 9, 2013

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Common Stock Underwriting Agreement**

1.2	Form of Tangible Equity Units Underwriting Agreement**

3.1	Amended and Restated Certificate of Incorporation**

3.2	Amended and Restated By-Laws**

4.1	Form of Common Stock Certificate***

4.2	Registration Rights Agreement, dated as of December 31, 2008, by and between GMAC LLC and Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc. (Filed as 10.8 to the Company’s Current Report on Form 8-K dated as of January 2, 2009 (File No. 1-3754), incorporated herein by reference.)

4.3	Amended and Restated Indenture, dated as of March 1, 2011, between the Company and The Bank of New York Mellon, Trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of March 4, 2011, (File No. 1-3754), incorporated herein by reference.)

4.4	Form of Supplemental Indenture, between the Company and The Bank of New York Mellon, as trustee***

4.5	Form of Purchase Contract Agreement, between the Company and The Bank of New York Mellon, as purchase contract agent***

5	Opinion of Davis Polk & Wardwell LLP***

8	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters***

10	Amended and Restated Governance Agreement, dated as of May 21, 2009, by and between GMAC Inc., FIM Holdings LLC, GM Finance Co. Holdings LLC and the United States Department of the Treasury (Filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated as of May 22, 2009 (File No. 1-3754), incorporated herein by reference.)

10.1	Letter Agreement, dated as of May 21, 2009, between GMAC Inc. and the United States Department of the Treasury (which includes the Securities Purchase Agreement—Standard Terms attached thereto, with respect to the issuance and sale of the Convertible Preferred Membership Interests and the Warrant) (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of May 22, 2009 (File No. 1-3754), incorporated herein by reference.)

10.2	Securities Purchase and Exchange Agreement, dated as of December 30, 2009, between GMAC Inc., GMAC Capital Trust I, and the United States Department of the Treasury* (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of December 30, 2009, (File No. 1-3754), incorporated herein by reference.)

10.3	Master Transaction Agreement, dated May 21, 2009, between GMAC Inc., Chrysler LLC, U.S. Dealer Automotive Receivables Transition LLC and the United States Department of the Treasury (Filed as Exhibit 10.3 to the Company’s Quarterly Report for the period ended June 30, 2009, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.4	Amended and Restated United States Consumer Financing Services Agreement, dated May 22, 2009, between GMAC Inc. and General Motors Corporation* (Filed as Exhibit 10.4 to the Company’s Quarterly Report for the period ended June 30, 2009, on Form 10-Q/A (File No. 1-3754), incorporated herein by reference.)

Exhibit Number	Description

10.5	Amended and Restated Master Services Agreement, dated May 22, 2009, between GMAC Inc. and General Motors Corporation* (Filed as Exhibit 10.5 to the Company’s Quarterly Report for the period ended June 30, 2009, on Form 10-Q/A (File No. 1-3754), incorporated herein by reference.)

10.6	Auto Finance Operating Agreement, entered into on August 6, 2010, between Ally Financial Inc. and Chrysler Group LLC* (Filed as Exhibit 10.1 to the Company’s Quarterly Report for the period ended September 30, 2010, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.7	Intellectual Property License Agreement, dated November 30, 2006, by and between General Motors Corporation and GMAC LLC (Filed as Exhibit 10.1 to the Company’s Quarterly Report for the period ended March 31, 2007, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.8	Capital and Liquidity Maintenance Agreement, entered into on October 29, 2010, between Ally Financial Inc., IB Finance Holding Company, LLC, Ally Bank and the Federal Deposit Insurance Corporation (Filed as Exhibit 10.2 to the Company’s Quarterly Report for the period ended September 30, 2010, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

10.9	Settlement agreement, dated December 23, 2010, by and between GMAC Mortgage, LLC, Residential Capital, LLC, Residential Funding Securities, LLC, Residential Asset Mortgage Products, Inc., Residential Funding Company LLC, Residential Funding Mortgage Securities I, Inc., Residential Accredit Loans, Inc., Homecomings Financial LLC, and the Federal National Mortgage Association* (Filed as Exhibit 10.9 to the Company’s Annual Report for the period ended December 31, 2010, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.10	Ally Financial Inc. Long-Term Equity Compensation Incentive Plan, as amended (Filed as Exhibit 10.10 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.11	Ally Financial Inc. Severance Plan, Plan Document and Summary Plan Description, as amended (Filed as Exhibit 10.11 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.12	Form of Award Agreement related to the issuance of Deferred Stock Units (Filed as Exhibit 10.12 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.13	Deferred Stock Unit Award Agreement for Michael A. Carpenter, dated April 12, 2012 (Filed as Exhibit 10.13 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.14	Deferred Stock Unit Award Agreement for Jeffrey J. Brown, dated April 12, 2012 (Filed as Exhibit 10.14 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.15	Deferred Stock Unit Award Agreement for Barbara A. Yastine, dated April 12, 2012 (Filed as Exhibit 10.15 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.16	Deferred Stock Unit Award Agreement for William F. Muir, dated April 12, 2012 (Filed as Exhibit 10.16 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

Exhibit Number	Description

10.17	Deferred Stock Unit Award Agreement for James G. Mackey, dated April 12, 2012 (Filed as Exhibit 10.17 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.18	Deferred Stock Unit Award Agreement for Thomas F. Marano, dated April 12, 2012 (Filed as Exhibit 10.18 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.19	Partial Release of Liability Agreement, dated March 17, 2010, by and among Federal Home Loan Mortgage Corporation, GMAC Mortgage, LLC and Residential Funding Company, LLC***

10.20	Purchase and Sale Agreement, by and between Ally Financial Inc. and Royal Bank of Canada, dated October 23, 2012. (Filed as Exhibit 10.20 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754) , incorporated herein by reference.)

10.21	Amended and Restated Purchase and Sale Agreement, by and among Ally Financial Inc., General Motors Financial Company, Inc., and General Motors Company, dated November 21, 2012, as amended and restated as of February 22, 2013 (Filed as Exhibit 10.21 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.22	Share Transfer Agreement, by and between Ally Financial Inc. and General Motors Financial Company, Inc., dated November 21, 2012 (Filed as Exhibit 10.22 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

10.23	Consent Judgment, dated March 12, 2012 (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of March 12, 2012 (File No. 1-3754), incorporated herein by reference.)

10.24	Form of Ally Financial Inc. 2011 Executive Performance Plan***

10.25	Form of Ally Financial Inc. 2011 Incentive Compensation Plan***

10.26	Form of Ally Financial Inc. Employee Stock Purchase Plan***

10.27	Form of Ally Financial Inc. 2011 Non-Employee Directors Equity Compensation Plan***

10.28	Form of Conversion and Exchange Agreement, between the Company and the United States Department of the Treasury**

12	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements (Filed as Exhibit 12 to the Company’s Quarterly Report for the period ended March 31, 2013, on Form 10-Q (File No. 1-3754), incorporated herein by reference.)

21	Subsidiaries of the Registrant (Filed as Exhibit 21 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K (File No. 1-3754), incorporated herein by reference.)

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibits 5 and 8)

24.1	Power of Attorney***

*	Certain confidential portions have been omitted pursuant to a confidential treatment request which has been separately filed with the Securities and Exchange Commission.

**	To be filed by amendment.

***	Filed previously.